As filed with the U.S. Securities and Exchange Commission on February 12, 2024.
Registration No. 333-264965

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.
4
TO
FORM
S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Digital World Acquisition Corp.
(Exact name of registrant as specified in its charter)

Delaware	6770	85-4293042
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
3109 Grand Ave.,
#450
Miami
,
Florida
33133
(305)
735-1517
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Eric Swider
Chief Executive Officer
Digital World Acquisition Corp.
3109 Grand Ave
.,
#450
Miami
,
Florida
33133
(
305
)
735-1517
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brandon J. Bortner, Esq. Brad Bondi, Esq. Gil Savir, Esq. Maria M. Larsen, Esq. Paul Hastings LLP 2050 M Street NW, Washington, DC 20036 (202) 551-1700	John F. Haley, Esq. Jonathan H. Talcott, Esq. Michael D. Bryan, Esq. Nelson Mullins Riley & Scarborough LLP 2 South Biscayne Blvd., 21 st Floor Miami, Florida 33131 (305) 373-9400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement to consummate the proposed merger are satisfied or waived.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in
Rule 12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated	☒	Smaller reporting company	☒

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED FEBRUARY 12, 2024

PROXY STATEMENT OF

DIGITAL WORLD ACQUISITION CORP.

PROSPECTUS FOR UP TO

135,869,509 SHARES OF COMMON STOCK

To the Stockholders of Digital World Acquisition Corp.:

We are pleased to provide this proxy statement/prospectus relating to the proposed merger (the “Merger”) of DWAC Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Digital World Acquisition Corp., a Delaware corporation (“Digital World”), with and into Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), pursuant to an Agreement and Plan of Merger, dated as of October 20, 2021 (as amended by the First Amendment to Agreement and Plan of Merger, dated May 11, 2022, the Second Amendment to Agreement and Plan of Merger, dated August 9, 2023, the Third Amendment to Agreement and Plan of Merger, dated September 29, 2023, and as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and among Digital World, Merger Sub, TMTG, ARC Global Investments II, LLC, a Delaware limited liability company, in the capacity as the representative of the stockholders of Digital World, and TMTG’s General Counsel in his capacity as the representative of the stockholders of TMTG. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement. If the Merger Agreement is adopted and the Merger and the other transactions contemplated thereby (collectively, the “Business Combination”) are approved by Digital World’s and TMTG’s stockholders, and the Business Combination is subsequently completed, the Merger Sub will merge with and into TMTG with TMTG surviving the Merger as a wholly owned subsidiary of Digital World. Upon the consummation of the Business Combination, Digital World will change its name to “Trump Media & Technology Group Corp.” As used in this proxy statement/prospectus, “New Digital World” refers to Digital World after giving effect to the consummation of the Business Combination. In addition, upon the consummation of the Business Combination, (a) all of the issued and outstanding TMTG common stock of TMTG immediately prior to the effective time of the Merger (the “Effective Time”) (other than those properly exercising any applicable appraisal rights under Delaware law or any shares of TMTG common stock issued upon the conversion of TMTG Convertible Notes immediately prior to the Effective Time pursuant to the terms of the Merger Agreement) will automatically be cancelled and will cease to exist, in exchange for the right to receive their pro rata portion of the Merger Consideration and the Earnout Shares, if any (each, as defined below), (b) all of the outstanding TMTG common stock that was issued upon the conversion of TMTG Convertible Notes immediately prior to the Effective Time pursuant to the terms of the Merger Agreement will automatically be cancelled and will cease to exist, in exchange for the right to receive shares of New Digital World common stock upon the terms set forth in the Merger Agreement, (c) each outstanding option to acquire shares of TMTG common stock (whether vested or unvested) will be assumed by New Digital World and automatically converted into an option to acquire shares of New Digital World common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of TMTG common stock into the Merger Consideration, and (d) each outstanding restricted stock unit of TMTG shall be converted into a restricted stock unit relating to shares of New Digital World common stock.

The Merger Agreement provides that (A) the aggregate merger consideration to be paid to TMTG securityholders (other than holders of TMTG Convertible Notes) as of immediately prior to the Effective Time will be an amount equal to $875,000,000, subject to adjustments for TMTG’s closing debt, net of cash and unpaid transaction expenses (the “Merger Consideration”), with each such TMTG securityholder receiving shares of New Digital World common stock for its TMTG securities, and (B) prior to the Effective Time, the issued and outstanding TMTG Convertible Notes will be converted into shares of TMTG common stock, such that, at the Effective Time, holders of such TMTG common stock will be entitled to receive from New Digital World a number of shares of New Digital World common stock equal to (i) the number of such shares of TMTG common stock multiplied by (ii) the conversion ratio applicable to the previously converted TMTG Convertible Notes. The Merger Consideration to be paid to TMTG securityholders will be paid solely by the delivery of new shares of New Digital World common stock, with each valued at $10.00 per share. See “Summary of the Proxy Statement/Prospectus — The Business Combination Proposal (Proposal 1) — Merger Consideration” for additional details. Because TMTG securityholders are expected to control a majority of the voting power of the outstanding New Digital World common stock, with President Trump beneficially owning at least 58.1% of the voting power of such New Digital World common stock, New Digital World will then be a “controlled company” within the meaning of applicable rules of the Nasdaq Global Market (“Nasdaq”) upon the Closing. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. TMTG intends to rely on these exemptions upon consummation of the Business Combination. As a result, New Digital World’s stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. See “Risk Factors — Risks Related to Digital World and the Business Combination — The Combined Entity will be a “controlled company” within the meaning of the applicable rules of Nasdaq and, as a result, qualifies for exemptions from certain corporate governance requirements. If the Combined Entity relies on these exemptions, its stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.”

The Merger Agreement also provides that TMTG stockholders (other than with respect to any shares of TMTG common stock received as a result of the conversion of TMTG Convertible Notes) will also have a contingent right to receive up to an aggregate of an additional 40,000,000 shares of New Digital World common stock (the “Earnout Shares”) after the Closing based on the price performance of the New Digital World common stock during the three (3) year period following the Closing (the “Earnout Period”). The Earnout Shares shall be earned and payable during the Earnout Period as follows:

•

if the dollar volume-weighted average price (“VWAP”) of New Digital World common stock equals or exceeds $12.50 per share for any 20 trading days within any 30 trading day period, New Digital World shall issue to the former TMTG stockholders an additional 15,000,000 Earnout Shares;

•

if the VWAP of New Digital World common stock equals or exceeds $15.00 per share for any 20 trading days within any 30 trading day period, New Digital World shall issue to the former TMTG stockholders an additional 15,000,000 Earnout Shares; and

•

if the VWAP of New Digital World common stock equals or exceeds $17.50 per share for any 20 trading days within any 30 trading day period, New Digital World shall issue to the former TMTG stockholders an additional 10,000,000 Earnout Shares.

Digital World’s Public Units, Digital World Class A common stock and Digital World’s Public Warrants are publicly traded on the Nasdaq. We will apply to list the New Digital World common stock issuable upon consummation of the Business Combination on Nasdaq under the symbols “DJT” and “DJTW,” respectively, upon the Closing. Upon the Closing, Digital World’s Public Units will be separated into their component securities and will cease to be listed on Nasdaq.

Digital World will hold a virtual special meeting of its stockholders in order to obtain the stockholder approvals necessary to complete the Business Combination. At the Digital World Special Meeting, which will be held exclusively via a live audio webcast, on [●], 2024 at 10:00 a.m., Eastern Time, unless postponed or adjourned to a later date, Digital World will ask its stockholders to adopt the Merger Agreement and the related transactions, thereby approving the Business Combination, and to approve the other Proposals described in this proxy statement/prospectus. To participate in the virtual meeting, a Digital World stockholder of record will need the 12-digit control number included on such stockholder’s proxy card or instructions that accompanied such stockholder’s proxy materials. If a Digital World stockholder holds his, her or its shares in “street name,” which means his, her or its shares are held of record by a broker, bank or other nominee, such Digital World stockholder should contact his, her or its broker, bank or nominee to ensure that votes related to the shares he, she or it beneficially owns are properly counted. In this regard, such Digital World stockholder must provide the record holder of his, her or its shares with instructions on how to vote his, her or its shares or, if such Digital World stockholder wishes to attend the special meeting of Digital World and vote in person, obtain a proxy from his, her or its broker, bank or nominee. The live audio webcast of the Digital World special meeting will begin promptly at 10:00 a.m., Eastern Time. Digital World stockholders are encouraged to access the special meeting of Digital World prior to the start time. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.

If you have any questions or need assistance with voting your Digital World common stock, please contact Alliance Advisors, Digital World’s proxy solicitor, by calling 877-728-4996 or by emailing dwac@allianceadvisors.com. This proxy statement/prospectus and the notice of the special meeting relating to the Business Combination will be available at www.proxyvote.com.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the special meeting of Digital World’s stockholders. We encourage you to carefully read this entire proxy statement/prospectus, including all annexes attached hereto.

The accompanying proxy statement/prospectus provides stockholders of Digital World and TMTG with detailed information about the Business Combination and other matters to be considered at the special meeting of Digital World. We encourage you to read the entire accompanying proxy statement/prospectus, including the Annexes thereto and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 63 of the accompany proxy statement/prospectus.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE

TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [●], 2024, and is first being mailed to stockholders of Digital World on or about [●], 2024.

Very truly yours,

Eric Swider

Chief Executive Officer

Digital World Acquisition Corp.

DIGITAL WORLD ACQUISITION CORP.

3109 Grand Ave., #450

Miami, Florida 33133

TO THE STOCKHOLDERS OF DIGITAL WORLD ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Digital World Special Meeting”) of Digital World Acquisition Corp., a Delaware corporation (“Digital World”), will be held virtually at 10:00 a.m., Eastern Time, on [●], 2024. Details on how to participate are more fully described in this proxy statement/prospectus. At the Digital World Special Meeting, Digital World stockholders will be asked to consider and vote upon the following proposals (collectively, the “Proposals”).

You are cordially invited to attend the Stockholders Meeting, which will be held for the following purposes:

(1)

The Business Combination Proposal (Proposal 1) — To approve and adopt the Agreement and Plan of Merger, dated as of October 20, 2021 (as amended by the First Amendment to the Agreement dated May 11, 2022, the Second Amendment to the Agreement, dated August 9, 2023, the Third Amendment to the Agreement, dated September 29, 2023, and as it may further be amended or supplemented from time to time, the “Merger Agreement”), by and among Digital World, DWAC Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Digital World (“Merger Sub”), Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), ARC Global Investments II, LLC, a Delaware limited liability company, in the capacity as the representative of the stockholders of Digital World, and TMTG’s General Counsel in the capacity as the representative of the stockholders of TMTG, and approve the transactions contemplated thereby, including the merger of Merger Sub with and into TMTG, with TMTG continuing as the surviving corporation and as a wholly owned subsidiary of Digital World (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). As used herein, “New Digital World” refers to Digital World after giving effect to the consummation of the Business Combination. Upon the consummation of the Business Combination, Digital World will change its name to “Trump Media & Technology Group Corp.” Subject to the terms and conditions set forth in the Merger Agreement, among other matters, at the effective time of the Merger (the “Effective Time”):

(a)

the outstanding shares of Class A common stock, par value $0.0001 per share, of Digital World (“Digital World Class A common stock”), including any shares of Class B common stock, par value $0.0001 per share, of Digital World (“Digital World Class B common stock”, and together with the Digital World Class A common stock, the “Digital World common stock”) that are converted into Digital World Class A common stock in accordance with Digital World’s amended and restated certificate of incorporation (the “Digital World Charter”), will be redesignated as common stock, par value $0.0001 per share, of Trump Media & Technology Group Corp. (which will be the new name of Digital World after the Closing (referred to herein as “New Digital World common stock”);

(b)

as consideration for the Merger, TMTG securityholders (other than holders of TMTG Convertible Notes) as of immediately prior to the Effective Time will be entitled to receive an amount equal to $875,000,000, subject to adjustments for TMTG’s closing debt, net of cash and unpaid transaction expenses (the “Merger Consideration”), with each such TMTG securityholder receiving shares of New Digital World common stock for its TMTG securities. In addition, prior to the Effective Time, the issued and outstanding TMTG Convertible Notes will be converted into shares of TMTG common stock, such that, at the Effective Time, holders of such TMTG common stock (as defined below) will be entitled to receive from New Digital World a number of shares of New Digital World common stock equal to (i) the number of such shares of TMTG common stock multiplied by (ii) the conversion ratio applicable to the previously converted TMTG Convertible Notes. Accordingly, at the Effective Time, (a) all of the issued and outstanding TMTG common

1

stock immediately prior to the Effective Time (other than those properly exercising any applicable appraisal rights under Delaware law or any shares of TMTG common stock issued upon the conversion of TMTG Convertible Notes immediately prior to the Effective Time pursuant to the terms of the Merger Agreement) will automatically be cancelled and will cease to exist, in exchange for the right to receive their pro rata portion of the Merger Consideration and the Earnout Shares (as defined below), if any, (b) all of the issued and outstanding common stock of TMTG immediately prior to the Effective Time that was issued upon the conversion of TMTG Convertible Notes pursuant to the terms of the Merger Agreement will automatically be cancelled and will cease to exist, in exchange for the right to receive shares of New Digital World common stock upon the terms set forth in the Merger Agreement, (c) each outstanding option to acquire shares of TMTG common stock (whether vested or unvested) will be assumed by New Digital World and automatically converted into an option to acquire shares of New Digital World common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of TMTG common stock into the Merger Consideration, and (d) each outstanding restricted stock unit of TMTG shall be converted into a restricted stock unit relating to shares of New Digital World common stock; and

(c)

TMTG stockholders (other than with respect to any shares of TMTG common stock received as a result of the conversion of TMTG Convertible Notes) will also have a contingent right to receive up to an aggregate of an additional 40,000,000 shares of New Digital World common stock (the “Earnout Shares”) after the Closing based on the price performance of the New Digital World common stock during the three (3) year period following the Closing (the “Earnout Period”). The Earnout Shares shall be earned and payable during the Earnout Period as follows:

•

if the dollar volume-weighted average price (“VWAP”) of New Digital World common stock equals or exceeds $12.50 per share for any 20 trading days within any 30 trading day period, New Digital World shall issue to the former TMTG stockholders an additional 15,000,000 Earnout Shares;

•

if the VWAP of New Digital World common stock equals or exceeds $15.00 per share for any 20 trading days within any 30 trading day period, New Digital World shall issue to the former TMTG stockholders an additional 15,000,000 Earnout Shares; and

•

if the VWAP of New Digital World common stock equals or exceeds $17.50 per share for any 20 trading days within any 30 trading day period, New Digital World shall issue to the former TMTG stockholders an additional 10,000,000 Earnout Shares.

We refer to this proposal as the “Business Combination Proposal.” A copy of the Merger Agreement and the related agreements to be entered into pursuant to the Merger Agreement are attached to this proxy statement/prospectus as Annex A.

(2)

Charter Amendment Proposals (Proposals 2 through 6) — To approve and adopt subject to and conditioned on (but with immediate effect therefrom) approval of each of the Business Combination Proposal, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal and the consummation of the Business Combination, a second amendment and restatement to the amended and restated of certificate of incorporation of Digital World (the “Digital World Charter”), as set out in the draft second amended and restated version of Digital World Charter appended to this proxy statement/prospectus as Annex B (the “Amended Charter”), for the following amendments (collectively, the “Charter Amendment Proposals”):

(a)	Name Change — To provide that the name of Digital World shall be changed to “Trump Media & Technology Group Corp.” (Proposal 2);

(b)	Board Structure and Composition — To provide for the structure of the board of directors after the Closing (the “Board”), split into three classes of as even size as practicable, Class I, II, and III,

2

each to serve a term of three (3) years, except for the initial term, for which the Class I directors will be up for reelection at the first annual meeting of stockholders occurring after the Closing, and for which the Class II directors will be up for reelection at the second annual meeting of stockholders occurring after the Closing. Directors will not be able to be removed during their term except for cause. The size of the Board shall be determined by resolution of the Board but will initially be seven (7) (Proposal 3);

(c)

Amendment of Blank Check Provisions — To remove and change certain provisions in the Digital World Charter related to Digital World’s status as a special purpose acquisition company, including but not limited to the deletion of Article IX of the Digital World Charter in its entirety (Proposal 4);

(d)

The Authorized Share Charter Amendment — To increase the number of authorized shares of common stock to accommodate any shares to be issued in connection with (i) the Business Combination, (ii) the conversion of securities issued in Post-IPO Financings, (iii) the exercise of any Warrants, (iv) the conversion of TMTG Convertible Notes immediately prior to the Effective Time in connection with the Closing, (v) the Equity Incentive Plan and (vi) any future issuances of shares of New Digital World common stock if determined by the New Digital World Board to be in the best interests of New Digital World after the consummation of the Business Combination without incurring the risk, delay and potential expense incident to obtaining stockholder approval to increase the authorized share capital (Proposal 5); and

(e)

Amendment and Restatement of the Digital World Charter — Conditioned upon the approval of Proposals 2 through 5, to approve the proposed Amended Charter in the form attached as Annex B hereto, which includes the approval of all other changes in the proposed Amended Charter in connection with replacing the existing Digital World Charter with the proposed Amended Charter as of the Effective Time (Proposal 6).

(3)

The Director Election Proposal (Proposal 7) — To consider and vote upon a proposal to elect seven (7) directors to serve on the board of directors of New Digital World, each effective from the consummation of the Business Combination and for a term as set forth under the proposed Amended Charter or until such director’s earlier death, resignation, retirement or removal (the “Director Election Proposal”);

(4)

The Incentive Plan Proposal (Proposal 8) — To consider and vote upon a proposal to adopt the Trump Media & Technology Group Corp. 2024 Equity Incentive Plan (the “Equity Incentive Plan”), a copy of which is attached to this proxy statement/prospectus as Annex C and the issuance of common stock equal to 7.5% of the fully diluted, and as converted, amount of New Digital World common stock to be outstanding immediately following consummation of the Business Combination, taking into account any additional shares that may be issued pursuant to the Earnout Shares, if such plan is approved in accordance with the Incentive Plan Proposal (the “Incentive Plan Proposal”);

(5)

The Nasdaq Proposal (Proposal 9) — To consider and vote upon a proposal to approve, assuming that each of the Business Combination Proposal, the Charter Amendment Proposals, the Director Election Proposal and the Incentive Plan Proposal are approved and adopted, for the purposes of complying with Nasdaq Listing Rule 5635, the issuance of (a) shares of New Digital World common stock in the Business Combination pursuant to the terms of the Merger Agreement, (b) any additional shares of New Digital World common stock to be issued pursuant to the conversion of securities issued in the Post-IPO Financings, the exercise of Post-IPO Warrants, the conversion of TMTG Convertible Notes immediately prior to the Effective Time in connection with the Closing and the Equity Incentive Plan (the “Nasdaq Proposal”); and

(6)

The Adjournment Proposal (Proposal 10) — To consider and vote upon a proposal to adjourn the Digital World Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Digital World Special Meeting, there

3

are not sufficient votes to approve the Business Combination Proposal, the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal, or the Nasdaq Proposal. We refer to this proposal as the “Adjournment Proposal.”

Only holders of record of Digital World common stock at the close of business on [●], 2024 (the “Record Date”) are entitled to notice of the Digital World Special Meeting and to vote at the Digital World Special Meeting and any adjournments or postponements of the Digital World Special Meeting. A complete list of Digital World stockholders of record entitled to vote at the Digital World Special Meeting will be available for ten days before the Digital World Special Meeting at the principal executive offices of Digital World for inspection by stockholders during ordinary business hours for any purpose germane to the Digital World Special Meeting.

Pursuant to the Digital World Charter, Digital World is providing Digital World Public Stockholders with the opportunity to redeem, upon the Closing, shares of Digital World Class A common stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the trust account of Digital World (the “Trust Account”) that holds the proceeds (including interest but less taxes payable) of the Digital World initial public offering (the “Digital World IPO”), including securities issued in connection with the underwriters’ over-allotment option after the Digital World IPO. For illustrative purposes, as of February 8, 2024, based on funds in the Trust Account of $312,083,428.12 as of such date, the pro rata portion of the funds available in the Trust Account for the Redemption of Public Shares of Digital World Class A common stock was approximately $10.85 per share. Digital World Public Stockholders are not required to affirmatively vote for or against the Business Combination in order to redeem their shares of common stock for cash. This means that Public Stockholders who hold shares of Digital World Class A common stock on or before [●], 2024 (two (2) business days before the Digital World Special Meeting) will be eligible to elect to have their shares of Digital World Class A common stock redeemed for cash in connection with the Digital World Special Meeting, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the Digital World Special Meeting. A Public Stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, with respect to more than 15% of the shares of Digital World common stock included in the Units of Digital World sold in the Digital World IPO (including over-allotment securities sold to Digital World’s underwriters after the Digital World IPO) without the prior consent of Digital World. Holders of Digital World’s outstanding Public Warrants and Units do not have Redemption Rights with respect to such securities in connection with the Business Combination. Holders of outstanding Digital World Units must separate the underlying shares of Digital World Class A common stock from the Public Warrants prior to exercising Redemption Rights with respect to the public Digital World Class A common stock. ARC Global Investments II LLC, the sponsor of Digital World (the “Sponsor”), Digital World’s then-officers and directors, in connection with their appointment and for an aggregate of 47,500 Founder Shares, and certain other current officers and directors, in connection with their appointment, agreed to waive their Redemption Rights with respect to any shares of Digital World common stock they may hold in connection with the consummation of the Business Combination. In addition, the anchor investors of Digital World have agreed to waive their Redemption Rights with respect to any shares of Digital World Class B common stock held by them in connection with the consummation of the Business Combination; holders of Digital World representative shares have agreed to waive their Redemption Rights with respect to such shares in connection with the consummation of the Business Combination; and all such shares will be excluded from the pro rata calculation used to determine the per-share Redemption price. Our Sponsor owns more than a majority of the outstanding shares of Class B common stock. Currently, the Sponsor and our directors and officers beneficially own 14.8% of the issued and outstanding shares of Digital World common stock and anchor investors beneficially own an aggregate of 4.4% of the issued and outstanding shares of Digital World Class B common stock. The Sponsor and Digital World’s directors and officers have agreed to vote any shares of Digital World common stock owned by them in favor of the Business Combination, which would include the Business Combination Proposal and the other Proposals. The anchor investors of Digital World have also agreed to vote any shares of Digital World Class B common stock held by them in favor of the Business Combination.

4

The approval of the Charter Amendment Proposals requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders, as of the Record Date, a majority of the then issued and outstanding shares of Class A common stock and Class B common stock, voting together as a single class.

The approval of the Business Combination Proposal, the Incentive Plan Proposal and the Nasdaq Proposal requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders, as of the Record Date, of a majority of votes cast of Class A common stock and Class B common stock, voting together as a single class, entitled to vote thereon at the Digital World Special Meeting.

The approval of the Director Election Proposal requires a plurality vote of the shares of Digital World common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Digital World Special Meeting.

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Digital World Special Meeting.

If the Business Combination Proposal is not approved, the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal will not be presented to the Digital World stockholders for a vote. The approval of the Business Combination Proposal, the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal are preconditions to the consummation of the Business Combination.

While the Board approved the Business Combination, the Merger Agreement contemplates that during the pendency of the transaction TMTG will provide Digital World updated due diligence information regarding the financial condition of TMTG’s businesses and that following receipt and review of such due diligence information the Board could have, from October 31, 2023 through November 21, 2023, terminated the Merger Agreement if it no longer believed in good faith that the Business Combination was in the best interests of Digital World or its stockholders. Given the duration of time between the initial execution of the Merger Agreement and the Second Amendment to the Agreement as well as the significant turnover on the Digital World Board since the Merger Agreement was first signed in 2021, during December 2023 in connection with exercising its fiduciary duties, the Board sought to refresh and complete its financial and business due diligence of TMTG, including with respect to the revised transaction terms contemplated by the Second Amendment to the Agreement. In reaching its determination and in support of its decision that the Business Combination and the other transactions contemplated by the Merger Agreement, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and its stockholders, the Digital World Board conducted a bring-down evaluation of TMTG’s business model, financial performance, growth opportunities and competitive positioning. As part of this evaluation process, the Digital World Board engaged Alvarez & Marsal Valuation Services (“Alvarez & Marsal”) as an independent advisor to assist in the preparation and review of a comparable company analysis for the purposes of the Digital World Board’s assessment of the value that the public markets could ascribe to New Digital World (the “Comparable Company Analysis”) based on the firm’s experience with companies in the tech industry. The Comparable Company Analysis was based on certain publicly traded companies selected by Digital World’s management and the Digital World Board, with the assistance of Alvarez & Marsal, which included Meta, X (formerly Twitter), Snapchat and Pinterest. However, while these companies may share certain characteristics that are similar to TMTG, the Digital World Board did not consider any of these companies to be identical in nature to TMTG, given its affiliation with former President Trump and unique market positioning, including purposeful differentiation from the current market offerings considered in its analysis.

In December 2023, Digital World concluded its renewed due diligence with respect to TMTG’s business plan. Digital World’s Board determined (i) that the Merger Agreement and the transactions contemplated thereby, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital

5

World and (ii) to recommend that the Digital World stockholders adopt the Merger Agreement and approve the Business Combination and the other transactions contemplated by the Merger Agreement.

For illustrative purposes, as of February 8, 2024, there was approximately $312,083,428.12 in the Trust Account. Any Redemption of shares of Digital World Class A common stock by Digital World’s Public Stockholders will decrease the amount in the Trust Account. In accordance with the Digital World Charter, net tangible assets must be maintained at a minimum of $5,000,001 immediately prior to or upon consummation of the Business Combination.

Your attention is directed to this proxy statement/prospectus (including the annexes hereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call us at 877-728-4996 or contact us by email dwac@allianceadvisors.com.

By Order of the Board of Directors of Digital World Acquisition Corp.

6

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST, PRIOR TO 5:00 P.M., EASTERN TIME, ON [●], 2024 (TWO (2) BUSINESS DAYS BEFORE THE DIGITAL WORLD SPECIAL MEETING), TENDER YOUR SHARES PHYSICALLY OR ELECTRONICALLY AND SUBMIT A REQUEST IN WRITING THAT WE REDEEM YOUR PUBLIC SHARES FOR CASH TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY. PLEASE ALSO AFFIRMATIVELY CERTIFY IN YOUR REQUEST TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY FOR REDEMPTION IF YOU “ARE” OR “ARE NOT” ACTING IN CONCERT OR AS A “GROUP” (AS DEFINED IN SECTION 13(D)(3) OF THE EXCHANGE ACT) WITH ANY OTHER STOCKHOLDER WITH RESPECT TO SHARES OF COMMON STOCK. YOU MUST ACT IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE DIGITAL WORLD SPECIAL MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

THIS PROXY STATEMENT/PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT DIGITAL WORLD AND TMTG THAT IS NOT INCLUDED IN OR DELIVERED HEREWITH. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO STOCKHOLDERS OF DIGITAL WORLD UPON WRITTEN OR ORAL REQUEST. IF YOU WOULD LIKE TO MAKE SUCH REQUEST, YOU SHOULD CONTACT DIGITAL WORLD IN WRITING AT ERIC SWIDER, DIGITAL WORLD ACQUISITION CORP., 3109 GRAND AVE., #450, MIAMI, FLORIDA 33133 OR BY TELEPHONE AT (305) 735-1517. TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST THE INFORMATION NO LATER THAN [●], 2024, WHICH IS FIVE BUSINESS DAYS BEFORE THE DATE YOU MUST MAKE YOUR INVESTMENT DECISION.

1

i

ii

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Digital World, constitutes a prospectus of Digital World under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of Digital World to be issued to TMTG’s securityholders under the Merger Agreement. This document also constitutes a notice of meeting and a proxy statement of Digital World under Section 14(a) of the Exchange Act.

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Digital World stockholders nor the issuance by Digital World of its common stock in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding Digital World and its business, operations, management and other matters has been provided by Digital World and information contained in this proxy statement/prospectus regarding TMTG and its business, operations, management and other matters has been provided by TMTG.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus contains information concerning the market and industry in which TMTG conducts its business. TMTG operates in an industry in which it is difficult to obtain precise industry and market information. TMTG has obtained market and industry data in this proxy statement/prospectus from industry publications and from surveys or studies conducted by third parties that it believes to be reliable. TMTG cannot assure you of the accuracy and completeness of such information, and it has not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. As a result, you should be aware that it is possible that any such market, industry and other similar data may not in fact be reliable. While TMTG is not aware of any misstatements regarding any industry data presented in this proxy statement/prospectus, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the section entitled “Risk Factors” in this proxy statement/prospectus.

TRADEMARKS

This proxy statement/prospectus references the trademark and service mark applications of TMTG. Such applications include “Truth Social,” which was filed in the name of Trump Media & Technology Group Corp.; and “TMTG,” “TMTG+,” “POST A TRUTH,” “FOLLOW THE TRUTH” (word mark plus design), “RETRUTH,” “TRUTHSOCIAL,” “TRUTH SOCIAL” and “TRUTHPLUS,” which were filed in the name of T Media Tech LLC (TMTG’s wholly owned subsidiary that was acquired in October 2021). On February 14, 2023, a trademark for “Truth Social” in classes 21 and 25 was registered with the U.S. Patent and Trademark Office (“USPTO”) by T Media Tech LLC for use with mugs, cups and certain types of clothing. Trademark applications for “Truth Social” in classes 9 and 42; for “RETRUTH” in classes 9, 35, 38, 41, 42, and 45; for “TRUTHSOCIAL” in classes 9, 35, 38, 41, 42, and 45;

and for “TRUTHPLUS” in classes 9, 35, 38, 41, and 42 are the subject of suspension notices received from the USPTO on October 24, 2022; January 13, 2023; February 14, 2023 and February 17, 2023, respectively, in each case based on alleged similarity to existing registered and pending trademarks. In particular, the USPTO has issued non-final rejections of all the foregoing applications to register marks for use with a social media network or a streaming video service. Although TMTG has pursued certain appeal rights, there can be no assurance that TMTG will be able to overcome the trademark examiner’s objections or that the challenged marks will be approved. The other trademark applications listed above remain pending, but have not been the subject of adverse action by the USPTO. This proxy statement/prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Trademarks and service marks are collectively referred to herein as “Trademarks.” Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “Digital World” refer to Digital World Acquisition Corp.

In this document:

“Adeptus” means Adeptus Partners LLC, Digital World’s independent registered public accounting firm.

“Amended Charter” means the second amended and restated certificate of incorporation of Digital World to be adopted by Digital World pursuant to the Charter Amendment Proposals.

“anchor investors” are to (i) accounts or funds managed by Radcliffe Capital Management, L.P., (ii) Meteora Capital Partners, LP (an affiliate of Glazer Capital LLC), (iii) Castle Creek Strategies (and sub-funds associated with Castle Creek), (iv) The K2 Principal Fund L.P., (v) Context Partners Master Fund LP, (vi) Boothbay Absolute Return Strategies, LP (or its affiliate Boothbay Diversified Alpha Master Fund LP, commonly controlled by Boothbay Fund Management LLC), (vii) investment funds and accounts managed by Shaolin Capital Management, LLC, (viii) Hudson Bay Master Fund Ltd. and/or its affiliates, (ix) Saba Capital Master Fund, Ltd., Saba Capital Master Fund II, Ltd., Saba Capital Master Fund III, LP and Saba Capital SPAC Opportunities, Ltd., and/or its affiliates, (x) D. E. Shaw Valence Portfolios, L.L.C and (xi) Yakira Capital Management, Inc. (none of which are affiliated with any member of Digital World management, our sponsor or any other anchor investor), each of which entered into an investment agreement pursuant to which it expressed an interest to purchase up to 8.3% of the Public Units sold in the Digital World IPO.

“Board” or “Digital World Board” means (i) prior to the consummation of the Business Combination, the board of directors of Digital World and (ii) at and following the Closing, the board of directors of the Combined Entity.

“Borgers” means BF Borgers, TMTG’s independent registered public accounting firm.

“Business Combination” means the Merger and the other transactions contemplated by the Merger Agreement.

“Class A common stock” means the Class A common stock, par value $0.0001 per share, of Digital World.

“Class B common stock” means the Class B common stock, par value $0.0001 per share, of Digital World, including the Founder Shares.

“Closing” means the closing of the Business Combination.

“Code” means the Internal Revenue Code, as amended.

“Combined Entity” or “New Digital World” means Digital World after giving effect to the Business Combination, and which will include TMTG and any other direct or indirect subsidiaries of Digital World to the extent reasonably applicable.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Digital World” means Digital World Acquisition Corp., a Delaware corporation, which will be renamed “Trump Media & Technology Group Corp.” in connection with the Closing.

“Digital World Alternative Financing Notes” means up to $50,000,000 in 8.00% interest bearing convertible promissory notes due on the date that is twelve (12) months after the date of the stockholders’ approval of the Business Combination, in either (i) Working Capital Units, (ii) cash or (iii) a combination of both Working Capital Units and cash, in each case, at the election of the holder. Such Digital World Alternative Financing Notes may be redeemed by Digital World, in whole or in part, commencing on the date on which all New Digital World common stock issuable to the holders has been registered with the SEC, by providing a 10-day notice of such redemption (the “Alternative Notes Redemption Right”). This Alternative Notes Redemption Right is contingent upon the trading price of the New Digital World common stock exceeding 130% of the applicable conversion price on at least 3 trading days, whether consecutive or not, within the 15 consecutive trading days ending on the day immediately preceding the day on which a redemption notice is issued by Digital World. The redemption price will be the total of the principal amount redeemed under such note plus any applicable portion of accrued and unpaid interest up to, but excluding, the redemption date. The Digital World Alternative Financing Notes have a floor conversion price of $8.00 or greater.

“Digital World Alternative Warrants” means up to 3,050,000 Post IPO-Warrants to be issued concurrently with the Closing to certain institutional investors in Post-IPO Financings.

“Digital World Charter” or “Charter” means Digital World’s current amended and restated certificate of incorporation as filed with the Secretary of State of the State of Delaware as most recently amended and filed on September 6, 2023.

“Digital World common stock” means any of the Class A common stock and the Class B common stock of Digital World.

“Digital World Convertible Notes” means up to $40,000,000 in non-interest-bearing convertible promissory notes payable upon the stockholders’ approval of the Business Combination, in (A) either (i) Working Capital Units or (ii) cash or Working Capital Units, at the election of the holder or (B) in the case of such convertible promissory notes issued pursuant to the Convertible Note Compensation Plan, Class A common stock. Up to $30,000,000 of such convertible promissory notes may be issued to the Sponsor or its affiliates or Digital World’s officers or directors in connection with any loans made by them to Digital World prior to Closing. Up to $10,000,000 of such convertible promissory notes may be issued to either third parties providing services or making loans to Digital World or to the Sponsor or its affiliates or Digital World’s officers or directors in connection with any loans made by them to Digital World prior to Closing.

“Digital World IPO,” “IPO” or “Initial Public Offering” means Digital World’s initial public offering that was consummated on September 8, 2021.

“Digital World IPO Prospectus” means the final prospectus of Digital World, dated as of September 2, 2021, and filed with the SEC pursuant to Rule 424(b) under the Securities Act on September 8, 2021 (File No. 333-256472).

“Digital World Special Meeting” means the special meeting of the stockholders of Digital World, to be held virtually at 10:00 a.m., Eastern Time, on [●], 2024.

“Effective Time” means the effective time of the Merger in accordance with the Merger Agreement.

“Equity Incentive Plan” means the Trump Media & Technology Group Corp. 2024 Equity Incentive Plan, as such may be amended, supplemented or modified from time to time, which shall be adopted by Digital World and approved in accordance with the Incentive Plan Proposal to be effective as of Closing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“First Amendment to the Agreement” means the First Amendment to Agreement and Plan of Merger, dated May 11, 2022, by and among Digital World, Merger Sub, TMTG, the Sponsor in the capacity as the representative of Digital World, and TMTG’s General Counsel in the capacity as the representative of TMTG.

“Founder Shares” means Class B common stock initially purchased by the Sponsor on January 20, 2021.

“Initial Stockholders” means the Sponsor and any other holders of the Founder Shares prior to the Digital World IPO (or their permitted transferees), if any.

“Marcum” means Marcum LLP, Digital World’s former independent registered public accounting firm.

“Merger” means the merger of Merger Sub with and into TMTG, with TMTG continuing as the surviving corporation and as a wholly owned subsidiary of Digital World, in accordance with the terms of the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger, dated October 20, 2021, as amended by the First Amendment to the Agreement, the Second Amendment to the Agreement and the Third Amendment to the Agreement, and as it may further be amended or supplemented from time to time, by and among Digital World, Merger Sub, TMTG, the Sponsor in the capacity as the representative of Digital World, and TMTG’s General Counsel in the capacity as the representative of TMTG.

“Merger Sub” means DWAC Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Digital World.

“New Digital World common stock” means the common stock, par value $0.0001 per share, of Digital World (which will be renamed Trump Media & Technology Group Corp.) following the Business Combination that was previously designated Class A common stock of Digital World. New Digital World common stock will include any shares of Class B common stock all of which will be converted into common stock of Digital World in connection with the Closing pursuant to the Digital World Charter.

“PIPE Investment” means that certain private placement originally entered into in 2021 pursuant to certain securities purchase agreements (the “SPAs”) with certain institutional investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase shares of Digital World’s Series A Convertible Preferred Stock (the “Preferred Stock”) for a purchase price of $1,000 per share (the “PIPE”). The PIPE Investment was terminated in full as of January 10, 2024.

“Placement Shares” means the shares of Digital World Class A common stock included within the Placement Units purchased by the Sponsor in the Private Placement.

“Placement Units” means 1,133,484 units issued to the Sponsor in the Private Placement (including the additional units purchased after the Digital World IPO in connection with underwriters’ exercise of the over-allotment option to purchase additional securities). Each Placement Unit consists of one Placement Share and one-half of one Placement Warrant.

“Placement Warrants” means the warrants included within the Placement Units purchased by the Sponsor in the Private Placement. Each Placement Warrant entitles the holder thereof to purchase one share of Digital World Class A common stock for $11.50 per share.

“Post-IPO Financing” means any financing transaction undertaken by Digital World following its IPO but prior to or concurrently with the Closing, pursuant to which Digital World Convertible Notes, Digital World Alternative Financing Notes or Digital World Alternative Warrants are issued.

“Post-IPO Warrants” means any additional warrants issued or to be issued pursuant to the Warrant Agreement by the Company after the IPO, including any Digital World Alternative Warrants. Each Post-IPO Warrant entitles the holder thereof to purchase one share of Digital World Class A common stock for $11.50 per share and each Post-IPO Warrant, when and if issued, shall have substantially the same terms and be in the same form as the Public Warrants, except that such Post-IPO Warrants may only be transferred to the applicable holder’s affiliates.

“Prior Amendments” means, collectively, the First Amendment to the Agreement, the Second Amendment to the Agreement and the Third Amendment to the Agreement.

“Private Placement” means the private placement consummated simultaneously with the Digital World IPO in which Digital World issued to the Sponsor the Placement Units.

“Proposals” means the Business Combination Proposal, the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal.

“Public Shares” means shares of Class A common stock included in the Public Units and shares of Class A common stock underlying the Public Warrants, each a “Public Share”.

“Public Stockholders” means holders of Public Shares, each a “Public Stockholder”.

“Public Units” means units issued in the Digital World IPO, including any over-allotment securities acquired by Digital World’s underwriters, consisting of one Public Share and one-half of one Public Warrant.

“Public Warrants” means warrants underlying the Units issued in the Digital World IPO. Each whole Public Warrant entitles the holder thereof to purchase one share of Class A common stock for $11.50 per share.

“Redemption or Redemption Rights” means the right of the holders of Class A common stock to have their shares redeemed in accordance with the procedures set forth in this proxy statement/prospectus and the Digital World Charter.

“Required Proposals” means the Business Combination Proposal, the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Amendment to the Agreement” means the Second Amendment to Agreement and Plan of Merger, dated August 9, 2023, by and among Digital World, Merger Sub, TMTG, the Sponsor in the capacity as the representative of Digital World, and TMTG’s General Counsel in the capacity as the representative of TMTG.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means ARC Global Investments II LLC.

“Third Amendment to the Agreement” means the Third Amendment to Agreement and Plan of Merger, dated September 29, 2023, by and among Digital World, Merger Sub, TMTG, the Sponsor in the capacity as the representative of Digital World, and TMTG’s General Counsel in the capacity as the representative of TMTG.

“TMTG” means Trump Media & Technology Group Corp., a Delaware corporation, and includes the surviving corporation after the Merger. References herein to TMTG will include its subsidiaries to the extent reasonably applicable.

“TMTG 2022 Plan” means the Trump Media & Technology Group Corp. 2022 Equity Incentive Plan, adopted by TMTG following the date of Merger Agreement and prior to the Closing.

“TMTG Board” means the board of directors of TMTG.

“TMTG common stock” means shares of common stock, par value $0.000001 per share, of TMTG.

“TMTG Convertible Notes” means the (i) TMTG Executive Promissory Notes entered into in the ordinary course of TMTG’s business as compensation for certain of its directors and officers and (ii) series of convertible promissory notes in the aggregate principal amount of up to $60,000,000 issued by TMTG pursuant to those certain note purchase agreements, by and among TMTG and the holders party thereto including any additional convertible promissory notes (the “Additional TMTG Convertible Notes”) of like tenor entered into after the date of the Merger Agreement, which notes automatically convertible into TMTG common stock prior to the Effective Time. The number of shares of TMTG common stock to be issued to holders of the TMTG Convertible Notes will be equal to (A) (i) the principal amount of the applicable promissory note, divided by (ii) the applicable conversion price in such note (the “TMTG Convertible Note Base Shares”), (B) plus the number of shares of TMTG common stock equal to the product of (x) TMTG Convertible Note Base Shares multiplied by (y) 1 (one), minus the Conversion Ratio (as defined in the Merger Agreement). The Additional TMTG Convertible Notes are required to feature a floor conversion price of $8.00 or greater.

“TMTG Convertible Securities” means, collectively, any TMTG Options, TMTG RSUs, warrants or rights to subscribe for or purchase any capital stock of TMTG or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of TMTG.

“TMTG Executive Promissory Notes” means, collectively, the up to $9,200,000, in non-interest-bearing promissory notes entered into with certain TMTG directors and officers, automatically convertible into TMTG common stock prior to the Effective Time or otherwise payable on or before September 30, 2024. The number of shares of TMTG common stock to be issued to holders of the TMTG Executive Promissory Notes will be equal to (A) (i) the principal amount of the applicable promissory note, divided by (ii) $10.00 (the “TMTG Executive Note Base Shares”), plus (B) the number of shares of TMTG common stock equal to the product of (x) the TMTG Executive Note Base Shares multiplied by (y) one (1), minus the Conversion Ratio (as defined in the Merger Agreement). Any repayment of the TMTG Executive Promissory Notes (as well as any delivery of shares of TMTG common stock issued in settlement of the TMTG Executive Promissory Note) will be subject to applicable tax withholding.

“TMTG Options” means, collectively, all outstanding options to purchase shares of TMTG common stock, whether or not exercisable and whether or not vested, immediately prior to the Effective Time under the TMTG 2022 Plan or otherwise.

“TMTG RSUs” means all outstanding restricted stock units with respect to shares of TMTG common stock, whether or not vested, immediately prior to the Effective Time under the TMTG 2022 Plan or otherwise.

“TMTG securities” means any of the TMTG common stock and any TMTG Convertible Securities.

“TMTG securityholders” means, collectively, the holders of TMTG securities (other than, and to the extent that, such TMTG securities were received as a result of the conversion of the TMTG Convertible Notes).

“TMTG stockholders” means, collectively, the holders of TMTG common stock, each a “TMTG stockholder” (other than, and to the extent that, such TMTG common stock was received as a result of the conversion of the TMTG Convertible Notes).

“Trust Account” means the trust account of Digital World, which holds the net proceeds of (i) the Digital World IPO, including from over-allotment securities sold by Digital World’s underwriters, (ii) the sale of the Placement Units and (iii) the additional funds deposited by the Sponsor to the Trust Account to extend the period of time to consummate an initial business combination, together with interest earned thereon, less amounts released to pay tax obligations and up to $100,000 for dissolution expenses, and amounts paid pursuant to Redemptions.

“U.S. GAAP” means generally accepted accounting principles in the United States.

“Units” means any of the Public Units, Placement Units, and the Working Capital Units.

“Warrant Agreement” means that warrant agreement, dated September 2, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent, as filed with the SEC on September 9, 2021 on Form 8-K.

“Warrants” means any of the Post-IPO Warrants, Public Warrants, the Placement Warrants and the warrants underlying the Working Capital Units, excluding any warrants of TMTG.

“Working Capital Units” means any units issuable pursuant to the Digital World Convertible Notes or the Digital World Alternative Financing Notes, as applicable. Each unit consists of one share of Digital World Class A common stock and one-half Warrant. Each unit issuable pursuant to the applicable Digital World Convertible Notes or the Digital World Alternative Financing Notes, subject to the terms and conditions of each such applicable note, shall not have a price lower than $8.00 per unit.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus (including the documents incorporated by reference herein) contains forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of Digital World and TMTG. These statements are based on the beliefs and assumptions of the management of Digital World and TMTG. Although Digital World and TMTG believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Digital World nor TMTG can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” or similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Neither Borgers, TMTG’s independent auditor, nor Adeptus, Digital World’s independent auditor, has examined, compiled or otherwise applied procedures with respect to the accompanying forward-looking financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it. The report of Borgers included in this proxy statement/prospectus relates to historical financial information of TMTG, and the report of Adeptus included in this proxy statement/prospectus relates to historical financial information of Digital World. Neither report extends to the forward-looking information and should not be read as if it does. Forward-looking statements contained in this proxy statement/prospectus include, but are not limited to, statements about:

•

the ability of Digital World and TMTG prior to the Business Combination to meet the closing conditions to the Business Combination, including approval by stockholders of Digital World and TMTG of the Business Combination and related Proposals, and the availability of at least $5,000,001 in net tangible assets, after giving effect to Redemptions of Public Shares, if any;

•	the ability of the Combined Entity following the Business Combination to realize the benefits from the Business Combination;

•	the ability of Digital World to complete the Business Combination;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•

the ability of Digital World and TMTG prior to the Business Combination, and the Combined Entity following the Business Combination, to obtain and/or maintain the listing of New Digital World common stock on Nasdaq following the Business Combination;

•	future financial performance following the Business Combination;

•	public securities’ potential liquidity and trading;

•	the use of proceeds not held in the Trust Account or available to Digital World from interest income on the Trust Account balance;

•	the impact from the outcome of any known and unknown litigation;

•	the ability of the Combined Entity to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses;

•	expectations regarding future expenditures of the Combined Entity following the Business Combination;

•	the future mix of revenue and effect on gross margins of the Combined Entity following the Business Combination;

•

the attraction and retention of qualified directors, officers, employees and key personnel of Digital World and TMTG prior to the Business Combination, and the Combined Entity following the Business Combination;

•	the ability of the Combined Entity to compete effectively in a competitive industry;

•	the impact of the ongoing legal proceedings in which President Trump is involved on TMTG’s corporate reputation and brand;

•	expectations concerning the relationships and actions of TMTG and its affiliates with third parties;

•	the impact from future regulatory, judicial, and legislative changes in TMTG’s or the Combined Entity’s industry;

•	the ability to locate and acquire complementary products or product candidates and integrate those into TMTG’s or the Combined Entity’s business;

•	future arrangements with, or investments in, other entities or associations;

•	intense competition and competitive pressures from other companies in the industries in which the Combined Entity will operate; and

•	other factors detailed under the section entitled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that Digital World or TMTG “believes” and similar statements reflect such party’s beliefs and opinions on the relevant subject. These statements are based upon information available to such party as of the date of this proxy statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and these statements should not be read to indicate that either Digital World or TMTG has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or instruct how your vote should be cast or vote your shares on the Proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, the actual results or performance of Digital World, TMTG and/or the Combined Entity may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause Digital World’s, TMTG’s or the Combined Entity’s actual results to differ include:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•

the outcome of any legal or regulatory proceedings that have been, or may be, instituted in the future against Digital World, TMTG, the Combined Entity or others following announcement of the Merger Agreement and the transactions contemplated therein or following consummation of the Business Combination;

•	the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of Digital World or TMTG or other conditions to Closing;

•	the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the Business Combination;

•

the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of the Combined Entity to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

•	costs related to the proposed Business Combination;

•	the possibility that Digital World, TMTG or the Combined Entity may be adversely impacted by other economic, business, and/or competitive factors;

•	risks related to future pandemics and other macroeconomic or geopolitical developments, and government responses thereto;

•	future exchange and interest rates;

•

the risk that Digital World, or the Combined Entity fails to maintain an effective system of disclosure controls and internal controls over financial reporting, Digital World’s or the Combined Entity’s ability to produce timely and accurate financial statements or comply with applicable SEC or stock exchange regulations could be impaired; and

•

other risks and uncertainties indicated in this proxy statement/prospectus, including those under “Risk Factors” herein, and other filings that have been made or will be made with the SEC by Digital World or the Combined Entity.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of Digital World and TMTG prior to the Business Combination, and the Combined Entity following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Digital World or TMTG assess the impact of all such risk factors on the business of Digital World and TMTG prior to the Business Combination, and the Combined Entity following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. This is particularly true for a company like TMTG that has a limited operating history to reference. All forward-looking statements attributable to Digital World or TMTG or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements.

QUESTIONS AND ANSWERS

The following questions and answers briefly address some commonly asked questions about the Proposals to be presented at the Digital World Special Meeting. The following questions and answers do not include all the information that is important to stockholders of Digital World. We urge the stockholders of Digital World to read carefully this entire proxy statement/prospectus, including the annexes and other documents referred to herein.

QUESTIONS AND ANSWERS ABOUT THE DIGITAL WORLD PROPOSALS

Q.	Why am I receiving this proxy statement/prospectus?

A.

Digital World stockholders are being asked to consider and vote upon a proposal to approve the Business Combination contemplated by the Merger Agreement, among other Proposals. Pursuant to the Merger set forth in the Merger Agreement, TMTG will become a wholly owned subsidiary of Digital World. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Digital World Special Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

THE VOTE OF DIGITAL WORLD STOCKHOLDERS IS IMPORTANT. DIGITAL WORLD STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.

Below are proposals on which Digital World stockholders are being asked to vote.

1) The Business Combination Proposal (Proposal 1).

Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time:

(a)

the outstanding shares of Class A common stock, par value $0.0001 per share, of Digital World (“Digital World Class A common stock”), including any shares of Class B common stock, par value $0.0001 per share, of Digital World (“Digital World Class B common stock”, and together with the Digital World Class A common stock, the “Digital World common stock”) that are converted into Digital World Class A common stock in accordance with the Digital World Charter, will be redesignated as common stock, par value $0.0001 per share, of Trump Media & Technology Group Corp. (which will be the new name of Digital World after the Closing, as described below, “New Digital World”) (referred to herein as “New Digital World common stock”);

(b)

as consideration for the Merger, TMTG securityholders (other than holders of TMTG Convertible Notes) as of immediately prior to the Effective Time will be entitled to receive an amount equal to $875,000,000, subject to adjustments for TMTG’s closing debt, net of cash and unpaid transaction expenses (the “Merger Consideration”), with each such TMTG securityholder receiving shares of New Digital World common stock for its TMTG securities. In addition, prior to the Effective Time, the issued and outstanding TMTG Convertible Notes will be converted into shares of TMTG common stock, such that, at the Effective Time, holders of such TMTG common stock will be entitled to receive from New Digital World a number of shares of New Digital World common stock equal to (i) the number of such shares of TMTG common stock multiplied by (ii) the conversion ratio applicable to the previously converted TMTG Convertible Notes. Accordingly, at the Effective Time, (a) all of the issued and outstanding TMTG common stock immediately prior to the Effective Time (other than those properly exercising any applicable appraisal rights under Delaware law or any shares of TMTG common stock issued upon the conversion of TMTG Convertible Notes immediately prior to the Effective Time pursuant to the terms of the Merger Agreement) will automatically be cancelled and will cease to exist, in exchange for the right to receive their pro rata portion of the Merger Consideration and the Earnout Shares (as defined below), if any, (b) all of the issued and outstanding common stock of TMTG immediately prior to the Effective Time that was issued upon the conversion of TMTG Convertible Notes pursuant to the terms of the Merger Agreement will automatically be cancelled and will cease to exist, in exchange for the right to receive shares of New Digital World common stock upon the terms set forth in the Merger Agreement, (c) each outstanding option to acquire shares of TMTG common stock (whether vested or unvested) will be assumed by New Digital World and automatically converted into an option to acquire shares of New Digital World common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of TMTG common stock into the Merger Consideration, and (d) each outstanding restricted stock unit of TMTG shall be converted into a restricted stock unit relating to shares of New Digital World common stock.

(c)

TMTG stockholders (other than with respect to any shares of TMTG common stock received as a result of the conversion of TMTG Convertible Notes) will also have a contingent right to receive up to an aggregate of an additional 40,000,000 shares of New Digital World common stock (the “Earnout Shares”) after the Closing based on the price performance of the New Digital World common stock during the three (3) year period following the Closing (the “Earnout Period”). The Earnout Shares shall be earned and payable during the Earnout Period as follows:

•

if the VWAP of New Digital World common stock equals or exceeds $12.50 per share for any 20 trading days within any 30 trading day period, New Digital World shall issue to the former TMTG stockholders an additional 15,000,000 Earnout Shares;

•

if the VWAP of New Digital World common stock equals or exceeds $15.00 per share for any 20 trading days within any 30 trading day period, New Digital World shall issue to the former TMTG stockholders an additional 15,000,000 Earnout Shares; and

•

if the VWAP of New Digital World common stock equals or exceeds $17.50 per share for any 20 trading days within any 30 trading day period, New Digital World shall issue to the former TMTG stockholders an additional 10,000,000 Earnout Shares.

The Merger Consideration will be subject to a post-Closing true up 90 days after the Closing.

In addition to the approval of the Proposals at the Digital World Special Meeting, unless waived by the parties to the Merger Agreement, in accordance with applicable law, the Closing is subject to a number of conditions set forth in the Merger Agreement including, among others, receipt of the requisite stockholder approval contemplated by this proxy statement/prospectus. For more information about the closing conditions to the Business Combination, see the section titled “The Business Combination Proposal (Proposal 1) — The Merger Agreement — Conditions to the Closing.”

The Merger Agreement may be terminated at any time prior to the Closing upon agreement of TMTG and Digital World, or by TMTG or Digital World acting alone, in specified circumstances. For more information about the termination rights under the Merger Agreement, see the section titled “The Business Combination Proposal (Proposal 1) — The Merger Agreement — Termination.”

Pursuant to the Digital World Charter, in connection with the Business Combination, holders of Public Shares may elect to have their shares redeemed for cash at the applicable Redemption price per share calculated in accordance with the Digital World Charter. For illustrative purposes, as of February 8, 2024, the pro rata portion of the funds available in the Trust Account for the Public Shares was approximately $10.85 per share. If a holder exercises its Redemption Rights in connection with the Business Combination, then such holder will be exchanging its Class A common stock for cash and will only have equity interests in the Combined Entity pursuant to its right to exercise its Public Warrants, to the extent it still holds Public Warrants. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands Redemption and delivers its shares (either physically or electronically) to our transfer agent at least two business days prior to the Digital World Special Meeting. Holders of Public Shares may elect to redeem their shares whether or not such shares are voted at the Digital World Special Meeting. See the section titled “The Digital World Special Meeting — Redemption Rights.”

The transactions contemplated by the Merger Agreement will be consummated only if the Business Combination Proposal, the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal are approved at the Digital World Special Meeting. In addition, the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal are conditioned on the approval of the Business Combination Proposal (and each such Proposal is cross-conditioned on the approval of all Required Proposals). The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

The Combined Entity’s Board will increase to seven members upon the Closing. In accordance with the Amended Charter to be filed immediately after the Closing, the Board will be divided into three classes, with each director to serve for a three-year term, except for the initial terms after the Closing. At each annual meeting of stockholders of the Combined Entity, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. See the Charter Amendment Proposals below for more information.

The Business Combination involves numerous risks. For more information about these risks, see the section titled “Risk Factors.”

2) The Charter Amendment Proposals (Proposals 2 through 6).

Digital World stockholders will be asked to approve and adopt, subject to and conditioned on (but with immediate effect therefrom) approval of each of the Business Combination Proposal, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal and the consummation of the Business Combination, a second amendment and restatement of the Digital World Charter, as set out in the Amended Charter appended to this proxy statement/prospectus as Annex B, for the following amendments (collectively, the “Charter Amendment Proposals”):

(a)	Name Change – To provide that the name of New Digital World shall be changed to “Trump Media & Technology Group Corp.” (Proposal 2);

(b)

Board Structure and Composition – To provide for the structure of the post-Closing Board, split into three classes of as even size as practicable, Class I, II, and III each to serve a term of three (3) years, except for the initial term, for which the Class I directors will be up for reelection at the first annual meeting of stockholders occurring after the Closing, and for which the Class II directors will be up for reelection at the second annual meeting of stockholders occurring after the Closing. Directors will not be able to be removed during their term except for cause, and then only by the affirmative vote of the holders of not less than two thirds (2/3) of the outstanding shares of capital stock then entitled to vote at an election of directors. The size of the Board of the Combined Entity shall be determined by resolution of such Board but will initially be seven (7) (Proposal 3);

(c)

Amendment of Blank Check Provisions – To remove and change certain provisions in the Digital World Charter related to Digital World’s status as a special purpose acquisition company, including the deletion of Article IX of the Digital World Charter in its entirety (Proposal 4);

(d)

The Authorized Share Charter Amendment – To increase the number of authorized shares of common stock to accommodate any shares to be issued in connection with (i) the Business Combination, (ii) the conversion of securities issued in Post-IPO Financings, (iii) the exercise of any Warrants, (iv) the conversion of TMTG Convertible Notes immediately prior to the Effective

Time in connection with the Closing, (v) the Equity Incentive Plan and (vi) any future issuances of shares of New Digital World common stock if determined by the New Digital World Board to be in the best interests of New Digital World after the consummation of the Business Combination without incurring the risk, delay and potential expense incident to obtaining stockholder approval to increase the authorized share capital (Proposal 5).

(e)

Amendment and Restatement of the Digital World Charter – Conditioned on the approval of Proposals 2 through 5, a proposal to approve the proposed Amended Charter in the form attached as Annex B hereto, which includes the approval of all other changes in the proposed charter in connection with replacing the existing Digital World Charter with the proposed Amended Charter as of the Effective Time (Proposal 6).

3) The Director Election Proposal (Proposal 7)

To consider and vote upon a proposal to elect seven (7) directors to serve on the Combined Entity’s Board, each effective from the consummation of the Business Combination and for a term as set forth under the proposed Amended Charter or until such director’s earlier death, resignation, retirement or removal (Proposal 7).

4) The Incentive Plan Proposal (Proposal 8)

Digital World is proposing that its stockholders approve and adopt the Equity Incentive Plan, which will become effective upon the Closing.

The Equity Incentive Plan will reserve shares of New Digital World common stock equal to 7.5% of the fully diluted, and as converted, amount of New Digital World common stock to be outstanding immediately following consummation of the Business Combination, taking into account any additional shares that may be issued pursuant to the Earnout Shares. The purpose of the Equity Incentive Plan is to assist in attracting, retaining, motivating, and rewarding certain key employees, officers, directors, and consultants of New Digital World and its affiliates and promoting the creation of long-term value for stockholders of New Digital World by closely aligning the interests of such individuals with those of other stockholders. The Equity Incentive Plan authorizes the award of share-based incentives to encourage eligible employees, officers, directors, and consultants, as described below, to expend maximum effort in the creation of stockholder value.

A summary of the Equity Incentive Plan is set forth in the “The Incentive Plan Proposal (Proposal 8)” section of this proxy statement/prospectus and a complete copy of the Equity Incentive Plan is attached hereto as Annex C. You are encouraged to read the Equity Incentive Plan in its entirety.

5) The Nasdaq Proposal (Proposal 9)

To consider and vote upon a proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635, (a) the issuance of up to 127,500,000 newly issued shares of New Digital World common stock in the Business Combination, which amount will be determined as described in more detail in the accompanying proxy statement/prospectus, (b) the issuance, if any, of up to 7,968,395 shares of New Digital World common stock in connection with the conversion of any Digital World Convertible Notes and Digital World Alternative Financing Notes entered into prior to the consummation of the Business Combination, (c) the issuance, if any, of up to 6,552,134 shares of New Digital World common stock in connection with the exercise of Post-IPO Warrants, (d) the issuance of up to 8,369,508 shares of New Digital World common stock issuable upon conversion of outstanding TMTG Convertible Notes immediately prior to the Effective Time in connection with the Closing and (e) the issuance of shares of New Digital World common stock equal to 7.5% of the fully diluted, and as converted, amount of New Digital World common stock to be outstanding immediately following consummation of the Business Combination under the Equity Incentive Plan.

6) The Adjournment Proposal (Proposal 10)

To consider and vote upon a proposal to adjourn the Digital World Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Digital World Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal or the Nasdaq Proposal.

Q:	When and where will the Digital World Special Meeting take place?

A:

The Digital World Special Meeting will be held on [●], 2024, at 10:00 a.m., Eastern Time, via live audio webcast at [●] or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals.

Q:	Are the Proposals conditioned on one another?

A:

Unless the Business Combination Proposal is approved, the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal, and the Nasdaq Proposal will not be presented to the stockholders of Digital World at the Digital World Special Meeting, insofar as the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal are conditioned on the approval of the Business Combination Proposal (and each such Proposal is cross-conditioned on the approval of all Required Proposals). The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that if the Business Combination Proposal does not receive the requisite vote for approval, we will not consummate the Business Combination. If Digital World does not consummate the Business Combination and fails to complete an initial business combination by September 8, 2024, Digital World will be required, in accordance with the Digital World Charter, to dissolve and liquidate its Trust Account by returning the then remaining funds in such account (less amounts released to pay tax obligations and up to $100,000 for dissolution expenses, and amounts paid pursuant to Redemptions) to its Public Stockholders, unless it seeks and obtains again the approval of Digital World stockholders to amend the Digital World Charter to extend such date.

Q:	What will happen in the Business Combination?

A:

At the Closing, Merger Sub will merge with and into TMTG, with TMTG surviving such Merger, as a result of which (a) all of the issued and outstanding TMTG common stock immediately prior to the Effective Time (other than those properly exercising any applicable appraisal rights under Delaware law or any shares of TMTG common stock issued upon the conversion of TMTG Convertible Notes immediately prior to the Effective Time pursuant to the terms of the Merger Agreement) will automatically be cancelled and will cease to exist, in exchange for the right to receive their pro rata portion of the Merger Consideration and the Earnout Shares, if any, (b) all of the issued and outstanding common stock of TMTG immediately prior to the Effective Time that was issued upon the conversion of TMTG Convertible Notes pursuant to the terms of the Merger Agreement will automatically be cancelled and will cease to exist, in exchange for the right to receive shares of New Digital World common stock upon the terms set forth in the Merger Agreement, (c) each outstanding option to acquire shares of TMTG common stock (whether vested or unvested) will be assumed by New Digital World and automatically converted into an option to acquire shares of New Digital World common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of TMTG common stock into the Merger Consideration, and (d) each outstanding restricted stock unit of TMTG shall be converted into a restricted stock unit relating to shares of New Digital World common stock. Upon consummation of the Business Combination, TMTG will become a wholly owned subsidiary of Digital World and Digital World will change its name to Trump Media & Technology Group Corp. After the Closing, the cash held in the Trust Account will be released from the Trust Account and used to pay each of Digital World’s and TMTG’s transaction expenses and other liabilities of Digital World due as of the Closing, and for working capital and general corporate purposes of the Combined Entity. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Q:	What equity stake will current stockholders of Digital World, including anchor investors and TMTG securityholders and convertible noteholders hold in the Combined Entity after the Closing?

A:

It is anticipated that, upon the completion of the Business Combination, Digital World’s Public Stockholders will retain an ownership interest of approximately 21.6% of the outstanding capital stock of the Combined Entity, the Sponsor will retain an ownership interest of approximately 6.4% of the outstanding capital stock of the Combined Entity and holders of TMTG securities will own approximately 72.0% of the outstanding capital stock of the Combined Entity.

The foregoing ownership percentages with respect to the Combined Entity following the Business Combination (a) exclude the exercise of outstanding Warrants and the conversion of securities issued in the Post-IPO Financings and (b) assume that (i) there are no Redemptions of any shares by Digital World’s Public Stockholders in connection with the Business Combination and (ii) no awards are issued under the Equity Incentive Plan. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by Digital World’s existing stockholders in the Combined Entity will be different.

If any of the Digital World’s Public Stockholders exercise their Redemption Rights, the percentage of the Combined Entity’s outstanding common stock held by Digital World’s Public Stockholders will decrease and the percentages of the Combined Entity’s outstanding common stock held by the Sponsor and by the holders of TMTG securities will increase, in each case relative to the percentage held if none of the Public Shares are redeemed. Upon the issuance of New Digital World common stock in connection with the Business Combination, the percentage ownership of the Combined Entity by Digital World’s Public Stockholders who do not redeem their Public Shares will be diluted. Digital World Public Stockholders that do not redeem their Public Shares in connection with the Business Combination will experience further dilution upon the exercise of Public Warrants that are retained after the Closing by redeeming Public Stockholders. The percentage of the total number of outstanding shares of New Digital World common stock that will be owned by Digital World’s Public Stockholders as a group will vary based on the number of Public Shares for which the holders thereof request Redemption in connection with the Business Combination and the number of shares of common stock issued upon conversion of the Preferred Stock (if any). The following table illustrates varying beneficial ownership levels in the Combined Entity, as well as possible sources and extent of dilution for non-redeeming Public Stockholders, excluding the conversion of the shares of Preferred Stock and assuming no Redemptions by Public Stockholders, 33.3% Redemption by Public Stockholders, 50% Redemption by Public Stockholders, and the maximum (80%) Redemptions by Public Stockholders:

	Minimum Redemption		33.33% Redemption		50% Redemption		Maximum (80%) Redemption (1)
Digital World
SPAC public shareholder shares	28,745,952	21.2%	19,164,926	15.2%	14,372,976	11.9%	5,754,280	5.1%
SPAC private placement shares	1,133,484	0.8%	1,133,484	0.9%	1,133,484	0.9%	1,133,484	1.0%
Underwriter IPO shares	143,750	0.1%	143,750	0.1%	143,750	0.1%	143,750	0.1%
SPAC sponsor promote (primarily Founder Shares)	9,631,250	7.1%	9,631,250	7.6%	9,631,250	7.9%	9,631,250	8.6%

Total Digital World	39,654,436	29.3%	30,073,410	23.9%	25,281,460	20.9%	16,662,764	14.8%

TMTG
Rollover equity shares for TMTG shareholders	87,500,000	64.6%	87,500,000	69.5%	87,500,000	72.2%	87,500,000	77.8%
TMTG convertible note shares	8,369,509	6.2%	8,369,509	6.6%	8,369,509	6.9%	8,369,501	7.4%

Total TMTG	95,869,509	70.7%	95,869,509	76.1%	95,869,509	79.1%	95,869,509	85.2%

Total	135,523,945	100.0%	125,942,919	100.0%	121,150,969	100.0%	112,529,456	100.0%

(1)

Digital World is required to have at least $5,000,001 in net tangible assets and $60 million in cash upon the closing of the Business Combination (the “Financial Closing Conditions”). The ability to meet the Financial Closing Conditions will not be known until the level of redemptions of Public Shares in connection with the Business Combination is known. As a result, if redemptions exceed $244.9 million (or 80% of the Trust Account assets before redemptions) the Business Combination would not close. As such, the Maximum Redemption scenario does not reflect the full amount of Public Shares that may be redeemed under Digital World’s Charter. Accordingly, if holders of more than 22,991,673 Public Shares seek to exercise such Redemption Rights, the Business Combination is not expected to close.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Should one or more of the assumptions prove incorrect, actual beneficial ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

There are a number of closing conditions in the Merger Agreement, including the approval by the stockholders of Digital World of the Business Combination Proposal, the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal. The Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal are subject to and conditioned on the approval of the Business Combination Proposal. The Business Combination Proposal is subject to and conditioned on the approval of the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal. For a summary of the conditions that must be satisfied or waived prior to the Closing, see the section titled “The Business Combination Proposal (Proposal 1) — The Merger Agreement.”

Q:	Why is Digital World providing stockholders with the opportunity to vote on the Business Combination?

A:

Under the Digital World Charter, Digital World must provide all holders of its Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of Digital World’s initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. As such, Digital World has elected to provide its stockholders with the opportunity to have their Public Shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, Digital World is seeking to obtain the approval of its stockholders of the Business Combination Proposal in order to allow its Public Stockholders to effectuate Redemptions of their Public Shares in connection with the Closing.

Q:	Did the Digital World Board obtain a fairness opinion or a third-party valuation in determining whether or not to proceed with the Business Combination?

A:

The Digital World Board did not obtain a fairness opinion. However, given the duration of time between the initial execution of the Merger Agreement and the Second Amendment to the Agreement as well as the significant turnover on the Digital World Board since the Merger Agreement was first signed in 2021, during December 2023 in connection with exercising its fiduciary duties, the Board sought to refresh and complete its financial and business due diligence of TMTG, including with respect to the revised transaction terms contemplated by the Second Amendment to the Agreement. In reaching its determination and in support of its decision that the Business Combination and the other transactions contemplated by the Merger Agreement, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and its stockholders, the Digital World Board conducted a bring-down evaluation of TMTG’s business model, financial performance, growth opportunities and competitive positioning. As part of this evaluation process, the Digital World Board engaged Alvarez & Marsal as an independent advisor to assist in the preparation and review of a Comparable Company Analysis based on the firm’s experience with companies in the tech industry. The Comparable Company Analysis was based on certain publicly traded companies selected by Digital World’s management and the Digital World Board, with the assistance of Alvarez & Marsal, which included Meta, X (formerly Twitter), Snapchat and Pinterest. However, while these companies may share certain characteristics that are similar to TMTG, the Digital World Board did not consider any of these companies to be identical in nature to TMTG, given its affiliation with former President Trump and unique market positioning, including purposeful differentiation from the current market offerings considered in its analysis. The Comparable Company Analysis was only one element of a broader due diligence process conducted by the Digital World Board, and Alvarez & Marsal nor was engaged for, neither delivered a fairness opinion or other independent conclusion with respect to the terms of the Second Amendment to the Agreement. See “The Business Combination Proposal (Proposal 1) — The Board’s Reasons for Approval of the Business Combination.”

Q:	Are there any arrangements to help ensure that Digital World will have sufficient funds, together with the proceeds in its Trust Account, to consummate the Business Combination?

A:

Yes. On February 8, 2024, Digital World entered into subscription agreements with certain institutional investors for the issuance of the Digital World Alternative Financing Notes. Through the initial draw of such Digital World Alternative Financing Notes, on February 8, 2024, Digital World issued $10,000,000 to such institutional investors, and expects to issue the remaining up to $40,000,000 concurrently with the closing of the Business Combination (the “Final Drawdown”). The proceeds of such Final Drawdown will be deposited into an account subject to an account control agreement with a U.S. banking institution and such proceeds will be automatically released to New Digital World upon the filing of a resale registration statement with the SEC covering the underlying New Digital World common stock issuable upon conversion of the Digital World Alternative Financing Notes. Accordingly, as of the date of this proxy statement/prospectus and subject to Digital World’s compliance with its contractual obligations under the Digital World Alternative Financing Notes, Digital World expects, that together with the proceeds of the Final Drawdown and the Trust Account, it will have sufficient funds to satisfy the (i) $60,000,000 minimum liquidity condition under the Merger Agreement, and (ii) $5,000,001 minimum net tangible assets condition immediately prior to or upon consummation of the Business Combination. However, if Redemptions exceed 80%, Digital World may be unable to meet these conditions to the Closing in the absence of new sources of financing.

Q:	How many votes do I have at the Digital World Special Meeting?

A:

Digital World stockholders are entitled to one vote at the Digital World Special Meeting for each share of Digital World common stock held of record as of [●], 2024, the record date for the Digital World Special Meeting (the “Record Date”). Each share of our Class A common stock and Class B common stock is entitled to one vote on each matter that comes before the Digital World Special Meeting. As of the close of business on the Record Date, there were 37,180,331 outstanding shares of Digital World common stock.

Q:	What vote is required to approve the Proposals presented at the Digital World Special Meeting?

A:

The approval of the Charter Amendment Proposals requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders, as of the Record Date, of a majority of the then issued and outstanding shares of Class A common stock and Class B common stock, voting together as a single class. Accordingly, a Digital World stockholder’s failure to vote by proxy or to vote in person at the Digital World Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Charter Amendment Proposals.

The approval of the Business Combination Proposal, the Incentive Plan Proposal and the Nasdaq Proposal requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders, as of the Record Date, of a majority of the votes cast of Class A common stock and Class B common stock, voting together as a single class, entitled to vote thereon at the Digital World Special Meeting.

The approval of the Director Election Proposal requires a plurality vote of the shares of Digital World common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Digital World Special Meeting.

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Digital World Special Meeting.

A Digital World stockholder’s failure to vote by proxy or to vote in person at the Digital World Special Meeting will not be counted towards the number of shares of Digital World common stock required to validly establish a quorum, and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on the Business Combination Proposal, the Incentive Plan Proposal, the Nasdaq

Proposal or the Adjournment Proposal. Abstentions will be counted towards the number of shares of Digital World common stock required to validly establish a quorum but will have no effect on the outcome of the vote on the Business Combination Proposal, the Incentive Plan Proposal, the Nasdaq Proposal or the Adjournment Proposal.

The approval of the Director Election Proposal requires a plurality vote of the shares of Digital World common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Digital World Special Meeting. A plurality means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. A Digital World stockholder’s failure to vote by proxy or to vote in person at the Digital World Special Meeting will have no effect on the Director Election Proposal. You may vote “FOR” or “WITHHOLD” authority to vote for each of the director nominees with respect to the Director Election Proposal. “WITHHOLD” votes will be counted towards the number of shares of Digital World common stock required to validly establish a quorum but will have no effect on the outcome of the vote on the Director Election Proposal.

If the Business Combination Proposal is not approved, the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal will not be presented to the Digital World stockholders for a vote. The approval of the Business Combination Proposal, the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal are preconditions to the consummation of the Business Combination.

Q:	What constitutes a quorum at the Digital World Special Meeting?

A:

Holders of a majority in voting power of Digital World common stock issued and outstanding and entitled to vote at the Digital World Special Meeting constitute a quorum. In the absence of a quorum, the chairman of the meeting has power to adjourn the Digital World Special Meeting. As of the Record Date, [●] shares of Digital World common stock would be required to achieve a quorum.

Q:	How will the Sponsor, directors, officers and anchor investors of Digital World vote?

A:

The Sponsor, directors, officers and the anchor investors of Digital World have agreed to vote any Founder Shares and Placement Shares they may hold, as applicable, in favor of the Business Combination, including the Business Combination Proposal and the other Proposals. The Sponsor and all of our current and former directors and officers are expected to vote any Digital World common stock over which they have voting control (including any Public Shares owned by them) in favor of the Business Combination and the other Proposals. Currently, our Sponsor and certain current and former officers and directors own approximately 3.8% of our issued and outstanding shares of Class A common stock, and 76.5% of our issued and outstanding Founder Shares (including 5,497,500 Founder Shares and 1,133,484 Placement Units). Our Sponsor and current directors and officers do not intend to purchase shares of Digital World Class A common stock in the open market or in privately negotiated transactions in connection with the stockholder vote on the Business Combination.

The approval of the Business Combination Proposal requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders, as of the Record Date, of a majority of the votes cast of Class A common stock and Class B common stock, voting together as a single class, entitled to vote thereon at the Digital World Special Meeting. As each Proposal is cross-conditioned on the approval of all Required Proposals, the approval of the Business Combination Proposal is also conditioned on the approval of the Charter Amendment Proposals. The approval of the Charter Amendment Proposals requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders, as of the Record Date, of a majority of the then issued and outstanding shares of Class A common stock and Class B common stock, voting together as a single class. Consequently, the affirmative vote of approximately 55.3% of the unaffiliated issued and outstanding shares of Class A common stock, along with the affirmative vote of all of the issued and outstanding shares of Class A common stock and Class B common stock held by the Sponsor, certain of our current and former directors, officers and the anchor investors, is required to approve the Charter Amendment Proposals.

Q:	What interests do Digital World’s current officers and directors have in the Business Combination?

A:

Eric Swider will remain as a director of the Combined Entity following the Business Combination. None of the Sponsor or current officers or directors of Digital World will receive any interest in the Business Combination other than the interests they owned prior to the Business Combination or as described below in “Risk Factors” and “The Business Combination Proposal (Proposal 1) — Interests of Digital World’s Directors and Officers in the Business Combination.” The interests of the Sponsor or current officers or directors of Digital World may be different from or in addition to (and which may conflict with) your interest. These interests include:

•

that unless Digital World consummates an initial business combination, Digital World’s officers and directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

•

the fact that our Sponsor holds 5,490,000 Founder Shares and 1,133,484 Placement Units, all such securities beneficially owned by Patrick Orlando, a director and former Chairman and Chief Executive Officer. In addition, Mr. Eric Swider, our Chief Executive Officer and a director, owns 7,500 Founder Shares; and the anchor investors own the remaining 1,650,000 Founder Shares. All of such investments would expire worthless if a business combination is not consummated; on the other hand, if an initial business combination is consummated, such investments could earn a positive rate of return on their overall investment in the Combined Entity even if other holders of our common stock experience a negative rate of return, due to each of the Sponsor and such individual anchor investors having initially purchased their respective Founder Shares for $25,000;

•

that as a condition to the Digital World IPO, the Founder Shares became subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares cannot be transferred until the earlier of (A) six months after the completion of Digital World’s initial business combination, (B) subsequent to Digital World’s initial business combination, when the reported last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after Digital World’s initial business combination and (C) such date after its initial business combination on which Digital World completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Digital World stockholders having the right to exchange their shares of Digital World common stock for cash, securities or other property;

•

that an aggregate of 1,133,484 Placement Units were issued to the Sponsor simultaneously with the consummation of the IPO and the underwriters’ exercise of their over-allotment option. Such Units had an aggregate market value of approximately $60.1 million based upon the closing price of Digital World’s Public Units of $53.00 per Unit on Nasdaq on February 9, 2024;

•

that the Sponsor has agreed that the Placement Units, and all of their underlying securities, will not be sold or transferred by it until 30 days after Digital World has completed an initial business combination, subject to limited exceptions;

•

that the Sponsor and directors and officers of Digital World have agreed not to redeem any shares of Digital World common stock they hold in connection with a stockholder vote to approve an initial business combination;

•

that the Sponsor may loan to Digital World additional funds for working capital purposes prior to the Business Combination. As of the date of this proxy statement/prospectus, there were $4,000,700 outstanding in Digital World Convertible Notes due to our Sponsor. If the Business Combination is not

consummated and Digital World does not otherwise consummate another business combination prior to September 8, 2024, then there will likely be insufficient funds to pay the Digital World Convertible Notes;

•

the fact that on June 2, 2023, the Company issued two promissory notes to Renatus LLC (“Renatus”) in the aggregate principal amounts of (a) $2,000,000 and (b) $10,000,000. As of the date of this proxy statement/prospectus there were $1,232,000 outstanding in Digital World Convertible Notes due to Renatus. The proceeds of these notes are being used to pay costs and expenses in connection with completing an initial business combination. Mr. Swider is a founder and partner of Renatus;

•

that if Digital World does not complete an initial business combination by September 8, 2024, the 7,187,500 Founder Shares and 1,133,484 shares of Class A common stock underlying the Placement Units, of which 5,537,500 Founder Shares and shares of 1,133,484 Class A common stock are held by Digital World’s Sponsor, directors and officers, would be worthless because they are not entitled to participate in any Redemption or distribution with respect to such shares. Such shares and Units had an aggregate market value of $338.0 million and $380.9 million, respectively, as of February 9, 2024, based on the closing price per Class A common stock of Digital World as of February 9, 2024 of $47.03 per share and the closing price of Digital World’s Public Units of $53.00 per Unit on Nasdaq on February 9, 2024. Additionally, such outstanding Digital World Convertible Notes, the Placement Warrants underlying the Placement Units would then be worthless.

•

that if the Trust Account is liquidated, including in the event Digital World is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Digital World to ensure that the proceeds in the Trust Account are not reduced below $10.20 per Public Share by the claims of prospective target businesses with which Digital World has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Digital World, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•

that the Sponsor (including its representatives and affiliates) and Digital World’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to Digital World. The Sponsor and Digital World’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to Digital World completing its initial business combination. Digital World’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to Digital World, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Digital World’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Digital World, subject to applicable fiduciary duties under DGCL. Digital World Charter provides that Digital World renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Digital World and such opportunity is one Digital World is legally and contractually permitted to undertake and would otherwise be reasonable for Digital World to pursue, and to the extent the director or officer is permitted to refer that opportunity to Digital World without violating another legal obligation.

•

that Mr. Swider is expected to be appointed as a director of the Combined Entity after the consummation of the Business Combination, Mr. Swider may in the future receive cash fees, stock options or stock awards that the Combined Entity determines to pay to its directors.

•

that Digital World has issued Digital World Convertible Notes to certain officers, directors and affiliates pursuant to the convertible note compensation plan (the “Convertible Note Compensation Plan”), approved by the requisite holders of Class A common stock at the annual meeting of Digital World’s stockholders on December 19, 2023. These notes collectively represent an aggregate amount of $9,651,250 and may be convertible upon the Closing of the Business Combination into a maximum of 965,125 shares of Class A common stock, assuming each recipient chooses to convert their entire promissory note amount into Class A common shares. If we fail to close the Business Combination such notes would then be worthless. See the section entitled “Digital World’s Management — Officer and Director Compensation — Equity Incentive Compensation.”

These interests may influence Digital World’s directors in making their recommendation that you vote in favor of the approval of the Business Combination.

Q:	What interests do TMTG’s current officers and directors have in the Business Combination?

A:

Members of the TMTG Board and its executive officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interest. These interests include, without limitation, the following:

•

Devin Nunes, Chief Executive Officer of TMTG, who currently serves on the TMTG Board, may serve as a director of the Combined Entity after consummation of the Business Combination and TMTG may nominate one or more of its existing directors to serve on the Board of the Combined Entity;

•

Upon consummation of the Business Combination, and subject to certain conditions, certain TMTG executive officers may be eligible to receive a retention bonus of up to $600,000 each for an aggregate amount of up to $1,800,000;

•

Upon consummation of the Business Combination, any outstanding TMTG Options and TMTG RSUs, if any, granted to TMTG’s executive officers and certain members of the TMTG Board under the TMTG 2022 Plan prior to the Closing of the Business Combination will be assumed and converted to options and RSUs under the Equity Incentive Plan effective as of the Closing the Business Combination; and

•

Upon consummation of the Business Combination, and subject to approval of the Incentive Plan Proposal, TMTG’s executive officers and directors are expected to receive grants of stock options and/or restricted stock units under the Equity Incentive Plan from time to time as determined by the compensation committee of the Combined Entity (the “Compensation Committee”).

•

Upon consummation of the Business Combination, and subject to approval of the Charter Amendment Proposals, the TMTG securityholders are expected to control a majority of the voting power of the outstanding New Digital World common stock, with President Trump beneficially owning at least 58.1% of the voting power of such New Digital World common stock. As a result, New Digital World will then be a “controlled company” within the meaning of applicable rules of the Nasdaq upon the Closing.

Please see the sections entitled “Risk Factors” and “The Business Combination Proposal (Proposal 1) — Interests of TMTG’s Directors and Officers in the Business Combination” and “Executive and Director Compensation of TMTG” of this proxy statement/prospectus for a further discussion of these and other interests.

Q:	What happens if I sell my shares of Class A common stock before the Digital World Special Meeting?

A:

The Record Date is earlier than the date of the Digital World Special Meeting. If you transfer your shares of Class A common stock after the Record Date, but before the Digital World Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Digital World Special Meeting. However, you will not be able to seek Redemption of your shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described herein. If you transfer your shares of Class A common stock prior to the Record Date, you will have no right to vote those shares at the Digital World Special Meeting.

Q:	What happens if a substantial number of the Public Stockholders vote in favor of the Business Combination and exercise their Redemption right?

A:

Digital World stockholders who vote in favor of the Business Combination may also nevertheless exercise their Redemption Rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Stockholders are reduced as a result of Redemptions by Public Stockholders. Nonetheless, the consummation of the Business Combination is conditioned upon Digital World being able to fulfill the Financial Closing Conditions, as described herein. See “Questions and Answers — What equity stake will current stockholders of Digital World, including anchor investors and TMTG securityholders and convertible noteholders hold in the Combined Entity after the Closing?” In addition, with fewer Public Shares and Public Stockholders, the trading market for the Combined Entity’s stock may be less liquid than the market for Digital World common stock was prior to consummation of the Business Combination and the Combined Entity may not be able to meet the listing standards for Nasdaq. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into TMTG’s business will be reduced. As a result, the proceeds will be greater in the event that no Public Stockholders exercise Redemption Rights with respect to their Public Shares for a pro rata portion of the Trust Account as opposed to the scenario in which Digital World’s Public Stockholders exercise the maximum allowed Redemption Rights.

Q:	What happens if I vote against any of the Business Combination Proposal, the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal or the Nasdaq Proposal?

A:

If any of the Required Proposals are not approved, the Business Combination is not consummated and Digital World does not otherwise consummate an alternative business combination by September 8, 2024, pursuant to the Digital World Charter, Digital World will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the Public Stockholders, unless (in the event the Business Combination is not consummated by September 8, 2024) Digital World seeks and obtains the consent of its stockholders to amend the Digital World Charter to extend the date by which it must consummate its initial business combination (an “Extension”).

Q:	Do I have Redemption Rights in connection with the Business Combination?

A:

Pursuant to the Digital World Charter, holders of Public Shares may elect to have their shares redeemed for cash at the applicable Redemption price per share calculated in accordance with the Digital World Charter. For illustrative purposes, as of February 8, 2024, based on funds in the Trust Account of $312,083,428.12 as of such date, the pro rata portion of the funds available in the Trust Account for the Redemption of Public Shares of Digital World Class A common stock was approximately $10.85 per share. If a holder exercises its Redemption Rights, then such holder will be exchanging its Class A common stock for cash and will only have equity interests in the Combined Entity pursuant to the exercise of its Public Warrants, to the extent it still holds Public Warrants. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands Redemption and delivers its shares (either physically or electronically) to Digital World’s transfer agent prior to the Digital World Special Meeting. See the section titled “The Digital World Special Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q:	Will how I vote affect my ability to exercise Redemption Rights?

A:

No. You may exercise your Redemption Rights whether or not you attend or vote your shares of Digital World common stock at the Digital World Special Meeting, and regardless of how you vote your shares. As a result, the Merger Agreement and the Required Proposals can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q:	How do I exercise my Redemption Rights?

A:

In order to exercise your Redemption Rights, you must, prior to 5:00 p.m., Eastern Time, on [●], 2024 (two (2) business days before the Digital World Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, our transfer agent, at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn: Mark Zimkind

E-mail: mzimkind@continentalstock.com

Please also affirmatively certify in your request to Continental Stock Transfer & Trust Company for Redemption if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any other stockholder with respect to shares of Class A common stock. A holder of the Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking Redemption Rights with respect to more than an aggregate of 15% of the Public Shares, which we refer to as the “15% threshold,” without the prior consent of Digital World. Accordingly, all Public Shares in excess of the 15% threshold beneficially owned by a Public Stockholder or group will not be redeemed for cash.

Stockholders seeking to exercise their Redemption Rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Digital World’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Digital World does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Any demand for Redemption, once made, may be withdrawn at any time until the deadline for exercising Redemption requests and thereafter, with Digital World’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for Redemption to Digital World’s transfer agent and decide within the required timeframe not to exercise your Redemption Rights, you may request that Digital World’s transfer agent return the shares (physically or electronically). You may make such request by contacting Digital World’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.

Q.	What are the U.S. federal income tax consequences of exercising my Redemption Rights?

A:

We expect that a U.S. holder (as defined herein) that exercises its Redemption Rights to receive cash from the Trust Account in exchange for its Public Shares will generally be treated as selling such Public Shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the Redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of Public Shares that a U.S. holder owns or is deemed to own (including through the ownership of Public Warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of Redemption Rights, see “The Business Combination Proposal (Proposal 1) — United States Federal Income Tax Considerations of the Redemption.”

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:	If I am a Warrant holder, can I exercise Redemption Rights with respect to my Warrants?

A:	No. The holders of Warrants have no Redemption Rights with respect to Warrants.

Q:	If I am a Public Unit holder, can I exercise Redemption Rights with respect to my Public Units?

A:	No. Holders of outstanding Public Units must separate the constituent Public Shares and Public Warrants prior to exercising Redemption Rights with respect to the Public Shares.

If you hold Public Units registered in your own name, you must deliver the certificate for such Public Units to Continental Stock Transfer & Trust Company, our transfer agent, with written instructions to separate such Public Units into Public Shares, and Public Warrants. This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your Redemption Rights upon the separation of the Public Shares from the Public Units. See “Questions and Answers — How do I exercise my Redemption Rights?” above. The address of Continental Stock Transfer & Trust Company is listed under the question “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company or other nominee holds your Public Units, you must instruct such nominee to separate your Public Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, Digital World’s transfer agent. Such written instructions must include the number of Public Units to be split and the nominee holding such Public Units. Your nominee must also initiate electronically, using The Depository Trust Company’s deposit withdrawal at custodian (DWAC) system, a withdrawal of the relevant Public Units and a deposit of an equal number of Public Shares and Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your Redemption Rights upon the separation of the Public Shares from the Public Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your Redemption Rights.

Q:	Do I have appraisal rights if I object to the proposed Business Combination?

A:	No. There are no appraisal rights available to holders of Digital World common stock in connection with the Business Combination.

Q:	What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:	If the Business Combination is consummated, the funds held in the Trust Account will be released to pay:

•	Digital World stockholders who properly exercise their Redemption Rights;

•

certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by Digital World or TMTG in connection with the transactions contemplated by the Business Combination and pursuant to the terms of the Merger Agreement;

•	any loans owed by Digital World to its Sponsor or affiliates for any Digital World transaction expenses, and other administrative expenses incurred by Digital World; and

•	for general corporate purposes including, but not limited to, working capital for operations.

Any remaining cash will be used for working capital and general corporate purposes of the Combined Entity.

Q:	What happens if the Business Combination is not consummated?

A:

There are certain circumstances under which the Merger Agreement may be terminated. See the section titled “The Business Combination Proposal (Proposal 1) — The Merger Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Merger Agreement or otherwise, Digital World is unable to complete the Business Combination or another initial business combination transaction by September 8, 2024, the Digital World Charter provides that it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, subject to lawfully available funds therefor, redeem 100% of the Public Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay taxes payable and up to $100,000 for dissolution expenses, by (B) the total number of then outstanding Public Shares, which Redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such Redemptions, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

Digital World expects that the amount of any distribution its Public Stockholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to Digital World’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. Holders of Founder Shares and Placement Shares have waived any right to any liquidation distribution with respect to those shares.

In the event of liquidation, there will be no distribution with respect to Digital World’s outstanding Warrants. Accordingly, the Warrants would then be worthless.

Q:	When is the Business Combination expected to be completed?

A:

The Closing is expected to take place (a) the second business day following the satisfaction or waiver of the conditions described below under the section titled “The Business Combination Proposal (Proposal 1) — The Merger Agreement — Conditions to the Closing,” or (b) such other date as agreed to by the parties to the Merger Agreement in writing, in each case, subject to the satisfaction or waiver of the Closing conditions. The Merger Agreement may be terminated by either Digital World or TMTG if the Closing has not occurred by December 31, 2023. For more information, see the section entitled “The Business Combination Proposal (Proposal 1) — The Merger Agreement — Termination.”

For a description of the conditions to the completion of the Business Combination, see the section titled “The Business Combination Proposal (Proposal 1).”

Q:	What do I need to do now?

A:

You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How do I vote?

A:	If you are a stockholder of record of Digital World as of [●], 2024, the Record Date, you may submit your proxy before the Digital World Special Meeting in any of the following ways, if available:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to vote via the Internet; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

Stockholders who choose to participate in the Digital World Special Meeting can vote their shares electronically during the meeting via live audio webcast by visiting www.proxyvote.com. You will need the control number that is printed on your proxy card to enter the Digital World Special Meeting. Digital World recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Digital World Special Meeting starts.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the Digital World Special Meeting will need to obtain a proxy form from their broker, bank or other nominee.

Beneficial stockholders who wish to attend the online-only virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial stockholders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the online-only meeting. After contacting Digital World’s transfer agent, a beneficial holder will receive an e-mail prior to the Digital World Special Meeting with a link and instructions for entering the virtual meeting. Beneficial stockholders should contact Digital World’s transfer agent at least five business days prior to the meeting date.

Q:	What will happen if I abstain from voting or fail to vote at the Digital World Special Meeting?

A:

At the Digital World Special Meeting, Digital World will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal or marked “WITHHOLD” with respect to the Director Election Proposal as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Charter Amendment Proposals. Abstentions will have no effect on the Business Combination Proposal, the Incentive Plan Proposal, the Nasdaq Proposal or the Adjournment Proposal. “WITHHOLD” votes will have no effect on the Director Election Proposal.

A “broker non-vote” occurs when shares held by a broker for the account of a beneficial owner are not voted for or against a particular proposal because the broker has not received voting instructions from that beneficial owner and the broker does not have discretionary authority to vote those shares in the absence of such instructions. If you do not provide instructions to your broker, your broker will not have discretionary authority to vote on any of the Proposals at the Digital World Special Meeting, because Digital World does not expect any of the Proposals to be considered a routine matter. Broker non-votes will not be counted as present for the purposes of establishing a quorum.

Broker non-votes will have the same effect as a vote “AGAINST” the Charter Amendment Proposals. Broker non-votes will have no effect on the Business Combination Proposal, the Director Election Proposal, the Incentive Plan Proposal, the Nasdaq Proposal or the Adjournment Proposal.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:

Signed and dated proxies received by Digital World without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Digital World Special Meeting.

Q:	If I am not going to attend the Digital World Special Meeting in person, should I return my proxy card instead?

A:

Yes. Whether you plan to attend the Digital World Special Meeting or not, please read this entire proxy statement/prospectus, including the annexes, carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Digital World believes the Proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. You may change your vote by sending a later-dated, signed proxy card to Digital World’s Chief Executive Officer at the address listed below so that it is received by Digital World’s Chief Executive Officer prior to the Digital World Special Meeting or attend the Digital World Special Meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to Digital World’s Chief Executive Officer, which must be received by Digital World’s Chief Executive Officer prior to the Digital World Special Meeting.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Digital World will pay the cost of soliciting proxies for the Digital World Special Meeting. Digital World has engaged Alliance Advisors to assist in the solicitation of proxies for the Digital World Special Meeting. Digital World has agreed to pay a fee of up to $[●], plus disbursements. Digital World will reimburse [●] for reasonable out-of-pocket expenses and will indemnify Alliance Advisors and its affiliates against certain claims, liabilities, losses, damages and expenses. Digital World will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Digital World common stock for their expenses in forwarding soliciting materials to beneficial owners of the Digital World common stock and in obtaining voting instructions from those owners. Digital World’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Who can help answer my questions?

A:	If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

Eric Swider

Chief Executive Officer

3109 Grand Ave., #450

Miami, Florida 33133

(305) 735-1517

You may also contact our proxy solicitor, Alliance Advisor, at 877-728-4996 or by email at dwac@allianceadvisors.com.

To obtain timely delivery, Digital World stockholders must request the materials no later than [●], 2024.

You may also obtain additional information about Digital World from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

If you intend to seek Redemption of your Public Shares, you will need to send a letter demanding Redemption and deliver your shares (either physically or electronically) to Digital World’s transfer agent prior to the Digital World Special Meeting in accordance with the procedures detailed under the question “How do I exercise my Redemption Rights?” If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn: Mark Zimkind

E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary, together with the section titled “Questions and Answers – Questions and Answers about the Digital World Proposals,” summarizes certain information contained in this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the Digital World Special Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section titled “Where You Can Find More Information.”

Unless otherwise indicated or the context otherwise requires, references in this Summary of the proxy statement/prospectus to the “Combined Entity” or “New Digital World” refer to Digital World and its consolidated subsidiaries after giving effect to the Business Combination, including TMTG and its subsidiaries. References to the “Company” or “Digital World” refer to Digital World Acquisition Corp. and references to “TMTG” refer to Trump Media & Technology Group Corp., in each case, prior to the consummation of the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of Redemption Rights by the Company’s Public Stockholders, and do not include any shares of Digital World common stock issuable upon the exercise of the Warrants.

The Parties to the Business Combination

Digital World Acquisition Corp.

Digital World is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Digital World was incorporated under the laws of the State of Delaware on December 11, 2020.

On September 8, 2021, Digital World consummated its IPO of 28,750,000 Units, which included 3,750,000 Units issued pursuant to the full exercise by the underwriters of their over-allotment option, with each Unit consisting of one share of Class A common stock and one-half of one redeemable Warrant, with each Warrant entitling the holder thereof to purchase one share of Class A common stock for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to Digital World of $287,500,000. Simultaneously with the closing of the IPO, Digital World completed the private sale of an aggregate of 1,133,484 Placement Units to the Sponsor at a purchase price of $10.00 per unit, generating gross proceeds of $11,334,840. A total of $293,250,000, comprised of $283,906,250 of the proceeds from the Digital World IPO (which amount includes $10,062,500 of the underwriter’s deferred discount) and $9,343,750 of the proceeds of the sale of the Placement Units, was placed in the Trust Account. Digital World’s IPO was conducted pursuant to a registration statement on Form S-1 (Registration No. 333- 256472) that became effective on September 2, 2021. Digital World Class A common stock, Units and Warrants are currently listed on Nasdaq under the symbols “DWAC,” “DWACU” and “DWACW,” respectively. The mailing address of Digital World’s principal executive offices is 3109 Grand Ave., #450, Miami, Florida 33133, and its telephone number at such address is (305) 735-1517.

Merger Sub

Merger Sub is a wholly owned subsidiary of Digital World, incorporated in Delaware on October 18, 2021 solely for the purpose of consummating the Business Combination. Merger Sub owns no material assets and does not operate any business.

The mailing address of Merger Sub’s principal executive offices is 3109 Grand Ave., #450, Miami, Florida 33133, and its telephone number at such address is (305) 735-1517.

In the Business Combination, Merger Sub will merge with and into TMTG with TMTG surviving the Merger. As a result, Merger Sub will cease to exist, and TMTG will become a wholly owned subsidiary of Digital World.

Trump Media & Technology Group Corp.

TMTG, a Delaware corporation, aspires to build a media and technology powerhouse to rival the liberal media consortium and promote free expression. TMTG was founded to fight back against the big tech companies—Meta (Facebook, Instagram and Threads), X (formerly Twitter), Netflix, Alphabet (Google), Amazon and others—that may curtail debate in America and censor voices that contradict their woke ideology. As confirmed by the “Twitter Files” exposés, X has long suppressed conservative speech (including at the behest of U.S. government officials) through various means, including “shadow banning”—a surreptitious process in which users may not even know their posts are being hidden from other users. The company also outright banned conservative users such as TMTG’s Chairman, former U.S. President Donald J. Trump, who was banned for one year and ten months—even while it continued to allow the Taliban to freely post their views to the world.

In July 2023, a federal district court judge determined that Biden White House personnel likely colluded with big tech companies to violate Americans’ First Amendment rights. The opinion expressed that “targeted suppression of conservative ideas is a perfect example of viewpoint discrimination of political speech.” Big tech companies’ transformation into the arbiters of public speech and organs of state-sponsored censorship contradicts American values. Their suppression of dissident speech constitutes the most serious threat today to a free and democratic debate. Thus, TMTG aims to safeguard public debate and open dialogue, and to provide a platform for all users to freely express themselves.

TMTG’s first product, Truth Social, is a social media platform aiming to disrupt big tech’s control on free speech by opening up the Internet and giving the American people their voices back. It is a public, real-time platform where any user can create content, follow other users and engage in an open and honest global conversation without fear of being censored or cancelled due to their political viewpoints. TMTG does not restrict whom a user can follow, which greatly enhances the breadth and depth of available content. Additionally, users can be followed by other users without requiring a reciprocal relationship, enhancing the ability of TMTG users to reach a broad audience.

Truth Social was generally made available in the first quarter of 2022. The company prides itself on operating its platform, to the best of its ability, without relying on big tech companies. Partnering with pro-free-speech alternative technology firms, TMTG fully launched Truth Social for iOS in April 2022. TMTG debuted the Truth Social web application in May 2022, and the Truth Social Android App became available in the Samsung Galaxy and Google Play stores in October 2022. TMTG introduced direct messaging to all versions of Truth Social in 2022, released a “Groups” feature for users in May 2023 and announced the general availability of Truth Social internationally in June 2023. Since its launch, Truth Social has experienced substantial growth, from zero to an aggregate of approximately 8.9 million signups for Truth Social via iOS, Android and the web as of the date of this proxy statement/prospectus. However, investors should be aware that since its inception, TMTG has not relied on any specific key performance metric to make business or operating decisions. Consequently, it has not been maintaining internal controls and procedures for periodically collecting such information, if any. While many mature industry peers may gather and analyze certain metrics, given the early development stage of the Truth Social platform, TMTG’s management and board believe that such metrics are not critical in the near future for the business and operation of the platform. This stance is due to TMTG’s long-term commitment to implementing a robust business plan, which may involve introducing innovative features and potentially incorporating new technologies, such as advanced video streaming services on its platform. These initiatives may enhance the range of services and experiences TMTG can offer on its Truth Social platform.

At this juncture in its development, TMTG believes that adhering to traditional key performance indicators, such as signups, average revenue per user, ad impressions and pricing, or active user accounts including monthly and daily active users, could potentially divert its focus from strategic evaluation with respect to the progress and growth of its business. TMTG believes that focusing on these KPIs might not align with the best interests of TMTG or its shareholders, as it could lead to short-term decision-making at the expense of long-term innovation and value creation. Therefore, TMTG believes that this strategic evaluation is critical and aligns with its commitment to a robust business plan that includes introducing innovative features and new technologies. In connection with such an evaluation, and consistent with SEC guidance, TMTG will consider in the future the relevant key performance indicators for its then-current business operations and determine whether it has effective controls and procedures in place to process information related to the disclosure of key performance indicators and metrics. This will ensure consistency and accuracy over time, or assess the feasibility of implementing any such controls and procedures. Should this be the case, TMTG may decide to collect and report such metrics if they are deemed to significantly enhance investors’ understanding of TMTG’s financial condition, cash flows, and other aspects of its financial performance. However, TMTG may find it challenging or cost-prohibitive to implement such effective controls and procedures and may never collect, monitor, or report any or certain key operating metrics. As the platform evolves and new technologies and features are added, TMTG’s management and board expect to reevaluate whether TMTG will gather and monitor one or more metrics and rely on such information in making management decisions. At such time, TMTG expects to present such material key operating metrics appropriately in its periodic reports to enhance investors’ understanding of its financial condition, cash flows, and any other changes in financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation of TMTG — Key Operating Metrics” and “Risk Factors — Risk Factors Related to TMTG — TMTG does not currently, and may never, collect, monitor or report certain key operating metrics used by companies in similar industries.”

TMTG was incorporated under the laws of the State of Delaware on February 8, 2021.

The mailing address of TMTG’s principal executive offices is 401 N. Cattlemen Rd., Ste. 200, Sarasota, Florida 34232, and its telephone number at such address is (800) 798-5754.

The Proposals

THE BUSINESS COMBINATION PROPOSAL (PROPOSAL 1)

Digital World and TMTG have agreed to the Business Combination under the terms of the Merger Agreement and Plan of Merger. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the Closing, Merger Sub will merge with and into TMTG, with TMTG continuing as the surviving entity and becoming a wholly owned subsidiary of Digital World. For more detailed information, see the section titled “The Business Combination Proposal (Proposal 1)” and the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus.

Merger Consideration

Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time:

(a)

the outstanding shares of Digital World Class A common stock, including any Digital World Class B common stock (all of which will be converted into Digital World Class A common stock in accordance with the Digital World Charter), will be redesignated as New Digital World common stock;

(b)

as consideration for the Merger, TMTG securityholders (other than holders of TMTG Convertible Notes) as of immediately prior to the Effective Time will be entitled to receive the Merger Consideration, with each such TMTG securityholder receiving shares of New Digital World common stock for its TMTG securities. In addition, prior to the Effective Time, the issued and outstanding TMTG Convertible Notes will be converted into shares of TMTG common stock, such that, at the Effective Time, holders of such TMTG common stock will be entitled to receive from New Digital

World a number of shares of New Digital World common stock equal to (i) the number of such shares of TMTG common stock multiplied by (ii) the conversion ratio applicable to the previously converted TMTG Convertible Notes. Accordingly, at the Effective Time, (a) all of the issued and outstanding TMTG common stock immediately prior to the Effective Time (other than those properly exercising any applicable appraisal rights under Delaware law or any shares of TMTG common stock issued upon the conversion of TMTG Convertible Notes immediately prior to the Effective Time pursuant to the terms of the Merger Agreement) will automatically be cancelled and will cease to exist, in exchange for the right to receive their pro rata portion of the Merger Consideration and the Earnout Shares, if any, (b) all of the issued and outstanding common stock of TMTG immediately prior to the Effective Time that was issued upon the conversion of TMTG Convertible Notes pursuant to the terms of the Merger Agreement will automatically be cancelled and will cease to exist, in exchange for the right to receive shares of New Digital World common stock upon the terms set forth in the Merger Agreement, (c) each outstanding option to acquire shares of TMTG common stock (whether vested or unvested) will be assumed by New Digital World and automatically converted into an option to acquire shares of New Digital World common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of TMTG common stock into the Merger Consideration, and (d) each outstanding restricted stock unit of TMTG shall be converted into a restricted stock unit relating to shares of New Digital World common stock; and

(c)

TMTG stockholders (other than with respect to any shares of TMTG common stock received as a result of the conversion of TMTG Convertible Notes) will also have a contingent right to receive the Earnout Shares after the Closing based on the price performance of the New Digital World common stock during the Earnout Period. The Earnout Shares shall be earned and payable during the Earnout Period as follows:

•

if the VWAP of New Digital World common stock equals or exceeds $12.50 per share for any 20 trading days within any 30 trading day period, New Digital World shall issue to the former TMTG stockholders an additional 15,000,000 Earnout Shares;

•

if the VWAP of New Digital World common stock equals or exceeds $15.00 per share for any 20 trading days within any 30 trading day period, New Digital World shall issue to the former TMTG stockholders an additional 15,000,000 Earnout Shares; and

•

if the VWAP of New Digital World common stock equals or exceeds $17.50 per share for any 20 trading days within any 30 trading day period, New Digital World shall issue to the former TMTG stockholders an additional 10,000,000 Earnout Shares.

The Merger Consideration will be subject to a post-Closing true up 90 days after the Closing.

Escrow Shares

At the Closing, shares of New Digital World common stock equal to the quotient obtained by dividing (i) three percent (3%) of the initial Merger Consideration (meaning $875,000,000) (as determined as of the Closing) (the “Escrow Amount”) by (ii) the share price of New Digital World common stock (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Escrow Shares”) otherwise issuable to the TMTG stockholders (allocated pro rata among the TMTG stockholders based on the Merger Consideration otherwise issuable to them at the Closing) will be deposited into a segregated escrow account with Continental Stock Transfer & Trust Company (or such other escrow agent reasonably acceptable to Digital World and TMTG), as escrow agent, and held in escrow together with any dividends, distributions or other income on the Escrow Shares (the “Escrow Property”) in accordance with an escrow agreement to be entered into in connection with the Business Combination (the “Escrow Agreement”). The Escrow Property will be held in the escrow account for a period of twelve (12) months after the Closing as the sole and exclusive source of payment for any post-Closing purchase price adjustments and indemnification claims (other than fraud claims). The TMTG stockholders will have the right to vote the Escrow Shares while they are held in escrow.

Merger Closing Conditions

The Merger Agreement is subject to customary conditions to the Closing. The Closing is also subject to the following additional conditions (amongst others): (i) the approval of the Merger Agreement and the Business Combination by the requisite vote of Digital World’s stockholders and TMTG’s stockholders, (ii) Digital World having at least $5,000,001 in net tangible assets, after giving effect to the completion of its Redemption of Public Stockholders who redeem their shares in connection with the Business Combination, (iii) the election or appointment of members to the Combined Entity’s Board immediately after the Closing in accordance with the Merger Agreement, (iv) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (v) the conditional approval of the Combined Entity’s initial listing application with Nasdaq with respect to the common stock to be issued pursuant to the Business Combination, and (vi) Digital World having cash and cash equivalents of at least equal to $60,000,000, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption).

In addition, unless waived by TMTG, the obligations of TMTG to consummate the Business Combination are subject to the fulfillment of certain closing conditions, including but not limited to the following (in addition to customary certificates and other closing deliverables):

•

The representations and warranties of Digital World being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect (as defined below) with respect to Digital World);

•

Digital World having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing; and

•	TMTG having received a copy of a duly executed Escrow Agreement by Digital World.

Unless waived by Digital World, the obligations of Digital World and the Merger Sub to consummate the Business Combination are subject to the satisfaction of the following conditions (in addition to customary certificates and other closing deliverables):

•	The representations and warranties of TMTG being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect);

•

TMTG having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

•	Absence of a Material Adverse Effect with respect to TMTG since the date of the Merger Agreement that is continuing and uncured;

•	TMTG and the TMTG securityholders specified therein having executed and delivered the Escrow Agreement (as described above);

•

TMTG shall have converted, terminated, extinguished and cancelled in full any outstanding TMTG Convertible Securities or commitments therefor, other than the TMTG Options, the TMTG RSUs and the TMTG Convertible Notes;

•	Non-competition agreements (as described below) having been have been executed and delivered;

•	Lock-up agreements (as described below) having been have been executed and delivered, unless otherwise waived by Digital World prior to the Closing; and

•	Digital World shall have received a duly executed legal opinion from the TMTG’s counsel.

Merger Structure

Pursuant to the Merger Agreement, upon the Closing, Merger Sub, a wholly owned subsidiary of Digital World, will be merged with and into TMTG, with TMTG continuing as the surviving entity of the Merger and becoming a wholly owned subsidiary of Digital World. See “The Business Combination Proposal (Proposal 1) — The Merger Agreement — General Description of the Merger Agreement” and “The Business Combination Proposal (Proposal 1) — The Merger Agreement — Merger Consideration.”

Covenants

Each party to the Merger Agreement has agreed to use its reasonable best efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), including, but not limited to covenants regarding (i) the provision of access to their offices, properties, books and records, (ii) the operation of their respective businesses in the ordinary course of business, (iii) provision of financial statements by TMTG; (iv) filing by Digital World of its reports required by the Exchange Act, and efforts regarding Nasdaq listing requirements, (v) no solicitation of other competing transactions, (vi) no trading in Digital World’s securities by TMTG using Digital World’s material non-public information, (vii) notifications of certain breaches, consent requirements or other matters, (viii) efforts to obtain third party and regulatory approvals and comply with all government authority requirements, (ix) further assurances to cooperate, (x) a requirement for TMTG to promptly hold its stockholder meeting or otherwise obtain the written consent of its stockholders to approve the Merger Agreement and related transactions, (xi) tax matters and transfer taxes, (xii) public announcements, (xiii) confidentiality, (xiv) post-Closing Digital World board of directors and executive officers, (xv) payment of extension expenses, (xvi) reasonable best efforts to obtain a waiver from President Trump of his right to terminate the License Agreement (the “License Agreement Waiver”), (xvii) provision of updated diligence materials, (xviii) efforts to reduce or eliminate the PIPE and (xix) modification of certain registration rights agreements by each party. There are also certain customary post-Closing covenants regarding (i) maintenance of books and records, (ii) indemnification of directors and officers and (iii) use of Trust Account proceeds.

Pursuant to the Merger Agreement, Digital World agreed to file a Registration Statement on Form S-4 with respect to the issuance of the shares of New Digital World common stock to be issued as consideration to the TMTG equity holders in the Business Combination, which will contain a proxy statement/prospectus for a special meeting of Digital World’s stockholders to consider the Merger Agreement and the related transactions and matters, including the Required Proposals described herein.

TMTG agreed that the ownership and position of its principal would be structured in such a way as to eliminate the need for restructuring of such ownership or the requirement to make changes in position of the principal upon the occurrence of certain specified material disruptive events.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including among other reasons, (i) by mutual consent of TMTG and Digital World, (ii) by either Digital World or TMTG if any of the conditions to the Closing have not been satisfied or waived by September 20, 2022 (which, for the avoidance of doubt, as of the date of this proxy statement/prospectus, has been extended to December 31, 2023, the “Outside Date”), provided that this termination right shall not be available to Digital World or TMTG if the breach by such party (i.e., either Digital World or Merger Sub on one hand, or TMTG, on the other hand) of the Merger Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date, (iii) by either Digital World or TMTG if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting, or if any law is in effect making illegal, the transactions contemplated by the Merger Agreement, (iv) by either Digital World or TMTG for the other party’s uncured breach (subject to certain materiality qualifiers and cure periods), (v) by Digital World if there has been an event after the signing of the Merger Agreement that has a Material Adverse Effect on TMTG (but excluding a qualifying settlement of certain litigation in which TMTG is involved) that is uncured and continuing, (vi) by TMTG if there has been an event after the signing of the Merger Agreement that has a Material Adverse Effect on Digital World that is uncured and continuing, (vii) by either Digital World or TMTG if approval for the Business Combination and the other Required Proposals are not obtained at the Digital World Special Meeting, (viii) by either Digital World or TMTG if a special meeting of TMTG’s stockholders is held and TMTG’s stockholder shall not have approved the Merger Agreement and the Business Combination and related matters, (ix) by the mutual and reasonable written consent of Digital World and TMTG in the event that that any required approval of the SEC or any other governmental authority cannot be obtained by the Outside Date, as such date may be extended by an extension, (x) by Digital World from October 31, 2023 through November 21, 2023 if the Digital World Board, following updated due diligence on TMTG no longer believes in good faith that the Business Combination and the transactions contemplated by the Merger Agreement are in the best interests of Digital World or its stockholders, (xi) by TMTG from October 31, 2023 through November 21, 2023 if the TMTG Board, following updated due diligence on Digital World no longer believes in good faith that the Business Combination and the transactions contemplated by the Merger Agreement are in the best interests of TMTG or its stockholders, and (xii) by TMTG on or prior to November 21, 2023 if Digital World has not filed an amendment to the Registration Statement by November 14, 2023.

In December 2023, Digital World concluded its renewed due diligence with respect to TMTG’s business plan. As such, on November 21, 2023, both Digital World and TMTG communicated that they would continue to cooperate with each other regarding updated due diligence and that should the merger not be completed by December 31, 2023, neither party intended to assert a breach or violation by the other party or its affiliates of any representation, warranty, covenant or obligation under the Merger Agreement as a basis for contesting or opposing such other party’s exercise of its right to terminate the Merger Agreement pursuant to Section 8.1(b) thereof, based on the information known as of such date.

Executive Officers and Directors of the Combined Entity

The following persons are expected to be elected or appointed by the Digital World Board to serve as executive officers and directors of the Combined Entity following the Business Combination. For biographical information concerning the executive officers and directors following the Business Combination, see “Management after the Business Combination — Management and Board of Directors.”

Name	Age	Position(s)
Devin G. Nunes	50	Chief Executive Officer and Director nominee (2)
Phillip Juhan	49	Chief Financial Officer
Andrew Northwall	37	Chief Operating Officer
Vladimir Novachki	35	Chief Technology Officer
Sandro De Moraes	49	Chief Product Officer
Scott Glabe	40	General Counsel
Eric Swider	50	Director nominee (1)
Donald J. Trump, Jr.	45	Director nominee (2)
Kashyap “Kash” Patel	43	Director nominee (2)
W. Kyle Green	51	Independent Director nominee (2)
Robert Lighthizer	76	Independent Director nominee (2)
Linda McMahon	75	Independent Director nominee (2)

(1)	Digital World Designee
(2)	TMTG Designee.

Interests of TMTG’s and Digital World’s Directors and Officers in the Business Combination

When you consider the recommendation of the Digital World Board in favor of approval of the Business Combination Proposal and the other Proposals, you should keep in mind that the directors and executive officers of Digital World and of TMTG have interests in the Business Combination and other Proposals that may be different from, or in addition to, those of Digital World stockholders generally. These interests include, among other things, the fact that certain of TMTG’s directors and officers will become directors and officers of the Combined Entity, and certain of Digital World’s directors and officers will become directors of the Combined Entity, upon the consummation of the Business Combination.

Please see the sections entitled “Risk Factors” and “The Business Combination Proposal (Proposal 1) — The Merger Agreement — Interests of TMTG’s Directors and Officers in the Business Combination” and “The Business Combination Proposal (Proposal 1) — The Merger Agreement — Interests of Digital World’s Directors and Officers in the Business Combination” of this proxy statement/prospectus for a further discussion of this and other risks.

Classified Board of Directors

The Combined Entity’s Board will consist of seven (7) members upon the Closing. In accordance with the Amended Charter to be filed immediately after the Closing, the Board will be divided into three classes, Classes I, II and III, each to serve a three-year term, except for the initial term after the Closing, for which the Class I directors will be up for reelection at the first annual meeting of stockholders occurring after the Closing, for which the Class II directors will be up for reelection at the second annual meeting of stockholders occurring after the Closing and for which the Class III directors will be up for reelection at the third annual meeting of the stock holders occurring after Closing. At each annual meeting of stockholders of the Combined Entity, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. Directors will not be able to be removed during their term except for cause. Digital World and TMTG will work in good faith to equitably allocate director designees among the three classes of directors, provided that Digital World’s designees will serve in the class of directors with the latest initial re-election date.

It is expected that that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the Combined Entity’s Board into three classes with staggered three-year terms may delay or prevent a change of the Combined Entity’s management or a change in control.

Post-Business Combination Ownership of New Digital World

	Minimum Redemption		33.33% Redemption		50% Redemption		Maximum (80%) Redemption (1)
Digital World
SPAC public shareholder shares	28,745,952	21.2%	19,164,926	15.2%	14,372,976	11.9%	5,754,280	5.1%
SPAC private placement shares	1,133,484	0.8%	1,133,484	0.9%	1,133,484	0.9%	1,133,484	1.0%
Underwriter IPO shares	143,750	0.1%	143,750	0.1%	143,750	0.1%	143,750	0.1%
SPAC sponsor promote (primarily Founder Shares)	9,631,250	7.1%	9,631,250	7.6%	9,631,250	7.9%	9,631,250	8.6%

Total Digital World	39,654,436	29.3%	30,073,410	23.9%	25,281,460	20.9%	16,662,764	14.8%

TMTG
Rollover equity shares for TMTG shareholders	87,500,000	64.6%	87,500,000	69.5%	87,500,000	72.2%	87,500,000	77.8%
TMTG convertible note shares	8,369,509	6.2%	8,369,509	6.6%	8,369,509	6.9%	8,369,509	7.4%

Total TMTG	95,869,509	70.7%	95,869,509	76.1%	95,869,509	79.1%	95,869,509	88.2%

Total	135,523,945	100.0%	125,942,919	100.0%	121,150,969	100.0%	112,532,273	100.0%

(1)

Digital World is required to fulfill the Financial Closing Conditions. The ability to meet the Financial Closing Conditions will not be known until the level of redemptions of Public Shares in connection with the Business Combination is known. As a result, if redemptions exceed $244.9 million (or 80% of the Trust Account assets before redemptions) the Business Combination would not close. As such, the Maximum Redemption scenario does not reflect the full amount of Public Shares that may be redeemed under Digital World’s Charter. Accordingly, if holders of more than 22,991,673 Public Shares seek to exercise such Redemption Rights, the Business Combination is not expected to close.

Digital World’s Reasons for the Business Combination

The Digital World Board, in evaluating the Business Combination, consulted with Digital World’s management and its financial and legal advisors. In reaching its initial unanimous resolution (i) that the Merger Agreement and the transactions contemplated thereby, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and (ii) to recommend that the Digital World stockholders adopt the Merger Agreement and approve the Business Combination and the other transactions contemplated by the Merger Agreement, the Digital World Board considered the factors discussed below.

In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Digital World Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Digital World Board viewed its decision as being based on any and all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Digital World’s reasons for the Business Combination and all other information presented in this section may be forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.” Many factors were considered by Digital World, and the factors outlined herein may or may not have been considered by any particular directors, member of management, or advisor of Digital World. Notwithstanding whether any of these factors were considered by any individual board member, the Board voted unanimously to enter into the original Merger Agreement.

The officers and directors of Digital World have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the experience and sector expertise of Digital World’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination.

The Digital World Board considered the following factors pertaining to the Business Combination as generally supporting its decision to enter into the original Merger Agreement and the transactions contemplated thereby:

• Brand and Growth Prospects. Analytical data suggests that the consumer base is receptive to seeking alternative media sources, especially those differentiated from the current market offerings. Surveys have shown potential for a large adoption of media platforms associated with President Trump as legacy social media companies are seen to censor political speech. As the U.S. population continues to “cut the cord” that tethers devices to traditional cable and media companies, content and content distribution is becoming the key driving force behind capturing and retaining customers. After decades of growth and consolidation in the media and technology sectors, the users, creators and consumers of content can often feel there are fewer and fewer differentiated choices when looking at platforms they can choose to consume, create and distribute selected content and TMTG may successfully offer a differentiated choice.

The Digital World Board believes that TMTG, if properly capitalized, is very well positioned to grow a user base at an accelerated pace. In 2004 when Facebook launched, it obtained an estimated 1 million users within the first year. It then took an estimated three years to break through the 10 million user mark. In 2004, Facebook’s capitalization was limited to under $1 million, social media was not yet universally known or widely popular and only 61% of Americans accessed the internet (compared to 92% of Americans in 2023). Since 2004, social media platforms have evolved. Recent data demonstrates how popular social medial platforms have become — Threads (Meta’s new online social media and social networking platform) registered 2 million users in the first two hours after its launch, ChatGPT registered 1 million users within five days of launch in 2022 and Instagram registered 1 million users within 2.5 months of launch in 2010. Based on such historical growth of Facebook and other social media platforms since 2004, the unique figurehead and marketing proposition of TMTG’s platform in the existing social and political climate and the receipt of proceeds upon the consummation of the Business

Combination, the Digital World Board believes that the management of TMTG is positioned to exceed this initial growth trajectory. See “Unaudited Pro Forma Condensed Financial Information” regarding the capitalization scenarios, which are contingent of the redemption rate.

• Broad and Diverse User Base. TMTG has a broad potential user base with demonstrated brand awareness, brand loyalty and eagerness to seek out change while making choices of where to spend their media dollars and attention. The Board believed that as TMTG management sought to broaden TMTG’s brand appeal, this could materially widen the field of potential customers and users the media platform can attract;

• Due Diligence. Initial due diligence examinations of TMTG and discussions with TMTG’s management team and Digital World’s legal advisors during Digital World’s initial due diligence examination of TMTG led Digital World to believe that TMTG has assembled the elements necessary to create the foundation for a potentially very successful media and technology company;

• Stockholder Liquidity. The obligation in the Merger Agreement to have the New Digital World common stock issued as Merger Consideration continue to be listed on Nasdaq, a major U.S. stock exchange, which the Digital World Board believes has the potential to offer stockholders enhanced liquidity;

• Financial Information and Comparable Company Analysis. The Digital World Board also considered factors related to TMTG’s financial outlook. In connection with Digital World’s initial review of the Business Combination, TMTG provided Digital World’s management with its internal financial analysis model. Although Digital World’s Board received TMTG’s financial model and considered it as a material factor in its decision to enter into the original Merger Agreement and the transactions contemplated thereby, its reliance on such financial model was limited due to the Digital World Board’s view that evaluating real world growth and financial projections related to a rapid growth company in a competitive industry can be challenging. The Board recognized that a properly capitalized technology company in the media and technology space should instead have a primary focus of user acquisition during its initial growth stages. This may initially hamper earnings and even topline revenues. However, the Board believes that if management of TMTG is successful in the user acquisition phase, this will ultimately drive the key performance indicators that are directly correlated to cash flow and income statements.

An additional financial consideration was management’s ability to attract sufficient pre-revenue capital investment to fuel user acquisition efforts. As of the October 2021 execution of the Merger Agreement, TMTG had already raised over $5 million in its first months of inception. The Digital World Board reviewed TMTG’s current prospects for user acquisition in its business plan. In reviewing these factors, the Digital World Board noted that TMTG’s brand recognition and President Trump’s strong social media following could well position the company to gain market share and expand its user base at an accelerated pace, allowing for a more rapid transition of focus to revenue expansion that benefits long-term EBITDA margin.

Digital World’s management, in consultation with EF Hutton, division of Benchmark Investments, LLC and representative to the underwriters in Digital World’s IPO (“EF Hutton”), acting solely in its capacity as placement agent to Digital World in connection with the PIPE, reviewed certain financial and operating information of certain publicly traded companies (the “Trading Comparables”), particularly, similar social media, content production and distribution, and media companies around the world. The selected companies included a group of companies operating in various global markets, including, among others, Twitter (now known as X), Facebook (now known as Meta), Netflix and Snapchat. None of the Trading Comparables has characteristics identical to TMTG. The Trading Comparables were selected because of their similarities to the potential offerings to be provided by TMTG.

At the time of evaluation, the median enterprise value of the available Trading Comparables surpassed $324 billion. Specifically, the enterprise value of Twitter (now known as X), the closest competitor to TMTG’s initial product, Truth Social, was $41 billion. Therefore, at such time, Digital World’s management concluded that an initial valuation of $875 million, with the potential for an additional earnout of $825 million, was a reasonable assessment for TMTG’s enterprise valuation in the Business Combination transaction. This analysis of Trading Comparables considered both the anticipated TMTG+ product and the launch of Truth Social in the short-term, and was based on the primary assumption that companies like Twitter, Facebook, Snapchat, Netflix, Roku, Peloton, and Spotify closely paralleled the expected business model and market segments of TMTG’s forthcoming offerings. This assessment relied on publicly available financial data from late 2020 and 2021. However, the reliability and usefulness of such methodology are inherently limited as a result of variances in company size, market maturity and the unpredictability of product offering success or trajectory. In addition, the dynamic nature of the technology and media sectors, which are prone to and have historically undergone significant and rapid changes, make valuation of companies in the space highly susceptible to change in response to market and consumer trends.

In late 2021, Digital World’s management also reviewed TMTG’s financial model and certain revenue projections for TMTG’s first product, Truth Social, including projections of total users, monetizable users, and average revenue per user, and a potential TMTG streaming service including total subscribers and pricing models.

• Experienced Management Team. The Digital World Board believes TMTG has a strong management team with significant experience.

• Lock-Up. Unless waived by Digital World prior to the Closing, key stockholders of TMTG (including its management team) agreed to be subject to a six-month lockup in respect of their Digital World common stock, subject to certain customary exceptions, which would provide important stability to the leadership and governance of TMTG. In addition, the Amended Charter will contain lock-up restrictions as described herein.

• Other Alternatives. The Digital World Board believes, after a thorough review of other business combination opportunities reasonably available to Digital World, that the proposed Business Combination represents the best potential business combination for Digital World and the most attractive opportunity based upon the process utilized to evaluate and assess other potential acquisition targets. Given the potential number of users and accelerated adoption of Truth Social, as well as the additional business verticals in development, the Digital World Board believe TMTG offers its stockholders the most potential value when compared to other target candidates.

• Negotiated Transaction. The financial and other terms of the Merger Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between Digital World and TMTG.

The Digital World Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

• Macroeconomic Risks. Macroeconomic uncertainty, including material adverse developments in domestic and global economic conditions, or the occurrence of other world events, and the effects it could have on TMTG’s revenues post-closing.

• Business Plan May Not Be Achieved. The risk that TMTG may not be able to execute on the business plan, including but not limited to its rollout of Truth Social, and realize the financial performance as set forth in the financial model presented to Digital World’s management team and board of directors.

• Redemption Risk. The potential that a significant number of Digital World Public Stockholders elect to redeem their Public Shares prior to the consummation of the Business Combination and pursuant to Digital World’s existing charter, which would potentially make the Business Combination more difficult or impossible to complete.

• Stockholder Vote. The risk that Digital World’s stockholders may fail to provide the respective votes necessary to affect the Business Combination.

• Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Digital World’s control, including the Financial Closing Conditions.

• Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

• Listing Risks. The challenges associated with preparing TMTG, a private entity, for the applicable disclosure and listing requirements to which TMTG will be subject as a publicly traded company on the Nasdaq.

• Benefits May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

• Liquidation of Digital World. The risks and costs to Digital World if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Digital World being unable to effect a business combination.

• Growth Initiatives May Not be Achieved. The risk that TMTG’s growth initiatives may not be fully achieved or may not be achieved within the expected timeframe.

• Board and Independent Committees. The risk that TMTG’s board of directors post-Closing and independent committees do not possess adequate skill sets within the context of TMTG operating as a public company.

• Digital World Stockholders Receiving a Minority Position in TMTG. The risk that Digital World stockholders will hold a minority position in TMTG.

• Fees and Expenses. The fees and expenses associated with completing the Business Combination; and

• Other Risk Factors. Various other risk factors associated with the business of TMTG, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

The Digital World Board concluded that the potential benefits expected to be achieved by Digital World and its stockholders resulting from the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, at the time of entry into the Merger Agreement, the Digital World Board determined that the Business Combination was advisable, fair to, and in the best interests of, Digital World and its stockholders.

Nevertheless, since the entry into the Merger Agreement in October 2021, TMTG’s business plan and financial model have changed and as a result, the prior financial model provided to the Digital World Board is not reflective of the future expected performance. While the Digital World Board previously approved the Business Combination, the Merger Agreement contemplates that during the pendency of the transaction TMTG will provide Digital World updated due diligence information regarding the financial condition of TMTG’s businesses and that following receipt and review of such due diligence information the Board could have, from October 31, 2023 through November 21, 2023, terminated the Merger Agreement if it no longer believed in good faith that the Business Combination was in the best interests of Digital World or its stockholders.

In December 2023, Digital World concluded its renewed due diligence with respect to TMTG’s business plan. Digital World’s Board determined (i) that the Merger Agreement and the transactions contemplated thereby, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and (ii) to recommend that the Digital World stockholders adopt the Merger Agreement and approve the Business Combination and the other transactions contemplated by the Merger Agreement.

Given the duration of time between the initial execution of the Merger Agreement and the Second Amendment to the Agreement as well as the significant turnover on the Digital World Board since the Merger Agreement was first signed in 2021, during December 2023 in connection with exercising its fiduciary duties, the Board sought to refresh and complete its financial and business due diligence of TMTG, including with respect to the revised transaction terms contemplated by the Second Amendment to the Agreement. In reaching its determination and in support of its decision that the Business Combination and the other transactions contemplated by the Merger Agreement, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and its stockholders, the Digital World Board conducted a bring-down evaluation of TMTG’s business model, financial performance, growth opportunities and competitive positioning. As part of this evaluation process, the Digital World Board engaged Alvarez & Marsal as an independent advisor to assist in the preparation and review of a Comparable Company Analysis based on the firm’s experience with companies in the tech industry. The Comparable Company Analysis was based on certain publicly traded companies selected by Digital World’s management and the Digital World Board, with the assistance of Alvarez & Marsal, which included Meta, X (formerly Twitter), Snapchat and Pinterest. However, while these companies may share certain characteristics that are similar to TMTG, the Digital World Board did not consider any of these companies to be identical in nature to TMTG, given its affiliation with former President Trump and unique market positioning, including purposeful differentiation from the current market offerings considered in its analysis.

The Comparable Company Analysis was only one element of a broader due diligence process conducted by the Digital World Board, and Alvarez & Marsal nor was engaged for, neither delivered a fairness opinion or other independent conclusion with respect to the terms of the Second Amendment to the Agreement. Through a series of interactive teleconferences during December 2023, Alvarez & Marsal discussed with Digital World’s management and the Digital World Board different frameworks of analysis that could be applied to companies that may share similar financial and growth characteristics with TMTG to serve as a resource and assist the Digital World Board in compiling its analysis.

Since TMTG did not provide the Digital World Board with TMTG’s financial projections in connection with the Digital World Board’s bring-down due diligence process, the Comparable Company Analysis was based on information that was publicly available, as well as necessary limited information supplied by TMTG to Alvarez & Marsal to assist the Digital World Board in making any required assumptions to develop its own forward-looking financial and growth assessment of TMTG relative to TMTG’s current business model, financial performance, growth opportunities and competitive positioning.

•

Brand and Growth Prospects. In addition to the brand and growth prospects initially considered by the Digital World Board in 2021, the Digital World Board believes that the taking private transaction of Twitter (now known as X) created a market opportunity and strengthens the brand and growth prospects rationale discussed above. The Digital World Board continues to believe that TMTG, if properly capitalized, is very well positioned to grow a user base at an accelerated pace.

•

Broad and Diverse User Base. The Digital World Board continues to believe that TMTG has a broad potential user base with demonstrated brand awareness, established brand loyalty and eagerness to seek out change, while making choices of where to spend their media dollars and attention. The Digital World Board continues to believe that TMTG management is continuing its efforts to increase TMTG’s brand appeal, which could materially widen the field of potential customers and users the media platform can attract, particularly in light of the global sociopolitical context.

•

Due Diligence. The Digital World Board and management team engaged in a due diligence process with TMTG’s management team and Digital World’s legal advisors regarding its business and legal affairs. As a result of such renewed due diligence, the Digital World Board continues to believe that TMTG has assembled the elements necessary to create the foundation for a potentially very successful media and technology company.

•

Financial Information and Comparable Company Analysis. In addition to the financial information and comparable company analysis initially considered by the Digital World Board in 2021, in late 2023, the Digital World Board sought to refresh and complete its financial and business due diligence of TMTG, including with respect to the revised transaction terms contemplated by the Second Amendment to the Agreement. In doing so, the Digital World Board engaged an independent advisor to assist management and the Digital World Board in evaluating Truth’s business model, financial performance, growth opportunities and competitive positioning. In conducting such financial and business due diligence, the Digital World Board considered, in part, the comparative analysis as discussed above, together with the aforementioned considerations.

•	Experienced Management Team. The Digital World Board believes that TMTG continues to have a strong management team with significant experience and commitment to its growth strategy.

Accounting Treatment

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Digital World will be treated as the acquired company and TMTG will be treated as the acquirer for financial statement reporting purposes. See section entitled “The Business Combination Proposal (Proposal 1) — Anticipated Accounting Treatment.”

No Delaware Appraisal Rights for Digital World Stockholders

Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

However, appraisal rights are not available in all circumstances. Appraisal rights are not available to Digital World stockholders or Warrant holders in connection with the Business Combination.

Impact of the Business Combination on Digital World’s Public Float

It is anticipated that, upon the completion of the Business Combination, Digital World’s Public Stockholders will retain an ownership interest of approximately 21.6% of the outstanding capital stock of the Combined Entity, the Sponsor will retain an ownership interest of approximately 6.4% of the outstanding capital stock of the Combined Entity and holders of TMTG securities will own approximately 72.0% of the outstanding capital stock of the Combined Entity.

Accordingly, the foregoing ownership percentages with respect to the Combined Entity following the Business Combination (A) exclude the exercise of outstanding Warrants and the conversion of securities issued in the Post-IPO Financings and (B) assume that (i) there are no Redemptions of any shares by Digital World’s Public Stockholders in connection with the Business Combination and (ii) no awards are issued under the Equity Incentive Plan. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by Digital World’s existing stockholders in the Combined Entity will be different.

Upon consummation of the Business Combination, and subject to approval of the Incentive Plan Proposal, TMTG’s executive officers are expected to receive grants of stock options and restricted stock units under the Equity Incentive Plan from time to time as determined by the Compensation Committee. Each TMTG Convertible Note that is issued and outstanding immediately prior to the Effective Time will automatically convert immediately prior to the Effective Time into a number of shares of TMTG common stock as such TMTG Convertible Note would automatically convert upon the consummation of the Business Combination with Digital World, in accordance with each such TMTG Convertible Note.

The following table illustrates varying ownership levels in the Combined Entity, assuming the factors mentioned above, and excluding the exercise of above-mentioned Warrants or the issuance of any shares of common stock upon conversion of securities issued in Post-IPO Financings, in the event of (i) no Redemptions, (ii) 33.33% Redemptions, (iii) 50% Redemptions and (iv) maximum Redemptions (80%) of 28,750,000 Public Shares:

	Minimum Redemption		33.33% Redemption		50% Redemption		Maximum (80%) Redemption (1)
DWAC SPAC public shareholder shares	28,745,952	21.2%	19,164,926	15.2%	14,372,976	11.9%	5,754,280	5.1%
SPAC private placement shares	1,133,484	0.8%	1,133,484	0.9%	1,133,484	0.9%	1,133,484	1.0%
Underwriter IPO shares	143,750	0.1%	143,750	0.1%	143,750	0.1%	143,750	0.1%
SPAC sponsor promote (primarily Founder Shares)	9,631,250	7.1%	9,631,250	7.6%	9,631,250	7.9%	9,631,250	8.6%

Total DWAC	39,654,436	29.3%	30,073,410	23.9%	25,281,460	20.9%	16,662,764	14.8%

TMTG
Rollover equity shares for TMTG shareholders	87,500,000	64.6%	87,500,000	69.5%	87,500,000	72.2%	87,500,000	77.8%
TMTG convertible note shares	8,369,509	6.2%	8,369,509	6.6%	8,369,509	6.9%	8,369,509	7.4%

Total TMTG	95,869,509	70.7%	95,869,509	76.1%	95,869,509	79.1%	95,869,509	85.2%

Total	135,523,945	100.0%	125,942,919	100.0%	121,150,969	100.0%	112,532,273	100.0%

(1)

Digital World is required to fulfill the Financial Closing Conditions. The ability to meet the Financial Closing Conditions will not be known until the level of redemptions of Public Shares in connection with the Business Combination is known. As a result, if redemptions exceed $244.9 million (or 80% of the Trust Account assets before redemptions) the Business Combination would not close. As such, the Maximum Redemption scenario does not reflect the full amount of Public Shares that may be redeemed under Digital World’s Charter. Accordingly, if holders of more than 22,991,673 Public Shares seek to exercise such Redemption Rights, the Business Combination is not expected to close.

THE CHARTER AMENDMENT PROPOSALS (PROPOSALS 2 THROUGH 6)

To approve and adopt subject to and conditioned on (but with immediate effect therefrom) approval of each of the Business Combination Proposal, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal and the consummation of the Business Combination, a second amendment and restatement of the Digital World Charter, as set out in the Amended Charter, for the following Charter Amendment Proposals to:

(A)	Name Change — To provide that the name of Digital World shall be changed to “Trump Media & Technology Group Corp.” (Proposal 2);

(B)

Board Structure and Composition — To provide for the structure of the post-Closing Board, split into three classes of as even size as practicable, Class I, II, and III, each to serve a term of three years, except for the initial term, for which the Class I directors will be up for reelection at the first annual meeting of stockholders occurring after the Closing, for which the Class II directors will be up for reelection at the second annual meeting of stockholders occurring after the Closing and for which the Class III directors will be up for reelection at the third annual meeting of stockholders occurring after the Closing. Directors will not be able to be removed during their term except for cause. The size of the Board shall be determined by resolution of the Board but will initially be seven (7) (Proposal 3);

(C)

Amendment of Blank Check Provisions — To remove and change certain provisions in the Digital World Charter related to Digital World’s status as a special purpose acquisition company, including the deletion of Article IX of the Digital World Charter in its entirety (Proposal 4);

(D)

The Authorized Share Charter Amendment — To increase the number of authorized shares of common stock, as set forth in the Amended Charter in the form attached as Annex B hereto, to accommodate any shares to be issued in connection with (i) the Business Combination, (ii) the conversion of securities issued in Post-IPO Financings, (iii) the exercise of any Warrants, (iv) the conversion of TMTG Convertible Notes immediately prior to the Effective Time in connection with the Closing, (v) the Equity Incentive Plan and (vi) any future issuances of shares of New Digital World common stock if determined by the New Digital World Board to be in the best interests of New Digital World after the consummation of the Business Combination without incurring the risk, delay and potential expense incident to obtaining stockholder approval to increase the authorized share capital (Proposal 5); and

(E)

Amendment and Restatement of the Digital World Charter — Conditioned upon the approval of Proposals 2 through 5, a proposal to approve the Amended Charter in the form attached as Annex B hereto, which includes the approval of all other changes in the proposed Amended Charter in connection with replacing the Digital World Charter with the proposed Amended Charter as of the Effective Time (Proposal 6).

THE DIRECTOR ELECTION PROPOSAL (PROPOSAL 7)

To consider and vote upon a proposal to elect seven (7) directors to serve on the Combined Entity’s Board, each effective from the consummation of the Business Combination and for a term as set forth under the proposed Amended Charter or until such director’s earlier death, resignation, retirement or removal. If the nominees identified in this proxy statement/prospectus are elected, Kashyap “Kash” Patel and W. Kyle Green will be Class I directors, serving until the Combined Entity’s 2024 annual meeting of stockholders; Linda McMahon and Donald J. Trump, Jr. will be Class II directors, serving until the Combined Entity’s 2025 annual meeting of stockholders; and Eric Swider, Devin G. Nunes and Robert Lighthizer will be Class III directors, serving until the Combined Entity’s 2026 annual meeting of stockholders, and in each case, until their respective successors are duly elected and qualified.

THE INCENTIVE PLAN PROPOSAL (PROPOSAL 8)

The proposed Equity Incentive Plan will reserve shares of New Digital World common stock equal to 7.5% of the fully diluted, and as converted, amount of New Digital World common stock to be outstanding immediately following consummation of the Business Combination, taking into account any additional shares that may be issued pursuant to the Earnout Shares. The purpose of the Equity Incentive Plan is to assist in attracting, retaining, motivating, and rewarding certain key employees, officers, directors, and consultants of New Digital World and its affiliates and promoting the creation of long-term value for stockholders of New Digital World by closely aligning the interests of such individuals with those of other stockholders. The Equity Incentive Plan authorizes the award of share-based incentives to encourage eligible employees, officers, directors, and consultants, as described below, to expend maximum effort in the creation of stockholder value.

A summary of the Equity Incentive Plan is set forth in “The Incentive Plan Proposal (Proposal 8)” section of this proxy statement/prospectus and a complete copy of the Equity Incentive Plan is attached hereto as Annex C. You are encouraged to read the Equity Incentive Plan in its entirety.

THE NASDAQ PROPOSAL (PROPOSAL 9)

To consider and vote upon a proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635, (a) the issuance of up to 127,500,000 newly issued shares of New Digital World common stock in the Business Combination, which amount will be determined as described in more detail in the accompanying proxy statement/prospectus, (b) the issuance, if any, of up to 7,968,395 shares of New Digital World common stock in connection with the conversion of any Digital World Convertible Notes and Digital World Alternative Financing Notes entered into prior to the consummation of the Business Combination, (c) the issuance, if any, of up to 6,552,134 shares of New Digital World common stock in connection with the exercise of Post-IPO Warrants, (d) the issuance of up to 8,369,508 shares of New Digital World common stock issuable upon conversion of outstanding TMTG Convertible Notes immediately prior to the Effective Time in connection with the Closing and (e) the issuance of shares of New Digital World common stock equal to 7.5% of the fully diluted, and as converted, amount of New Digital World common stock to be outstanding immediately following consummation of the Business Combination under the Equity Incentive Plan.

THE ADJOURNMENT PROPOSAL (PROPOSAL 10)

Digital World is proposing that its stockholders approve and adopt a proposal to adjourn the Digital World Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Digital World Special Meeting, there are not sufficient votes to approve the other Proposals.

Date, Time and Place of Digital World Special Meeting

The Digital World Special Meeting will be held virtually at 10:00 a.m., Eastern Time, on [●], 2024, or at such other date and time to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals. We will hold the Digital World Special Meeting solely by means of remote communication.

Proxy Solicitation

Proxies may be solicited by telephone, by facsimile, by mail, on the Internet or in person. We have engaged Alliance Advisors to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Digital World Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section titled “Digital World Special Meeting — Revoking Your Proxy.”

Quorum and Required Vote for Stockholder Proposals

A quorum of Digital World stockholders is necessary to hold a valid meeting. A quorum will be present at the Digital World Special Meeting if a majority of the Digital World common stock issued and outstanding and entitled to vote at the Digital World Special Meeting is represented in person or by proxy at the Digital World Special Meeting. Abstentions and “WITHHOLD” votes will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

The approval of the Charter Amendment Proposals requires the affirmative vote of the holders, as of the Record Date, of a majority of the then issued and outstanding shares of Class A common stock and Class B common stock, voting together as a single class. Accordingly, a Digital World stockholder’s failure to vote by proxy or to vote in person at the Digital World Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Charter Amendment Proposals.

The approval of the Business Combination Proposal, the Incentive Plan Proposal and the Nasdaq Proposal requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders, as of the Record Date, of a majority of the votes cast of Class A common stock and Class B common stock, voting together as a single class, entitled to vote thereon at the Digital World Special Meeting.

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Digital World Special Meeting. A Digital World stockholder’s failure to vote by proxy or to vote in person at the Digital World Special Meeting will not be counted towards the number of shares of Digital World common stock required to validly establish a quorum, and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on the Business Combination Proposal, the Incentive Plan Proposal, the Nasdaq Proposal or the Adjournment Proposal. Abstentions will be counted towards the number of shares of Digital World common stock required to validly establish a quorum but will have no effect on the outcome of the vote on the Business Combination Proposal, the Incentive Plan Proposal, the Nasdaq Proposal or the Adjournment Proposal.

The approval of the Director Election Proposal requires a plurality vote of the shares of Digital World common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Digital World Special Meeting. A plurality means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. A Digital World stockholder’s failure to vote by proxy or to vote in person at the Digital World Special Meeting will have no effect on the Director Election Proposal. “WITHHOLD” votes will be counted towards the number of shares of Digital World common stock required to validly establish a quorum but will have no effect on the outcome of the vote on the Director Election Proposal.

The Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal are conditioned on the approval of the Business Combination Proposal (and each such Proposal is cross-conditioned on the approval all the Required Proposals), and unless the Business Combination Proposal is approved, the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal will not be presented to the stockholders of Digital World at the Digital World Special Meeting.

The Adjournment Proposal is not conditioned on any other Proposal and does not require the approval of any other Proposal to be effective. It is important for you to note that in the event the Business Combination Proposal, the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal do not receive the requisite vote for approval, then Digital World will not consummate the

Business Combination. If Digital World does not consummate the Business Combination and fails to complete an initial business combination by September 8, 2024, it will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its Public Stockholders, unless it seeks and obtains the approval of Digital World stockholders to amend the Digital World Charter to extend such date.

Recommendation to Digital World Stockholders

Digital World Board believes that the Proposals to be presented at the Digital World Special Meeting are in the best interests of Digital World and its stockholders and unanimously recommends that Digital World stockholders vote “FOR” the Proposals.

When you consider the recommendation of the Digital World Board in favor of approval of these Proposals, you should keep in mind that Digital World directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a stockholder. These interests include, among other things, the fact that:

•

unless Digital World consummates an initial business combination, Digital World’s officers and directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

•

our Sponsor holds 5,490,000 Founder Shares and 1,133,484 Placement Units, all such securities beneficially owned by Patrick Orlando, a director and former Chairman and Chief Executive Officer. In addition, Mr. Eric Swider, our Chief Executive Officer and a director, owns 7,500 Founder Shares; the anchor investors own the remaining 1,650,000 Founder Shares. All of such investments would expire worthless if a business combination is not consummated; on the other hand, if an initial business combination is consummated, such investments could earn a positive rate of return on their overall investment in the Combined Entity even if other holders of our common stock experience a negative rate of return, due to having initially purchased the Founder Shares for $25,000;

•

as a condition to the Digital World IPO, the Founder Shares became subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares cannot be transferred until the earlier of (A) six months after the completion of Digital World’s initial business combination; (B) subsequent to Digital World’s initial business combination, when the reported last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after Digital World’s initial business combination; and (C) such date after its initial business combination on which Digital World completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Digital World stockholders having the right to exchange their shares of Digital World common stock for cash, securities or other property;

•

an aggregate of 1,133,484 Placement Units were issued to the Sponsor simultaneously with the consummation of the IPO and the underwriters’ exercise of their over-allotment option. Such Units had an aggregate market value of approximately $60.1 million based upon the closing price of Digital World’s Public Units of $53.00 per Unit on Nasdaq on February 9, 2024;

•

the Sponsor has agreed that the Placement Units, and all of their underlying securities, will not be sold or transferred by it until 30 days after Digital World has completed an initial business combination, subject to limited exceptions;

•

the Sponsor and directors and officers of Digital World have agreed not to redeem any shares of Digital World common stock they hold in connection with a stockholder vote to approve an initial business combination;

•	the Sponsor may loan to Digital World additional funds for working capital purposes prior to the Business Combination. As of the date of this proxy statement/prospectus, there were $4,000,700 outstanding in Digital World Convertible Notes due to our Sponsor. If the Business Combination is not consummated and Digital World does not otherwise consummate another business combination prior to September 8, 2024, then there will likely be insufficient funds to pay the Digital World Convertible Notes;

•

on June 2, 2023, the Company issued two promissory notes to Renatus in the aggregate principal amounts of (a) $2,000,000 and (b) $10,000,000. As of the date of this proxy statement/prospectus there were $1,232,000 outstanding in Digital World Convertible Notes due to Renatus. The proceeds of these notes are being used to pay costs and expenses in connection with completing an initial business combination. Mr. Swider is a founder and partner of Renatus;

•

if Digital World does not complete an initial business combination by September 8, 2024, the 7,187,500 Founder Shares and 1,133,484 shares of Class A common stock underlying the Placement Units, of which 5,537,500 Founder Shares and 1,133,484 shares of Class A common stock are held by Digital World’s Sponsor, directors and officers, would be worthless because they are not entitled to participate in any Redemption or distribution with respect to such shares. Such shares and Units had an aggregate market value of $338.0 million and $380.9 million, respectively, as of February 9, 2024, based on the closing price per Class A common stock of Digital World as of February 9, 2024 of $47.03 per share and the closing price of Digital World’s Public Units of $53.00 per Unit on Nasdaq on February 9, 2024. Additionally, the Placement Warrants underlying the Placement Units would then be worthless;

•

if the Trust Account is liquidated, including in the event Digital World is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Digital World to ensure that the proceeds in the Trust Account are not reduced below $10.20 per Public Share by the claims of prospective target businesses with which Digital World has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Digital World, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•

the Sponsor (including its representatives and affiliates) and Digital World’s directors and officers are, or may in the future become, affiliated with entities that are engaged in a similar business to Digital World. The Sponsor and Digital World’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to Digital World completing its initial business combination. Digital World’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to Digital World, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Digital World’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Digital World, subject to applicable fiduciary duties under DGCL. Digital World Charter provides that Digital World renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Digital World and such opportunity is one Digital World is legally and contractually permitted to undertake and would otherwise be reasonable for Digital World to pursue, and to the extent the director or officer is permitted to refer that opportunity to Digital World without violating another legal obligation;

•

Mr. Swider is expected to be appointed as a director of the Combined Entity after the consummation of the Business Combination, Mr. Swider may in the future receive cash fees, stock options or stock awards that the Combined Entity determines to pay to its directors; and

•

that Digital World has issued Digital World Convertible Notes to certain officers, directors and affiliates pursuant to the Convertible Note Compensation Plan approved by the requisite holders of Class A common stock at the annual meeting of Digital World’s stockholders on December 19, 2023. These notes collectively represent an aggregate amount of $9,651,250 and may be convertible upon the Closing of the Business Combination into a maximum of 965,125 shares of Class A common stock, assuming each recipient chooses to convert their entire promissory note amount into Class A common shares. If we fail to close the Business Combination such notes would then be worthless.

These interests may influence Digital World’s directors in making their recommendation that you vote in favor of the approval of the Business Combination.

Emerging Growth Company

Digital World is currently and, following the consummation of the Business Combination, the Combined Entity will be, an “emerging growth company,” as defined in the Securities Act, as modified by the Jumpstart Our Business Startups Act (“JOBS Act”). Digital World has taken, and the Combined Entity may continue to take, advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in Digital World’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, stockholders of Digital World and the Combined Entity may not have access to certain information they may deem important.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Digital World has not elected to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Digital World (and, following the Business Combination, the Combined Entity), as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Digital World’s and the Combined Entity’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Digital World (and following the Business Combination, the Combined Entity) will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the closing of the Digital World IPO; (ii) the last day of the fiscal year in which Digital World (and following the Business Combination, the Combined Entity) has total annual gross revenue of at least $1.07 billion; (iii) the last day of the fiscal year in which Digital World (and following the Business Combination, the Combined Entity) is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of Digital World’s (and following the Business Combination, the Combined Entity’s) common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which Digital World (and following the Business Combination, the Combined Entity) has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Summary Risk Factors

TMTG’s business and an investment in New Digital World common stock are subject to numerous risks and uncertainties. In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the financial statements and annexes attached hereto, and especially consider the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” Some of these risks include:

Risks Related to Digital World and the Business Combination

•	Changes in laws or regulations or how such laws or regulations are interpreted or applied, or a failure to comply with any laws or regulations, may adversely affect Digital World’s business.

•	The ability of Digital World’s Public Stockholders to exercise their Redemption Rights may not allow Digital World to complete the Business Combination.

•

Notwithstanding Digital World’s settlement with the SEC, the SEC may further delay declaring this registration statement effective or disapprove this transaction and issue a stop order or similar order which could materially delay or materially impede the consummation of the Business Combination.

•	Digital World has not obtained an opinion from an independent investment banking firm or another independent firm.

•	There is no assurance that Digital World’s diligence will reveal all material risks.

•

Digital World’s management has identified a material weakness in its internal control over financial reporting. If it is unable to develop and maintain an effective system of internal control over financial reporting, Digital World may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

•	Digital World was in the past, and continues to be, subject to inquiries, exams, pending investigations, or enforcement matters.

•

Patrick Orlando, Digital World’s former Chairman and Chief Executive Officer, a current member of our Board and a controlling affiliate of our Sponsor has, in recent weeks, expressed a desire for additional compensation (above his interest in the Founder Shares).

•

As a result of the prolonged delay due to the Investigation, Digital World has incurred significant unanticipated expenses well in excess of the working capital loans provided by our Sponsor, which have required Digital World to seek alternative sources of working capital to fund its day-to-day operations and such additional and unanticipated costs and expenses through Post-IPO Financings.

Risks Related to TMTG

•	TMTG has a limited operating history making it difficult to evaluate TMTG’s business and prospects and may increase the risks associated with your investment.

•	TMTG’s actual financial position and results of operations may differ materially from the expectations of TMTG’s management.

•

If Truth Social fails to develop and maintain followers or a sufficient audience, if adverse trends develop in the social media platforms generally, or if President Trump were to cease to be able to devote substantial time to Truth Social, TMTG’s business would be adversely affected.

•	TMTG’s independent registered public accounting firm has indicated that TMTG’s financial condition raises substantial doubt as to its ability to continue as a going concern.

•	TMTG’s estimates of market opportunity and forecasts of market growth may be inaccurate.

•	TMTG’s business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, and other matters.

•	In the future, TMTG may be involved in numerous class action lawsuits and other litigation matters.

•	Computer malware, viruses, hacking, and phishing attacks, and spamming could harm TMTG’s business and results of operations.

Risks Related to TMTG’s Chairman President Donald J. Trump

•	TMTG’s success depends in part on the popularity of its brand and the reputation and popularity of its Chairman, President Donald J. Trump.

•

The terms of a license agreement with President Trump is not terminable by TMTG when it may be desirable to TMTG. The license agreement does not require President Trump to use Truth Social in certain circumstances, including in connection with posts that President Trump deems, in his sole discretion, to be politically related.

•	Because President Trump is a candidate for president, he may divest his interest in Truth Social and may cease any involvement in its management.

•	TMTG depends on numerous third-parties to operate successfully, and many of these third parties may not want to engage with TMTG to provide any services.

Risks Related to Ownership of New Digital World common stock

•	Nasdaq may delist New Digital World’s securities from trading on its exchange.

•	The Business Combination may decrease the market price of New Digital World’s common stock.

•	New Digital World stockholders may experience dilution in the future.

•	TMTG’s management team may not successfully manage its transition to being a public company.

•	President Trump will hold at least 58.1% of the outstanding shares of New Digital World common stock, which control limits or precludes other stockholders’ ability to influence the business.

Risks Related to Redemption

•

The ability to execute Digital World and TMTG’s strategic plan could be negatively impacted to the extent a significant number of stockholders choose to redeem their shares in connection with the Business Combination.

•

There is no guarantee that a Digital World Public Stockholder’s decision whether to redeem its shares of Digital World common stock for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF DIGITAL WORLD

The summary statements of operations data for the years ended December 31, 2022 and 2021 and the summary balance sheet data as of December 31, 2022 and 2021 are derived from Digital World’s audited financial statements included elsewhere in this proxy statement/prospectus. The summary statements of operations data for the nine month periods ended September 30, 2023 and September 30, 2022 and the summary balance sheet data as of September 30, 2023 are derived from Digital World’s unaudited interim condensed consolidated financial statements, each of which is included elsewhere in this proxy statement/prospectus. The unaudited interim condensed consolidated financial data set forth below has been prepared on the same basis as Digital World’s audited financial statements and, in the opinion of Digital World’s management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Digital World” and Digital World’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

Statements of Operations Data:

	For the Nine Months Ended September 30,		Year Ended December 31,
	2023	2022	(As restated) 2022	2021
Formation and operating costs	$7,899,200	$3,377,588	$8,716,023	$1,191,593
Franchise tax expense	20,639,030	150,000	200,000	200,000

Loss from operation costs	(28,770,730)	(11,491,796)	18,499,257	(1,391,593)
Other income and expenses:
Interest earned on cash held in Trust Account	10,404,747	1,752,484	4,257,469	7,098

Net loss	$(20,006,348)	$(10,096,571)	$(15,642,548)	$(1,384,495)

Weighted average shares outstanding of Class A common stock	30,019,049	30,027,234	30,026,769	9,404,134
Basic and diluted net income per Class A common stock	$(0.51)	$(0.27)	$(0.42)	$(0.08)

Weighted average shares outstanding of Class B common stock	7,187,500	7,187,500	7,187,500	7,187,500
Basic and diluted net income per Class B common stock	$(0.54)	$(0.27)	$(0.42)	$(0.08)

Statements of Balance Sheet Data:

	As of September 30,	As of December 31,
	2023	(As restated) 2022	2021
Balance Sheet Data:
Total assets	$310,481,457	$300,499,990	$293,990,852
Total liabilities	$63,818,265	$32,535,352	$10,746,035
Class A common stock subject to possible Redemption	$306,128,902	$298,951,176	$293,250,000
Working capital (deficit)(1)	$(50,470,178)	$267,964,638	$(114,832)
Total stockholders’ deficit	$(59,465,710)	$(31,974,608)	$(10,005,183)

(1)	Working capital (deficit) is defined as total current assets minus total current liabilities

SELECTED HISTORICAL FINANCIAL INFORMATION OF TMTG

The summary statements of operations data for the year ended December 31, 2022 and for the period from February 8, 2021 (date of inception) to December 31, 2021 and the summary balance sheet data as of December 31, 2022 and for the period from February 8, 2021 (date of inception) to December 31, 2021 are derived from TMTG’s audited financial statements included elsewhere in this proxy statement/prospectus. The summary statements of operations data for the nine month periods ended September 30, 2023 and September 30, 2022 and the summary balance sheet data as of September 30, 2023 are derived from TMTG’s unaudited interim condensed consolidated financial statements, each of which is included elsewhere in this proxy statement/prospectus. The unaudited interim condensed consolidated financial data set forth below has been prepared on the same basis as TMTG’s audited financial statements and, in the opinion of TMTG’s management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TMTG” and TMTG’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

Statement of Operations Data:

	For the Nine Months Ended September 30,		Year Ended December 31,	For the period from February 8 (inception) through December 31,
in thousands, except share and per share data	2023	2022	2022	(As restated) 2021
Total Revenue	$3,379.6	$237.0	$1,470.5	$—
Cost of revenue	123.9	—	54.5	—
Gross profit	3,255.7	237.0	1,416.0	—
Operating costs and expenses:
Research and development	7,212.1	10,469.9	13,633.1	2,571.3
Sales and marketing	978.1	536.1	625.9	381.7
General and administrative	5,666.6	8,527.6	10,345.6	3,419.2
Depreciation and Amortization	47.6	42.6	58.7	6.5

Loss from operations	$(10,648.7)	$(19,339.2)	$(23,247.3)	$(6,378.7)
Other income	—	—	—	2,123.3
Interest expense	(37,702.5)	(1,312.0)	(2,038.7)	(654.3)
Change in fair value of derivative liabilities	(660.2)	62,156.0	75,809.9	(54,186.4)

Profit/(loss) from operations before income taxes	(49,011.4)	41,504.8	50,523.8	(59,096.1)
Income tax expense/(benefit)	—	—	.2	—

Net profit/(loss)	$(49,011.4)	$41,504.8	$50,523.6	$(59,096.1)

Weighted-average common shares used in net loss per share attributable to common stockholders, basic and diluted	100,000,000	100,000,000	100,000,000	100,000,000
Net loss per common share attributable to common stockholders, basic and diluted	(0.49)	.42	.51	(0.59)

Statement of Balance Sheet Data:

in thousands	As of September 30, 2023	As of December 31, 2022	For the period from February 8 (inception) through December 31,
			2021
Cash and cash equivalents	$1,839.0	$9,808.4	$18,734.4
Total assets	2,910.7	11,236.7	19,251.2
Total liabilities	60,494.7	19,809.3	78,347.4
Working capital(1)	(55,050.4)	(8,805.1)	18,282.1
Accumulated deficit	(57,584.0)	(8,572.6)	(59,096.2)
Total stockholders’ deficit	$(57,584.0)	$(8,572.6)	$(59,096.2)

(1)	Working capital is defined as total current assets minus total current liabilities

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following summary unaudited pro forma condensed combined financial data, (the “summary pro forma data”) gives effect to the Business Combination described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination is expected to be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Digital World will be treated as the “acquired” company for financial reporting purposes. The net assets of Digital World will be stated at historical cost, with no goodwill or other intangible assets recorded.

The summary unaudited pro forma condensed combined balance sheet data as of September 30, 2023 gives pro forma effect to the Business Combination and related transactions as if they had occurred on September 30, 2023. The summary unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2023 and for the year ended December 31, 2022 give pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2022.

The summary pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the Combined Entity appearing elsewhere in this proxy statement/prospectus and the accompanying notes. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical consolidated financial statements of Digital World and related notes and the historical financial statements of TMTG and related notes, in each case, included in this proxy statement/prospectus. The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what the Combined Entity’s financial position or results of operations actually would have been had the Business Combination and the other transactions contemplated by the Merger Agreement (described elsewhere in this proxy statement/prospectus) been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of the Combined Entity.

For illustrative purposes the unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of additional Redemptions of Digital World Class A common stock:

•	Assuming Minimum Additional Redemptions (“Minimum Redemption”) — This scenario assumes that no shares of Digital World Class A common stock are redeemed; and

•

Assuming Maximum Redemptions (“Maximum Redemption”) — This scenario assumes the Redemption of 23.0 million shares of Digital World Class A common stock, for aggregate payment of approximately $244.9 million from the Trust Account), so that Digital World retains at least $5,000,001 in net tangible assets and $60 million in cash immediately prior to or upon the consummation of the Business Combination.

Under both redemption scenarios, all issued and outstanding shares of TMTG common stock, as of the date of this proxy statement/prospectus are being exchanged for 87,500,000 shares of Digital World Class A common stock.

Assuming no Redemption, on a pro forma estimated basis, TMTG’s existing securityholders will hold 95,869,509 shares of Class A common stock of the Combined Entity immediately after the Closing, which approximates a 70.7% ownership level. Assuming Maximum Redemption, on a pro forma estimated basis, TMTG will hold common stock of the Combined Entity approximating an 85.2% ownership level.

	Minimum Redemption		33.33% Redemption		50% Redemption		Maximum (80%) Redemption (1)
DWAC SPAC public shareholder shares	28,745,952	21.2%	19,164,926	15.2%	14,372,976	11.9%	5,754,280	5.1%
SPAC private placement shares	1,133,484	0.8%	1,133,484	0.9%	1,133,484	0.9%	1,133,484	1.0%
Underwriter IPO shares	143,750	0.1%	143,750	0.1%	143,750	0.1%	143,750	0.1%
SPAC sponsor promote (primarily Founder Shares)	9,631,250	7.1%	9,631,250	7.6%	9,631,250	7.9%	9,631,250	8.6%

Total DWAC	39,869,509	29.3%	30,073,410	23.9%	25,281,460	20.9%	16,662,764	14.8%

TMTG Rollover equity shares for TMTG shareholders	87,500,000	64.6%	87,500,000	69.5%	87,500,000	72.2%	87,500,000	77.8%
TMTG convertible note shares	8,369,509	6.2%	8,369,509	6.6%	8,369,509	6.9%	8,369,509	7.4%

Total TMTG . . . . . .	95,869,509	70.7%	95,869,509	76.1%	95,869,509	79.1%	95,869,509	85.2%

Total	135,523,945	100.0%	125,942,919	100.0%	121,150,969	100.0%	112,532,273	100.0%

(1)

Digital World is required to fulfill the Financial Closing Conditions. The ability to meet the Financial Closing Conditions will not be known until the level of redemptions of Public Shares in connection with the Business Combination is known. As a result, if redemptions exceed $244.9 million (or 80% of the Trust Account assets before redemptions) the Business Combination would not close. As such, the Maximum Redemption scenario does not reflect the full amount of Public Shares that may be redeemed under Digital World’s Charter. Accordingly, if holders of more than 22,991,673 Public Shares seek to exercise such Redemption Rights, the Business Combination is not expected to close.

The foregoing ownership percentages with respect to the Combined Entity following the Business Combination are based on the assumption that there are no adjustments for the outstanding Public Warrants or Placement Warrants issued by Digital World and (A) exclude the exercise of outstanding Warrants and the conversion of securities issued in the Post-IPO Financings and (B) assume that (i) there are no Redemptions of any shares by Digital World’s Public Stockholders in connection with the Business Combination and (ii) no awards are issued under the Equity Incentive Plan. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by the Digital World’s existing stockholders in the Combined Entity will be different. Upon consummation of the Business Combination, and subject to approval of the Incentive Plan Proposal, TMTG’s executive officers are expected to receive grants of stock options and restricted stock units under the Equity Incentive Plan from time to time as determined by the Compensation Committee. Each TMTG Convertible Note that is issued and outstanding immediately prior to the Effective Time will automatically convert immediately prior to the Effective Time into a number of shares of TMTG common stock as such TMTG Convertible Note would automatically convert upon the consummation of the Business Combination, in accordance with each such TMTG Convertible Note.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

UNAUDITED HISTORICAL COMPARATIVE AND PRO FORMA COMBINED PER SHARE DATA OF DIGITAL WORLD AND TMTG

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following table sets forth selected historical comparative share information of Digital World and TMTG and unaudited pro forma condensed combined per share information of the Combined Entity after giving effect to the Business Combination, assuming no Redemption and Maximum Redemption, respectively.

The unaudited pro forma combined book value information as of September 30, 2023 gives pro forma effect to the Business Combination and related transactions as if consummated on September 30, 2023. The selected unaudited pro forma condensed combined net loss per share and weighted average shares outstanding information for the nine months ended September 30, 2023 and for the year ended December 31, 2022 gives pro forma effect to the Business Combination and the other events as if consummated on January 1, 2022, the beginning of the earliest period presented.

The historical book value per share is computed by dividing total common stockholders’ equity by the number of shares of common stock outstanding at the end of the period. The pro forma combined book value per share is computed by dividing total pro forma common stockholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period. The pro forma earnings per share of the Combined Entity is computed by dividing the pro forma income available to the New Digital World common stock by the pro forma weighted average number of shares outstanding over the period.

This information is only a summary and should be read together with the selected historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of Digital World and TMTG and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of Digital World and TMTG is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Digital World and TMTG would have been had the companies been combined during the periods presented.

Under both redemption scenarios, all issued and outstanding shares of TMTG common stock, as of the date of this proxy statement/prospectus are being exchanged for 87,500,000 shares of Digital World Class A common stock.

	TMTG	Digital	Minimum Redemption	33.33% Redemption	50% Redemption	Maximum (80%) Redemption (1)
Book value per share	(0.58)	(1.60)	1.91	1.23	0.85	0.52
Weighted average shares outstanding - Common stock	100,000,000
Basic and diluted net income per share - Common stock	(0.49)
Weighted average shares outstanding - Class A common stock		30,021,576	135,523,945	125,942,919	121,150,969	112,532,273
Basic and diluted net income per share - Class A common stock		(0.21)	(0.30)	(0.33)	(0.34)	(0.36)
Weighted average shares outstanding - Class B common stock		7,187,500
Basic and diluted net income per share - Class B common stock		(0.21)

(1)

Digital World is required to fulfill the Financial Closing Conditions. The ability to meet the Financial Closing Conditions will not be known until the level of redemptions of Public Shares in connection with the Business Combination is known. As a result, if redemptions exceed $244.9 million (or 80% of the Trust Account assets before redemptions) the Business Combination would not close. As such, the Maximum Redemption scenario does not reflect the full amount of Public Shares that may be redeemed under Digital World’s Charter. Accordingly, if holders of more than 22,991,673 Public Shares seek to exercise such Redemption Rights, the Business Combination is not expected to close.

	TMTG	Digital	Minimum Redemption	33.33% Redemption	50% Redemption	Maximum (80%) Redemption(1)
Weighted average shares outstanding - Common stock	100,000,000
Basic and diluted net income per share - Common stock	0.51
Weighted average shares outstanding-Class A common stock		30,002,669	135,523,945	125,942,919	121,150,969	112,532,273
Basic and diluted net income per share-Class A common stock		(0.42)	(0.64)	(0.69)	(0.72)	(0.77)
Weighted average shares outstanding - Class B common stock		7,187,500
Basic and diluted net income per share-Class B common stock		(0.42)

(1)

Digital World is required to fulfill the Financial Closing Conditions. The ability to meet the Financial Closing Conditions will not be known until the level of redemptions of Public Shares in connection with the Business Combination is known. As a result, if redemptions exceed $244.9 million (or 80% of the Trust Account assets before redemptions) the Business Combination would not close. As such, the Maximum Redemption scenario does not reflect the full amount of Public Shares that may be redeemed under Digital World’s Charter. Accordingly, if holders of more than 22,991,673 Public Shares seek to exercise such Redemption Rights, the Business Combination is not expected to close.

DIVIDENDS ON SECURITIES

Digital World

Holders of Digital World

As of the Record Date, there were [●] holders of record of Digital World common stock, and [●] holders of record of Warrants and [●] holders of Units.

Dividend Policy of Digital World

Digital World has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of its initial business combination.

Dividend Policy of TMTG

TMTG has not paid any cash dividends on its stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. TMTG is also party to debt agreements with covenants that limit TMTG’s ability to pay dividends or make distributions with respect to its common stock. All of such debt agreements will convert to common stock immediately prior to the completion of the Business Combination and will no longer limit TMTG’s ability to pay dividends.

Dividend Policy of the Combined Entity Following the Business Combination

The Combined Entity intends to retain future earnings, if any, for future operations and expansion and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any cash dividends in the future will be at the sole discretion of the Combined Entity’s Board, and will depend upon the Combined Entity’s revenue earnings, if any, available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, general financial condition subsequent to completion of the Business Combination and such other factors as the Combined Entity’s Board may deem relevant.

RISK FACTORS

You should carefully consider all the following risk factors, together with all of the other information included or incorporated by reference in this proxy statement/prospectus, including the financial information, before deciding whether or how to vote or instruct your vote to be cast to approve the Proposals described in this proxy statement/prospectus.

The value of your investment following consummation of the Business Combination will be subject to significant risks affecting, among other things, the Combined Entity’s business, financial condition or results of operations. If any of the events described below occur, the Combined Entity’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of the Combined Entity’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Digital World and TMTG. Any reference in this “Risk Factors” section to the “surviving entity” shall mean New Digital World.

Risks Related to Digital World and the Business Combination

Regulatory delays could cause us to be unable to consummate the Business Combination.

Digital World has experienced a number of regulatory delays since signing of the Merger Agreement and may continue to experience delays in the future. In connection with an SEC investigation, Digital World received a document request and subpoena from the SEC seeking various documents and information regarding, among other things, meetings of Digital World’s Board; communications with and the evaluation of potential targets, including TMTG; communications relating to TMTG; agreements with and payments made to certain advisors; investors, including investor meetings and agreements; the appointment of certain of Digital World’s officers and directors; policies and procedures relating to trading; and documents sufficient to identify banking, telephone, and email addresses.

On July 3, 2023, Digital World reached an agreement in principle with the Staff of the SEC’s Division of Enforcement (the “Settlement in Principle”) in connection with the SEC’s investigation of Digital World (the “Investigation”) with respect to certain statements, agreements and omissions and the timing thereof included in Digital World’s registration statements on Form S-1 (the “Form S-1”) in connection with its IPO and Form S-4 relating to the Business Combination (the “Form S-4”). The Settlement in Principle was subject to approval by the SEC.

On July 20, 2023, the SEC approved the Settlement in Principle, which settled its dispute with Digital World and entered a cease-and-desist order (the “Order”) finding that Digital World violated certain antifraud provisions of the Securities Act and the Exchange Act, in connection with Digital World’s IPO filings on Form S-1 and the Form S-4 concerning certain statements, agreements and omissions relating to the timing and discussions Digital World had with TMTG regarding the proposed business combination. In the Order, Digital World agreed (i) that any amended Form S-4 filed by Digital World will be materially complete and accurate with respect to those certain statements, agreements and omissions relating to the timing and discussions that Digital World had with TMTG regarding the Business Combination and (ii) to pay a civil money penalty in an amount of $18 million to the SEC promptly after the closing of any merger or a comparable business combination or transaction, whether with TMTG or any other entity.

Additionally, Digital World is not aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the approvals from the SEC and The Nasdaq Stock Market LLC (“Nasdaq”), as well as the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “Hart-Scott-Rodino Act”). It is presently contemplated that if any additional regulatory approvals or actions are required, those approvals or actions will be sought, but there can be no assurance that any such additional approvals or actions will be obtained. This includes any potential review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”), on account of certain foreign ownership restrictions on U.S. businesses.

Changes in laws or regulations or how such laws or regulations are interpreted or applied, or a failure to comply with any laws or regulations, may adversely affect Digital World’s business, including its ability to negotiate and complete the Business Combination, and its results of operations.

Digital World is and will be subject to laws and regulations enacted by national, regional and local governments and, potentially, foreign jurisdictions. In particular, Digital World is required to comply with certain SEC, Nasdaq and other legal requirements and, as such, the Business Combination may be contingent on Digital World’s ability to comply with certain laws and regulations. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. For example, Nasdaq Listing Rule 5250(c)(1) requires listed companies to timely file all required periodic financial reports with the SEC. On May 23, 2023, Digital World received a notice from the Listing Qualifications Department of Nasdaq stating that Digital World was not in compliance with Nasdaq Listing Rule 5250(c)(1) because Digital World had not yet filed with the SEC its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “First Quarter Form 10-Q”). Similarly, on August 24, 2023, Digital World received another such notice from the Listing Qualifications Department of Nasdaq in respect of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. As a result of these delinquencies, the Nasdaq staff limited Digital World’s time period to regain compliance to a maximum of 180 calendar days from the due date of the First Quarter Form 10-Q, or November 20, 2023. Digital World filed the late quarterly reports prior to the November 20, 2023 deadline, however, it also filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 late but prior to any notification from the Listing Qualifications Department of Nasdaq. There can be no assurance that Digital World will be able to meet its timely obligations and maintain continued compliance with Nasdaq’s listing rules.

Failure to comply with applicable laws or regulations, as interpreted and applied, or Digital World’s reporting obligations with the SEC, could have a material adverse effect on Digital World’s business, including Digital World’s ability to negotiate and complete the Business Combination, and Digital World’s results of operations.

In addition, laws and regulations and their interpretation and application may also change from time to time, including as a result of changes in economic, political, social and government policies, and those changes could have a material adverse effect on Digital World’s business, including its ability to negotiate and complete its initial business combination, and results of operations. On January 24, 2024, the SEC adopted final rules (the “SPAC Final Rules”) relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; effectively limiting the use of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The SPAC Final Rules will be effective 125 days following their publication in the Federal Register. If we are delayed in consummating the business combination past the effective date of the SPAC Final Rules, the SPAC Final Rules may materially adversely affect Digital World’s ability to negotiate and complete the Business Combination and may increase the costs and time related thereto. Additional extensions past September 8, 2024 may be required, which may subject us and our stockholders to additional risks and contingencies that would make it more challenging for us to complete the Business Combination or a transaction with an alternative target if we cannot complete the Business Combination with TMTG. See “Risk Factors — Risks Related to Digital World and the Business Combination – If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete an initial business combination and instead to liquidate the Digital World.”

Moreover, although Digital World is currently not aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the approvals from the SEC and Nasdaq, as well as the expiration or early termination of the waiting period under the Hart-Scott-Rodino Act, the Business Combination may require additional governmental approvals, which may include potential review by a U.S. government entity, such as CFIUS, on account of certain foreign ownership restrictions on U.S. businesses.

Although Digital World does not believe that either it or its Sponsor constitute a “foreign person” under CFIUS rules and regulations, CFIUS may take a different view and decide to block or delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination, order Digital World to divest all or a portion of a U.S. business of the Combined Entity if it had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. See “Risk Factors — Risks Related to Digital World and the Business Combination — Regulatory delays could cause us to be unable to consummate the Business Combination.” If Digital World were to seek an initial business combination other than the Business Combination, the pool of potential targets with which it could complete an initial business combination may be limited as a result of any such regulatory restriction. If any such additional regulatory approvals or actions are required, those approvals or actions will be sought, but there can be no assurance that any such additional approvals or actions will be obtained. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy, resulting in further delays in Digital World’s ability to consummate the Business Combination or any initial business combination.

The ability of Digital World’s Public Stockholders to exercise Redemption Rights with respect to a large number of Digital World’s Public Shares may not allow Digital World to complete the Business Combination or optimize its capital structure.

Because the Merger Agreement requires Digital World to have at least $5,000,001 in net tangible assets at Closing (after giving effect to Redemptions by Digital World’s Public Stockholders), Digital World will need to reserve a portion of the cash in the Trust Account to meet such requirements, unless such closing condition is waived by TMTG. In addition, if a larger number of shares are submitted for Redemption than Digital World currently expects, Digital World may need to seek to restructure the transaction to reserve a greater portion of the cash in the Trust Account. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until Digital World liquidates the Trust Account or consummates an alternative initial business combination or upon the occurrence of an Extension or certain other corporation actions as set forth in the Digital World Charter. If you are in need of immediate liquidity, you could attempt to sell your Public Shares in the open market; however, at such time Digital World’s Class A common stock may trade at a discount to the pro rata amount per share in the Trust Account or there may be limited market demand at such time. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with Digital World’s Redemption until Digital World liquidates, consummates an alternative initial business combination, effectuates an Extension or takes certain other actions set forth in the Digital World Charter or you are able to sell your Public Shares in the open market.

Notwithstanding Digital World’s settlement with the SEC, the SEC may further delay declaring this registration statement effective or disapprove this transaction and issue a stop order or similar order with respect to this registration statement which could materially delay or materially impede the consummation of the Business Combination.

As described above, Digital World has experienced a number of regulatory delays since the signing of the Merger Agreement and may continue to experience delays in the future. The use of this proxy statement/prospectus would require the SEC to declare effective the registration statement of which it is a part. If further delays or a suspension arises out of, or is a result of, or is related to the SEC being unable or unwilling to declare the registration statement effective or if the SEC issues any stop order suspending the effectiveness of the registration statement or indicates the intention to initiate any proceedings for such purpose, it could materially delay or materially impede the consummation of the Business Combination.

For a detailed discussion of regulatory delays to date, see “Risk Factors — Risks Related to Digital World and the Business Combination — Digital World was in the past, and continues to be, subject to inquiries, exams, pending investigations, or enforcement matters.”

Unless extended, the Merger Agreement may be terminated at any time in accordance with its terms, including by either Digital World or TMTG after December 31, 2023, and you may not have the chance to vote on the Business Combination or redeem Digital World’s shares until the liquidation date.

The Merger Agreement is subject to a number of conditions which must be satisfied or waived in order to complete the Business Combination and the Merger Agreement may be terminated at any time, under certain customary and limited circumstances. See the section entitled “Summary of the Proxy Statement/Prospectus — The Proposals — The Business Combination Proposal (Proposal 1) — Termination.”

For example, from October 31, 2023 through November 21, 2023, Digital World could have terminated the Merger Agreement if the Digital World Board, following updated due diligence on TMTG, no longer believed in good faith that the Business Combination and the transactions were in the best interests of Digital World or its stockholders. In addition, it could have also been terminated by TMTG from October 31, 2023 through November 21, 2023 if the TMTG Board, following updated due diligence on Digital World, no longer believed in good faith that the Business Combination and the transactions contemplated by the Merger Agreement were in the best interests of TMTG or its stockholders. In December 2023, Digital World concluded its renewed due diligence with respect to TMTG’s business plan. See “The Business Combination Proposal (Proposal 1) — Background of the Business Combination.” Digital World’s Board determined (i) that the Merger Agreement and the transactions contemplated thereby, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and (ii) to recommend that the Digital World stockholders adopt the Merger Agreement and approve the Business Combination and the other transactions contemplated by the Merger Agreement. See “The Business Combination Proposal (Proposal 1) — The Board’s Reasons for Approval of the Business Combination.”

Further, in the period leading up to the Closing, other events may occur that, pursuant to the Merger Agreement, would require Digital World to agree to amend the Merger Agreement to consent to certain actions or to waive rights that Digital World is entitled to under those agreements. Such events could arise because of changes in the course of TMTG’s business, a request by TMTG to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on TMTG’s business and would entitle Digital World to terminate the Merger Agreement, as applicable. For example, Section 5.2 of the Merger Agreement provides that without the prior written consent of TMTG (such consent not to be unreasonably withheld, conditioned or delayed) Digital World may not settle or compromise any claim, action or proceeding, including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated thereby, in excess of $100,000. As such, Digital World kept TMTG apprised of the discussions with the SEC and the Settlement in Principle. Nevertheless, TMTG is not a party to the Settlement in Principle or any related negotiation and it did not provide its consent to such settlement. Although Digital World believes that it has complied with Section 5.2 of the Merger Agreement, TMTG may disagree and try to terminate the Merger Agreement. In any of such circumstances, it would be in the discretion of Digital World, acting through its Board, to grant its consent or waive its rights. As of the date of this proxy statement, Digital World does not believe there will be any changes or waivers that Digital World’s directors and officers would be likely to make after stockholder approval of the Business Combination has been obtained. However, delays in Digital World’s ability to consummate the Business Combination as a result of regulatory delays, Department of Justice or other new or pending regulatory agencies’ investigations, which may lead TMTG to claim that Digital World breached the Merger Agreement, may lead to increased Redemptions, result in the occurrence of events that would have a material adverse effect on TMTG’s business or cause the parties to terminate the Merger Agreement. Additionally, the resolution of any such new or pending investigations could result in the imposition of significant penalties, injunctions, prohibitions on the conduct of Digital World’s business, termination of the Merger Agreement, damage to Digital World’s reputation and other sanctions against us, all of which, together with the delays, could materially impede or prevent the consummation of the Business Combination.

Accordingly, in the event that the Merger Agreement is terminated or a special meeting of stockholders to approve the Business Combination is not held, you may not have the chance to vote on the Business Combination.

Digital World has not obtained an opinion from an independent investment banking firm or another independent firm, and consequently, you may have no assurance from an independent source that the terms of the Business Combination are fair to the stockholders of Digital World from a financial point of view.

The Digital World Board did not obtain a fairness opinion in connection with its determination to approve the Business Combination. Digital World is not required to obtain an opinion from an independent investment banking firm that is a member of Financial Industry Regulatory Authority, Inc. (“FINRA”) or from another independent firm that the price it is paying is fair to the stockholders of Digital World from a financial point of view. Digital World will not obtain a fairness opinion prior to closing the Business Combination. While the Digital World Board has previously approved the Business Combination, the Merger Agreement contemplates that that during the pendency of the transaction TMTG will provide Digital World updated due diligence information regarding the financial condition of TMTG’s businesses and that following receipt and review of such due diligence information the Board could have, from October 31, 2023 through November 21, 2023, terminated the Merger Agreement if it no longer believed in good faith that the Business Combination was in the best interests of Digital World or its stockholders.

In December 2023, Digital World concluded its renewed due diligence with respect to TMTG’s business plan. Digital World’s Board determined (i) that the Merger Agreement and the transactions contemplated thereby, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and (ii) to recommend that the Digital World stockholders adopt the Merger Agreement and approve the Business Combination and the other transactions contemplated by the Merger Agreement. Given the duration of time between the initial execution of the Merger Agreement and the Second Amendment to the Agreement as well as the significant turnover on the Digital World Board since the Merger Agreement was first signed in 2021, during December 2023 in connection with exercising its fiduciary duties, the Board sought to refresh and complete its financial and business due diligence of TMTG, including with respect to the revised transaction terms contemplated by the Second Amendment to the Agreement. In reaching its determination and in support of its decision that the Business Combination and the other transactions contemplated by the Merger Agreement, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and its stockholders, the Digital World Board conducted a bring-down evaluation of TMTG’s business model, financial performance, growth opportunities and competitive positioning. As part of this evaluation process, the Digital World Board engaged Alvarez & Marsal as an independent advisor to assist in the preparation and review of a Comparable Company Analysis based on the firm’s experience with companies in the tech industry. The Comparable Company Analysis was based on certain publicly traded companies selected by Digital World’s management and the Digital World Board, with the assistance of Alvarez & Marsal, which included Meta, X (formerly Twitter), Snapchat and Pinterest. However, while these companies may share certain characteristics that are similar to TMTG, the Digital World Board did not consider any of these companies to be identical in nature to TMTG, given its affiliation with former President Trump and unique market positioning, including purposeful differentiation from the current market offerings considered in its analysis. Accordingly, the assumptions and estimates used in, and the results derived from, the Comparable Company Analysis are inherently subject to substantial uncertainty. The discussed quantitative information, to the extent that it is based on market data, is not necessarily indicative of current market conditions. See “The Business Combination Proposal (Proposal 1) — The Board’s Reasons for Approval of the Business Combination.”

Therefore, Digital World’s stockholders will be relying solely on the judgment of the Digital World Board’s assessment of such various factors in determining the value of the Business Combination, and the Digital World Board may not have properly valued such business. The lack of a fairness opinion may also lead an increased number of stockholders to vote against the Business Combination or demand Redemption of their shares, which could potentially impact our ability to consummate the Business Combination. For more information about our decision-making process, see the section entitled “The Business Combination Proposal (Proposal 1) — The Board’s Reasons for Approval of the Business Combination.”

You may be unable to ascertain the merits or risks of TMTG’s operations.

If the Business Combination is consummated, the Combined Entity will be affected by numerous risks inherent in TMTG’s business operations. See “Risk Factors — Risks Related to TMTG.” Although Digital World’s management has endeavored to evaluate the risks inherent in the proposed Business Combination with TMTG, Digital World cannot assure you that it adequately ascertained or assessed all of the significant risk factors. Furthermore, some of these risks may be outside of Digital World’s control. Digital World also cannot assure you that an investment in Digital World’s securities will not ultimately prove to be less favorable to investors in Digital World than a direct investment, if an opportunity were available, in TMTG. In addition, if Digital World’s stockholders do not believe that the prospects for the Business Combination are promising, a greater number of stockholders may exercise their Redemption Rights, which may make it difficult for Digital World to consummate the Business Combination.

There is no assurance that Digital World’s diligence will reveal all material risks that may be present with regard to TMTG. Subsequent to the completion of the Business Combination, the Combined Entity may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

Digital World cannot assure you that the due diligence Digital World has conducted on TMTG will reveal all material issues that may be present with regard to TMTG, or that it would be possible to uncover all material issues through a customary amount of due diligence or that risks outside of Digital World’s control will not later arise. TMTG is aware that Digital World must complete an initial business combination by September 8, 2024. Consequently, TMTG may have obtained leverage over Digital World in negotiating the Merger Agreement, including any subsequent or future amendments, knowing that if Digital World does not complete the Business Combination, Digital World may be unlikely to be able to complete an initial business combination with any other target business prior to such deadline. Because TMTG is a privately held company, Digital World therefore has made its decision to pursue an initial business combination with TMTG on the basis of limited and different information that would be available about other public companies or companies with a longer operating history, which may result in a business combination that is not as profitable as expected, if at all. As a result of these factors, the Combined Entity may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if Digital World’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Digital World’s preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on Digital World’s liquidity, if Digital World were to report charges of such nature, this could contribute to negative market perceptions about Digital World or Digital World’s securities. In addition, charges of this nature may cause Digital World to violate leverage or other covenants to which it may be subject as a result of it obtaining post-combination debt financing. Accordingly, any stockholders of Digital World who choose to remain stockholders of the Combined Entity following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Digital World’s officers or directors of a duty of care or other fiduciary duty owed by them to Digital World, or if they are able to successfully bring a private claim under securities laws that the proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

Potential claims and counterclaims related to TMTG may lead to legal disputes, which could prevent or delay the completion of the Business Combination or, if the Business Combination is completed, significantly impact the Combined Entity’s future performance, dilute existing and future investors, negatively impact investor confidence and market perception and materially and adversely affect the Combined Entity’s business, financial condition or results of operations.

As discussed more fully under the headings “The Business Combination Proposal (Proposal 1) -Background of the Business Combination -Timeline of the Business Combination Post-IPO Negotiations” and

“Information About Digital World – Legal Proceedings – TMTG Related Potential Dispute,” Digital World and TMTG have been made aware of certain assertions by third parties, UAV and Mr. Cohen, relating to a Services Agreement. In connection with such recent assertions described in this proxy statement/prospectus, according to TMTG, it is possible that UAV and/or Mr. Cohen may seek to litigate as-yet-unspecified claims against a variety of parties (including against each other), including, without limitation, with respect to their alleged rights to: (1) appoint two directors to TMTG and its successors (i.e., the Combined Entity’s Board), (2) approve or disapprove of the creation of additional TMTG shares or share classes and anti-dilution protection for future issuances and (3) a $1.0 million expense reimbursement claim. In addition, UAV asserts that the Services Agreement is not void ab initio and claims that certain events following the July 30, 2021 notification supports its assertion that TMTG is a party to such Services Agreement and it was not voided. UAV also communicated to TMTG and to a holder of TMTG Convertible Notes that it may pursue an action to enjoin consummation of the Business Combination.

Although TMTG advised DWAC that it firmly believes that neither UAV nor Mr. Cohen possess any anti-dilution or consent rights with respect to the Business Combination, if such claims involve the issuance of additional shares in connection with the Business Combination and such claims were determined valid, settlement of such claims could have a material adverse effect from a monetary and dilutive impact (both from an economic and voting standpoint) on the Combined Entity and its stockholders. Should UAV and/or Cohen’s claims prevail, UAV may also become eligible for certain board rights in the Combined Entity. As these potential claims are in their preliminary stages, it is impossible at this time to predict the specific claims that UAV and/or Mr. Cohen might make with respect to their purported anti-dilution rights. However, considering the inherent risks of litigation, Digital World cannot guarantee that the potential claims by UAV and/or Mr. Cohen will be resolved in favor of TMTG and/or the Combined Entity.

Moreover, the assertions by UAV and Mr. Cohen, and the potential claims arising therefrom, could lead to substantial legal costs, distract management, and have adverse effects on the business operations and financial health of TMTG and/or the Combined Entity. This could prevent or further delay the completion of the Business Combination or, if the Business Combination is achieved, impair the Combined Entity’s management’s ability to allocate adequate attention and resources to effectively implement TMTG’s business strategy. Such legal claims could severely impact the Combined Entity’s future performance and negatively affect investor confidence and market perception, potentially causing material and adverse effects on the Combined Entity’s business, financial condition, or operational results, and/or negatively impact the interests of stakeholders including, without limitation, existing Digital World shareholders and UAV and/or Mr. Cohen themselves.

In addition to the disputes with UAV and Mr. Cohen, the Combined Entity may also be subject to the risk of opportunistic shareholder litigation, which could arise from various corporate actions, decisions, or events that shareholders perceive as negatively affecting their investments. The securities price of the Combined Entity may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. For example, recently a minority shareholder holding only a few shares of Fortune 500 company prevailed in a lawsuit against a high profile controlling shareholder resulting in a decision obligating such controlling shareholder to repay of over $50 billion. Given the high profile of President Trump and other proposed directors and officers, the Combined Entity may be the target of similar types of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on the Combined Entity’s business, financial condition, and results of operations. Any adverse determination in litigation could also subject Digital World, TMTG, and/or the Combined Entity to significant liabilities.

Digital World may issue additional shares of common stock as a result of conversion of convertible notes issued in Post-IPO Financings or as otherwise required in connection with the consummation of the Business Combination or under the Equity Incentive Plan after completion of the Business Combination, any one of which would dilute the interest of Digital World’s stockholders and likely present other risks.

The Digital World Charter authorizes the issuance of up to 200,000,000 shares of Class A common stock, 10,000,000 shares of Class B common stock, and 1,000,000 shares of preferred stock, par value $0.0001 per share. There are currently 169,972,766 authorized but unissued shares of Class A common stock available for issuance, which amount does not take into account shares reserved for issuance upon exercise of outstanding Warrants. There are currently 2,812,500 authorized but unissued shares of Class B common stock available for issuance. There are currently no shares of preferred stock issued and outstanding. However, Digital World may issue a substantial number of additional shares of common stock as a result of the conversion of outstanding securities issued in Post-IPO Financings, the conversion of TMTG Convertible Notes immediately prior to the Effective Time in connection with the Closing and the issuance of shares under the Equity Incentive Plan.

For example, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or its affiliates or certain Digital World officers and directors may, but are not obligated, to loan Digital World funds as may be required. Up to $30,000,000 of such loans may be convertible into Working Capital Units at a price $10.00 per Unit at the option of the lender and an additional $10,000,000 of such loans may be convertible into Working Capital Units at a price $8.00 per Unit at the option of the lender. The additional Working Capital Units beyond the Working Capital Units underlying the initial $1,500,000 in working capital loans as described in Digital World’s IPO prospectus will only be issuable upon the approval of Digital World’s stockholders, which approval is included as part of Proposal 5 and Proposal 9 as described in this proxy statement/prospectus. As of the date of this proxy statement/prospectus, there were $4,000,700 outstanding in Digital World Convertible Notes due to our Sponsor and $1,232,000 outstanding in Digital World Convertible Notes due to Renatus, which notes, subject to certain conditions and the terms of each such applicable loan or note, as the case may be. The proceeds of such notes were used to pay costs and expenses in connection with completing the Business Combination, including certain employee expenses relating to the legal and regulatory delays in consummating the same.

In addition, on February 8, 2024, Digital World entered into subscription agreements with certain institutional investors for the issuance of the Digital World Alternative Financing Notes and issued $10,000,000 to such institutional investors. Digital World expects to issue the remaining up to $40,000,000 of such Digital World Alternative Financing Notes concurrently with the closing of the Business Combination.

The issuance of additional shares of common stock underlying any such Post-IPO Financings:

•	may significantly dilute the equity interest of existing investors;

•

could cause a change in control if a substantial number of common stock is issued, which may affect, among other things, Digital World’s ability to use its net operating loss carry forwards, if any, and could result in the resignation or removal of Digital World’s present officers and directors; and

•	may adversely affect prevailing market prices for Digital World’s Units, Class A common stock and/or Warrants.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Digital World — Liquidity and Capital Resources.” See also “Unaudited Pro Forma Condensed Financial Information — Notes to Unaudited Pro Forma Combined Financial Statements — Note 3 — Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Balance Sheet as of September 30, 2023.”

Finally, although the Digital World Charter provides, among other things, that prior to Digital World’s initial business combination, Digital World may not issue additional shares of capital stock that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote on any initial business combination, these provisions of the Digital World Charter, like all other provisions thereof, may be amended with a stockholder vote. Digital World’s executive officers and directors have agreed, pursuant to a written agreement with Digital

World, that they will not propose any amendment to the Digital World Charter that would affect the substance or timing of Digital World’s obligation to redeem 100% of its Public Shares if Digital World does not complete the initial business combination by September 8, 2024, unless Digital World provides its Public Stockholders with the opportunity to redeem their shares of Class A common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable and working capital released to Digital World), divided by the number of then-outstanding Public Shares.

Digital World’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about Digital World’s ability to continue as a “going concern,” since Digital World will cease all operations except for the purpose of liquidating if it is unable to complete an initial business combination by September 8, 2024.

On February 8, 2024, Digital World had cash of $312,083,482.12 held in the Trust Account and $4,406,851.97 outside of the Trust Account. Further, Digital World incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. Management’s plans to address this need for capital is discussed in the section of this proxy statement/prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Digital World.” Digital World cannot assure you that its plans to raise capital or to consummate the Business Combination or any other initial business combination will be successful. As stated above, Digital World has until September 8, 2024 to consummate an initial business combination. It is uncertain that Digital World will be able to consummate an initial business combination by such time. If an initial business combination is not consummated by such date, there will be a mandatory liquidation and subsequent dissolution of Digital World. Additionally, Digital World has incurred and expects to incur significant costs in pursuit of its acquisition plans and it lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the date of the issuance of the financial statements, there is substantial doubt about Digital World’s ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from its inability to continue as a going concern.

Digital World’s management has identified a material weakness in its internal control over financial reporting. If it is unable to develop and maintain an effective system of internal control over financial reporting, Digital World may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

Digital World’s management has identified a material weakness in its internal control over financial reporting as of December 31, 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Digital World’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Additionally, on May 18, 2023, the Digital World audit committee concluded that such audited financial statements as of and for the year ended December 31, 2022 (the “2022 Audited Financials”) included in the Digital World 2022 Annual Report on Form 10-K (the “2022 Form 10-K”) should no longer be relied upon due to an error related to the accounting for certain expenses in those financial statements and that those financials statements should be restated. As a result, Digital World determined a material weakness existed in its internal control over financial reporting. On October 10, 2023, in the process of the Company’s auditors’ review and re-audit of the 2022 Audited Financials and after discussion with the Company’s management and advisors, the Company’s audit committee concluded that the unaudited consolidated financial statements for the quarterly periods ended March 31, 2022, June 30, 2022, and September 30, 2022 (the “2022 Quarterly Financials”), originally included in the Company’s Quarterly Reports on Form 10-Q for such quarterly periods, and filed with the SEC on May 19, 2022, August 23, 2022, and November 21, 2022, respectively, included the same errors related to the accounting of expenses as those identified in the 2022 Audited Financials in the 2022 Form 10-K and such 2022 Quarterly Financials should also no longer be relied upon. As the Company’s auditors continued their review and re-audit of the 2022 Audited

Financials and the 2022 Quarterly Financials for the restatement of these financials in an amended Annual Report on Form 10-K/A, on October 13, 2023, Digital World’s audit committee concluded that the Company’s audited financial statements as of and for the year ended December 31, 2021 (the “2021 Audited Financials”) included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 should also no longer be relied upon. In connection with such determination, after discussion with the Company’s management and its advisors, the Company’s audit committee also concluded that the Company’s 2021 Audited Financials included the same errors related to the accounting of expenses as discussed above in relation to the 2022 Audited Financials and, as such, determined that such errors resulted in a material weakness and such 2021 Audited Financials should also no longer be relied upon. As a result, the Company’s management concluded the Company’s internal control over financial reporting and that the Company’s disclosure controls and procedures were not effective.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. Digital World’s management continue to evaluate steps to remediate the material weakness, including assessing its resource needs as well as roles and responsibilities with a particular focus on accounting and financial reporting staff, but it cannot offer any assurance that its controls will not require additional review and modification in the future as industry accounting practice may evolve over time. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects. In addition if Digital World’s management is unable to remediate the material weakness in a timely manner or it identifies additional material weaknesses, it may be unable to provide required financial information in a timely and reliable manner and it may incorrectly report financial information. The existence of a material weakness in internal control over financial reporting could adversely affect its reputation or investor perceptions of Digital World, which could have a negative effect on the trading price of its securities, its ability to consummate the Business Combination or find alternative target candidates. Digital World’s management can give no assurance that the measures they have taken and plan to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. Even if they are successful in strengthening Digital World’s controls and procedures, in the future, as a combined entity, those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements. Likewise, if Digital World’s financial statements are not filed on a timely basis, Digital World could be subject to sanctions or investigations by the stock exchange on which its securities are quoted, the SEC or other regulatory authorities. See “Risk Factors — Risks Related to Digital World and the Business Combination — Changes in laws or regulations or how such laws or regulations are interpreted or applied, or a failure to comply with any laws or regulations, may adversely affect Digital World’s business, including its ability to negotiate and complete the Business Combination, and its results of operations.”

Furthermore, on July 27, 2023, Digital World’s former public accounting firm, Marcum notified the audit committee of its resignation, During the two most recent fiscal years ended December 31, 2022 and through the subsequent interim period up to and including the date of Marcum’s resignation, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K of the Exchange Act) between Digital World and Marcum.

During the two most recent fiscal years ended December 31, 2022 and through the subsequent interim period preceding Marcum’s resignation, there were the following reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K of the Exchange Act. As discussed above, there was a material weakness existing in Digital World’s internal control over financial reporting, which has been remedied on Digital World’s Annual Report on Form 10-K/A filed on October 30, 2023. Additionally, immediately after filing its 2022 Form 10-K, the Company’s management submitted documentation to Marcum for the filing of the Company’s Quarterly Report on Form 10-Q for the interim period ending March 31, 2023 (the “Q1 2023 Form 10-Q”). As part of the preparation of its Q1 2023 Form 10-Q, management provided Marcum with (i) two new invoices received during the first quarter of 2023, which were for certain services rendered in fiscal year 2022 and (ii) the board minutes for the first quarter of 2023. Upon review, Marcum notified management that the two invoices had been recorded incorrectly as they should have been reported under the 2022 Audited Financials included in the 2022 Form 10-K. Moreover, Marcum pointed out that some board of directors’ meeting minutes from the first quarter of 2023 were missing from the materials submitted for the audit of the 2022 Audited Financials. During the submission period for the 2022 Form 10-K, the Company’s management had provided all board of directors’ meeting minutes up until December 31, 2022, which process was consistent with both the Company’s prior practice and Marcum’s requests in previous audits. Accordingly, the Company’s new management understood Marcum’s request for review to only relate to the board of directors’ meeting minutes for fiscal year 2022, which were duly submitted. In April 2023, the Company submitted all available Digital World Board meeting minutes for fiscal year 2023. Since Marcum did not make any follow-up requests on such minutes, the Company’s management incorrectly concluded that the request had been fulfilled. See “Change In Independent Registered Public Accounting Firm.”

On August 8, 2023, Digital World engaged Adeptus as its independent public accounting firm to audit its consolidated financial statements for the fiscal years ended December 31, 2022 and 2021 and to review its quarterly consolidated financial statements beginning with the first quarter of the 2022 fiscal year.

If Digital World identifies any new material weaknesses in the future, any such newly identified material weakness could limit its ability to prevent or detect a misstatement of its accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In addition, to the extent there are future disagreements with Digital World’s auditors, Digital World’s ability to prepare and timely comply with its reporting obligations may be significantly impaired. In any of these occurrences were to materialize, Digital World may be unable to maintain compliance with securities law requirements and applicable stock exchange listing requirements regarding timely filing of periodic reports, investors may lose confidence in our financial reporting and the price of its securities may decline as a result. Digital World cannot assure you that any measures it has taken or may take in the future will be sufficient to avoid potential future material weaknesses or disagreements with its auditors.

Digital World is dependent upon its executive officers and directors and their departure could adversely affect Digital World’s ability to operate and to consummate the Business Combination; Digital World’s executive officers and directors also allocate their time to other businesses, thereby causing potential conflicts of interest that could have a negative impact on Digital World’s ability to complete the Business Combination.

Digital World’s operations and its ability to consummate the Business Combination are dependent upon a relatively small group of individuals and, in particular, its executive officers and directors. Digital World believes that its success depends on the continued service of its executive officers and directors, at least until the completion of the Business Combination. Digital World does not have an employment agreement with, or key-man insurance on the life of, any of its executive officers or directors. For example, throughout 2022, various directors resigned from Digital World, and on March 19, 2023, the Digital World Board terminated Patrick Orlando from his positions as Chairman and Chief Executive Officer of Digital World due to the Investigation. The unexpected loss of the services of one or more of Digital World’s executive officers or directors could have a detrimental effect on Digital World and the ability to consummate the Business Combination. In addition, Digital World’s executive officers and directors are not required to commit any specified amount of time to its affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including monitoring the due diligence and undertaking the other actions required in order to consummate the Business Combination. Each of Digital World’s executive officers is engaged in several other business endeavors for which they may be entitled to substantial compensation and Digital World’s directors also serve as officers and board members for other entities. If Digital World’s executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to Digital World’s affairs which may have a negative impact on Digital World’s ability to consummate the Business Combination.

Certain of Digital World’s officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by Digital World and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Until Digital World consummates its initial business combination, it intends to engage in the business of identifying and combining with one or more businesses. The Sponsor and Digital World’s officers and directors are, and may in the future become, affiliated with entities (such as operating companies or investment vehicles) that are engaged in a similar business, including other special purpose acquisition companies with a class of securities registered under the Exchange Act.

Digital World’s officers and directors also may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe certain fiduciary or contractual duties. Digital World’s amended and restated certificate of incorporation provides that it renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as Digital World’s director or officer and such opportunity is one Digital World is legally and contractually permitted to undertake and would otherwise be reasonable for Digital World to pursue, and to the extent the director or officer is permitted to refer that opportunity to Digital World without violating any legal obligation.

In the absence of the “corporate opportunity” waiver in Digital World’s Charter, certain candidates would not be able to serve as an officer or director. Digital World believes it substantially benefits from having representatives who bring significant, relevant and valuable experience to its management, and, as a result, the inclusion of the “corporate opportunity” waiver in its amended and restated certificate of incorporation provides it with greater flexibility to attract and retain the officers and directors that Digital World feels are the best candidates.

However, the personal and financial interests of Digital World’s directors and officers may influence their motivation in timely identifying and selecting a target business and completing an initial business combination. The different timelines of competing business combinations could cause Digital World’s directors and officers to prioritize a different business combination over finding a suitable acquisition target for Digital World’s initial business combination. Consequently, Digital World’s directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in Digital World’s stockholders’ best interest, which could negatively impact the timing for a business combination. Digital World is not aware of any such conflicts of interest and does not believe that any such conflicts of interest impacted its search for an acquisition target.

For additional information about Digital World executive officers’ and directors’ business affiliations and the potential conflicts of interest that you should be aware of, please see “Digital World’s Management.”

Deferred underwriting fees in connection with the IPO and payable at the consummation of an initial business combination will not be adjusted to account for Redemptions by Digital World’s Public Stockholders; if Digital World’s Public Stockholders exercise their Redemption Rights, the amount of effective total underwriting commissions as a percentage of the aggregate proceeds from the IPO will increase.

The underwriters in the IPO are entitled to deferred underwriting commissions totaling $10,062,500 upon the consummation of an initial business combination, such amounts being held in the Trust Account until the consummation of Digital World’s initial business combination. Such amounts will not be adjusted to account for Redemptions of Public Shares by Digital World’s Public Stockholders. Accordingly, the amount of effective total underwriting commissions as a percentage of the aggregate proceeds from the IPO will increase as the number of Public Shares redeemed increases. Assuming no exercise of Digital World Warrants, if no Public Stockholders of Digital World exercise Redemption Rights with respect to their Public Shares, the effective deferred underwriting fee would be approximately $0.35 per Public Share on a pro forma basis (or 0.7% of the value of Public Shares assuming a trading price of $10.00 per Public Share). If Public Stockholders of Digital World

exercise Redemption Rights with respect to 50% of Public Shares in connection with the Business Combination, the effective deferred underwriting fee would be approximately $0.70 per Public Share on a pro forma basis (or 1.5% of the value of shares assuming a trading price of $47.03 per Public Share). If holders of Digital World’s Public Shares exercise Redemption Rights with respect to the maximum number of Public Shares which would nevertheless allow Digital World to consummate the Business Combination, the effective deferred underwriting fee is $1.75 per Public Share on a pro forma basis (or 3.7% of the value of shares assuming a trading price of $10.00 per Public Share).

The Combined Entity’s ability to be successful following the Business Combination will depend upon the efforts of the Combined Entity’s Board and key personnel and the loss of such persons could negatively impact the operations and profitability of New Digital World’s post-Business Combination business.

The Combined Entity’s ability to be successful following the Business Combination will be dependent upon the efforts of the Combined Entity’s Board and key personnel. Digital World cannot assure you that New Digital World’s Board and key personnel will be effective or successful or remain with the Combined Entity. In addition to the other challenges they will face, such individuals may be unfamiliar with the requirements of operating a public company, which could cause the Combined Entity’s management to have to expend time and resources helping them become familiar with such requirements.

It is estimated that, pursuant to the Merger Agreement, Digital World’s Public Stockholders will own approximately 21.6% of the equity interests of the Combined Entity ((A) excluding the exercise of outstanding Warrants and the conversion of securities issued in the Post-IPO Financings and (B) assuming that (i) there are no Redemptions of any shares by Digital World’s Public Stockholders in connection with the Business Combination and (ii) no awards are issued under the Equity Incentive Plan). Furthermore, the Second Amendment to the Agreement permits Digital World to designate one (1) person to the Combined Entity’s Board and TMTG to designate six (6) persons to the Combined Entity’s Board. As such, Digital World’s management, other than Eric Swider, who is expected to serve on the Board, will not be engaged in the management of the Combined Entity’s business. Accordingly, the future performance of the Combined Entity will depend upon the quality of the post-Business Combination Board, management and key personnel of the Combined Entity.

Digital World’s key personnel may negotiate employment or consulting agreements with the Combined Entity in connection with the Business Combination. These agreements may provide for them to receive compensation following the Business Combination and as a result, may cause them to have conflicts of interest in determining whether the Business Combination is advantageous.

Digital World’s key personnel may be able to remain with the Combined Entity after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements in connection with the Business Combination. Such negotiations may take place prior to the consummation of the Business Combination and could provide for such individuals to receive compensation in the form of cash payments and/or securities of the Combined Entity for services they would render to the Combined Entity after the completion of the Business Combination. The personal and financial interests of such individuals may influence their motivation in connection with the consummation of the Business Combination. However, Digital World believes the ability of such individuals to remain with the Combined Entity after the completion of the Business Combination will not be the determining factor in Digital World’s decisions regarding the consummation of the Business Combination. There is no certainty, however, that any of Digital World’s key personnel will remain with the Combined Entity after the consummation of the Business Combination. Digital World cannot assure you that any of its key personnel will remain in senior management or advisory positions with the Combined Entity.

Because Digital World’s Sponsor, officers and directors will lose their entire investment in Digital World if the Business Combination or an alternative business combination is not completed, and because Digital World’s Sponsor, officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if the Business Combination is not completed, a conflict of interest may have arisen in determining whether TMTG was appropriate for Digital World’s initial business combination.

Digital World’s Sponsor, officers and directors currently own 5,537,500 Founder Shares. In addition, the Sponsor purchased an aggregate of 1,133,484 Placement Units, the Placement Warrants underlying which will be worthless if Digital World does not complete an initial business combination. The Founder Shares are automatically convertible into the shares of Class A common stock at the Closing. However, the holders of Founder Shares and Placement Shares have agreed (A) to vote any shares owned by them in favor of any proposed initial business combination, (B) not to redeem any shares in connection with a stockholder vote to approve a proposed initial business combination, and (C) to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and Placement Shares held by them if Digital World fails to complete an initial business combination within the requisite time period.

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor extended loans to Digital World, and Digital World issued Digital World Convertible Notes to the Sponsor and Renatus, which notes, subject to certain conditions, may be converted into Working Capital Units immediately prior to the consummation of the Business Combination. See “Risk Factors — Risks Related to Digital World and the Business Combination — Digital World may issue additional shares of common stock as a result of conversion of convertible notes issued in Post-IPO Financings or as otherwise required in connection with the consummation of the Business Combination or under the Equity Incentive Plan after completion of the Business Combination, any one of which would dilute the interest of Digital World’s stockholders and likely present other risks.” See also “Unaudited Pro Forma Condensed Combined Financial Information — Notes to Unaudited Pro Forma Combined Financial Statements — Note 3 — Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Balance Sheet as of September 30, 2023.”

The personal and financial interests of Digital World’s officers and directors may have influenced their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. At the closing of Digital World’s initial business combination, its Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses (including any Digital World Convertible Notes) incurred in connection with activities on Digital World’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In the event the Business Combination or an alternative business combination is completed, there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on Digital World’s behalf. However, Digital World’s Sponsor, officers and directors, or any of their respective affiliates will not be eligible for any such reimbursement if the Business Combination or an alternative business combination is not completed. Such financial interests of Digital World’s Sponsor, officers and directors may have influenced their motivation in approving the Business Combination and may influence their motivation for completing the Business Combination.

Some of the Digital World and TMTG officers and directors may be argued to have conflicts of interest that may influence them to support or approve the Business Combination without regard to your interests.

Certain officers and directors of Digital World and TMTG participate in arrangements that provide them with interests in the Business Combination that may be different from yours, including, among others, the continued service as an officer or director of New Digital World, severance benefits, equity grants, continued indemnification and the potential ability to sell an increased number of shares of common stock of New Digital World. If the Business Combination is not consummated and Digital World is forced to wind up, dissolve and liquidate in accordance with the Digital World Charter, the 5,537,500 Founder Shares currently held by the Sponsor and directors and officers of Digital World, which were initially acquired prior to the Digital World IPO for an aggregate purchase price of $25,000, will be worthless (as the holders have waived liquidation rights with respect to such shares). Such Founder Shares, assuming conversion into shares of Class A common stock, had an aggregate market value of approximately $90.9 million based upon the closing price of Digital World’s common stock of $16.42 per share on Nasdaq on September 30, 2023. In addition, Digital World has issued Digital World Convertible Notes to certain officers, directors and affiliates pursuant to the Convertible Note Compensation Plan approved by the requisite holders of Class A common stock at the annual meeting of Digital World’s stockholders on December 19, 2023, which notes collectively represent an aggregate amount of $9,651,250 and may be convertible upon the Closing of the Business Combination into a maximum of 965,125 shares of Class A common stock. If Digital World fails to close the Business Combination such notes would then be worthless. Accordingly, the Sponsor and Digital World’s current officers and directors have interests that may be different from, or in addition to, your interests as a stockholder.

These interests, among others, may influence the officers and directors of Digital World and TMTG to support or approve the Merger. For a discussion of conflicts of interest and more information on the interests of Digital World and TMTG executive officers and directors, see the sections entitled “The Business Combination Proposal (Proposal 1) — Interests of Digital World’s Directors and Officers in the Business Combination,” “The Business Combination Proposal (Proposal 1) — Interests of TMTG Directors and Executive Officers in the Business Combination” and “Certain Relationships and Related Person Transactions in this proxy statement/prospectus.

Digital World’s stockholders and TMTG’s stockholders may not realize a benefit from the Business Combination commensurate with the ownership dilution they will experience in connection with the Business Combination.

If New Digital World is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Digital World’s stockholders and TMTG’s stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent New Digital World is able to realize only part of the strategic and financial benefits currently anticipated from the Business Combination.

During the pendency of the Business Combination, Digital World and TMTG may not be able to enter into a business combination with another party because of restrictions in the Merger Agreement, which could adversely affect their respective businesses. Furthermore, certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

Covenants in the Merger Agreement impede the ability of Digital World and TMTG to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, if the Business Combination is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s stockholders.

If the conditions to the Merger are not met, the Business Combination may not occur.

Even if the Business Combination is approved by the stockholders of Digital World (including each of the required approvals) and TMTG, specified conditions must be satisfied or waived to complete the Business Combination. These conditions are described in detail in the Merger Agreement and in addition to stockholder consent, include among other requirements, (i) receipt of requisite regulatory approvals and no law or order preventing the transactions, (ii) no pending litigation to enjoin or restrict the Closing, (iii) each party’s representations and warranties being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect), (iv) each party complying in all material respects with its covenants and agreements, (v) no Material Adverse Effect with respect to a party since the date of the Merger Agreement which remains continuing and uncured, (vi) Digital World having net tangible assets of Digital World having at least $5,000,001 in net tangible assets, after giving effect to the Redemption of Digital World Public Stockholders, (vii) the members of the post-Closing board being elected or appointed, (viii) an effective registration statement, (ix) the conditional Nasdaq approval and (x) Digital World having cash and cash equivalents of at least equal to $60,000,000. See “The Business Combination Proposal (Proposal 1) — The Merger Agreement — Conditions to the Closing” below for a more complete summary. Digital World and TMTG cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed and such delay may cause Digital World and TMTG to each lose some or all of the intended benefits of the Business Combination. If the Business Combination does not occur, Digital World may not be able to find another potential candidate for its initial business combination prior to Digital World’s deadline (currently September 8, 2024), and Digital World will be required to liquidate.

The process of taking a company public by means of a business combination with a SPAC is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors. You may not have the same benefits as an investor in an underwritten public offering.

Like other business combination transactions and spin-offs, in connection with the Business Combination, you will not receive the benefits of the diligence performed by the underwriters in an underwritten public offering. An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer also will deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors in underwritten public offerings have the benefit of such diligence. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. Going public via a business combination with a SPAC does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary on an underwritten offering.

In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities.

In contrast, Digital World and TMTG engaged a financial advisor (rather than underwriters) in connection with the Business Combination. The role of a financial advisor typically differs from that of an underwriter. For example, financial advisors do not act as intermediaries in the public sale of securities and therefore do not face the same potential liability under the U.S. securities laws as underwriters. As a result, financial advisors typically do not undertake the same level of, or any, due diligence investigation of the issuer as is typically undertaken by underwriters.

In connection with this proxy statement/prospectus, no parties other than Digital World and TMTG have conducted an investigation of the disclosure contained herein. In addition, as an unaffiliated investor, you will not be afforded the opportunity to perform your own due diligence investigation of, or otherwise obtain information on, Digital World or TMTG beyond the information that is contained in this proxy statement/prospectus (or is otherwise publicly available). You therefore may not have the benefit of the same level of review as an investor in an underwritten public offering, who has the benefit of the underwriters’ evaluation and due diligence investigation of the issuer.

In addition, going public via a business combination with a SPAC does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a SPAC transaction, the value of Digital World is established by means of negotiations between the target company, the SPAC and, in some cases, other investors who agree to purchase shares at the time of the business combination. The process of establishing the value of a company in a SPAC business combination may be less effective than the book-building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the business combination agreement and the closing of the transaction. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is no such book of demand built up in connection with a SPAC transaction and no underwriters with the responsibility of stabilizing the share price which may result in the share price being harder to sustain after the transaction.

Digital World engaged one or more of the underwriters from its initial public offering to act as a financial advisor in connection with the initial business combination and as placement agent in connection with the PIPE. These financial incentives have caused them to have potential or actual conflicts of interest in rendering any such additional services to Digital World, including, for example, in connection with the sourcing and consummation of an initial business combination.

Digital World engaged one of the underwriters of its initial public offering to act as a financial advisor in connection with the initial business combination and as placement agent in connection with the PIPE. In connection with EF Hutton’s role as placement agent and capital market advisor of the PIPE, Digital World agreed to pay EF Hutton a fee ranging from 3.0% to 2.5% of the gross proceeds of the PIPE, depending on the final size of any such placement. As such, even though the PIPE has been terminated in full, pursuant to the terms of such engagement, Digital World has agreed to pay EF Hutton a fee equal to up to 2.5% of the gross proceeds of the Digital World Alternative Financing Notes. In addition, Digital World has agreed to indemnify EF Hutton for any legal proceedings related to the PIPE. Owing to the Investigation, Digital World anticipates reimbursing EF Hutton approximately $456,789. Further, as an underwriter in Digital World’s IPO, EF Hutton and the underwriters are also entitled to receive deferred commissions that are conditioned on the completion of an initial business combination. Such underwriters’ or their respective affiliates’ financial interests tied to the consummation of a business combination transaction have given rise to potential or actual conflicts of interest in providing any such additional services to Digital World, including potential conflicts of interest in connection with the sourcing and consummation of an initial business combination.

There are risks to Digital World stockholders who are not affiliates of the Sponsor, or of any directors or officers, of becoming stockholders of the Combined Entity through the Business Combination rather than acquiring securities of TMTG directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of common stock and Warrants in connection therewith, investors will not receive the benefit of an outside independent review of Digital World’s and TMTG’s respective finances and operations performed in an initial public securities offering. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of FINRA and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, our stockholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.

In addition, the Sponsor and Digital World’s executive officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of Digital World’s stockholders generally.

Such interests may have influenced Digital World’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus.

Digital World was in the past, and continues to be, subject to inquiries, exams, pending investigations, or enforcement matters.

Digital World is subject to regulation under federal, state, and applicable international laws. From time to time, Digital World may be threatened with or named as a defendant in lawsuits, arbitrations and administrative claims involving securities and other matters. Digital World is also subject to periodic regulatory examinations and inspections. Compliance and trading problems or other deficiencies or weaknesses that are reported to regulators, such as the SEC, FINRA or state regulators, or that are identified by regulators themselves, are investigated by such regulators, and may, if pursued, result in formal claims being filed against Digital World by stockholders or disciplinary action being taken against us by regulators or enforcement agencies.

To resolve issues raised in examinations or other governmental actions, Digital World may be required to take various corrective actions, including changing certain business practices, making refunds or taking other actions that could be financially or competitively detrimental to Digital World. Digital World expects to continue to incur costs to comply with governmental regulations. Any such claims or disciplinary actions that are decided against Digital World could have a material impact on its financial results.

Digital World is cooperating with a FINRA inquiry concerning events (specifically, a review of trading) that preceded the public announcement of the Merger Agreement. According to FINRA’s request, the inquiry should not be construed as an indication that FINRA has determined that any violations of Nasdaq rules or federal securities laws have occurred, nor as a reflection upon the merits of the securities involved or upon any person who effected transactions in such securities.

On July 3, 2023, Digital World reached a Settlement in Principle in connection with the Investigation with respect to certain statements, agreements and omissions and the timing thereof included in Digital World’s registration statements on Form S-1 in connection with its IPO and Form S-4. The Settlement in Principle was subject to approval by the SEC.

On July 20, 2023, the SEC approved the Settlement in Principle, which settled its dispute with Digital World and entered an Order finding that Digital World violated certain antifraud provisions of the Securities Act and the Exchange Act, in connection with Digital World’s IPO filings on Form S-1 and the Form S-4. See “Risk Factors — Risks Related to Digital World and the Business Combination — Regulatory delays could cause us to be unable to consummate the Business Combination.” See also “The Business Combination Proposal (Proposal 1) — Background of the Business Combination — SEC Settlement in Principle.”

Digital World has cooperated with the SEC and continues to cooperate with any regulatory authorities in relation to any inquiries or pending investigations. However, any resolution of the inquiry or investigation, as well as proceedings by the SEC, FINRA, or other governmental or regulatory authorities, could result in the imposition of significant fines, penalties, injunctions, prohibitions on the conduct of Digital World’s business, damage to its reputation and other sanctions against it, including restrictions on its activities. Further, such pending or new investigations could cause a delay to the effectiveness of the Form S-4, which could materially delay, materially impede, or prevent consummation of the Business Combination.

Delaware law and New Digital World’s certificate of incorporation and bylaws will contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Amended Charter and New Digital World’s bylaws that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by New Digital World’s Board and therefore depress the trading price of New Digital World’s common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the TMTG Board or taking other corporate actions, including effecting changes in the management of the Combined Entity. Among other things, the Amended Charter and New Digital World’s bylaws would include provisions regarding:

•	a classified Board with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of New Digital World’s Board;

•

the ability of New Digital World’s Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the limitation of the liability of, and the indemnification of, New Digital World’s directors and officers;

•

the exclusive right of New Digital World’s Board to elect a director to fill a vacancy created by the expansion of New Digital World’s Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on New Digital World’s Board;

•	the requirement that directors may only be removed from New Digital World’s Board for cause;

•

a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of stockholders and could delay the ability of stockholders to force consideration of a stockholder proposal or to take action, including the removal of directors;

•

the limitation that stockholders may only call a special meeting by the request, in writing, of stockholders owning individually or together ten percent (10%) or more of New Digital World’s entire capital stock, issued and outstanding and entitled to vote, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	the procedures for the conduct and scheduling of Board and stockholder meetings;

•

the requirement for the affirmative vote of holders of at least 2/3 of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal any provision of the Amended Charter or New Digital World’s bylaws, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in New Digital World’s Board and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•

the ability of New Digital World’s Board to amend the bylaws, which may allow New Digital World’s Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to New Digital World’s Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in New Digital World’s Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Combined Entity.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in New Digital World’s Board or management.

Furthermore, the New Digital World Board may opt out of certain statutory “anti-takeover” provisions under Delaware law such as the provisions of Section 203 of the DGCL, an anti-takeover law. In general, Section 203 of the DGCL which may prohibit certain business combinations with stockholders owning 15% or more of the New Digital World’s outstanding voting stock. These anti-takeover provisions and other make it more difficult for stockholders or potential acquirers to obtain control of companies. If New Digital World opts out of Section 203 of the DGCL, it may be easier for such persons or entities to initiate actions that are opposed by the then-current Board and more difficult to delay or impede a merger, tender offer or proxy contest involving New Digital World. The lack of these provisions could lead to proxy contests and facilitate your and other stockholders’ ability to elect directors of your choosing or cause New Digital World to take other corporate actions you desire. Any of these actions could cause the market price of New Digital World’s common stock to decline or times of increased volatility. Nonetheless, New Digital World may enter into a stockholder rights plan, commonly known as a “poison pill,” that may delay or prevent a change of control.

Any provision of the Amended Charter, New Digital World’s bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of New Digital World’s capital stock, deprive stockholders from considering proposals they may believe to be in their best interests, and, consequently, could also affect the price that some investors are willing to pay for New Digital World’s common stock.

The Amended Charter will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between New Digital World and its stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit the ability of New Digital World’s stockholders to choose the judicial forum for disputes with New Digital World or its directors, officers, or employees.

The Amended Charter, which will become effective upon the Closing, will provide that, unless New Digital World consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of its directors, officers, or other employees to New Digital World or its stockholders, (iii) any action arising pursuant to any provision of the DGCL, or the certificate of incorporation or the bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware except any claim (A) as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a Court or forum other than the Court of Chancery or (C) for which the Court of Chancery does not have subject matter jurisdiction (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. The Amended Charter will also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Specifically, New Digital World’s bylaws further provide that, unless New Digital World consents in writing to an alternative forum, the United States District Court for the Southern District of Florida will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. New Digital World’s bylaws will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of New Digital World’s capital stock will be deemed to have notice of and to have consented to this choice of forum provision. The exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any of New Digital World’s securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with New Digital World or its directors, officers, or other employees, which may discourage lawsuits against New Digital World and its directors, officers, and other employees. If a court were to find the exclusive-forum provision to be inapplicable or unenforceable in an action, New Digital World may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm its results of operations.

In making your investment decision, you should note that we have not authorized anyone to provide any information other than that contained in this proxy statement/prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Due to the high profile of our controlling shareholder, President Trump, information in public media that is published by third parties may be misleading and designed to damage the reputation of Digital World and/or President Trump. This information can often be repetitive, with certain narratives being recycled without new evidence, further negatively affecting the price of our stock and making us a target for investigation by certain agencies.

You should carefully evaluate all of the information in this proxy statement/prospectus. Each of Digital World and TMTG has in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by Digital World or TMTG’s officers and employees, that incorrectly reports on statements made by Digital World or TMTG’s officers or employees, or that is misleading. Much of this media coverage expresses opinion on the viability of TMTG’s business, certain conspiracies associated with the merger, the likelihood of the Closing and other matters.

Investors should be aware of the potential risks associated with third-party media coverage. Each of TMTG and Digital World acknowledges that it has been, and may continue to be, the subject of significant media attention. This includes coverage that may not accurately reflect statements or intentions of the parties associated with the Business Combination, as well as reports that could be misleading or based on recycled information. Such media coverage has the potential to negatively influence the perception of TMTG’s business, affect the stock price, and may lead to increased scrutiny by governmental authorities. Specifically, articles and reports, including those that may recycle previous stories, could perpetuate misconceptions or highlight concerns that result in a continuing or heightened focus from regulatory bodies. This, in turn, could subject Digital World, TMTG and the Business Combination to investigations or inquiries that might not only divert resources but also impact investor confidence and the market value of our common stock. While Digital World strives to provide transparent and accurate information through official channels, including this proxy statement/prospectus, we cannot control the content or the repercussions of third-party reporting. It is important for investors to understand that Digital World does not accept liability for the accuracy, interpretation, or dissemination of information by external media. However, the potential for such coverage to influence market behavior, regulatory focus, and the valuation of Digital World’s (or after the merger TMTG) common stock exists and should be considered a material risk to TMTG’s business and operation and may negatively affect the price of the Combined Entity’s securities.

If third parties bring claims against Digital World, the proceeds held in trust could be reduced and the per-share Redemption price received by stockholders may be less than $10.20 per share.

Digital World’s placing of funds in trust may not protect those funds from third party claims against Digital World. Although Digital World has sought to have all vendors and service providers it engages and prospective target businesses it negotiated with execute agreements with Digital World waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Digital World’s Public Stockholders, they may not execute such agreements. Furthermore, even if such entities execute such agreements with Digital World, they may seek recourse against the Trust Account. A court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of Digital World’s Public Stockholders. If Digital World is unable to complete an initial business combination and distribute the proceeds held in trust to Digital World’s Public Stockholders, the Sponsor has agreed (subject to certain exceptions described elsewhere in this proxy statement/prospectus) that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.20 per share by the claims of target businesses or claims of vendors or other entities that are owed money by Digital World for services rendered or contracted for or products sold to Digital World. However, it may not be able to meet such obligation. Therefore, the per-share distribution from the Trust Account may be less than $10.20, plus interest, due to such claims.

Additionally, if Digital World is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Digital World which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Digital World’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Digital World’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Digital World may not be able to return to Digital World’s Public Stockholders at least $10.20. The Sponsor may not have sufficient funds to satisfy its indemnity obligations, as its only assets are securities of Digital World. Digital World has not asked the Sponsor to reserve for such indemnification obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Digital World’s initial business combination, including the Business Combination, and Redemptions could be reduced to less than $10.20 per Public Share.

Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our Public Stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.20 per Public Share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.20 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our Public Stockholders may be reduced below $10.20 per share.

If, before distributing the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, after we distribute the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our Board may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors.

Even if Digital World consummates the Business Combination, there is no guarantee that the Warrants will ever be in the money; they may expire worthless or the terms of Warrants may be amended.

The exercise price for the Warrants is $11.50 per share of common stock. There is no guarantee that the Public Warrants will ever be in the money prior to their expiration, and as such, the Warrants may expire worthless.

In addition, Digital World’s Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Digital World. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding Public Warrants to make any other change. Accordingly, Digital World may amend the terms of the Warrants in a manner adverse to a holder if holders of at least a majority of the then outstanding Public Warrants approve of such amendment. Although Digital World’s ability to amend the terms of the Warrants with the consent of at least a majority of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, shorten the exercise period or decrease the number of shares and their respective affiliates and associates have of common stock purchasable upon exercise of a warrant.

Digital World’s warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of Digital World’s Warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with Digital World.

Digital World’s warrant agreement will provide that, subject to applicable law, (i) any action, proceeding or claim against Digital World arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that Digital World irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. Digital World will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of Digital World’s Warrants shall be deemed to have notice of and to have consented to the forum provisions in Digital World’s warrant agreement. If any action, the subject matter of which is within the scope the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of Digital World’s Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Digital World, which may discourage such lawsuits. Alternatively, if a court were to find this provision of Digital World’s warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, Digital World may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect Digital World’s business, financial condition and results of operations and result in a diversion of the time and resources of Digital World’s management and board of directors.

Digital World has no obligation to net cash settle the Warrants.

In no event will Digital World have any obligation to net cash settle the Warrants. Furthermore, there are no contractual penalties for failure to deliver securities to the holders of Warrants upon consummation of an initial business combination, including the Business Combination, or exercise of the Warrants. Accordingly, the Warrants may expire worthless.

We may waive one or more of the conditions to the Business Combination.

We may agree to waive, in whole or in part, one or more of the conditions to our obligations to complete the Business Combination, to the extent permitted by our current amended and restated certificate of incorporation and bylaws and applicable laws. We may not waive the condition that our stockholders approve the Business Combination. See “The Business Combination Proposal (Proposal 1) — The Merger Agreement — Conditions to the Closing” for additional information.

The exercise of discretion by our directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Merger Agreement may result in a conflict of interest when determining whether such changes to the terms of the Merger Agreement or waivers of conditions are appropriate and in the best interests of our stockholders.

In the period leading up to the Closing, other events may occur that, pursuant to the Merger Agreement, would require Digital World to agree to amend the Merger Agreement to consent to certain actions or to waive rights that we are entitled to under those agreements. Such events could arise because of changes in the course of TMTG’s business, a request by TMTG to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on TMTG’s business and would entitle Digital World to terminate the Merger Agreement, as applicable. In any of such circumstances, it would be in the discretion of Digital World, acting through its Board, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the directors between what he or she may believe is best for Digital World and our stockholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, we do not believe there will be any changes or waivers that our directors and officers would be likely to make after stockholder approval of the Business Combination has been obtained. While certain changes could be made without further stockholder approval, if there is a change to the terms of the Business Combination that would have a material impact on the stockholders, we will be required to circulate a new or amended proxy statement or supplement thereto and resolicit the vote of our stockholders with respect to the Business Combination Proposal.

The Combined Entity may redeem the unexpired Warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their Warrants worthless.

The Combined Entity has the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date the Combined Entity sends the notice of Redemption to the warrant holders. If and when the Warrants become redeemable by the Combined Entity, the Combined Entity may exercise its Redemption right even if the Combined Entity is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Additionally, ninety (90) days after the Warrants become exercisable, New Digital World may redeem all (but not less than all) of the outstanding Warrants at $0.01 per warrant upon a minimum of 30 days’ prior written notice of Redemption (during which time the holders may exercise their Warrants prior to Redemption for the number of shares set forth in the table under the section captioned “Description of Securities of New Digital World — Warrants”) if the following conditions are satisfied: (i) the last reported sale prices of the New Digital World common stock equals or exceeds $10.20 (as may be adjusted for stock splits, stock dividends, reorganizations, recapitalizations or the like) on the trading day prior to the date of the notice; (ii) the Placement Warrants are also concurrently exchanged at the same price as the outstanding Public Warrants; and (iii) there is an effective registration statement covering the issuance of the shares of New Digital World common stock issuable upon exercise of the Warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of Redemption is given. In either case, Redemption of the outstanding Warrants could force you (i) to exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants or (iii) to accept the nominal Redemption price which, at the time the outstanding Warrants are called for Redemption, is likely to be substantially less than the market value of your Warrants.

At this time, we have not registered the shares of common stock issuable upon exercise of the Public Warrants under the Securities Act or any state securities laws, and such registration may not be in place when an investor desires to exercise Public Warrants, thus precluding such investor from being able to exercise its Public Warrants except on a cashless basis and potentially causing such Public Warrants to expire worthless.

We have not registered the shares of Class A common stock issuable upon exercise of the Public Warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of common stock issuable upon exercise of the Warrants and thereafter will use our best efforts to cause the same to become effective within 60 business days following our initial business combination and to maintain a current prospectus relating to the common stock issuable upon exercise of the Public Warrants, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the Public Warrants are not registered under the Securities Act, we will be required to permit holders to exercise their Public Warrants on a cashless basis. However, no Public Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. Notwithstanding the above, if our Class A common stock is at the time of any exercise of a Public Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will we be required to net cash settle any Public Warrant, or issue securities or other compensation in exchange for the Public Warrants in the event that we are unable to register or qualify the shares underlying the Public Warrants under applicable state securities laws and there is no exemption available. If the issuance of the shares upon exercise of the Public Warrants is not so registered or qualified or exempt from registration or qualification, the holder of such Public Warrant shall not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless. In such event, holders who acquired their Public Warrants as part of a purchase of Public Units will have paid the full Unit purchase price solely for the shares of Class A common stock included in the Public Units. If and when the Public Warrants become redeemable by us, we may exercise our Redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. We will use our best efforts to register or qualify such shares of Class A common stock under the blue sky laws of the state of residence in those states in which the Warrants were offered by us in the IPO. However, there may be instances in which holders of our Public Warrants may be unable to exercise such Public Warrants but holders of our Placement Warrants may be able to exercise such Placement Warrants.

The Combined Entity will be a “controlled company” within the meaning of the applicable rules of Nasdaq and, as a result, qualifies for exemptions from certain corporate governance requirements. If the Combined Entity relies on these exemptions, its stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon the Closing, because the former TMTG equity holders are expected to control a majority of the voting power of the ourstanding New Digital World common stock, with President Trump beneficially owning at least 58.1% of the voting power of such New Digital World common stock, New Digital World will then be a “controlled company” within the meaning of applicable rules of Nasdaq upon the Closing. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements:

•	that a majority of the board consists of independent directors;

•	for an annual performance evaluation of the nominating and corporate governance and compensation committees;

•

that the controlled company has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that the controlled company has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

TMTG intends to rely on these exemptions upon consummation of the Business Combination. As a result, the Combined Entity’s stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

For more information, see the section entitled “Risk Factors — Risks Related to our Chairman President Donald J. Trump — President Trump will hold at least 58.1% of the outstanding shares of New Digital World common stock, which control limits or precludes other stockholders’ ability to influence the outcome of matters submitted to stockholders for approval, including the election of directors, the approval of certain employee compensation plans, the adoption of amendments to our organizational documents and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.”

The future exercise of registration rights may adversely affect the market price of our common stock.

Certain of our stockholders will have registration rights for restricted securities. We are obligated to register certain securities, including all of the shares of common stock held by the Sponsor and shares of common stock received by certain significant TMTG stockholders as part of the Business Combination. We are obligated to (i) file a resale “shelf” registration statement to register such securities (and any shares of TMTG common stock into which they may be exercised following the consummation of the Business Combination) within 15 business days after of the Closing and (ii) use reasonable best efforts to cause such registration statement to be declared effective by the SEC as soon as reasonably practicable after the filing. In addition, pursuant to the terms of the

Digital World Convertible Notes, and the Digital World Alternative Warrants and Digital World Alternative Financing Notes, we are obligated to register all of the shares of Class A common stock issuable upon their conversion or exercise. Sales of a substantial number of shares of common stock pursuant to the resale registration statement in the public market could occur at any time the registration statement remains effective. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

Although we do not have a specified maximum Redemption threshold, which may make it possible for us to complete an initial business combination with which a substantial majority of our stockholders do not agree, the ability of our Public Stockholders to exercise Redemption Rights with respect to a significant portion of Digital World’s shares and the amount of deferred underwriting commissions may not allow Digital World to complete the Business Combination.

Our current amended and restated certificate of incorporation does not provide a specified maximum Redemption threshold, except that we will not redeem our Public Shares in an amount that would cause Digital World’s net tangible assets to be less than $5,000,001 upon consummation of our initial business combination (such that we are not subject to the SEC’s “penny stock” rules). However, the Merger Agreement provides that the obligation of TMTG to consummate the Business Combination is conditioned on the amount of cash or cash equivalents that we have from any source equals or exceeds $60,000,000, including the cash available to Digital World from the Trust Account (after any Redemption by the Digital World stockholders and the payment of any deferred underwriting expenses of Digital World not related to the Business Combination). Although on February 8, 2024, Digital World entered into subscription agreements with certain institutional investors for the issuance of the Digital World Alternative Financing Notes and issued $10,000,000 to such institutional investors, and expects to issue the remaining up to $40,000,000 in Digital World Alternative Financing Notes concurrently with the Closing, if Digital World breaches its contractual obligations under the Digital World Alternative Financing Notes, it may be unable to issue the remaining amount under the Digital World Alternative Financing Notes in the Final Drawdown. If this occurrence were to materialize, it is possible that Digital World may not satisfy (i) the $60,000,000 minimum liquidity condition under the Merger Agreement if Redemptions exceed 80%, unless such condition is waived by TMTG, or (ii) the $5,000,001 minimum net tangible assets condition immediately prior to or upon consummation of the Business Combination, either of which may hinder Digital World’s ability to consummate the Business Combination and maintain its Nasdaq listing. There is no assurance that Digital World will be able to issue the remaining amount under the Digital World Alternative Financing Notes in the Final Drawdown or that Digital World will be able to secure any other alternative financing transactions to support the Business Combination if TMTG does not waive the $60,000,000 requirement and Redemptions by Digital World stockholders exceed 80%.

In the event the aggregate cash consideration we would be required to pay for all shares of common stock that are validly submitted for Redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Merger Agreement exceeds the aggregate amount of cash available to us, we may not complete the Business Combination or redeem any shares, all shares of common stock submitted for Redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

There may be sales of a substantial amount of the New Digital World common stock after the Business Combination by Digital World’s current stockholders, and these sales could cause the price of the New Digital World common stock to fall.

After the Business Combination, on a pro forma basis, there will be approximately 135,523,944 shares of common stock outstanding. Of Digital World’s issued and outstanding shares that were issued prior to the Business Combination, all will be freely transferable, except for any shares held by Digital World’s “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”). Following completion of the Business Combination, approximately 6.4% of the Combined Entity’s outstanding common stock will be held by the

Sponsor. This percentage (A) excludes the exercise of outstanding Warrants and the conversion of securities issued in the Post-IPO Financings and (B) assumes that (i) there are no Redemptions of any shares by Digital World’s Public Stockholders in connection with the Business Combination and (ii) no awards are issued under the Equity Incentive Plan.

At the time of the Digital World IPO, Digital World entered into a registration rights agreement, dated as of September 2, 2021, with respect to the Founder Shares, shares of Digital World common stock underlying the Placement Warrants and all shares issued to holders of such securities (the “Registration Rights Agreement”) with respect to the securities referred above by way of any stock split, stock dividend, recapitalization, combination of shares, acquisition, consolidation, reorganization, share exchange, or similar event, which securities Digital World collectively refer to as “registrable securities.” Under the Registration Rights Agreement, Digital World has agreed to register for resale under a registration statement all of the shares held by holders of Founder Shares and issuable upon conversion of Digital World Warrants. The Sponsor is also entitled to a number of demand registration rights. Holders of registrable securities will also have certain “piggyback” registration rights with respect to registration statements filed subsequent to the Business Combination. In addition, on February 7, 2024, Digital World entered into warrant subscription agreements with certain institutional investors for the issuance of the Digital World Alternative Warrants in settlement of the terminated PIPE Investment and on February 8, 2024, Digital World entered into a subscription agreement with certain institutional investors for the issuance of the Digital World Alternative Financing Notes, issuing $10,000,000 in Digital World Alternative Financing Notes to such institutional investors. Digital World expects to issue the remaining up to $40,000,000 of such Digital World Alternative Financing Notes concurrently with the Closing. The holders of the Digital World Convertible Notes, the Digital World Alternative Financing Notes and the Digital World Alternative Warrants have registration rights pursuant to the terms of the Registration Rights Agreement on the underlying New Digital World common stock and Post-IPO Warrants issuable upon conversion or exercise of such instruments.

Upon effectiveness of the registration statements Digital World files pursuant to the Registration Rights Agreement, the parties to this agreement may sell large amounts of New Digital World common stock in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in New Digital World’s stock price or putting significant downward pressure on the price of Digital World Class A common stock.

Future sales, of the New Digital World common stock, or the perception that such sales will occur, may cause the market price of its securities to drop significantly, even if its business is doing well. Sales of substantial amounts of the New Digital World common stock could adversely affect the market price of the common stock and make it difficult for it to raise funds through securities offerings in the future.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the Board will not have the ability to adjourn the meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

The Board is seeking approval to adjourn the meeting to a later date or dates if, at the meeting, the Business Combination proposal is not approved. If the Adjournment Proposal is not approved, the Board will not have the ability to adjourn the meeting to a later date and, therefore, the Business Combination would not be completed.

Digital World and TMTG have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Digital World if the Business Combination is not completed.

Digital World and TMTG expect to incur significant transaction and transition costs, including in the form of convertible notes issued to directors, officers and affiliates associated with the Business Combination and operating as a public company following the Closing. Digital World and TMTG may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Merger Agreement, including all legal, accounting, consulting, investment banking and other fees, expenses and costs (including employment expenses), will be paid by New Digital World following the Closing. As disclosed in the notes to the Unaudited Pro Forma Condensed Combined Financial Information, expected transaction costs in consummating the Business Combination and related transactions are approximately $49.6 million, approximately $44.6 million of which are attributable to Digital World and approximately $5.0 million of which are attributable to TMTG. Even if the Business Combination is not completed, Digital World expects to incur approximately $30.0 million in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by Digital World if the Business Combination is not completed. See “Risk Factors — Risks Related to Digital World and the Business Combination — Digital World may issue additional shares of common stock as a result of conversion of convertible notes issued in Post-IPO Financings or as otherwise required in connection with the consummation of the Business Combination or under the Equity Incentive Plan after completion of the Business Combination, any one of which would dilute the interest of Digital World’s stockholders and likely present other risks.”

If the funds held outside of Digital World’s Trust Account are insufficient to allow it to operate until at least September 8, 2024, Digital World’s ability to complete an initial business combination may be adversely affected.

Digital World believes the funds available to it outside of the Trust Account will be sufficient to allow it to operate until it completes its business combination; however, Digital World cannot assure you that its estimate is accurate. If Digital World is required to seek additional capital, it would need to borrow funds from the Sponsor, officers or other third parties to operate or may be forced to liquidate. Neither the Sponsor, members of Digital World’s management team nor any of their affiliates is under any obligation to advance funds to Digital World in such circumstances. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to Digital World upon completion of Digital World’s initial business combination. Up to $30,000,000 of such loans may be convertible into Working Capital Units at a price $10.00 per Unit at the option of the lender and an additional $10,000,000 of such loans may be convertible into Working Capital Units at a price $8.00 per Unit at the option of the lender. The additional Working Capital Units beyond the Working Capital Units underlying the initial $1,500,000 in Digital World Convertible Notes as described in Digital World’s IPO prospectus will only be issuable upon the approval of Digital World’s stockholders, which approval is included as part of Proposal 5 and Proposal 9 as described in this proxy statement/prospectus. As of the date of this proxy statement/prospectus, there were $4,000,700 outstanding in Digital World Convertible Notes due to our Sponsor and $1,232,000 outstanding in Digital World Convertible Notes due to Renatus, which notes, subject to certain conditions and the terms of each such applicable loan or note, as the case may be. The proceeds of such notes were used to pay costs and expenses in connection with completing the Business Combination, including certain employee expenses relating to the legal and regulatory delays in consummating the same. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Digital World — Liquidity and Capital Resources.”

If Digital World is unable to complete its initial business combination because it does not have sufficient funds available to it, Digital World will be forced to cease operations and liquidate the Trust Account. Consequently, Digital World’s Public Stockholders may only receive an estimated $10.85 per share, or possibly less, on its Redemption of its Public Shares, and its Warrants would then be worthless.

Resources could be wasted in researching acquisitions that are not completed (including the proposed Business Combination), which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If Digital World has not completed its initial business combination within the required time period, its Public Stockholders may receive only approximately $10.20 per share, or less than such amount in certain circumstances, on the liquidation of its Trust Account and its Warrants would then be worthless.

Digital World anticipates that the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If Digital World decides not to complete a specific initial business combination, such as the proposed Business Combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, such as TMTG, Digital World may fail to complete its initial business combination for any number of reasons including those beyond its control. Any such event will result in a loss to Digital World of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If Digital World is unable to complete its initial business combination, its Public Stockholders may receive only approximately $10.20 per share on the liquidation of its Trust Account and its Warrants would then be worthless.

Digital World’s ability to consummate an initial business combination may be adversely affected by economic uncertainty and volatility in the financial markets, including as a result of the armed conflicts in Europe and the Middle East.

Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and other events and uncertainties, including the ongoing armed conflicts in Europe and the Middle East, terrorist attacks, natural disasters, a significant outbreak of infectious diseases or the instability in the banking sector experienced in the first quarter of 2023. Such events could affect the global economy and result in increased price volatility for publicly traded securities, which thereby may negatively impact Digital World’s ability to consummate a business combination.

Digital World may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.

Digital World has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, its officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of Public Shares).

As of the date of this proxy statement/prospectus, Digital World does not have a directors’ and officers’ insurance policy. Changes in the market for directors’ and officers’ liability insurance, as well as the Investigation, have made it difficult and significantly expensive for us to be able to obtain such coverage. Our inability to provide such insurance could make it more difficult and more expensive for us to retain directors and officers through the consummation of the Business Combination. Accordingly, the post-business Combined Entity might need to incur greater expense, accept less favorable terms or both in order to obtain such liability insurance. Any failure to obtain adequate directors’ and officers’ liability insurance could have an adverse impact on the Combined Entity’s ability to attract and retain qualified officers and directors.

In addition, even after the Closing, our directors and officers could still be subject to potential liability from claims arising from conduct alleged to have occurred prior to the Business Combination. As a result, in order to protect our directors and officers, the Combined Entity may need to purchase additional insurance with respect to any such claims (“run-off insurance”). The need for run-off insurance would be an added expense for the Combined Entity, and could interfere with or frustrate our ability to consummate the Business Combination, or any other initial business combination on terms that are favorable to our stockholders.

Accordingly, given the lack of directors’ and officers’ liability insurance, any indemnification provided will be able to be satisfied by Digital World only if (i) it has sufficient funds outside of the Trust Account or (ii) it consummates an initial business combination. Digital World’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Digital World’s officers and directors, even though such an action, if successful, might otherwise benefit Digital World and its stockholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete an initial business combination and instead to liquidate the Digital World.

As described further above, the SPAC Final Rules relate, among other matters, to the circumstances in which SPACs such as us could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Final Rules decided not to adopt a safe harbor from the “investment company” definition under Section 3(a)(1)(A) of the Investment Company Act, for SPACs that complied with the safe harbor’s conditions regarding SPAC’s asset classes, activities, primary engagement, and duration (including that in order to rely on the safe harbor, the SPAC would need to enter into a definitive business combination agreement within 18 months after its IPO and close the transaction within 24 months). Rather, the SEC guides that the investment company determination must be considered in light of the facts and circumstances and provides further guidance regarding what actions might push a SPAC toward investment company status.

Because the SPAC Final Rules are not yet in effect (the rules will be effective 125 days following their publication in the Federal Register), there is currently uncertainty concerning the applicability of the Investment Company Act to SPACs. Given the delays discussed above, possible amendments to the Merger Agreement, and potential restructuring of the Business Combination, we requested a further extension, past September 8, 2023, to September 8, 2024 (i.e., 36 months from the date of our IPO), a date beyond 24 months after the effective date of the IPO’s registration statement. If we are delayed in consummating the business combination until the SPAC Final Rules are in effect, it is possible that a claim could be made that we have been operating as an unregistered investment company.

If we are deemed to be an investment company under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to burdensome compliance requirements. We do not believe that our principal activities will subject us to regulation as an investment company under the Investment Company Act. However, if we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, unless we are able to modify our activities so that we would not be deemed an investment company, we may be unable to consummate the initial business combination and instead be required to liquidate Digital World.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, the trustee was instructed to liquidate the securities held in the Trust Account before our 24-month anniversary and instead to hold the funds in the Trust Account in cash until the earlier of the consummation of the Business Combination or our liquidation, which may reduce the dollar amount our Public Stockholders would receive upon any Redemption or liquidation of Digital World.

The funds in the Trust Account have, since our IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, on August 31, 2023, we instructed Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and hold all funds in the Trust Account in cash until the earlier of consummation of the Business Combination or our liquidation. As a result, we are no longer receiving interest on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash would reduce the dollar amount our Public Stockholders would receive upon any Redemption or liquidation of Digital World.

If our initial business combination involves a company organized under the laws of a state of the United States, it is possible a 1% U.S. federal excise tax will be imposed on us in connection with Redemptions of our common stock after or in connection with such initial business combination.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) became law in the United States, which, among other things, imposes a 1% excise tax on any publicly traded domestic corporation that repurchases its stock after December 31, 2021 (the “Excise Tax”). The Excise Tax is imposed on the fair market value of the repurchased stock, with certain exceptions. Because we are a Delaware corporation and our securities are publicly traded, we are a “covered corporation” within the meaning of the IR Act. While not free from doubt, absent any further guidance from the U.S. Department of the Treasury (the “Treasury”), which has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the Excise Tax, the Excise Tax may apply to any Redemptions of our Class A common stock after December 31, 2022, including Redemptions in connection with an initial business combination, extension vote or otherwise, unless an exemption is available. The Excise Tax would be payable by us and not by the redeeming holders. Generally, issuances of securities by us in connection with an initial business combination transaction, as well as any other issuances of securities not in connection with our initial business combination, would be expected to reduce the amount of the Excise Tax in connection with Redemptions occurring in the same calendar year, but the number of securities redeemed may exceed the number of securities issued.

Whether and to what extent we would be subject to the Excise Tax in connection with a business combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the Redemptions and repurchases in connection with a business combination, extension vote or otherwise, (ii) the structure of a business combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a business combination (or otherwise issued not in connection with a business combination but issued within the same taxable year of a business combination) and (iv) the content of regulations and other guidance from the Treasury. Consequently, the Excise Tax may make a transaction with us less appealing to potential business combination targets. Finally, based on recently issued interim guidance from the Internal Revenue Service and Treasury, subject to certain exceptions, the Excise Tax should not apply in the event of our liquidation.

The nominal purchase price paid by the Sponsor of Digital World for the Founder Shares may significantly dilute the implied value of the Public Shares in the event the parties complete an initial business combination. In addition, the value of the Founder Shares will be significantly greater than the amount the Sponsor of Digital World paid to purchase such shares in the event the parties complete an initial business combination, even if the Business Combination causes the trading price of the New Digital World common stock to materially decline.

The nominal purchase price paid by the Sponsor of Digital World for the Founder Shares may significantly dilute the implied value of the Public Shares in the event we complete an initial business combination. In addition, the value of the Founder Shares will be significantly greater than the amount the Sponsor of Digital World paid to purchase such shares in the event we complete an initial Business Combination, even if the

Business Combination causes the trading price of the New Digital World common stock to materially decline. The Sponsor of Digital World invested an aggregate of $11,359,840, comprised of the $25,000 purchase price for the Founder Shares and the $11,334,840 purchase price for the Placement Units. The amount held in our Trust Account was approximately $312,083,428.12 as of February 8, 2024, implying a value of $10.85 per Public Share. Based on these assumptions, each share of New Digital World common stock would have an implied value of $10.85 per share upon completion of our initial Business Combination, representing a 8.5% increase from the initial implied value of $10.00 per Public Share. While the implied value of $10.85 per share upon completion of our initial Business Combination would represent a dilution to our Public Stockholders, this would represent a significant increase in value for the Sponsor and certain current and former directors and officers of Digital World relative to the price the Sponsor paid for each Founder Share. At $0.005 per share, the 7,187,500 shares of New Digital World common stock that the Sponsor and certain current and former directors and officers of Digital World holding Founder Shares would own upon completion of our initial Business Combination would have an aggregate implied value of $35,937.50. As a result, even if the trading price of the New Digital World common stock significantly declines, the value of the Founder Shares held by the Sponsor and the then-directors and officers of Digital World will be significantly greater than the amount the Sponsor paid to purchase such shares. In addition, the Sponsor of Digital World could potentially recoup its entire investment, inclusive of its investment in the Placement Units, even if the trading price of the New Digital World common stock after the Business Combination is as low as $1.37 per share. As a result, the Sponsor and such current or former directors and officers of Digital World holding Founder Shares are likely to earn a substantial profit upon disposition of shares of New Digital World common stock even if the trading price of the New Digital World common stock declines after the completion of the Business Combination. The Sponsor and such current or former directors and officers of Digital World holding Founder Shares may therefore be or have been economically incentivized to complete an initial business combination with a riskier, weaker-performing or less-established target business, or on terms less favorable to the Public Stockholders, rather than liquidating Digital World. This dilution would increase to the extent that Public Stockholders seek Redemptions from the Trust Account for their Public Shares.

Patrick Orlando, Digital World’s former Chairman and Chief Executive Officer, a current member of our Board and a controlling affiliate of our Sponsor has, in recent weeks, expressed a desire for additional compensation (above his interest in the Founder Shares), which we believe presents a risk to our ability to consummate the Business Combination on a timely basis (or at all) and could potentially have a material adverse effect on Digital World’s financial condition and stock price.

In recent weeks, Mr. Orlando, Digital World’s former Chairman and Chief Executive Officer, a current member of our Board and a controlling affiliate of our Sponsor, has expressed a desire for additional compensation in the form of common stock (above his interest in the Founder Shares), which request was denied by Digital World. As a result, the professional relationship between Mr. Orlando and Digital World has strained and there is no assurance that Mr. Orlando as a current member of our Board or as a controlling affiliate of the Sponsor will be cooperative in connection with the consummation of the Business Combination. Due to Digital World’s decision not to provide Mr. Orlando with any additional compensation, we believe a significant risk exists that Mr. Orlando may be uncooperative in approving any amendments to the Merger Agreement that may become necessary and/or in voting the Founder Shares in support of the Business Combination. In addition, Mr. Orlando may use his control over the Sponsor and the majority of the Founder Shares as leverage to raise further demands in exchange for performance of his contractual obligation. In the event Mr. Orlando proves uncooperative in either respect, the resultant delay could introduce material risk to the Business Combination, including with respect to TMTG, given its unilateral termination right. Even if TMTG does not terminate the Merger Agreement, due to historical delays, any potential prolonged or continued delay in consummating the Business Combination could result in a material increase in pre-Business Combination expenses, which could have a material adverse effect on the Combined Entity’s liquidity and capital resources. Mr. Orlando’s future refusal may impact our ability to effectively proceed with the planned merger activities or may limit our ability to consummate a Business Combination, which could lead to our liquidation.

The Sponsor, which is controlled by Mr. Orlando, is a party to the Merger Agreement and holds a majority of the Founder Shares. Pursuant to the Lock-Up and Support Letter, Mr. Orlando, on behalf of the Sponsor, and other insiders, are contractually obligated to vote any shares of Digital World common stock owned by them, in favor of an initial business combination. The Sponsor owns 14.8% of the outstanding shares of Digital World common stock. If, notwithstanding the Sponsor’s contractual obligation to vote any shares of Digital World common stock, including the Founder Shares, in favor of an initial business combination in line with the Digital World Board’s recommendation, Mr. Orlando withholds the Sponsor’s vote in favor of the Business Combination, we would be solely dependent on our other shareholders, which represent 85.2% of Digital World’s common stock, to vote in favor of the Business Combination. Since the Business Combination requires approval by a majority of the votes cast of Class A common stock and Class B common stock, voting together as a single class, in order to reach such requisite approval threshold without an accompanying vote “FOR” by the Sponsor in connection with the common stock it controls, 58.5% of our Public Stockholders would need to cast votes “FOR” the Business Combination at the Digital World Special Meeting. Accordingly, it could prove difficult for us to obtain the requisite vote for approval of the Business Combination in a timely fashion or at all.

In the event the Business Combination is not consummated as a result of the inability to resolve the ongoing disagreements with Mr. Orlando, Public Stockholders could be forced to realize their investment in the Class A common stock at the redemption price. Even if the Business Combination does close after substantial additional delay, such delay and disagreements could involve additional legal expenses, management diversion, and other related costs, all of which could have a material adverse effect on the trading price of our Class A common stock and on the Combined Entity’s available resources to pursue its growth and business strategy.

As a result of the prolonged delay due to the Investigation, Digital World has incurred significant unanticipated expenses well in excess of the working capital loans provided by our Sponsor, which have required Digital World to seek alternative sources of working capital to fund its day-to-day operations and such additional and unanticipated costs and expenses through Post-IPO Financings. Unlike working capital loans provided by our Sponsor, Post-IPO Financings trigger the anti-dilution provision contained in our Charter adjusting the conversion ratio of our Class B common stock to Class A common stock for the benefit of holders of our Class B common stock, the majority of which is owned by the Sponsor. In the absence of a waiver of such anti-dilution by Mr. Orlando on behalf of the holders of Class B common stock, in addition to other potential sources of dilution, Public Stockholders who elect not to redeem their shares of Class A common stock, may suffer additional dilution.

As a result of the Investigation, Digital World incurred significant costs and expenses related to, among other things, legal fees related to such Investigation which resulted in an $18.0 million settlement with the SEC pursuant to the Order, two votes to extend the liquidation date, compliance with reporting obligations with the SEC, accounting fees, and additional transaction related legal fees, including with respect to unwinding the PIPE entered into during Mr. Orlando’s tenure as our Chairman and Chief Executive Officer, which was determined incapable of being fulfilled pursuant to its terms and the requirements of Section 5 of the Securities Act.

Notwithstanding this excessive delay, the Sponsor, which is controlled by Mr. Orlando, did not correspondingly provide additional working capital loans to fund costs and expenses during this time and, as a result, Digital World has been required to seek other sources of working capital to ensure it could offset, at least in part, such additional costs and expenses as well as continue working toward closing the Business Combination. Our Charter provides for an adjustment mechanism to the conversion ratio applicable to Class B common stock to the extent that additional shares of Class A common stock or equity-linked securities are issued in connection with the closing of an initial business combination. As such, unlike working capital loans provided by our Sponsor, Post-IPO Financings with third parties other than the Sponsor, trigger the anti-dilution provision contained in our Charter, adjusting the conversion ratio of our Class B common stock to Class A common stock for the benefit of holders of our Class B common stock, the majority of which is owned by the Sponsor. As of the date of this proxy statement/prospectus we expect the conversion ratio rate to be 1.34, which conversion ratio excludes the expected issuance of the Digital World Alternative Warrants in connection with the settlement of the PIPE Investment and the Digital

World Convertible Notes issuable pursuant to the Convertible Notes Compensation Plan. However, when calculating the definitive conversion ratio, the Board may also decide to exclude any Post-IPO Financings, the proceeds of which were used to pay any costs and expenses associated with the Investigation, and not in connection with the Business Combination. As a result, the Board may find a different, lower conversion ratio to be acceptable at the time of the Closing. Since the Board is obligated to calculate the final conversion ratio upon the Closing, there is no assurance that the current conversion ratio will not materially differ at the time of the Closing, and investors should be cautioned when relying on such a preliminary conversion ratio. For example, if Digital World is required to continue to raise proceeds in the form of equity-linked securities, the conversion ratio may increase, and therefore, the number of shares issuable to Class B common stock holders upon conversion of those shares into New Digital World common stock.

Given the nature of the calculation and the unexpected expenses incurred by Digital World, certain holders of Class B common stock may disagree with the conversion ratio, particularly if the Board decides that other Post-IPO Financings should also be excluded resulting in a lower conversion ratio and therefore a lower number of shares of New Digital World common stock upon conversion of the Class B common stock. Such a determination by the Board could potentially lead to prolonged disputes with some holders of Class B common stock. For example, following recent interactions with Mr. Orlando, it is understood that Mr. Orlando’s position is that the conversion ratio should be 1.69. However, Digital World has not been able to confirm the basis for such a different conversion ratio. Should Mr. Orlando pursue these claims related to the adjustment and prevail, applying a 1.69 conversion ratio would result in the issuance of 4,959,375 shares of New Digital common stock compared to 2,443,750 shares of Class A common stock. If the conversion ratio were 1.34, Public Stockholders not redeeming their shares prior to the Closing are expected to bear the burden of this additional dilution.

Digital World cannot provide any assurances regarding its ability to defend its position on the anti-dilution provision or whether actions by the Sponsor might trigger prolonged proceedings due to counterclaims against the Sponsor and Mr. Orlando, related to the circumstances described above concerning the conversion ratio. Furthermore, TMTG may decide to terminate the Merger Agreement if the risk of significant dilution exists, potentially leading to litigation over the claims. In the absence of a waiver of the anti-dilution provision by Mr. Orlando, on behalf of the holders of Digital World Class B common stock, in addition to other potential sources of dilution, Public Stockholders who choose not to redeem their shares of Class A common stock will face further dilution due to the expected adjustment of the conversion ratio. Such an adjustment would decrease the Public Stockholders’ proportionate ownership interest and relative voting power in New Digital World, possibly leading to a decline in the market price of New Digital World common stock and Public Warrants.

Digital World’s Non-U.S. stockholders exercising their Redemption Rights should expect that brokers will likely withhold on the payment of gross proceeds to them.

As more fully described under “The Business Combination Proposal (Proposal 1) — United States Federal Income Tax Considerations of the Redemption” Non-U.S. holders exercising their Redemption Rights should expect that a withholding agent will likely withhold U.S. federal income tax on the gross proceeds payable to them at a rate of 30% unless the relevant Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, or other applicable IRS Form W-8). Each non-U.S. holder should consult with its own tax advisors as to the tax consequences to it of any Redemption of its New Digital World common stock, including its ability to obtain a refund of any amounts withheld by filing an appropriate claim for a refund with the IRS in the event that such Non-U.S. holder is not treated as receiving a dividend under the tests prescribed in Section 302 of the Code (as described below). For further information, see “The Business Combination Proposal (Proposal 1) — United States Federal Income Tax Considerations of the Redemption.”

If the Business Combination does not qualify as a “reorganization” within the meaning of Section 368 of the Code, the Business Combination may be a taxable event, which would be taxable to holders of TMTG capital stock.

The U.S. federal income tax consequences of the Business Combination will depend primarily upon whether it qualifies as a “reorganization” within the meaning of Section 368 of the Code. Each of TMTG and Digital World intends that the Business Combination qualify as a “reorganization” for U.S. federal income tax purposes. Further, in the Merger Agreement, each of Digital World, Merger Sub and TMTG agrees not to take any action that could reasonably be expected to prevent, impair or impede such qualification. Based on customary assumptions and representations from Digital World, Merger Sub and TMTG, as well as certain covenants, undertakings and statements of intention (which we assume will be realized) by Digital World, Merger Sub and TMTG set forth or referred to in the section entitled “The Business Combination Proposal (Proposal 1) — United States Federal Income Tax Considerations of the Redemption” and in the opinion included as Exhibit 8.2 hereto, it is the opinion of Nelson Mullins Riley & Scarborough LLP that the Business Combination qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. However, neither TMTG nor Digital World intends to or has sought any rulings from the IRS regarding the U.S. federal income tax consequences of the Business Combination. If any of the tax opinion representations and assumptions is incorrect, incomplete or inaccurate, or is violated or not fulfilled, the validity of the opinion described above may be affected and the tax consequences of the Business Combination could differ from those described in this proxy statement/prospectus. We also note that “reorganization” treatment depends on all New Digital World stock delivered to holders of Digital World capital stock in the Business Combination being voting stock, and guidance regarding the qualification of stock as voting stock in dual class structures is limited. Further, an opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in such opinion or that a court would not sustain such a challenge. Accordingly, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the intended U.S. federal income tax treatment of the Business Combination. If the Business Combination were determined not to qualify as a “reorganization” within the meaning of Section 368 of the Code, then, for U.S. federal income tax purposes, the Business Combination would produce taxable income for holders of TMTG capital stock who exchange such stock for New Digital World stock in the Business Combination. You are urged to consult your tax advisor regarding the tax consequences of the Business Combination to you. See the section titled The Business Combination Proposal — United States Federal Income Tax Considerations of the Redemption” for more information.

Risks Related to TMTG

Unless the context otherwise requires, references to “we”, “us” and “our” in this subsection — “Risks Related to TMTG” — generally refer to TMTG in the present tense and the Combined Entity from and after the Business Combination.

Investing in us involves a high degree of risk. Before you invest in us, you should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this proxy statement/prospectus. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this proxy statement/prospectus, including our financial statements and the related notes thereto, and the other financial information concerning us included elsewhere in this proxy statement/prospectus.

Risks Related to TMTG’s Business

TMTG has a limited operating history, making it difficult to evaluate TMTG’s business and prospects and may increase the risks associated with your investment.

TMTG was formed on February 8, 2021 and started formulating its business plan at that time. TMTG did not begin developing the Truth Social platform until June 2021. TMTG made Truth Social available for general use in the first quarter of 2022. TMTG prides itself on building Truth Social without relying on hostile technology companies. Working exclusively with alternative technology firms that share TMTG’s commitment to free speech, TMTG fully launched Truth Social for iOS in April 2022. TMTG debuted the Truth Social web application in May 2022, and the Truth Social Android App became available in the Samsung Galaxy and Google Play stores in October 2022. TMTG introduced direct messaging to all versions of Truth Social in 2022, released a new “Groups” feature for users in May 2023, and announced the general availability of Truth Social internationally in June 2023. TMTG cannot assure you that it will be able to operate its business successfully or implement its operating policies and strategies as described elsewhere in this proxy statement/prospectus. TMTG may encounter risks and challenges frequently experienced by growing companies in rapidly developing industries, including risks related to its ability to:

•	build a reputation for providing a superior platform and customer service, and for creating trust and long-term relationships with its potential customers;

•	implement a revenue model allowing it to develop predictable revenues;

•	distinguish itself from competitors and navigate political issues;

•	develop and offer a competitive platform that meets TMTG’s customers’ needs as they change;

•	improve TMTG’s current operational infrastructure and non-platform technology to support its growth and to respond to the evolution of TMTG’s market and competitors’ developments;

•	develop, maintain and expand TMTG’s relationships with suppliers of quality advertising;

•	respond to complex, evolving, stringent, contradictory industry standards and government regulation on an international scale that impact TMTG’s business;

•	prevent, detect, respond to, or mitigate failures or breaches of privacy and security; and

•	hire and retain qualified and motivated employees.

If TMTG is unable to do so, its business may suffer, its revenue and operating results may decline and TMTG may not be able to achieve further growth or sustain profitability.

Since inception, TMTG has continuously sought to improve its business model by developing its technology as an early stage company. TMTG expects to incur operating losses for the foreseeable future.

Truth Social has been generally available only since the first quarter of 2022. Further, although TMTG has targeted and assembled certain intellectual property and real or intangible property rights, its business plan is still developing. Accordingly, TMTG has no way to evaluate the likelihood that its business will be successful. Potential investors should be aware of the difficulties normally encountered by a new social media platform and the high rate of failure for such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that TMTG plans to undertake. These potential problems include, but are not limited to, unanticipated problems relating to the development of Truth Social, lack of widespread acceptance of Truth Social by users, and challenges attracting potential vendors to participate in TMTG’s development, and any additional costs and expenses that may exceed current estimates. TMTG expects to incur significant losses into the foreseeable future. TMTG recognizes that if the effectiveness of its business plan is not forthcoming it will not be able to continue business operations. There is limited operating history upon which to base any assumption as to the likelihood that TMTG will prove successful, and TMTG may never generate sufficient operating revenues to achieve profitable operations. If TMTG is unsuccessful in addressing these risks, its business will most likely fail.

TMTG’s actual financial position and results of operations may differ materially from the expectations of TMTG’s management.

TMTG’s actual financial position and results of operations may differ materially from management’s expectations. As a result, TMTG’s revenue, net income and cash flow may differ materially from TMTG’s expected revenue, net income and cash flow. The process for estimating TMTG’s revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed.

For example, since the entry into the Merger Agreement in October 2021, TMTG’s business plan and financial model have changed and as a result, the prior financial model, as well as certain projections, provided at that time to the Digital World Board and to PIPE Investors are no longer reflective of future expected performance. While the Digital World Board previously approved the Business Combination, the Merger Agreement contemplates that during the pendency of the transaction TMTG will provide Digital World updated due diligence information regarding the financial condition of TMTG’s businesses and that following receipt and review of such due diligence information the Board could have, from October 31, 2023 through November 21, 2023, terminated the Merger Agreement if it no longer believed in good faith that the Business Combination was in the best interests of Digital World or its stockholders. The Merger Agreement is also subject to a number of other conditions which must be satisfied or waived in order to complete the Business Combination and the Merger Agreement may be terminated at any time, under certain customary and limited circumstances. See the section entitled “Summary of the Proxy Statement/Prospectus — The Proposals — The Business Combination Proposal (Proposal 1) — Termination.”

Accordingly, the assumptions used in planning may not prove to be accurate, and other factors may affect TMTG’s financial condition or results of operations, any of which could affect the ability to consummate the Business Combination.

TMTG does not currently, and may never, collect, monitor or report certain key operating metrics used by companies in similar industries.

Since its inception, TMTG has focused on developing Truth Social by enhancing features and user interface rather than relying on traditional performance metrics like average revenue per user, ad impressions and pricing, or active user accounts, including monthly and daily active users. While many industry peers may gather and report on these or similar metrics, given the early development stage of the TMTG platform, TMTG’s management and board has not relied on any particular key performance metric to make business or operating decisions. Concurrent with expected access to new capital and resources following the Business Combination, TMTG is actively evaluating the most relevant, reliable and appropriate key operating metrics that align with its evolving business model. At this juncture in its development, TMTG believes that adhering to traditional key performance indicators, such as signups, average revenue per user, ad impressions and pricing, or active user accounts including monthly and daily active users, could potentially divert its focus from strategic evaluation with respect to the progress and growth of its business. TMTG believes that focusing on these KPIs might not align with the best interests of TMTG or its shareholders, as it could lead to short-term decision-making at the expense of long-term innovation and value creation. Therefore, TMTG believes that this strategic evaluation is critical and aligns with its commitment to a robust business plan that includes introducing innovative features and new technologies.

In connection with such evaluation, and consistent with SEC guidance, TMTG will consider whether it has effective controls and procedures in place to process information related to the disclosure of key performance indicators and metrics to ensure consistency as well as accuracy period over period, or the feasibility of implementing any such controls and procedures. If so, TMTG may decide to collect and report such metrics if they are deemed to significantly enhance investors’ understanding of TMTG’s financial condition, cash flows, and other aspects of its financial performance. However, TMTG may find it difficult or resource-prohibitive to implement such effective controls and procedures and may never collect, monitor or report any or certain key operating metrics, which is likely to make it difficult it for stockholders in the Combined Entity to evaluate and compare TMTG’s performance to that of companies in similar industries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation of TMTG -Key Operating Metrics” and “Information About TMTG – About Trump Media & Technology Group.”

If the use of third-party cookies or other tracking technology is restricted by third parties outside of TMTG’s control, rejected by Truth Social’s users, or otherwise subject to unfavorable regulation, TMTG’s ability to tailor, improve and provide a consistent experience to Truth Social’s users would be negatively impacted, which could materially and adversely affect TMTG’s growth prospects and financial performance.

TMTG’s Truth Social platform is still in an early development stage, however, as other similar companies in the space, TMTG expects to generate substantial revenue from advertisements. Accordingly, Truth Social’s ability to use third-party cookies to provide advertising companies relevant data for their advertisements is critical to its revenue generation potential. However, with increasing restrictions on third party cookies, Truth Social may lose the ability to track user behavior across its platform, which could negatively affect its ability to retain advertisers on its platform and effectively advertise their services.

Truth Social’s use of cookies aids its development and ability to improve its services in response to user preferences and to provide its users with relevant offers from advertisers. Recently, web and mobile browser developers, such as Apple, Microsoft or Google, have implemented and may continue to implement changes, including requiring additional user permissions, in their browsers or device operating systems that impair Truth Social’s ability to track cookies and improve the effectiveness of advertising on its platform. Such changes include limiting the use of first-party and third-party cookies and related tracking technologies, such as mobile advertising identifiers, and other changes that limit Truth Social’s ability to collect information that allows it to attribute members’ actions on advertisers’ websites to the effectiveness of advertising campaigns run on the platform. For example, Apple launched its Intelligent Tracking Prevention (“ITP”) feature in its Safari browser. ITP blocks some or all third-party cookies by default on mobile and desktop and ITP has become increasingly restrictive over time. Similarly, on January 4, 2024, Google began testing a new feature on its Chrome browser called “Tracking Protection.” This feature limits cross-site tracking by restricting website access to third-party cookies by default. Google is expected to implement the Tracking Protection Tool in all Chrome browsers by the end of the second quarter of 2024, essentially no longer supporting third-party cookies in its Google Chrome browser. Third-party cookies have been a fundamental part of the web for nearly three decades, aiding platforms in generating relevant ads, among other functions. These web and mobile browser developers have also implemented and may continue to implement changes and restrictions in browser or device functionality that limit TMTG’s ability to communicate with or understand its business and users. As such, the implementation of these changes could significantly impair TMTG’s ability to tailor, improve and provide a consistent experience to its users, which in turn could materially and adversely affect its growth prospects and financial performance.

In addition, federal, state and international governmental authorities continue to evaluate the privacy implications inherent in the use of proprietary or third-party cookies and other methods of online tracking for behavioral advertising and other purposes. U.S. and foreign governments have enacted, have considered or are considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could if widely adopted significantly reduce the effectiveness of such practices and technologies. The regulation of the use of cookies and other current online tracking and advertising practices or a loss in TMTG’s ability to make effective use of services that employ such technologies could increase its costs of operations and limit its ability to acquire new customers on cost-effective terms and consequently, materially adversely affect its business, financial condition and operating results.

TMTG’s reputation, competitive advantage, financial position and relationships with its users could be materially harmed if TMTG is unable to comply with complex and evolving data protection and privacy, security, and breach of notification laws and regulations, and the costs and resources required to achieve compliance may have a materially adverse impact.

TMTG’s reputation, competitive advantage, financial position and relationships with its users could be materially harmed if TMTG is accused of a violation or is unable to comply with complex and evolving data protection and privacy, security, and breach of notification laws and regulations, and the costs and resources required to achieve compliance on an international scale may have a materially adverse impact on its business. In the course of delivering TMTG’s product(s), TMTG expects to use, disclose, control, process, collect, transmit and store information that is related to and seeks to correlate internet-connected devices, user activity and the advertisements it places. Federal, state, and international laws and regulations govern the protection, collection, use, processing, retention, sharing, privacy, and security of data that TMTG may access, use, disclose, transfer, store, and collect across TMTG’s operational and advertising solutions. TMTG strives to comply with all applicable laws, regulations, policies and legal obligations relating to privacy, security, and data protection, collection, processing use, disclosure, transmission, and storage. However, the applicability of specific laws may be unclear in some cases and domestic and foreign government laws, regulations, and enforcement of data practices and data tracking technologies is expansive, poorly defined and rapidly evolving. In addition, it is possible that these requirements may be interpreted and applied in a manner that is new or inconsistent from one jurisdiction to another and may conflict with other laws, regulations, or rules or TMTG’s practices. Any actual or perceived failure by TMTG to comply with U.S. federal, state or international laws, including laws and regulations regulating data privacy, security or consumer protection, or use, disclosure or unauthorized access to or by third parties to this information, could result in proceedings or actions against TMTG by government entities, competitors, private parties or others. Any proceedings or actions against TMTG alleging violations of consumer or data protection laws or asserting privacy-related or security-related theories could hurt TMTG’s reputation, force TMTG to cease operations or force TMTG to spend significant amounts in defense of these proceedings, distract its management, increase its costs of doing business, adversely affect the demand for its solutions and ultimately result in the imposition of monetary liability. TMTG may also be contractually liable to indemnify and hold harmless TMTG’s customers, vendors or third parties from the costs or consequences of litigation resulting from using TMTG’s solutions or from the disclosure of confidential information, which could damage TMTG’s reputation among its current and potential customers, and may require significant expenditures of capital and other resources that could cause it to lose significant business and revenue.

The collection, protection and use of personal information, personally identifiable information and/or personal data (collectively referred to as “personal data” for ease of reference) is governed by data protection, privacy, security and breach laws and regulations enacted in the United States and other jurisdictions around the world in which TMTG operates or plans to operate. These laws and regulations continue to evolve and may be inconsistent from one jurisdiction to another. Compliance with applicable privacy, security and breach laws and regulations may increase TMTG’s costs of doing business and adversely impact its ability to conduct its business and market its solutions, products and services to its users and potential users.

In the U.S., there is not one comprehensive data protection, consumer protection, data privacy, security, or breach notification law. Rather, numerous state and federal laws must be complied with by TMTG simultaneously across U.S. jurisdictions. Various types of companies and their data are regulated by stringent industry specific regulations and standards based on data type and sensitivity. All fifty (50) states and four U.S. territories have enacted consumer protection laws that require notice of data breaches. Many U.S. states (at least 27) require comprehensive data protection, privacy and/or security compliance programs. These include, but are not limited to, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, the Arkansas Social Media Safety Act, and the Utah Social Media Regulation Act may affect TMTG. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies, and foreign governments concerning data protection that could affect TMTG. At this time some states have laws restricting the use and disclosure of minor’s user data, biometric data and/or health information without notice and/or express consent of a natural person of the age of majority with appropriate legal authority to consent. If TMTG fails to comply with the federal and/or state data protection and data privacy laws, or if regulators or plaintiffs assert TMTG has failed to comply with them, it may lead to court orders, injunctions, regulatory enforcement actions, private lawsuits, a reduction in revenue, and/or reputational damage.

All fifty U.S. states and some territories have adopted and/or are likely to adopt in the near future state privacy laws similar to stringent European privacy laws that require data mapping, consumer rights to erasure, deletion, and portability that will be materially costly for TMTG to interpret, implement and maintain. If TMTG fails to comply with federal or state data protection and data privacy laws, or if regulators or plaintiffs assert TMTG has failed to comply with them, it may lead to regulatory enforcement actions, private lawsuits and/or reputational damage. For example, in June 2018, California was the first U.S. state to pass the California Consumer Privacy Act (“CCPA”), which provides data privacy rights for consumers and operational requirements for companies like TMTG. The CCPA gives California residents new rights to access and requires deletion of their personal information, opt out of certain personal information sharing, and receipt of detailed information about how their personal information is collected, used, and shared, among other stringent requirements. The CCPA provides for civil penalties for violations, and creates a private right of action for privacy and security violations/breaches that could lead to consumer class actions and other litigation against TMTG. Additionally, the California Privacy Rights Act (“CPRA”), passed in November 2020. The CPRA imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. The majority of the provisions took effect on January 1, 2023. TMTG may be required to make additional compliance investments and changes to its business processes in order to comply with individual state privacy and security laws currently in effect and/or as they are enacted.

The FTC Act prohibits unfair and deceptive practices. The FTC has broad investigatory authority, including the authority to subpoena witnesses, demand civil investigation, and require businesses to submit written reports under oath. The FTC can and does engage in enforcement actions, issue rulings, and seek civil penalties in federal court. An FTC enforcement action may lead to court orders, injunctions, additional regulatory enforcement actions, consent decrees which are posted publicly on the FTC’s website, consent orders, a reduction in revenue, and/or reputational damage.

The Children’s Online Privacy Protection Act (“COPPA”) expands liability for the collection of information by operators of websites and other electronic solutions that are directed to children. Legal guardian consent is required for certain activities involving the data of children. Questions exist as to how regulators and courts may interpret the scope and circumstances for potential liability under COPPA, but this remains a significant focus of the FTC in light of mental health and other concerns over children’s use of social media. FTC continues to provide guidance and clarification regarding COPPA. FTC guidance or enforcement precedent may make it difficult or impractical for TMTG to provide advertising on certain websites, services or applications. In addition, the FTC has fined an advertising network for certain methods of collecting and using data from mobile applications, including certain applications directed at children, and failing to disclose the data collection to mobile application developers in its network.

TMTG is subject to the European Union’s General Data Protection Regulation (EU) 2016/679 (“GDPR”), which applies to all members of the European Economic Area (“EEA”) and, in some circumstances, to controllers and processors in a jurisdiction outside the EEA including any business, regardless of its location, that provides goods or services to data subjects located in the EEA, or monitors the behavior of EEA data subjects. The GDPR imposes significant restrictions, obligations and penalties on data controllers and data processors, including stringent requirements for the processing of personal data. If TMTG fails to comply with the GDPR, it may lead to regulatory investigation with possible enforcement of monetary penalties ranging from 10 million to 20 million euros, or 2% to 4% of annual worldwide revenue (whichever is higher), private or class action lawsuits and/or reputational damage.

Further, withdrawal of the United Kingdom (“UK”) from the European Union (“EU”) has led to legal uncertainty and divergent national laws and regulations. In particular, while the Data Protection Act of 2018, which supplements the GDPR, is now effective in the UK alongside the UK GDPR, it is still unclear whether transfer of data from the EEA to the UK will remain lawful under the GDPR without additional safeguards.

EU laws regulate transfers of EEA personal data to third countries, such as the United States, that have not been found to provide adequate protection of such personal data. Recent legal developments in the EU have created complexity and uncertainty regarding transfers of personal data from the EEA and the UK to the United States and other jurisdictions. For example, on July 16, 2020, the European Court of Justice (“CJEU”) invalidated the EU-U.S. Privacy Shield framework (“Privacy Shield”), which provided companies with a mechanism to comply with data protection requirements when transferring personal data from the EEA/UK to the United States. The same decision also cast doubt on the ability to use one of the primary alternatives to the Privacy Shield, namely, the European Commission’s Standard Contractual Clauses (“SCCs”), to lawfully transfer personal data from Europe to the United States and most other countries (though the SCCs currently remain a valid data transfer mechanism under the GDPR and UK GDPR). On July 10, 2023, the European Commission adopted an adequacy decision concluding that the United States ensures an adequate level of protection for personal data transferred from the European Union to organizations in the United States that are included in the “Data Privacy Framework List,” which is maintained by the U.S. Department of Commerce pursuant to the EU-U.S. Data Privacy Framework. The impact of the European Commission’s adequacy decision is complex, evolving, and may be reviewed by the CJEU. A future invalidation of the Privacy Shield by the CJEU will create additional uncertainty and will mean there are few if any viable alternatives to the Privacy Shield and the SCCs for the foregoing purposes, which may lead to government enforcement actions, litigation, fines and penalties or adverse publicity that could have an adverse effect on TMTG’s reputation, revenue, operations and business.

In Canada, TMTG is subject to the laws of the individual provinces, as well as Canada’s Personal Information and Protection of Electronic Documents Act (“PIPEDA”). PIPEDA provides Canadian residents with privacy protections and sets out rules for how companies may collect, use and disclose personal information in the course of commercial activities. The costs of compliance with, and other burdens imposed by, these and other international data privacy and security laws may limit the use and adoption of TMTG’s solutions, products and services and could have a materially adverse impact on its business. Any failure or perceived failure by TMTG or third-party service providers to comply with international data privacy and security laws may lead to regulatory enforcement actions, fines, private lawsuits or reputational damage.

Evolving definitions of personal data within the EU, especially relating to the classification of IP addresses, machine or device identifiers, geo-location data and other such information, may cause TMTG to change its business practices, diminish the quality of its data and the value of its solution, and hamper its ability to provide or expand its offerings. TMTG’s failure to comply with evolving interpretations of applicable laws and regulations, or to adequately protect personal data, could result in enforcement action against TMTG or reputational harm, which could have a material adverse impact on TMTG’s business, financial condition and results of operations.

In addition to compliance with government regulations, TMTG expects to participate in trade associations and industry self-regulatory groups that promulgate best practices or codes of conduct addressing the provision of internet advertising. TMTG could be adversely affected by changes to these guidelines and codes in ways that are inconsistent with its practices or in conflict with the laws and regulations of U.S. or international regulatory authorities. For instance, new guidelines, codes or interpretations, by self-regulatory organizations or government agencies, may require additional disclosures or additional consumer consents, such as “opt-in” permissions to share, link or use data, such as health data from third parties, in certain ways. If TMTG fails to abide by, or is perceived as not operating in accordance with, industry best practices or any industry guidelines or codes with regard to privacy, its reputation may suffer and TMTG could lose relationships with advertisers and digital media properties.

Economic downturns and market conditions beyond TMTG’s control could adversely affect its business, financial condition and operating results.

TMTG’s business depends on the overall demand for advertising and on the economic health of advertisers that benefit from Truth Social. Economic downturns or unstable market conditions may cause advertisers to decrease their advertising budgets, which could reduce spend with Truth Social and adversely affect TMTG’s business, financial condition and operating results. For example, to the extent there is a disruption in economic activity globally, it could adversely affect our business, financial condition and operating results through prolonged decreases in advertising spend, credit deterioration of our customers, depressed economic activity, or declines in capital markets.

The loss of key personnel or the inability of replacements to quickly and successfully perform in their new roles could adversely affect TMTG’s business.

TMTG depends on the leadership and experience of its relatively small number of key executive management personnel. The pursuit of the merger and the preparation for the integration have placed a burden on TMTG’s management and internal resources. TMTG has experienced management departures, and may continue to experience management departures. Any significant diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could have a material adverse effect on TMTG’s business, financial condition and results of operations. The loss of the services of these key employees or TMTG’s executive management members could have a material adverse effect on TMTG’s business and prospects, as TMTG may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs. Furthermore, if TMTG loses or terminates the services of one or more of its key employees or if one or more of TMTG’s current or former executives or key employees joins a competitor or otherwise competes with TMTG, it could impair TMTG’s business and its ability to successfully implement TMTG’s business plan. Additionally, if TMTG is unable to hire qualified replacements for its executive and other key positions in a timely fashion, its ability to execute its business plan would be harmed. Even if TMTG can quickly hire qualified replacements, TMTG could experience operational disruptions and inefficiencies during any such transition. TMTG believes that its future success will depend on its continued ability to attract and retain highly skilled and qualified personnel.

In addition, many of TMTG’s key technologies and systems will be custom-made for TMTG’s business by TMTG’s personnel. The loss of key engineering, product development, marketing and sales personnel could disrupt TMTG’s operations and have an adverse effect on TMTG’s business.

As TMTG continues to grow, TMTG cannot guarantee that it will continue to attract the personnel it needs to maintain its competitive position. In particular, TMTG intends to hire additional technically-skilled personnel following the Closing, and TMTG expects to face significant competition from other companies in hiring such personnel. As TMTG matures, the incentives to attract, retain and motivate employees provided by TMTG’s equity awards or by future arrangements, such as through cash bonuses, may not be effective. If TMTG does not succeed in attracting, hiring and integrating excellent personnel, or retaining and motivating existing personnel, TMTG may be unable to grow effectively.

If Truth Social fails to develop and maintain followers or a sufficient audience, if adverse trends develop in the social media platforms generally, or if President Trump were to cease to be able to devote substantial time to Truth Social, TMTG’s business would be adversely affected.

Social media platforms are speculative businesses because revenues and income derived from them depend primarily upon the continued acceptance of that platform. Public acceptance of a particular platform depends upon, among other things, the ease of use of the platform, promotion of that platform, and the quality and acceptance of competing platforms. A user decline could make it economically inefficient to continue providing for the use of the platform. If President Trump fails to retain the public’s interest, or if the customer base were to cease using Truth Social, it could result in a write-down of TMTG’s capitalized development costs. The amount of any write-down would vary depending on a number of factors, including when the product or service ceased.

TMTG has placed emphasis on building a platform for all Americans to freely express themselves through Truth Social. In particular, President Trump has stated that this is a platform for all who have been censored by big tech. Failure to realize this vision would adversely affect TMTG’s brand and business prospects.

Truth Social is being developed as a global platform for public self-expression and conversation in real time, and the market for Truth Social is relatively new and may not develop as expected, if at all. People who are not Truth Social users may not understand the value of Truth Social. Convincing potential new users, especially users who oppose big tech censorship, of the value of Truth Social is critical to increasing TMTG’s user base and to the success of TMTG’s business. In addition, there are a number of other social media platforms that focus on the same audience that Truth Social will focus on. To the extent users prefer a platform that is not associated with President Trump, our ability to attract users may decrease. Additionally, as a private company under new ownership, X may demonstrate a sustained commitment to free speech principles that will heighten competition for users who prioritize such principles. Failure to attract a sufficient user base would adversely affect TMTG’s business prospects.

If TMTG’s users do not continue to contribute content or their contributions are not valuable to other users, TMTG may experience a decline in the number of users accessing its products and services and user engagement, which could result in the loss of advertisers and revenue.

TMTG’s success depends on its ability to provide users with products, which in turn for Truth Social depends on the content contributed by TMTG’s users. TMTG believes that one of Truth Social’s competitive advantages will be the quality, quantity and real-time nature of the content on Truth Social, and that access to unique or real-time content is one of the main reasons users may visit Truth Social. TMTG seeks to foster a broad and engaged user community, and TMTG intends to encourage high-profile individuals and entities to use TMTG’s products and services to freely express their views to broad audiences without the fear of being censored or cancelled for any unpopular or non-woke opinions. TMTG may also encourage media outlets to use its products and services to distribute their content. If users, including influential users, do not contribute content to Truth Social, and it is unable to provide users with valuable and timely content, TMTG’s user base and user engagement may decline. Additionally, if TMTG is not able to address user concerns regarding the safety and security of Truth Social or if TMTG is unable to successfully prevent abusive or other hostile behavior on Truth Social, the size of the Truth Social user base and user engagement may decline. TMTG may rely on the sale of advertising services for the substantial majority of TMTG’s revenue. If TMTG experiences a decline in the number of users or a decline in user engagement, including as a result of the loss of high-profile individuals and entities who generate content on Truth Social, advertisers may not view Truth Social as attractive for their marketing expenditures, and may reduce their spending with TMTG—which would harm TMTG’s business and operating results.

TMTG’s focus on product innovation and user engagement rather than short-term operating results may adversely affect TMTG’s revenues.

TMTG is committed to quickly developing and launching new and innovative features. TMTG intends to focus on improving the user experience for Truth Social and on developing new and improved products and services for the advertisers on Truth Social. TMTG intends to prioritize innovation and the experience for users and advertisers on Truth Social over short-term operating results. TMTG may frequently make product and service decisions that may reduce TMTG’s short-term operating results if it believes that the decisions are consistent with its goals to improve the user experience and performance for advertisers, which it believes will improve its operating results over the long term. These intended decisions may not be consistent with the short-term expectations of investors and may not produce the long-term benefits that TMTG expects, in which case Truth Social user growth and user engagement, its relationships with advertisers and its business and operating results could be harmed. In addition, TMTG’s intent to focus on the user experience may negatively impact TMTG’s relationships with prospective advertisers. This could result in a loss of advertisers, which could harm TMTG’s revenue and operating results.

Truth Social user growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks, and standards that TMTG does not control.

TMTG intends to make its products and services available across a variety of operating systems and through websites. TMTG will be dependent on the interoperability of Truth Social with popular devices, desktop and mobile operating systems and web browsers that TMTG does not control, such as Mac OS, Windows, Android, iOS, Chrome and Firefox. Any changes in such systems, devices or web browsers that degrade the functionality of TMTG’s products and services or give preferential treatment to competitive products or services could adversely affect usage of TMTG’s products and services. Further, if the number of platforms for which TMTG develops its product expands, it will result in an increase in TMTG’s operating expenses. In order to deliver high-quality products and services, it is important that TMTG’s products and services work well with a range of operating systems, networks, devices, web browsers and standards that TMTG does not control. In addition, because a majority of TMTG’s future users may access TMTG’s products and services through mobile devices, TMTG is particularly dependent on the interoperability of its products and services with mobile devices and operating systems. TMTG may not be successful in developing relationships with key participants in the mobile industry or in developing products or services that operate effectively with these operating systems, networks, devices, web browsers and standards. In the event that it is difficult for TMTG’s users to access and use TMTG’s products and services, particularly on their mobile devices, TMTG’s user growth and engagement could be harmed, and its business and operating results could be adversely affected.

TMTG may not be successful in its efforts to grow and monetize Truth Social.

TMTG may not be successful in building products that maintain user engagement. If TMTG is not successful in its efforts to grow Truth Social and monetize such growth, TMTG’s user growth and user engagement and TMTG’s financial results may be adversely affected.

TMTG’s independent registered public accounting firm has indicated that TMTG’s financial condition raises substantial doubt as to its ability to continue as a going concern.

The combined financial statements which accompany this prospectus have been prepared assuming that TMTG will continue as a going concern. As discussed in the report of TMTG’s independent registered public accounting firm and the combined financial statements, TMTG has suffered negative cash flows and recurring losses from operations that raise substantial doubt about its ability to continue as a going concern.

To date, TMTG has financed its operations principally through loans or offerings of securities exempt from the registration requirements of the Securities Act. TMTG’s management believes that capital raised from the Business Combination will be sufficient to retire existing debt and to fund existing operations should projected cash flow be insufficient to fund operations. TMTG may require substantial additional financing at various intervals in order to continue to develop and promote Truth Social, including significant requirements for operating expenses including intellectual property protection and enforcement, for pursuit of regulatory approvals, and for commercialization of Truth Social. TMTG can provide no assurance that additional funding will be available on a timely basis, on terms acceptable to TMTG, or at all. In the event that TMTG is unable to obtain such financing, it will not be able to fully develop and commercialize Truth Social. If TMTG becomes unable to obtain additional capital and to continue as a going concern, it may have to liquidate its assets and the value TMTG receives for its assets in liquidation or dissolution could be significantly lower than the values reflected in TMTG’s financial statements.

TMTG’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Any estimates and forecasts relating to the size and expected growth of the target market and market demand which may inform TMTG’s financial model may also prove to be inaccurate. The estimated addressable market may not materialize in the timeframe estimated by management, if ever, and even if the markets meet the size estimates and growth estimates considered in relation to TMTG’s financial model, our business could fail to grow at similar rates.

TMTG’s business depends on continued and unimpeded access to Truth Social on the Internet by TMTG’s users and advertisers. If TMTG’s users experience disruptions in Internet service or if Internet service providers are able to block, degrade or charge for access to TMTG’s products and services, TMTG could incur additional expenses and the loss of users and advertisers.

TMTG depends on the ability of TMTG’s users and advertisers to access the Internet. This access will be provided by companies—including hostile legacy technology companies—that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, government-owned service providers, device manufacturers and operating system providers, any of whom could take actions that degrade, disrupt or increase the cost of user access to TMTG’s products or services, which would, in turn, negatively impact TMTG’s business. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws or practices limiting Internet neutrality, could decrease the demand for, or the usage of, TMTG’s products and services, increase TMTG’s cost of doing business and adversely affect TMTG’s operating results. TMTG will also rely on other companies to maintain reliable network systems that provide adequate speed, data capacity and security to us and TMTG’s users. As the Internet continues to experience growth in the number of users, frequency of use and amount of data transmitted, the Internet infrastructure that TMTG and its users rely on may be unable to support the demands placed upon it. The failure of the Internet infrastructure that TMTG or TMTG’s users rely on, even for a short period of time, could undermine TMTG’s operations and harm TMTG’s operating results.

If TMTG fails to expand effectively in international markets, TMTG’s revenue and TMTG’s business will be harmed.

Notwithstanding Truth Social’s recent announcement of the general availability of Truth Social internationally, TMTG may not be able to monetize TMTG’s products and services internationally as a result of competition, advertiser demand, differences in the digital advertising market and digital advertising conventions, as well as differences in the way that users in different countries access or utilize TMTG’s products and services. Differences in the competitive landscape in international markets may impact TMTG’s ability to monetize TMTG’s products and services.

TMTG’s business is highly competitive. Competition presents an ongoing threat to the success of TMTG’s business. If TMTG is unable to compete effectively for users and advertiser spend, TMTG’s business and operating results could be harmed.

Competition for users of TMTG’s products and services is intense. Although TMTG has developed a global platform for public self-expression and conversation in real time, TMTG faces strong competition in its business. TMTG competes against many companies to attract and engage users, including companies which have greater financial resources and substantially larger user bases, such as X (formerly known as Twitter), Meta (including Facebook and Instagram), Alphabet/Google, Netflix, Disney+, Hulu, Microsoft (including LinkedIn), and Yahoo!, which offer a variety of Internet and mobile device-based products, services and content. For example, Facebook and X operate social networking sites with significantly more users than Truth Social may have in the future. Additionally, as a private company under new ownership, X may demonstrate a sustained commitment to free speech principles that will heighten competition for users who prioritize such principles.

TMTG believes that its ability to compete effectively for users depends upon many factors both within and beyond TMTG’s control, including:

•	the popularity, usefulness, ease of use, performance and reliability of TMTG’s products and services compared to those of TMTG’s competitors;

•	the amount, quality and timeliness of content generated by TMTG’s users;

•	the timing and market acceptance of TMTG’s products and services;

•	the reduced availability of data used by ad targeting and measurement tools;

•	government restrictions on access to TMTG products, or other actions that impair our ability to sell advertising, in their states or countries;

•

adverse litigation, government actions, or legislative, regulatory, or other legal developments relating to advertising, including developments that may impact our ability to deliver, target, or measure the effectiveness of advertising;

•	the adoption of TMTG’s products and services internationally;

•	TMTG’s ability, and the ability of TMTG’s competitors, to develop new products and services and enhancements to existing products and services;

•	the frequency and relative prominence of the ads displayed by TMTG or TMTG’s competitors;

•	TMTG’s ability to establish and maintain relationships with platform partners that integrate with Truth Social;

•

changes mandated by, or that TMTG elects to make to address, legislation, regulatory authorities or litigation, including settlements and consent decrees, some of which may have a disproportionate effect on TMTG;

•	the application of antitrust laws both in the United States and internationally;

•	government action regulating competition;

•	TMTG’s ability to attract, retain and motivate talented employees, particularly engineers, designers and product managers;

•	TMTG’s ability to build, maintain, and scale technical infrastructure, and risks associated with disruptions in TMTG’s service, catastrophic events, cyber-attacks, and crises;

•	acquisitions or consolidation within TMTG’s industry, which may result in more formidable competitors; and

•	TMTG’s reputation and the brand strength relative to its competitors.

TMTG faces significant competition for advertiser spend. TMTG’s revenue has initially been generated through ads on Truth Social, and TMTG will compete against online and mobile businesses, including those referenced above, for advertising budgets. In order to grow TMTG’s revenue and improve TMTG’s operating results, TMTG may increase TMTG’s share of spending on advertising relative to TMTG’s competitors, many of which are larger companies that offer more traditional and widely accepted advertising products. In addition, some of TMTG’s larger competitors have substantially broader product or service offerings and user bases and leverage their relationships based on other products or services to gain additional share of advertising budgets.

TMTG believes that its ability to compete effectively for advertiser spend depends upon many factors both within and beyond TMTG’s control, including:

•	the size and composition of TMTG’s user base relative to those of TMTG’s competitors;

•	TMTG’s ad targeting capabilities, and those of TMTG’s competitors;

•	the timing and market acceptance of TMTG’s advertising services, and those of TMTG’s competitors;

•	the propensity of advertisers to support free speech-focused platforms like Truth Social

•	TMTG’s marketing and selling efforts, and those of TMTG’s competitors;

•	the pricing for TMTG’s products relative to the advertising products and services of TMTG’s competitors;

•	the return TMTG’s advertisers receive from TMTG’s advertising services, and those of TMTG’s competitors;

•	TMTG’s reputation and the strength of TMTG’s brand relative to TMTG’s competitors;

•	the engagement of TMTG’s users with TMTG’s products;

•	TMTG’s ability to monetize Truth Social, including TMTG’s ability to successfully monetize mobile usage;

•	TMTG’s customer service and support efforts;

•	TMTG’s ability to establish and maintain developers’ interest in building Truth Social;

•	acquisitions or consolidations within TMTG’s industry, which may result in more formidable competitors; and

•	TMTG’s ability to cost-effectively manage and grow its operations.

In recent years, there have been significant acquisitions and consolidation by and among TMTG’s potential competitors. TMTG anticipates this trend of consolidation will continue, which will present heightened competitive challenges for TMTG’s business. Acquisitions by TMTG’s competitors may result in reduced functionality of Truth Social. Any elimination of integration with Truth Social in the future may adversely impact TMTG’s business and operating results.

Consolidation may also enable TMTG’s larger competitors to offer bundled or integrated products that feature alternatives to Truth Social. Reduced functionality of Truth Social, or TMTG’s competitors’ ability to offer bundled or integrated products that compete directly with TMTG, may cause TMTG’s user growth, user engagement and ad engagement to decline and advertisers to reduce their spending with TMTG. If TMTG is not able to compete effectively for users and advertiser spend its business and operating results would be materially and adversely affected.

Many of TMTG’s potential competitors have significantly greater resources and better competitive positions in certain markets than TMTG does. These factors may allow TMTG’s competitors to respond more effectively to new or emerging technologies and changes in market requirements. TMTG’s competitors may develop products, features, or services that are similar to TMTG’s or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. In addition, platform partners may use information shared by TMTG’s users through Truth Social in order to develop products or features that compete with TMTG. If TMTG is not able to effectively compete, TMTG’s user base and level of user engagement may decrease, which could make TMTG less attractive to developers and advertisers and materially and adversely affect TMTG’s revenue and results of operations.

Truth Social exists to provide its users a true free speech platform and avoid cancellation or censorship by big tech. There is nothing preventing big tech from ceasing to cancel different voices. If that were to happen, the number of users on TMTG’s platform may decrease.

Action by governments to censor content on or restrict access to Truth Social in their countries could substantially harm TMTG’s business and financial results.

It is possible that governments of one or more countries may seek to censor content available on Truth Social in their country or impose other restrictions that may affect the accessibility of Truth Social in their country for an extended period of time or indefinitely. In addition, governments in other countries may seek to restrict access to Truth Social from their country entirely if they consider TMTG to be in violation of their laws. In the event that access to Truth Social is restricted, in whole or in part, in one or more countries or TMTG’s competitors are able to successfully penetrate geographic markets that TMTG cannot access, TMTG’s ability to retain or increase TMTG’s user base and user engagement may be adversely affected, TMTG may not be able to maintain or grow TMTG’s revenue as anticipated, and TMTG’s financial results could be adversely affected. See “Risk Factors — Risks Related to TMTG’s Business — TMTG may be subject to greater risks than typical social media platforms because of the focus of its offerings and the involvement of President Trump. These risks include active discouragement of users, harassment of advertisers or content providers, increased risk of hacking of TMTG’s platform, lesser need for Truth Social if First Amendment speech is not suppressed, criticism of Truth Social for its moderation practices, and increased stockholder suits.”

TMTG’s new products, services and initiatives and changes to existing products, services and initiatives could fail to attract sufficient users and advertisers or generate revenue.

TMTG’s ability to increase the size and engagement of Truth Social’s user base, attract advertisers and generate revenue will depend in part on TMTG’s ability to create successful new products and services, both independently and in conjunction with third parties. TMTG may introduce significant changes to TMTG’s existing products and services or develop and introduce new and unproven products and services, including technologies with which TMTG has little or no prior development or operating experience. If new or enhanced products or services fail to engage users and advertisers, TMTG may fail to attract or retain users or to generate sufficient revenue or operating profit to justify TMTG’s investments, and TMTG’s business and operating results could be adversely affected. In the future, TMTG may invest in new products, services, and initiatives to generate revenue, but there is no guarantee these approaches will be successful. If TMTG’s strategic initiatives do not enhance TMTG’s ability to monetize TMTG’s products and services or enable it to develop new approaches to monetization, TMTG may not be able to maintain or grow TMTG’s revenue or recover any associated development costs and TMTG’s operating results could be adversely affected.

If TMTG’s efforts to build and maintain strong brand identity, improve the user base for Truth Social, and develop additional products are not successful, TMTG may not be able to attract or retain users, and TMTG’s operating results will be affected adversely. If events occur that damage TMTG’s reputation and brand, TMTG’s ability to expand TMTG’s base of users, developers and advertisers may be impaired, and TMTG’s business and financial results may be harmed.

TMTG believes that the Trump brand will significantly contribute to the success of TMTG’s business. TMTG also believes that maintaining and enhancing TMTG’s brand is critical to expanding its base of users, developers and advertisers. Maintaining and enhancing TMTG’s brand will depend largely on TMTG’s ability to continue to provide useful, reliable, trustworthy and innovative products, which TMTG may not do successfully. TMTG may introduce new products or terms of service that users do not like, which may negatively affect TMTG’s brand. Additionally, the actions of TMTG’s platform developers may affect TMTG’s brand if users do not have a positive experience using third-party apps and websites integrated with Truth Social. TMTG’s brand may also be negatively affected by the actions of users that are hostile towards President Trump or towards other people, by users impersonating other people, by users identified as spam, by users introducing excessive amounts of spam on TMTG’s platform, by third parties obtaining control over users’ accounts or by unauthorized access to TMTG’s data or TMTG’s users’ data. TMTG expects that in the future TMTG may experience media, judicial, legislative, or regulatory scrutiny of TMTG’s decisions regarding user privacy, data use, encryption, content, product design, algorithms, advertising, or other issues, which may adversely affect TMTG’s reputation and brand. TMTG also may fail to provide adequate customer service, which could erode confidence in TMTG’s platform. Maintaining and enhancing TMTG’s platform may require it to make substantial investments and these investments may not be successful. If TMTG fails to successfully promote and maintain its platform or if it incurs excessive expenses in this effort, TMTG’s business and financial results may be adversely affected.

Following the Business Combination, TMTG may need additional capital, and TMTG cannot be sure that additional financing will be available.

Although TMTG currently anticipates that the proceeds from the Business Combination, together with TMTG’s available funds and cash flow from operations, will be sufficient to meet TMTG’s cash needs for the foreseeable future, TMTG may eventually require additional financing. TMTG’s ability to obtain financing will depend, among other things, on TMTG’s development efforts, business plans, operating performance and condition of the capital markets at the time TMTG seeks financing. TMTG cannot assure you that additional financing will be available to it on favorable terms when required, or at all. If TMTG raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of New Digital World common stock, and the existing stockholders may experience dilution.

Any significant disruption in service on Truth Social or in TMTG’s information systems could result in a loss of users or subscribers.

Potential users and subscribers will access Truth Social through TMTG’s website and related mobile applications, where the title selection process may be integrated with TMTG’s delivery processing systems and software. TMTG’s reputation and ability to attract, retain and serve TMTG’s subscribers is dependent upon the reliable performance of TMTG’s website and related apps, network infrastructure and fulfillment processes. Interruptions in these systems could make TMTG’s website unavailable and hinder TMTG’s ability to fulfill selections. Some of TMTG’s software is proprietary, and TMTG may rely on the expertise of members of TMTG’s engineering and software development teams for the continued performance of TMTG’s software and computer systems. Service interruptions or the unavailability of TMTG’s website could diminish the overall attractiveness of TMTG’s subscription service to existing and potential subscribers.

TMTG’s servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in TMTG’s service and operations and loss, misuse or theft of data. TMTG’s website may periodically experience directed attacks intended to cause a disruption in service. Any attempts by hackers to disrupt TMTG’s website service or TMTG’s internal systems, if successful, could harm TMTG’s business, be expensive to remedy and damage TMTG’s reputation. Efforts to prevent hackers from entering TMTG’s computer systems may be expensive to implement and may limit the functionality of TMTG’s services. Any significant disruption to TMTG’s website or internal computer systems could result in a loss of subscribers and adversely affect TMTG’s business and results of operations.

TMTG’s industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or users’ data or to disrupt our ability to provide service. TMTG’s products and services involve the collection, storage, processing, and transmission of a large amount of data. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data, including personal information, content, or payment information from users, or information from marketers, could result in the loss, modification, disclosure, destruction, or other misuse of such data, which could harm our business and reputation and diminish TMTG’s competitive position. In addition, computer malware, viruses, social engineering (such as spear phishing attacks), scraping, and general hacking are prevalent in TMTG’s industry and are likely to occur on TMTG’s systems in the future. TMTG will also regularly encounter attempts to create false or undesirable user accounts, purchase ads, or take other actions on our platform for purposes such as spamming, spreading misinformation, or other illegal, illicit, or otherwise objectionable ends. As a result of our prominence, the prominence and involvement of President Trump, the size of TMTG’s user base, the types and volume of personal data and content on TMTG’s systems, and the evolving nature of TMTG’s products and services (including our efforts involving new and emerging technologies), TMTG believes that it is a particularly attractive target for such breaches and attacks, including from nation states and highly sophisticated, state-sponsored, or otherwise well-funded actors, and TMTG may experience heightened risk from time to time as a result of geopolitical events. TMTG’s efforts to address undesirable activity on our platform also increase the risk of retaliatory attacks. Such breaches and attacks may cause interruptions to the services TMTG provides, degrade the user experience, cause users or marketers to lose confidence and trust in TMTG products, impair TMTG’s internal systems, or result in financial harm to TMTG. TMTG’s efforts to protect its company data or the information it receives, and to disable undesirable activities on TMTG’s platform, may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance, including defects or vulnerabilities in TMTG’s vendors’ information technology systems or offerings; government surveillance; breaches of physical security of TMTG’s facilities or technical infrastructure; or other threats that evolve. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users’ data. Cyber-attacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although TMTG has developed systems and processes that are designed to protect its data and user data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, TMTG cannot guarantee that such measures will provide absolute security, that TMTG will be able to react in a timely manner, or that TMTG’s remediation efforts will be successful. The changes in TMTG’s work environment as a result of certain personnel working remotely could also impact the security of our systems, as well as our ability to protect against attacks and detect and respond to them quickly. Furthermore, TMTG believes that it is a particularly attractive target for cyber-attacks and security breaches because of the prominence and involvement of President Trump in TMTG.

TMTG’s communications hardware and the computer hardware used to operate TMTG’s website will initially be hosted at the facilities of a third-party provider. Hardware for TMTG’s delivery systems is intended to be maintained in TMTG’s distribution centers. Fires, floods, earthquakes, adverse weather conditions, other natural disasters, power losses, telecommunications failures, cyber-attacks, public health crises, terrorism, geopolitical conflict, break-ins, and similar events could damage these systems and hardware or cause them to fail completely. Problems faced by TMTG’s third-party web hosting provider, with the telecommunications network providers with whom it contracts or with the systems by which it allocates capacity among its subscribers, including us, could impact adversely the experience of TMTG’s subscribers. Any of these problems could result in a loss of subscribers.

Privacy concerns could limit TMTG’s ability to leverage Truth Social user data.

In the ordinary case of business, TMTG may collect and utilize data supplied by Truth Social. TMTG may face certain legal obligations regarding the manner in which TMTG treats such information. These legal obligations are complex and rapidly evolving, other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the Internet regarding users’ browsing and other habits. Increased regulation of data utilization practices, including self-regulation, as well as increased enforcement of existing laws, could have an adverse effect on TMTG’s business.

Improper access to or disclosure of TMTG’s users’ information could harm TMTG’s reputation and adversely affect TMTG’s business.

TMTG’s efforts to protect the information that TMTG’s users have chosen to share using Truth Social may be unsuccessful due to the actions of third parties, software bugs or other technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to TMTG’s data or TMTG’s users’ data. If any of these events occur, TMTG’s users’ information could be accessed or disclosed improperly. Truth Social’s Data Privacy Policy governs the use of information that users have chosen to share using Truth Social. Some platform developers may store information provided by TMTG’s users through apps on the Truth Social platform or websites integrated with Truth Social. If these third parties or platform developers fail to adopt or adhere to adequate data security practices or fail to comply with TMTG’s terms and policies, or in the event of a breach of their networks, TMTG’s users’ data may be improperly accessed or disclosed. Any incidents involving unauthorized access to or improper use of the information of TMTG’s users could damage TMTG’s reputation and TMTG’s brand and diminish TMTG’s competitive position. In addition, the affected users or government authorities could initiate legal or regulatory action against TMTG in connection with such incidents, which could cause TMTG to incur significant expense and liability or result in orders or consent decrees forcing TMTG to modify its business practices. Any of these events could have a material and adverse effect on TMTG’s business, reputation or financial results.

Unfavorable media coverage could negatively affect TMTG’s business.

TMTG may receive a high degree of media coverage around the world, including regarding, without limitation, TMTG’s privacy practices, product changes, product quality, litigation or regulatory activity, or the actions of TMTG’s platform or developers or TMTG’s users. For example, numerous media outlets reported on the fact that, in June 2022, TMTG received subpoenas from the SEC and a federal grand jury sitting in the Southern District of New York seeking documents relating to, among other things, Digital World and other potential counterparties. See “Risk Factors — Risks Related to Digital World and the Business Combination — Digital World was in the past, and continues to be, subject to inquiries, exams, pending investigations, or enforcement matters.” In or about October 2022, a now-former TMTG employee initiated a series of unauthorized leaks of TMTG’s confidential information to various media outlets, which resulted in the publication of numerous stories portraying TMTG and its management in a negative light. On May 20, 2023, TMTG filed a $3.8 billion defamation lawsuit against the Washington Post in connection with a May 13, 2023 article. On July 12, 2023, the Washington Post removed the case to federal court, where it remains pending as of December 11, 2023.

On November 20, 2023, in connection with reporting about TMTG’s financial results, TMTG filed a lawsuit for defamation and injurious falsehood in Florida state court against 20 media defendants. TMTG and one defendant — Nexstar Media, Inc. (“Nexstar”), which owns The Hill — subsequently agreed to resolve their dispute outside of court, to both parties’ mutual satisfaction. In connection with such resolution, The Hill retracted a November 13, 2023 article, and TMTG’s lawsuit was dismissed as to Nexstar on December 4, 2023. All other terms of TMTG’s settlement with Nexstar remain confidential, and TMTG’s lawsuit is proceeding against all other defendants.

Unfavorable and continued high-profile publicity could adversely affect TMTG’s reputation and its ability to transact with its third-party providers. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of TMTG’s user base and result in decreased revenue, which could adversely affect TMTG’s business and financial results. See “Risk Factors — Risks Related to TMTG’s Business — Donald J. Trump is the subject of numerous legal proceedings, the scope and scale of which are unprecedented for a former President of the United States and current candidate for that office. An adverse outcome in one or more of the ongoing legal proceedings in which President Trump is involved could negatively impact TMTG and its Truth Social platform.”

TMTG’s intellectual property may be infringed upon and others have and may continue to accuse TMTG of infringing on their intellectual property, either of which could adversely affect TMTG’s business and result in protracted and expensive litigation.

In recent years, there has been significant litigation in the United States over patents and other intellectual property rights. Although TMTG is not engaged in such litigation, in the future TMTG or customers who use TMTG’s products may be alleged to be infringing the trademarks, copyrights, patents and other intellectual property rights of third parties, including allegations made by TMTG’s competitors or by non-practicing entities. TMTG cannot predict whether assertions of third-party intellectual property rights or claims arising from these assertions will substantially harm TMTG’s business and operating results. If TMTG is forced to defend any infringement claims, whether they are with or without merit or are ultimately determined in TMTG’s favor, TMTG may face costly litigation and diversion of technical and management personnel. Some of TMTG’s competitors have substantially greater resources than TMTG does and are able to sustain the cost of complex intellectual property litigation to a greater extent and for longer periods of time than TMTG could. Furthermore, an adverse outcome of a dispute may require TMTG: to pay damages, potentially including treble damages, and attorneys’ fees, if TMTG is found to have willfully infringed a party’s patent or other intellectual property rights; to cease making, licensing or using products that are alleged to incorporate or make use of the intellectual property of others; to expend additional development resources to redesign TMTG’s products; to rebrand its services; and to enter into potentially unfavorable royalty or license agreements in order to obtain the rights to use necessary technologies and current branding. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to TMTG, or at all. In any event, TMTG may need to license intellectual property which would require TMTG to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in TMTG’s favor or without significant cash settlements, the time and resources necessary to resolve them could harm TMTG’s business, operating results, financial condition and reputation.

The USPTO has issued a non-final rejection of TMTG’s or its affiliate’s applications to register the trademarks “Truth Social” and “TRUTHSOCIAL” for use with a social media network based on its view that such use of these trademarks by TMTG would be likely to confuse consumers because of the similarity of these trademarks to existing registered and pending trademarks. On that basis, the owners of those registered trademarks may bring claims against TMTG alleging trademark infringement. If such claims were successful, TMTG may be forced to rebrand, to pay substantial monetary damages or to enter into a trademark license agreement on unfavorable terms.

In addition, if TMTG’s advertising customers do not own the copyright for advertising content included in their advertisements or if digital media property owners do not own the copyright for content to the digital media next to which the advertisements appear, advertisers and digital media properties could receive complaints from copyright owners, which could harm TMTG’s reputation and TMTG’s business.

As such, litigation diverts the time and resources of management, regardless of the merits of the claim. There can be no assurance that TMTG would prevail in any future litigation relating to TMTG’s licensing agreements. If TMTG were to lose such a case and be required to cease the sale of certain products or the use of certain technology or branding or were forced to pay monetary damages, the results could adversely affect TMTG’s business and reputation.

TMTG must comply with licenses related to the use of free, publicly-available software incorporated in Truth Social products; failure to do so could cause the loss of the ability to use such software which could in turn adversely affect TMTG’s revenues and results of operations.

In October 2021, Software Freedom Conservancy policy fellow Bradley M. Kuhn accused TMTG of violating the licensing agreement for the free, publicly available software platform, Mastodon. Although any entity can use the code from Mastodon, according to the licensing agreement (AGPLv3), each user of the software must receive “an opportunity to receive the entire Corresponding Source for the website based on that code.” Early users of Truth Social, Kuhn alleged, did not receive the source code.

On October 26, 2021, Mastodon sent a letter requesting that the Truth Social source code be made publicly available in compliance with the license. TMTG has since taken action to resolve this issue by publishing its source code.

TMTG may face similar risks in the future, and failure to comply with such licenses could cause the loss of the ability to use such software, which could in turn adversely affect TMTG’s revenues and results of operations.

TMTG operates in new and evolving industries. TMTG may not be able to respond to changes in market conditions or to new or emerging technologies.

You should take into account the risks and uncertainties frequently encountered by new companies in rapidly evolving markets. TMTG’s financial results in any given quarter can be influenced by numerous factors, many of which TMTG is unable to predict or is outside of TMTG’s control, including:

•	TMTG’s ability to maintain and grow TMTG’s user base and user engagement;

•	TMTG’s ability to attract and retain advertisers in a particular period;

•	seasonal fluctuations in spending by TMTG’s advertisers;

•	the number of ads shown to users;

•	the pricing of TMTG’s ads and other products;

•	TMTG’s ability to increase payments and other fees revenue;

•	the diversification and growth of revenue sources beyond advertising and payments;

•	the development and introduction of new products or services by us or TMTG’s competitors;

•	increases in marketing, sales, and other operating expenses that TMTG may incur to grow and expand TMTG’s operations and to remain competitive;

•	TMTG’s ability to maintain gross margins and operating margins;

•	TMTG’s ability to obtain equipment and components for TMTG’s data centers and other technical infrastructure in a timely and cost-effective manner;

•	system failures or breaches of security or privacy;

•	inaccessibility of Truth Social due to third-party actions;

•	adverse litigation judgments, settlements, or other litigation-related costs;

•	changes in the legislative or regulatory environment, including with respect to privacy, or enforcement by government regulators, including fines, orders, or consent decrees;

•	fluctuations in currency exchange rates and changes in the proportion of TMTG’s revenue and expenses denominated in foreign currencies;

•	fluctuations in the market values of TMTG’s portfolio investments and in interest rates;

•	changes in U.S. GAAP; and

•	changes in business or macroeconomic conditions.

TMTG’s business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to TMTG’s business practices, increased cost of operations, or declines in user growth or engagement, or otherwise harm TMTG’s business.

TMTG is subject to a variety of laws and regulations in the United States and abroad that involve matters central to TMTG’s business, including user privacy, rights of publicity, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, taxation, and online payment services. Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are complex, constantly evolving and can be subject to significant and rapid change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which TMTG operates. For example, the interpretation of some laws and regulations that govern the use of names and likenesses in connection with advertising and marketing activities is unsettled and developments in this area could affect the manner in which TMTG designs TMTG’s products, as well as TMTG’s terms of use. A number of proposals are pending before federal, state, and foreign legislative and regulatory bodies that could significantly affect TMTG’s business. Similarly, there have been a number of recent legislative proposals in the United States, at both the federal and state level, that would impose new obligations in areas such as privacy and liability for copyright infringement by third parties. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase TMTG’s operating costs, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that TMTG modify or cease existing business practices.

For more information, see the section entitled “Risk Factors — Risks Related to TMTG’s Business — TMTG’s reputation, competitive advantage, financial position and relationships with its users could be materially harmed if TMTG is unable to comply with complex and evolving data protection and privacy, security, and breach notification laws and regulations, and the costs and resources required to achieve compliance may have a materially adverse impact.”

If TMTG’s security measures are breached, or if TMTG’s products and services are subject to attacks that degrade or deny the ability of users to access TMTG’s products and services, TMTG’s products and services may be perceived as not being secure, users and advertisers may curtail or stop using TMTG’s products and services and TMTG’s business and operating results could be harmed.

TMTG’s industry is prone to cyber-attacks by third parties seeking unauthorized access to TMTG’s data, TMTG’s users’ data, or TMTG’s advertisers’ data. In addition, computer malware, viruses, social engineering (such as spear phishing attacks), scraping, and general hacking continue to be prevalent in TMTG’s industry and are likely to occur on TMTG’s systems in the future. TMTG’s products and services involve the storage and transmission of users’ and advertisers’ information, and security breaches expose it to a risk of loss of this information, litigation and potential liability. TMTG may experience cyber-attacks and other cybersecurity risks of varying degrees on a regular basis, and as a result, unauthorized parties may obtain access to TMTG’s data or TMTG’s users’ or advertisers’ data. TMTG’s security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees, users or advertisers to disclose sensitive information in order to gain access to TMTG’s data or TMTG’s users’ or advertisers’ data or accounts, or may otherwise obtain access to such data or accounts. Since TMTG’s users and advertisers may use their Truth Social accounts to establish and maintain online identities, unauthorized communications from Truth Social accounts that have been compromised may damage their reputations and brands as well as TMTG’s. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to TMTG’s reputation and a loss of confidence in the security of TMTG’s products and services that could have an adverse effect on TMTG’s business and operating results. Because the techniques used to obtain unauthorized access, disable, or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, TMTG may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of TMTG’s security occurs, the market perception of the effectiveness of TMTG’s security measures could be harmed, TMTG could lose users and advertisers and TMTG may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on TMTG’s business, reputation, and operating results.

TMTG may face lawsuits or incur liability as a result of content published on Truth Social.

TMTG may face claims relating to content that is published or made available through TMTG’s products and services or third-party products or services. In particular, the nature of TMTG’s business exposes it to claims related to defamation, intellectual property rights, rights of publicity and privacy, illegal content, content regulation and personal injury torts. The law relating to the liability of providers of online products or services for activities of their users remains somewhat unsettled, both within the United States and internationally. This risk may be enhanced in certain jurisdictions outside the United States where TMTG may be less protected under local laws than TMTG is in the United States. In addition, the public nature of communications on TMTG’s network exposes it to risks arising from the creation of impersonation accounts intended to be attributed to TMTG’s users or advertisers. TMTG could incur significant costs investigating and defending these claims. If TMTG incurs costs or liability as a result of these events occurring, TMTG’s business, financial condition and operating results could be adversely affected. See “Risk Factors — Risks Related to TMTG’s Business — TMTG may be subject to greater risks than typical social media platforms because of the focus of its offerings and the involvement of President Trump. These risks include active discouragement of users, harassment of advertisers or content providers, increased risk of hacking of TMTG’s platform, lesser need for Truth Social if First Amendment speech is not suppressed, criticism of Truth Social for its moderation practices, and increased stockholder suits.”

Many of TMTG’s products and services rely on, incorporate, and/or license open source software, which may pose particular risks to TMTG’s proprietary software, products, and services in a manner that could have a negative effect on TMTG’s business.

TMTG uses and plans to continue using open-source software in its products and services. For example, Truth Social was built using an AGPLv3 license (also referred to “copyleft” or a “viral license”). In addition, TMTG may contribute software source code to existing open-source projects, such as Mastodon, pursuant to applicable licenses or release internal software projects under open-source licenses and anticipate doing so in the future. The terms of many licenses to which TMTG is or is likely to become subject to have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on TMTG’s ability to provide or distribute TMTG’s products or services. Additionally, TMTG may from time-to-time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that TMTG developed using such software (which could include TMTG’s proprietary source code), or otherwise seeking to enforce the terms of an applicable license in a manner adverse to TMTG’s interests. TMTG is proactively working to mitigate these risks by developing technical solutions to these potential challenges. However, this re-engineering process could require significant additional research and development resources, and TMTG may not be able to complete it successfully or at a reasonable cost. In addition to risks related to license requirements, use of certain open-source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Additionally, because any software source code TMTG contributes to open-source projects is publicly available, TMTG’s ability to protect TMTG’s intellectual property rights with respect to such software source code may be limited or lost entirely, and TMTG is unable to prevent TMTG’s competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on TMTG’s business, financial condition, and operating results.

TMTG may rely in part on application marketplaces and Internet search engines to drive traffic to TMTG’s products and services, and if TMTG fails to appear high up in the search results or rankings, traffic to Truth Social could decline and TMTG’s business and operating results could be adversely affected.

Although TMTG offers a web application for Truth Social, TMTG may rely on application marketplaces, such as Apple’s App Store and Google’s Play, to drive downloads of TMTG’s mobile application. In the future, Apple, Google, or other operators of application marketplaces may make changes to their marketplaces which make access to TMTG’s products and services more difficult or impossible. Additionally, third parties may attempt to pressure Apple and Google to remove Truth Social from their application marketplaces, and such removal may constitute a force majeure event under the operative version of the License, Likeness, Exclusivity and Restrictive Covenant Agreement that TMTG has entered into with President Trump (the “License Agreement”), which allows TMTG to use “Trump Media & Technology Group Corp.” as its name and to use the name and likeness of President Trump, subject to certain limitations. Such a force majeure event may relieve President Trump of any obligation to post on or otherwise use Truth Social for so long as such event continues. See the section titled “Risk Factors — Risks Related to TMTG’s Business — TMTG may be subject to greater risks than typical social media platforms because of the focus of its offerings and the involvement of President Trump. These risks include active discouragement of users, harassment of advertisers or content providers, increased risk of hacking of TMTG’s platform, lesser need for Truth Social if First Amendment speech is no longer believed to be suppressed by other similar platforms, criticism of Truth Social for its moderation practices, and increased stockholder suits.”

TMTG may also depend in part on Internet search engines, such as Google, Bing, and Yahoo!, to drive traffic to Truth Social. For example, when a user types an inquiry into a search engine, TMTG may rely on a high organic search result ranking of TMTG’s web pages in these search results to refer the user to Truth Social. However, TMTG’s ability to maintain high organic search result rankings is not within TMTG’s control. TMTG’s competitors’ search engine optimization (“SEO”) efforts may result in their websites receiving a higher search result page ranking than TMTG’s, or Internet search engines could revise their methodologies in a way that would adversely affect TMTG’s search result rankings. For example, Google has integrated its social networking offerings, including Google+, with certain of its products, including search, which could negatively impact the organic search ranking of TMTG’s web pages. If Internet search engines modify their search algorithms in ways that are detrimental to us, or if TMTG’s competitors’ SEO efforts are more successful than TMTG’s, the growth in Truth Social’s user base could slow. TMTG anticipates fluctuations in search result rankings in the future. Any reduction in the number of users directed to TMTG’s mobile applications or website through application marketplaces and search engines could harm TMTG’s business and operating results.

More people are using devices other than personal computers to access the Internet and new platforms to produce and consume content, and TMTG needs to promote the adoption of TMTG’s mobile applications, and TMTG’s business and operating results may be harmed if TMTG is unable to do so.

The number of people who access the Internet through devices other than personal computers, including mobile phones, smartphones, handheld computers such as net books and tablets, video game consoles and television set-top devices, has increased dramatically in the past few years. There are 7.26 billion smart and feature phone users worldwide, including 6.65 billion smartphone users worldwide in 2022. Since TMTG may generate a majority of TMTG’s advertising revenue through users on mobile devices, TMTG must continue to drive adoption of TMTG’s mobile applications. In addition, mobile users frequently change or upgrade their mobile devices. TMTG’s business and operating results may be harmed if TMTG’s users do not install Truth Social application when they change or upgrade their mobile device. In addition, as new devices and platforms are continually being released, users may consume content in a manner that is more difficult to monetize. It is difficult to predict the problems TMTG may encounter in adapting TMTG’s products and services and developing competitive new products and services that are compatible with new devices or platforms. If TMTG is unable to develop products and services that are compatible with new devices and platforms, or if TMTG is unable to drive continued adoption of TMTG’s mobile applications, TMTG’s business and operating results may be harmed.

If TMTG fails to maintain an effective system of disclosure controls and internal controls over financial reporting, TMTG’s ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, the Combined Entity will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the listing standards of Nasdaq. TMTG expect that the requirements of these rules and regulations will continue to increase TMTG’s legal, accounting, and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on TMTG’s personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that TMTG maintain effective disclosure controls and procedures and internal control over financial reporting. TMTG intends to develop and refine TMTG’s disclosure controls and other procedures that are designed to ensure that information required to be disclosed by TMTG in the reports that TMTG will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to TMTG’s principal executive and financial officers. TMTG intends to improve TMTG’s internal control over financial reporting. In order to maintain and improve the effectiveness of TMTG’s disclosure controls and procedures and internal control over financial reporting, TMTG anticipates that TMTG will continue to expend significant resources, including accounting-related costs and significant management oversight.

TMTG’s controls may become inadequate because of changes in conditions in TMTG’s business. Further, weaknesses in TMTG’s disclosure controls or TMTG’s internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm TMTG’s operating results or cause us to fail to meet TMTG’s reporting obligations and may result in a restatement of TMTG’s financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of management evaluations and independent registered public accounting firm audits of TMTG’s internal control over financial reporting that TMTG will eventually be required to include in TMTG’s periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in TMTG, which would likely have a negative effect on the trading price of TMTG’s common stock. In addition, if TMTG is unable to continue to meet these requirements, TMTG may not be able to remain listed on Nasdaq.

Upon becoming a public company, the Combined Entity will be required to provide an annual management report on the effectiveness of its internal control over financial reporting commencing with its annual report on Form 10-K. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on TMTG’s business and operating results and cause a decline in the price of the New Digital World common stock.

If currency exchange rates fluctuate substantially in the future, TMTG’s operating results, which are reported in U.S. dollars, could be adversely affected.

TMTG has recently announced the general availability of Truth Social internationally. As a result, TMTG may become more exposed to the effects of fluctuations in currency exchange rates. TMTG may incur expenses for employee compensation and other operating expenses at TMTG’s international locations in the local currency and accept payment from advertisers or data partners in currencies other than the U.S. dollar. Since TMTG may conduct business in currencies other than U.S. dollars but report TMTG’s operating results in U.S. dollars, TMTG faces exposure to fluctuations in currency exchange rates. Consequently, exchange rate fluctuations between the U.S. dollar and other currencies could have a material impact on TMTG’s operating results.

TMTG’s business is subject to the risks of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by man-made problems such as terrorism.

A significant natural disaster, such as an earthquake, fire, flood, cyber-attacks, terrorism, geopolitical conflict or significant power outage could have a material adverse impact on TMTG’s business, operating results, and financial condition. TMTG does not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to TMTG’s business that may result from interruptions in TMTG’s ability to provide TMTG’s products and services.

If TMTG’s trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by TMTG’s competitors, the value of TMTG’s brand and other intangible assets may be diminished, and TMTG’s business may be adversely affected. The USPTO has issued a non-final rejection of TMTG’s or its affiliate’s applications to register the trademarks “Truth Social” and “TRUTHSOCIAL” for use with a social media network because of alleged similarity to other registered and pending trademarks. If TMTG is unable to overcome the objections of the trademark examiner to successfully register the pending “Truth Social” and “TRUTHSOCIAL” trademarks with the USPTO and otherwise protect TMTG’s intellectual property, the value of TMTG’s brand and other intangible assets may be diminished, TMTG may be forced to rebrand its offerings, and TMTG’s business may be adversely affected.

TMTG intends to rely on a combination of confidentiality and license agreements with TMTG’s employees, consultants, and third parties with whom TMTG develops relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect TMTG’s proprietary rights. TMTG has filed various applications for protection of certain aspects of TMTG’s intellectual property. However, third parties may knowingly or unknowingly infringe TMTG’s proprietary rights, third parties may challenge any proprietary rights held by TMTG, and pending and future trademark and patent applications may not be approved.

On February 14, 2023, a trademark for “TRUTH SOCIAL” in classes 21 and 25 was registered with the USPTO by T Media Tech LLC, a wholly owned subsidiary of TMTG, for use with cups, mugs and certain types of clothing. Trademark applications for “Truth Social” in classes 9 and 42; for “RETRUTH” in classes 9, 35, 38, 41, 42, and 45; for “TRUTHSOCIAL” in classes 9, 35, 38, 41, 42, and 45; and for “TRUTHPLUS” in classes 9, 35, 38, 41, and 42 are the subject of suspension notices received from USPTO on October 24, 2022; January 13, 2023; February 14, 2023 and February 17, 2023, respectively, in each case based on alleged similarity to existing registered and pending trademarks. In particular, the USPTO has issued non-final rejections of all of the foregoing applications to register marks for use with a social media network or a streaming video service. Although TMTG has pursued certain appeal rights, there can be no assurance that TMTG will be able to overcome the objections of the trademark examiner or that the challenged marks will be approved. In addition, effective intellectual property protection may not be available in every country in which TMTG operates or intends to operate TMTG’s business, and TMTG is currently evaluating its options with respect to apparent bad faith registrations of the Truth Social trademark in the European Union and Sweden.

In any or all of these cases, TMTG may be required to expend significant time and expense in order to prevent infringement or to enforce TMTG’s rights. Although TMTG intends to take measures to protect TMTG’s proprietary rights, there can be no assurance that others will not offer products or concepts that are, or use branding that is, substantially similar to TMTG’s and compete with TMTG’s business. In addition, TMTG may contribute software source code under open source licenses and may make other technology developed by it available under other open licenses, and TMTG may include open source software in TMTG’s products. As a result of any future TMTG’s open source contributions and the use of open source in TMTG’s products, TMTG may license or be required to license innovations that turn out to be material to TMTG’s business and may also be exposed to increased litigation risk. If the protection of TMTG’s proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of TMTG’s brand and other intangible assets may be diminished and competitors may be able to more effectively mimic TMTG’s branding, service and methods of operations. Any of these events could have an adverse effect on TMTG’s business and financial results.

Trademark, copyright, patent, and other intellectual property rights are important to TMTG and other companies. TMTG’s intellectual property rights extend to TMTG’s technology, business processes and the content on TMTG’s website. TMTG intends to use the intellectual property of third parties in merchandising TMTG’s products and marketing TMTG’s service through contractual and other rights. If there is any claim against TMTG for infringement, misappropriation, misuse or other violation of third party intellectual property rights, and TMTG is unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter TMTG’s business practices, as appropriate, on a timely basis, TMTG’s business and competitive position may be affected adversely. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of TMTG’s business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. TMTG has not exhaustively searched patents relative to TMTG’s technology. TMTG may be accused of infringing certain of these patents. In addition, other parties may assert infringement or unfair competition, or other intellectual property claims against TMTG that could relate to any aspect of TMTG’s technology, business processes, branding, merchandizing, and marketing activities or TMTG’s intellectual property rights. TMTG cannot predict whether third parties will assert claims of infringement against it, the subject matter of any of these claims or whether these assertions or prosecutions will adversely affect TMTG’s business. If TMTG is forced to defend itself against any of these claims, whether they are with or without merit or are determined in TMTG’s favor, TMTG may face costly litigation, diversion of technical and management personnel, inability to use TMTG’s current branding or website technology or inability to market TMTG’s service or merchandise TMTG’s products. As a result of a dispute, TMTG may have to develop non-infringing technology, rebrand, enter into royalty or licensing agreements, adjust TMTG’s merchandizing or marketing activities or take other action to resolve the claims. These actions, if required, may be unavailable on terms acceptable to TMTG, costly or unavailable.

If TMTG is unable to protect TMTG’s domain names, TMTG’s reputation and brand could be affected adversely.

TMTG may hold various domain names relating to TMTG’s brand, including TMTGcorp.com and Truthsocial.com. Failure to protect TMTG’s domain names could affect adversely TMTG’s reputation and brand and make it more difficult for users to find TMTG’s website and TMTG’s service. The acquisition and maintenance of domain names generally are regulated by governmental agencies and their designees. The regulation of domain names in the United States may change in the near future. Governing bodies may establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, TMTG may be unable to acquire or maintain relevant domain names. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. TMTG may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or otherwise decrease the value of TMTG’s trademarks and other proprietary rights.

In the future, TMTG may be involved in numerous class action lawsuits and other litigation matters that are expensive and time consuming, and, if resolved adversely, could harm TMTG’s business, financial condition or results of operations.

In addition to intellectual property and licensing claims, TMTG may also be involved in numerous other lawsuits, many of which typically include claims for statutory damages, including putative class action lawsuits brought by users and claims brought by contractual counterparties such as vendors, current or former employees, convertible noteholders or advertising partners, many of which claim statutory damages. Recent putative class action complaints against other companies in TMTG’s industry have included claims for violations of the Electronic Communications Privacy Act, 18 U.S.C. §§ 1030, the Computer Fraud and Abuse Act, 18 U.S.C. § 1030, The California Invasion of Privacy Act, Cal. Penal Code § 631, the California Unfair Competition Law, Business and Professions Code §§ 17200, et seq., the New York General Business Law §§ 349, et seq., and tort claims for negligence, invasion of privacy, intrusion upon seclusion, larceny/receipt of stolen property, conversion, and unjust enrichment. In fact, TMTG anticipates that TMTG will continue to be a target for numerous lawsuits in the future, and that prospective or actual litigation involving TMTG may generate significant negative attention. If TMTG is able to build an expansive user base, the plaintiffs in class action cases filed against TMTG typically will claim enormous monetary damages even if the alleged per-user harm is small or non-existent. Any litigation to which TMTG may in the future be a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or TMTG may decide to settle lawsuits on similarly unfavorable terms. Any such negative outcome could result in payments of substantial monetary damages or fines, or changes to TMTG’s products or business practices, and accordingly TMTG’s business, financial condition, or results of operations could be materially and adversely affected. However, defending any future claims may be costly and can impose a significant burden on management and employees, and TMTG may receive unfavorable preliminary or interim rulings in the course of litigation, which could adversely affect the market price of the New Digital World common stock. There can be no assurances that a favorable final outcome will be obtained in any cases in the future.

President Trump has significant influence over key decision making as a result of his control of a significant portion of TMTG’s voting stock.

Upon the Closing, President Trump will beneficially own at least 58.1% of the voting power of the outstanding New Digital World common stock. As a result, President Trump will have the ability to significantly influence the outcome of matters submitted to the Combined Entity’s stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of the Combined Entity’s assets. In addition, President Trump will have the ability to significantly influence the management and affairs of the Combined Entity as a result of his position as its Chairman and the ability to control the election of the

Combined Entity’s directors. Additionally, in the event that President Trump controls the Combined Entity at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member, President Trump will owe a fiduciary duty to the Combined Entity’s stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of the Combined Entity’s stockholders. As a stockholder, even a controlling stockholder, President Trump is entitled to vote his shares in his own interests, which may not always be in the interests of the Combined Entity’s stockholders generally. See “Risk Factors — Risks Related to our Chairman President Donald J. Trump — President Trump will hold at least 58.1% of the outstanding shares of New Digital World common stock, which control limits or precludes other stockholders’ ability to influence the outcome of matters submitted to stockholders for approval, including the election of directors, the approval of certain employee compensation plans, the adoption of amendments to our organizational documents and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.”

TMTG cannot be certain that additional financing will be available on reasonable terms when required, or at all.

From time to time, TMTG may need additional financing. TMTG’s ability to obtain additional financing, if and when required, will depend on investor demand, TMTG’s operating performance, the condition of the capital markets, and other factors. If TMTG raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of the New Digital World common stock and TMTG’s existing stockholders may experience dilution. Certain financial-industry service providers have expressed, or may be reasonably expected to express, an unwillingness or reluctance to work on TMTG’s products or provide services due to TMTG’s connection with President Trump. Similarly, to the extent TMTG needs to raise additional capital, TMTG will need to engage with investment bankers and investors and it is possible that some will not want to engage with TMTG for similar reasons. Hostility from financial institutions could adversely affect TMTG’s ability to obtain banking services, including additional financing on reasonable terms when required, or at all, which could adversely affect TMTG’s business and financial results.

TMTG’s costs may grow more quickly than TMTG’s revenue, harming TMTG’s business and profitability.

TMTG expects its expenses to continue to increase in the future as it broadens its user base, as users increase the number of connections and amount of data they share with us, as TMTG develops and implements new product features that require more computing infrastructure, and as TMTG hires additional employees. TMTG expects to incur increasing costs, in particular for servers, storage, power, and data centers, to support TMTG’s anticipated future growth. TMTG expects to continue to invest in TMTG’s infrastructure in order to provide TMTG’s products rapidly and reliably to all users around the world, including in countries where TMTG does not expect significant short-term monetization. TMTG’s expenses may be greater than TMTG anticipates, and TMTG’s investments to make TMTG’s business and TMTG’s technical infrastructure more efficient may not be successful. In addition, TMTG may increase marketing, sales, and other operating expenses in order to grow and expand TMTG’s operations and to remain competitive. Increases in TMTG’s costs may adversely affect TMTG’s business and profitability.

TMTG’s business is dependent on its ability to maintain and scale TMTG’s technical infrastructure, and any significant disruption in TMTG’s service could damage TMTG’s reputation, result in a potential loss of users and engagement, and adversely affect TMTG’s financial results.

TMTG’s reputation and ability to attract, retain, and serve TMTG’s users is dependent upon the reliable performance of Truth Social and TMTG’s underlying technical infrastructure. TMTG’s systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages or service disruptions that could be harmful to TMTG’s business. If Truth Social is unavailable when users attempt to access it, or if it does not load as quickly as they expect, users may not return to TMTG’s website as often in the future, or at all. As TMTG’s user base and the amount and types of information shared on Truth Social continue to grow, TMTG will need an increasing amount of technical infrastructure, including network capacity, and computing power, to continue to satisfy the needs of TMTG’s users. It is possible that TMTG may fail to effectively scale and grow TMTG’s technical infrastructure to accommodate these increased demands. In addition, as stated above, TMTG’s business is subject to interruptions, delays, or failures resulting from earthquakes, other natural disasters, terrorism, or other catastrophic events.

A substantial portion of TMTG’s network infrastructure will be provided by third parties. Any disruption or failure in the services TMTG receives from these providers could harm TMTG’s ability to handle new or increased traffic and could significantly harm TMTG’s business. Any financial or other difficulties these providers face may adversely affect TMTG’s business, and TMTG exercise little control over these providers, which increases TMTG’s vulnerability to problems with the services they provide.

TMTG’s software is highly technical, and if it contains undetected errors, TMTG’s business could be adversely affected. TMTG’s business and operating results may be harmed by a disruption in TMTG’s service, or by TMTG’s failure to timely and effectively scale and adapt TMTG’s existing technology and infrastructure.

One of the reasons people will come to Truth Social is for real-time information. TMTG in the future may experience service disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing TMTG’s products and services simultaneously, computer viruses and denial of service or fraud or security attacks. Although TMTG will invest significantly to improve the capacity, capability, and reliability of TMTG’s infrastructure, TMTG cannot guarantee that TMTG will serve all traffic equally through data centers that support TMTG’s platform. Accordingly, in the event of a significant issue at a data center supporting significant network traffic, some of TMTG’s products and services may become inaccessible to the public or the public may experience difficulties accessing TMTG’s products and services. Any disruption or failure in TMTG’s infrastructure could hinder TMTG’s ability to handle existing or increased traffic on TMTG’s platform, which could significantly harm TMTG’s business.

As the number of TMTG’s users increases and TMTG’s users generate more content, including photos and videos hosted by Truth Social, TMTG may be required to expand and adapt TMTG’s technology and infrastructure to continue to reliably store, serve and analyze this content. It may become increasingly difficult to maintain and improve the performance of TMTG’s products and services, especially during peak usage times, as TMTG’s products and services become more complex and TMTG’s user traffic increases. In addition, because TMTG may lease TMTG’s data center facilities, TMTG cannot be assured that TMTG will be able to expand TMTG’s data center infrastructure to meet user demand in a timely manner, or on favorable economic terms. If TMTG users are unable to access Truth Social or TMTG is not able to make information available rapidly on Truth Social, users may seek other channels to obtain the information, and may not return to Truth Social or use Truth Social as often in the future, or at all. This would negatively impact TMTG’s ability to attract users and advertisers and increase engagement of TMTG’s users. TMTG expects to continue to make significant investments to maintain and improve the capacity, capability, and reliability of TMTG’s infrastructure. To the extent that TMTG does not effectively address capacity constraints, upgrade TMTG’s systems as needed and continually develop TMTG’s technology and infrastructure to accommodate actual and anticipated changes in technology, TMTG’s business and operating results may be harmed.

TMTG’s products may incorporate software that is highly technical and complex. TMTG’s software may now or in the future contain, undetected errors, bugs, or vulnerabilities. Some errors in TMTG’s software code may only be discovered after the code has been released. Any errors, bugs, or vulnerabilities discovered in TMTG’s code after release could result in damage to TMTG’s reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect TMTG’s business and financial results.

TMTG cannot assure you that TMTG will effectively manage TMTG’s growth. If TMTG fails to effectively manage its growth, TMTG’s business and operating results could be harmed.

TMTG may experience rapid growth in TMTG’s headcount and operations, which will place significant demands on TMTG’s management and operational and financial infrastructure. TMTG intends to make substantial investments to expand TMTG’s operations, research and development, sales and marketing and general and administrative organizations, as well as TMTG’s international operations. TMTG may face significant competition for employees, particularly engineers, designers and product managers, from other Internet and high-growth companies, which include both publicly-traded and privately-held companies, and TMTG may not be able to hire new employees quickly enough to meet TMTG’s needs. To attract highly skilled personnel, TMTG believes it will need to offer highly competitive compensation packages. As TMTG continues to grow, TMTG may be subject to the risks of over-hiring, over-compensating TMTG’s employees and over-expanding TMTG’s operating infrastructure, and to the challenges of integrating, developing, and motivating a rapidly growing employee base in various countries around the world. In addition, TMTG may not be able to innovate or execute as quickly as a smaller, more efficient organization. If TMTG fails to effectively manage TMTG’s hiring needs and successfully integrate TMTG’s new hires, TMTG’s efficiency and ability to meet TMTG’s forecasts and TMTG’s employee morale, productivity and retention could suffer, and TMTG’s business and operating results could be adversely affected.

The growth and expansion of TMTG’s business and products create significant challenges for TMTG’s management, operational, and financial resources, including managing multiple relations with users, advertisers, platform developers, and other third parties. In the event of continued growth of TMTG’s operations or in the number of TMTG’s third-party relationships, TMTG’s information technology systems or TMTG’s internal controls and procedures may not be adequate to support TMTG’s operations. In addition, some members of TMTG’s management do not have significant experience managing a large global business operation, so TMTG’s management may not be able to manage such growth effectively. To effectively manage TMTG’s growth, TMTG must continue to improve TMTG’s operational, financial, and management processes and systems and to effectively expand, train, and manage TMTG’s employee base. As TMTG’s organization continues to grow, and TMTG is required to implement more complex organizational management structures, TMTG may find it increasingly difficult to maintain the benefits of TMTG’s corporate culture, including TMTG’s ability to quickly develop and launch new and innovative products. This could negatively affect TMTG’s business performance.

Computer malware, viruses, hacking, and phishing attacks, and spamming could harm TMTG’s business and results of operations. Spam could diminish the user experience on TMTG’s platform, which could damage TMTG’s reputation and deter TMTG’s current and potential users from using TMTG’s products and services.

Computer malware, viruses, hacking, and phishing attacks have become more prevalent in TMTG’s industry and may occur on TMTG’s systems in the future. Because of TMTG’s prominence, and the prominence and involvement of President Trump in TMTG, TMTG believes that TMTG is a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of TMTG’s products and technical infrastructure to the satisfaction of TMTG’s users may harm TMTG’s reputation and TMTG’s ability to retain existing users and attract new users.

“Spam” on Truth Social refers to a range of abusive activities that are prohibited by TMTG’s terms of service and is generally defined as unsolicited, repeated actions that negatively impact other users with the general goal of drawing user attention to a given account, site, product or idea. This includes posting large numbers of unsolicited mentions of a user, duplicating content, misleading links (e.g., to malware or click-jacking pages) or other false or misleading content, and aggressively following and un-following accounts, adding users to lists, sending invitations, retruthing and favoriting content to inappropriately attract attention. TMTG’s terms of service also prohibit the creation of serial or bulk accounts, using automation, for disruptive or abusive purposes, such as to truth spam or to artificially inflate the popularity of users seeking to promote themselves on Truth Social. Although TMTG will continue to invest resources to reduce spam on Truth Social, TMTG expects spammers will continue to seek ways to act inappropriately on TMTG’s platform. In addition, TMTG expects that increases in the number of users on TMTG’s platform will result in increased efforts by spammers to misuse TMTG’s platform. TMTG cannot guarantee you that TMTG will successfully and continuously combat spam, including by suspending or terminating accounts TMTG believes to be spammers and launching algorithmic changes focused on curbing abusive activities. TMTG’s actions to combat spam require the diversion of significant time and focus of TMTG’s engineering team from improving TMTG’s products and services. If spam increases on Truth Social, this could hurt TMTG’s reputation for delivering relevant content or reduce user growth and user engagement and result in continuing operational cost to us.

In addition, spammers attempt to use TMTG’s products to send targeted and untargeted spam messages to users, which may embarrass or annoy users and make Truth Social less user-friendly. TMTG cannot be certain that the technologies and employees tasked with defeating spamming attacks will be able to eliminate all spam messages from being sent on TMTG’s platform. As a result of spamming activities, TMTG’s users may use Truth Social less or stop using TMTG’s products altogether.

Misleading solicitations and digital advertisements, including solicitations that are unaffiliated with TMTG, could harm TMTG’s credibility or reputation.

Third-party Truth Social advertisers may seek to express or imply the endorsement of TMTG or President Trump in circumstances where no such endorsement exists. People may solicit customers to Truth Social, or purport to solicit customers to Truth Social, without TMTG’s knowledge and may even get paid in the process. The fundraising committee of a U.S. Senator’s campaign has sent several email solicitations which claim to be an exclusive opportunity to sign up for a “brand-new social site” launched by President Trump. The email solicitations specifically urge their recipients to join Truth Social with the message, “please don’t be the reason Trump’s social site fails.” Misleading solicitations could adversely impact TMTG’s user base, which may find them undesirable. It is possible that there are or will be more misleading advertisements or solicitations claiming affiliation with TMTG. If these misleading solicitations and ads damage the reputation of TMTG or the desire of people to use Truth Social, TMTG’s results of operations may be adversely affected.

Bot networks could disrupt Truth Social’s operations or degrade the Truth Social’s user experience.

Bots—software applications that are programmed to do certain tasks and imitate the behavior of humans—often attempt to proliferate on social media networks. TMTG prioritizes preventing, detecting, and eliminating bots from Truth Social. If these efforts are unsuccessful, bots could pose significant challenges to the smooth technical operation of the platform, impact the accuracy of certain data that TMTG may collect regarding user statistics, or degrade Truth Social’s user experience, which seeks to promote genuine interaction among humans.

TMTG plans to expand its operations abroad where TMTG has limited operating experience and may be subject to increased business and economic risks that could affect TMTG’s financial results.

TMTG plans to continue expanding TMTG’s business operations by offering TMTG’s products around the globe. TMTG has recently entered new international markets where TMTG has limited or no experience in marketing, selling, and deploying TMTG’s products. If TMTG fails to deploy or manage its operations in international markets successfully, its business may suffer. In addition, TMTG is subject to a variety of risks inherent in doing business internationally, including:

•	political, social, or economic instability;

•	risks related to the legal and regulatory environment in foreign jurisdictions, including with respect to privacy, and unexpected changes in laws, regulatory requirements, and enforcement;

•	potential damage to TMTG’s brand and reputation due to compliance with local laws, including potential censorship or requirements to provide user information to local authorities;

•	fluctuations in currency exchange rates;

•	higher levels of credit risk and payment fraud;

•	enhanced difficulties of integrating any foreign acquisitions;

•	burdens of complying with a variety of foreign laws;

•	reduced protection for intellectual property rights in some countries;

•	difficulties in staffing and managing global operations and the increased travel, infrastructure, and legal compliance costs associated with multiple international locations;

•	compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar laws in other jurisdictions; and

•	compliance with statutory equity requirements and management of tax consequences.

If TMTG is unable to manage the complexity of its global operations successfully, its financial results could be adversely affected.

TMTG plans to make acquisitions which could require significant management attention, disrupt its business, result in dilution to its stockholders, and adversely affect its financial results.

As part of its business strategy, TMTG intends to make acquisitions to add specialized employees, complementary companies, products, or technologies. However, TMTG has not made any such strategic acquisitions to date. As a result, its ability to successfully acquire and integrate larger or more significant companies, products, or technologies is unproven. In the future, TMTG may not be able to find other suitable acquisition candidates, and TMTG may not be able to complete acquisitions on favorable terms, if at all. TMTG’s future acquisitions may not achieve its goals, and any future acquisitions that TMTG completes could be viewed negatively by users, developers, advertisers, or investors. In addition, if TMTG fails to successfully integrate any acquisitions, or the technologies associated with such acquisitions, into Truth Social, or any future product offerings, the revenue and operating results of the Combined Entity could be adversely affected. Any integration process may require significant time and resources, and TMTG may not be able to manage the process successfully. TMTG may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. TMTG may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, any of which could adversely affect TMTG’s financial results. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to TMTG’s stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede TMTG’s ability to manage TMTG’s operations.

TMTG may be subject to greater risks than typical social media platforms because of the focus of its offerings and the involvement of President Trump. These risks include active discouragement of users, harassment of advertisers or content providers, increased risk of hacking of TMTG’s platform, lesser need for Truth Social if First Amendment speech is no longer believed to be suppressed by other similar platforms, criticism of Truth Social for its moderation practices, and increased stockholder suits.

TMTG is aware that big tech platforms, such as YouTube, “de-monetize” certain content because they disagree with its message. There have been numerous calls to ban or encourage advertisers to boycott content providers who express or permit views contrary to the prevailing narrative. It is likely that these same people calling for boycotts will seek to do the same for companies that may advertise on Truth Social. To the extent these calls are successful, or the mere threat of them sufficient, to prevent advertisers from appearing on TMTG’s platform, TMTG may not generate the revenues TMTG anticipates and the price of TMTG’s stock could decline as a result.

To foster a flourishing digital public forum, TMTG seeks to prevent illegal and other prohibited content from contaminating its platform. In accordance with Truth Social’s terms of service, illegal and prohibited content includes, but is not limited to, depictions or threats of violence, harassment, incitement of or threats of physical harm. Using human moderators and an artificial intelligence vendor known as HIVE, Truth Social has developed what TMTG believes is a robust, fair, and viewpoint-neutral moderation system and that its moderation practices are consistent with, and indeed help facilitate, TMTG’s objective of maintaining “a public, real-time platform where any user can create content, follow other users, and engage in an open and honest global conversation without fear of being censored or cancelled due to their political viewpoints.” However, there is a risk that TMTG’s moderation practices will be criticized as inconsistent with its promotion of free-speech principles or may result in inadvertent violations of Truth Social’s terms of use as Truth Social’s user base increases and becomes increasingly more challenging to moderate adherence to such terms. To the extent that TMTG is unable to prevent illegal or other prohibited content from appearing on the Truth Social platform, users and/or advertisers may find the Truth Social platform less appealing, which could have an adverse effect on TMTG’s ability to attract grow its advertisers and user base, negatively impacting TMTG’s revenues and jeopardizing Truth Social’s access to the Apple and Google Play stores, the latter of which delayed its initial approval of the app due to alleged violations of Google’s content-moderation policies.

In July 2023, U.S. District Court Judge Terry Doughty issued a preliminary injunction barring numerous federal officials and agencies — including Surgeon General Vivek Murthy, Health and Human Services Secretary Xavier Becerra, White House press secretary Karine Jean-Pierre and all employees of the Justice Department and FBI — from having any contact with social media firms for the purpose of discouraging or removing First Amendment-protected speech. The judge’s decision cites a wide range of topics that he found “were suppressed” on social media at the urging of administration officials, including opposition to COVID-19 vaccines, masking, lockdowns and the lab-leak theory; opposition to President Biden’s and other officials’ policies; and the statements supporting the authenticity of the contents of a laptop abandoned by President Biden’s son, Hunter Biden, at a Delaware computer shop. (On October 20, 2023, the United States Supreme Court stayed Judge Doughty’s injunction, as modified by the United States Court of Appeals for the Fifth Circuit, pending a forthcoming Supreme Court ruling in this matter.) To the extent that Judge Doughty’s opinion signals increasing judicial enforcement of free speech rights against big tech tyrants otherwise inclined to suppress them, such enforcement could reduce Truth Social’s comparative advantage. All social media sites are subject to risks of hackers or people who try to disrupt their operations and post false or malicious information or make it seem as if innocent third persons are posting such information. Such people may also try to steal personal information about TMTG’s users. TMTG believes it will be subject to greater risks in this regard than other social media companies currently are. Accordingly, TMTG will have to spend more money to build more robust security to protect against these attacks. There can be no assurance that these efforts will be successful. Any increase of expenditures to protect against attacks will increase TMTG’s expense and thus, decrease its ability to achieve and remain profitable. In the event these attacks are successful, TMTG will have to devote resources to correct problems as well as possibly pay damages to its users for losses they suffer.

TMTG will be a Delaware corporation after giving effect to the Business Combination. As a result, TMTG’s stockholders will have certain rights under Delaware law to information and to make inquiries of the TMTG Board. It is possible that people will invest in TMTG’s common stock simply with the intention to see such information and disrupt TMTG’s management and board’s attention on TMTG’s business. The costs of these matters will increase TMTG’s expenses and thus decrease TMTG’s ability to achieve profitability and remain profitable.

TMTG depends on numerous third-parties to operate successfully, and many of these third parties may not want to engage with TMTG to provide any services. This may limit TMTG’s ability to operate, raise capital, or generate revenue.

To operate successfully, TMTG relies on third parties to provide services such as web hosting, content monitoring and technology development. TMTG also partners with third parties to provide various non-technical business services, and generates revenue from third-party advertisers who place advertisements on Truth Social via TMTG’s advertising partners. To date, several potential third-party partners have expressed an unwillingness or reluctance to work on TMTG’s products or provide services for reasons including TMTG’s connection with President Trump. To the extent TMTG needs to raise additional capital or generate additional advertising revenue, TMTG will need to engage with investment bankers, investors, or prospective advertisers, and it is possible that some third parties will refuse to engage with TMTG. For example, it was widely reported that at least one of the initial investors of Digital World sold their stock rather than invest in a company associated with President Trump. If TMTG is unable to successfully engage third parties, TMTG’s ability to develop and improve its products, raise additional capital, or generate advertising revenue will be limited. Additionally, if current technical or non-technical service providers discontinue an existing relationship with TMTG, such discontinuity could disrupt or cause inconvenience to TMTG’s business operations until replacement service providers are identified and engaged.

Risks Related to our Chairman President Donald J. Trump

TMTG’s success depends in part on the popularity of its brand and the reputation and popularity of its Chairman, President Donald J. Trump. The value of TMTG’s brand may diminish if the popularity of President Trump were to suffer. Adverse reactions to publicity relating to President Trump, or the loss of his services, could adversely affect TMTG’s revenues, results of operations and its ability to maintain or generate a consumer base.

While TMTG believes there is sufficient demand for a true free speech platform, the image, reputation, popularity and talent of its Chairman, President Trump, will be important factors to its success. According to The Hill-HarrisX polls, only one-third of voters surveyed said they would use a social media site associated with President Trump. In addition, according to a survey published in The New York Post, only 61% of Republicans would use the Truth Social platform “a lot” or “some” of the time. In order to be successful, TMTG will need millions of those people to register and regularly use TMTG’s platform. If President Trump becomes less popular or there are new controversies that damage his credibility or the desire of people to use a platform associated with him, and from which he will derive financial benefit, TMTG’s results of operations could be adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Result of Operations of TMTG — Key Factors Affecting Results of Operations — TMTG’s Chairman President Trump.”

The death, incarceration, or incapacity of President Trump, or discontinuation or limitation of his relationship with TMTG, may negatively impact TMTG’s business.

TMTG is highly dependent on the popularity and presence of President Trump, its Chairman and largest stockholder. President Trump has a significant influence on TMTG’s business plan. TMTG believes President Trump’s reputation and relationships are a critical element to the success of TMTG’s business. TMTG’s future success will depend, to a significant extent, upon the continued presence and popularity of President Trump. If President Trump were to discontinue his relationship with TMTG due to death, disability, criminal conviction, incarceration, or any other reason, or limit his involvement with TMTG due to his ongoing candidacy for political office, TMTG would be significantly disadvantaged.

Donald J. Trump is the subject of numerous legal proceedings, the scope and scale of which are unprecedented for a former President of the United States and current candidate for that office. An adverse outcome in one or more of the ongoing legal proceedings in which President Trump is involved could negatively impact TMTG and its Truth Social platform.

On September 21, 2022, the Attorney General of the State of New York—who pledged to pursue President Trump even before taking office—launched a civil suit against President Trump and affiliated individuals and entities. Included among these affiliated entities was The Trump Organization. Donald J. Trump, Jr., who is expected to serve as a New Digital World director, is the Executive Vice President of The Trump Organization.

The suit alleged business fraud relating to misrepresentations in the preparation of President Trump’s annual statements of financial condition in the years 2011 through 2021. President Trump had previously been held in civil contempt in April 2022 for failing to comply with a subpoena for documents during the course of the New York Attorney General’s investigation related to these charges. In June 2023, a New York appeals court narrowed the fraud case, the trial for which commenced in October 2023 and closing oral arguments were concluded on January 11, 2024.

On March 30, 2023, the Manhattan District Attorney indicted President Trump on 34 counts of falsifying business records in the first degree under the New York State Penal Law, in connection with a so-called “hush money” payment made before the 2016 presidential election. President Trump has pleaded not guilty to all 34 charges, and a trial has been scheduled to begin in New York state court on March 25, 2024.

On May 9, 2023, a jury found President Trump liable for both battery and defamation against E. Jean Carroll, and Ms. Carroll was awarded $5 million in total damages for both claims (the latter of which arose from a 2022 post by President Trump on Truth Social). The jury also determined that Ms. Carroll did not prove, by a preponderance of the evidence, that President Trump raped her. On July 19, 2023, a federal district court judge denied President Trump’s request for a new trial and/or reduction in damages. President Trump appealed, and a panel of the U.S. Court of Appeals heard oral arguments on October 23, 2023. On January 26, 2024, following a second civil trial in the U.S. District Court for the Southern District of New York, Ms. Carroll was awarded an additional $83.3 million in connection with statements made by President Trump in 2019. On February 7, 2024, the judge denied President Trump’s motion for a mistrial. President Trump’s countersuit against Ms. Carroll for defamation was dismissed on August 7, 2023.

On June 8, 2023, President Trump was indicted on 37 federal charges, including willful retention of national defense information related to documents seized during an FBI raid at Mar-a-Lago in August 2022. The indictment did not address President Trump’s authority with respect to such information under the Presidential Records Act, and President Trump pleaded not guilty to all 37 charges. On July 27, 2023, a superseding indictment added three additional charges against President Trump. A trial in the U.S. District Court for the Southern District of Florida has been scheduled to begin on May 20, 2024.

On August 1, 2023, President Trump was indicted on four federal charges—conspiracy to violate rights, conspiracy to defraud the government, and one count each of obstructing an official proceeding and conspiring to do so—in connection with the 2020 election and events related to the certification thereof on January 6, 2021. President Trump pleaded not guilty, and a trial in the U.S. District Court for the District of Columbia was previously scheduled to begin on March 4, 2024. However, in light of an ongoing appeal, that trial date was vacated on February 2, 2024. On December 1, 2023, the U.S. District Court for the District of Columbia ruled that President Trump was not immune from prosecution in this matter, which was affirmed by and a panel of the U.S. Court of Appeals for the D.C. Circuit on February 6, 2024. Separately, on December 1, 2023, the U.S. Court of Appeals for the District of Columbia Circuit ruled that President Trump is not immune from certain civil claims in connection with the events of January 6, 2021.

On August 14, 2023, President Trump and 18 co-defendants were indicted on state racketeering charges brought by the district attorney in Fulton County, Georgia in connection with the aftermath of the 2020 election. In September and October 2023, four of President Trump’s co-defendants pleaded guilty. President Trump pleaded not guilty. In November 2023, the prosecutor requested an August 5, 2024 trial date. On January 25, 2024, President Trump filed a motion to join a co-defendant’s motion to dismiss the grand jury indictment and disqualify the district attorney. As of February 9, 2024, no trial date for President Trump has been set.

The foregoing does not purport to be an exhaustive list of legal proceedings in which President Trump is or has been involved. In June 2016, USA Today published an analysis of litigation involving President Trump, which found that over the previous three decades President Trump and his businesses had been involved in at least 3,500 legal cases in U.S. federal and state courts. Of the approximately 3,500 suits, President Trump or one of his companies were plaintiffs in 1,900; defendants in 1,450; and bankruptcy, third party, or other in 150. President Trump was named personally in at least 169 suits in federal court. Over 150 other cases were in the Seventeenth Judicial Circuit Court of Florida (covering Broward County, Florida) since 1983. In the 1,300 cases where the record establishes the outcome, President Trump settled 175 times, lost 38, won 450, and had another 137 cases end with some other outcome. In the other 500 cases, judges dismissed plaintiffs’ claims against President Trump. However, you should not rely on or infer any trends based on the disposition of such prior cases against President Trump as no assurance can be given regarding the results of the pending legal proceedings.

Although TMTG is not a party to any of the above-referenced matters, TMTG cannot predict what effect, if any, an adverse outcome to such matters, or even their continued existence, may have on President Trump’s personal reputation and TMTG’s business or prospects.

A publicly-traded entity controlled by President Trump has previously been subject to a cease and desist order issued by the Securities and Exchange Commission.

On January 16, 2002, the SEC issued a cease and desist order against Trump Hotels & Casino Resorts, Inc. (“THCR”) for violations of the anti-fraud provisions of the Exchange Act. As discussed in more detail in the SEC Release No. 45287, on October 25, 1999, THCR had issued a press release announcing its results for the third quarter of 1999 (the “Earnings Release”). To announce those results, the Earnings Release used a net income figure that differed from net income calculated in conformity with U.S. GAAP. Using that non-GAAP figure, the Earnings Release touted THCR’s purportedly positive operating results for the quarter and stated that the Company had beaten analysts’ earnings expectations. The Earnings Release was materially misleading because it created the false and misleading impression that THCR had exceeded earnings expectations primarily through operational improvements, when in fact it had not. The Earnings Release expressly stated that the net income figure excluded a one-time charge. The undisclosed one-time gain was material, because it represented the difference between positive trends in revenues and earnings and negative trends in revenues and earnings, and the difference between exceeding analysts’ expectations and falling short of them. SEC stated that by knowingly or recklessly issuing a materially misleading press release, THCR violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. The SEC accepted THCR’s offer of settlement.

Upon becoming a public company, the Combined Entity will be required to provide an annual management report on the effectiveness of its internal control over financial reporting commencing with its annual report on Form 10-K. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on its business and operating results and cause a decline in the price of the New Digital World common stock.

A number of companies that were associated with President Trump have filed for bankruptcy. There can be no assurances that TMTG will not also become bankrupt.

Entities associated with President Trump have filed for bankruptcy protection. The Trump Taj Mahal, which was built and owned by President Trump, filed for Chapter 11 bankruptcy in 1991. The Trump Plaza, the Trump Castle, and the Plaza Hotel, all owned by President Trump at the time, filed for Chapter 11 bankruptcy in 1992. THCR, which was founded by President Trump in 1995, filed for Chapter 11 bankruptcy in 2004. Trump Entertainment Resorts, Inc., the new name given to Trump Hotels & Casino Resorts after its 2004 bankruptcy, declared bankruptcy in 2009. While all of the foregoing were in different businesses than TMTG, there can be no guarantee that TMTG’s performance will exceed the performance of those entities.

A number of companies that had license agreements with President Trump have failed. There can be no assurances that TMTG will not also fail.

Trump Shuttle, Inc., launched by President Trump in 1989, defaulted on its loans in 1990 and ceased to exist by 1992. Trump University, founded by President Trump in 2005, ceased operations in 2011 amid lawsuits and investigations regarding that company’s business practices. Trump Vodka, a brand of vodka produced by Drinks Americas under license from The Trump Organization, was introduced in 2005 and discontinued in 2011. Trump Mortgage, LLC, a financial services company founded by President Trump in 2006, ceased operations in 2007. GoTrump.com, a travel site founded by President Trump in 2006, ceased operations in 2007. Trump Steaks, a brand of steak and other meats founded by President Trump in 2007, discontinued sales two months after its launch. While all these businesses were in different industries than TMTG, there can be no guarantee that TMTG’s performance will exceed the performance of these entities.

The terms of a license agreement with President Trump is not terminable by TMTG when it may be desirable to TMTG. The license agreement does not require President Trump to use Truth Social in certain circumstances.

As further described in the section titled “Information about TMTG,” the License Agreement includes a provision that obligates President Trump to make any non-political social media post from any of his personal (i.e., non-business) accounts on Truth Social and to refrain from making the same post on another social media site for 6 hours (the “Exclusivity Obligation”). Thereafter, he is free to post on any site to which he has access. Thus, TMTG has limited time to benefit from his posts and followers may not find it compelling to use Truth Social to read his posts that quickly.

In addition, he may make any post that he deems, in his sole discretion, to be politically-related on any social media site at any time, regardless of whether that post originates from a personal account. As a candidate for president, most or all of President Trump’s social media posts may be deemed by him to be politically related. Consequently, TMTG may lack any meaningful remedy if President Trump minimizes his use of Truth Social.

President Trump may terminate the Exclusivity Obligation upon thirty days prior written notice provided at any time on or after February 2, 2025. From and after termination of the Exclusivity Obligation, President Trump must make reasonable, good faith efforts to contemporaneously post on Truth Social any non-political posts that he makes from a personal account to another social media platform. However, that obligation is also subject to the exception for posts that President Trump deems, in his sole discretion, to be politically-related.

TMTG has entered into the License Agreement with President Trump wherein neither the personal nor political conduct of President Trump, even if such conduct could negatively reflect on TMTG’s reputation or brand or be considered offensive, dishonest, illegal, immoral, or unethical, or otherwise harmful to TMTG’s brand or reputation, shall be considered a breach of the license agreement. TMTG expressly acknowledges the controversial nature of being associated with President Trump and the possibility of any associated controversies affecting TMTG adversely.

TMTG may not terminate the License Agreement based on the personal or political conduct of President Trump, even if such conduct could negatively reflect on TMTG’s reputation or brand or be considered offensive, dishonest, illegal, immoral, or unethical, or otherwise harmful to TMTG’s brand or reputation. Further, TMTG may be obligated to indemnify President Trump for losses of any type that relate in any way to the License Agreement, including any such losses attributable to President Trump’s own offensive, dishonest, illegal, immoral, unethical, or otherwise harmful conduct.

The License Agreement will terminate on December 31, 2024, unless TMTG becomes listed on a public stock exchange before that date.

The License Agreement is terminable by President Trump in accordance with the conditions and limitations therein, as described in this proxy statement/prospectus. Further, if the Business Combination is not completed on or before December 31, 2024 (or a subsequent date mutually agreed upon by President Trump and TMTG), President Trump will have the right to terminate the License Agreement.

President Trump will have the right terminate the License Agreement if any products or services ever fail to satisfy the highest standards for quality and reputation unless such failure is cured immediately (but not later than 30 days) after notification, regardless of whether TMGT is listed on a public stock exchange.

The License Agreement also provides that, if it is not sooner terminated, and if TMTG becomes listed on a public market exchange in the United States via, inter alia, the Business Combination on or before December 31, 2024, the term of the License Agreement will continue in perpetuity, except that it may be terminated by TMTG for convenience or by President Trump for a breach of TMTG’s obligation to ensure that any products or services offered or marketed using President Trump’s name or likeness meet the highest standards of quality and reputation if such breach is not cured immediately (but not later than 30 days) after notification.

TMTG may inadvertently trigger President Trump’s right to terminate the License Agreement.

TMTG may inadvertently violate the foregoing requirement regarding quality and reputation, because that requirement is phrased in highly subjective terms, and it may not be practicable to cure any such violation within the 30 day period specified in the License Agreement.

President Trump will hold at least 58.1% of the outstanding New Digital World common stock, which control limits or precludes other stockholders’ ability to influence the outcome of matters submitted to stockholders for approval, including the election of directors, the approval of certain employee compensation plans, the adoption of amendments to our organizational documents and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Upon the Closing, President Trump will beneficially own at least 58.1% of the voting power of the outstanding New Digital World common stock. Accordingly, where a majority or plurality vote is required, as applicable, President Trump will be able to determine the outcome of matters submitted to our stockholders for approval, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. President Trump may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of New Digital World, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of New Digital World and might ultimately affect the value of New Digital World common stock. For information about our class structure, see the section entitled “Description of Securities of New Digital World.”

Furthermore, although President Trump will, as a board member, owe a fiduciary duty to New Digital World’s stockholders and must act in good faith in a manner that he reasonably believes to be in the best interests of New Digital World’s stockholders, President Trump will, as a controlling stockholder, be entitled to vote his shares in his own interests, which may not always be in the interests of New Digital World’s stockholders generally.

Risks Related to Ownership of New Digital World common stock

An active market for New Digital World’s securities may not develop, which would adversely affect the liquidity and price of New Digital World’s securities.

The price of New Digital World’s securities may vary significantly due to factors specific to New Digital World as well as to general market or economic conditions. Furthermore, an active trading market for New Digital World’s securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

Nasdaq may delist New Digital World’s securities from trading on its exchange, which could limit investors’ ability to make transactions in New Digital World’s securities and subject New Digital World to additional trading restrictions.

Digital World’s securities are currently listed on Nasdaq and it is anticipated that, following the Business Combination, New Digital World’s securities will be listed on Nasdaq. However, Digital World cannot assure you that New Digital World’s securities will continue to be listed on Nasdaq in the future. In order to continue listing its securities on Nasdaq, New Digital World must maintain certain financial, distribution and stock price levels. Generally, New Digital World must maintain a minimum number of holders of its securities (generally 400 public holders). Additionally, in connection with the Business Combination, New Digital World will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. For instance, New Digital World’s stock price would generally be required to be at least $4.00 per share and New Digital World will be required to have a minimum of 400 public holders (with at least 50% of such round lot holders holding securities with a market value of at least $2,500) in order to remain listed on Nasdaq. Digital World cannot assure you that New Digital World will be able to meet those initial listing requirements at that time.

If Nasdaq delists New Digital World’s securities from trading on its exchange and New Digital World is not able to list its securities on another national securities exchange, Digital World expects New Digital World’s securities could be quoted on an over-the-counter market. If this were to occur, New Digital World could face significant material adverse consequences, including:

•	a limited availability of market quotations for its securities;

•	reduced liquidity for its securities;

•

a determination that New Digital World’s common stock is a “penny stock” which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Digital World’s securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of New Digital World’s common stock may decline as a result of the Business Combination.

The market price of New Digital World’s common stock may decline as a result of the Business Combination for a number of reasons including if:

•	investors react negatively to the prospects of New Digital World’s business and the prospects of the Business Combination;

•	the effect of the Business Combination on New Digital World’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	New Digital World does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by financial or industry analysts.

TMTG has broad discretion in the use of the net proceeds post-Closing and may not use them effectively.

TMTG cannot specify with any certainty the particular uses of the net proceeds that TMTG will receive pursuant to the Business Combination with Digital World. TMTG’s management will have broad discretion in the application of the net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and TMTG may spend or invest these proceeds in a way with which the Combined Entity’s stockholders disagree. The failure by TMTG’s management to apply these funds effectively could harm TMTG’s business and financial condition. Pending their use, TMTG may invest the net proceeds from the offering in a manner that does not produce income or that loses value.

The New Digital World common stock price may change significantly following the Merger and you could lose all or part of your investment as a result.

The trading price of New Digital World common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares of New Digital World common stock at an attractive price due to a number of factors such as those listed in “— Risks Related to TMTG” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those New Digital World’s competitors;

•	changes in expectations as to New Digital World’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	declines in the market prices of stocks generally;

•	strategic actions by New Digital World or its competitors;

•	announcements by New Digital World or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•	announcements of estimates by third parties of actual or anticipated changes in the size of New Digital World’s user base or the level of user engagement;

•	any significant change in New Digital World’s management;

•	changes in general economic or market conditions or trends in New Digital World’s industry or markets;

•	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to New Digital World’s business;

•

additional shares of New Digital World securities being sold or issued into the market by New Digital World or any of the existing stockholders or the anticipation of such sales, including if New Digital World issues shares to satisfy restricted stock unit related tax obligations or if existing stockholders sell shares into the market when applicable “lock-up” periods end;

•	investor perceptions of the investment opportunity associated with New Digital World common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by New Digital World or third parties, including New Digital World’s filings with the SEC;

•	litigation involving New Digital World, New Digital World’s industry, or both, or investigations by regulators into New Digital World’s operations or those of New Digital World’s competitors;

•	guidance, if any, that New Digital World provides to the public, any changes in this guidance or New Digital World’s failure to meet this guidance;

•	the development and sustainability of an active trading market for New Digital World common stock;

•	actions by institutional or activist stockholders;

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies;

•	changes in accounting standards, policies, guidelines, interpretations or principles; and

•	other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of New Digital World common stock, regardless of New Digital World’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of New Digital World common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If New Digital World was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from New Digital World’s business regardless of the outcome of such litigation.

Because there are no current plans to pay cash dividends on the New Digital World common stock for the foreseeable future, you may not receive any return on investment unless you sell your New Digital World common stock at a price greater than what you paid for it.

New Digital World intends to retain future earnings, if any, for future operations, expansion and debt repayment, and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of New Digital World common stock will be at the sole discretion of the New Digital World Board. The New Digital World Board may take into account general and economic conditions, New Digital World’s financial condition and results of operations, New Digital World’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by New Digital World to its stockholders or by its subsidiaries to it and such other factors as the New Digital World Board may deem relevant. As a result, you may not receive any return on an investment in New Digital World common stock unless you sell your New Digital World common stock for a price greater than that which you paid for it.

New Digital World stockholders may experience dilution in the future.

The percentage of shares of New Digital World common stock owned by current stockholders may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that New Digital World may grant to its directors, officers and employees, exercise of the New Digital World Warrants. Such issuances may have a dilutive effect on New Digital World’s earnings per share, which could adversely affect the market price of New Digital World common stock. See “Risk Factors — Risks Related to Ownership of New Digital World common stock — Future sales, or the perception of future sales, by New Digital World or its stockholders in the public market following the Business Combination could cause the market price for New Digital World common stock to decline.”

If securities or industry analysts do not publish research or reports about New Digital World’s business, if they change their recommendations regarding New Digital World common stock or if New Digital World’s operating results do not meet their expectations, the New Digital World common stock price and trading volume could decline.

The trading market for New Digital World common stock will depend in part on the research and reports that securities or industry analysts publish about New Digital World or its businesses. If no securities or industry analysts commence coverage of New Digital World, the trading price for New Digital World common stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover New Digital World downgrade its securities or publish unfavorable research about its businesses, or if New Digital World’s operating results do not meet analyst expectations, the trading price of New Digital World common stock would likely decline. If one or more of these analysts cease coverage of New Digital World or fail to publish reports on New Digital World regularly, demand for New Digital World common stock could decrease, which might cause the New Digital World common stock price and trading volume to decline.

Future sales, or the perception of future sales, by New Digital World or its stockholders in the public market following the Business Combination could cause the market price for New Digital World common stock to decline.

The sale of shares of New Digital World common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of New Digital World common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for New Digital World to sell equity securities in the future at a time and at a price that it deems appropriate.

It is anticipated that, upon the Closing, Digital World’s Public Stockholders will retain an ownership interest of approximately 21.6% of the outstanding capital stock of the Combined Entity, the Sponsor will retain an ownership interest of approximately 6.4% of the outstanding capital stock of the Combined Entity and holders of TMTG securities will own approximately 72.0% of the outstanding capital stock of the Combined Entity. The foregoing ownership percentages with respect to the Combined Entity following the Business Combination (A) exclude the exercise of outstanding Warrants and the conversion of securities issued in the Post-IPO Financings and (B) assume that (i) there are no Redemptions of any shares by Digital World’s Public Stockholders in connection with the Business Combination and (ii) no awards are issued under the Equity Incentive Plan. All shares currently held by Digital World Public Stockholders and all of the shares issued in the Business Combination to existing holders of TMTG securities will be freely tradable without registration under the Securities Act, and without restriction by persons other than New Digital World’s “affiliates” as defined in Rule 144, including New Digital World’s directors, executive officers and other affiliates.

In connection with the Merger, certain existing TMTG stockholders, who are expected to own 70.7% shares of New Digital World common stock following the Business Combination (based on the above assumptions and TMTG’s current stockholdings), have agreed with Digital World, subject to certain exceptions, not to dispose of or hedge any of their shares of New Digital World common stock or securities convertible into or exchangeable for shares of New Digital World common stock during the period from the date of the Closing continuing through the earliest of: (i) the six-month anniversary of the Closing, (ii) the date on which the Closing price of New Digital World common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing, and (iii) such date on which New Digital World completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New Digital World stockholders having the right to exchange their shares of New Digital World common stock for cash, securities or other property. See “The Business Combination Proposal (Proposal 1) — The Merger Agreement — Lock-up Agreements.”

In addition, the shares of New Digital World common stock reserved for future issuance under the Equity Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to any applicable vesting requirements, lockup agreements and other restrictions imposed by law. A total number of shares representing 7.5% of the fully diluted, and as converted, outstanding shares of New Digital World common stock immediately following the Closing of the Merger are expected to be reserved for future issuance under the Equity Incentive Plan. New Digital World is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of New Digital World common stock or securities convertible into or exchangeable for shares of New Digital World common stock issued pursuant to the Equity Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, New Digital World may also issue its securities in connection with investments or acquisitions. The amount of shares of New Digital World common stock issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding shares of New Digital World common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to New Digital World stockholders.

Digital World currently is and New Digital World will be an emerging growth company within the meaning of the Securities Act, and if New Digital World takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

Digital World is currently and, following the Closing of the Merger, New Digital World will be an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. New Digital World may continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, New Digital World stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find securities issued by New Digital World less attractive because New Digital World will rely on these exemptions. If some investors find those securities less attractive as a result of its reliance on these exemptions, the trading prices of New Digital World’s securities may be lower than they otherwise would be, there may be a less active trading market for New Digital World’s securities and the trading prices of New Digital World’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Digital World has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, New Digital World, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Digital World’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

New Digital World will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the closing of the Digital World IPO, (ii) the last day of the fiscal year in which New Digital World has total annual gross revenue of at least $1.07 billion; (iii) the last day of the fiscal year in which New Digital World is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of New Digital World common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which New Digital World has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Digital World is a smaller reporting company within the meaning of the Securities Act, and if it takes advantage of reduced disclosure obligations available to “smaller reporting companies,” which may make comparison of our public disclosure with those of other public companies more difficult or impossible and consequently less attractive to investors.

Digital World is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Digital World will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds

$700 million as of the prior June 30. To the extent Digital World takes advantage of such reduced disclosure obligations, it may also make comparison of its financial statements with other public companies difficult or impossible.

New Digital World may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous for Digital warrant holders.

New Digital World will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of New Digital World common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date New Digital World sends the notice of Redemption to the warrant holders. If and when the Public Warrants become redeemable by New Digital World, New Digital World may exercise its Redemption right if there is a current registration statement in effect with respect to the shares of New Digital World common stock underlying such Warrants.

If you are a holder of Public Shares and you exercise your Redemption Rights, such redemption will not result in the loss of any Public Warrants that you may hold. In the maximum redemption scenario in which 18,150,318 Public Shares are redeemed (which is the maximum number of redemptions that may occur but which would still provide sufficient cash to satisfy the Financial Closing Conditions), such redeeming Public Stockholders will retain an aggregate of 5,297,012 Public Warrants, which have an aggregate value of $78,130,927 based on the closing price of our Public Warrants on the Nasdaq of $14.75 on February 1, 2024. Each such Public Warrant will become exercisable to purchase one share of our Class A common stock at an exercise price of $11.50 per share 30 days after the Closing. To the extent such Public Warrants are exercised, additional shares of our Class A common stock will be issued, which will result in dilution to the then existing holders of our Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Class A common stock and may result in volatility in the trading price of our securities. The Public Warrants expire five years after the completion of the Business Combination or earlier upon redemption or liquidation.

In addition, once the Public Warrants become exercisable, Digital World may redeem the outstanding Public Warrants at a price of $0.01 per warrant, if the last sale price of Digital World’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading-day period ending on the third business day before Digital World sends the notice of redemption to the Public Warrant holders. For context, as of the close of trading on February 1, 2024, the trading price of the Company’s Class A common stock on the Nasdaq was $40.22, and the highest and lowest closing price of the Company’s Class A common stock during the prior three months was $50.75 and $14.60, respectively.

Redemption of the outstanding Public Warrants could force you to: (i) exercise your Warrants and pay the related exercise price at a time when it may be disadvantageous for you to do so; (ii) sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants; or (iii) accept the nominal Redemption price which, at the time the outstanding Public Warrants are called for Redemption, is likely to be substantially less than the market value of your Public Warrants.

For additional information, please see the section entitled “Description of Securities of New Digital World — Warrants.”

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” may not be representative of New Digital World’s financial condition or results of operations if the Business Combination is consummated and accordingly, you will have limited financial information on which to evaluate the financial performance of New Digital World and your investment decision.

Digital World and TMTG currently operate as separate companies. Digital World and TMTG have had no prior history as a combined entity and their respective operations have not previously been managed on a combined basis. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of New Digital World. Other than as indicated, including with respect to the conversion ratio expected to be applicable to the conversion of Class B common stock into New Digital Wolrd common stock, the pro forma statement of earnings does not reflect future nonrecurring charges resulting from the Business Combination and unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of current market conditions on revenues or expenses. See “—As a result of the prolonged delay due to the Investigation, Digital World has incurred significant unanticipated expenses well in excess of the working capital loans provided by our Sponsor, which have required Digital World to seek alternative sources of working capital to fund its day-to-day operations and such additional and unanticipated costs and expenses through Post-IPO Financings. Unlike working capital loans provided by our Sponsor, Post-IPO Financings trigger the anti-dilution provision contained in our Charter adjusting the conversion ratio of our Class B common stock to Class A common stock for the benefit of holders of our Class B common stock, the majority of which is owned by the Sponsor. In the absence of a waiver of such anti-dilution by Mr. Orlando on behalf of the holders of Class B common stock, in addition to other potential sources of dilution, Public Stockholders who elect not to redeem their shares of Class A common stock, may suffer additional dilution.” The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” has been derived from Digital World’s and TMTG’s historical financial statements and certain adjustments and assumptions have been made regarding the combined entity after giving effect to the Merger. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have an adverse impact on the pro forma financial information and New Digital World’s financial position and future results of operations.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect New Digital World’s financial condition or results of operations following the Closing. Any potential decline in New Digital World’s financial condition or results of operations may cause significant variations in the stock price of New Digital World.

The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that Digital World currently believes are reasonable. There may be further refinements as additional information becomes available. The unaudited pro forma financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations of New Digital World after the Business Combination may differ materially.

The Combined Entity’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

The Combined Entity is subject to certain reporting requirements of the Exchange Act. The Combined Entity’s disclosure controls and procedures will be designed to reasonably assure that information required to be disclosed in reports to file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. The Combined Entity believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in the control system, misstatements, or insufficient disclosures due to error or fraud may occur and not be detected.

Following the consummation of the Business Combination, New Digital World will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

Following the consummation of the Business Combination, New Digital World will face increased legal, accounting, administrative and other costs and expenses as a public company that TMTG does not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, Public Company Accounting Oversight Board (the “PCAOB”) and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require New Digital World to carry out activities TMTG has not done previously. For example, New Digital World will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified, New Digital World could incur additional costs rectifying those issues, and the existence of those issues could adversely affect New Digital World’s reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with New Digital World’s status as a public company may make it more difficult to attract and retain qualified persons to serve on the New Digital World Board or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. Additionally, if New Digital World’s directors and executive officers are not able to develop the necessary expertise, procedures and processes, New Digital World may be unable to report its financial information on a timely or accurate basis, which could subject New Digital World to regulatory consequences. These increased costs will require New Digital World to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

TMTG’s management team may not successfully or efficiently manage its transition to being a public company.

As a public company, TMTG will incur new obligations relating to its reporting, procedures, and internal controls. These new obligations and attendant scrutiny will require investments of significant time and energy from TMTG’s executives and could divert their attention away from the day-to-day management of TMTG’s business, which in turn could adversely affect TMTG’s financial condition or operating results.

The members of TMTG’s management team have extensive experience leading complex organizations. However, they have limited experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that specifically govern public companies.

TMTG has agreed to indemnify TMTG’s officers and directors against lawsuits to the fullest extent of the law.

TMTG is a Delaware corporation. Delaware law permits the indemnification of officers and directors against expenses incurred in successfully defending against a claim. Delaware law also authorizes Delaware corporations to indemnify their officers and directors against expenses and liabilities incurred because of their being or having been an officer or director. TMTG’s organizational documents provide for this indemnification to the fullest extent permitted by Delaware law.

Prior to, and in no event not later than, the Closing, TMTG will obtain director and officer liability insurance to cover liabilities TMTG’s directors and key executive officers may incur in connection with their services to TMTG. There is no guarantee that such insurance coverage will protect TMTG from any damages or loss claims filed against it, or that such coverage will be available on reasonable economic terms satisfactory and acceptable to TMTG.

If New Digital World does not file and maintain a current and effective prospectus relating to the New Digital World common stock issuable upon exercise of the Warrants, holders will only be able to exercise such Warrants on a “cashless basis.”

If New Digital World does not file and maintain a current and effective prospectus relating to the New Digital World common stock issuable upon exercise of the Warrants at the time that holders wish to exercise such Warrants, they will only be able to exercise them on a “cashless basis” provided that an exemption from registration is available. As a result, the number of shares of New Digital World common stock that holders will receive upon exercise of the Warrants will be fewer than it would have been had such holder exercised its warrant for cash. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their Warrants for cash if a current and effective prospectus relating to the New Digital World common stock issuable upon exercise of the Warrants is available. Under the terms of the warrant agreement, New Digital World has agreed to use its best efforts to meet these conditions and to file and maintain a current and effective prospectus relating to the New Digital World common stock issuable upon exercise of the Warrants until the expiration of the Warrants. However, New Digital World cannot assure you that it will be able to do so. If New Digital World is unable to do so, the potential “upside” of the holder’s investment in New Digital World may be reduced or the Warrants may expire worthless.

Future resales of New Digital World’s common stock after the consummation of the Business Combination may cause the market price of New Digital World’s securities to drop significantly, even if New Digital World’s business is doing well.

In connection with the Business Combination, unless waived by Digital World prior to Closing, certain TMTG stockholders and certain of TMTG’s officers and directors will enter into a lock-up agreement pursuant to which they will be contractually restricted from selling or transferring any of (i) their shares of New Digital World’s common stock held immediately following the Closing and (ii) any of their shares of New Digital World’s common stock that result from converting securities held immediately following the Closing (the “Lock-Up Shares”). Such restrictions begin at Closing and end the earliest of: (i) the six-month anniversary of the Closing, (ii) on the date on which the closing stock price for New Digital World common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, and (iii) such date on which New Digital World completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New Digital World stockholders having the right to exchange their shares of New Digital World common stock for cash, securities or other property (the “Lock-Up Trading Restrictions”). In addition, subject to certain customary exceptions, the Amended Charter will also include Lock-Up Trading Restrictions, which shall apply to holders who received New Digital World common stock in exchange for their TMTG common stock, but excluding shares of New Digital World common stock issued to holders of TMTG common stock, which were issued by TMTG prior to the Closing in exchange for their TMTG Convertible Notes.

The Sponsor is subject to a lock-up pursuant to a letter agreement (the “Lock-Up and Support Letter”), entered into at the time of the IPO, among Digital World, the Sponsor and the other parties thereto, pursuant to which the Sponsor is subject to a lock-up beginning on the Closing and end the earliest of: (i) the six-month anniversary of the Closing, (ii) on the date on which the closing stock price for New Digital World common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, and (iii) such date on which Digital World completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Digital World stockholders having the right to exchange their shares of Digital World common stock for cash, securities or other property.

However, following the expiration of such lock-ups, the Sponsor and the holders of Lock-Up Shares will not be restricted from selling shares of New Digital World’s common stock held by them, other than by applicable securities laws. As such, sales of a substantial number of shares of New Digital World common stock in the public market could occur at any time, subject to compliance with applicable securities laws. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Digital World common stock. Excluding the exercise of outstanding Warrants and the conversion of securities issued in the Post-IPO Financings and assuming no awards are issued under the Equity Incentive Plan, upon completion of the Business Combination, the Sponsor and the holders of Lock-Up Shares (including the shares of New Digital World common stock issued as awards as a result of conversion of TMTG common stock that were reserved for issuance pursuant to TMTG’s outstanding stock options and unvested restricted stock units outstanding as of immediately prior to the Closing) will collectively beneficially own (i) approximately 78.4% of the outstanding shares of New Digital World common stock, assuming that no Public Stockholders redeem their Public Shares in connection with the Business Combination and (ii) approximately 90.8% of the outstanding shares of New Digital World common stock assuming that 18.2 million Public Shares are redeemed in connection with the Business Combination.

The shares held by Sponsor and the holders of Lock-Up Shares may be sold after the expiration of their applicable lock-up periods. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in New Digital World’s share price or the market price of New Digital World common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them. See “Risk Factors — Risks Related to Digital World and the Business Combination — Digital World may issue additional shares of common stock as a result of conversion of convertible notes issued in Post-IPO Financings or as otherwise required in connection with the consummation of the Business Combination or under the Equity Incentive Plan after completion of the Business Combination, any one of which would dilute the interest of Digital World’s stockholders and likely present other risks.

Risks Related to Redemption

The ability to execute Digital World and TMTG’s strategic plan could be negatively impacted to the extent a significant number of stockholders choose to redeem their shares in connection with the Business Combination.

In the event the aggregate cash consideration Digital World would be required to pay for all of its Public Shares that are validly submitted for Redemption, plus any amount required to satisfy cash conditions pursuant to the terms of the Merger Agreement, exceeds the aggregate amount of cash available to Digital World, Digital World may be required to increase the financial leverage Digital World and TMTG’s business would have to support.

For example, although on February 8, 2024, Digital World entered into subscription agreements with certain institutional investors for the issuance of the Digital World Alternative Financing Notes and issued $10,000,000 to such institutional investors, and expects to issue the remaining up to $40,000,000 in Digital World Alternative Financing Notes concurrently with the Closing, if Digital World breaches its contractual obligations under the Digital World Alternative Financing Notes, it may be unable to issue the remaining amount under the Digital World Alternative Financing Notes in the Final Drawdown. If this occurrence were to materialize, it is possible that Digital World may not satisfy (i) the $60,000,000 minimum liquidity condition under the Merger Agreement if Redemptions exceed 80%, unless such condition is waived by TMTG, or (ii) the $5,000,001 minimum net tangible assets condition immediately prior to or upon consummation of the Business Combination, either of which may hinder Digital World’s ability to consummate the Business Combination and maintain its Nasdaq listing. There is no assurance that Digital World will be able to issue the remaining amount under the Digital World Alternative Financing Notes in the Final Drawdown or that Digital World will be able to secure any other alternative financing transactions to support the Business Combination if TMTG does not waive the $60,000,000 requirement and Redemptions by Digital World stockholders exceed 80%.

Such an occurrence may negatively impact Digital World and TMTG’s ability to execute on their future strategic plan.

There is no guarantee that a Digital World Public Stockholder’s decision whether to redeem its shares of Digital World common stock for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

We cannot assure you as to the price at which a Public Stockholder may be able to sell the shares of New Digital World common stock in the future following the completion of the Merger. Certain events following the consummation of any business combination, including the Merger, may cause an increase in the New Digital World stock price, and may result in a lower value realized now than a Digital World Public Stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s Public Shares. Similarly, if a Digital World Public Stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of New Digital World common stock after the Closing, and there can be no assurance that a stockholder can sell his, her or its shares of New Digital World common stock in the future for a greater amount than the Redemption price set forth in this proxy statement/prospectus. A Digital World Public Stockholder should consult his, her or its own tax or financial advisor for assistance on how this may affect its individual situation.

If Digital World Public Stockholders fail to comply with the Redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

Digital World intends to comply with the U.S. federal proxy rules in conducting Redemptions in connection with the Merger. However, despite Digital World’s compliance with these rules, if a Digital World stockholder fails to receive Digital World’s proxy materials, such stockholder may not become aware of the opportunity to redeem its shares of Digital World common stock. In addition, this proxy statement/prospectus provides the various procedures that must be complied with in order to validly tender or redeem Public Shares. In the event that a Public Stockholder fails to comply with these or any other procedures, its Public Shares may not be redeemed.

In order to exercise their Redemption Rights, Public Stockholders are required to deliver their Public Shares, either physically or electronically using the Depository Trust Company’s DWAC System, to Digital World’s transfer agent prior to the vote at the Digital World Special Meeting. If a Public Stockholder properly seeks Redemption as described in this proxy statement/prospectus and the Business Combination is consummated, Digital World will redeem these Public Shares for a pro rata portion of the funds deposited in the Trust Account and the Public Stockholder will no longer own such Public Shares following the Merger. See the section entitled “Digital World Special Meeting of Stockholders — Redemption Rights” for additional information on how to exercise your Redemption Rights.

If you or a “group” of Digital World stockholders of which you are a part is deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such Public Shares in excess of 15% of the Public Shares.

A Public Stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its Public Shares or, if part of such a group, the group’s Public Shares, in excess of 15% of the Public Shares, without the prior consent of Digital World. However, Digital World stockholders’ ability to vote all of their Public Shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on Redemptions. Your inability to redeem any such excess Public Shares could result in you suffering a material loss on your investment in Digital World if you sell such excess Public Shares in open market transactions. Digital World cannot assure you that the value of such excess Public Shares will appreciate over time following the Business Combination or that the market price of the Public Shares will exceed the per share Redemption price.

The Sponsor, directors, executive officers, advisors or their affiliates may enter into certain non-Redemption arrangements with or elect to purchase Public Shares or Warrants from Public Stockholders, which may influence a vote on the proposed Business Combination and the other Proposals described in this proxy statement/prospectus and reduce the public “float” of Digital World common stock.

The Sponsor, directors, executive officers, advisors or their affiliates, where otherwise permissible under applicable law, rules and regulations, may enter into certain non-Redemption arrangements with or elect to purchase Public Shares or Warrants from Public Stockholders either prior to or following the completion of the Business Combination, although they are under no obligation to do so. Such an arrangement may include a contractual acknowledgement that such stockholder, although still the record holder of the shares is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy closing conditions in the Merger Agreement regarding required amounts of cash or cash equivalents that Digital World has from any source equal or exceeds certain thresholds where it appears that such requirements would otherwise not be met. This may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. If our Sponsor, directors, executive officers, advisors or their affiliate purchase Public Shares or Warrants in such transactions, none of the funds in the Trust Account will be used to purchase such shares or Warrants.

In the event that our Sponsor, directors, executive officers, advisors or their affiliates purchase Public Shares or Warrants in privately negotiated transactions from Public Stockholders who have already elected to exercise their Redemption Rights, such selling stockholders would be required to revoke their prior elections to redeem their Public Shares. Any such purchases of Public Shares or Warrants would reduce the number of shares and Public Warrants held by non-affiliates and reduce the number of holders eligible to vote such shares or Warrants on any matters submitted to the holders of our securities for approval in connection with the Business Combination.

In addition, if such purchases are made, the public “float” of Digital World Class A common stock and the number of beneficial holders of its securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of Digital World securities on the Nasdaq or another national securities exchange or reducing the liquidity of the trading market for its Class A common stock.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of Public Shares by the persons described above have been entered into with any such investor or holder. We will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other Proposals (as described in this proxy statement/prospectus) at the special meeting.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial statements of Digital World present the combination of the historical financial information of Digital World and TMTG adjusted to give effect to the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined balance sheet as of September 30, 2023 combines the historical unaudited condensed balance sheet of Digital World as of September 30, 2023 with the historical unaudited condensed consolidated balance sheet of TMTG as of September 30, 2023 on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on September 30, 2023.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2023 combines the historical unaudited condensed statement of operations of Digital World for the nine months ended September 30, 2023 and the historical unaudited condensed consolidated statement of operations of TMTG for the nine months ended September 30, 2023. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combines the historical audited statement of operations of Digital World for the year ended December 31, 2022 with the historical audited consolidated statement of operations of TMTG for the year ended December 31, 2022 on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2022, the beginning of the period presented.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•

the historical unaudited condensed financial statements of Digital World as of and for the nine months ended September 30, 2023 and the historical audited financial statements of Digital World as of and for the year ended December 31, 2022 and the related notes thereto, included elsewhere in this proxy statement/prospectus;

•

the historical unaudited condensed consolidated financial statements of TMTG as of and for the nine months ended September 30, 2023 and the historical audited financial statements of TMTG as of and for the year ended December 31, 2022 and the related notes thereto, included elsewhere in this proxy statement/prospectus;

•

the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Digital World,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TMTG,” and other financial information relating to Digital World and TMTG included elsewhere in this proxy statement/prospectus, including the Merger Agreement and the description of certain terms thereof set forth under “The Business Combination.”

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and does not necessarily reflect what the Combined Entity’s financial condition or results of operations would have been had the Business Combination and convertible notes issuances occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Entity. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited transaction accounting adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The Combined Entity believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and convertible notes issuances based on information available to management at this time and that the transaction accounting adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

On October 20, 2021, Digital World entered into the Merger Agreement with Merger Sub, TMTG, ARC Global Investments II, LLC and TMTG’s General Counsel, as amended on May 11, 2022, August 9, 2023 and September 29, 2023. Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, upon the Closing, Merger Sub will merge with and into TMTG, with TMTG surviving as a wholly owned subsidiary of Digital World, and with TMTG’s stockholders receiving 87,500,000 shares of Digital World Class A common stock (excluding 40,000,000 Earnout Shares), subject to certain adjustments and earnout provisions, in exchange for TMTG common stock, which is in substance, a continuation of the TMTG shareholders’ equity interests in the TMTG business, plus up to an additional 8,369,508 shares of New Digital World common stock to be issued upon conversion of outstanding TMTG Convertible Notes immediately prior to the Effective Time. Upon the Closing, it is anticipated that Digital World will change its name to Trump Media & Technology Group Corp.

Pursuant to the existing Digital World Charter, public stockholders are being offered the opportunity to redeem, upon the closing of the merger, shares of Digital World Class A common stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account (as of two business days prior to the Closing). The unaudited pro forma condensed combined information contained herein assumes that Digital World stockholders approve the Business Combination. Digital World’s public stockholders may elect to redeem their Class A common stock for cash even if they approve the Business Combination. Digital World cannot predict how many of its stockholders will exercise their right to have their shares redeemed for cash. As a result, for illustrative purposes, the unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of Redemptions of Digital World Class A common stock:

•	Assuming Minimum Redemption — this scenario assumes that no shares of Digital World Class A common stock are redeemed; and

•

Assuming Maximum Redemption — This scenario assumes the Redemption of 22,991,672 shares of Digital World Class A common stock, for aggregate payment of approximately $244.9 million from the Trust Account), so that Digital World retains at least $5,000,001 in net tangible assets and $60 million in cash immediately prior to or upon the consummation of the Business Combination.

Under both redemption scenarios, all issued and outstanding shares of TMTG common stock, as of the date of this proxy statement/prospectus are being exchanged for 87,500,000 shares of Digital World Class A common stock.

Digital World is required to fulfill the Financial Closing Conditions. The ability to meet the Financial Closing Conditions will not be known until the level of redemptions of Public Shares in connection with the Business Combination is known. As a result, if redemptions exceed $244.9 million (or 80% of the Trust Account assets before redemptions) the Business Combination would not close. As such, the Maximum Redemption scenario does not reflect the full amount of Public Shares that may be redeemed under Digital World’s Charter. Accordingly, if holders of more than 22,991,673 Public Shares seek to exercise such Redemption Rights, the Business Combination is not expected to close.

Under both scenarios, TMTG is considered the accounting acquirer, as further discussed in Note 2, Basis of Presentation, of the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2023

(in thousands)

	TMTG (Historical)	Digital World (Historical)	Pro Forma Adjustments Assuming Minimum Redemption		Pro Forma Combined Assuming Minimum Redemption	Pro Forma Adjustments Assuming Maximum Redemption		Pro Forma Combined Assuming Maximum Redemption

Assets
Current Assets:
Cash and cash equivalents	$1,839	$3,286	$307,196	A	$304,849	$(244,849)	I	$60,000
			$(10,063)	B
			$(14,500)	C
			$(53,756)	J
			19,300	K
			50,000	L
			1,547	M
Prepaid expenses and other current assets	$328				328			$328
Accounts receivable	$311				311			311

Total current assets	$2,478	3,286	299,724		305,488	$(244,849)		$60,639

Non-current assets:
Prepaid expenses					—			—
Cash and marketable securities held in Trust Account		307,196	$(307,196)	A	—			—
Property and equipment, net	$41				$41			$41
Right of use asset	$392				392			392

Total non-current assets	$433	307,196	$(307,196)		$433	—		$433

Total Assets	$2,911	$310,482	$(7,472)		$305,921	$(244,849)		$61,072

Liabilities, Temporary Equity and Stockholders’ Equity (Deficit)
Accounts payable	$203				$203			$203
Accrued expenses		$43,675	$(43,675)	J	—			—
Franchise tax payable		$633	$(633)	J	—			—
Income tax payable		$3,667	$(3,667)	J	—			—
Convertible notes	$41,790		$(61,090)	E	51,547			51,547
			19,300	K
			50,000	L
			1,547	M
Working capital loans		$2,372	$(2,372)	J	—			—
Notes payable – Sponsor		$2,875	$(2,875)	J
Notes payable		$500	$(500)	J
Advances – related parties		$34	$(34)	J	—			—
Derivative liability	$15,377		$(15,377)	E	—			—
Current portion of Operating lease liability	$158				$158			$158

Total current liabilities	$57,528	$53,756	$(59,476)		$51,908	—		$51,908

Non-current liabilities:
Deferred underwriting commission		$10,063	$(10,063)	B	—			—
Convertible Notes	$2,148		$2,148	E
Derivative liabilities	$577		$577	E
Long-term Operating lease liability	$243				$243			$243

Total non-current liabilities	$2,968	$10,063	$(12,788)		$243			$243

Total liabilities	$60,495	$63,819	$(72,164)		$52,151			$52,151

	TMTG (Historical)	Digital World (Historical)	Pro Forma Adjustments Assuming Minimum Redemption		Pro Forma Combined Assuming Minimum Redemption	Pro Forma Adjustments Assuming Maximum Redemption		Pro Forma Combined Assuming Maximum Redemption
Commitments and Contingencies
Temporary equity:
Class A common stock subject to possible Redemption		$306,129	$(306,129)	D	—			—
Stockholders’ equity $(deficit):								—
Series A convertible preferred stock
Common stock			$9	F	$14	$(2)	I	$12
			$3	D
Class A common stock		—	—	G
			2	E				—
Class B common stock		—	—	G	—			—
Additional paid-in capital		—	$306,126	D	$311,341	$(193,300)	I	$118,041
			$(9)	F				—
			$(59,466)	H				—
			$(14,500)	C				—
			$79,190	E
Accumulated deficit	$(57,584)	$(59,466)	$59,466	H	$(57,584)			$(57,584)

Total shareholders’ equity $(deficit)	$(57,584)	$(59,466)	$370,821		$253,770	$(193,302)		$60,468

Total Liabilities, Temporary Equity and Stockholders’ Deficit	$2,911	$310,482	$(7,472)		$305,921	$(244,849)		$61,072

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(in thousands, except share and per share data)

	TMTG (Historical)	Digital World (Historical)	Pro Forma Adjustments Assuming Minimum and Maximum Redemption		Pro Forma Combined Assuming Minimum and Maximum Redemption
Net sales	$3,380	$—	$—		$3,380
Cost of revenue	124	—	—		124

Gross profit	3,256	—	—		3,256

Operating costs and expenses:
Research and development	7,212				7,212
Sales and marketing	978				978
Legal investigations		20,639			20,639
General and administrative	5,714	8,132	—		13,846

Total operating costs and expenses	13,904	28,771	—		42,675

Loss from operations	(10,649)	(28,771)	—		(39,420)

Other income (expense):
Interest expense	(37,703)		37,703	AA	—
Change in fair value of derivative liability	(660)		660	CC	—
Insurance recoveries		1,047			1,047
Interest income on Trust Account		10,405	(10,405)	BB	—

Total other income (expense)	(38,363)	11,452	27,958		1,047

Net income (loss) before income tax provision	(49,011)	(17,319)	27,958		(38,372)
Income tax provision	—	(2,687)	—		(2,687)

Net income (loss)	(49,011)	(20,006)	27,958		(41,059)

	TMTG (Historical)	Digital World (Historical)	Assuming Minimum Redemption	Assuming Maximum Redemption
Weighted average shares outstanding—Common stock	100,000,000	—	—	—

Basic and diluted net income per share—Common stock	(0.49)	—	—	—

Weighted average shares outstanding—Class A common stock	—	30,021,576	135,523,945	112,532,273

Basic and diluted net income per share—Class A common stock	—	(0.21)	(0.30)	(0.36)

Weighted average shares outstanding—Class B common stock	—	7,187,500	—	—

Basic and diluted net income per share—Class B common stock	—	(0.21)	—	—

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

(in thousands, except share and per share data)

	TMTG (Historical)	Digital World (Historical)	Pro Forma Adjustments Assuming Minimum and Maximum Redemption		Pro Forma Combined Assuming Minimum and Maximum Redemption
Net sales	$1,471	$—	$—		$1,471
Cost of revenue	55	—	—		55

Gross profit	1,416	—	—		1,416

Operating costs and expenses:
Research and development	13,633				13,633
Sales and marketing	626				626
Legal investigations					—
General and administrative	10,404	18,921	40,000	AA	69,325

Total operating costs and expenses	24,663	18,921	40,000		83,584

Loss from operations	(23,247)	(18,921)	(40,000)		(82,168)

Other income (expense):
Interest expense	(2,039)		2,039	CC	—
Change in fair value of derivative liability	75,810		(75,810)	DD	—
Interest income on Trust Account		4,257	(4,257)	BB	—

Total other income (expense)	73,771	4,257	(78,028)

Net income (loss) before income tax provision	50,524	(14,664)	(118,028)		(82,168)
Income tax provision		(979)			(979)

Net income (loss)	50,524	(15,643)	(118,028)		(83,147)

	TMTG (Historical)	Digital World (Historical)	Assuming Minimum Redemption	Assuming Maximum Redemption
Weighted average shares outstanding— Common stock	100,000,000	—	—	—

Basic and diluted net income per share—Common stock	0.51	—	—	—

Weighted average shares outstanding—Class A common stock	—	30,002,669	135,523,945	112,532,273

Basic and diluted net income per share—Class A common stock	—	(0.42)	(0.64)	(0.77)

Weighted average shares outstanding—Class B common stock	—	7,187,500	—	—

Basic and diluted net income per share—Class B common stock	—	(0.42)	—	—

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Merger

On October 20, 2021, Digital World entered into a merger agreement with Merger Sub, TMTG, ARC Global Investments II, LLC and TMTG’s General Counsel. The Merger Agreement. Pursuant to the Merger Agreement, as amended, and subject to the terms and conditions set forth therein, upon the Closing, Merger Sub will merge with and into TMTG, with TMTG surviving as a wholly owned subsidiary of Digital World, and with TMTG’s stockholders receiving 87,500,000 shares of New Digital World common stock (excluding 40,000,000 Earnout Shares), subject to certain adjustments and earnout provisions, in exchange for TMTG common stock, which, is in substance, a continuation of the TMTG shareholders’ equity interests in the TMTG business, plus up to an additional 8,369,508 shares of New Digital World common stock to be issued upon conversion of outstanding TMTG Convertible Notes immediately prior to the Effective Time. Upon the Closing, it is anticipated that Digital World will change its name to Trump Media & Technology Group Corp. Under both redemption scenarios, all issued and outstanding shares of TMTG common stock, as of the date of this proxy statement/prospectus are being exchanged for 87,500,000 shares of Digital World Class A common stock.

Note 2 — Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The historical financial information of Digital World and TMTG include transaction accounting adjustments to illustrate the estimated effect of the Business Combination, the private placement and certain other adjustments to provide relevant information necessary for an understanding of the combined company upon consummation of the transactions described herein.

Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP because TMTG is the operating company and has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), while Digital World is a blank check company, under both the Minimum Redemption and Maximum Redemption scenarios. The determination is primarily based on the evaluation of the following facts and circumstances taking into consideration both the minimum Redemption and maximum Redemption scenarios:

•	The pre-combination equity holders of TMTG will hold the majority of voting rights in Combined Entity;

•	The pre-combination equity holders of TMTG will have the right to appoint the majority of the directors on the Combined Entity Board;

•	TMTG senior management (executives) will be the senior management (executives) of the Combined Entity; and

•	Operations of TMTG will comprise the ongoing operations of Combined Entity.

Under the reverse recapitalization model, the Business Combination will be treated as TMTG issuing equity for the net assets of Digital World, with no goodwill or intangible assets recorded.

The unaudited pro forma combined financial information has been prepared using both the Minimum Redemption and Maximum Redemption scenarios with respect to the potential Redemption of Public Shares into cash.

Digital World is required to fulfill the Financial Closing Conditions. The ability to meet the Financial Closing Conditions will not be known until the level of redemptions of Public Shares in connection with the

Business Combination is known. As a result, if redemptions exceed $244.9 million (or 80% of the Trust Account assets before redemptions) the Business Combination would not close. As such, the Maximum Redemption scenario does not reflect the full amount of Public Shares that may be redeemed under Digital World’s Charter. Accordingly, if holders of more than 22,991,673 Public Shares seek to exercise such Redemption Rights, the Business Combination is not expected to close.

The unaudited pro forma combined financial information does not reflect the income tax effects of the transaction accounting adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given TMTG incurred losses during the historical period presented.

Note 3 — Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Balance Sheet as of September 30, 2023

The transaction accounting adjustments included in the unaudited pro forma combined balance sheet as of September 30, 2023 are as follows:

(A)

Reflects the reclassification of $307.2 million of cash and cash equivalents held in the Trust Account at the balance sheet date that becomes available to fund expenses in connection with the Business Combination or future cash needs of the Company.

(B)	Reflects the payment of $10.1 million of deferred underwriters’ fees. The fees were paid at the Closing out of the trust account.

(C)	Represents estimated post September 30, 2023 transaction costs totaling $14.5 million, which include legal, accounting, advisory and consulting fees

(D)	Reflects the reclassification of approximately $306.2 million of Class A shares subject to possible Redemption to permanent equity.

(E)	Reflects the conversion of TMTG Convertible Promissory Notes to shares of stock. The shares automatically convert upon the Closing.

(F)	Represents the issuance of 87.5 million shares of the post-combination company’s common stock to TMTG equity holders as consideration for the reverse recapitalization.

(G)	Reflects the conversion of Digital World Class B shares held by the initial shareholders to Class A shares.

(H)	Reflects the reclassification of Digital World’s historical accumulated deficit.

(I)

Reflects the maximum Redemption of 23.0 million shares for $244.9 million Digital World is required to fulfill the Financial Closing Conditions. The ability to meet the Financial Closing Conditions will not be known until the level of redemptions of Public Shares in connection with the Business Combination is known. As a result, if redemptions exceed $244.9 million (or 80% of the Trust Account assets before redemptions) the Business Combination would not close. As such, the Maximum Redemption scenario does not reflect the full amount of Public Shares that may be redeemed under Digital World’s Charter. Accordingly, if holders of more than 22,991,673 Public Shares seek to exercise such Redemption Rights, the Business Combination is not expected to close.

(J)	Reflects the settlement of Digital World liabilities, including $18 million for the SEC settlement. As of September 30, 2023 $18 million of the $18 million SEC settlement was recorded as a liability.

(K)	Reflects the issuance of convertible notes up to the maximum capacity.

(L)	Reflects proceeds of $50 million from the issuance of convertible notes and warrants.

(M)	Reflects the proceeds from the issuance of additional convertible notes.

Note 4 — Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Statement of Operations for the nine months Ended September 30, 2023

The transaction accounting adjustments included in the unaudited pro forma combined statement of operations for the nine months ended September 30, 2023 are as follows:

(AA) Elimination of interest expense for convertible notes.

(BB) Elimination of investment income in the trust.

(CC) Elimination of change in fair value for convertible notes.

Note 5 — Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2022

The transaction accounting adjustments included in the unaudited pro forma combined statement of operations for the year ended December 31, 2022 are as follows:

(AA) Reflects transaction costs, which include legal, accounting, advisory and consulting fees and $18 million for the SEC settlement.

(BB) Reflects the elimination of investment income in the trust.

(CC) Reflects the elimination of interest expense for convertible notes.

(DD) Reflects the elimination of change in fair value for convertible notes.

Note 6 — Loss Per Share

Net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination assuming the shares were outstanding since January 1, 2022. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

Presented below is share, book value per share and net income per share information assuming five alternative levels of redemption as of and for the nine months ended September 30, 2023.

	TMTG	Digital World	Minimum Redemption	33.33% Redemption	50% Redemption	Maximum (80%) Redemption (1)
Book value per share	(0.58)	(1.60)	1.87	1.20	0.83	0.51
Weighted average shares outstanding - Common stock	100,000,000
Basic and diluted net income per share - Common stock	(0.49)
Weighted average shares outstanding - Class A common stock		30,021,576	135,523,945	125,942,919	121,150,969	112,532,273
Basic and diluted net income per share - Class A common stock		(0.21)	(0.30)	(0.33)	(0.34)	(0.36)
Weighted average shares outstanding - Class B common stock		7,187,500
Basic and diluted net income per share - Class B common stock		(0.21)

(1)

Digital World is required to fulfill the Financial Closing Conditions. The ability to meet the Financial Closing Conditions will not be known until the level of redemptions of Public Shares in connection with the

Business Combination is known. As a result, if redemptions exceed $244.9 million (or 80% of the Trust Account assets before redemptions) the Business Combination would not close. As such, the Maximum Redemption scenario does not reflect the full amount of Public Shares that may be redeemed under Digital World’s Charter. Accordingly, if holders of more than 22,991,673 Public Shares seek to exercise such Redemption Rights, the Business Combination is not expected to close.

Presented below is share information assuming five alternative levels of redemption.

	Minimum Redemption		33.33% Redemption		50% Redemption		Maximum (80%) Redemption (1)
Basic
Digital World
SPAC public shareholder shares	28,745,952	21.2%	19,164,926	15.2%	14,372,976	11.9%	5,754,280	5.1%
SPAC private placement shares	1,133,484	0.8%	1,133,484	0.9%	1,133,484	0.9%	1,133,484	1.0%
Underwriter IPO shares	143,750	0.1%	143,750	0.1%	143,750	0.1%	143,750	0.1%
SPAC sponsor promote (primarily Founder Shares)	9,631,250	7.1%	9,631,250	7.6%	9,631,250	7.9%	9,631,250	8.6%

Total Digital World	39,654,436	29.3%	30,073,410	23.9%	25,281,460	20.9%	16,662,764	14.8%

TMTG
Rollover equity shares for TMTG shareholders	87,500,000	64.6%	87,500,000	69.5%	87,500,000	72.2%	87,500,000	77.8%
TMTG convertible note shares	8,369,509	6.2%	8,369,509	6.6%	8,369,509	6.9%	8,369,509	7.4%

Total TMTG	95,869,509	70.7%	95,869,509	76.1%	95,869,509	79.1%	95,781,734	85.2%

Total	135,523,945	100.0%	125,942,919	100.0%	121,150,969	100.0%	112,532,273	100.0%

Diluted
Digital World
SPAC public shareholder shares	28,745,952	14.0%	19,164,926	9.8%	14,372,976	7.5%	5,754,280	3.2%
SPAC private placement shares	1,133,484	0.6%	1,133,484	0.6%	1,133,484	0.6%	1,133,484	0.6%
Underwriter IPO shares	143,750	0.1%	143,750	0.1%	143,750	0.1%	143,750	0.1%
SPAC sponsor promote (primarily Founder Shares)	9,631,250	4.7%	9,631,250	4.9%	9,631,250	5.1%	9,631,250	5.3%
Public warrants	14,372,171	7.0%	14,372,171	7.4%	14,372,171	7.5%	14,372,171	7.9%
Private warrants	566,742	0.3%	566,742	0.3%	566,742	0.3%	566,742	0.3%
Private placement convertible notes and warrants	12,425,000	6.1%	12,425,000	6.4%	12,425,000	6.5%	12,425,000	6.8%
Sponsor and other convertible notes	1,125,405	0.5%	1,125,405	0.6%	1,125,405	0.6%	1,125,405	0.6%
Directors and officers convertible notes	965,125	0.5%	956,125	0.5%	965,125	0.5%	965,125	0.5%

Total Digital World	69,108,879	33.7%	59,527,853	30.5%	54,735,903	28.7%	46,117,207	25.3%

TMTG
Rollover equity shares for TMTG shareholders	87,500,000	42.7%	87,500,000	44.8%	87,500,000	45.9%	87,500,000	48.1%
TMTG convertible note shares	8,369,509	4.1%	8,369,509	4.3%	8,369,509	4.4%	8,369,509	4.6%
Potential TMTG Earnout Shares	40,000,000	19.5%	40,000,000	20.5%	40,000,000	21.0%	40,000,000	22.0%

Total TMTG	135,869,509	66.3%	135,869,509	69.5%	135,869,509	71.3%	135,869,509	74.7%

Total	204,978,388	100.0%	195,397,362	100.0%	190,605,412	100.0%	181,986,716	100.0%

(1)

Digital World is required to fulfill the Financial Closing Conditions. The ability to meet the Financial Closing Conditions will not be known until the level of redemptions of Public Shares in connection with the Business Combination is known. As a result, if redemptions exceed $244.9 million (or 80% of the Trust Account assets before redemptions) the Business Combination would not close. As such, the Maximum Redemption scenario does not reflect the full amount of Public Shares that may be redeemed under Digital World’s Charter. Accordingly, if holders of more than 22,991,673 Public Shares seek to exercise such Redemption Rights, the Business Combination is not expected to close.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

Digital World Acquisition Corp.

Digital World is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Digital World was incorporated under the laws of the State of Delaware on December 11, 2020.

On September 8, 2021, Digital World consummated its IPO of 28,750,000 Units, which included 3,750,000 Units issued pursuant to the full exercise by the underwriters of their over-allotment option, with each Unit consisting of one share of Class A common stock and one-half of one redeemable Warrant, with each whole Warrant entitling the holder thereof to purchase one share of Class A common stock for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to Digital World of $287,500,000. Simultaneously with the closing of the IPO, Digital World completed the private sale of an aggregate of 1,133,484 Placement Units to the Sponsor at a purchase price of $10.00 per Unit, generating gross proceeds of $11,334,840. A total of $293,250,000, comprised of $283,906,250 of the proceeds from the Digital World IPO (which amount includes $10,062,500 of the underwriter’s deferred discount) and $9,343,750 of the proceeds of the sale of the Placement Units, was placed in the Trust Account. Digital World’s IPO was conducted pursuant to a registration statement on Form S-1 (Registration No. 333-256472) that became effective on September 2, 2021.

Digital World Class A common stock, Units and Warrants are currently listed on Nasdaq under the symbols “DWAC,” “DWACU,” and “DWACW,” respectively. The mailing address of Digital World’s principal executive offices is 3109 Grand Ave., #450, Miami, Florida 33133, and its telephone number at such address is (305) 735-1517.

Merger Sub

Merger Sub is a wholly owned subsidiary of Digital World, incorporated in Delaware on October 18, 2021 solely for the purpose of consummating the Business Combination. Merger Sub owns no material assets and does not operate any business.

The mailing address of Merger Sub’s principal executive offices is 3109 Grand Ave., #450, Miami, Florida 33133, and its telephone number at such address is (305) 735-1517.

In the Business Combination, Merger Sub will merge with and into TMTG with TMTG surviving the Merger. As a result, Merger Sub will cease to exist, and TMTG will become a wholly owned subsidiary of Digital World.

Trump Media & Technology Group Corp.

TMTG aspires to build a media and technology powerhouse to rival the liberal media consortium and promote free expression.

TMTG was founded to fight back against the big tech companies—Meta (Facebook, Instagram, and Threads), X (formerly Twitter), Netflix, Alphabet (Google), Amazon and others—that may curtail debate in America and censor voices that contradict their woke ideology. As confirmed by the “Twitter Files” exposés, X has long suppressed conservative speech (including at the behest of U.S. government officials) through various means, including “shadow banning”—a surreptitious process in which users may not even know their posts are being hidden from other users. The company also outright banned conservative users such as TMTG’s Chairman, former U.S. President Donald J. Trump who was banned for one year and ten months—even while it continued to allow the Taliban to freely post their views to the world.

In July 2023, a federal district court judge found that Biden White House personnel likely colluded with big tech companies to violate Americans’ First Amendment rights. The opinion expressed that “targeted suppression of conservative ideas is a perfect example of viewpoint discrimination of political speech.” Big Tech companies’ transformation into the arbiters of public speech and organs of state-sponsored censorship contradicts American values. Their suppression of dissident speech constitutes the most serious threat today to a free and democratic debate. Thus, TMTG aims to safeguard public debate and open dialogue, and to provide a platform for all users to freely express themselves.

TMTG’s first product, Truth Social, is a social media platform aiming to disrupt big tech’s control on free speech by opening up the Internet and giving the American people their voices back. It is a public, real-time platform where any user can create content, follow other users, and engage in an open and honest global conversation without fear of being censored or cancelled due to their political viewpoints. TMTG does not restrict whom a user can follow, which greatly enhances the breadth and depth of available content. Additionally, users can be followed by other users without requiring a reciprocal relationship, enhancing the ability of TMTG users to reach a broad audience.

Truth Social was generally made available in the first quarter of 2022. The company prides itself on operating its platform, to the best of its ability, without relying on big tech companies. Partnering with pro-free-speech alternative technology firms, TMTG fully launched Truth Social for iOS in April 2022. TMTG debuted the Truth Social web application in May 2022, and the Truth Social Android App became available in the Samsung Galaxy and Google Play stores in October 2022. TMTG introduced direct messaging to all versions of Truth Social in 2022, released a “Groups” feature for users in May 2023, and announced the general availability of Truth Social internationally in June 2023. Since its launch, Truth Social has experienced substantial growth, from zero to an aggregate of approximately 8.9 million signups for Truth Social via iOS, Android and the web as of the date of this proxy statement/prospectus. However, investors should be aware that since its inception, TMTG has not relied on any specific key performance metric to make business or operating decisions. Consequently, it has not been maintaining internal controls and procedures for periodically collecting such information, if any. While many mature industry peers may gather and analyze certain metrics, given the early development stage of the Truth Social platform, TMTG’s management and board believe that such metrics are not critical in the near future for the business and operation of the platform. This stance is due to TMTG’s long-term commitment to implementing a robust business plan, which may involve introducing innovative features and potentially incorporating new technologies, such as advanced video streaming services on its platform. These initiatives may enhance the range of services and experiences TMTG can offer on its Truth Social platform.

At this juncture in its development, TMTG believes that adhering to traditional key performance indicators, such as signups, average revenue per user, ad impressions and pricing, or active user accounts including monthly and daily active users, could potentially divert its focus from strategic evaluation with respect to the progress and growth of its business. TMTG believes that focusing on these KPIs might not align with the best interests of TMTG or its shareholders, as it could lead to short-term decision-making at the expense of long-term innovation and value creation. Therefore, TMTG believes that this strategic evaluation is critical and aligns with its commitment to a robust business plan that includes introducing innovative features and new technologies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation of TMTG—Key Operating Metrics” and “Risk Factors—Risk Factors Related to TMTG—TMTG does not currently, and may never, collect, monitor or report certain key operating metrics used by companies in similar industries.”

TMTG was incorporated under the laws of the State of Delaware on February 8, 2021.

The mailing address of TMTG’s principal executive offices is 401 N. Cattlemen Rd., Ste. 200, Sarasota, Florida 34232, and its telephone number at such address is (800) 798-5754.

THE DIGITAL WORLD SPECIAL MEETING

General

Digital World is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the board of directors for use at the Digital World Special Meeting to be held on [●], 2024 and at any adjournment or postponement thereof. This proxy statement/prospectus provides Digital World’s stockholders with information they need to know to be able to vote or direct their vote to be cast at the Digital World Special Meeting.

Date, Time and Place

The Digital World Special Meeting will be held as a “virtual meeting” via live audio webcast on [●], 2024, at 10:00 a.m., Eastern Time. You may also access Digital World’s proxy materials at the following website: www.proxyvote.com.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Digital World Special Meeting if you owned shares of Digital World common stock at the close of business on [●], 2024 which is the Record Date. You are entitled to one vote for each share of Digital World common stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were [●] shares of Digital World common stock outstanding, consisting of [●] shares of Class A common stock and [●] shares of Class B common stock.

Vote of the Sponsor, Directors and Officers

The Sponsor, directors, officers and the anchor investors of Digital World have agreed to vote any Founder Shares and Placement Shares they may hold, as applicable, in favor of the Business Combination, including the Business Combination Proposal and the other Proposals. The Sponsor and all of our current and former directors and officers are expected to vote any Digital World common stock over which they have voting control (including any Public Shares owned by them) in favor of the Business Combination and the other Proposals. Currently, our Sponsor and certain current and former officers and directors own approximately 3.8% of our issued and outstanding shares of Class A common stock, and 76.5% of our issued and outstanding Founder Shares (including 5,497,500 Founder Shares and 1,133,484 Placement Units). Our Sponsor and current directors and officers do not intend to purchase shares of Digital World Class A common stock in the open market or in privately negotiated transactions in connection with the stockholder vote on the Business Combination.

However, the approval of the Business Combination Proposal requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders, as of the Record Date, of a majority of the votes cast of Class A common stock and Class B common stock, voting together as a single class, entitled to vote thereon at the Digital World Special Meeting. As each Proposal is cross-conditioned on the approval of all Required Proposals, the approval of the Business Combination Proposal is also conditioned on the approval of the Charter Amendment Proposals. The approval of the Charter Amendment Proposals requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders, as of the Record Date, of a majority of the then issued and outstanding shares of Class A common stock and Class B common stock, voting together as a single class. Consequently, the affirmative vote of approximately 55.3% of the unaffiliated issued and outstanding shares of Class A common stock, along with the affirmative vote of all of the issued and outstanding shares of Class A common stock and Class B common stock held by the Sponsor, certain of our current and former directors, officers and the anchor investors, is required to approve the Charter Amendment Proposals.

Quorum and Required Vote for Proposals

A quorum of Digital World stockholders is necessary to hold a valid meeting. A quorum will be present at the Digital World Special Meeting if a majority of the Digital World common stock outstanding and entitled to vote at the Digital World Special Meeting is represented in person or by proxy at the Digital World Special Meeting. Abstentions and “WITHHOLD” votes will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

The approval of the Charter Amendment Proposals requires the affirmative vote of the holders, as of the Record Date, of a majority of the then issued and outstanding shares of Class A common stock and Class B common stock, voting together as a single class.

The approval of the Business Combination Proposal, the Incentive Plan Proposal and the Nasdaq Proposal requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders, as of the Record Date, of a majority of the votes cast of Class A common stock and Class B common stock, voting together as a single class, entitled to vote thereon at the Digital World Special Meeting, as described elsewhere in this proxy statement/prospectus.

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Digital World Special Meeting, in each case as described elsewhere in this proxy statement/prospectus.

The approval of the Director Election Proposal requires a plurality vote of the shares of Digital World common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Digital World Special Meeting, as described elsewhere in this proxy statement/prospectus.

If the Business Combination Proposal is not approved, the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal will not be presented to the Digital World stockholders for a vote. The approval of the Charter Amendment Proposals, the Business Combination Proposal, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal are preconditions to the consummation of the Business Combination. The Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal are conditioned on the approval of the Business Combination Proposal (and each such Proposal is cross-conditioned on the approval of all Required Proposals). The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that in the event the Business Combination Proposal does not receive the requisite vote for approval, then Digital World will not consummate the Business Combination. If Digital World does not consummate the Business Combination and fails to complete an initial business combination by September 8, 2024 and does not seek and obtain the approval of its stockholders for an Extension, Digital World will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the Public Stockholders.

Abstentions, “WITHHOLD” Votes and Broker Non-Votes

A Digital World stockholder’s failure to vote by proxy or to vote in person at the Digital World Special Meeting or an abstention will have no effect on the outcome of the vote on the Business Combination Proposal, the Incentive Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal. A Digital World stockholder’s failure to vote by proxy or to vote in person at the Digital World Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Charter Amendment Proposals. A Digital World stockholder’s failure to vote by proxy or to vote in person at the Digital World Special Meeting or a “WITHHOLD” vote will have no effect on the outcome of the vote on the Director Election Proposal.

A “broker non-vote” occurs when shares held by a broker for the account of a beneficial owner are not voted for or against a particular proposal because the broker has not received voting instructions from that beneficial owner and the broker does not have discretionary authority to vote those shares in the absence of such instructions. If you do not provide instructions to your broker, your broker will not have discretionary authority to vote on any of the Proposals at the Digital World Special Meeting, because Digital World does not expect any of the Proposals to be considered a routine matter. Broker non-votes will not be counted as present for the purposes of establishing a quorum.

Broker non-votes will have the same effect as a vote “AGAINST” the Charter Amendment Proposals. Broker non-votes will have no effect on the Business Combination Proposal, the Director Election Proposal, the Incentive Plan Proposal, the Nasdaq Proposal or the Adjournment Proposal.

Recommendation of Digital World Board

Digital World Board has unanimously determined that each of the Proposals is fair to and in the best interests of Digital World and its stockholders, and has unanimously approved such proposals. Digital World Board unanimously recommends that stockholders:

•	vote “FOR” the Business Combination Proposal;

•	vote “FOR” each of the Charter Amendment Proposals;

•	vote “FOR” the Director Election Proposal;

•	vote “FOR” the Incentive Plan Proposal;

•	vote “FOR” the Nasdaq Proposal; and

•	vote “FOR” the Adjournment Proposal, if it is presented at the meeting.

When you consider the recommendation of the Digital World Board in favor of approval of the Proposals, you should keep in mind that the Sponsor, members of Digital World Board and officers have interests in the Business Combination that may be different from or in addition to (or which may conflict with) your interests as a stockholder. These interests include, among other things, the fact that:

•

unless Digital World consummates an initial business combination, Digital World’s officers and directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

•

our Sponsor holds 5,490,000 Founder Shares and 1,133,484 Placement Units, all such securities beneficially owned by Patrick Orlando, a director and former Chairman and Chief Executive Officer. In addition, Mr. Eric Swider, our Chief Executive Officer and a director, owns 7,500 Founder Shares; the anchor investors own the remaining 1,650,000 Founder Shares. All of such investments would expire worthless if a business combination is not consummated; on the other hand, if an initial business combination is consummated, such investments could earn a positive rate of return on their overall investment in the Combined Entity even if other holders of our common stock experience a negative rate of return, due to having initially purchased the Founder Shares for $25,000;

•

as a condition to the Digital World IPO, the Founder Shares became subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares cannot be transferred until the earlier of (A) six months after the completion of Digital World’s initial business combination; (B) subsequent to Digital World’s initial business combination, when the reported last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after Digital World’s initial business combination; and (C) such date after its initial business combination on which Digital World completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Digital World stockholders having the right to exchange their shares of Digital World common stock for cash, securities or other property;

•

an aggregate of 1,133,484 Placement Units were issued to the Sponsor simultaneously with the consummation of the IPO and the underwriters’ exercise of their over-allotment option. Such Units had an aggregate market value of approximately $15.6 million based upon the closing price of Digital World’s Public Units of $16.42 per Unit on Nasdaq on September 30, 2023;

•

the Sponsor has agreed that the Placement Units, and all of their underlying securities, will not be sold or transferred by it until 30 days after Digital World has completed an initial business combination, subject to limited exceptions;

•

the Sponsor and directors and officers of Digital World have agreed not to redeem any shares of Digital World common stock they hold in connection with a stockholder vote to approve an initial business combination;

•

the Sponsor may loan to Digital World additional funds for working capital purposes prior to the Business Combination. As of the date of this proxy statement/prospectus there were $4,000,700 outstanding in Digital World Convertible Notes due to our Sponsor and $1,232,000 outstanding in Digital World Convertible Notes due to Renatus. If the Business Combination is not consummated and Digital World does not otherwise consummate another business combination prior to September 8, 2024, then there will likely be insufficient funds to pay the working capital loans;

•

the fact that on June 2, 2023, the Company issued two promissory notes to Renatus in the aggregate principal amounts of (a) $2,000,000 and (b) $10,000,000. As of the date of this proxy statement/prospectus there were $1,232,000 outstanding in working capital loans due to Renatus. The proceeds of these notes are being used to pay costs and expenses in connection with completing an initial business combination. Mr. Swider is a founder and partner of Renatus;

•

if Digital World does not complete an initial business combination by September 8, 2024, the 7,187,500 Founder Shares and 1,133,484 shares of Class A common stock underlying the Placement Units, of which 5,537,500 Founder Shares and shares of 1,133,484 Class A common stock are held by Digital World’s Sponsor, directors and officers, would be worthless because they are not entitled to participate in any Redemption or distribution with respect to such shares. Such shares and Units had an aggregate market value of 338.0 million and $380.9 million, respectively, as of February 9, 2024, based on the closing price per Class A common stock of Digital World as of February 9, 2024 of $47.03 per share and the closing price of Digital World’s Public Units of $53.00 per Unit on Nasdaq on February 9, 2024. Additionally, the Placement Warrants underlying the Placement Units would then be worthless.

•

if the Trust Account is liquidated, including in the event Digital World is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Digital World to ensure that the proceeds in the Trust Account are not reduced below $10.20 per Public Share by the claims of prospective target businesses with which Digital World has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Digital World, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•

the Sponsor (including its representatives and affiliates) and Digital World’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to Digital World. The Sponsor and Digital World’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to Digital World completing its initial business combination. Digital World’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to Digital World, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Digital World’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Digital World, subject to applicable fiduciary duties under DGCL. Digital World Charter provides that Digital World renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Digital World and such opportunity is one Digital World is legally and contractually permitted to undertake and would otherwise be reasonable for Digital World to pursue, and to the extent the director or officer is permitted to refer that opportunity to Digital World without violating another legal obligation.

•

Mr. Swider is expected to be appointed as a director of the Combined Entity after the consummation of the Business Combination, Mr. Swider may in the future receive cash fees, stock options or stock awards that the Combined Entity determines to pay to its directors.

•

that Digital World has issued Digital World Convertible Notes to certain officers, directors and affiliates pursuant to the Convertible Note Compensation Plan approved by the requisite holders of Class A common stock at the annual meeting of Digital World’s stockholders on December 19, 2023. These notes collectively represent an aggregate amount of $9,651,250 and may be convertible upon the Closing of the Business Combination into a maximum of 965,125 shares of Class A common stock, assuming each recipient chooses to convert their entire promissory note amount into Class A common shares. If we fail to close the Business Combination such notes would then be worthless.

Voting Your Shares

Each share of Digital World common stock that you own in your name entitles you to one vote. If you are a record owner of your shares, there are three ways to vote your shares of Digital World common stock at the Digital World Special Meeting:

1.	Vote by Internet.

•

Before the meeting: Go to www.proxyvote.com. Use the Internet to transmit your voting instructions and for electronic delivery information up until 11:59 p.m., Eastern Time, the day before the meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

•

During the meeting: Go to www.virtualshareholdermeeting.com/DWAC2024SM. You will be able to attend the Digital World Special Meeting online, vote your shares electronically until voting is closed and submit your questions during the Digital World Special Meeting.

2.	Vote by mail. Mark, date, sign and mail promptly the enclosed proxy card (a postage-paid envelope is provided for mailing in the United States).

3.

Vote by telephone. Call the telephone number on the enclosed proxy card, and easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded. Telephone voting will be available 24 hours a day until 11:59 p.m., Eastern Time, the day before the meeting date.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way Digital World can be sure that the broker, bank or nominee has not already voted your shares.

Beneficial stockholders who wish to attend the online-only virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial stockholders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the online-only meeting. After contacting Digital World’s transfer agent, a beneficial holder will receive an e-mail prior to the Digital World Special Meeting with a link and instructions for entering the virtual meeting. Beneficial stockholders should contact Digital World’s transfer agent at least five business days prior to the meeting date.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Digital World’s Chief Executive Officer in writing before the Digital World Special Meeting that you have revoked your proxy; or

•	you may attend the Digital World Special Meeting, revoke your proxy, and vote in person as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your Digital World common stock, you may call Alliance Advisors, Digital World’s proxy solicitor, at 877-728-4996 or by email dwac@allianceadvisors.com.

No Additional Matters May Be Presented at the Digital World Special Meeting

The Digital World Special Meeting has been called only to consider the approval of, the Business Combination Proposal, the Charter Amendment Proposals, the Director Election Proposal, the Incentive Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal. Under Digital World’s bylaws, other than procedural matters incident to the conduct of the Digital World Special Meeting, no other matters may be considered at the Digital World Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Digital World Special Meeting.

Redemption Rights

Pursuant to the Digital World Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less taxes payable, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the Digital World IPO (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to it to pay the Company’s taxes). For illustrative purposes, based on funds in the Trust Account of $312,083,428.12 on February 8, 2024, the estimated per share Redemption price was approximately $10.85. A Public Stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13(d)(3) of Exchange Act) will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, with respect to more than 15% of the shares of Digital World common stock included in the Units of Digital World sold in the Digital World IPO (including over-allotment securities sold to Digital World’s underwriters after the Digital World IPO) without the prior consent of Digital World.

In order to exercise your Redemption Rights, you must:

•

prior to 5:00 p.m., Eastern Time, on [●], 2024 (two (2) business days before the Digital World Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, Digital World’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn: Mark Zimkind

E-mail: mzimkind@continentalstock.com

•

In your request to Continental Stock Transfer & Trust Company for Redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any other stockholder with respect to shares of Digital World common stock;

and

•

deliver your Public Shares either physically or electronically through DTC to Digital World’s transfer agent at least two (2) business days before the Digital World Special Meeting. Stockholders seeking to exercise their Redemption Rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Digital World’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Digital World does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any demand for Redemption, once made, may be withdrawn at any time until the deadline for exercising Redemption requests (and submitting shares to the transfer agent) and thereafter, with Digital World’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for Redemption to Digital World’s transfer agent and decide within the required timeframe not to exercise your Redemption Rights, you may request that Digital World’s transfer agent return the shares (physically or electronically). You may make such request by contacting Digital World’s transfer agent at the phone number or address listed above.

Prior to exercising Redemption Rights, stockholders should verify the market price of Digital World common stock as they may receive higher proceeds from the sale of their Digital World common stock in the public market than from exercising their Redemption Rights if the market price per share is higher than the Redemption price. We cannot assure you that you will be able to sell your shares of Digital World common stock in the open market, even if the market price per share is higher than the Redemption price stated above, as there may not be sufficient liquidity in Digital World common stock when you wish to sell your shares.

If you exercise your Redemption Rights, your shares of Digital World common stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the Combined Entity, if any. You will be entitled to receive cash for these shares only if you properly and timely demand Redemption.

If the Business Combination is not consummated and Digital World otherwise does not consummate an initial business combination by September 8, 2024, Digital World will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the Public Stockholders and the Warrants would then be worthless.

Appraisal Rights

Digital World stockholders do not have appraisal rights in connection with the Business Combination or the other Proposals.

Proxy Solicitation

Digital World is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Digital World and its directors, officers and employees may also solicit proxies in person. Digital World will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Digital World will bear the cost of the solicitation.

Digital World has hired Alliance Advisors to assist in the proxy solicitation process. Digital World will pay that firm a fee of up to $[●], plus disbursements.

Digital World will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Digital World will reimburse them for their reasonable expenses.

THE BUSINESS COMBINATION PROPOSAL (PROPOSAL 1)

General

Holders of Digital World common stock are being asked to approve and adopt the Merger Agreement and the Business Combination. Digital World stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section titled “—The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because Digital World is holding a stockholder vote on the Business Combination, Digital World may consummate the Business Combination only if it is approved by the affirmative vote in person or by proxy of the holders, as of the Record Date, of a majority of votes cast of Class A common stock and Class B common stock, voting together as a single class, entitled to vote thereon at the Digital World Special Meeting.

The Merger Agreement

The subsections that follow this subsection describe the material provisions of the Merger Agreement, but do not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A hereto, which is incorporated herein by reference. Stockholders and other interested parties are urged to read the Merger Agreement carefully and in its entirety (and, if appropriate, with the advice of financial and legal counsel) because it is the primary legal document that governs the Business Combination.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates, which may be updated prior to the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The disclosure schedules do not disclose any information material to an investment decision that is not already disclosed elsewhere in this proxy statement/prospectus.

General Description of the Merger Agreement

On October 20, 2021, Digital World entered into Merger Agreement with Merger Sub, TMTG, the Sponsor in the capacity as the representative of Digital World, and TMTG’s General Counsel in the capacity as the representative of TMTG. The Merger Agreement was amended by the First Amendment to the Agreement, the Second Amendment to the Agreement and the Third Amendment to the Agreement. Unless otherwise defined herein, the capitalized terms used in this section “The Business Combination Proposal (Proposal 1) — The Merger Agreement” will have the meaning ascribed to such terms in the Merger Agreement.

Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub will merge with and into TMTG, with TMTG surviving the Merger as a wholly owned subsidiary of Digital World. Upon the consummation of the Business Combination, Digital World will change its name to “Trump Media & Technology Group Corp.” In particular, the Merger Agreement provides for the following:

(a)	the outstanding shares of Digital World common stock will be redesignated as New Digital World common stock;

(b)

TMTG securityholders (other than holders of TMTG Convertible Notes) as of immediately prior to the Effective Time will be entitled to receive the Merger Consideration, with each such TMTG securityholder receiving shares of New Digital World common stock for its TMTG securities. In addition, prior to the Effective Time, the issued and outstanding TMTG Convertible Notes will be converted into shares of TMTG common stock, such that, at the Effective Time, holders of such TMTG common stock will be entitled to receive from New Digital World a number of shares of New Digital World common stock equal to (i) the number of such shares of TMTG common stock multiplied by (ii) the conversion ratio applicable to the previously converted TMTG Convertible Notes. Accordingly, at the Effective Time, (a) all of the issued and outstanding TMTG common stock immediately prior to the Effective Time (other than those properly exercising any applicable appraisal rights under Delaware law or any shares of TMTG common stock issued upon the conversion of TMTG Convertible Notes immediately prior to the Effective Time pursuant to the terms of the Merger Agreement) will automatically be cancelled and will cease to exist, in exchange for the right to receive their pro rata portion of the Merger Consideration and the Earnout Shares, if any, (b) all of the issued and outstanding common stock of TMTG immediately prior to the Effective Time that was issued upon the conversion of TMTG Convertible Notes pursuant to the terms of the Merger Agreement will automatically be cancelled and will cease to exist, in exchange for the right to receive shares of New Digital World common stock upon the terms set forth in the Merger Agreement, (c) each outstanding option to acquire shares of TMTG common stock (whether vested or unvested) will be assumed by New Digital World and automatically converted into an option to acquire shares of New Digital World common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of TMTG common stock into the Merger Consideration, and (d) each outstanding restricted stock unit of TMTG shall be converted into a restricted stock unit relating to shares of New Digital World common stock.

(c)

TMTG stockholders (other than with respect to any shares of TMTG common stock received as a result of the conversion of TMTG Convertible Notes) will also have a contingent right to receive the Earnout Shares after the Closing based on the price performance of the New Digital World common stock during the Earnout Period. The Earnout Shares shall be earned and payable during the Earnout Period as follows:

•

if the VWAP of New Digital World common stock equals or exceeds $12.50 per share for any 20 trading days within any 30 trading day period, New Digital World shall issue to the former TMTG stockholders an additional 15,000,000 Earnout Shares;

•

if the VWAP of New Digital World common stock equals or exceeds $15.00 per share for any 20 trading days within any 30 trading day period, New Digital World shall issue to the former TMTG stockholders an additional 15,000,000 Earnout Shares; and

•

if the VWAP of New Digital World common stock equals or exceeds $17.50 per share for any 20 trading days within any 30 trading day period, New Digital World shall issue to the former TMTG stockholders an additional 10,000,000 Earnout Shares.

The Merger Consideration will be subject to a post-Closing true up 90 days after the Closing.

Escrow Shares

At the Closing, shares of New Digital World common stock equal to the quotient obtained by dividing (i) the Escrow Amount by (ii) the share price of New Digital World common stock otherwise issuable to the TMTG stockholders (allocated pro rata among the TMTG stockholders based on the Merger Consideration otherwise issuable to them at the Closing) will be deposited into a segregated escrow account with Continental Stock Transfer & Trust Company (or such other escrow agent reasonably acceptable to Digital World and TMTG), as escrow agent, and held in escrow together with any Escrow Property in accordance with the Escrow Agreement. The Escrow Property will be held in the escrow account for a period of twelve (12) months after the Closing as the sole and exclusive source of payment for any post-Closing purchase price adjustments and indemnification claims (other than fraud claims). The TMTG stockholders will have the right to vote the Escrow Shares while they are held in escrow.

Post-Business Combination Ownership of the Combined Entity

Immediately after the Closing, Digital World, which will be renamed Trump Media & Technology Group Corp., will own 100% of the outstanding capital stock of TMTG.

It is anticipated that, upon the completion of the Business Combination, excluding the Earnout Shares but after taking into account the conversion of TMTG Convertible Notes, the conversion of securities issued in Post-IPO Financings, and the exercise of Warrants, Digital World’s Public Stockholders will retain an ownership interest of approximately 21.6% of the outstanding capital stock of the Combined Entity, the Sponsor will retain an ownership interest of approximately 6.4% of the outstanding capital stock of the Combined Entity and holders of TMTG securities will own approximately 72.0% of the outstanding capital stock of the Combined Entity. The foregoing ownership percentages with respect to the Combined Entity following the Business Combination (A) exclude the exercise of outstanding Warrants and the conversion of securities issued in the Post-IPO Financings and (B) assume that (i) there are no Redemptions of any shares by Digital World’s Public Stockholders in connection with the Business Combination and (ii) no awards are issued under the Equity Incentive Plan.

If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by Digital World’s existing stockholders in the Combined Entity will be different. Upon consummation of the Business Combination, and subject to approval of the Incentive Plan Proposal, TMTG’s executive officers are expected to receive grants of stock options and restricted stock units under the Equity Incentive Plan from time to time as determined by the Compensation Committee.

Representations and Warranties; Survival/Indemnification

The Merger Agreement contains representations and warranties by each of Digital World and TMTG that are customary for transactions similar to the Business Combination.

TMTG made representations and warranties relating to, among other matters, (1) corporate existence and power, (2) corporate authorization, binding agreement (3) governmental authorization, (4) non-contravention, (5) capitalization, (6) corporate records, (7) subsidiaries, (8) consents, (9) financial statements, (10) books and records, (11) internal accounting controls, (12) absence of certain changes, (13) properties and title to its assets, (14) litigation, (15) material contracts, (16) licenses and permits, (17) compliance with laws, (18) intellectual property, (19) healthcare matters, (20) accounts receivable, accounts payable, and affiliate loans, (21) employees and employment matters, (22) withholding, (23) employee benefits, (24) real property, (25) tax matters, (26) environmental laws, (27) affiliate transactions, (32) the Investment Company Act of 1940, (33) independent investigation (34) information supplied and (35) disclosure.

Digital World made representations and warranties relating to, among other matters, (1) corporate existence and power, (2) corporate authorization, binding agreement (3) governmental authorization, (4) non-contravention, (5) capitalization (6) SEC filings and financial statements, (7) absence of certain changes, (8) compliance with laws, (9) litigation, permits, (10 tax matters, (11) employee benefits, (12) properties, (13) material contracts, (14) affiliate transactions, (15) merger sub activities, (16) the Investment Company Act of 1940, (17) finders’ and brokers’ fees, (18) ownership of the Merger Consideration, (19) certain business practices, (20) insurance, and (21) independent investigation.

Many of the representations and warranties are qualified by materiality or Material Adverse Effect and/or the representing party’s knowledge. “Material Adverse Effect” as used in the Merger Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, financial condition, net worth, management, earnings, cash flows, business, operations or properties of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement.

Survival and Indemnification

The representations and warranties of TMTG shall survive the Closing for twelve (12) months; provided, however, that fraud claims relating to TMTG shall survive indefinitely. The representations and warranties made by Digital World do not survive the Closing and Digital World does not have any post-Closing indemnification obligations.

TMTG stockholders, severally, will provide indemnification after the Closing for any breach of any representations and warranties or covenants of TMTG in the Merger Agreement and or in any certificate delivered by TMTG, any TMTG stockholder or TMTG’s General Counsel, in the capacity as the representative for stockholders of TMTG, with such indemnification based on the pro rata Merger Consideration received by each TMTG stockholder. TMTG stockholders will also provide indemnification after the Closing for (i) any actions by persons or entities who were holders of equity securities of TMTG or its subsidiaries (including options, Warrants, convertible debt or other convertible securities) prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, Redemption or conversion of any such securities or (ii) any indebtedness or unpaid transaction expenses of TMTG or its subsidiaries that were not shown on the final closing statement for the Business Combination.

Indemnification claims by Digital World for breaches of TMTG representations and warranties, other than certain fundamental representations, are subject to an aggregate deductible of $2,000,000, and there will be no indemnification for the first $2,000,000 of losses. Indemnification claims can only be made against the escrow property, which is the sole source of remedy after the Closing, except for fraud claims. Any Escrow Shares that are received by Digital World for indemnification claims will be cancelled by Digital World. The maximum aggregate amount of indemnification payments shall not exceed the amount of Escrow Property, except in the case of fraud claims, in which case it will not exceed the Merger Consideration actually paid (based on the Redemption price).

Covenants of the Parties

Each party agreed in the Merger Agreement to use its reasonable best efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the Interim Period, including (1) the provision of access to their offices, properties, books and records; (2) the operation of their respective businesses in the ordinary course of business; (3) provision of financial statements by TMTG; (4) Digital World’s public filings; (5) no insider trading; (6) notifications of certain breaches, consent requirements, material adverse changes or other matters; (7) efforts to consummate the Closing and obtain third party and regulatory approvals; (8) tax matters; (9) further assurances; (10) public announcements; (11) confidentiality, (12) PIPE investment, and (13) extension expenses. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transaction, to notify the others as promptly as practicable in writing of the receipt of unsolicited proposals for, or indications of interest in entering into, an alternative competing transaction, and to keep the others informed of material developments with respect to such proposals or indications. There are also certain customary post-Closing covenants regarding (1) maintenance of books and records; (2) indemnification of directors and officers; and (3) use of Trust Account proceeds.

Digital World agreed, as promptly as practicable after the date of the Merger Agreement, to prepare, with reasonable assistance from TMTG, and file with the SEC a Registration Statement on Form S-4 (the

“Registration Statement”) in connection with the registration under the Securities Act of the issuance of the shares of New Digital World common stock to be issued as consideration to the TMTG equity holders in the Business Combination and containing a proxy statement/prospectus for the purpose of Digital World soliciting proxies from the stockholders of Digital World to approve the Business Combination Proposal and the other Required Proposals at the Digital World Special Meeting and providing such stockholders an opportunity in accordance with Digital World’s organizational documents and Digital World’s Initial Public Offering prospectus to have their shares of Digital World common stock redeemed.

TMTG also agreed in the Merger Agreement to obtain the written consent of its stockholders as promptly as practicable after the Registration Statement has become effective to approve the Merger Agreement and the Business Combination and related matters.

The parties also agreed to take all necessary action, so that effective at the Closing, the entire board of directors of New Digital World will consist of seven individuals, a majority of whom shall be independent directors in accordance with Nasdaq requirements. One of the members of such board will be an individual (which shall be the Chief Executive Officer of Digital World, or another person that is reasonably acceptable to TMTG) designated by Digital World prior to the Closing and six of the members of such board (at least three of whom shall be independent directors) will be designated by TMTG prior to the Closing. The parties also agreed to classify the Digital World Board into three classes as described in the “The Charter Amendment Proposals (Proposals 2 Through 6)” below. Digital World also agreed to provide each of the director designees to the post-Closing board of directors with a customary director indemnification agreement, in form and substance reasonably acceptable to such director. The parties also agreed to take all action necessary, so that the individuals serving as the officers of Digital World immediately after Closing will be the same individuals as those of TMTG immediately prior to the Closing.

TMTG agreed that the ownership and position of its principal would be structured in such a way as to eliminate the need for restructuring of such ownership or the requirement to make changes in position of the principal upon the occurrence of certain specified material disruptive events.

Conditions to the Closing

The Closing of the Merger Agreement is subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Merger Agreement and the Business Combination and Required Proposals by the requisite vote of Digital World’s stockholders, (ii) the approval of the Merger Agreement and the Business Combination and related matters by TMTG’s stockholders; (iii) receipt of requisite consents from governmental authorities to consummate the Business Combination, (iv) no law or order, or action brought by a governmental authority, that would restrain, prohibit or impose any condition on the Business Combination; (v) Digital World having at least $5,000,001 in net tangible assets, after giving effect to the completion of the Redemption of Public Stockholders who redeem their shares in connection with the Business Combination; (vi) the election or appointment of members to the Digital World Board as of the Closing in accordance with the Merger Agreement; (vii) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part; (viii) the conditional approval of Digital World’s initial listing application with Nasdaq with respect to the common stock to be issued pursuant to the Business Combination: and (ix) Digital World having cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) of at least equal to $60,000,000.

In addition, unless waived by TMTG, the obligations of TMTG to consummate the Business Combination are subject to the fulfillment of certain closing conditions, including but not limited to the following (in addition to customary certificates and other closing deliverables):

•	The representations and warranties of Digital World being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect);

•

Digital World having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

•	Absence of a Material Adverse Effect with respect to Digital World since the date of the Merger Agreement that is continuing and uncured;

•	TMTG having received a copy of a duly executed Escrow Agreement (as described below) by Digital World.

Unless waived by Digital World, the obligations of Digital World and the Merger Sub to consummate the Business Combination is subject to the satisfaction of the following conditions (in addition to customary certificates and other closing deliverables):

•	The representations and warranties of TMTG being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect);

•

TMTG having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

•	Certain litigation in which TMTG is involved not having been adjudicated or settled, and no offer of settlement having been made by TMTG, that would have a Material Adverse Effect on Digital World;

•

Absence of a Material Adverse Effect with respect to TMTG since the date of the Merger Agreement (but excluding a qualifying settlement of certain litigation in which TMTG is involved) that is continuing and uncured;

•	Certain specified contracts of TMTG being terminated without further obligation of TMTG;

•	TMTG’s General Counsel, in the capacity as the representative for stockholders of TMTG, and the escrow agent specified therein having executed and delivered the Escrow Agreement (as described below);

•	TMTG shall have converted, terminated, extinguished and cancelled in full any outstanding TMTG Convertible Securities or commitments therefor, other than the TMTG Options and the TMTG RSUs;

•	Each Stockholder Non-Competition Agreement (as described below) having been executed and delivered;

•	Each Stockholder Lock-Up Agreement (as defined and described below) having been executed and delivered, unless otherwise waived by Digital World prior to the Closing; and

•	Digital World shall have received a duly executed legal opinion from the TMTG’s counsel

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including:

•	by mutual consent of TMTG and Digital World;

•

by either Digital World or TMTG if any of the conditions to the Closing have not been satisfied or waived by the Outside Date provided that this termination right shall not be available to Digital World or TMTG if a breach by such party (i.e., either Digital World or Merger Sub on one hand, or TMTG, on the other hand) of the Merger Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

•

by either Digital World or TMTG if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting, or if any law is in effect making illegal, the transactions contemplated by the Merger Agreement;

•

by either Digital World or TMTG if there has been a material breach by the other party of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, such that the related closing condition would not be met, and such breach is not cured within the earlier of (i) 20 days after the non-breaching party receives notice of such breach, or (ii) by the Outside Date;

•	by Digital World if there has been an event after the signing of the Merger Agreement that has had a Material Adverse Effect on TMTG that is continuing and uncured;

•

by either Digital World or TMTG if approval for the Business Combination and the other matters submitted for Digital World stockholder approval in this proxy statement/prospectus are not obtained at the Digital World Special Meeting;

•

by either Digital World or TMTG if a special meeting of TMTG’s stockholders is held and TMTG’s stockholders shall not have approved the Merger Agreement and the Business Combination and related matters;

•

by the mutual and reasonable written consent of Digital World and TMTG in the event that that any required approval of the SEC or any other governmental authority cannot be obtained by the Outside Date, as such date may be extended by an extension;

•

by Digital World from October 31, 2023 through November 21, 2023 if the Digital World Board, following updated due diligence on TMTG, no longer believed in good faith that the Business Combination and the transactions contemplated by the Merger Agreement were in the best interests of Digital World or its stockholders;

•

by TMTG from October 31, 2023 through November 21, 2023 if the TMTG Board, following updated due diligence on Digital World, no longer believed in good faith that the Business Combination and the transactions contemplated by the Merger Agreement were in the best interests of TMTG or its stockholders;

•	by TMTG on or prior to November 21, 2023 if Digital World had not filed an amendment to the Registration Statement by November 14, 2023.

If the Merger Agreement is validly terminated, all further obligations of the parties under the Merger Agreement will terminate and will be of no further force and effect (except that certain obligations related to confidentiality, dispute resolution, termination, waiver of claims against the Trust Account, and certain general provisions will continue in effect), and no party will have any further liability to any other party thereto except for liability for any willful breach of the Merger Agreement prior to such termination. No termination fee is payable by either party.

Trust Account Waiver

TMTG agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Digital World’s Trust Account held for its Public Stockholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Governing Law and Dispute Resolution

The Merger Agreement is governed by Delaware law and, subject to the required arbitration provisions, the parties are subject to the non-exclusive jurisdiction of federal and state courts located in Delaware, and each party waived its rights to a jury trial in connection therewith.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as part of Annex A. Stockholders and other interested parties are urged to read such Related Agreements in their entirety.

TMTG Voting Agreement

Simultaneously with the execution of the Merger Agreement, Digital World and TMTG entered into a voting agreement (the “TMTG Voting Agreement”) with a significant stockholder of TMTG holding in the aggregate approximately 58.1% of TMTG’s outstanding capital stock. Pursuant to the TMTG Voting Agreement, the stockholder agreed, among other things, to vote all of its shares of TMTG stock in favor of the Merger Agreement and related transactions and to otherwise take certain other actions in support of the Merger Agreement and related transactions and the other matters submitted to TMTG stockholders for their approval, and provide a proxy to Digital World to vote such TMTG stock accordingly. The TMTG Voting Agreement prevents transfers of the TMTG stock held by such stockholder between the date of the TMTG Voting Agreement and the date of the Closing, except for certain permitted transfers where the recipient also agrees to comply with the TMTG Voting Agreement.

Stockholder Lock-Up Agreements

The Merger Agreement, unless otherwise waived by Digital World, provides that at or prior to the Closing, certain significant TMTG stockholders will enter into a Lock-Up Agreement with Digital World (each, a “Stockholder Lock-Up Agreement”) Pursuant to the Stockholder Lock-Up Agreements, each significant TMTG stockholder party thereto would agree not to, during the period commencing from the Closing and ending six months after the date of the Closing (subject to early release (i) on the date on which the closing stock price for New Digital World common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) if the Combined Entity consummates a liquidation, merger, capital stock, reorganization exchange or other similar transaction with an unaffiliated third party that results in all of the Combined Entity’s stockholders having the right to exchange their equity holdings in the Combined Entity for cash, securities or other property) (the “Lock-Up Period”): (x) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (z) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (x), (y) or (z) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Stockholder Lock-Up Agreement).

Lock-Up Provisions Pursuant to the Amended Charter

Subject to certain customary exceptions, the Amended Charter will also include Lock-Up Trading Restrictions, which shall apply to holders who received New Digital World common stock in exchange for their TMTG common stock, but excluding shares of New Digital World common stock issued to holders of TMTG common stock, which were issued by TMTG prior to the Closing in exchange for their TMTG Convertible Notes.

PIPE Investment (Terminated)

On December 4, 2021, in support of the Business Combination, Digital World entered into SPAs with PIPE Investors, pursuant to which the PIPE Investors agreed to purchase up to an aggregate of 1,000,000 shares of Preferred Stock for a purchase price of $1,000 per share for an aggregate commitment of up to $1,000,000,000 in a PIPE that was originally intended to be consummated concurrently with the Business Combination.

The SPAs provided PIPE Investors the right to terminate the PIPE at any time after September 20, 2022 if the Business Combination had not been consummated by such date. Furthermore, in connection with the Second Amendment to the Agreement, at the request of TMTG, Digital World agreed to use its reasonable best efforts to discuss with the PIPE Investors a reduction or termination of the SPAs and the PIPE. The PIPE Investment was terminated in full as of January 10, 2024.

Board of Directors and Management Following the Business Combination

The following persons are expected to be elected or appointed by the Digital World Board to serve as executive officers and directors following the Business Combination. For biographical information concerning the executive officers and directors following the Business Combination, see “Management after the Business Combination — Management and Board of Directors.”

Name	Age	Position(s)
Devin G. Nunes	50	Chief Executive Officer and Director nominee (2)
Phillip Juhan	49	Chief Financial Officer
Andrew Northwall	37	Chief Operating Officer
Vladimir Novachki	36	Chief Technology Officer
Sandro De Moraes	49	Chief Production Officer
Scott Glabe	40	General Counsel
Eric Swider	50	Director nominee (1)
Donald J. Trump, Jr.	45	Director nominee (2)
Kashyap “Kash” Patel	43	Director nominee (2)
W. Kyle Green	51	Independent Director nominee (2)
Robert Lighthizer	76	Independent Director nominee (2)
Linda McMahon	75	Independent Director nominee (2)

(1)	Digital World Designee
(2)	TMTG Designee

Classified Board of Directors

The Combined Entity’s Board will consist of seven (7) members upon the closing of the Business Combination. In accordance with the Amended Charter to be filed, immediately after the consummation of the Business Combination, the Board will be divided into three classes, Class I, II and III, each to serve a three year term, except for the initial term after the Closing, for which the Class I directors will be up for reelection at the first annual meeting of stockholders occurring after the Closing, for which the Class II directors will be up for reelection at the second annual meeting of stockholders occurring after the Closing and for which the Class III directors will be up for reelection at the third annual meeting of stockholders occurring after the Closing. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. Directors will not be able to be removed during their term except for cause. Digital World and TMTG will work in good faith to equitably allocate director designees among the three classes of directors, provided that Digital World’s designees will serve in the class of directors with the latest initial re-election date.

The Combined Entity expects that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the board of directors into three classes with staggered three-year terms may delay or prevent a change of the management or a change in control of the Combined Entity.

Interests of Digital World’s Directors and Officers in the Business Combination

When you consider the recommendation of the Digital World Board in favor of approval of the Proposals, you should keep in mind that Digital World directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a stockholder. These interests include, among other things:

•

unless Digital World consummates an initial business combination, Digital World’s officers and directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

•

the Sponsor of Digital World paid an aggregate of $25,000 for the Founder Shares, a certain amount of which were transferred to directors and officers of Digital World and certain anchor investors, and such securities will have a significantly higher value at the time of the Business Combination. Such shares, including the shares underlying the Placement Units, had an aggregate market value of approximately $338.0 million based upon the closing price of Digital World’s common stock of $47.03 per share on Nasdaq on February 9, 2024;

•

as a condition to the Digital World IPO, the Founder Shares became subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares cannot be transferred until the earlier of (A) six months after the completion of Digital World’s initial business combination; (B) subsequent to Digital World’s initial business combination, when the reported last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after Digital World’s initial business combination; and (C) such date after its initial business combination on which Digital World completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Digital World stockholders having the right to exchange their shares of Digital World common stock for cash, securities or other property;

•

an aggregate of 1,133,484 Placement Units were issued to the Sponsor simultaneously with the consummation of the IPO and the underwriters’ exercise of their over-allotment option. Such Units had an aggregate market value of approximately $60.1 million based upon the closing price of Digital World’s Public Units of $53.00 per Unit on Nasdaq on February 9, 2024;

•

the Sponsor has agreed that the Placement Units, and all of their underlying securities, will not be sold or transferred by it until 30 days after Digital World has completed an initial business combination, subject to limited exceptions;

•

the Sponsor and directors and officers of Digital World have agreed not to redeem any shares of Digital World common stock they hold in connection with a stockholder vote to approve an initial business combination;

•

the Sponsor may loan to Digital World funds for working capital purposes prior to the Business Combination. As of the date of this proxy statement/prospectus there were $4,000,700 outstanding in Digital World Convertible Notes due to our Sponsor and $1,232,000 outstanding in Digital World Convertible Notes due to Renatus. If the Business Combination is not consummated and Digital World does not otherwise consummate another business combination prior to September 8, 2024, then there will likely be insufficient funds to pay the Digital World Convertible Notes;

•

the fact that on June 2, 2023, the Company issued two promissory notes to Renatus in the aggregate principal amounts of (a) $2,000,000 and (b) $10,000,000. As of the date of this proxy statement/prospectus there were $1,232,000 outstanding in working capital loans due to Renatus. The proceeds of these notes are being used to pay costs and expenses in connection with completing an initial business combination. Mr. Swider is a founder and partner of Renatus;

•

if Digital World does not complete an initial business combination by September 8, 2024, the 7,187,500 Founder Shares and 1,133,484 shares of Class A common stock underlying the Placement Units, of which 5,537,500 Founder Shares and shares of 1,133,484 Class A common stock are held by Digital World’s Sponsor, directors and officers, would be worthless because they are not entitled to participate in any Redemption or distribution with respect to such shares. Such shares and Units had an aggregate market value of $338.0 million as of and $380.9 million, respectively, as of February 9, 2024, based on the closing price per Class A common stock of Digital World as of February 9, 2024 of $47.03 per share and the closing price of Digital World’s Public Units of $53.00 per Unit on Nasdaq on February 9, 2024. Additionally, the Placement Warrants underlying the Placement Units would then be worthless;

•

if the Trust Account is liquidated, including in the event Digital World is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Digital World to ensure that the proceeds in the Trust Account are not reduced below $10.20 per Public Share by the claims of prospective target businesses with which Digital World has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Digital World, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•

The Sponsor (including its representatives and affiliates) and Digital World’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to Digital World. The Sponsor and Digital World’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to Digital World completing its initial business combination. Digital World’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to Digital World, and the other entities to which they owe certain fiduciary or contractual duties, including Benessere Capital Acquisition Corp. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Digital World’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Digital World, subject to applicable fiduciary duties under DGCL. Digital World Charter provides that Digital World renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Digital World and such opportunity is one Digital World is legally and contractually permitted to undertake and would otherwise be reasonable for Digital World to pursue, and to the extent the director or officer is permitted to refer that opportunity to Digital World without violating another legal obligation;

•

Mr. Swider is expected to be appointed as a director of the Combined Entity after the consummation of the Business Combination, Mr. Swider may in the future receive cash fees, stock options or stock awards that the Combined Entity determines to pay to its directors; and

•

that Digital World has issued Digital World Convertible Notes to certain officers, directors and affiliates pursuant to the Convertible Note Compensation Plan approved by the requisite holders of Class A common stock at the annual meeting of Digital World’s stockholders on December 19, 2023. These notes collectively represent an aggregate amount of $9,651,250 and may be convertible upon the Closing of the Business Combination into a maximum of 965,125 shares of Class A common stock, assuming each recipient chooses to convert their entire promissory note amount into Class A common shares. If we fail to close the Business Combination such notes would then be worthless.

These interests may influence Digital World’s directors in making their recommendation that you vote in favor of the approval of the Business Combination.

Interests of TMTG’s Directors and Officers in the Business Combination

When TMTG securityholders and other interested persons consider the recommendation of its board of directors in favor of approval of the Business Combination, such persons should keep in mind that the directors and executive officers of TMTG may have interests in the Business Combination and other Proposals that may be different from, or in addition to, those of TMTG securityholders generally. These interests include, among other things:

•

Devin Nunes, Chief Executive Officer of TMTG, who currently serves on the TMTG Board, may serve as a director of the Combined Entity after consummation of the Business Combination and TMTG may nominate one or more of its existing directors to serve on the board after consummation of the Business Combination;

•

Upon consummation of the Business Combination, and subject to certain conditions, certain TMTG executive officers may be eligible to receive a retention bonus of up to $600,000 each for an aggregate amount of up to $1,800,000;

•

Upon consummation of the Business Combination, any outstanding TMTG Options and TMTG RSUs, if any, granted to TMTG’s executive officers and certain members of the TMTG Board under the TMTG 2022 Plan prior to the Closing of the Business Combination will be assumed and converted to options and RSUs under the Equity Incentive Plan effective as of the Closing the Business Combination; and

•

Upon consummation of the Business Combination, and subject to approval of the Incentive Plan Proposal, TMTG’s executive officers and directors are expected to receive grants of stock options and/or restricted stock units under the Equity Incentive Plan from time to time as determined by the Compensation Committee. Please see section entitled “Executive and Director Compensation of TMTG” of this proxy statement/prospectus for further discussion.

Members of the TMTG Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and the Merger Agreement.

Ownership of New Digital World after the Business Combination

It is anticipated that, upon the completion of the Business Combination, Digital World’s Public Stockholders will retain an ownership interest of approximately 21.6% of the outstanding capital stock of the Combined Entity, the Sponsor will retain an ownership interest of approximately 6.4% of the outstanding capital stock of the Combined Entity and holders of TMTG securities will own approximately 72.0% of the outstanding capital stock of the Combined Entity. The foregoing ownership percentages with respect to the Combined Entity following the Business Combination (A) exclude the exercise of outstanding Warrants and the conversion of securities issued in the Post-IPO Financings and (B) assume that (i) there are no Redemptions of any shares by Digital World’s Public Stockholders in connection with the Business Combination and (ii) no awards are issued under the Equity Incentive Plan. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by Digital World’s existing stockholders in the Combined Entity will be different. Upon consummation of the Business Combination, and subject to approval of the Incentive Plan Proposal, TMTG’s executive officers are expected to receive grants of stock options and restricted stock units under the Equity Incentive Plan from time to time as determined by the Compensation Committee.

Certificate of Incorporation; Bylaws

Pursuant to the Merger Agreement, upon the Closing, the Digital World Charter will be amended and restated in accordance with the Amended Charter, subject to, among other matters, the approval of the Charter Amendment Proposals by Digital World stockholders. See “The Charter Amendment Proposals (Proposals 2 Through 6).” We currently also expect that upon the Closing, Digital World’s bylaws will be amended and restated promptly to:

•	reflect necessary changes and to be consistent with the proposed Amended Charter; and

•	make certain other changes that our board of directors deems appropriate for a public operating company.

Name and Headquarters of the Combined Entity

The name of the Combined Entity will be Trump Media & Technology Group Corp. and its principal executive offices will be located at 401 N. Cattlemen Rd., Ste. 200, Sarasota, Florida 34232.

Background of the Business Combination

Digital World is a blank check company incorporated as a Delaware corporation on December 11, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more target businesses.

Through Digital World’s sponsor, Digital World is affiliated with Benessere Investment Group LLC (“BIGLLC”), a consulting firm, and Benessere Enterprises Inc., an investment firm and an affiliate of the Sponsor (“BEI”), which Digital World had paid a total of $15,000 per month for office space, utilities and secretarial and administrative support through April 5, 2023. Both BIGLLC and BEI were founded and led by Mr. Orlando, Digital World’s former Chairman and Chief Executive Officer. Digital World has utilized BIGLLC’s network of relationships and administrative resources to identify, process, and analyze potential acquisition opportunities.

Digital World’s management team, supported by BIGLLC, sought out potential business combination targets through their network of relationships across different industries. Digital World also responded to inquiries from investment bankers who represented companies that were potential business combination targets, and received a number of unsolicited requests from potential targets. During the search process, Digital World reviewed the materials of and/or had discussions with representatives of more than 15 potential business combination targets in a wide range of industries, including advanced computing, communication services, financial services, fintech, electric transportation, retail, media, and consumer products. Most of these targets had operations concentrated in North America. For those targets that were deemed to warrant significant interest, Digital World’s management, Board, and/or support team members performed further diligence, including receiving presentations by and holding discussions with management teams of targets, experience and readiness discussions and/or assessments, and assessments of financial condition and potential growth prospects for those targets’ business and industry. Digital World management updated the Board as to the progress of the foregoing on both a formal and informal basis. Digital World then discussed preliminary parameters for proposals to those targets that it determined were strong candidates for a potential business combination. If a potential business combination target was deemed compelling enough for Digital World to pursue a potential business combination with an LOI to pursue a proposed business combination was prepared. Of the LOIs prepared and/or sent, two LOIs were executed, including the LOI signed with TMTG—which was incorporated as a Delaware corporation on February 8, 2021. On September 2, 2021, Digital World and EF Hutton entered into an underwriting agreement, pursuant to which EF Hutton acted as representative of the underwriters in connection with Digital World’s IPO.

Description of negotiation process with candidates other than TMTG

Below is a summary of targets other than TMTG that were considered and reasons why Digital World did not proceed with these candidates:

Target A: Digital World engaged in conversations with Target A, a fintech company focused on payment processing and linking crypto to legacy banking solutions with a strong relationship with a leading crypto currency exchange. A non-disclosure agreement (“NDA”) was executed on September 10, 2021. Numerous discussions, business status, and management calls were held between the parties. After negotiations over numerous telephone calls, a draft LOI was circulated on September 20, 2021, and, after additional negotiation, Digital World and Target A entered into an LOI on September 21, 2021. However, given the state of the PIPE market and significant cash requirements of Target A in comparison to TMTG, Digital World’s management and Board agreed that Target A’s large cash requirements could pose a challenge and decided to enter into an exclusive LOI with TMTG.

Target B: Digital World sent an NDA to Target B, an American pet care company that offers a technology platform to enable on-demand and scheduled dog walking, training, and other pet care related services. However, Target B informed Digital World that it was in advanced discussions with other groups and did not want to pursue separate SPAC discussions with Digital World at that time.

Target C: Digital World signed an NDA with Target C, a robotics company with commercial and governmental customers. Digital World met with Target C and Digital World began discussing drafting a LOI. However, when Digital World called to advance LOI negotiations, it was informed that Target C had to put the conversation on hold pending internal discussions.

Target D: Digital World signed an NDA with Target D, a company that develops electric pickup trucks focused on commercial usage. Digital World advanced discussions with Target D. Digital World noted that Target D’s lower enterprise value, crowdfunded activity, and potentially longer timeline were factors to consider. Conversations continued until Digital World entered into an exclusive LOI with TMTG.

Target E: Digital World signed an NDA with Target E, an edge computing company, on September 16, 2021. On September 22, 2021, Digital World received access to Target E’s data room and conversations ceased on the same day, due to Digital World’s entering into an exclusive LOI with TMTG.

Target F: Digital World considered Target F, an electric vehicle company. While the concept that the company presented seemed interesting, after further analysis of the company and industry, Digital World concluded that the business model was not as attractive as that of other potential targets. As a result, Digital World ceased communications with Target F.

Target G: Target G, a defense contractor and arms manufacturer, was sent an NDA; however, Digital World was informed that Target G was under exclusivity with another SPAC at the time and could not engage in conversations until after that exclusivity period expired.

Target H: Digital World considered Target H, a crypto exchange and mining operation; however, Digital World was informed that Target H was under exclusivity with another SPAC and could not engage in conversation until after that exclusivity period expired.

Target I: Digital World sent an NDA to Target I, a company with holdings in turnkey solutions, tech, cyber security, and manufacturing. Conversations between Digital World and the target ceased on or around September 22, 2021, due to Digital World’s entering into an exclusive LOI with TMTG.

Target J: Digital World sent an NDA to Target J, an energy company and commenced further due diligence. On or around September 22, 2021, conversations ceased because its PCAOB audits were not yet complete, and the company had not yet closed a private raise required to execute a merger prior to moving forward with a business combination.

Target K: Digital World had an introductory call with Target K, a background screening service provider, on September 13, 2021. Conversations ceased after the introductory call because of the Target K’s desire to use some of the funds raised for a management cash out, which Digital World deemed would not be as accretive to growth as the cash being deployed to expand the business.

Target L: Digital World reviewed Target L, a smart-glass manufacturer and distributor. Conversations between Digital World and Target L ceased due to Digital World entering into an exclusive LOI with TMTG.

Target M: Digital World sent an NDA to Target M and reviewed materials for Target M, an artificial intelligence and signal processing automotive software company. Based on the information provided, Digital World decided not to advance discussions due to Target M’s long lead time to commercialization of its products.

Target N: Digital World reviewed Target N, a branded beverage and wellness distribution company. After review of Target N’s submitted documentation, Digital World decided to focus on other targets due to Target N’s focus on two segments of the consumer goods industry with significant competition.

Target O: Digital World had an introductory meeting with Target O, a crypto trading platform and token company. Conversations ceased after the meeting due to Target O’s large cash requirement and challenging PIPE environment.

While Digital World was engaged in discussions with several target candidates, Digital World’s management and Board concluded that a potential business combination with TMTG could provide the most potential value for public stockholders. Thus, Digital World determined it was prudent to enter into a LOI with TMTG with acceptable exclusivity terms for Digital World and temporarily limit conversations with other candidates for at least the initial 30-day mutual exclusivity period to conduct due diligence and potentially endeavor to negotiate a favorable definitive agreement with TMTG.

SEC Settlement in Principle

On July 3, 2023, Digital World publicly disclosed that it had reached a Settlement in Principle in connection with an investigation by the SEC with respect to certain statements, agreements and omissions and the timing thereof included in Digital World’s registration statements on Form S-1 in connection with its IPO and Form S-4. The Settlement in Principle was subject to approval by the SEC. On July 20, 2023, the SEC approved the Settlement in Principle, which settled its dispute with Digital World, and entered an Order that is attached as Exhibit 10.21 hereto and incorporated herein by reference.

In such Order entered by the SEC as a result of the Settlement in Principle, the SEC concluded that:

•

Digital World’s filings with the Commission were materially false and misleading. Dating back to February 2021 prior to the IPO period, an individual who would later become Digital World’s Chief Executive Officer (“CEO”) and Chairman Mr. Orlando, and others involved with Digital World, had extensive discussions with TMTG. While Mr. Orlando initially pursued these discussions with TMTG on behalf of another SPAC that he also controlled (“SPAC A”), Mr. Orlando created a plan in the spring and summer of 2021 to potentially use Digital World to pursue a merger with TMTG.

•

Digital World also failed to disclose that Mr. Orlando had a potential conflict of interest stemming from a Letter of Intent (“LOI”) that SPAC A had entered into with TMTG in June 2021. This agreement made Mr. Orlando personally liable to pay a $1 million break-up fee if SPAC A or another substitute entity did not complete a merger with TMTG. Digital World failed to disclose this potential conflict of interest in any of the documents filed with the Commission and never otherwise disclosed this information to the public.

Description of negotiations by each of SPAC A, SPAC B, and Digital World with TMTG

According to representatives for TMTG, TMTG undertook the following efforts to identify and negotiate potential opportunities with SPACs other than Digital World in order to become a publicly listed company:

Between February and September 2021, TMTG contacted the sponsors of in excess of two dozen SPACs and subsequently engaged in discussions with a few specific SPACs.

In February 2021, TMTG called Mr. Orlando, who was the Chief Executive Officer of Benessere Capital Acquisition Corp. (“SPAC A”), a SPAC that had completed its initial public offering in January 2021, regarding the possibility of TMTG engaging in a business combination with SPAC A. Mr. Orlando had no prior relationship with TMTG or President Trump before this call. As disclosed in Digital World’s IPO prospectus, Mr. Orlando served as Chairman and Chief Executive Officer of SPAC A, and Messrs. Shaner and Swider serve as independent directors of SPAC A.

In mid-February 2021, a representative of TMTG approached Mr. Orlando regarding a potential deal between SPAC A and TMTG. Shortly after that initial contact, SPAC A and TMTG signed a non-exclusive LOI to explore a potential merger between the two companies which, after being extended, lasted through April 5, 2021. As that LOI neared expiration, TMTG and SPAC A discussed entering into a mutually exclusive LOI. Two directors and one officer of SPAC A opposed pursuing a merger with TMTG, and SPAC A ultimately did not sign that exclusive LOI.

At the end of March 2021, TMTG met with Investment Bank A to discuss a potential business combination with one of the SPACs organized and launched by Investment Bank A. Ultimately, Investment Bank A declined to pursue a business combination between TMTG and one of its SPACs, but suggested other financing alternatives to TMTG.

In April 2021, TMTG initiated discussions with SPAC B. Shortly thereafter, TMTG agreed to sign an NDA with SPAC B and met with representatives of SPAC B. TMTG received a draft LOI from SPAC B regarding a potential business combination. Ultimately, SPAC B terminated discussions with TMTG.

On or about April 8, 2021, Mr. Orlando began exploring two plans to pursue a merger with TMTG, “Plan A” and “Plan B.” “Plan A” referred to continued efforts to find a way for SPAC A to merge with TMTG. For example, Mr. Orlando discussed options to replace the Digital World officials who were opposed to a transaction with TMTG. “Plan B” referred to Mr. Orlando’s attempt to identify an alternative SPAC to pursue a merger with TMTG. Mr. Orlando considered several SPACs that could be used for “Plan B,” and Mr. Orlando started raising capital from investors to purchase an ownership interest in the sponsor of one of those SPACs. By April 9, 2021, a representative of Investment Bank wrote an email to Mr. Orlando stating that “Digital World could be a solution for [TMTG].” At the time, Investment Bank had a majority interest in Digital World Sponsor, and Mr. Orlando had no ownership interest in the Sponsor or role with Digital World.

On April 14, 2021, Mr. Orlando met with representatives of TMTG. During the meeting, Mr. Orlando suggested to TMTG’s representatives that if SPAC A could not pursue a merger with TMTG there could be a Plan B, i.e., that Mr. Orlando would try to identify another vehicle to potentially pursue a merger with TMTG.

On or about April 24, 2021, Mr. Orlando learned that there was an opportunity for him to obtain substantial control over Digital World. A few days later, Mr. Orlando signed a LOI with Investment Bank under which he would obtain 90% ownership of Digital World Sponsor. Mr. Orlando met with TMTG’s representatives the next day and continued discussions with TMTG about a potential merger shortly thereafter.

On the night of May 25, 2021, Digital World filed a Registration Statement on a Form S-1. The Form S-1 was signed by Mr. Orlando and included two additional nominee directors to Digital World’s [board of directors]. Both of those new Digital World directors were also SPAC A directors who were supportive of a transaction between SPAC A and TMTG. This Form S-1 also identified a Digital World officer, who had been involved in some preliminary discussions about TMTG in connection with SPAC A prior to being named a Digital World officer. The SPAC A directors and officer who opposed a transaction with TMTG did not assume any role with Digital World.

In May 2021, TMTG initiated discussions with SPAC C regarding a potential business combination. SPAC C requested initial due diligence and on May 14, 2021, TMTG received a draft LOI from SPAC C. Ultimately, communications with SPAC C discontinued, as TMTG’s discussions with SPAC A had matured.

By at least June 1, 2021, Mr. Orlando made plans with TMTG to sign a unilaterally exclusive LOI between SPAC A and TMTG on June 4, 2021. At that time, the SPAC A officer and two SPAC A directors that opposed pursuing a transaction with TMTG had not dropped their opposition to such a transaction.

On June 1, 2021, Mr. Orlando communicated with an individual who was a director of both SPAC A and Digital World and who planned to attend the LOI signing event and wrote: “I want TMTG to meet the SPAC A AND Digital World team.”

On June 4, 2021, SPAC A, TMTG, and Mr. Orlando (in his personal capacity and on behalf of SPAC A) signed a LOI (the “June 4 LOI”) expressing intent to pursue a merger between SPAC A and TMTG. The June 4 LOI included a break-up fee clause under which Mr. Orlando would be personally liable to pay a $1 million break-up fee if SPAC A and TMTG did not enter an acquisition agreement by August 6, 2021 (the “Break-Up Fee Clause”). The Break-Up Fee Clause had several conditions that would result in Mr. Orlando owing no break-up fee. One of those conditions was that Mr. Orlando would owe no break-up fee if he “should propose to TMTG an alternative special purpose acquisition corporation with combination terms that are acceptable to TMTG (in its sole and absolute discretion) and such terms are ultimately accepted by TMTG.” The parties signed several extensions to the June 4 LOI over the summer of 2021, the last extension of which was signed on or about August 27, 2021. The extensions collectively extended the trigger date for the Break-Up Fee Clause from August 6, 2021 to October 2, 2021.

Within days of signing the June 4 LOI, Mr. Orlando communicated with various people regarding his desire to use Digital World as the vehicle to complete a merger with TMTG. For example, on June 7, 2021, Mr. Orlando received a text in which an individual who was a director for both SPAC A and Digital World wrote: “I still don’t know why you are switching it out of SPAC A other than you will make more money. I think using SPAC A to grab the deal knowing you are going to move it is very problematic.” Mr. Orlando responded: “Digital World is better and will make the project clearly more successful.”

On June 8, 2021, Mr. Orlando exchanged additional messages with representatives of Investment Bank. Mr. Orlando sent a picture from the June 4 LOI signing event and wrote: “You have no idea!! I worked thousands of hours to get this,” and “It’s ours wherever we want. Let’s make it Digital World.”

On June 9, 2021, Mr. Orlando emailed a Digital World representative a financial analysis that modeled the value of Digital World Sponsor’s shares of Digital World if Digital World were to merge with TMTG.

As further discussed below, according to a subsequent statement by Jason Miller (the CEO of GETTR, a competing social media platform) on the podcast, Bob & Eric Save America, Miller had discussed President Trump joining GETTR as early as June 2021.

In mid-June 2021, TMTG retained counsel who subsequently prepared a cease-and-desist letter to be addressed to Mr. Miller advising GETTR to cease recruiting President Trump, who had existing contractual obligations with respect to TMTG.

During the summer of 2021, Mr. Orlando communicated with at least one TMTG representative the possibility of using Digital World as the vehicle to complete a merger with TMTG. During the same time period, Mr. Orlando raised funds from numerous individuals who made investments in the Sponsor. Mr. Orlando informed some of those investors that Digital World viewed TMTG as one potential merger target and a very promising opportunity.

On July 8, 2021, Digital World filed an amended Form S-1 increasing its planned offering from $100 million to $300 million and announcing three additional directors. One of those directors had been involved with Mr. Orlando in discussions with TMTG since discussions between SPAC A and TMTG began in February 2021.

On July 30, 2021, an attorney for The Trump Organization transmitted to counsel for TMTG correspondence, on behalf of President Trump, declaring void ab initio a services agreement that had granted TMTG, among other things, extensive intellectual property and digital media rights related to President Trump for purposes of commercializing the various TMTG initiatives (the “Voided Services Agreement”).

SPAC A and TMTG executed several extensions to the June 4 LOI over the summer of 2021, the last extension of which was signed on or about August 27, 2021.

On August 28, 2021, Mr. Orlando received a text from a Digital World representative that stated: “Talked to TMTG’s outside counsel. TMTG wants to announce soon so if it’s plan B, they’re going to push hard for relative immediate announcement. I told them we’d need a month. Probably gonna settle at 2-3 weeks.”

On August 31, 2021, three days prior to the commencement of its IPO, Digital World filed another amended Form S-1 stating that Digital World had not selected any specific business combination target and Digital World had not, nor had anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with Digital World. In addition, the Form S-1 provided, among others, that Digital World had not contacted any of the prospective target business that [SPAC A and another SPAC] had considered and rejected and that Digital World did not currently intend to contact any of such targets; however, Digital World could do so in the future if it became aware that the valuations, operations, profits or prospects of such target business, or the benefits of any potential transaction with such target business, would be attractive.

The day the Merger Agreement was executed—on October 20, 2021 as described below—Jason Miller announced publicly that he and GETTR had failed to come to terms with President Trump with respect to his joining the GETTR social media platform. On an episode of the podcast Bob & Eric Save America published on October 25, 2021, Mr. Miller claimed that he discussed with President Trump joining GETTR as late as on or about the week of October 18, 2021. In a subsequent New Yorker article titled “Can Gettr Become the Online Gathering Place for Trump’s G.O.P.?” by Clare Malone, Mr. Miller “told the author that he’d made President Trump an offer with a ‘whole lot of zeros,’ apparently in the nine-digit range, to join Gettr.”

Timeline of the Business Combination Post-IPO Negotiations

Digital World’s IPO priced on September 2, 2021, and closed on September 8, 2021. In the days leading up to closing, BIGLLC prepared a list of potential merger targets and also informed investment bankers and potential targets that the Digital World IPO was expected to close on September 8, 2021, at which time Digital World looked forward to reviewing and engaging with potential targets.

After the IPO closed, Digital World sent its IPO announcement to potential targets and several investment bankers who Digital World believed might be able to identify other potential targets. Between the IPO closing and execution of the Merger Agreement with TMTG, Digital World received a number of inquiries, some of which are discussed above, from or on behalf of potential transaction partners.

Also, on or about September 8, 2021, Digital World emailed draft NDAs to over ten potential targets. Between September 8, 2021, and September 17, 2021, Digital World negotiated and executed NDAs with at least four potential targets, in addition to TMTG.

On September 9, 2021:

•

Digital World considered a potential transaction with Target B and reached out to its banker; however Digital World was informed that Target B had different timing objectives and declined to move forward with Digital World.

•

Digital World conducted an extensive meeting with Target C’s management at Digital World’s offices in Miami, FL. The target’s business was discussed thoroughly, and the points discussed included customer pipeline, commercial application, turnaround time, intellectual property, financials, cap table, and pre-IPO financing.

•

Digital World reviewed Target M’s materials. On September 16, 2021, because the company required several years of research and development before its products will be in position to go to market, it was determined that this company would not be an appropriate target for Digital World.

•	TMTG’s outside counsel sent Digital World edits to the draft NDA between Digital World and TMTG.

•	Mr. Orlando met with EF Hutton, acting solely in its capacity as Digital World’s IPO underwriter, to discuss several topics, including deal pipeline and potential business combination targets.

On September 13, 2021, following negotiations, including further exchanges of drafts and telephone calls, Digital World and TMTG executed an NDA. Thereafter, Digital World commenced due diligence with respect to TMTG as a potential business combination target. As set out in more detail below, due diligence continued through October 20, 2021, the date the parties executed the Merger Agreement, and Digital World continues to actively monitor developments at TMTG as part of this process.

On September 13, 2021, Digital World and Target K conducted a video conference. Topics discussed included total addressable market, revenue, revenue growth, audits, customer concentration, cash requirement, competitive advantage, and financial projections.

Although Digital World’s board received a financial model from TMTG and considered it as a material factor in its decision to enter into the original Merger Agreement and the transactions contemplated thereby, its reliance on such financial model was limited due to the Digital World Board’s view that evaluating real world growth and financial projections related to a rapid growth company in a competitive industry can be challenging. The Board recognized that a properly capitalized technology company in the media and technology space should instead have a primary focus of user acquisition during its initial growth stages.

On September 14, 2021, TMTG sent Digital World a draft LOI for review.

On September 15, 2021, Digital World sent TMTG’s outside counsel a redlined draft LOI proposing several substantive changes, including modified price terms and earnout structure.

On September 16, 2021:

•

Digital World, after discussions with Target L, analyzed Target L’s potential for business combination and determined that it would not further consider the company because its PCAOB audits were not yet complete and the company had not yet closed a private raise required to execute a merger prior to moving forward with a business combination.

•	Digital World concluded that Target K’s management was seeking a cash-out via the proposed business combination, and on that basis ceased discussions with Target K.

•	Digital World paused discussions with Target N when it was determined that the company’s business plan was disperse.

•

Digital World ceased discussions with Target M when it was determined that the company’s product suite would not be available in the requisite amount of time to make it a viable business combination target.

•	Digital World received inbound leads from an investment bank regarding two potential targets that could be acquired individually or together.

•	Digital World and TMTG began coordinating an in-person event to sign the LOI on September 22, 2021.

On September 17, 2021, Target D was introduced to Digital World by EF Hutton, acting solely in its capacity as Digital World’s IPO underwriter, and an NDA was executed.

On September 18, 2021, TMTG’s counsel emailed a SPAC A representative a draft agreement to terminate the June 4 LOI and release Mr. Orlando from the $1 million break-up fee clause under the June 4 LOI.

On September 20, 2021:

•	Mr. Orlando sent the Board information that had been prepared by BIGLLC regarding seven potential targets, including TMTG.

•	Digital World reviewed Target D’s materials and spoke with its management.

•	Digital World reviewed Target J’s materials and had conversations with its management.

On September 21, 2021:

•	Digital World asked for access to Target H’s data room but was told the target was under exclusive LOI with another SPAC.

•

Digital World held a board meeting where the Board discussed various potential targets, including, but not limited to, TMTG. At that time, the Board determined that Digital World should seek to move forward with LOIs with Targets A, among others, and TMTG for the time being.

•

Digital World was granted access to Target C’s data room. However, Digital World was also informed by Target C’s investment bank that the company was evaluating internally and could not move forward at that time.

•

Digital World signed an LOI with Target A and held multiple discussions with its Chief Executive Officer that same day. The LOI provided for a base valuation of $7 billion and a 15-day unilateral exclusivity clause in favor of Digital World, with an option for Digital World to request mutual exclusivity for 30 to 120 additional days. Conversations progressed into the evening and overnight, and it was determined that in order to close the deal, Target A, in addition to the entire amount of cash in trust, would require a capital raise of an additional $300 million. Given the state of the PIPE market, redemption rates, and industry of Target A, Digital World’s management and Board later agreed that Target A’s large cash requirements could pose a challenge in the market environment.

•

Mr. Orlando updated members of the Digital World Board via virtual calls and chats on management’s discussions with potential targets. The Digital World board members discussed the status of the LOI with TMTG, including the multiple rounds of negotiations regarding valuation, exclusivity period, earnout structure, and public announcement permission.

On September 22, 2021:

•	Target A granted Digital World access to its data room.

•

Digital World’s Board communicated via WhatsApp and voted to approve signing an LOI with TMTG. That same day, Mr. Orlando met with representatives from TMTG and signed a mutually exclusive LOI between Digital World and TMTG. That same day, Mr. Orlando (on behalf of SPAC A) and TMTG signed a termination agreement ending the June 4 LOI and freeing Mr. Orlando from the $1 million Break-Up Fee Clause under the June 4 LOI. That letter was dated to be effective as of September 1, 2021.

•

President Trump and representatives of TMTG signed the License Agreement. One additional signature arrived on September 23, 2021, completing execution. In the License Agreement, President Trump made contractual commitments related to, among other things, TMTG’s planned social media platform. See the section entitled “Information About TMTG — License Agreement.”

•

Digital World had another management call with Target D. Digital World liked the company’s plan and niche in the space but determined that the company’s enterprise value was too small relative to the size of Digital World.

•	Digital World was provided access to Target E’s data room.

•	after several rounds of negotiation with TMTG with respect to a potential LOI, which included the negotiation of the length of the exclusivity period, mutuality of the exclusivity period, valuation of the target, earnout structure, public announcement permission, insurance coverage requirements, and structure of exclusivity extension, among other deal points, Digital World was presented with a near-final version of the LOI from TMTG.

•

The Digital World Board discussed, via virtual chat, the terms of the potential LOI with TMTG. Given the potential for stockholder value, the Board concluded that an initial 30-day mutual exclusivity period with Digital World having the option to extend for an additional 45 days was acceptable as it would give Digital World time to conduct initial due diligence and attempt to negotiate a definitive merger agreement while maintaining the ability to pursue another target within a reasonable time period if the due diligence on TMTG was not satisfactory to Digital World.

•

Digital World and TMTG entered into an LOI with the following terms, among others: an initial valuation of $875 million with a potential total earnout of an additional $825 million, an exclusivity period of 30 days with Digital World having the option to extend for an additional 45 days, a minimum cash requirement of $60 million at closing, and an outside date of November 30, 2021 to enter into a definitive agreement.

Digital World was informed that representatives for TMTG and President Trump, after extensive negotiations, (i) signed the License Agreement on September 22, 2021, (ii) signed an amended and restated version of that License Agreement on December 22, 2021 and (iii) signed a second amended and restated version of that License Agreement effective February 2, 2024. (As noted above, the agreement became fully executed following the arrival of a final signature page on September 23, 2021.) The License Agreement was a foundational component of TMTG’s viability and confirmed President Trump’s commitment to TMTG initiatives. Such commitment was integral to Digital World’s valuation of TMTG and decision to move forward with negotiations regarding a business combination.

On September 24, 2021, Digital World sent a due diligence checklist to TMTG.

On or about September 29, 2021, TMTG provided Digital World and Ellenoff Grossman & Schole LLP, Digital World’s counsel (“EGS”), access to its data room. Digital World asked EGS to start working on a draft of the Merger Agreement at some point during the week of September 27, 2021.

On September 30, 2021, Digital World’s management and other representatives traveled to one of TMTG’s physical offices (with some Digital World Board members attending virtually) to conduct further due diligence, including participating in presentations and meetings regarding in-house technological and third-party technology services, hiring advancements and plans, and other organizational advances. Digital World and TMTG also discussed TMTG’s financial model.

On October 4, 2021, Digital World conducted a due diligence call with TMTG via Zoom, regarding TMTG’s financial projections, product development, and other topics. That same day, EGS sent TMTG’s outside counsel the first draft of the Merger Agreement.

The Merger Agreement was negotiated throughout October 2021 and up to the time of signature on October 20, 2021. Further drafts of the Merger Agreement were exchanged by emails between respective counsel for Digital World and TMTG on or about at least October 6, 13, 15, 16, 17, 19, and 20, 2021. Key topics of negotiation included, but were not limited to, disclosures, representations and covenants, termination terms and conditions, post-closing management and board composition, and outside date to close the Business Combination.

On or about October 6, 2021, Digital World met with TMTG via Zoom to discuss TMTG’s financial model.

Digital World learned from Jason Miller’s statement to Yahoo News that on or about October 6, 2021, discussions between President Trump and Jason Miller regarding President Trump joining GETTR were still underway.

On October 7, 2021, Digital World, TMTG, and TMTG’s outside counsel met via Zoom to discuss TMTG. At Digital World’s request, a representative from EF Hutton joined this meeting. After the call with TMTG, EF Hutton, as an accommodation to Digital World in its role as representative of the underwriters in Digital World’s IPO, had a brief discussion with Digital World and provided its initial thoughts on market comparables and financial forecasts.

On October 12, 2021, Digital World and EGS met with TMTG and its outside counsel (some in person and others via phone) to further negotiate the Merger Agreement. The focus of the discussion at this meeting was representations and warranties for both Digital World and TMTG.

On October 14, 2021, Digital World’s management and Board members Messrs. Shaner and Jacobson had an update call on the status of the Digital World-TMTG transaction.

On October 15, 2021, Mr. Orlando proposed to the Digital World Board that Digital World exercise its option to extend the exclusivity period, as detailed in the exclusivity provision in the Digital World-TMTG LOI, in order to continue to negotiate the Merger Agreement with TMTG. The board approved such extension.

On October 17, 2021, Digital World notified TMTG’s outside counsel that Digital World intended to extend the exclusivity period for an additional 45 days pursuant to the LOI.

On October 19, 2021, the Digital World Board conducted a board meeting via Zoom. During the meeting, the Digital World Board approved the pursuit of the Merger Agreement in a form substantially along the parameters management outlined and authorized management to execute the Merger Agreement pending the satisfactory resolution of any outstanding issues.

On October 20, 2021:

•	The parties met at approximately 3:00 p.m., further negotiated terms for several hours, and reached a final agreed form around 6:00 p.m. The Merger Agreement was executed at approximately 7:00 p.m.

•

Digital World and TMTG jointly issued a press release publicly announcing that the parties entered into the Merger Agreement, providing for a business combination that will result in TMTG becoming a publicly-listed company, subject to regulatory and stockholder approval.

Beginning on October 21, 2021, as a result of the issuance of the press release announcing the Merger Agreement, EF Hutton and Digital World received inbound interest from investors wanting to participate in any potential PIPE transaction. Although Digital World previously had not given serious consideration to a PIPE for the Business Combination with TMTG, strong market demand prompted Digital World to consider potential PIPE financing of up to $1 billion.

Between October 21, 2021, and October 26, 2021, Digital World and TMTG discussed the advantages and disadvantages of a PIPE and the availability of other opportunities for TMTG to raise capital. Ultimately, it was decided that a PIPE should be explored.

On October 25, 2021:

•	The Digital World Board authorized its management to pursue a potential PIPE.

•	Digital World engaged EF Hutton as its placement agent for a potential PIPE transaction as a result of the strong market demand to participate in such a transaction.

From October 28, 2021 to November 1, 2021, EF Hutton, Digital World, TMTG and their respective counsel prepared and finalized an investor presentation for the PIPE. Discussions were held regarding the size and pricing structure of the PIPE.

Throughout November 2021, Digital World conducted a roadshow for the PIPE. Digital World and TMTG spoke to over 20 potential institutional investors during this time.

On November 12, 2021, Digital World and TMTG met in person at the offices of TMTG’s outside counsel for a due diligence meeting and to discuss the PIPE.

On November 24, 2021, EF Hutton’s outside counsel circulated initial drafts of the PIPE transaction documents for review. Between November 24, 2021, and December 4, 2021, the parties engaged in multiple rounds of negotiation to come to agreement on terms. Key points of discussion included pricing, registration rights, scope and enforcement of liquidated damages, and anti-dilution rights.

On November 26, 2021, after several rounds of conversations regarding structure and terms, Digital World and TMTG had a call to discuss the potential advantages and disadvantages of the structure and terms of the PIPE. It was decided that that PIPE negotiations should move forward.

On December 3, 2021:

•	All substantive terms were agreed to by Digital World, TMTG, and the PIPE investors.

•	The Digital World Board reviewed and deliberated the PIPE transaction and authorized management to execute the PIPE transaction agreements.

On December 4, 2021, the SPAs relating to the PIPE Investment were executed, and the proposed transaction for a $1 billion capital raise, to close concurrently with the proposed Business Combination, was publicly announced. See the section entitled “The Business Combination Proposal (Proposal 1) — PIPE Investment (Terminated)” for a description of the terms of the PIPE Investment.

On May 11, 2022, Digital World and TMTG entered into the First Amendment to the Agreement. See the section entitled “The Business Combination Proposal (Proposal 1) — The Merger Agreement” for a description of the First Amendment to the Agreement.

On May 16, 2022, Digital World and TMTG filed a Registration Statement on Form S-4, in which it disclosed that in connection with an SEC investigation, Digital World received a document request and subpoena from the SEC seeking various documents and information regarding, among other things, meetings of Digital World Board; communications with and the evaluation of potential targets, including TMTG; communications relating to TMTG; agreements with and payments made to certain advisors; investors, including investor meetings and agreements; the appointment of certain of Digital World’s officers and directors; policies and procedures relating to trading; and documents sufficient to identify banking, telephone, and email addresses.

On or about May 24, 2022, Mr. Orlando met with representatives of TMTG to discuss next steps following filing of the Registration Statement on Form S-4.

On or about June 21, 2022, a staff member of the SEC’s Division of Corporation Finance informed Digital World’s counsel that the division had put on hold its review of the Registration Statement on Form S-4 due to the SEC Division of Enforcement’s investigation.

In connection with the preliminary proxy statement filed by Digital World with the SEC on June 23, 2023 for the voting of Digital World’s shareholders on the proposed extension of its liquidation date, Digital World received an electronic mail from TMTG. TMTG notified Digital World that it disagreed with Digital World’s position under Section 8.1(b) of the Merger Agreement, namely that upon the approval of Digital World’s shareholders to extend Digital World’s liquidation date by an additional three months (for a total of 12 additional months, i.e., from September 8, 2023 up to September 8, 2024), Digital World would have the right to extend the Outside Date of the Merger Agreement by the same extension periods.

On July 14, 2023, TMTG sent Digital World another electronic mail stating that TMTG did not believe it was bound through September 8, 2023 under the Merger Agreement, because the relevant Outside Date under the Merger Agreement was no later than December 20, 2022. The electronic mail further stated that TMTG was trying to complete a merger as soon as possible and will give a good faith consideration to a proposal from Digital World to resolve the “interpretive divergence” with respect to the relevant Outside Date under the Merger Agreement.

Throughout September and October 2022, and continuing intermittently into December 2022, Mr. Orlando communicated with representatives of TMTG in connection with renegotiating the terms of the PIPE investment. TMTG consistently shared with Mr. Orlando its substantial concerns about, and opposition to, renegotiating the terms of the PIPE investment along the lines proposed by Mr. Orlando.

On October 12, 2022, TMTG sent a letter to Digital World in connection with Digital World’s Form S-4 filing on May 16, 2022. TMTG urged Digital World to resubmit the Form S-4 without a “delaying legend” so that a complete registration statement could become effective within 20 days as provided under applicable law. On October 28, 2022, TMTG sent a follow up letter to Digital World on this subject.

On December 22, 2022, Mr. Orlando and representatives of TMTG had a teleconference to discuss progress on going effective on Digital World’s Form S-4 filing and renegotiating the PIPE investment with PIPE holders.

On February 17, 2023, TMTG sent another letter to Digital World urging Digital World to resubmit the Form S-4 without a “delaying legend” so that a complete registration statement could become effective within 20 days as provided under applicable law.

Between February 22 and February 24, 2023, Mr. Orlando and representatives of TMTG exchanged electronic mail regarding, inter alia, differing interpretations of the Merger Agreement with respect to the Outside Date.

On February 27, 2023, TMTG sent a letter to Digital World reiterating its position that the Outside Date (as defined in the Merger Agreement) was December 20, 2022, and that Digital World’s subsequent extensions of the date under which Digital World must complete an initial business combination pursuant to its charter did not result in a corresponding extension of the Outside Date under the Merger Agreement.

On March 22, 2023, Digital World announced that it had terminated Mr. Orlando from his positions as Digital World Chairman and CEO, and appointed Mr. Swider as Interim CEO.

During the month of May 2023 Digital World hired new outside counsel to assist it in connection with the Merger Agreement.

On May 23, 2023, counsel for TMTG and Digital World had an introductory teleconference to discuss the way forward in connection with the registration statement and timeline for the transaction.

On June 23, 2023 in connection with the preliminary proxy statement filed by Digital World with the SEC on June 23, 2023 for the voting of Digital World’s shareholders on the proposed extension of its liquidation date (the “Extension Proxy”), Digital World disclosed its position that under Section 8.1(b) of the Merger Agreement, namely that upon the approval of Digital World’s shareholders to extend Digital World’s liquidation date by an additional three months (for a total of 12 additional months, i.e., from September 8, 2023 up to September 8, 2024), Digital World would have the right to extend the Outside Date of the Merger Agreement by the same extension periods.

On June 29, 2023, DOJ and SEC filed charges against a former Digital World director and two Digital World investors.

On June 29, 2023, Digital World received an electronic mail from TMTG notifying Digital World that it disagreed with Digital World’s position under the Merger Agreement that upon the approval of Digital World’s shareholders to extend Digital World’s liquidation date by an additional three months (for a total of 12 additional months, i.e., from September 8, 2023 up to September 8, 2024), Digital World had the right to extend the Outside Date (as defined in the Merger Agreement) of the Merger Agreement by the same extension periods. Pursuant to its electronic mail, TMTG believed it had only been bound under the Merger Agreement through a date not later than December 20, 2022.

On July 3, 2023 Digital World filed with the SEC a current report on Form 8-K, disclosing TMTG’s position in its June 29, 2023’s email regarding the expiration date of the Merger Agreement. Digital World further disclosed that it expects to work with TMTG in good faith to address this disagreement in a manner that is in the best interest of its shareholders and that Digital World remains very interested in the transaction with TMTG and is hopeful DWAC and TMTG can resolve this interpretative divergence.

On July 9, 2023, Digital World’s legal counsel received an electronic mail from TMTG’s lead counsel reiterating that (i) TMTG believed the Outside Date under the Merger Agreement was December 20, 2022 (not September 8, 2023 or any later date); (ii) TMTG will propose several modifications to the Merger Agreement; and (iii) TMTG intended to complete a merger with Digital World as soon as possible.

On July 14, 2023, in connection with an amendment to the Extension Proxy, TMTG disclosed that the initial term of the exclusivity agreement with TMTG’s Chairman expired in June 2023 and there is a right to terminate the license agreement in the event the business combination was not completed on or before December 31, 2022.

On July 14, 2023, in response to the amended Extension Proxy, Digital World’s legal counsel received an electronic mail from TMTG’s lead counsel noting (i) that TMTG still believed the Outside Date under the Merger Agreement was December 20, 2022, but will give consideration to a proposal from Digital World to resolve the interpretive divergence; and (ii) the exclusivity term of the License Agreement with President Trump automatically renewed for a 180-day term commencing June 23, 2023.

On July 18, 2023, Digital World’s legal counsel received an electronic mail from TMTG’s legal counsel with certain demands to modify the Merger Agreement due to the significant delay resulting from the SEC’s Investigation.

On July 20, 2023, as noted above, SEC announced a settlement with Digital World.

On July 21, 2023, Digital World’s legal counsel, and TMTG and its lead counsel had a telephone conference during which topics discussed included the re-filing of the Form S-4 and potential termination of the PIPE.

On July 23, 2023, Digital World’s legal counsel sent, via an electronic mail, a letter to TMTG’s legal counsel, disagreeing with certain statements in TMTG’s correspondence dated July 18, 2023.

On July 25, 2023, TMTG’s legal counsel sent an electronic mail to Digital World’s legal counsel attaching revisions to the Form S-4, which included updates to TMTG’s business and risk factors, and noting TMTG hopes to negotiate in good faith with Digital World regarding an amendment to the Merger Agreement.

On July 27, 2023, TMTG’s legal counsel and Digital World’s legal counsel had a telephone conference to discuss the Form S-4 work streams and ongoing revisions to prepare for re-filing.

On or about July 29, 2023, Mr. Swider and TMTG’s CEO had a telephone discussion regarding the next steps with respects to the transaction following SEC’s approval of Digital World’s settlement with SEC.

On August 2, 2023, TMTG’s legal counsel and Digital World’s legal counsel had a telephone conference to discuss, among other topics, the evolution of TMTG’s business operations and future plans since October 2021.

On the same date, Digital World sent TMTG and TMTG’s legal counsel a side letter amendment to the Merger Agreement that (x) extended the Outside Date to December 31, 2023 with additional extensions as required to consummate the Business Combination and (y) provided that the parties would engage in good faith negotiations to further amend the Merger Agreement to potentially address certain additional topics, including (i) issuing high-vote shares to President Trump, (ii) reducing the number of post-Closing directors appointed by Digital World, (iii) reducing the amount of PIPE commitments, (iv) extending the License Agreement and (v) refinancing certain TMTG convertible notes.

On August 3, 2023, TMTG’s legal counsel sent an electronic mail to Digital World’s legal counsel agreeing to work constructively to advance the Second Amendment to the Agreement. On August 5, 2023, Digital World, TMTG, and their legal counsel, held a teleconference to discuss the Second Amendment to the Agreement.

On August 6, 2023, Digital World’s legal counsel sent an initial draft of the Second Amendment to the Agreement to TMTG’s legal counsel. The draft contemplated, among other things, (i) the issuance of new high-vote stock to President Trump that would entitle him to 58.1% of the voting power of New Digital World at Closing, (ii) that the post-Closing board of directors of New Digital World would consist of 1 person designated by Digital World and 6 persons designated by TMTG, (iii) the reduction of certain earnout thresholds, (iv) that TMTG would be required to amend the License Agreement in a form reasonably satisfactory to Digital World such that President Trump could not terminate prior to the termination of the Merger Agreement, and if such amendment was not received by a date certain, Digital World would have the ability to terminate the Merger Agreement, (v) that the parties would provide each other with updated due diligence materials, and following receipt of such materials, the parties would negotiate any further amendments in good faith and Digital World would have the ability to terminate the Merger Agreement if it was not reasonably satisfied with the updated due diligence and valuation of TMTG, (vi) the extension of the Outside Date to December 31, 2023, with Digital World having the right to extend the Outside Date for an additional 3-month period and (vii) that each party would be entitled to incur additional indebtedness during the pendency of the Merger Agreement.

On August 7, 2023, TMTG’s legal counsel responded with revisions to the Second Amendment to the Agreement, including revisions to the earnout provision and revisions to the rights of the high vote common stock.

On August 8, 2023 and August 9, 2023, Digital World’s legal counsel and TMTG’s legal counsel exchanged additional drafts of the Second Amendment to the Agreement in preparation to file. The final version of the Second Amendment to the Agreement included the terms of the initial draft, with certain changes, and additionally included, among other things, (i) that for purposes of determining the number of shares to be issued to TMTG securityholders, the Redemption price would be set at $10,00, (ii) a reduction of the percentage of Merger Consideration retained in escrow from 5% to 3%, (iii) TMTG convertible notes outstanding at Closing would convert into shares of New Digital World common stock, (iv) Digital World would use reasonable best efforts to discuss with PIPE investors a reduction or termination of the PIPE, and (v) Digital World would use reasonable best efforts to file an amendment to the Registration Statement as promptly as practicable.

See the section entitled “The Business Combination Proposal (Proposal 1) — The Merger Agreement” for a full description of the Second Amendment to the Agreement.

On August 15 and 16, 2023, Digital World and TMTG had teleconferences with their counsel to discuss status of the PIPE and the best strategy to reduce or terminate the PIPE. On August 23, 2023, Digital World and TMTG exchanged electronic mail discussing the status of the PIPE and the best strategy to reduce or terminate the PIPE.

On August 31, 2023, TMTG’s legal counsel and Digital World’s legal counsel exchanged diligence requests as required under the Second Amendment to the Agreement.

At the end of August, Digital World hired third party firm to conduct financial diligence on TMTG.

On September 1, 2023, Digital World’s legal counsel shared with its financial advisor, EF Hutton, a proposed telephone script for use with PIPE investors in connection with attempting to reduce or terminate the PIPE. In addition, TMTG’s legal counsel exchanged comments with Digital World’s legal counsel on the proposed script. On the same date, Digital World, TMTG, their counsel and EF Hutton had a teleconference to discuss the reduction or termination of the PIPE.

On September 5, 2023, EF Hutton exchanged electronic mail with Digital World and TMTG regarding the PIPE investors and the amounts of their investments in the PIPE.

On September 12, 2023, Digital World and TMTG discussed the ongoing diligence efforts and the lack of meaningful progress on receiving the requested materials.

On September 20, 2023, Mr. Swider and Mr. Nunes discussed an amendment to the Merger Agreement to, among other things, extend the outside date to file the Form S-4 and to extend the diligence period and related termination rights.

On September 22, 2023:

•	Mr. Swider reached out to certain PIPE investors to discuss termination of their PIPE investment.

•

Digital World’s legal counsel sent a draft of the Third Amendment to the Agreement to TMTG and TMTG’s legal counsel. The draft contemplates updating the diligence completion deadline, the deadline for filing the Registration Statement amendment, the deadline to obtain the License Agreement Waiver from President Donald J. Trump, and the reduced termination right periods.

Between September 22-28, the legal counsel of Digital World and TMTG discussed and negotiated the Third Amendment to the Agreement. The final version of the Third Amendment to the Agreement, among other things, extended (i) the deadline to file an amendment to the Registration Statement to November 14, 2023, (ii) the parties’ rights to terminate the Merger Agreement based on their respective updated due diligence to November 21, 2023.

On September 29, 2023, the Digital World Board met via teleconference and discussed and approved the Third Amendment to the Agreement, following which the Third Amendment to the Agreement was executed.

As of October 11, 2023, Digital World had received termination notices from PIPE Investors representing approximately $191,500,000 of the PIPE. As a result, together with previously reported terminations, approximately $467,000,000 of the PIPE had been cancelled, as of such date.

On October 30, 2023, President Trump verbally affirmed that, notwithstanding his contractual right to do so, he would not terminate the License Agreement prior to the later of (A) the Outside Date and (B) any other date to which the parties mutually agree to extend the time to consummate the Merger.

On November 21, 2023, both Digital World and TMTG communicated that they would continue to cooperate with each other regarding updated due diligence and that should the merger not be completed by December 31, 2023, neither party intended to assert a breach or violation by the other party or its affiliates of any representation, warranty, covenant or obligation under the Merger Agreement as a basis for contesting or opposing such other party’s exercise of its right to terminate the Merger Agreement pursuant to Section 8.1(b) thereof, based on the information known as of such date.

On December 14, 2023, the Digital World Board and management received a comparative analysis from an independent third party that was engaged to assist the Board with its renewed business and financial diligence of TMTG.

On December 15 and 18, 2023, the Digital World Board met with the independent third-party firm and Digital World’s counsel to address questions and discuss the valuation report.

On December 22, 2023, Digital World concluded its renewed due diligence with respect to TMTG’s business plan. Digital World’s Board determined (i) that the Merger Agreement and the transactions contemplated thereby, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and (ii) to recommend that the Digital World stockholders adopt the Merger Agreement and approve the Business Combination and the other transactions contemplated by the Merger Agreement.

In December 2023 and January 2024, in the course of discussions with the remaining PIPE Investors to seek the termination of the SPAs, certain of the remaining PIPE Investors (the “Potential Investors”) and Digital World tentatively explored alternative arrangements involving convertible promissory notes as a possible substitute for their original PIPE commitments. Based on preliminary indications of interest from such Potential Investors, such Potential Investors expressed an interest in potentially participating in Digital World Alternative Financing Notes or the Digital World Alternative Warrants, subject to the execution of definitive documents and the satisfaction of certain customary closing conditions.

On January 10, 2024, the SPAs with the remaining PIPE Investors were terminated in full as the requirement that such privately-placed PIPE shares be registered for resale pursuant to an effective resale registration statement prior to Closing (the “Effective Registration Closing Condition”) could not be fulfilled based on correspondence from the staff of the SEC on August 19, 2022 and August 23, 2022 noting that such closing condition was not consistent with the requirements of Section 5 of the Securities Act and such remaining PIPE Investors were not willing to waive the Effective Registration Closing Condition. As such, the remaining PIPE Investment subscription amount was cancelled.

On January 21, 2024, Digital World and TMTG discussed a potential amendment to the Merger Agreement to provide additional flexibility to both parties in connection with the operation of their respective companies prior to the consummation of the Business Combination by amending certain commercial terms (the “Potential Amendment”).

On January 22, 2024, TMTG received a letter from a counsel to Bradford M. Cohen (“Mr. Cohen”), who purportedly represented President Donald J Trump in connection with the Services Agreement, but was not a party thereto. The letter sought to inspect TMTG’s books and records pursuant to Delaware and Florida law and requested that TMTG preserve records for the last three years. TMTG responded via counsel on January 29, 2024. Since January 22, 2024, Mr. Cohen has reached out to TMTG on several occasions. Mr. Cohen asserts that the Services Agreement, declared void by Mr. Cohen’s ostensible client on July 30, 2021, confers certain rights upon Mr. Cohen with respect to the capitalization of TMTG.

On January 24, 2024, the Digital World Board met to discuss the Potential Amendment, during which meeting Mr. Orlando requested Digital World’s management to explain the rationale for the additional flexibility to the commercial terms. Digital World’s management addressed Mr. Orlando’s questions. Mr. Orlando then proceeded to demand that management provide him with the Company’s financial ledger, including detailed expense reports since inception. Mr. Orlando received the requested information. Subsequently, Mr. Orlando refused to cooperate with the Board and fulfill his duty as a member of the Board by conveying to Digital World’s outside counsel that in order to cooperate with Digital World, he intended to present a list of demands, including an initial demand to receive compensation equal to the compensation granted to directors, officers and affiliates pursuant to the Convertible Note Compensation Plan approved by the requisite holders of Class A common stock at the annual meeting of Digital World’s stockholders on December 19, 2023, despite the fact that Mr. Orlando, through the Sponsor, is the holder of the majority of the Class B common stock, which he received as incentive for forming Digital World and pursuing an initial business combination.

Effective February 2, 2024, DTTM Operations, LLC, TMTG and President Trump entered into a Second Amended and Restated License Agreement. Among other things, that amendment provides that President Trump’s right to terminate the License Agreement for failure to complete the Business Combination would not arise unless the Business Combination fails to occur on or before December 31, 2024.

On February 5, 2024, Digital World’s management provided TMTG’s management with an update on the situation with Mr. Orlando, notifying them that Mr. Orlando remained steadfast with his demand for additional compensation. Notwithstanding the foregoing disagreement with Mr. Orlando, Digital World and TMTG mutually expressed their strong and continued commitment to consummate the Business Combination as soon as possible. Accordingly, Digital World and TMTG decided to proceed with the Merger Agreement, and subject, to TMTG’s board approval, to continue cooperating to facilitate any required Post-IPO Financings. See “Risk Factors — Risks Related to Digital World and the Business Combination — Patrick Orlando, Digital World’s former Chairman and Chief Executive Officer, a current member of our Board and a controlling affiliate of our Sponsor has, in recent weeks, expressed a desire for additional compensation (above his interest in the Founder Shares), which we believe presents a risk to our ability to consummate the Business Combination on a timely basis (or at all) and could potentially have a material adverse effect on Digital World’s financial condition and stock price.”

On February 6, 2024, Digital World management and TMTG management discussed the continuing delay in the consummation of the Business Combination due to the Investigation and the need to retain the employees of TMTG during the interim period until the parties complete the Business Combination. TMTG provided that the continuing delay resulted in increased operating expenses to its operations, which are in addition to the expected retention bonuses that it expects to pay certain of employees and advisors upon the completion of the Business Combination. As a fair solution, the parties agreed that upon the consummation of the Business Combination Digital World shall be responsible to pay TMTG an amount of up to $6,380,000.00 to cover such retention bonuses (the “Retention Bonuses”).

On February 6, 2024, the DOJ filed a superseding indictment against one of the Digital World investors initially charged on June 29, 2023.

On each of January 18, 2024 and February 9, 2024, Digital World received letters from counsel to United Atlantic Ventures, LLC (“UAV”), a party to the Services Agreement. The letters contained certain assertions and enclosed a copy of the Services Agreement that had been declared void by an attorney of President Donald J Trump nearly two and a half years prior. Specifically, counsel for UAV claims that the Services Agreement grants UAV rights to (1) appoint two directors to TMTG and its successors (i.e., the Combined Entity’s Board), (2) approve or disapprove of the creation of additional TMTG shares or share classes and anti-dilution protection for future issuances and (3) a $1.0 million expense reimbursement claim. In addition, UAV asserts that the Services Agreement is not void ab initio and claims that certain events following the July 30, 2021 notification support its assertion that such Services Agreement was not void.

On February 6, 2024, a representative of UAV sent a text message to a representative of a noteholder of TMTG suggesting that UAV might seek to enjoin the Business Combination.

On February 9, 2024, TMTG received from counsel to UAV a letter similar to those received by Digital World, which also threatened TMTG with legal action regarding UAV’s alleged rights in TMTG, including, if necessary, an action to enjoin consummation of the Business Combination.

On February 7, 2024 the parties negotiated an agreement in connection with the Retention Bonuses and a consent letter in connection with the operating covenants of the Merger Agreement for the following items (collectively, the “Consents”):

•

During the pendency of the Business Combination (the “Interim Period”), for TMTG to issue TMTG Convertible Notes with an aggregate principal amount up to $65,000,000, with new issuances of TMTG Convertible Notes featuring a floor conversion price of $8.00 or greater, with Digital World consenting to such issuances and the issuance of any securities underlying such TMTG Convertible Notes, and Digital World’ authorization superseding any prior authorization with respect to the issuance of such securities under the Merger Agreement and the Prior Amendments.

•	For TMTG to increase the authorized shares of capital stock of TMTG to 1,000,000,000.

•

During the Interim Period, for Digital World to issue convertible notes up to an aggregate principal amount of $65,000,000 (taking into account any amounts authorized and outstanding under the Prior Amendments), which convertible notes shall feature a floor conversion price of $8.00 or greater for convertible notes issued up to an aggregate principal amount of $55,000,000, and with respect to any amounts incurred in excess thereof, the floor conversion price shall equal or exceed $10.00, and, in each case, with TMTG consenting to such issuances and the issuance of the Digital World securities underlying such convertible notes and such authorization superseding any prior authorization with respect to the issuance of such securities under the Merger Agreement and the Prior Amendments.

•

During the Interim Period, for Digital World to issue up to 3,050,000 warrants to purchase Digital World Class A common stock, which warrants shall feature a floor exercise price of $11.50 or greater, with TMTG consenting to such issuances and the issuance of any Digital World securities underlying such warrants; provided; however, that such number of warrants may be increased pursuant to a further written consent by both TMTG and Digital World.

•

For each of TMTG and Digital World, on behalf of itself and its respective affiliates, to waive compliance by the other party with any covenant or condition contained in the Merger Agreement to the extent pertaining to the issuance of a new class of New Digital World Class B common stock, par value $0.0001 per share that was to be issued to President Trump.

On February 7, 2024, Digital World’s Board met to approve (i) the entrance into the subscription agreements for the issuance of (a) the Digital World Alternative Financing Notes and (b) the Digital World Alternative Warrants in settlement of the terminated PIPE Investment, (ii) the entrance into the agreement for the payment of the Retention Bonuses by Digital World to TMTG (the “Retention Bonus Agreement”), (iii) the consent letter in connection with the Consents and (iv) the issuance of the convertible notes issuable pursuant to the Convertible Notes Compensation Plan.

On February 7, 2024, following the Board’s approval, Digital World and certain of the Potential Investors entered into warrant subscription agreements for the issuance of Digital World Alternative Warrants, the form of which is filed as an exhibit to this proxy statement/prospectus.

On February 8, 2024, following the Board’s approval, Digital World and the remaining Potential Investors entered into the subscription agreement for the issuance of the Digital World Alternative Financing Notes. Pursuant to such subscription agreement, Digital World issued convertible promissory notes for an aggregate amount up to $50,000,000. Each of form of subscription agreement and convertible promissory note is filed as an exhibit to this proxy statement/prospectus.

On February 8, 2024, the parties entered into the Retention Bonus Agreement, the form of which is filed as an exhibit to this proxy statement/prospectus.

The parties have continued to have and expect to continue to have regular discussions regarding the timing to consummate the Business Combination.

The Board’s Reasons for Approval of the Business Combination

The Digital World Board, in evaluating the Business Combination, consulted with Digital World’s management and its financial and legal advisors. The Digital World Board a fairness opinion prior to closing the Business Combination and initially did not obtain a third-party valuation.

In reaching its unanimous resolution (i) that the Merger Agreement and the transactions contemplated thereby, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and (ii) to recommend that the Digital World stockholders adopt the Merger Agreement and approve the Business Combination and the other transactions contemplated by the Merger Agreement, the Digital World Board considered the factors discussed below.

In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Digital World Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Digital World Board viewed its decision as being based on any and all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Digital World’s reasons for the Business Combination and all other information presented in this section may be forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.” Many factors were considered by Digital World, and the factors outlined herein may or may not have been considered by any particular directors, member of management, or advisor of Digital World. Notwithstanding whether any of these factors were considered by any individual board member, the Board voted unanimously to enter into the original Merger Agreement.

The officers and directors of Digital World have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with experience and sector expertise of Digital World’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination.

The Digital World Board considered the following factors pertaining to the Business Combination as generally supporting its decision to enter into the original Merger Agreement and the transactions contemplated thereby:

• Growth Prospects. Analytical data suggests that the consumer base is receptive to seeking alternative media sources, especially those differentiated from the current market offerings. Surveys have shown potential for a large adoption of media platforms associated with President Trump as legacy social media companies are seen to censor political speech. As the U.S. population continues to “cut the cord” that tethers devices to traditional cable and media companies, content and content distribution is becoming the key driving force behind capturing and retaining customers. After decades of growth and consolidation in the media and technology sectors; the users, creators and consumers of content can often feel there are fewer and fewer differentiated choices when looking at platforms they can choose to consume, create and distribute selected content and TMTG may successfully offer a differentiated choice.

The Digital World Board believes that TMTG, if properly capitalized, is very well positioned to grow a user base at an accelerated pace. In 2004 when Facebook launched, it obtained an estimated 1 million users within the first year. It then took an estimated three years to reach the 10 million user mark. In 2004, Facebook’s capitalization was limited to under $1 million, social media was not yet universally known or widely popular and only 61% of Americans accessed the internet (compared to 92% of Americans in 2023). Since 2004, social media platforms have evolved. Recent data demonstrates how popular social medial platforms have become — Threads (Meta’s new online social media and social networking platform) registered 2 million users in the first two hours after its launch, ChatGPT registered 1 million users within five days of launch in 2022 and Instagram registered 1 million users within 2.5 months of launch in 2010. Based on such historical growth of Facebook and other social media platforms, the unique figurehead and marketing proposition of TMTG’s platform in the existing social and political climate and the receipt of proceeds upon the consummation of the Business Combination, the Digital World Board believes that the management of TMTG is positioned to exceed this initial growth trajectory. See “Unaudited Pro Forma Condensed Combined Financial Information” regarding the capitalization scenarios, which are contingent of the redemption rate.

• Broad and Diverse User Base. TMTG has a broad potential user base with demonstrated brand awareness, brand loyalty and eagerness to seek out change while making choices of where to spend their media dollars and attention. The Digital World Board believed that as TMTG worked to broaden TMTG’s brand appeal, this could materially widen the field of potential customers and users the media platform can attract.

• Strength of Brand. President Trump attracted a very large following of over 200 million followers across multiple social media platforms until his profiles were removed from major platforms in 2021. Despite the removal of President Trump’s profiles, surveys have shown that a substantial number of people would use a social media platform launched by President Trump.

• Due Diligence. Initial due diligence examinations of TMTG and discussions with TMTG’s management team and Digital World’s legal advisors concerning Digital World’s initial due diligence examination of TMTG have led Digital World to believe that TMTG has assembled the elements necessary to create the foundation for a potentially very successful media and technology company;

• Stockholder Liquidity. The obligation in the Merger Agreement to have New Digital World common stock issued as merger consideration listed on the Nasdaq, a major U.S. stock exchange, which the Digital World Board believes has the potential to offer stockholders enhanced liquidity;

• Financial Information and Comparable Company Analysis. The Digital World Board also considered factors related to TMTG’s financial outlook. In connection with Digital World’s initial review of the Business Combination, TMTG provided Digital World’s management with its internal financial analysis model. Although Digital World’s board received TMTG’s financial model, and considered it as a material factor in its decision to enter into the original Merger Agreement and the transactions contemplated thereby, its reliance on such financial model was limited due to the Digital World Board’s view that evaluating real world growth and financial projections related to a rapid growth company in a competitive industry can be challenging. The Board recognized that a properly capitalized technology company in the media and technology space should instead have a primary focus of user acquisition during its initial growth stages. This may initially hamper earnings and even topline revenues. However, the Digital World Board believes that if management of TMTG is successful in the user acquisition phase, this will ultimately drive the key performance indicators that are directly correlated to cash flow and income statements.

An additional financial consideration was management’s ability to attract sufficient pre-revenue capital investment to fuel user acquisition efforts. As of the October 2021 execution of the Merger Agreement, TMTG had already raised over $5 million in its first months of inception. The Digital World Board reviewed TMTG’s plans for user acquisition in its business model. In reviewing these factors, the Digital World Board believed that TMTG’s brand recognition and President Trump’s strong social media following would well position the company to gain market share and expand its user base at an accelerated pace; potentially allowing for a more rapid transition of focus to revenue expansion would benefit long-term EBITDA margin.

Digital World’s management, in consultation with EF Hutton, reviewed certain financial and operating information of Trading Comparables, particularly, similar social media, content production and distribution, and media companies around the world. The selected companies included a group of companies operating in various global markets, including, among others Twitter (now known as X), Facebook (now known as Meta), Netflix and Snapchat. None of the Trading Comparables had characteristics identical to TMTG. The Trading Comparables were selected because of their similarities to the potential offerings to be provided by TMTG based on its business model at that time.

At the time of evaluation, the median enterprise value of the available Trading Comparables surpassed $324 billion. Specifically, the enterprise value of Twitter (now known as X), the closest competitor to TMTG’s initial product, Truth Social, was $41 billion. Therefore, at such time, Digital World’s management concluded that an initial valuation of $875 million, with the potential for an additional earnout of $825 million, was a reasonable assessment for TMTG’s enterprise valuation in the Business Combination transaction. This analysis of Trading Comparables considered both the anticipated TMTG+ product and the launch of Truth Social in the short-term, and was based on the primary assumption that companies like Twitter, Facebook, Snapchat, Netflix, Roku, Peloton, and Spotify closely paralleled the expected business model and market segments of TMTG’s forthcoming offerings. This assessment relied on publicly available financial data from late 2020 and 2021. However, the reliability and usefulness of such methodology are inherently limited as a result of variances in company size, market maturity and the unpredictability of product offering success or trajectory. In addition, the dynamic nature of the technology and media sectors, which are prone to and have historically undergone significant and rapid changes, make valuation of companies in the space highly susceptible to change in response to market and consumer trends.

In late 2021, Digital World’s management also reviewed TMTG’s financial model and certain revenue projections for TMTG’s first product, Truth Social, including projections of total users, monetizable users, and average revenue per user, and a potential TMTG streaming service including total subscribers and pricing models. See “Risk Factors — Risks Related to TMTG’s Business — TMTG’s actual financial position and results of operations may differ materially from the expectation of TMTG’s management.”

• Experienced Management Team. The Digital World Board believes TMTG has a strong management team with significant experience.

• Lock-Up. Key stockholders of TMTG (including its executive officers) agreed to be subject to a six month lockup in respect of their New Digital World common stock, subject to certain customary exceptions, which would provide important stability to the leadership and governance of TMTG. In addition, the Amended Charter will contain lock-up restrictions as described herein.

• Other Alternatives. The Digital World Board believes, after a thorough review of other business combination opportunities reasonably available to Digital World, that the proposed Business Combination represents the best potential business combination for Digital World and the most attractive opportunity based upon the process utilized to evaluate and assess other potential acquisition targets. Given the potential number of users and accelerated adoption of Truth Social, as well as the additional business verticals in development, the Digital World Board believed TMTG offers its shareholders the most potential value when compared to other target candidates.

• Negotiated Transaction. The financial and other terms of the Merger Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between Digital World and TMTG.

The Digital World Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

• Macroeconomic Risks. Macroeconomic uncertainty, including the potential impact of the COVID-19 pandemic, and the effects it could have on TMTG’s revenues post-Closing.

• Business Plan May Not Be Achieved. The risk that TMTG may not be able to execute on the business plan, including but not limited to its rollout of Truth Social, and realize the financial performance as set forth in the financial model, in each case, presented to Digital World’s management team and board of directors.

• Redemption Risk. The potential that a significant number of Digital World stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to Digital World’s existing charter, which would potentially make the Business Combination more difficult or impossible to complete.

• Stockholder Vote. The risk that Digital World’s stockholders may fail to provide the respective votes necessary to effect the Business Combination.

• Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain Closing conditions that are not within Digital World’s control.

• Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

• Listing Risks. The challenges associated with preparing TMTG, a private entity, for the applicable disclosure and listing requirements to which TMTG will be subject as a publicly traded company on the Nasdaq.

• Benefits May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

• Liquidation of Digital World. The risks and costs to Digital World if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Digital World being unable to effect a business combination.

• Growth Initiatives May Not be Achieved. The risk that TMTG’s growth initiatives may not be fully achieved or may not be achieved within the expected timeframe.

• Board and Independent Committees. The risk that TMTG’s board of directors post-Closing and independent committees do not possess adequate skills set within the context of TMTG operating as a public company.

• Digital World Stockholders Receiving a Minority Position in TMTG. The risk that Digital World stockholders will hold a minority position in TMTG.

• Fees and Expenses. The fees and expenses associated with completing the Business Combination.

• Other Risk Factors. Various other risk factors associated with the business of TMTG, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

The Digital World Board concluded that the potential benefits expected to be achieved by Digital World and its stockholders resulting from the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, at the time of entry into the Merger Agreement, the Digital World Board determined that the Business Combination was advisable, fair to, and in the best interests of, Digital World and its shareholders.

Nevertheless, since the entry into the Merger Agreement in October 2021, TMTG’s business plan and financial model have changed and as a result, the prior financial model provided to the Digital World Board is not reflective of the future expected performance. While the Digital World Board previously approved the Business Combination, the Merger Agreement contemplates that during the pendency of the transaction TMTG will provide Digital World updated due diligence information regarding the financial condition of TMTG’s businesses and that following receipt and review of such due diligence information the Board could have, from October 31, 2023 through November 21, 2023, terminated the Merger Agreement if it no longer believed in good faith that the Business Combination was in the best interests of Digital World or its stockholders.

In December 2023, Digital World concluded its renewed due diligence with respect to TMTG’s business plan. The Digital World Board determined (i) that the Merger Agreement and the transactions contemplated thereby, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and (ii) to recommend that the Digital World stockholders adopt the Merger Agreement and approve the Business Combination and the other transactions contemplated by the Merger Agreement.

Given the duration of time between the initial execution of the Merger Agreement and the Second Amendment to the Agreement as well as the significant turnover on the Digital World Board since the Merger Agreement was first signed in 2021, during December 2023 in connection with exercising its fiduciary duties, the Board sought to refresh and complete its financial and business due diligence of TMTG, including with respect to the revised transaction terms contemplated by the Second Amendment to the Agreement. In reaching its determination and in support of its decision that the Business Combination and the other transactions contemplated by the Merger Agreement, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and its stockholders, the Digital World Board conducted a bring-down evaluation of TMTG’s business model, financial performance, growth opportunities and competitive positioning. As part of this evaluation process, the Digital World Board engaged Alvarez & Marsal as an independent advisor to assist in the preparation and review of a Comparable Company Analysis based on the firm’s experience with companies in the tech industry. Digital World did not have any material relationship with Alvarez & Marsal during the past two years.

The Comparable Company Analysis was based on certain publicly traded companies selected by Digital World’s management and the Digital World Board, with the assistance of Alvarez & Marsal, which included Meta,

X (formerly Twitter), Snapchat and Pinterest. However, while these companies may share certain characteristics that are similar to TMTG, the Digital World Board did not consider any of these companies to be identical in nature to TMTG, given its affiliation with former President Trump and unique market positioning, including purposeful differentiation from the current market offerings considered in its analysis.

The Comparable Company Analysis was only one element of a broader due diligence process conducted by the Digital World Board, and Alvarez & Marsal nor was engaged for, neither delivered a fairness opinion or other independent conclusion with respect to the terms of the Second Amendment to the Agreement. Through a series of interactive teleconferences during December 2023, Alvarez & Marsal discussed with Digital World’s management and the Digital World Board different frameworks of analysis that could be applied to companies that may share similar financial and growth characteristics with TMTG to serve as a resource and assist the Digital World Board in compiling its analysis.

Since TMTG did not provide the Digital World Board with TMTG’s updated financial projections in connection with the Digital World Board’s bring-down due diligence process, the Comparable Company Analysis was based on information that was publicly available, as well as necessary limited information supplied by TMTG to Alvarez & Marsal to assist the Digital World Board in making any required assumptions to develop its own forward-looking financial and growth assessment of TMTG relative to TMTG’s current business model, financial performance, growth opportunities and competitive positioning. The Digital World Board’s forward-looking financial and growth assessment of TMTG was constructed with the assistance of Alvarez & Marsal, primarily based on operational benchmarks of the comparable companies during a five year period, matching TMTG’s launch timeline of its social media platform, Truth Social (i.e., year one being each comparable company’s launch year of its offering comparable to Truth Social, with the exception of market capitalization and revenue multiple for which year one was such comparable company’s initial public offering). The benchmarks included monthly active users (“MAU”) (and related percentage growth (“MAU%”)), revenue (and related percentage growth), market cap growth (and related percentage growth) and revenue multiples. This information has inherent limitations because it required an estimation of MAUs (Monthly Active Users) and MAU%, monthly active user growth, to align with other comparable companies. However, TMTG has neither currently nor previously tracked such metrics as a key performance indicator (“KPI”). As a result, these estimations lack any historical trends and were based solely on DWAC’s management estimations, which utilized public data of the comparable companies mentioned above.

Across the peer set, this Comparable Company Analysis resulted in:

• monthly active user growth of 58.3%, 40.2%, 30.2% and 33.4% following year one, year two, year three and year four, respectively;

• revenue growth of 89.9%, 43.5%, 58.0% and 55.1% following year one, year two, year three and year four, respectively;

• market cap growth of 42.3%, 23.1%, 21.3% and 40.1% following year one, year two, year three and year four, respectively; and

• revenue multiples of 26.8x, 16.4x, 11.8x, 13.3x and 13.3x for years one through five sequentially.

Because TMTG’s indebtedness is anticipated to convert into equity or otherwise be extinguished in connection with closing of the Business Combination, the Digital World Board, in consultation with Alvarez & Marsal, decided that the use of a revenue multiple to determine total equity value of TMTG, as opposed to enterprise value, was the appropriate benchmark for its analysis.

The Digital World Board’s forward-looking financial and growth assessment of TMTG modeled two scenarios, in each case based on Digital World Board’s own internal analysis and growth rates from guideline public companies: (i) revenue for Truth Social for 2024 and 2025 and (ii) to reflect the possible addition of features to enhance the Truth Social user experience over time, revenue for 2025 and 2026, which assumed the 2025 launch of advanced digital video platform capabilities, including live streaming and related advertising as well as subscription revenue possibilities.

The Comparable Company Analysis implied that TMTG was generally valued in line with the comparable public companies based on a non-growth adjusted framework. Additionally the analysis implied that TMTG was generally valued at a discount to the comparable public companies based on its growth-adjusted framework.

As mentioned above, the Digital World Board placed only limited reliance upon the projective financial information included in the Comparative Company Analysis in connection with the broader bring-down due diligence, having noted that TMTG did not provide Digital World with complete financial information in connection with the bring-down due diligence process, the Digital World Board (in consultation with Alvarez & Marsal) implemented significant assumptions in order to develop its own forward-looking financial and growth assessment of TMTG, relative to TMTG’s current business model, financial performance, growth opportunities and competitive positioning, which may be subject to rapid changes, TMTG’s results are volatile and unpredictable and given its early stage it may be impractical to predict with certainty its success, the early stage of TMTG makes its business subject to potential significant changes that may be hard to predict or estimate, the Digital World Board did not consider any of the comparable companies to be identical in nature to TMTG given its affiliation with former U.S. President Trump and unique market positioning with purposeful differentiation from the current market offerings considered in its analysis, TMTG’s business is subject to risks and uncertainties frequently experienced by other early-stage, high growth companies that compete in rapidly changing industries, which make it particularly difficult to effectively and accurately plan for, forecast and model future growth and the comparable KPIs TMTG’s board used for the analysis are from the type the TMTG does not use or collect for KPI purposes and as such it has significant inherent limitations because it required an estimation of MAUs and MAU%, monthly active user growth, to align with other comparable companies. However, TMTG has neither currently nor previously tracked such metrics as a KPI. As a result, these estimations lack any historical trends and were based solely on Digital World’s management estimations, which utilized public data of the comparable companies mentioned above and may turn not to be relevant to TMTG.

Consequently, the valuation analyses conducted by the Digital World Board were not based upon projections provided by TMTG and, among other things, included meaningful assumptions related to, growth initiatives, the market size, commercial efforts, industry performance, assumptions of KPIs that may currently not, any may not be in the future, relevant to TMTG, general business and economic conditions and other matters, many of which are beyond the control of Digital World or TMTG. Since TMTG did not provide forecasting, any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of TMTG do not purport to be appraisals or reflect the prices at which TMTG’s equity may actually be valued or trade in the open market after the consummation of the Business Combination.

Accordingly, the assumptions and estimates used in, and the results derived from, the Comparable Company Analysis are inherently subject to substantial uncertainty. The discussed quantitative information, to the extent that it is based on market data, is not necessarily indicative of current market conditions.

Given TMTG’s differentiated positioning within the market, the Digital World Board’s analysis also gave significant consideration to industry reports and trends, its own updated due diligence regarding TMTG’s brand, potential growth prospects and user base, and the performance of TMTG’s current management team. See also “Information About TMTG — Company Growth Strategy.”

• Brand and Growth Prospects. In addition to the brand and growth prospects initially considered by the Digital World Board in 2021, the Digital World Board believes that the taking private transaction of Twitter (now known as X) created a market opportunity and strengthens the brand and growth prospects rationale discussed above. The Digital World Board continues to believe that TMTG, if properly capitalized, is very well positioned to grow a user base at an accelerated pace.

• Broad and Diverse User Base. The Digital World Board continues to believe that TMTG has a broad potential user base with demonstrated brand awareness, established brand loyalty and eagerness to seek out change, while making choices of where to spend their media dollars and attention. The Digital World Board continues to believe that TMTG management is continuing its efforts to increase TMTG’s brand appeal, which could materially widen the field of potential customers and users the media platform can attract, particularly in light of the global sociopolitical context.

• Due Diligence. The Digital World Board and management team engaged in a due diligence process with TMTG’s management team and Digital World’s legal advisors regarding its business and legal affairs. As a result of such renewed due diligence, the Digital World Board continues to believe that TMTG has assembled the elements necessary to create the foundation for a potentially very successful media and technology company.

• Financial Information and Comparable Company Analysis. In addition to the financial information and comparable company analysis initially considered by the Digital World Board in 2021, in late 2023, the Digital World Board sought to refresh and complete its financial and business due diligence of TMTG, including with respect to the revised transaction terms contemplated by the Second Amendment to the Agreement. In doing so, the Digital World Board engaged an independent advisor to assist management and the Digital World Board in evaluating Truth Social’s business model, financial performance, growth opportunities and competitive positioning. In conducting such financial and business due diligence, the Digital World Board considered, in part, the comparative analysis as discussed above, together with the aforementioned considerations.

• Experienced Management Team. The Digital World Board believes that TMTG continues to have a strong management team with significant experience and commitment to its growth strategy.

The analysis of the Digital World Board described above was not shared with TMTG, nor are any of the foregoing forward-looking statements attributable to TMTG. Additionally, none of TMTG, New Digital World or any other person assumes responsibility if future results are materially different from those discussed in the Comparable Company Analysis or broader bring-down due diligence process undertaken by the Digital World Board.

Roles of Digital World’s Placement Agent in the Negotiation and Execution of the PIPE

EF Hutton (representative to the underwriters in Digital World’s IPO), acted as placement agent and capital markets advisor in connection with the PIPE, pursuant to an agreement dated October 25, 2021. In connection with EF Hutton’s role as placement agent and capital market advisor of the PIPE, Digital World agreed to pay EF Hutton a fee ranging from 3.0% to 2.5% of the gross proceeds of the PIPE, depending on the final size of any such placement. As such, even though the PIPE has been terminated in full, pursuant to the terms of such engagement, Digital World has agreed to pay EF Hutton a fee equal to up to 2.5% of the gross proceeds of the Digital World Alternative Financing Notes. In addition, Digital World has agreed to indemnify EF Hutton for any legal proceedings related to the PIPE. Owing to the SEC investigation, TMTG anticipates reimbursing EF Hutton approximately $456,789. Additionally, EF Hutton is entitled to $10,062,500 of deferred compensation for its underwriting services in connection with the Digital World IPO. Other than disclosed herein, there has been no material relationship between Digital World or its affiliates and EF Hutton and its affiliates or unaffiliated representatives during the past two years, nor is any such relationship contemplated.

Satisfaction of 80% Test

It is a requirement under Nasdaq listing rules that any business acquired by Digital World have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination.

For illustrative purposes, the balance of the funds in the Trust Account as of February 8, 2024, was $312,083,428.12 (including $10,062,500 of the cash portion of the deferred underwriting commissions) and 80% thereof represents $249,666,742.50. In reaching its conclusion that the Business Combination satisfied the 80% asset test, the Board of Directors looked at the enterprise value of TMTG of approximately $875 million. In determining whether the enterprise value described above represents the fair market value of TMTG, our Board of Directors considered all of the factors described above in this section, and the fact that the purchase price for TMTG was the result of an arm’s length negotiation with TMTG management, among other reasons. As a result, our Board of Directors concluded that the fair market value of the businesses acquired was significantly in excess of 80% of the assets held in the Trust Account. In light of the financial background and experience of the members of Digital World’s management team and the Board of Directors, Digital World’s Board of Directors believes that the members of Digital World’s management team and the Board of Directors are qualified to determine whether the Business Combination satisfies the 80% asset test. Digital World’s Board of Directors has not obtained an opinion of an outside fairness or valuation advisor as to whether the 80% asset test has been satisfied.

Anticipated Accounting Treatment

Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Digital World will be treated as the acquired company and TMTG will be treated as the acquirer for financial statement reporting purposes. TMTG has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•

TMTG existing securityholders will have the greatest voting interest in the Combined Entity under the no Redemptions and maximum Redemptions scenarios with over 64.6% and 77.8% voting interest, respectively ((A) excluding the exercise of outstanding Warrants and the conversion of securities issued in the Post-IPO Financings and (B) assuming that no awards are issued under the Equity Incentive Plan;

•	the largest individual minority stockholder of the Combined Entity is an existing stockholder of TMTG;

•	TMTG’s directors will represent six out of seven board seats for the Combined Entity’s Board;

•	TMTG’s existing stockholders will have the ability to control decisions regarding election and removal of directors and officers of the Combined Entity;

•	TMTG’s senior management will be the senior management of the Combined Entity; and

•	TMTG operations will be the only continuing operations of the Combined Entity.

United States Federal Income Tax Considerations of the Redemption

The following is a discussion of the material U.S. federal income tax considerations for holders of our shares of Class A common stock that (i) hold New Digital World common stock following the adoption of the Amended Charter in connection with the Business Combination or (ii) elect to have their Class A common stock redeemed for cash if the Business Combination is completed. This discussion applies only to Class A common stock or New Digital World common stock, as applicable, that is held as a capital asset for U.S. federal income tax purposes. This discussion is limited to U.S. federal income tax considerations, and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

•	financial institutions or financial services entities;

•	broker dealers;

•	insurance companies;

•	dealers or traders in securities subject to a mark-to-market method of accounting with respect to shares of Class A common stock or New Digital World common stock;

•	persons subject to the “applicable financial statement” accounting rules under Section 451(b) of the Code;

•	persons holding Class A common stock or New Digital World common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. expatriates or former long-term residents of the United States;

•	governments or agencies or instrumentalities thereof;

•	regulated investment companies (“RICs”) or real estate investment trusts (“REITs”);

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons who received their shares of Class A common stock or New Digital World common stock as compensation;

•	partnerships or other pass-through entities for U.S. federal income tax purposes; and

•	tax-exempt entities.

If you are a partnership (or other pass-through entity) for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners (or other owners) will generally depend on the status of the partners and your activities. Partnerships and their partners (or other owners) should consult their tax advisors with respect to the consequences to them under the circumstances described herein.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. No assurance can be given that the U.S. Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a contrary position. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes). You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, Nelson Mullins Riley & Scarborough LLP will deliver an opinion that the statements under this section titled “The Business Combination Proposal (Proposal 1) — United States Federal Income Tax Considerations of the Redemption,” (including the statements under the sub-section titled “The Business Combination Proposal (Proposal 1) — United States Federal Income Tax Considerations of the Redemption — Tax Consequences of the Business Combination for Holders Who Do Not Elect to Redeem”) constitute the opinion of Nelson Mullins Riley & Scarborough LLP. In rendering its opinion, counsel assumes that the statements and facts concerning the Business Combination set forth in this proxy statement/prospectus and in the Merger Agreement, are true and accurate in all respects, and that the Business Combination will be completed in accordance with this proxy statement/prospectus and the Merger Agreement. Counsel’s opinion also assumes the truth and accuracy of certain representations and covenants as to factual matters made by Digital World, TMTG and Merger Sub in tax representation letters provided to counsel. In addition, counsel bases its tax opinion on the law in effect on the date of the opinion and assumes that there will be no change in applicable law between such date and the time of the Business Combination. If any of these assumptions is inaccurate, the tax consequences of the Merger could differ from those described in this proxy statement/prospectus.

We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

Adoption of the Amended Charter

Holders of Class A common stock are not expected to recognize any income, gain or loss under U.S. federal income tax laws as a result of the adoption of the Amended Charter in connection with the Business Combination. It is expected that each such holder would have the same basis in its New Digital World common stock after the adoption of the Amended Charter as that holder has in the corresponding Class A common stock immediately prior to the adoption of the Amended Charter and such holder’s holding period in the New Digital World common stock would include the holder’s holding period in the corresponding Class A common stock. Although the matter is not entirely clear, these consequences to the holders assume, and we intend to take the position, that the adoption of the Amended Charter does not result in an exchange by the holders of Class A common stock for New Digital World common stock for U.S. federal income tax purposes. If contrary to this characterization, the adoption of the Amended Charter does result in an exchange, it is expected that such exchange would be treated as a recapitalization for U.S. federal income tax purposes. The consequences to holders of a recapitalization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Amended Charter in connection with the Business Combination.

The remainder of this discussion assumes that the adoption of the Amended Charter will not result in an exchange for U.S. federal income tax purposes.

Tax Consequences of the Business Combination for Holders Who Do Not Elect to Redeem

If you do not elect to have your Class A common stock redeemed for cash, then you will not have a sale, taxable exchange or taxable Redemption of such Class A common stock as described below and you will recognize no taxable gain or loss as a result of the consummation of the Business Combination. In addition, we will not recognize any taxable gain or loss as a result of the consummation of the Business Combination.

Redemption of Class A Common Stock

In the event that a holder’s shares of Class A common stock are redeemed pursuant to the Redemption provisions described in this proxy statement/prospectus under the section entitled “Special Meeting of Digital World Stockholders — Redemption Rights,” the treatment of the Redemption for U.S. federal income tax purposes will depend on whether the Redemption qualifies as a sale or other exchange of shares of Class A common stock under Section 302 of the Code. If the Redemption qualifies as a sale of shares of Class A common stock, a U.S. holder will be treated as described below under the section entitled “— U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A common stock,” and a Non-U.S. holder will be treated as described under the section entitled “— Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A common stock.” If the Redemption does not qualify as a sale of shares of Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “— U.S. Holders — Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described below under the section entitled “— Non-U.S. Holder — Taxation of Distributions.”

Whether a Redemption of shares of Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the Redemption (including any stock constructively owned by the holder as a result of owning Placement Warrants or Public Warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the

Business Combination) relative to all of our shares outstanding both before and after the Redemption. The Redemption of Class A common stock generally will be treated as a sale of Class A common stock (rather than as a corporate distribution) if the Redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a Redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Class A common stock which could be acquired pursuant to the exercise of the Placement Warrants or the Public Warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the Redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the Redemption of shares of Class A common stock must, among other requirements, be less than 80 percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the Redemption (taking into account both Redemptions by other holders of Class A common stock and the Class A common stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the holder are redeemed or (ii) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock.

The Redemption of Class A common stock will not be essentially equivalent to a dividend if the Redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the Redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the Redemption of shares of Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section entitled “U.S. Holders — Taxation of Distributions,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its Warrants or possibly in other stock constructively owned by it. A holder should consult with its own tax advisors as to the tax consequences of a Redemption.

U.S. Holders

This section applies to you if you are a U.S. holder. For purposes of this discussion, a “U.S. holder” is a beneficial owner of our shares of Class A common stock who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation purposes regardless of its source; or

•

an entity treated as a trust for U.S. federal income tax purposes if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a U.S. person.

Taxation of Distributions. If our Redemption of a U.S. holder’s shares of Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Class A common stock,” such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described below under the section entitled “— Redemption of Class A common stock — U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A common stock.”

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the Redemption Rights with respect to the Class A common stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A common stock. If our Redemption of a U.S. holder’s shares of Class A common stock is treated as a sale, taxable exchange or other taxable disposition, as discussed above under the section entitled “— Redemption of Class A common stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash and the U.S. holder’s adjusted tax basis in the shares of Class A common stock redeemed. A U.S. holder’s adjusted tax basis in its Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Class A common stock so disposed of exceeds one year. Long-term capital gains recognized by noncorporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of Class A common stock (shares of Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Non-U.S. Holders

This section applies to you if you are a Non-U.S. holder. A “Non-U.S. holder” is a beneficial owner of our Class A common stock who, or that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•	a foreign corporation; or

•	an estate or trust that is not a U.S. holder.

Taxation of Distributions. If our Redemption of a Non-U.S. holder’s shares of Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Class A common stock,” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30 percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our Class A common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Class A common stock, which will be treated as described below under the section entitled “— Redemption of Class A common stock — Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A common stock.”

It may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s Redemption will be treated as a sale of shares or a distribution constituting a dividend, and such determination will depend in part on a Non-U.S. holder’s particular circumstances, therefore we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Accordingly, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in Redemption of such Non-U.S. holder’s shares of Class A common stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section titled “— Redemption of Class A common stock”). There can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, the Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

The withholding tax described in the preceding paragraph does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30 percent (30%) (or a lower applicable income tax treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A common stock. If our Redemption of a U.S. holder’s shares of Class A common stock is treated as a sale or other taxable disposition, as discussed above under the section entitled “— Redemption of Class A common stock,” a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of the Redemption, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•	such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our Class A common stock and, in the circumstance in which shares of our Class A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our Class A common stock at any time within the shorter of the five-year period preceding the Redemption or such Non-U.S. holder’s holding period for the shares of our Class A common stock. There can be no assurance that our Class A common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30 percent (30%) rate (or lower income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the Redemption) at a tax rate of 30 percent (30%).

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in the Redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such Redemption. We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A common stock and proceeds from the sale, taxable exchange or taxable Redemption of our Class A common stock may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Amounts treated as dividends that are paid to a Non-U.S. holder are generally subject to reporting on IRS Form 1042-S even if the payments are exempt from withholding. A Non-U.S. holder generally will eliminate any other requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30 percent (30%) on payments of dividends (including amounts treated as dividends received pursuant to a Redemption of stock) on our Class A common stock. Previously, withholding with respect to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest was scheduled to begin on January 1, 2019; however, such withholding has been eliminated under proposed U.S. Treasury Regulations, which can be relied on until final regulations become effective. In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on a Redemption of Class A common stock.

Material Differences in Stockholder Rights

A summary of the material differences between the current rights of TMTG securityholders under TMTG’s certificate of incorporation and bylaws, each as amended to the date of this proxy statement/prospectus, and the rights of Digital World stockholders, post-Closing, under the Amended Charter and the anticipated bylaws of the Combined Entity, is set forth under the section titled “Comparison of Stockholder Rights.”

Vote Required for Approval

The Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if the holders, as of the Record Date, of (A) a majority of the votes cast of Class A common stock and Class B common stock, voting together as a single class, entitled to vote thereon at the Digital World Special Meeting vote “FOR” the Business Combination Proposal, the Incentive Plan Proposal and the Nasdaq Proposal, (B) a majority of the then issued and outstanding shares of Class A common stock and Class B common stock, voting together as a single class vote “FOR” the Charter Amendment Proposals, and (C) a plurality of the shares of Digital World common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Digital World Special Meeting vote “FOR” the Director Election Proposal. Failure to vote by proxy or to vote in person at the Digital World Special Meeting, abstentions and broker non-votes will have no effect on the Business Combination Proposal.

The Sponsor, directors, officers and the anchor investors of Digital World have agreed to vote any Founder Shares and Placement Shares they may hold, as applicable, in favor of the Business Combination, including the Business Combination Proposal and the other Proposals. The Sponsor and all of our current and former directors and officers are expected to vote any Digital World common stock over which they have voting control (including any Public Shares owned by them) in favor of the Business Combination and the other Proposals. Currently, our Sponsor and certain current and former officers and directors own approximately 3.8% of our issued and outstanding shares of Class A common stock, and 76.5% of our issued and outstanding Founder Shares (including 5,497,500 Founder Shares and 1,133,484 Placement Units). Our Sponsor and current directors and officers do not intend to purchase shares of Digital World Class A common stock in the open market or in privately negotiated transactions in connection with the stockholder vote on the Business Combination.

Recommendation of the Digital World Board

DIGITAL WORLD BOARD UNANIMOUSLY RECOMMENDS THAT

DIGITAL WORLD STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of Digital World’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Digital World and its stockholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, Digital World’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “The Business Combination Proposal (Proposal 1) — Interests of Digital World’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

THE CHARTER AMENDMENT PROPOSALS (PROPOSALS 2 THROUGH 6)

The following sets forth a summary of the principal changes proposed to be made between the existing Digital World Charter and the proposed Amended Charter. This summary is qualified by reference to the complete text of the proposed Amended Charter, a copy of which is attached as Annex B. All Digital World stockholders and other interested parties are encouraged to read the proposed Amended Charter in its entirety for a more complete description of its terms.

Name Change (Proposal 2). The name of New Digital World shall be changed from “Digital World Acquisition Corp.” to “Trump Media & Technology Group Corp.”

Board Structure and Composition (Proposal 3). To provide for the size and structure of the post-Closing Board, split into three classes of as even size as practicable, Classes I, II, and III, each to serve a term of three (3) years, except for the initial term, for which the Class I directors will be up for reelection at the first annual meeting of stockholders occurring after the Closing, for which the Class II directors will be up for reelection at the second annual meeting of stockholders occurring after the Closing and for which the Class III directors will be up for reelection at the third annual meeting of stockholders occurring after the Closing. Directors will not be able to be removed during their term except for cause, and then only by the affirmative vote of only by the affirmative vote of the holders of not less than two thirds (2/3) of the outstanding shares of capital stock then entitled to vote at an election of directors. The size of the Board shall be determined by resolution of the Board but will initially be seven (7). The existing Digital World Charter currently provides that the size of the Board shall be determined by resolution of the Board.

Amendment of Blank Check Provisions (Proposal 4). To remove and change certain provisions in the Digital World Charter related to Digital World’s status as a special purpose acquisition company, including but not limited to the deletion of Article IX of the Digital World Charter in its entirety.

The Authorized Share Charter Amendment (Proposal 5). The principal purpose of this proposal is to provide for an authorized capital structure of New Digital World that will enable it to continue as an operating company governed by the DGCL and provide adequate authorized share capital to, among other things accommodate the issuance of any shares in connection with (i) the Business Combination, (ii) the conversion of securities issued in Post-IPO Financings, (iii) the exercise of any Warrants, (iv) the conversion of TMTG Convertible Notes immediately prior to the Effective Time in connection with the Closing, (v) the Equity Incentive Plan, and (vi) to provide flexibility, for any future issuances of shares of New Digital World common stock if determined by the New Digital World Board to be in the best interests of New Digital World after the consummation of the Business Combination without incurring the risk, delay and potential expense incident to obtaining stockholder approval to increase the authorized share capital

The Board believes that it is important for New Digital World to have available for issuance a number of authorized shares of common stock sufficient to support its growth and to provide flexibility for future corporate needs (including, if needed, for employee compensation, financings and/or acquisitions).

Amendment and Restatement of the Digital World Charter (Proposal 6). The existing Digital World Charter will be amended and restated in its entirety with the Amended Charter. Conditioned on the approval of Proposals 2 through 5, Proposal 6 provides approval for the proposed Amended Charter, which includes approval of all other changes in the proposed Amended Charter in connection with replacing the existing Digital World Charter with the proposed Amended Charter as of the Effective Time.

Why We Are Seeking Stockholder Approval

The Merger Agreement requires these amendments to the Charter as a condition to the parties’ obligation to consummate the Business Combination.

Effect of Proposal

If approved, (i) the name of Digital World shall be changed to “Trump Media & Technology Group Corp.”, (ii) the Board will be divided into three classes as described in more detail under “Management After the Business Combination,” (iii) Article IX of the Digital World Charter will be removed in its entirety and (iv) the existing Digital World Charter will be amended and replaced with the Amended Charter.

Vote Required for Approval

The Business Combination Proposal, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal are conditioned on the approval of the Charter Amendment Proposals at the Digital World Special Meeting.

The Charter Amendment Proposals will be approved and adopted only if the holders, as of the Record Date, of a majority of the then issued and outstanding shares of Class A common stock and Class B common stock, voting together as a single class vote “FOR” the Charter Amendment Proposals and each of the Business Combination Proposal, the Director Election Proposal, the Incentive Plan Proposal and the Nasdaq Proposal are approved at the Digital World Special Meeting. Failure to vote by proxy or to vote in person at the Digital World Special Meeting, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Charter Amendment Proposals.

Recommendation of the Digital World Board

DIGITAL WORLD BOARD UNANIMOUSLY RECOMMENDS THAT DIGITAL WORLD STOCKHOLDERS VOTE “FOR” APPROVAL OF EACH OF THE CHARTER AMENDMENT PROPOSALS.

The existence of financial and personal interests of one or more of Digital World’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Digital World and its stockholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, Digital World’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “The Business Combination Proposal (Proposal 1) — Interests of Digital World’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

THE DIRECTOR ELECTION PROPOSAL (PROPOSAL 7)

Overview

Pursuant to the Merger Agreement, Digital World has agreed to take all necessary action, including causing the directors of Digital World to resign, so that effective at the Closing, the entire board of directors of the Combined Entity will consist of seven individuals. The directors will be classified into three classes, with each director holding office for a three-year term or until the next annual meeting of stockholders at which such director’s class is up for election and where his or her successor is elected and qualified.

Digital World is proposing the election by stockholders of the following seven (7) individuals, who will take office immediately following the Closing and who will constitute all the members of the board of directors of the Combined Entity: (i) Kashyap “Kash” Patel and W. Kyle Green as Class I directors, (ii) Linda McMahon and Donald J. Trump, Jr. as Class II directors, and (iii) Eric Swider, Devin Nunes and Robert Lighhizer as Class III directors.

If elected, the Class I directors will serve until the first annual meeting of stockholders of the Combined Entity to be held following the date of Closing; the Class II directors will serve until the second annual meeting of stockholders of the Combined Entity following the date of Closing; and the Class III directors will serve until the third annual meeting of stockholders of the Combined Entity to be held following the date of Closing. Each of W. Kyle Green, Robert Lighthizer, and Linda McMahon is expected to qualify as an independent director under Nasdaq listing standards.

There are no family relationships among any of the Company’s directors and executive officers. Subject to other provisions in the Amended Charter, the number of directors that constitutes the entire board of directors of the Combined Entity will be fixed solely by resolution of its board of directors. Each director of the Combined Entity will hold office until the expiration of the term for which he or she is elected and until his or her successor has been duly elected and qualified or until his or her earlier resignation, death, disqualification or removal.

Subject to the rights of holders of any series of preferred stock with respect to the election of directors for so long as the board of directors of the Combined Entity is classified, a director may be removed from office by the stockholders of the Combined Entity only for cause. Vacancies occurring on the board of directors of the Combined Entity for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the board of directors of the Combined Entity, although less than a quorum, or by a sole remaining director, and not by stockholders of the Combined Entity. A person so elected by the board of directors of the Combined Entity to fill a vacancy or newly created directorship will hold office until the next election of the class for which such director has been chosen and until his or her successor has been duly elected and qualified.

If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented at the Digital World Special Meeting. The appointments of directors resulting from the election will only become effective if the Business Combination is completed.

The Board knows of no reason why any of the nominees will be unavailable or decline to serve as a director. The information presented below is as of the Record Date and is based in part on information furnished by the nominees and in part from Digital World’s and TMTG’s records.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that Kashyap “Kash” Patel and W. Kyle Green be appointed as directors of the Company to serve until the 2024 annual meeting of stockholders, Linda McMahon and Donald J. Trump, Jr. be appointed as directors of the Company to serve until the 2025 annual meeting of stockholders, and Eric Swider, Devin Nunes and Robert Lighthizer be appointed as directors of the Company to serve until the 2026 annual meeting of stockholders.”

Vote Required for Approval

The approval of the Director Election Proposal requires a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. This means that the seven director nominees who receive the highest number of shares voted “FOR” their election are elected.

Failure to vote by proxy or to vote in person at the Digital World Special Meeting, “WITHHOLD” votes and broker non-votes will have no effect on the Director Election Proposal.

Recommendation of the Digital World Board

DIGITAL WORLD BOARD UNANIMOUSLY RECOMMENDS THAT DIGITAL WORLD STOCKHOLDERS VOTE “FOR” THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of Digital World’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Digital World and its stockholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, Digital World’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “The Business Combination Proposal (Proposal 1) — Interests of Digital World’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

THE INCENTIVE PLAN PROPOSAL (PROPOSAL 8)

Overview

The Incentive Plan Proposal — to consider and vote upon a proposal to approve and adopt the Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex C (such proposal, the “Incentive Plan Proposal”).

A total number of shares representing 7.5% of the fully diluted, and as converted, outstanding shares of New Digital World common stock immediately following the Closing of the Merger, taking into account any additional shares that may be issued pursuant to the Earnout Shares, will be reserved for issuance under the Equity Incentive Plan. As of February 9, 2024, the closing price on Nasdaq per share of common stock of Digital World was $47.03. Based upon a price per share of $47.03, the maximum aggregate market value of the common stock of the Combined Entity that could potentially be issued under the Equity Incentive Plan is $723,025,910.51. The TMTG Board plans to approve the Equity Incentive Plan prior to Closing, subject to approval by Digital World’s stockholders. If the Equity Incentive Plan is approved by Digital World stockholders, then the Equity Incentive Plan will be effective upon the consummation of the Business Combination.

The following is a summary of the material features of the Equity Incentive Plan. This summary is qualified in its entirety by the full text of the Equity Incentive Plan, a copy of which is included as Annex C to this proxy statement/prospectus.

Purpose of the Equity Incentive Plan

The purpose of the Equity Incentive Plan is to promote the long-term success of the Combined Entity and the creation of shareholder value by (a) encouraging service providers to focus on critical long-range corporate objectives, (b) encouraging the attraction and retention of service providers with exceptional qualifications, and (c) linking service providers directly to shareholder interests through increased equity ownership.

Consequences if the Equity Incentive Plan Proposal is Not Approved

If the Equity Incentive Plan Proposal is not approved by the stockholders, the Equity Incentive Plan will not become effective. Additionally, TMTG believes the Combined Entity’s ability to recruit, retain and incentivize top talent will be adversely affected if the Equity Incentive Plan Proposal is not approved.

Summary of the Equity Incentive Plan

The Equity Incentive Plan will be adopted by the Board prior to the Closing, subject to DWAC stockholder approval, and will become effective upon the date immediately prior to the Closing (the “Equity Incentive Plan Effective Date”).

Pursuant to the Merger Agreement, TMTG will reserve 7.5% of the fully diluted, and as converted, outstanding shares of New Digital World common stock immediately following the Closing of the Merger for issuance to officers, directors, employees, consultants, and advisors of New Digital World pursuant to an equity incentive plan, which will be duly adopted by the TMTG board of directors and approved by the TMTG stockholders. Equity Incentive Plan will be adopted in connection with the Business Combination.

This section summarizes certain principal features of the Equity Incentive Plan, which may be subject to change. The summary is qualified in its entirety by reference to the complete text of the Equity Incentive Plan.

Awards

The Equity Incentive Plan allows the Combined Entity to make equity and equity-based incentive awards to officers, employees, directors, consultants, and advisors. The Board anticipates that providing such persons with a direct stake in the Combined Entity will assure a closer alignment of the interests of such individuals with those of the Combined Entity and its stockholders, thereby stimulating their efforts on the Combined Entity’s behalf and strengthening their desire to remain with the Combined Entity.

The Equity Incentive Plan will provide for the grant of Non-Qualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Performance Compensation Awards. No determination has been made as to the types or amounts of awards that will be granted to certain individuals pursuant to the Equity Incentive Plan. All awards will be set forth in an award agreement which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations.

A brief description of each award type follows.

•	Non-Qualified Stock Options or “NQSO” means the right to purchase shares pursuant to terms and conditions that are not intended to be, or do not qualify as, an Incentive Stock Options;

•

Incentive Stock Options or “ISO” means the right to purchase shares pursuant terms and conditions that are intended to qualify as, and that satisfy the requirements applicable to, an incentive equity option within the meaning of Code Section 422 of the United States Internal Revenue Code of 1986, as amended;

•	Stock Appreciation Rights or “SAR” means a right, designated as an SAR, to receive the appreciation in the fair market value of shares;

•	Restricted Stock means an award of shares subject to vesting conditions;

•	Restricted Stock Units or “RSUs” shall mean a right to receive shares or cash upon vesting; and

•	Performance Compensation Awards means an award granted to a participant that entitles the participant to delivery of shares upon achievement of performance goals.

It is expected that 7.5% of the fully diluted, and as converted, outstanding shares of New Digital World common stock immediately following the Closing, taking into account any additional shares that may be issued pursuant to the Earnout Shares, will be initially reserved for the issuance of awards under the Equity Incentive Plan (the “Initial Limit”). The Initial Limit is subject to adjustment in the event of a reorganization, recapitalization, reclassification, stock split, stock dividend, reverse stock split or other similar change in the Combined Entity’s capitalization. The maximum aggregate number of shares of common stock of the Combined Entity that may be issued upon exercise of incentive stock options under the Equity Incentive Plan shall not exceed the Initial Limit, as adjusted. Shares underlying any awards under the Equity Incentive Plan that are forfeited, cancelled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, satisfied without the issuance of stock or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the Equity Incentive Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares that may be issued as incentive stock options.

The Equity Incentive Plan contains a limitation whereby the value of all awards under the Equity Incentive Plan and all other cash compensation paid by the Combined Entity to any non-employee director may not exceed $750,000 in any calendar year.

The Equity Incentive Plan will be administered by the compensation committee of the Combined Entity’s Board, the Combined Entity’s Board or such other similar committee pursuant to the terms of the Equity Incentive Plan. The plan administrator, which initially will be the compensation committee of the Combined Entity’s Board, will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Equity Incentive Plan. The plan administrator may delegate to a committee consisting of one or more officers of the Combined Entity, including the Chief Executive Officer of the Combined Entity, the authority to awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not members of the delegated committee, subject to certain limitations and guidelines.

Persons eligible to participate in the Equity Incentive Plan will be officers, employees, non-employee directors, consultants, and advisors of the Combined Entity and its subsidiaries as selected from time to time by the plan administrator in its discretion. As of the date of this proxy statement/prospectus, approximately 45 individuals will be eligible to participate in the Equity Incentive Plan, which includes approximately 6 officers, 31 employees who are not officers, 6 non-employee directors, and 2 consultants/independent contractors.

The Equity Incentive Plan permits the granting of both options to purchase common stock of the Combined Entity intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the Equity Incentive Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Combined Entity and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive awards under the Equity Incentive Plan. The option exercise price of each option will be determined by the plan administrator but generally may not be less than 100% of the fair market value of the common stock of the Combined Entity on the date of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. The term of each option will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the plan administrator or by delivery (or attestation to the ownership) of shares of common stock of the Combined Entity that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law, the exercise price may also be delivered by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the plan administrator may permit non-qualified options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

The plan administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock of the Combined Entity, or cash, equal to the value of the appreciation in the Combined Entity’s stock price over the exercise price. The exercise price generally may not be less than 100% of the fair market value of common stock of the Combined Entity on the date of grant. The term of each stock appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each stock appreciation right may be exercised, including the ability to accelerate the vesting of such stock appreciation rights.

The plan administrator may award restricted shares of common stock of the Combined Entity and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with the Combined Entity through a specified vesting period. The plan administrator may also grant shares of common stock of the Combined Entity that are free from any restrictions under the Equity Incentive Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. The plan administrator may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock of the Combined Entity.

The plan administrator may grant cash-based awards under the Equity Incentive Plan to participants, subject to the achievement of certain performance goals, including continued employment with the Combined Entity.

The Equity Incentive Plan requires the plan administrator to make appropriate adjustments to the number of shares of common stock that are subject to the Equity Incentive Plan, to certain limits in the Equity Incentive Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

Except as set forth in a stock award agreement issued under the Equity Incentive Plan, in the event of (i) a transfer of all or substantially all of the Combined Entity’s assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of the Combined Entity with or into another corporation, entity or person, or (iii) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner directly or indirectly, of more than 50% of Combined Entity’s then outstanding capital stock, each outstanding stock award (vested or unvested) will be treated as the plan administrator determines, which may include (a) Combined Entity’s continuation of such outstanding stock awards (if Combined Entity is the surviving corporation); (b) the assumption of such outstanding stock awards by the surviving corporation or its parent; (c) the substitution by the surviving corporation or its parent of new stock options or other equity awards for such stock awards; (d) the cancellation of such stock awards in exchange for a payment to the participants equal to the excess of (1) the fair market value of the shares subject to such stock awards as of the closing date of such corporate transaction over (2) the exercise price or purchase price paid or to be paid (if any) for the shares subject to the stock awards (which payment may be subject to the same conditions that apply to the consideration that will be paid to holders of shares in connection with the transaction, subject to applicable law); or (e) the opportunity for participants to exercise the stock options prior to the occurrence of the corporate transaction and the termination (for no consideration) upon the consummation of such corporate transaction of any stock options not exercised prior thereto.

The Equity Incentive Plan provides that a stock award may be subject to additional acceleration of vesting and exercisability upon or after a “Change in Control” (as defined in the Equity Incentive Plan) as may be provided in the award agreement for such stock award or as may be provided in any other written agreement between the Combined Entity or any affiliate and the participant, but in the absence of such provision, no such acceleration will occur.

Participants in the Equity Incentive Plan are responsible for the payment of any federal, state or local taxes that the Combined Entity or its subsidiaries are required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. The plan administrator may cause any tax withholding obligation of the Combined Entity or its subsidiaries to be satisfied, in whole or in part, by the applicable entity withholding from shares of common stock of the Combined Entity to be issued pursuant to an award shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any tax withholding obligation of the Combined Entity or its subsidiaries to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to the Combined Entity or its subsidiaries in an amount that would satisfy the withholding amount due.

The Equity Incentive Plan generally does not allow for the transfer or assignment of awards, other than by will or by the laws of descent and distribution or pursuant to a domestic relations order; however, the plan administrator may permit the transfer of non-qualified stock options by gift to an immediate family member, to trusts for the benefit of family members, or to partnerships in which such family members are the only partners.

The plan administrator may amend or discontinue the Equity Incentive Plan and the plan administrator may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent. Certain amendments to the Equity Incentive Plan will require the approval of the Combined Entity’s stockholders. Generally, without shareholder approval, (i) no amendment or modification of the Equity Incentive Plan may reduce the exercise price of any stock option or the strike price of any stock appreciation right, (ii) the plan administrator may not cancel any outstanding stock option or stock appreciation right where the fair market value of the common stock underlying such stock option or stock appreciation right is less than its exercise price and replace it with a new option or stock appreciation right, another award or cash and (iii) the plan administrator may not take any other action that is considered a “repricing” for purposes of the shareholder approval rules of the applicable securities exchange.

All stock awards granted under the Equity Incentive Plan will be subject to recoupment in accordance with any clawback policy that Combined Entity is required to adopt pursuant to the listing standards of any national securities exchange or association on which Combined Entity securities are listed or as is otherwise required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Combined Entity board may impose such other clawback, recovery or recoupment provisions in a stock award agreement as the Combined Entity board determines necessary or appropriate. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with Combined Entity.

No awards may be granted under the Equity Incentive Plan after the date that is ten years from the Equity Incentive Plan Effective Date. No awards under the Equity Incentive Plan have been made prior to the date of this proxy statement/prospectus.

Form S-8

Following the consummation of the Business Combination, when permitted by SEC rules, we intend to file with the SEC a registration statement on Form S-8 covering the common stock of the Combined Entity issuable under the Equity Incentive Plan.

Certain United States Federal Income Tax Aspects

The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the Equity Incentive Plan. It does not describe all federal tax consequences under the Equity Incentive Plan, nor does it describe state or local tax consequences.

Incentive Stock Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of the New Digital World common stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) neither the Combined Entity nor its subsidiaries will be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of the New Digital World common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of the New Digital World common stock at exercise (or, if less, the amount realized on a sale of such shares of the New Digital World common stock) over the option price thereof, and (ii) the Combined Entity or its subsidiaries will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of the New Digital World common stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

No income is generally realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of the New Digital World common stock on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of the New Digital World common stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of the New Digital World common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

For all other awards under the Equity Incentive Plan, either the Combined Entity or its subsidiaries generally will be entitled to a tax deduction in connection with other awards under the Equity Incentive Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for deferred settlement.

The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to either the Combined Entity or its subsidiaries, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

New Plan Benefits

No awards have been previously granted under the Equity Incentive Plan and no awards have been granted that are contingent on stockholder approval of the Equity Incentive Plan. The awards that are to be granted to any participant or group of participants are indeterminable as of the date of this proxy statement/prospectus because participation and the types of awards that may be granted under the Equity Incentive Plan are subject to the discretion of the plan administrator. Consequently, no new plan benefits table is included in this proxy statement/prospectus.

Vote Required for Approval

The approval of the Incentive Plan Proposal requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders, as of the Record Date, of a majority of the votes cast of Class A common stock and Class B common stock, voting together as a single class, entitled to vote thereon at the Digital World Special Meeting. Failure to vote by proxy or to vote in person at the Digital World Special Meeting, abstentions and broker non-votes will have no effect on the outcome of the vote on the Incentive Plan Proposal.

This proposal is conditioned on the approval of the Business Combination Proposal, and each other Required Proposal at the Digital World Special Meeting.

Recommendation of the Digital World Board

DIGITAL WORLD BOARD UNANIMOUSLY RECOMMENDS THAT DIGITAL WORLD STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of Digital World’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Digital World and its stockholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, Digital World’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “The Business Combination Proposal (Proposal 1) — Interests of Digital World’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

THE NASDAQ PROPOSAL (PROPOSAL 9)

Overview

Digital World is proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635 (b) and (d). Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control. Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

On February 7, 2024, Digital World entered into warrant subscription agreements with certain institutional investors for the issuance of the Digital World Alternative Warrants in settlement of the terminated PIPE Investment and on February 8, 2024, Digital World entered into a subscription agreement with certain institutional investors for the issuance of the Digital World Alternative Financing Notes, issuing $10,000,000 in Digital World Alternative Financing Notes to such institutional investors. Digital World expects to issue the remaining up to $40,000,000 of such Digital World Alternative Financing Notes concurrently with the Closing. The holders of the Digital World Convertible Notes, the Digital World Alternative Financing Notes and the Digital World Alternative Warrants have registration rights pursuant to the terms of the Registration Rights Agreement on the underlying New Digital World common stock and Post-IPO Warrants issuable upon conversion or exercise of such instruments, as applicable.

Upon the consummation of the Business Combination, in addition to the up to 127,500,000 newly issued shares of New Digital World common stock to be issued as consideration to the TMTG stockholders in the Business Combination, subsequent to the consummation of the Business Combination the following number of shares may also become issuable (i) up to 7,968,395 shares of New Digital World common stock in connection with the conversion of any Digital World Convertible Notes and Digital World Alternative Financing Notes entered into prior to the consummation of the Business Combination, (ii) up to 6,552,134 shares of New Digital World common stock in connection with the exercise of Post-IPO Warrants, (iii) up to 8,369,508 shares of New Digital World common stock issuable upon conversion of outstanding TMTG Convertible Notes immediately prior to the Effective Time in connection with the Closing and (iv) New Digital World common stock equal to 7.5% of the fully diluted, and as converted, amount of New Digital World common stock to be outstanding immediately following consummation of the Business Combination under the Equity Incentive Plan.

If the Nasdaq Proposal is adopted, based on TMTG’s unaudited condensed consolidated financial statements as of September 30, 2023, and, accordingly, 87.5 million shares of New Digital World common stock are issued to the TMTG securityholders as consideration in the Business Combination, it is anticipated that holders of TMTG securities will hold 64.6% of the outstanding shares of New Digital World common stock immediately following Closing. These percentages (A) exclude the exercise of outstanding Warrants and the conversion of securities issued in the Post-IPO Financings and (B) assume that (i) there are no Redemptions of any shares by Digital World’s Public Stockholders in connection with the Business Combination and (ii) no awards are issued under the Equity Incentive Plan.

Vote Required for Approval

The approval of the Nasdaq Proposal requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders, as of the Record Date, of a majority of the votes cast of Class A common stock and Class B common stock, voting together as a single class, entitled to vote thereon at the Digital World Special Meeting. Failure to vote by proxy or to vote online at the Digital World Special Meeting or an abstention from voting will have no effect on the outcome of the vote on the Nasdaq Proposal.

This proposal is conditioned on the approval of the Business Combination Proposal and each other Required Proposal at the Digital World Special Meeting.

Recommendation of the Digital World Board

DIGITAL WORLD BOARD UNANIMOUSLY RECOMMENDS THAT DIGITAL WORLD STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

The existence of financial and personal interests of one or more of Digital World’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Digital World and its stockholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, Digital World’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “The Business Combination Proposal (Proposal 1) — Interests of Digital World’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

THE ADJOURNMENT PROPOSAL (PROPOSAL 10)

Overview

The Adjournment Proposal, if adopted, will allow Digital World Board to adjourn the Digital World Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to Digital World’s stockholders in the event that based upon the tabulated vote at the time of the Digital World Special Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Charter Amendment Proposals, the Business Combination Proposal, the Director Election Proposal, the Incentive Plan Proposal or the Nasdaq Proposal. In no event will Digital World Board adjourn the Digital World Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Digital World Charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Digital World’s stockholders, Digital World Board may not be able to adjourn the Digital World Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other Required Proposals.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Digital World Special Meeting. Abstentions will have no effect on this proposal.

Recommendation of the Digital World Board

DIGITAL WORLD BOARD UNANIMOUSLY RECOMMENDS THAT DIGITAL WORLD’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Digital World’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Digital World and its stockholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, Digital World’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “The Business Combination Proposal (Proposal 1) — Interests of Digital World’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

INFORMATION ABOUT DIGITAL WORLD

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to Digital World.

Overview

We are a blank check company formed under the laws of the State of Delaware on December 11, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. We intend to effectuate our Business Combination using cash from the proceeds of our initial public offering and the sale of the Placement Units, our capital stock, debt or a combination of cash, stock and debt.

On September 8, 2021, we consummated the Digital World IPO and issued 28,750,000 Units, including 3,750,000 Units issued to the underwriters upon full exercise of their over-allotment option. Each Unit consists of one share of Class A common stock and one-half of one redeemable Warrant, with each Warrant entitling the holder thereof to purchase one share of Class A common stock for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to us of $287,500,000. Simultaneously with the closing of the Digital World IPO, we completed the Private Placement of an aggregate of 1,133,484 Placement Units to our Sponsor at a purchase price of $10.00 per Placement Unit, generating gross proceeds to us of $11,334,840.

A total of $293,250,000, comprised of $283,906,250 of the proceeds from the Digital World IPO (which amount includes $10,062,500 of the underwriters’ deferred discount) and $9,343,750 of the proceeds of the sale of the Placement Units was placed the Trust Account maintained by Continental Stock Transfer & Trust Company, acting as trustee.

It is the job of our Sponsor and management team to complete our Business Combination. Our management team is led by Eric Swider, our Chief Executive Officer and director. We must complete our Business Combination by September 8, 2024. If our Business Combination is not consummated during the Combination Period, then our existence will terminate, and we will distribute all amounts in the Trust Account after deduction from the interest earned thereon amounts to pay tax obligations and up to $100,000 that may be used for our dissolution expenses.

Redemption Rights for Public Stockholders upon Completion of our Initial Business Combination

Pursuant to the Digital World Charter, we will provide our Public Stockholders with the opportunity to redeem all or a portion of their shares of Class A common stock upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial business combination including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then outstanding Public Shares, subject to the limitations described herein. For illustrative purposes, the amount in the Trust Account as of February 8, 2024 is approximately $10.85 per Public Share. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. Our Sponsor, officers and directors have entered into the Lock-Up and Support Letter with us, pursuant to which they have agreed to waive their Redemption Rights with respect to any Founder Shares and any Public Shares held by them in connection with the completion of our initial business combination. Our anchor investors have agreed to waive their Redemption Rights with respect to any Founder Shares held by them in connection with the completion of our initial business combination. For more information about how Digital World stockholders can exercise their Redemption Rights in connection with the Digital World Special Meeting, please see section entitled “The Digital World Special Meeting — Redemption Rights.”

The Digital World Charter provides that in no event will we redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 either immediately prior to or upon consummation of our initial business combination and after payment of underwriters’ fees and commissions (so that we are not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. In the event the aggregate cash consideration we would be required to pay for all shares of Class A common stock that are validly submitted for Redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all shares of Class A common stock submitted for Redemption will be returned to the holders thereof. See “Risk Factors — Risks Related to Digital World and the Business Combination — Although we do not have a specified maximum Redemption threshold, which may make it possible for us to complete an initial business combination with which a substantial majority of our stockholders do not agree, the ability of our Public Stockholders to exercise Redemption Rights with respect to a significant portion of Digital World’s shares and the amount of deferred underwriting commissions may not allow Digital World to complete the Business Combination” and “Risk Factors — Risks Related to Redemption — The ability to execute Digital World and TMTG’s strategic plan could be negatively impacted to the extent a significant number of stockholders choose to redeem their shares in connection with the Business Combination.”

Notwithstanding the foregoing, if we seek stockholder approval of our initial business combination and we do not conduct Redemptions in connection with our initial business combination pursuant to the tender offer rules, the Digital World Charter provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), will be restricted from seeking Redemption Rights with respect to more than an aggregate of 15% of the shares sold in our Initial Public Offering, which we refer to as the “Excess Shares,” without the prior consent of Digital World. Such restriction shall also be applicable to our affiliates. We believe this restriction will discourage stockholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their Redemption Rights against a proposed initial business combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Stockholder holding more than an aggregate of 15% of the shares sold in the Digital World IPO could threaten to exercise its Redemption Rights if such holder’s shares are not purchased by us or our management at a premium to the then-current market price or on other undesirable terms. By limiting our stockholders’ ability to redeem no more than 15% of the shares sold in Digital World IPO without our prior consent, we believe we will limit the ability of a small group of stockholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with an initial business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our stockholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.

If our initial business combination is not approved or completed for any reason, then our Public Stockholders who elected to exercise their Redemption Rights would not be entitled to redeem their shares for the applicable pro rata share of the Trust Account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares.

If the Business Combination is not completed, we may continue to try to complete an initial business combination with a different target until September 8, 2024.

Facilities

Our executive offices are located at 3109 Grand Ave., #450, Miami, Florida 33133, and our telephone number is (305) 735-1517. The cost for our use of this space is included in the $15,000 per month fee we pay to Benessere Enterprises Inc., an affiliate of our sponsor, for office space, administrative and shared personnel support services. On April 5, 2023, we entered into an Administrative Support Agreement with Renatus, an advisory group owned by Eric Swider, the Chief Executive Officer and director of the Digital World, pursuant to which, the Digital World agrees to pay Renatus a monthly fee of $15,000 for office space, utilities and secretarial and administrative support commencing from April 5, 2023 until the earlier of the consummation by the Digital World of an initial business combination or the Digital World liquidation. We consider our current office space adequate for our current operations.

Employees

We currently have three officers: Eric Swider, Katherine Chiles, and Alexander Cano. These individuals are not obligated to devote any specific number of hours to our matters but they devote as much of their time as they deem necessary, in the exercise of their respective business judgement, to our affairs until we have completed our initial business combination. The amount of time they devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the initial business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination. We do not have an employment agreement with any member of our management team.

Legal Proceedings

Except as indicated below, to the knowledge of our management team, there is no litigation currently pending or contemplated against us, or against any of our property.

We are cooperating with a FINRA inquiry concerning events (specifically, a review of trading) that preceded the public announcement of the Merger Agreement. According to FINRA’s request, the inquiry should not be construed as an indication that FINRA has determined that any violations of Nasdaq rules or federal securities laws have occurred, nor as a reflection upon the merits of the securities involved or upon any person who effected transactions in such securities.

Settlement in Principle

As previously disclosed in Digital World’s Form 8-K filed with the SEC on July 3, 2023, Digital World was the subject of an Investigation by the SEC with respect to certain statements, agreements and the timing thereof included in Digital World’s registration statements on Form S-1 in connection with its IPO and Form S-4 relating to the business combination between Digital World and TMTG.

On July 3, 2023, Digital World reached the Settlement in Principle in connection with the Investigation. The Settlement in Principle was subject to approval by the SEC.

On July 20, 2023, the SEC approved the Settlement in Principle, announcing it settled its dispute with Digital World and entered an Order finding that Digital World violated certain antifraud provisions of the Securities Act and the Exchange Act, in connection with Digital World’s IPO filings on Form S-1 and the Form S-4 concerning certain statements, agreements and omissions relating to the timing and discussions Digital World had with TMTG regarding the proposed business combination. In the Order, Digital World agreed (i) that any amended Form S-4 filed by Digital World will be materially complete and accurate with respect to certain statements, agreements and omissions relating to the timing and discussions that Digital World had with TMTG regarding the proposed business combination and (ii) to pay a civil money penalty in an amount of $18 million to the SEC promptly after the closing of any merger or a comparable business combination or transaction, whether with TMTG or any other entity.

Section 5.2 of the Merger Agreement provides that without the prior written consent of TMTG (such consent not to be unreasonably withheld, conditioned or delayed) Digital World shall not settle or compromise any claim, action or proceeding, including any suit, action, claim, proceeding or investigation relating to the

Merger Agreement or the transactions contemplated thereby, in excess of $100,000. As such, Digital World has kept TMTG apprised of the discussions with the SEC and the Settlement in Principle. Nevertheless, TMTG is not a party to the Settlement in Principle or any related negotiation and it has not provided its consent to such settlement. Although Digital World believes that it has complied with Section 5.2 of the Merger Agreement, TMTG may disagree and try to terminate the Merger Agreement.

Section 16 Claim

On October 20, 2023, Robert Lowinger (the “Plaintiff”) filed a complaint against Rocket One Capital, LLC (“Rocket One”), Michael Shvartsman, Bruce Garelick, and Digital World in the U.S. District Court for the Southern District of New York. According to the complaint, Digital World has been named as a party in the lawsuit because the Plaintiff is seeking relief for the benefit of Digital World. In the complaint, the Plaintiff contends that, in 2021, Mr. Garelick and Rocket One were directors of Digital World and that they purchased securities of Digital World. The Plaintiff further alleges that within a six-month period from the date of their purchases, both Mr. Garelick and Rocket One sold securities in Digital World and realized profits from those sales. Additionally, the Plaintiff alleges that Mr. Shvartsman had a financial interest in the profits resulting from Rocket One’s purchases and sales of Digital World’s securities. According to the Plaintiff, under Section 16(b) of the Exchange Act (15 U.S.C. §78p(b)), Rocket One, Mr. Shvartsman, and Mr. Garelick are each required to disgorge certain trading profits to Digital World. On January 11, 2024 Digital World filed a pre-motion letter with the court, indicating Digital World’s intention to file a motion to dismiss in relation to the matter. This pre-motion letter was subsequently endorsed by the court on January 17, 2024. The court has provided a deadline of January 22, 2024 for the Plaintiff to respond to Digital World’s pre-motion letter. The case is Lowinger v. Rocket One Capital, LLC, et al., No. 1:23-cv-9243 (S.D.N.Y. Oct. 20, 2023).

Potential Disputes Concerning TMTG Ownership

As disclosed under the heading “The Business Combination Proposal (Proposal 1) - Background of the Business Combination - Description of negotiations by each of SPAC A, SPAC B, and Digital World with TMTG,” in this proxy statement/prospectus, on July 30, 2021, an attorney for the Trump Organization, on behalf of President Donald J. Trump, transmitted correspondence declaring void ab initio a services agreement (“Services Agreement”) that had granted TMTG, among other things, extensive intellectual property and digital media rights related to President Trump for purposes of commercializing the various TMTG initiatives.

United Atlantic Ventures

On each of January 18, 2024 and February 9, 2024, Digital World received letters from counsel to United Atlantic Ventures, LLC (“UAV”), a party to the Services Agreement. The letters contained certain assertions and enclosed a copy of the Services Agreement that had been declared void by an attorney of President Donald J Trump nearly two and a half years prior. Specifically, counsel for UAV claims that the Services Agreement grants UAV rights to (1) appoint two directors to TMTG and its successors (i.e., the Combined Entity’s Board), (2) approve or disapprove of the creation of additional TMTG shares or share classes and anti-dilution protection for future issuances and (3) a $1.0 million expense reimbursement claim. In addition, UAV asserts that the Services Agreement is not void ab initio and claims that certain events following the July 30, 2021 notification support its assertion that such Services Agreement was not void.

On February 6, 2024, a representative of UAV sent a text message to a representative of a noteholder of TMTG suggesting that UAV might seek to enjoin the Business Combination.

On February 9, 2024, TMTG received from counsel to UAV a letter similar to those received by Digital World, which also threatened TMTG with legal action regarding UAV’s alleged rights in TMTG, including, if necessary, an action to enjoin consummation of the Business Combination.

TMTG has informed Digital World that it strongly disagrees with UAV’s assertion to any rights with respect to TMTG under the Services Agreement and that it believes TMTG has valid defenses to the potential claims by UAV.

TMTG has further informed Digital World that the capitalization of TMTG is based on TMTG’s corporate documents, including a resolution dated October 13, 2021 (the “TMTG Issuance Resolution”) and not the Services Agreement.

Bradford Cohen

On January 22, 2024, TMTG received a letter from a counsel to Bradford M. Cohen (“Mr. Cohen”), who purportedly represented President Donald J. Trump in connection with the Services Agreement, but was not a party thereto. The letter sought to inspect TMTG’s books and records pursuant to Delaware and Florida law and requested that TMTG preserve records for the last three years. TMTG responded via counsel on January 29, 2024. Since January 22, 2024, Mr. Cohen has reached out to TMTG on several occasions. Mr. Cohen asserts that the Services Agreement, declared void by Mr. Cohen’s ostensible client on July 30, 2021, confers certain rights upon Mr. Cohen with respect to the capitalization of TMTG. As the potential claims described above were recently asserted, and the potential disputes arising therefrom are in their early stages, neither TMTG nor DWAC is able to assess the impact of such claims on their respective businesses and stockholders, or those of the Combined Entity. As a general matter, the defense of such potential claims may be costly and time consuming and could have a material adverse effect on the Company’s reputation and its existing stockholders. See risk factor “Potential claims and counterclaims related to TMTG may lead to legal disputes, which could prevent or delay the completion of the Business Combination or, if the Business Combination is completed, significantly impact the Combined Entity’s future performance, dilute existing and future investors, negatively impact investor confidence and market perception and materially and adversely affect the Combined Entity’s business, financial condition or results of operations.”

DIGITAL WORLD’S MANAGEMENT

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to Digital World before the Business Combination.

Directors and Executive Officers

The directors and executive officers of Digital World are as follows as of the date of this proxy statement/prospectus:

Name	Age	Position
Eric S. Swider	50	Chief Executive Officer and Director
Katherine A. Chiles	43	Chief Financial Officer
Alexander E. Cano	49	President and Secretary
Frank J. Andrews	49	Non-Executive Chairman and Director
Patrick F. Orlando	51	Director
Edward J. Preble	50	Director
Jeffrey A. Smith	50	Director

Eric S. Swider has served as our Chief Executive Officer since July 2023. He previously served as our Interim Chief Executive Officer from March 2023 until July 2023 and as a director since September 2021. He also served on the Compensation and Audit Committees and serves as the Chair for both Committees. Mr. Swider has been serving as the Chief Executive Officer of RUBIDEX since January 2020, a start-up company focusing on data security. Mr. Swider founded Renatus Advisors and has been serving as the Managing Partner of Renatus LLC since June 2016. Renatus Advisors works with private clients to resolve complex legal, strategic, and operational matters as well as public clients, providing services related to disaster and economic recovery. From February 2021 to October 2022, Mr. Swider served as a director of Benessere Capital Acquisition Corp., a special purpose acquisition company. From September 2016 to January 2018, Mr. Swider served as the Managing Director of Great Bay Global where he oversaw the launch of a new business division focused on investing in alternative strategies. From December 2014 to June 2016, Mr. Swider served as the Managing Director of OHorizons Global, where he oversaw expansion of a new investment team and was responsible for working on a global basis to expand its client base and investment portfolio. From February 2010 to December 2015, Mr. Swider served as the Managing Director of Oceano Beach Resorts, where he was responsible for growing its new property and resort management group. Mr. Swider received his education in Mechanics Engineering and Nuclear Science Studies at U.S. Naval Engineering and Nuclear A Schools, an intensive two-year program studying nuclear physics, heat transfer and fluid flow, advanced mathematical practices and engineering principles. We believe Mr. Swider is well qualified to serve as a member of the Board due to his extensive experience in investment and corporate management.

Katherine A. Chiles has served as our Chief Financial Officer since April 2023. She has experience in financial consolidations, financial statement preparation and analysis, financial planning and reporting (U.S. GAAP & IFRS), financial system implementation and administration, all aspects of accounts payable and accounts receivable, and payroll. She worked as a financial analyst in a contract position for both ACTAVO, an infrastructure company servicing Ireland, the UK and the global events industry, from October 2017 to August 2018, and Fisher Phillips, a national labor and employment firm, from September 2016 to February 2017, where she was responsible for designing and automating financial reporting, ad hoc reporting, budgeting, forecasting, and projections. Prior to that, Ms. Chiles served as Director of Financial Operations for Battaglia Law Office, a law firm, from 2011 to 2015, where she managed all daily financial operations of the firm. From 2007 to 2011, Ms. Chiles worked as a senior financial analyst for Total System Services, a global payment solutions provider. Prior to that, Ms. Chiles held positions with ING Americas, a global financial institution, from April 2005 to May 2006, ProxyMed Inc., an electronic healthcare transaction processing services company, from August 2003 to March 2005, and OuterBounds Technologies, a software development company, from March 2003 to July 2003. Ms. Chiles graduated with a Bachelor of Science in Finance from Auburn University at Montgomery.

Alexander E. Cano has served as our President and Secretary since April 2023. He has served as the Chief Operating Officer for Benessere Investment Group, an investment company, since June 2021 and is responsible for the daily operations of the firm and contributed to the development of the firm’s corporate strategy, as well as services to multiple special purpose acquisition companies. Prior to that, Mr. Cano held the position of Vice President, Business Development & Sales Strategy for Global Media Fusion, an innovative global media agency, from October 2020 to June 2021, where he was responsible for driving revenue by connecting powerful brands with globally syndicated television sponsorships. From October 2018 through December 2019, Mr. Cano served as the General Manager for the Home Equity division of Bankrate, a consumer financial services company. Prior to Bankrate, Mr. Cano was a negotiation consultant with The Gap Partnership, a negotiation consultancy, from October 2016 to October 2018. Mr. Cano spent the first half of his career in media companies, such as Sony Pictures Television International from 2003 to 2005, HBO from 2005 to 2008, TiVo from 2008 to 2010 and DIRECTV from 2010 to 2014. Mr. Cano received his B.S.B.A. in Finance from American University in Washington D.C.

Frank J. Andrews has served as our director since January 2023. He has been an independent media consultant since August 2004, and he has worked with many performing artists in the media space. He has been the founder of My Creative Waves Corp., a strategic consultancy offering guidance to drastically improve consumer experiences for both digital and traditional media for major consumer brands such as Macy’s, since 2014. He began his career working on Fortune 500 brands’ advertising campaigns with a subsequent focus as a producer on product videos, industrial productions and live international trade shows for brands, such as Canon and Sony, with featured artists like Cindy Lauper. Mr. Andrews received a Bachelor of Science Business Administration from University of Central Florida, with an MFA candidacy in Film Television Production from The Savannah College of Art & Design. We believe Mr. Andrews is well qualified to serve as a member of the Board due to his extensive experience in the media industry and business management.

Patrick F. Orlando has served as our director since September 2021. Mr. Orlando was Digital World’s Chairman and Chief Executive Officer from September 2021 to March 2023. On March 19, 2023, the Digital World Board terminated Mr. Orlando from his positions as Chairman and Chief Executive Officer of Digital World due to the Investigation. Mr. Orlando has been serving as Special Advisor for BurTech Acquisition Corp. (Nasdaq: BRKH), a special purpose acquisition corporation, and Nubia Brand International Corp. (Nasdaq: NUBI), a special purpose acquisition corporation, since December 2021 and January 2022, respectively. He has also been serving as Director and Special Advisor of Maquia Capital Acquisition Corp. (Nasdaq: MAQC), a special purpose acquisition corporation, since May 2021, as well as Chairman and Chief Executive Officer of Benessere Capital Acquisition Corp. (Nasdaq: BENE), a special purpose acquisition corporation, since September 2020. In addition, he also served as Chief Executive Officer of Yunhong International (Nasdaq: ZGYH), a publicly listed special acquisition purpose corporation, since January 2020. Mr. Orlando is Chief Executive Officer of Benessere Capital, LLC, an investment consulting and investment banking firm he founded in Miami in October 2012. At Benessere Capital, LLC, he has advised on fundraising, capital deployment, mergers and acquisitions, private placements, and products marketing. From March 2014 to August 2018, Mr. Orlando also served as the Chief Financial Officer of Sucro Can Sourcing LLC, a sugar trading company he co-founded, where he managed all financial matters including insurance and banking relationships. From November 2014 to August 2018, Mr. Orlando served as the Vice President of Sucro Can International LLC, a sugar processing company, where he focused on finance and processing technology. From March 2011 to March 2014, Mr. Orlando served as the Managing Director and the Head of Structuring and Derivatives of BT Capital Markets, LLC, a boutique investment bank in Miami, Florida, where he was involved in managing global derivatives and structuring activities. From September 2006 to March 2011, Mr. Orlando served in roles including Chief Technical Officer and Director of Pure Biofuels Corporation, a renewable fuel corporation headquartered in Houston, Texas with operations in Peru. From April 1998 to December 2003, Mr. Orlando served as the Director of Emerging Markets Fixed Income Derivatives of Deutsche Bank. Mr. Orlando earned degrees in Mechanical Engineering and Management Science from the Massachusetts Institute of Technology.

We believe that Mr. Orlando is well-qualified to serve the Board due to his extensive investing, science and engineering experience and in particular his experience as Chief Executive Officer and board member of other special purpose acquisition companies.

Edward J. Preble has served as our director since January 2023. He has been the founder and President of Alpamayo CPG and Private Label, a global sales consultancy, since January 2022. He was the head of internationals sales for Crider Foods, a value poultry company, from January 2017 to January 2022. Mr. Preble worked as a Global Private Wealth Manager for Merrill Lynch, an investment management and wealth management company, from February 2006 to March 2009. Mr. Preble began his career in 2001 as an International Advisor for Morgan Stanley and worked directly with institutional and ultra-high net worth families. He is a member of Southeast United States Trade Organization and USA Poultry. Mr. Preble received his Bachelor of Arts degree in Finance and a Corporate Master’s Degree in Business Administration from Florida International University. We believe Mr. Preble is well qualified to serve as a member of the Board due to his extensive experience in investment management and business operations.

Jeffrey A. Smith has served as our director since April 2023. Mr. Smith has been the founder and Managing Attorney for LawVisory, a law firm serving registered investment advisers, financial institutions, family offices, issuers, investment funds and businesses with their securities, regulatory, compliance, corporate, tax, litigation, arbitration, contracts, digital assets, and merger and acquisition legal needs, since December 2005. Mr. Smith has also been the Chief Compliance Officer and Chief Legal Officer of North Rock Partners, LLC, a wealth advisory firm, from January 2021 to April 2022; Virtue Capital Management LLC, an investment advisory firm, from January 2019 to January 2021; and Chief Compliance Officer of Griffin Capital Company LLC, an investment and asset management company, from February 2017 to May 2018. Prior to that, he was with Research Affiliates LLC, an investment advisory firm, where he served as Chief Compliance Officer and Assistant General Counsel from August 2013 to February 2017; Director of Compliance of Athene Asset Management LLC, an asset management firm, from July 2012 to August 2013; and Senior Counsel of Legal and Compliance at The Rock Creek Group, an investment fund manager, from July 2010 to July 2012. Additionally, Mr. Smith served as Investigative Counsel for the Financial Crisis Inquiry Commission from January 2010 to July 2010. Prior to that, Mr. Smith was a tax attorney for Deloitte from July 1999 to July 2000 and Crowe Horwath from July 2000 to July 2002. Mr. Smith graduated cum laude with a B.S. in Accounting from the University of Kentucky, where he also earned his J.D. He received his L.L.M., with highest honors, in Securities & Financial Regulation from Georgetown Law in Washington, D.C. and holds the following certifications: Certified Regulatory and Compliance Professional (FINRA Institute at Wharton); Investment Adviser Certified Compliance Professional (NRS Education); and Certified in Risk Management (International Institute of Professional Education and Research). We believe Mr. Smith is well qualified to serve as a member of the Board due to his extensive experience with public company compliance and investment.

Number and Terms of Office of Officers and Directors

We have five directors. Our Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, which consists of Edward Preble and Jeffrey Smith will expire at our first annual meeting of stockholders. The term of office of the second class of directors, which consists of Eric Swider and Frank Andrews, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Patrick Orlando, will expire at the third annual meeting of stockholders.

Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. Our Board is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the Board.

Director Independence

Nasdaq listing standards require that a majority of our Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Messrs. Preble, Andrews and Smith are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Officer and Director Compensation

None of our officers has received any cash compensation for services rendered to us. Commencing September 3, 2021 through April 5, 2023, we paid Benessere Enterprises Inc., an affiliate of our Sponsor, a total of $15,000 per month for office space, utilities and secretarial and administrative support. Commencing on April 5, 2023, we have paid Renatus a total of $15,000 per month for office space, utilities and secretarial and administrative support. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our Sponsor, officers or directors or any affiliate of our Sponsor, officers or directors, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers or directors or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the Combined Entity. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by the Combined Entity to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Equity Incentive Compensation

At the annual meeting of Digital World’s stockholders on December 19, 2023, the requisite holders of Class A common stock approved the Convertible Note Compensation Plan, pursuant to which certain officers, directors, and affiliates of Digital World may be granted promissory notes. These notes collectively represent an aggregate amount of $9,651,250 and may be convertible upon the Closing of the Business Combination into a maximum of 965,125 shares of Class A common stock, assuming each recipient chooses to convert their entire promissory note amount into shares. If we fail to close the Business Combination such notes would then be worthless.

Only the recipients listed below were eligible to receive awards pursuant to the Convertible Notes Compensation Plan. On January 22, 2024, Digital World issued the Digital World Convertible Notes pursuant to the Convertible Notes Compensation Plan to the recipients as set forth below:

Name and Position	Amount of Promissory Note ($)	Maximum Number of Shares of Class A Common Stock upon Conversion
Eric Swider, Chief Executive Officer	$1,920,000	192,000
Alexander Cano, President and Secretary	$1,655,000	165,500
Katherine Chiles, Chief Financial Officer	$901,250	90,125
Total Executive Group (3 persons listed above)	$4,476,250	447,625
Total Non-Executive Director Group (3 persons)	$2,925,000	292,500
Non-Executive Officer Employee Group	$0	0

The following is a summary description of the Convertible Note Compensation Plan. This summary is not a complete statement of the Convertible Note Compensation Plan and is qualified in its entirety by reference to the complete text of the form of promissory note, a copy of which is incorporated by reference into this proxy statement/prospectus.

Each promissory note is non-interest bearing, has the applicable principal balance as set forth in the table above and is payable by Digital World on the date on which Digital World consummates the Business Combination, subject to the holder’s continued service with Digital World through such date. Repayment of the principal amount of the promissory note (as well as any delivery of shares of our Class A common stock if the holder elects to covert the promissory note) is also be subject to any withholding taxes and deductions required by applicable laws, as determined by Digital World. The promissory notes may not be assigned or amended by Digital World or the holder without the prior written consent of the other.

At the holder’s option, and subject to the terms and conditions of such notes, at any time prior to the Business Combination, the holder may elect to convert all or a portion of the unpaid principal balance into shares of Class A common stock (the “Conversion Shares”), with such conversion effective as of the closing of the Business Combination. The maximum number of Conversion Shares for each individual electing to convert less than the full principal balance of the promissory note into Conversion Shares will be adjusted ratably. The entire portion of the principal amount of the promissory note not converted to Conversion Shares will be paid in cash to the holder at the Closing.

Holders of promissory notes were granted registration under the Registration Rights Agreement, including demand and piggyback registration rights, in each case subject to the same provisions as set forth in the Registration Rights Agreement; provided, however, that in the event that an underwriter advises Digital World that the maximum number of securities has been exceeded with respect to a piggyback registration, the holders will not have any priority for inclusion in such piggyback registration. See the section titled “Description of Securities of New Digital World — Registration Rights.”

Conversion Shares will not be issued upon conversion of a promissory note unless such issuance and such conversion comply with all applicable provisions of law, including, but not limited to, the Securities Act and the applicable rules and regulations of The Nasdaq Stock Market and to the extent required by the Securities Act and the rules thereunder, delivery of the Conversion Shares will not occur until an effective registration statement covering the issuance of the Conversion Shares is on file with the SEC.

Committees of the Board of Directors

Our Board has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 under the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the Board. Messrs. Smith, Preble and Andrews serve as members of our audit committee, and Mr. Smith chairs the audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Each of Messrs. Smith, Preble and Andrews meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) under the Exchange Act.

Each member of the audit committee is financially literate and our Board has determined that Mr. Smith qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•	the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

•	pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•

obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•

reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the FASB, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the Board. Messrs. Preble, Andrews and Smith serve as members of our compensation committee and Mr. Preble chairs the compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Messrs. Preble, Smith and Andrews are independent.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

•	reviewing on an annual basis our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•	if required, producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payments to (i) Benessere Enterprises Inc., an affiliate of our Sponsor, of $15,000 per month, from September 3, 2021 through April 5, 2023, and (ii) Renatus, commencing on April 5, 2023 for up to the Combination Period, in each case, for office space, utilities and secretarial and administrative support, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the Board. The Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee.

The directors who will participate in the consideration and recommendation of director nominees are Messrs. Preble, Andrews and Smith. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The Board will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our Board should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more officers serving on our Board.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our audit and compensation committee charters as exhibits to the registration statement of which the Digital World IPO Prospectus is a part. Our Code of Ethics is available on the Company website, www.dwacspac.com, and the SEC website, www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K. See the section entitled “Where You Can Find More Information.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF INFORMATION ABOUT DIGITAL WORLD

The following discussion and analysis of Digital World’s financial condition and results of operations should be read in conjunction with Digital World’s financial statements and related notes that appear elsewhere in this proxy statement/prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere, particularly in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus.

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to Digital World before the Business Combination.

Overview

We are a blank check company formed under the laws of the State of Delaware on December 11, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. We intend to effectuate our business combination using cash from the proceeds of our initial public offering and the sale of the Placement Units, our capital stock, debt or a combination of cash, stock and debt.

On October 20, 2021, we entered into a Merger Agreement with Merger Sub, TMTG, our sponsor, in the capacity as our representative for certain stockholders, and TMTG’s General Counsel, in the capacity as the representative for stockholders of TMTG, as further amended by the First Amendment to the Agreement, the Second Amendment to the Agreement and the Third Amendment to the Agreement.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) upon the Closing, Merger Sub will merge with and into TMTG, with TMTG continuing as the surviving corporation in the Merger and a wholly owned subsidiary of the Company. In the Merger, (i) all shares of TMTG common stock issued and outstanding immediately prior to the Effective Time (other than those properly exercising any applicable dissenters rights under Delaware law) will be converted into the right to receive the Merger Consideration; (ii) each outstanding option to acquire shares of TMTG common stock (whether vested or unvested) will be assumed by the Company and automatically converted into an option to acquire shares of the Company’s common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of TMTG common stock into the Merger Consideration and (iii) each outstanding restricted stock unit of TMTG shall be converted into a restricted stock unit relating to shares of the Company’s common stock. At the Closing, the Company will change its name to “Trump Media & Technology Group Corp.”

Consummation of the Business Combination is subject to customary conditions of the respective parties, including regulatory approval and the approval of the Merger by our stockholders in accordance with our amended and restated certificate of incorporation and the completion of a Redemption offer whereby we will be providing our Public Stockholders with the opportunity to redeem their shares of our Class A common stock for cash equal to their pro rata share of the aggregate amount on deposit in our trust account. The Merger Agreement can be terminated by either party if any of the closing conditions have not been satisfied or waived by the Outside Date.

On December 4, 2021, in support of the TMTG Business Combination, the Company entered into certain SPAs with certain PIPE Investors, pursuant to which the PIPE Investors agreed to purchase up to an aggregate of 1,000,000 shares of the Company’s Series A Convertible Preferred Stock for a purchase price of $1,000 per share for an aggregate commitment of up to $1,000,000,000 in a PIPE that was originally intended to be consummated concurrently with the TMTG Business Combination. Pursuant to the SPA, each of the PIPE Investors had the right to terminate its respective SPA, among other things, if the closing of the PIPE had not occurred on or prior to September 20, 2022. The PIPE Investment was terminated in full as of January 10, 2024.

Recent Developments

On July 27, 2023, Digital World’s public accounting firm, Marcum notified Digital World’s Audit Committee of the Board of Directors of its resignation. For more information, see the section entitled “Risk Factors — Risks Related to Digital World and the Business Combination — Digital World’s management has identified a material weakness in its internal control over financial reporting. If it is unable to develop and maintain an effective system of internal control over financial reporting, Digital World may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.”

On August 8, 2023, Digital World engaged Adeptus as its independent public accounting firm to audit our consolidated financial statements for the fiscal years ended December 31, 2022 and 2021 and to review our quarterly consolidated financial statements beginning with the first quarter of the 2023 fiscal year.

As of September 30, 2023 and December 31, 2022, we had approximately $3.3 million and $989 in cash, respectively. We have incurred and continue to incur significant costs in the pursuit of our Business Combination. We cannot assure stockholders that our plans to complete our Business Combination will be successful.

Post-IPO Financings

In November 2023, Digital World issued Digital World Convertible Notes to certain accredited investors in the aggregate principal amount of up to $900,000. The proceeds of the promissory notes were used to pay costs and expenses in connection with completing the Business Combination. The Digital World Convertible Notes have a conversion of $8.00 per Working Capital Unit. The issuances of were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

On November 20, 2023, Digital World issued a Digital World Convertible Note to a certain accredited investor in the principal amount of $500,000. The Digital World Convertible Note was issued as payment of certain legal costs and expenses to a law firm in connection with certain legal procedures related to the Business Combination. The Digital World Convertible Note has a conversion of $10.00 per Working Capital Unit. The issuance was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

On February 7, 2024, Digital World entered into warrant subscription agreements with certain institutional investors for the issuance of the Digital World Alternative Warrants in settlement of the terminated PIPE Investment. Each such warrant entitles the holder thereof to purchase one share of Digital World Class A common stock for $11.50 per share. Digital World expect to issue the Digital World Alternative Warrants concurrently with the closing of the Business Combination, and when and if issued, such warrants will have substantially the same terms as the Public Warrants issued by Digital World in connection with its IPO, except that such Digital World Alternative Warrants may only be transferred to the applicable holder’s affiliates.

On February 8, 2024, Digital World entered into a subscription agreement with certain institutional investors for the issuance of the Digital World Alternative Financing Notes, issuing $10,000,000 in Digital World Alternative Financing Notes to such institutional investors. Digital World expects to issue the remaining up to $40,000,000 of such Digital World Alternative Financing Notes concurrently with the Closing. The Digital World Alternative Financing Notes:

(a)	are initially drawable for 20% of the applicable investor’s commitment amount and a final drawdown for the remaining 80% to occur upon the closing of the Business Combination, with the proceeds of such final drawdown to be deposited into a control account as indicated by Digital World (the “Control Account”). The proceeds from such final drawdown deposited into the Control Account shall remain therein and may not be withdrawn by Digital World until such time as (i) Digital World exercises the Alternative Notes Redemption Right using the proceeds in the Control Account, (ii) any portion of the applicable Digital World Alternative Financing Note has been converted, at which time such portion shall be released from the Control Account or (iii) if prior to the conversion, a resale registration statement of Digital World covering all common stock issued pursuant to the Digital World Alternative Financing Notes has been declared effective by the SEC;

(b)	are subject to specified events of default; and

(c)	have registration rights pursuant to the registration rights agreement entered into by Digital World and the parties thereto as of September 2, 2021.

The foregoing summary of the Digital World Alternative Warrants and the Digital World Alternative Financing Notes is not a complete statement of such instruments and is qualified in its entirety by reference to the complete text of the forms of the applicable subscription agreements, the Digital World Alternative Financing Notes and the Warrant Agreement, forms of which are incorporated by reference into this proxy statement/prospectus.

Each of the issuance of the Digital World Alternative Financing Notes and the offer to subscribe for the Digital World Alternative Warrants was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our activities from inception through September 30, 2023 were organizational activities and those necessary to prepare for Digital World’s IPO and the search for targets for the Business Combination, including the proposed Merger with TMTG. We do not expect to generate any operating revenues until after the completion of our Business Combination. We generate non-operating income in the form of interest income on marketable securities held. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence in connection with our search for targets for our initial business combination.

For the three months ended September 30, 2023, we had a net loss of $12,192,367, which consists of general and administrative costs of $4,057,852, legal investigations expense of $11,639,030 and income tax expense of $899,687, partially offset by $3,599,760 of interest earned on cash held in Trust Account and insurance recoveries of $1,046,653. Legal investigations expense includes $10 million related to the Settlement in Principle of $18 million.

For the three months ended September 30, 2022, we had a net loss of $3,818,711, which consists primarily of general and administrative costs of $2,165,260 and legal investigations expense of $2,656,763 partially offset by interest earned on the cash held in the Trust Account of $1,326,957.

For the nine months ended September 30, 2023, we had a net loss of $20,006,348, which consists of general and administrative costs of $8,131,700, legal investigations expenses of $20,639,030 and income tax expense of $2,687,493, partially offset by $10,405,222 of interest earned on cash held in Trust Account and insurance recoveries of $1,046,653. Legal investigations expense includes $10 million related to the Settlement in Principle of $18 million.

For the nine months ended September 30, 2022, we had a net loss of $10,096,571, which consists primarily of general and administrative costs of $3,527,588 and legal investigations expenses of $7,964,208, partially offset by interest earned on the cash held in the Trust Account of $1,752,484.

For the year ended December 31, 2022, we had a net loss of $15,642,548, which consists of formation and operating expenses of $8,716,023, legal investigations expense (see Note 7 to the audited financial statements) of $10,004,519 and income taxes of 979,475, partially offset by income on the trust assets of $4,257,469.

For the year ended December 31, 2021, we had a net loss of $1,951,280, which consists primarily of formation and operating expenses of $969,195 and legal investigations expense (see Note 7 to the audited financial statements) of $789,183.

Factors That May Adversely Affect Our Results of Operations

Our results of operations and our ability to complete an initial business combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond our control. Our business could be impacted by, among other things, the pending legal proceedings against us, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending, the ongoing effects of the COVID-19 pandemic, including resurgences and the emergence of new variants, and geopolitical instability, such as the military conflict in the Ukraine. We cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business and our ability to complete an initial business combination.

Liquidity and Capital Resources

Until Digital World’s IPO, our only source of liquidity was an initial purchase of Class B common stock by our Sponsor and loans from our Sponsor.

On September 8, 2021, we consummated our IPO of 28,750,000 Units, at a price of $10.00 per Unit, generating gross proceeds of $287,500,000. Simultaneously with the closing of the IPO, we consummated the sale of 1,133,484 Placement Units at a price of $10.00 per Placement Unit in a Private Placement to our Sponsor, generating gross proceeds of $11,334,840.

Following the IPO and the sale of the Placement Units, a total of $293,250,000 was placed in Trust Account. We incurred $15,668,029 in transaction costs, including $3,593,750 of underwriting fees, $10,062,500 of deferred underwriting fees, fair value of representative shares of $1,437,500 and $574,279 of other offering costs.

For the nine months ended September 30, 2023, net increase in cash was $3,284,598 and was comprised of net cash used in operating activities of $1,702,985, net cash provided by investing activities and net cash provided by financing activities of $1,448,055. Net cash used in operating activities of $1,702,985 consisted of a net loss of $20,006,348 and a change of accrued expense of $28,539,760, partially offset by interest earned on assets held in the Trust Account of $10,404,747. Net cash provided by investing activities of $3,539,528 consisted of withdrawals to pay taxes and withdrawals for redemptions. Net cash provided by financing activities of $1,448,055 consisted of proceeds from loans.

For the nine months ended September 30, 2022, net decrease in cash was $324,762 and was comprised of net cash used in operating activities of $897,582 and net cash provided by financing activities of $572,820. Net cash used in operating activities of $897,582 consisted of a net loss of $6,277,860 partially offset by a change in accrued expenses of $5,586,968. Net cash provided by financing activities of $572,820 consisted of proceeds from Digital World Convertible Notes and advances from related parties.

For the year ended December 31, 2022, cash used in operating activities was $1,455,883, which was primarily comprised of a net loss of $15,641,222 and income on the trust assets of $4,257,469, partially offset by a net change in operating liabilities of $18,4432,808.

For the year ended December 31, 2021, cash used in operating activities was $923,354, which was primarily comprised of a net loss of $1,951,280 partially offset by a net change in operating liabilities of $1,027,926.

As of September 30, 2023 and December 31, 2022, we had cash of $307,195,870 and $300,330,651 held in the Trust Account, respectively. We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account to complete our initial business combination. We may withdraw cash to pay taxes. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

On April 21, 2023, Digital World issued two promissory notes (one for $625,700 and the other for $500,000) in the aggregate principal amount of $1,125,700 to the Sponsor to pay costs and expenses in connection with completing the Business Combination. Each of the two notes bears no interest and is repayable in full upon the earlier of (i) the date on which Digital World consummates its Business Combination and (ii) the date that the winding up of Digital World is effective. At the election of the Sponsor and subject to certain conditions, all of the unpaid principal amount of each of the two notes may be converted into Units of Digital World (the “Conversion Units”) immediately prior to the consummation of the Business Combination with the total Conversion Units so issued equal to: (x) the portion of the principal amount of the respective note being converted divided by (y) the conversion price of ten dollars ($10.00), rounded up to the nearest whole number of Units. The issuances of the two notes were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

On June 2, 2023, Digital World issued two to Renatus in the aggregate principal amounts of (a) $2,000,000 and (b) $10,000,000. As of the date of this proxy statement/prospectus there were $1,232,000 outstanding in Digital World Convertible Notes due to Renatus. The proceeds of the Notes will be used to pay costs and expenses in connection with completing an initial business combination. Mr. Swider is a founder and partner of Renatus.

As of September 30, 2023 and December 31, 2022, we had cash of $3,285,587 and $989 outside of the Trust Account. We intend to use the funds held outside the Trust Account primarily to complete the Business Combination, or if the Business Combination is not consummated, identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

In connection with Digital World’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Account Standards Update 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” as stated above, Digital World has until September 8, 2024 to consummate a business combination. It is uncertain that Digital World will be able to consummate a business combination by this time. If a business combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of Digital World. Additionally, Digital World has incurred and expects to incur significant costs in pursuit of its acquisition plans. Digital World lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the date of the issuance of the financial statements. As a result, these factors raise substantial doubt about Digital World’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2023 or December 31, 2022.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than our obligations under the Digital World Convertible Notes, and each of Renatus and an affiliate of our sponsor a monthly fee of $15,000 for office space, administrative and support services to us. We will incur these fees monthly until the earlier of the completion of our initial business combination and our liquidation.

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $10,062,500 in the aggregate. The deferred fee will become payable to the underwriters solely in the event that Digital World completes a business combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies and Estimates

Class A Common Stock Subject to Possible Redemption

We account for our Class A common stock subject to possible Redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory Redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features Redemption Rights that is either within the control of the holder or subject to Redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, shares of common stock are classified as stockholders’ equity. Our shares of Class A common stock feature certain Redemption Rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible Redemption is presented as temporary equity, outside of the stockholders’ equity section of our condensed interim balance sheets.

Derivative Financial Instruments

Digital World evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging.” Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. Digital World accounts for the Warrants in accordance with the guidance contained in ASC 815-40. Digital World has determined that the Warrants qualify for equity treatment in Digital World’s financial statements.

INFORMATION ABOUT TMTG

Unless the context otherwise requires, all references in this section to the “Company” or “our” refer to TMTG.

About Trump Media & Technology Group

TMTG believes free and open communication, particularly political speech, is essential to self-government and democracy. Free expression allows citizens to keep their government in check and inform themselves as voters. Free speech also enables the discovery of truth through the uninhibited marketplace of ideas. Truth often emerges only when opposing ideas can compete against each other on a level playing field. TMTG further believes that the ability to freely express core political speech—“to facilitate truth-seeking on matters of public concern,” as one commentator has put it—is among the inalienable rights affirmed by the Declaration of Independence that underlay America’s system of government. As one internet pioneer declared, “free speech in our society is more than legalism, but [is] an integral component of our way of life, our culture, [and] our civilization . . . [i]ncarnated in the Constitution, but not limited to the Constitution.” That cherished free speech tradition, “[h]ard fought . . . and won . . . over centuries,” is under attack.

TMTG aspires to build a media and technology powerhouse to rival the liberal media consortium and promote free expression. TMTG was founded to fight back against the big tech companies—Meta (Facebook, Instagram and Threads), X (formerly Twitter), Netflix, Alphabet (Google), Amazon and others—that may curtail debate in America and censor voices that contradict their woke ideology. As confirmed by the “Twitter Files” exposés, X has long suppressed conservative speech (including at the behest of U.S. government officials) through various means, including “shadow banning”—a surreptitious process in which users may not even know their posts are being hidden from other users. The company also outright banned conservative users such as TMTG’s Chairman, former U.S. President Donald J. Trump, who was banned for one year and ten months—even while it continued to allow the Taliban to freely post their views to the world. In July 2023, a federal district court judge found that Biden White House personnel likely colluded with big tech companies to violate Americans’ First Amendment rights. The opinion expressed that “targeted suppression of conservative ideas is a perfect example of viewpoint discrimination of political speech.” Big tech companies’ transformation into the arbiters of public speech and organs of state-sponsored censorship contradicts American values. Their suppression of dissident speech constitutes the most serious threat today to a free and democratic debate. Thus, TMTG aims to safeguard public debate and open dialogue, and to provide a platform for all users to freely express themselves.

TMTG’s first product, Truth Social, is a social media platform aiming to disrupt big tech’s control on free speech by opening up the Internet and giving the American people their voices back. It is a public, real-time platform where any user can create content, follow other users, and engage in an open and honest global conversation without fear of being censored or cancelled due to their political viewpoints. TMTG does not restrict whom a user can follow, which greatly enhances the breadth and depth of available content. Additionally, users can be followed by other users without requiring a reciprocal relationship, enhancing the ability of TMTG users to reach a broad audience.

Truth Social was generally made available in the first quarter of 2022. The company prides itself on operating its platform, to the best of its ability, without relying on big tech companies. Partnering with pro-free-speech alternative technology firms, TMTG fully launched Truth Social for iOS in April 2022. TMTG debuted the Truth Social web application in May 2022, and the Truth Social Android App became available in the Samsung Galaxy and Google Play stores in October 2022. TMTG introduced direct messaging to all versions of Truth Social in 2022, released a “Groups” feature for users in May 2023 and announced the general availability of Truth Social internationally in June 2023. Since its launch, Truth Social has experienced substantial growth, from zero to an aggregate of approximately 8.9 million signups for Truth Social via iOS, Android and the web as of the date of this proxy statement/prospectus. However, investors should be aware that since its inception, TMTG has not relied on any specific key performance metric to make business or operating decisions.

Consequently, it has not been maintaining internal controls and procedures for periodically collecting such information, if any. While many mature industry peers may gather and analyze certain metrics, given the early development stage of the Truth Social platform, TMTG’s management and board believe that such metrics are not critical in the near future for the business and operation of the platform. This stance is due to TMTG’s long-term commitment to implementing a robust business plan, which may involve introducing innovative features and potentially incorporating new technologies, such as advanced video streaming services on its platform. These initiatives may enhance the range of services and experiences TMTG can offer on its Truth Social platform.

At this juncture in its development, TMTG believes that adhering to traditional key performance indicators, such as signups, average revenue per user, ad impressions and pricing, or active user accounts including monthly and daily active users, could potentially divert its focus from strategic evaluation with respect to the progress and growth of its business. TMTG believes that focusing on these KPIs might not align with the best interests of TMTG or its shareholders, as it could lead to short-term decision-making at the expense of long-term innovation and value creation. Therefore, TMTG believes that this strategic evaluation is critical and aligns with its commitment to a robust business plan that includes introducing innovative features and new technologies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation of TMTG — Key Operating Metrics” and “Risk Factors — Risk Factors Related to TMTG — TMTG does not currently, and may never, collect, monitor or report certain key operating metrics used by companies in similar industries.”

To foster a flourishing digital public forum, TMTG seeks to prevent illegal and other prohibited content from contaminating its platform. In accordance with Truth Social’s terms of service, illegal and prohibited content includes, but is not limited to, depictions or threats of violence, harassment, incitement of or threats of physical harm. Using human moderators and an artificial intelligence vendor known as HIVE, Truth Social has developed what TMTG believes is a robust, fair, and viewpoint-neutral moderation system and that its moderation practices are consistent with, and indeed help facilitate, TMTG’s objective of maintaining “a public, real-time platform where any user can create content, follow other users, and engage in an open and honest global conversation without fear of being censored or cancelled due to their political viewpoints.” See “Risk Factors — Risks Related to TMTG’s Business — TMTG may be subject to greater risks than typical social media platforms because of the focus of its offerings and the involvement of President Trump. These risks include active discouragement of users, harassment of advertisers or content providers, increased risk of hacking of TMTG’s platform, lesser need for Truth Social if First Amendment speech is no longer believed to be suppressed by other similar platforms, criticism of Truth Social for its moderation practices, and increased stockholder suits.”

Industry Overview

Today many people get their news from the internet, including websites operated by newspapers and cable news providers. According to a 2020 Pew Research Center survey, a large majority of Americans read news from digital devices. More than eight-in-ten U.S. adults (86%) say they get news from a smartphone, computer, or tablet “often” or “sometimes,” including 60% who say they do so often. This is higher than the portion who get news from television, though 68% get news from TV at least sometimes and 40% do so often. Americans turn to radio and print publications for news far less frequently, with half saying they turn to radio at least sometimes (16% do so often) and about a third (32%) saying the same of print (10% get news from print publications often).

Social media sites such as X and Facebook have become popular platforms for public discussions and information gathering. These sites were originally characterized by the free exchange of ideas—in fact, the companies’ founders were often free-speech idealists. The freewheeling marketplace of ideas they created, however, has been eviscerated by an overbearing censorship regime implemented by the few large, powerful corporations that now dominate the sector. Even the founder and former CEO of X has lamented that “centralizing discovery and identity into corporations” has “really damaged the internet.”

These corporations increasingly decide which viewpoints can and cannot be expressed on their platforms. No one, not even a sitting President of the United States, is beyond the reach of big tech censorship. This dynamic has become—as X’s (formerly Twitter’s) founder predicted it would—“destructive to the noble purpose and ideals of the open internet.” Social media companies employ, rely on, and have largely become captive to an ever-expanding faction of content moderators and so-called “fact checkers” who suppress content and promote so-called “algorithmic justice.” The means of censorship include shadow bans, temporary suspensions, misinformation warnings, removal of offending posts, and outright bans on users and accounts. Alarmingly, viewpoints are frequently suppressed simply for contradicting the prevailing media narrative on topics of public interest. As a result, users increasingly engage in self-censorship in an attempt to avoid takedowns, suspensions, and bans meted out by anonymous big tech censors.

This oppressive censorship creates opportunities for TMTG, which seeks to create a free-speech haven in the social media sphere. Moreover, as America and the world have emerged from the isolation of a years-long pandemic, Truth Social intends to provide a global platform to help reconnect people and communities by fostering each individual’s unique and unencumbered free expression.

Company Growth Strategy

As TMTG seeks to create a fully integrated media and technology company, it is pursuing these growth strategies:

Grow Truth Social. TMTG believes that growth in Truth Social’s user base will drive more unique content, which in turn will drive the viral, organic promotion of content on Truth Social, thereby attracting more platform partners and advertisers. TMTG also plans to grow Truth Social through the addition and refinement of user-friendly features—including the integration of video—and continued global expansion. As Truth Social attracts more users, the value proposition for advertisers increases, thereby incentivizing advertisers to develop unique and compelling content for the platform.

Increase Product Offerings and Services. Organically and/or in partnership with third parties, TMTG intends to develop one or more additional cutting-edge products and/or services to complement the Truth Social platform. TMTG has conducted extensive technological due diligence regarding, and begun testing, a particular, state-of-the-art technology that supports video streaming and provides a “home” for cancelled content creators, and which TMTG is exploring with the aim to incorporate into its product offerings and/or services as soon as practicable.

Pursue Strategic Acquisitions and/or Partnerships. As cancel culture sweeps through corporate America, businesses are facing increasing pressure to silence or disavow certain customers—or are more frequently taking controversial stands on political issues that alienate many consumers. Concurrently, an increasing number of entrepreneurs are catering to conservatives across various industries. TMTG will actively seek out opportunities to partner with and/or acquire other participants in this growing “parallel economy.”

As an early stage company in the rapidly-evolving technology sector, TMTG has experienced significant shifts in its business strategy since October 2021. TMTG’s plans have been notably impacted by a delay in accessing capital due to the postponed merger with Digital World. Despite these challenges, TMTG has remained agile, focusing primarily on enhancing the features and user interface of Truth Social since its launch in the first quarter of 2022. This focus on improving the user experience has led TMTG to reassess the development of a subscription video on demand service while exploring alternatives, including the streaming technology referenced above, and adjust its business plan and capital needs accordingly.

The successful launch of Truth Social, coupled with a strategic shift towards less capital-intensive technology, has significantly reduced TMTG’s capital requirements. This shift reflects TMTG’s adaptability and responsiveness to market conditions and the challenges in the broader sector. As TMTG continues to evolve, the potential integration of innovative technologies with Truth Social not only signifies a strategic pivot but also opens new avenues for growth and engagement, positioning TMTG to capitalize on the synergies between advanced network infrastructure and social media platforms in the ever-changing technology landscape.

Company Product and Service

Truth Social

TMTG has designed Truth Social to create a user-centric, interactive experience. TMTG’s development efforts focus on simplicity and ensuring that content can be accessed by, or shared with, all participants without discrimination.

Description of Business

Truth Social is a free expression application that offers social networking services.

TMTG’s Social Network

Truth Social, TMTG’s social networking platform, relies on free, publicly available software. Regardless of whether Truth Social’s administrators, outside activist pressure groups, cancel-culture internet mobs, foreign governments, or any other persons agree with any user’s political viewpoints, TMTG strives to ensure that any user’s protected political speech will be allowed on the site.

Competition

TMTG’s business is characterized by rapid technological change, frequent product innovation, and the continuously evolving preferences and expectations of its users, advertisers, content partners, platform partners and developers. TMTG will likely face significant competition in every aspect of its business, including from companies that provide tools to facilitate communications and the sharing of information, companies that enable marketers to display advertising, and other online ad networks, exchanges, and platforms. TMTG will need to compete in order to attract, engage, and retain people who use its products, and to attract and retain marketers, content and platform partners, and developers. TMTG expects continued, robust competition for digital ad spending. TMTG will also need to compete to attract and retain employees, especially software engineers, designers, and product managers. TMTG further expects that it will face criticism, and its users may face criticism, from legacy social media sites and others that are opposed to views that may be expressed by TMTG’s users. While TMTG will welcome dissenting voices to respond on TMTG’s platform, others may prefer to ignore or disparage TMTG or its users in other forums.

TMTG expects to face significant competition with the following companies for people’s attention and for advertisers’ budgets:

•

Companies that offer products that enable people to create and share ideas, videos, and other content and information. These offerings include, for example, X, Meta (including Facebook, Instagram and Threads), Alphabet (including Google and YouTube), Microsoft (including LinkedIn), Snapchat, TikTok and Verizon Media Group, as well as largely regional social media and messaging companies that have strong positions in particular countries (including WeChat, Kakao, and Line). Although TMTG will seek differentiated content from other licensors, TMTG will face competition for live premium video content rights from other digital distributors and traditional television providers, which may limit TMTG’s ability to secure such content on acceptable economic and other terms.

•	Companies that offer advertising inventory and opportunities to advertisers.

•	Companies that develop applications, particularly mobile applications, that create, syndicate, and distribute content across internet properties.

•

Traditional, online, and mobile businesses that enable people to consume content or marketers to reach their audiences and/or develop tools and systems for managing and optimizing advertising campaigns.

As TMTG introduces new products, as its products evolve, or as other companies introduce new products and services, TMTG may become subject to additional competition. TMTG’s industry is evolving rapidly and is highly competitive. See the sections titled “Risk Factors — Risks Related to TMTG’s Business — TMTG’s business is highly competitive. Competition presents an ongoing threat to the success of TMTG’s business. If TMTG is unable to compete effectively for users and advertiser spend, TMTG’s business and operating results could be harmed,” and “Risk Factors — Risks Related to TMTG’s Business — The loss of key personnel or the inability of replacements to quickly and successfully perform in their new roles could adversely affect TMTG’s business.”

Sales and Marketing

Pending access to additional capital, TMTG intends to have a sales force and sales support staff that is focused on attracting and retaining advertisers. TMTG expects that its sales force and sales support staff will assist advertisers throughout the advertising campaign cycle, from pre-purchase decision making to real-time optimizations as they utilize TMTG’s campaign management tools, and to post-campaign analytics reports to assess the effectiveness of their advertising campaigns.

TMTG expects that its marketing campaigns will focus on celebrating and highlighting the voices of all people who make Truth Social unique. TMTG believes advertisers could eventually be attracted to a platform that encourages free and open debate among all users rather than to a platform that seeks to silence diverse perspectives—including views held by large swaths of Americans.

License Agreement

TMTG has entered into a royalty-free license agreement with President Trump and DTTM Operations, LLC, an entity that licenses President Trump’s name and regulates his personal media assets and is beneficially wholly owned by President Trump (the “Licensor”). The License Agreement required TMTG to pay $100 upon the execution of this License Agreement and that such amount constituted full consideration and a fully paid-up royalty covering the entire term of the License Agreement for the licenses granted in the License Agreement. TMTG has not paid any other amounts to Licensor pursuant to the License Agreement.

Under the License Agreement, as amended, TMTG has a royalty-free license to use “Trump Media & Technology Group Corp.” as its name. In addition, TMTG has a royalty-free license to use the name and likeness of President Trump, solely as necessary for TMTG to commercialize its social media platform. The License Agreement prohibits use of President Trump’s name or likeness for any other purpose and specifically excludes any use in connection with political activities, including political messaging, political fundraising, get-out-the vote efforts and uses that are controlled by or supportive of any political committees, candidates, policies or initiatives or associated with advocacy or electioneering. All uses of (and any modifications to) President Trump’s name or likeness are subject to his prior approval. Further, the quality of any products or services offered under the License Agreement in connection with President Trump’s name or likeness is subject to his control, and those products or services must in any event satisfy the highest standards for quality and reputation. The rights granted to use President Trump’s name and likeness do not extend to any other member of his family.

Until February 2, 2025, (the “TMTG Social Media Exclusivity Term”), President Trump has agreed to channel non-political communications and posts coming from his personal profile to the Truth Social platform before posting that same social media communication and/or post to any other social media platform that is not Truth Social (collectively, “Non-TMTG Social Media”) until the expiration of the “DJT/TMTG Social Media 6-Hour Exclusive” which means the period commencing when President Trump posts any social media communication onto the Truth Social platform and ending six (6) hours thereafter; provided that he may post social media communications from his personal profile that he deems, in his sole discretion, to be politically-related on any social media site at any time, regardless of whether that post originates from a personal account. As a candidate for president, most or all of President Trump’s social media posts may be deemed by him to be politically related. Consequently, TMTG may lack any meaningful remedy if President Trump minimizes his use of Truth Social. Additionally, none of the limitations or exclusivity contained in the License Agreement shall apply to any business ventures of President Trump or The Trump Organization or their respective affiliates.

Unless notice is given, the TMTG Social Media Exclusivity Term extends in perpetuity for additional 180-day terms. In the event of a force majeure as described in the License Agreement that lasts longer than three days, or if the TMTG Platform is not available to President Trump for a period of three or more consecutive days, President Trump shall have the right to invoke the suspension of the “DJT/TMTG Social Media 6-Hour Exclusive.” If the TMTG Social Media Exclusivity Term were to expire but the License Agreement remained in effect, President Trump would be required to post non-political communications contemporaneously to Truth Social and Non-TMTG Social Media. However, that obligation would also exempt any communications that President Trump deems, in his sole discretion, to be politically-related.

President Trump has the right to terminate the License Agreement if (i) the quality of any product or service falls below the required level and is not restored immediately (but not later than 30 days) after notification or (ii) TMTG causes or permits (a) any use of President Trump’s name, likeness or other characteristic in any manner that denigrates or ridicules the name, image or reputation of President Trump, any member of his family, or any of his or her business properties, (b) uses of such name, likeness or other characteristic other than as permitted in the License Agreement, (c) alternations or distortions of such name, likeness or other characteristic without President Trump’s written consent, or (d) creation of any direct, indirect or implied endorsement or commercial tie-in with any product or service that is not offered by TMTG, and the applicable foregoing condition ((a)-(d)) is not cured within thirty days after notice. The license is in any event revocable by President Trump and subject to all of the conditions and limitations in the License Agreement.

See “Risk Factors — Risks Related to our Chairman President Donald J. Trump — The License Agreement will terminate on December 31, 2024, unless TMTG becomes listed on a public stock exchange before that date.”

The License Agreement also provides that, if it is not sooner terminated, and if TMTG becomes listed on a public market exchange in the United States via, inter alia, the Business Combination before December 31, 2024, the term of the License Agreement will continue in perpetuity, except that it may be terminated by TMTG for convenience or by President Trump for a breach of TMTG’s obligation to ensure that any products or services offered or marketed using President Trump’s name or likeness meet the highest standards of quality and reputation if such breach is not cured immediately (but no later than 30 days) after notification. TMTG does not currently intend to terminate the License Agreement.

President Trump has agreed not to compete with Truth Social by founding, developing or obtaining a controlling interest in a social media platform that includes one or more material features that directly compete with any of the material features of Truth Social. President Trump may otherwise compete with Truth Social, including by managing or otherwise working with any other social media platform.

TMTG may not terminate the License Agreement based on the personal or political conduct of President Trump, even if such conduct could negatively reflect on TMTG’s reputation or brand or be considered offensive, dishonest, illegal, immoral, or unethical, or otherwise harmful to TMTG’s brand or reputation. Further, TMTG may be obligated to indemnify President Trump for any losses of any type that relate in any way to the License Agreement, including any such losses attributable to President Trump’s own offensive, dishonest, illegal, immoral, unethical, or otherwise harmful conduct.

Intellectual Property

One of the core strengths of TMTG’s business is its intellectual property portfolio and unique experience, both of which guide product development activities and TMTG’s approach to intellectual property filings.

TMTG’s future success and competitive position depend in part upon its ability to obtain and maintain protection of its proprietary technologies. TMTG also relies on a combination of non-disclosure agreements and other contractual provisions, as well as its employees’ commitment to confidentiality and loyalty, to protect TMTG’s technology and processes. Further, as noted above, TMTG has entered into the License Agreement with President Trump, and DTTM Operations, LLC, for the right to use the likeness of President Trump.

TMTG seeks to protect its intellectual property rights by relying on federal, state, and common law rights in the United States and other countries, as well as contractual restrictions. TMTG will enter into confidentiality and invention assignment agreements with its employees and contractors, and confidentiality agreements with other third parties, in order to limit access to, and disclosure and use of, TMTG’s confidential information and proprietary technology. In addition to these contractual arrangements, TMTG also relies on a combination of trademarks filed in the name of T Media Tech LLC and Trump Media & Technology Group Corp., trade dress, domain names, copyrights, trade secrets and patents to help protect its brand and its other intellectual property.

On February 14, 2023, a trademark for “TRUTH SOCIAL” in classes 21 and 25 was registered with USPTO by T Media Tech LLC for use with cups, mugs and certain types of clothing. Trademark applications for “Truth Social” in classes 9 and 42; for “RETRUTH” in classes 9, 35, 38, 41, 42, and 45; for “TRUTHSOCIAL” in classes 9, 35, 38, 41, 42 and 45; and for “TRUTHPLUS” in classes 9, 35, 38, 41, and 42 are the subject of suspension notices received from USPTO on October 24, 2022; January 13, 2023; February 14, 2023 and February 17, 2023, respectively, in each case based on alleged similarity to existing registered (and pending) trademarks. In particular, the USPTO has issued non-final rejections of all of the foregoing applications to register marks for use with a social media network or a streaming video service. Although TMTG has pursued certain appeal rights, there can be no assurance that TMTG will be able to overcome the objections of the trademark examiner or that the challenged marks will be approved. Several additional trademark applications remain pending, but have not been the subject of adverse action by USPTO.

TMTG may be unable to obtain patent or trademark protection for its technologies and brands, and any patents or trademarks that may be issued in the future, may not provide TMTG with competitive advantages or distinguish its products and services from those of its competitors. In addition, any patents and trademarks may be contested, circumvented, or found unenforceable or invalid, and TMTG may not be able to prevent third parties from infringing, diluting or otherwise violating them. For example, TMTG is currently evaluating its options with respect to apparent bad faith registrations of the Truth Social trademark in the European Union and Sweden.

Companies in the Internet, technology, and media industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert their rights in order to extract value from technology companies. TMTG expects to face future allegations that TMTG has infringed or otherwise violated the patents, copyrights, trademarks, trade secrets, and other intellectual property rights of third parties, including its competitors and non-practicing entities. As TMTG faces increasing competition and as its business grows, TMTG will likely face more intellectual property-related claims and litigation matters. For additional information, see the sections titled “Risk Factors — Risks Related to TMTG’s Business — If TMTG’s trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by TMTG’s competitors, the value of TMTG’s brand and other intangible assets may be diminished, and TMTG’s business may be adversely affected. The USPTO has issued a non-final rejection of TMTG’s or its affiliate’s applications to register the trademarks “Truth Social” and “TRUTHSOCIAL” for use with a social media network because of alleged similarity to other registered and pending trademarks. If TMTG is unable to overcome the objections of the trademark examiner to successfully register the pending “Truth Social” and “TRUTHSOCIAL” trademarks with the USPTO and otherwise protect TMTG’s intellectual property, the value of TMTG’s brand and other intangible assets may be diminished, TMTG may be forced to rebrand its offerings, and TMTG’s business may be adversely affected.”

Government Regulation

TMTG is subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to TMTG’s business. These laws and regulations may involve privacy, rights of publicity, data protection, content regulation, intellectual property, competition, protection of minors, consumer protection, taxation, or other subjects. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted in ways that could harm TMTG’s business and revenue. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which TMTG operates.

TMTG is also subject to federal, state, and foreign laws regarding privacy and the protection of user data, and most recently updated Truth Social’s privacy policy in accordance with such laws in December 2022. In the U.S., state privacy laws such as the California Consumer Privacy Act, as amended by the California Privacy Rights Act, the Arkansas Social Media Safety Act, and the Utah Social Media Regulation Act, the Texas Capture or Use of Biometric Identifiers Act, the Illinois Biometric Information Privacy Act, and others may affect TMTG. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies, and foreign governments concerning data protection that could affect TMTG. Foreign data protection, privacy, consumer protection, content regulation and other laws and regulations are often more restrictive than those in the United States. For example, the CCPA, as amended by the CPRA, provide new data privacy rights for consumers and new operational requirements for companies, effective in 2020 and 2023 respectively. The CCPA gives California residents rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used, and shared. The CCPA provides for civil penalties for violations and creates a private right of action for security breaches that could lead to consumer class actions and other litigation against the Company. Truth Social as an internet platform is subject to 47 U.S. Code § 230 and COPPA in addition to the regulations discussed above. The FTC has adopted revisions to COPPA that expands liability for the collection of information by operators of websites and other electronic solutions that are directed to children. 47 U.S. Code § 230 provides a potential defense for Truth Social from incurring liability for restricting access to or the availability of material that a user may consider to be obscene, lewd, lascivious, filthy, excessively violent, harassing, or otherwise objectionable whether or not such material is protected by the First Amendment of the U.S. Constitution. However, such defense may be costly financially. Pursuant to the statute, Truth Social will at the time of entering an agreement with a customer, notify such customer that parental control protections (such as computer hardware, software, or filtering services) are commercially available and may assist the customer in limiting access to material that is harmful to minors. For example, the Company is subject to the GDPR, which applies to all members of the EEA and, in some circumstances, to processors in a state outside the EEA including any business, regardless of its location, that provides goods or services to individuals located in the EEA. The GDPR imposes significant obligations on data controllers and data processors, requiring the implementation of more stringent requirements for the processing of personal data. If the Company fails to comply with the GDPR, it may lead to regulatory investigation with possible enforcement of monetary penalties ranging from 10 million to 20 million euro, or 2% to 4% of annual worldwide revenue (whichever is higher), private or class action lawsuits and/or reputational damage.

On July 10, 2023, the European Commission adopted an adequacy decision concluding that the United States ensures an adequate level of protection for personal data transferred from the European Union to organizations in the United States that are included in the “Data Privacy Framework List,” which is maintained by the U.S. Department of Commerce pursuant to the EU-U.S. Data Privacy Framework. The impact of the European Commission’s adequacy decision is complex, evolving, and may be reviewed by the CJEU. A future invalidation of the Privacy Shield by the CJEU will create additional uncertainty and mean there are few if any viable alternatives to the Privacy Shield and the SCCs for the foregoing purposes, which may lead to government enforcement actions, litigation, fines and penalties or adverse publicity that could have an adverse effect on TMTG’s reputation and business.

Further, in Canada, the Company is subject to Canada’s PIPEDA. PIPEDA provides Canadian residents with privacy protections and sets out rules for how companies may collect, use and disclose personal information in the course of commercial activities.

Truth Social users may be restricted from accessing Truth Social from certain countries, and other countries may intermittently restrict access to Truth Social. It is possible that other governments may seek to restrict access to or block TMTG’s website or mobile applications, censor content available through TMTG’s products or impose other restrictions that may affect the accessibility or usability of TMTG for an extended period of time or indefinitely.

For additional information, see the section titled “Risk Factors — Risks Related to TMTG’s Business — TMTG’s business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to TMTG’s business practices, increased cost of operations, or declines in user growth or engagement, or otherwise harm TMTG’s business.”

Litigation

TMTG may be a party to routine claims or litigation incidental to its business. On May 20, 2023, TMTG filed a $3.8 billion defamation lawsuit in Florida state court against the Washington Post, in connection with statements in a May 13, 2023 article that TMTG alleges were false and defamatory. On July 12, 2023, the Washington Post removed the case to federal court, where it remains pending as of December 11, 2023.

On November 20, 2023, in connection with reporting about TMTG’s financial results, TMTG filed a lawsuit for defamation and injurious falsehood in Florida state court against 20 media defendants. TMTG and one defendant – Nexstar, which owns The Hill – subsequently agreed to resolve their dispute outside of court, to both parties’ mutual satisfaction. In connection with such resolution, The Hill retracted a November 13, 2023 article, and TMTG’s lawsuit was dismissed as to Nexstar on December 4, 2023. All other terms of TMTG’s settlement with Nexstar remain confidential, and TMTG’s lawsuit is proceeding against all other defendants.

TMTG is currently not a party to any pending legal proceeding that is likely to have a material adverse effect on its business, financial condition, or results of operations.

However, the nature of TMTG’s business may expose TMTG to claims related to defamation, rights of publicity and privacy, and personal injury torts resulting from information that is published or made available on TMTG’s platform. This risk is enhanced in certain jurisdictions outside the United States where TMTG’s protection from liability for content published on its platform by third parties may be unclear and where TMTG may be less protected under local laws than it is in the United States. Although the results of the legal proceedings, claims and government investigations in which TMTG is involved cannot be predicted with certainty, TMTG does not believe that there is a reasonable possibility that the final outcome of these matters will have a material adverse effect on its business, financial condition or operating results.

Future litigation may be necessary, among other things, to defend TMTG, its platform partners, and its users by determining the scope, enforceability, and validity of third-party proprietary rights or to establish TMTG’s proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on TMTG because of defense and settlement costs, diversion of management resources and other factors.

TMTG may also be subject to a greater degree of stockholder derivative suits and other matters than is typical for a public company by individuals or entities that become stockholders that are opposed to any initiative undertaken by TMTG’s Chairman.

Employees

As of September 30, 2023, TMTG had approximately 36 full-time employees.

TMTG’s Management

TMTG’s current directors, executive officers and key employees are listed below.

Name	Age	Position
President Donald J. Trump	77	Chairman and Director
Devin G. Nunes	50	Chief Executive Officer and Director
Phillip Juhan	49	Chief Financial Officer
Andrew Northwall	37	Chief Operating Officer
Vladimir Novachki	36	Chief Technology Officer
Sandro De Moraes	49	Chief Product Officer
Scott Glabe	40	General Counsel
Donald J. Trump, Jr.	45	Director
Kashyap “Kash” Patel	43	Director
Daniel Scavino Jr.	47	Director

President Donald J. Trump, TMTG’s Chairman and Director, served as the 45th President of the United States from 2017 to 2021 after defeating more than a dozen seasoned opponents during the 2016 primaries to win the Republican nomination for the presidency. President Trump’s campaign was notable for his innovative use of social media, and he was named Time Magazine’s Person of the Year for 2016. As the nation’s chief executive, President Trump—among many other accomplishments—spearheaded a major tax reform bill; nominated three Supreme Court Justices who were confirmed by the Senate; established the sixth branch of the U.S. Armed Forces; and signed into law the First Step Act, which addressed mass incarceration at the federal level and passed with overwhelming bipartisan support in Congress. Through his pro-American policies on trade, taxes, energy, regulation, immigration, and healthcare, President Trump ushered in a period of unprecedented economic growth, job creation, soaring wages, and booming incomes. By restoring America’s prestige and advancing a policy of principled realism, President Trump forged historic peace agreements in the Middle East, withdrew troops from endless conflicts, confronted oppressive communist and socialist regimes, advanced stability around the world, and strengthened the North Atlantic Treaty Organization and other international alliances and partnerships by getting other nations to contribute their fair share. President Trump earlier served as president of The Trump Organization. Under President Trump’s leadership, The Trump Organization was involved in a myriad of projects both in the United States and abroad, including hotels, resorts, residential and commercial buildings, casinos, and golf courses. In 2007, President Trump was awarded a star on the Hollywood Walk of Fame to honor his work as a Miss Universe pageant producer while co-owner of the Miss Universe Organization. In 2004, “The Apprentice” debuted on network television, co-produced by and starring President Trump, and ran for fourteen seasons. President Trump graduated from the Wharton School of the University of Pennsylvania in 1968 with a B.S. degree in economics. TMTG believes that as a result of his vast business experience and his former role as president of the United States, President Trump embodies an iconic brand and brings invaluable entrepreneurial and leadership skills to TMTG’s board.

Devin G. Nunes, TMTG’s Chief Executive Officer and a Director since 2022, previously served in the U.S. House of Representatives from 2011 to 2022. He was the Republican leader and former Chairman of the House Permanent Select Committee on Intelligence (“HPSCI”), a senior Republican on the Ways and Means Committee, and the Republican leader of the Ways and Means Health Subcommittee. Mr. Nunes was a vital contributor to the 2017 tax system overhaul, authoring a key provision to allow same-year expensing of all business investments for entrepreneurs and businesses. He also championed telemedicine to improve healthcare in underserved, rural areas. In his role on HPSCI, Mr. Nunes spent extensive time overseas working with U.S. military personnel, Central Intelligence Agency officials, and world leaders while promoting freedom and democratic values around the globe. During his time in Congress, many regarded Mr. Nunes as the House of Representatives’ preeminent investigator of government malfeasance and corruption; he was awarded the Presidential Medal of Freedom, America’s highest civilian honor, in 2021. Mr. Nunes graduated from Cal Poly San Luis Obispo, where he received a bachelor’s degree in agricultural business and a master’s degree in agriculture. He is the author of “Restoring the Republic” and “Countdown to Socialism,” and was an early and prominent critic of big tech censorship. TMTG believes that Mr. Nunes’s leadership experience, familiarity with public scrutiny, and media savvy add unique and significant value to TMTG’s board and executive management team.

Phillip Juhan, TMTG’s Chief Financial Officer, has over 20 years of progressive experience in finance leadership roles. From March 2020 until July 2021, Mr. Juhan served as the Chief Financial Officer of Town Sports International Holdings, Inc., a public company listed on the Nasdaq (CLUBQ) which owned and operated fitness clubs in the Northeast and mid-Atlantic regions of the United States, as well as in California, Florida, Puerto Rico, and Switzerland. During this time, Mr. Juhan led an organizational restructuring by optimizing the company’s portfolio of assets and recapitalizing the balance sheet, raising $100 million of fresh capital to position the company for a post-pandemic recovery. From August 2018 until his appointment as CFO in March 2020, Mr. Juhan was Vice President of Business Operations for Town Sports. Previously, Mr. Juhan worked in the Investment Banking Divisions of Prudential Financial (from June 2022 to May 2006) and the Bank of Montreal (from July 2007 to March 2014), where he led consumer focused research within the Financial Services (Real Estate, Gaming and Lodging) and Consumer (Broadlines Retail and Restaurants) sectors. Mr. Juhan attended the U.S. Air Force Academy where he earned the Western Athletic Conference Scholar Athlete Award while playing football for the Falcons. In 1998, he graduated magna cum laude from The Georgia Institute of Technology, earning a Bachelor of Science in Management with a concentration in Finance. TMTG believes that Mr. Juhan’s vast experience in evaluating business operations, financial results, valuations, and strategic alternatives for companies across a diverse group of industries makes him a valuable member of its management team.

Andrew Northwall, TMTG’s Chief Operating Officer since December 2021, is a successful entrepreneur with over fifteen years’ experience building and maintaining high-availability web applications and technologies for government affairs and political organizations. From June 2021 until October 2021, he served as Chief Architect at Parler, a free-speech-focused social networking service, to help restore Parler to functionality after it was cut off from the Internet by a consortium of big tech companies. Mr. Northwall also worked extensively with successful political campaigns, government entities, and non-profits serving as CEO of NorthStar Campaign Systems (March 2008 to December 2016), CEO of EZPolitix (December 2015 to December 2021) and owner and president of Northwall Strategies (November 2016 to December 2021). Mr. Northwall attended the University of Nebraska at Omaha, where he studied political science. He oversees general business operations and work with TMTG’s technologists to successfully develop and maintain products. TMTG believes that Mr. Northwall’s political, entrepreneurial, and operational experience will add significant value to TMTG.

Sandro De Moraes, TMTG’s Chief Product Officer, has over a decade of experience leading teams in building customer-facing products that deliver business value. He previously held product management leadership roles at Blue Shield of California, a health insurance provider with over $24 billion in annual revenues; BOLD North America, a fast-growing business support services corporation; and two social networking startups Mr. De Moraes co-founded. He has a Bachelor of Science in Business Management and Marketing from Cornell University and a Master of Business Administration from the University of Geneva, Switzerland. Mr. De Moraes sets product vision, builds the product organization, and ensures that all roles within it are performed efficiently and effectively to deliver on TMTG’s strategic and business objectives. TMTG believes that Mr. De Moraes’ extensive experience with product management, consumer mobile applications, analytics and user-centric design, along with his business acumen and alignment with TMTG’s mission makes him a valuable member of TMTG’s management.

Vladimir Novachki, TMTG’s Chief Technology Officer since June 2023, has more than a decade of experience engineering software and developing high-performance, scalable web applications that can handle a large volume of real-time users. Between March 2012 and January 2023, Mr. Novachki was an employee at Cosmic Development, a Canadian IT support services company and served as its Chief Technology Officer beginning in 2016. During that time, Cosmic Development developed many projects, including Little Things (a top Facebook publisher in 2017), Bookmark, America’s Funniest Home Videos and TMTG’s partner, Rumble. In

2010, while unaffiliated with any company, Mr. Novachki created one of the first Android mobile applications. Mr. Novachki holds a Bachelor in Computer Science and Engineering degree from the Faculty of Electrical Engineering and Information Technologies in Skopje. He also pursued a master’s degree in Software Engineering from the Faculty of Computer Science and Engineering in Skopje. Mr. Novachki brings impressive breadth, depth, and expertise in the technology sector to our management team and TMTG believes his creativity and ingenuity will be critical to successfully implementing its vision.

Scott Glabe, TMTG’s General Counsel since April 2022, is a seasoned attorney and counselor. He was most recently a Partner at an Am Law 100 firm from February 2021 until April 2022, where his practice focused on investigations and compliance. Mr. Glabe previously led a 200-person team including members of the Office of Cyber, Infrastructure, Risk and Resilience—as Acting Under Secretary for Policy at the U.S. Department of Homeland Security (DHS) from July 2020 until January 2021. Mr. Glabe also served in multiple other positions at DHS beginning in May 2019. Before DHS, he represented the White House as an Associate Counsel to President Trump from February 2019 until May 2019 and worked for the U.S. House of Representatives in progressively senior legal and policy roles from April 2015 until February 2019. Earlier in his career, Mr. Glabe practiced in the Washington office of an international law firm from October 2013 to April 2015, clerked for a federal appellate judge from October 2012 to September 2013, and served as an intelligence officer in the U.S. Navy Reserve including time in inactive reserve, from September 2008 until January 2020 (including time in the inactive reserve). He is a graduate of Yale Law School and Dartmouth College. TMTG believes that Mr. Glabe’s wide-ranging legal, leadership, and crisis management experience make him a valuable addition to the management team.

Donald J. Trump, Jr., TMTG Director, is an Executive Vice President at The Trump Organization, where he helps oversee the company’s extensive real estate portfolio, media and other business interests around the globe. Over the course of his career, Mr. Trump has played a critical role in many of the company’s most successful real estate development projects, including the Trump International Hotel & Tower in Chicago, Trump International Hotel in Washington D.C. and many others. Mr. Trump’s involvement in those projects was extensive, ranging from the initial deal evaluation stage, analysis and pre-development planning to construction, branding, marketing, operations, sales, and leasing. Mr. Trump has also spearheaded efforts to further expand the Trump brand globally and has overseen large segments of The Trump Organization’s commercial leasing business involving properties such as Trump Tower on Fifth Avenue and 40 Wall Street in downtown Manhattan. In addition to his real estate interests, Mr. Trump is an accomplished and sought-after speaker. He has spoken extensively throughout the United States and around the world and maintains an influential social media presence. He was also featured as an advisor on the highly acclaimed NBC shows “The Apprentice” and the “The Celebrity Apprentice.” Mr. Trump received his bachelor’s degree in Finance and Real Estate from the Wharton School of Finance at the University of Pennsylvania. TMTG believes that he brings to the board his extensive business experience and close alignment with TMTG’s mission and values.

Kashyap “Kash” Patel, TMTG Director, is founder and president of The Kash Foundation, Inc., which supports educational and legal efforts to facilitate government transparency, since 2022. Mr. Patel also currently serves as a national security adviser to Donald J. Trump as a private citizen on behalf of Save America PAC. He previously served as the Chief of Staff at the Department of Defense (DOD) from November 2020 to January 2021, where his responsibilities included implementing the Secretary’s mission leading 3 million plus personnel, operating a $740 billion budget, and managing $2 trillion in assets. Before the DOD, from January 2019 to October 2021, Mr. Patel served as Senior Director for Counterterrorism (CT) on the National Security Council (NSC); acting principal deputy at the Office of the Director of National Intelligence (ODNI) from April 2021 to July 2021; and National Security Advisor and Senior Counsel for the U.S. House of Representatives Permanent Select Committee on Intelligence (HPSCI) from April 2017 to December 2018. Prior to HPSCI, Mr. Patel was a career national security prosecutor at the Department of Justice (DOJ) during the Obama administration from 2014 to 2017. At DOJ, he coordinated investigations around the globe and served as a Liaison Officer to Joint Special Operations Command (JSOC). Mr. Patel began his career in 2005 as a public defender, trying scores of complex cases in federal and state courts. He completed his undergraduate studies at the University of Richmond before returning to his native New York to earn his law degree. TMTG believes that Mr. Patel brings to the board extensive experience leading complex organizations and advising senior leaders; he is also a passionate advocate for those who have been silenced by big tech.

Daniel Scavino Jr., TMTG Director, previously served as Deputy Chief of Staff for Communications and Director of Social Media at the White House. In these and other roles, he has helped develop and expand President Trump’s social media presence and influence. Mr. Scavino also served as executive vice president and general manager of the Trump National Golf Club—Westchester. He is a graduate of SUNY Plattsburgh. TMTG believes that Mr. Scavino brings to the TMTG board unique social media savvy and decades of experience promoting the Trump brand.

Except as provided below, TMTG officers and directors (“TMTG Management”) have not been the subject of any events that occurred during the past ten years that are material to an evaluation of the ability or integrity of a director, person nominated to become a director or executive officer of a company such as ours, as it is required to be reported by Item 401(f) and (g) of Regulation S-K, including the following events:

1. Any bankruptcy petition filed by or against any business of which TMTG Management were a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

2. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding.

3. An order, judgment, or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting TMTG Management involvement in any type of business, securities or banking activities.

4. Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

1. President Donald J. Trump, Chairman and Director: See Risk Factor: Donald J. Trump is the subject of numerous legal proceedings, the scope and scale of which are unprecedented for a former President of the United States and current candidate for that office. An adverse outcome in one or more of the ongoing legal proceedings in which President Trump is involved could negatively impact TMTG and its Truth Social platform.

2. Donald J. Trump, Jr. is a named defendant in the New York Attorney General’s case mentioned in Risk Factor: Donald J. Trump is the subject of numerous legal proceedings, the scope and scale of which are unprecedented for a former President of the United States and current candidate for that office. An adverse outcome in one or more of the ongoing legal proceedings in which President Trump is involved could negatively impact TMTG and its Truth Social platform. In a decision dated November 3, 2022, the court ordered that an independent monitor be appointed to oversee compliance with the court’s order enjoining the defendants from, among other things, selling, transferring or otherwise disposing of certain assets of Donald Trump. In a decision dated September 26, 2023, the court found that the defendants were liable for persistent violations of New York Executive Law 63(12). Pursuant to that same order, the court also ordered that an independent receiver be appointed to oversee the dissolution of certain entities owned by the defendants.

3. Phillip Juhan, Chief Financial Officer: In March of 2020, Mr. Juhan became the CFO at Town Sports International Holdings, Inc., a public company (listed on the Nasdaq) that operated nearly 200 “big box” fitness clubs. The majority of the company’s assets were in markets such as New York, Boston, D.C., and Philadelphia, where governmental COVID restrictions forced gyms to close for up to six months during 2020. The disruption to cash flow and uncertainty of business recovery precluded Town Sports from refinancing its (~$180M) term loan that came due during the year. As a result, the Company was forced to file for bankruptcy and restructure its business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TMTG

The following discussion and analysis of TMTG’s financial condition and results of operations should be read in conjunction with TMTG’s financial statements and related notes that appear elsewhere in this proxy statement/prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere, particularly in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus.

Overview

TMTG aspires to build a media and technology powerhouse to rival the liberal media consortium and promote free expression. TMTG was founded to fight back against the big tech companies—Meta (Facebook, Instagram, and Threads), X (formerly Twitter), Netflix, Alphabet (Google), Amazon and others—that it believes collude to curtail debate in America and censor voices that contradict their woke ideology. TMTG aims to safeguard public debate and open dialogue, and to provide a platform for all users to freely express themselves.

TMTG was incorporated on February 8, 2021, and launched its first product, Truth Social, which is a social media platform aiming to end big tech’s assault on free speech by opening up the Internet and giving the American people their voices back. It is a public, real-time platform where any user can create content, follow other users, and engage in an open and honest global conversation without fear of being censored or cancelled due to their political viewpoints. TMTG does not restrict whom a user can follow, which it believes will greatly enhance the breadth and depth of available content. Additionally, users can be followed by other users without requiring a reciprocal relationship, enhancing the ability of TMTG users to reach a broad audience.

Truth Social was generally made available in the first quarter of 2022. TMTG prides itself on operating its platform, to the best of its ability, without relying on big tech companies. Partnering with pro-free-speech alternative technology firms, TMTG fully launched Truth Social for iOS in April 2022. TMTG debuted the Truth Social web application in May 2022, and the Truth Social Android App became available in the Samsung Galaxy and Google Play stores in October 2022. TMTG introduced direct messaging to all versions of Truth Social in 2022, released a “Groups” feature for users in May 2023, and announced the general availability of Truth Social internationally in June 2023. Since its launch, Truth Social has experienced substantial growth, from zero to an aggregate of approximately 8.9 million signups for Truth Social via iOS, Android and the web as of the date of this proxy statement/prospectus. However, investors should be aware that since its inception, TMTG has not relied on any specific key performance metric to make business or operating decisions. Consequently, it has not been maintaining internal controls and procedures for periodically collecting such information, if any. While many mature industry peers may gather and analyze certain metrics, given the early development stage of the Truth Social platform, TMTG’s management and board believe that such metrics are not critical in the near future for the business and operation of the platform. This stance is due to TMTG’s long-term commitment to implementing a robust business plan, which may involve introducing innovative features and potentially incorporating new technologies, such as advanced video streaming services on its platform. These initiatives may enhance the range of services and experiences TMTG can offer on its Truth Social platform.

At this juncture in its development, TMTG believes that adhering to traditional key performance indicators, such as signups, average revenue per user, ad impressions and pricing, or active user accounts including monthly and daily active users, could potentially divert its focus from strategic evaluation with respect to the progress and growth of its business. TMTG believes that focusing on these KPIs might not align with the best interests of TMTG or its shareholders, as it could lead to short-term decision-making at the expense of long-term innovation and value creation. Therefore, TMTG believes that this strategic evaluation is critical and aligns with its commitment to a robust business plan that includes introducing innovative features and new technologies. See the section below titled “— Key Operating Metrics” and the section titled “Risk Factors — Risk Factors Related to TMTG — TMTG does not currently, and may never, collect, monitor or report certain key operating metrics used by companies in similar industries.”

To foster a flourishing digital public forum, TMTG seeks to prevent illegal and other prohibited content from contaminating its platform. In accordance with Truth Social’s terms of service, illegal and prohibited content includes, but is not limited to, depictions or threats of violence, harassment, incitement of or threats of physical harm. Using human moderators and an artificial intelligence vendor known as HIVE, Truth Social has developed what TMTG believes is a robust, fair, and viewpoint-neutral moderation system and that its moderation practices are consistent with, and indeed help facilitate, TMTG’s objective of maintaining “a public, real-time platform where any user can create content, follow other users, and engage in an open and honest global conversation without fear of being censored or cancelled due to their political viewpoints.” See “Risk Factors — Risks Related to TMTG’s Business — TMTG may be subject to greater risks than typical social media platforms because of the focus of its offerings and the involvement of President Trump. These risks include active discouragement of users, harassment of advertisers or content providers, increased risk of hacking of TMTG’s platform, lesser need for Truth Social if First Amendment speech is not suppressed, criticism of Truth Social for its moderation practices, and increased stockholder suits.”

To date, TMTG has relied primarily on bridge financing, in the form of convertible promissory notes, to build the Truth Social platform. TMTG aims to use the funds available as a result of the Business Combination to catalyze growth, including through strategic investments in marketing, advertising sales, and the technology described below, while continuing to prioritize feature development and user experience. TMTG has historically incurred operating losses and negative cash flows from operating activities. For the reasons described below, TMTG expects to continue to incur operating losses and negative cash flows from operating activities for the foreseeable future, as it works to expand its user base, attracting more platform partners and advertisers. TMTG’s ability to become profitable and generate positive cash flow depends on TMTG’s success in growing its user base, platform partners, and advertisers after the consummation of the Business Combination. This growth is expected to come from the overall appeal of the Truth Social Platform. TMTG may enhance this appeal through new initiatives or by acquiring new technologies. TMTG has conducted extensive technological due diligence regarding, and has begun testing, a particular, state-of-the-art technology that supports video streaming and provides a “home” for cancelled content creators, and which TMTG aims to acquire and incorporate into its product offerings and/or services as soon as practicable. Such initiatives and potential acquisitions are still preliminary and subject to material changes and risks, some of which are beyond TMTG’s control. Given these uncertainties, TMTG believes it is premature for TMTG to predict when it will attain profitability and positive cash flows from its operations. See “Risk Factors — Risks Related to TMTG” and “Information About TMTG – Company Growth Strategy.”

In order to fund its operations, TMTG issued seven (7) convertible promissory notes in the aggregate principal amount of $5,340,000 from May 2021 through October 2021. We then raised an additional $17,500,000 via issuing five (5) convertible promissory notes from November 2021 through December 2021. From January 2022 through March 2022, we raised an additional $15,360,000 via issuing six (6) convertible promissory notes. TMTG did not raise any additional capital via the issuance of promissory notes between April 2022 and July 2023. On August 23, 2023, TMTG issued a convertible promissory note in the principal amount of $2,500,000. See the section titled “— Liquidity and Capital Resources” below.

The mailing address of TMTG’s principal executive office is 401 N. Cattlemen Rd., Suite 200; Sarasota, FL 34232.

Recent Developments

Business Combination

On October 20, 2021, TMTG entered into a Merger Agreement with Merger Sub, Digital World, the Sponsor, in the capacity as Digital World’s representative for certain stockholders, and TMTG’s General Counsel, in the capacity as the representative for stockholders of TMTG. The Merger Agreement was amended on May 11, 2022, August 9, 2023, and September 29, 2023.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, upon the Closing, Merger Sub will merge with and into TMTG, with TMTG continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Digital World. In the Merger, (i) all shares of TMTG common stock issued and outstanding immediately prior to the Effective Time (other than those properly exercising any applicable dissenters rights under Delaware law) will be converted into the right to receive the Merger Consideration, (ii) each outstanding option to acquire shares of TMTG common stock (whether vested or unvested) will be assumed by the Company and automatically converted into an option to acquire shares of the Company’s common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of TMTG common stock into the Merger Consideration, and (iii) each outstanding restricted stock unit of TMTG will be converted into a restricted stock unit relating to shares of Digital World’s common stock. Each TMTG Convertible Note that is outstanding immediately prior to the Effective Time will automatically convert immediately prior to the Effective Time into a number of shares of TMTG common stock as such TMTG Convertible Note would automatically convert upon the consummation of a business combination with Digital World, in accordance with each such TMTG Convertible Note. At the Closing, Digital World will change its name to “Trump Media & Technology Group Corp.”

Notwithstanding the legal form of the Merger pursuant to the Merger Agreement, the Merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP because TMTG has been determined to be the accounting acquirer under ASC 805 under both the Minimum Redemption and Maximum Redemption scenarios. The determination is primarily based on the evaluation of the following facts and circumstances taking into consideration both the minimum Redemption and maximum Redemption scenarios:

•	The pre-combination equity holders of TMTG will hold the majority of voting rights in Combined Entity;

•	The pre-combination equity holders of TMTG will have the right to appoint the majority of the directors on the Combined Entity Board;

•	TMTG senior management (executives) will be the senior management (executives) of the Combined Entity; and

•	Operations of TMTG will comprise the ongoing operations of the Combined Entity.

Under the reverse recapitalization model, the Merger will be treated as TMTG issuing equity for the net assets of Digital World, with no goodwill or intangible assets recorded.

Upon the Closing, President Trump will beneficially own at least 58.1% of the voting power of the outstanding New Digital World common stock. As of the date of this prospectus, President Trump controls 90% of TMTG’s outstanding voting power due to his ownership of 90% of the outstanding shares of TMTG common stock.

Convertible Promissory Notes

Through September 30, 2023, TMTG issued convertible promissory notes in the aggregate principal amount of $40,700,000 that accrue interest at a range between 5% and 10% per annum until converted. See the section titled “— Liquidity and Capital Resources” below.

Key Factors Affecting Results of Operations

Inflation and the Global Supply Chain

Currently the U.S. economy is experiencing a bout of increased inflation, resulting in rising prices. The U.S. Federal Reserve, as well as its counterparts in other countries, have engaged in a series of interest rate hikes in an effort to combat rising inflation. Although inflation did not have a significant impact on our results of operations for the year ended December 31, 2022, or the three and nine months ended September 30, 2023, we anticipate that inflation will have an impact on our business going forward, including through a material increase in our cost of revenue and operating expenses for the remainder of 2023 and possibly into the following years, if not permanently. Continued or permanent rises in core costs could impact our growth negatively.

Current Economic Conditions

We are subject to risks and uncertainties caused by events with significant macroeconomic impacts, including, but not limited to, the COVID-19 pandemic, the Russian invasion of Ukraine, the Israel-Hamas war, and actions taken to counter inflation. Supply chain constraints, labor shortages, inflation, and rising interest rates and reduced consumer confidence have caused advertisers in a variety of industries to be cautious in their spending and to either pause or slow their campaigns.

In order to manage our cost structure in light of the current macroeconomic environment and pending TMTG’s access to additional capital via the Business Combination, we are seeking opportunities to reduce our expense growth. Following the elimination of several positions in March 2023, we paused hiring in the second quarter of 2023. We are being more selective about the roles that we are filling, resulting in some attrition. We have also reduced non-labor spend in areas such as travel, rent, consulting fees, and professional services.

The extent of the ongoing impact of these macroeconomic events on our business and on global economic activity is uncertain and may continue to adversely affect our business, operations and financial results. Our past results may not be indicative of our future performance, and historical trends in revenue, income (loss) from operations, net income (loss), and net income (loss) per share may differ materially. The risks related to our business are further described in the section titled “Risk Factors.”

TMTG’s Chairman President Trump

TMTG’s success depends in part on the popularity of our brand and the reputation and popularity of its Chairman, President Trump. The value of TMTG’s brand may diminish if the popularity of President Trump were to suffer. Adverse reactions to publicity relating to President Trump, or the loss of his services, could adversely affect TMTG’s revenues, results of operations and its ability to maintain or generate a consumer base. President Trump is involved in numerous lawsuits and other matters that could damage his reputation, cause him to be distracted from the business or could force him to resign from TMTG’s board of directors. Additionally, TMTG’s business plan relies on President Trump bringing his former social media followers to TMTG’s platform. In the event any of these, or other events, cause his followers to lose interest in his messages, the number of users of our platform could decline or not grow as we have assumed. To the extent users prefer a platform that is not associated with President Trump, TMTG’s ability to attract users may decrease.

Growth in User Base

We currently rely on the sale of advertising services for the substantial majority of our revenue. If we experience a decline in the number of users or a decline in user engagement, including as a result of the loss of high-profile individuals and entities who generate content on Truth Social, advertisers may not view Truth Social as attractive for their marketing expenditures, and may reduce their spending with us, which would harm our business and operating results.

Truth Social is being developed as a global platform for public self-expression and conversation in real time and our business depends on continued and unimpeded access to Truth Social on the Internet by our users and advertisers. We face strong competition to attract and engage users, including other social media platforms that focus on the same audience that Truth Social focuses on, competitors that develop products, features, or services that are similar to ours or that achieve greater market acceptance, companies which have greater financial resources and substantially larger user bases, which offer a variety of Internet and mobile device-based products, services and content.

The growth of the user base depends upon many factors both within and beyond our control, including the popularity, usefulness, ease of use, performance and reliability of our products and services compared to those of our competitors; the amount, quality and timeliness of content generated by our users; the frequency and relative prominence of the ads displayed by us or our competitors; the safety and security of Truth Social; and whether there is improper access to or disclosure of our users’ information, which could harm our reputation.

To date, TMTG has relied primarily on bridge financing, in the form of convertible promissory notes, to build the Truth Social platform. TMTG aims to use the funds available as a result of the Business Combination to catalyze growth, including through strategic investments in marketing, advertising sales, and the technology described above, while continuing to prioritize feature development and user experience. TMTG has historically incurred operating losses and negative cash flows from operating activities. For the reasons described below, TMTG expects to continue to incur operating losses and negative cash flows from operating activities for the foreseeable future, as it works to expand its user base, attracting more platform partners and advertisers. See “Risk Factors — Risks Related to TMTG — Since inception, TMTG has continuously sought to improve its business model by developing its technology as an early stage company. TMTG expects to incur operating losses for the foreseeable future.”

Attract, Retain and Motivate Talented Employees

Our results of operations rely on the leadership and experience of our relatively small number of key executive management personnel, and the loss of key personnel or the inability of replacements to quickly and successfully perform in their new roles could adversely affect our business. We have experienced management departures and may continue to experience management departures. Any significant diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could have a material adverse effect on our business, financial condition and results of operations. The loss of the services of these key employees or our executive management members could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs.

Furthermore, if we lose or terminate the services of one or more of our key employees or if one or more of our current or former executives or key employees joins a competitor or otherwise competes with us, it could impair our business and our ability to successfully implement our business plan. Additionally, if we are unable to hire qualified replacements for our executive and other key positions in a timely fashion, our ability to execute our business plan would be harmed. Even if we can quickly hire qualified replacements, we could experience operational disruptions and inefficiencies during any such transition. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel. In addition, many of our key technologies and systems will be custom-made for our business by our personnel. The loss of key engineering, product development, marketing and sales personnel could disrupt our operations and have an adverse effect on our business.

Expansion into New Geographic Markets

We plan to continue expanding our business operations by offering our products around the globe, and recently made Truth Social available internationally. As a result, we have entered new international markets where we have limited or no experience in marketing, selling, and deploying our products and may be subject to increased business and economic risks. We may not be able to monetize our products and services internationally as a result of competition, advertiser demand, differences in the digital advertising market and digital advertising conventions, as well as differences in the way that users in different countries access or utilize our products and services. Differences in the competitive landscape in international markets may impact our ability to monetize our products and services. It is possible that governments of one or more countries may seek to censor content available on Truth Social in their country or impose other restrictions that may affect the accessibility of Truth Social in their country for an extended period of time or indefinitely.

In addition, governments in other countries may seek to restrict access to Truth Social from their country entirely if they consider us to be in violation of their laws. In the event that access to Truth Social is restricted, in whole or in part, in one or more countries or our competitors are able to successfully penetrate geographic markets that we cannot access, our ability to retain or increase our user base and user engagement may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be adversely affected. We may be subject to greater risks than typical social media platforms because of the focus of our offerings and the involvement of President Trump. If we fail to deploy or manage our operations in international markets successfully, our business may suffer.

Key Operating Metrics

Since its inception, TMTG has focused on developing Truth Social by enhancing features and user interface rather than relying on traditional performance metrics like average revenue per user, ad impressions and pricing, or active user accounts, including monthly and daily active users. While many industry peers may gather and report on these or similar metrics, given the early development stage of the Truth Social platform, TMTG’s management and board has not relied on any particular key performance metric to make business or operating decisions. TMTG believes that this evaluation is critical and in line with its commitment to implement a robust business plan that may involve introducing innovative features and potentially incorporating new technologies. At this juncture in its development, TMTG believes that adhering to traditional key performance indicators, such as signups, average revenue per user, ad impressions and pricing, or active user accounts including monthly and daily active users, could potentially divert its focus from strategic evaluation with respect to the progress and growth of its business. TMTG believes that focusing on these KPIs might not align with the best interests of TMTG or its shareholders, as it could lead to short-term decision-making at the expense of long-term innovation and value creation. Therefore, TMTG believes that this strategic evaluation is critical and aligns with its commitment to a robust business plan that includes introducing innovative features and new technologies.

In connection with such an evaluation, and consistent with SEC guidance, TMTG will consider in the future the relevant key performance indicators for its then-current business operations and determine whether it has effective controls and procedures in place to process information related to the disclosure of key performance indicators and metrics. This will ensure consistency and accuracy over time, or assess the feasibility of implementing any such controls and procedures. Should this be the case, TMTG may decide to collect and report such metrics if they are deemed to significantly enhance investors’ understanding of TMTG’s financial condition, cash flows, and other aspects of its financial performance. However, TMTG may find it challenging or cost-prohibitive to implement such effective controls and procedures and may never collect, monitor, or report any or certain key operating metrics. As the platform evolves and new technologies and features are added, TMTG’s management and board expect to reevaluate whether TMTG will gather and monitor one or more metrics and rely on such information in making management decisions. At such time, TMTG expects to present such material key operating metrics appropriately in its periodic reports to enhance investors’ understanding of its financial condition, cash flows, and any other changes in financial condition and results of operations. See “Risk Factors — Risk Factors Related to TMTG — TMTG does not currently, and may never, collect, monitor or report certain key operating metrics used by companies in similar industries.”

Components of Results of Operations

Revenue

TMTG did not report any revenue in 2021. After 2021, all revenue has been derived from the advertising of products and services on the Truth Social platform. Advertising revenue is generated by displaying advertisements as posts (attributable to “Truth Ads”) in users’ Truth Social feeds.

On August 19, 2022, we entered into an Advertising Publisher Agreement (“Rumble Agreement”) with Rumble USA, Inc (“Rumble”), pursuant to which Rumble was engaged to sell advertising space for the placement of advertisements on Truth Social by making Truth Social Ad units (“Ad Unit” or “Ad Units”) available for advertisers on an advertising manager service maintained by Rumble. TMTG and Rumble executed a minimum guarantee advertising publisher agreement on October 30, 2023 (the “Minimum Guarantee Rumble Agreement”), which replaced the Rumble Agreement. While TMTG determines the number of Ad Units available on our Truth Social platform, the prices for the Ad Units are set by an auction operated and managed by Rumble. Under the current agreement, 70% of the total aggregate gross revenues from the sale of Ad Units are allocated to TMTG, and the Ad Units shall comprise at least 85% of the aggregate number of paid advertisements directly into Truth Social feeds by TMTG each month. We recognize advertising revenue during the period in which we satisfy our performance obligation by displaying advertisements in users’ Truth Social feeds. We reimburse Rumble for the direct out-of-pocket costs incurred by Rumble in the performance of the service covered by the Rumble Agreement, including processing fees and chargebacks/refunds paid to advertisers in relation to an Ad Unit.

On October 3, 2022, we entered into a Publisher Agreement (the “TAME Agreement”) with The Affinity Media Exchange, Inc. (“TAME”), pursuant to which TMTG engaged TAME as its non-exclusive agent and representative for the sale of Digital Advertising Inventory on Truth Social. “Digital Advertising Inventory”

means all advertising opportunities on the Truth Social platform which are inserted or added to the TMTG website, app, ad stacks, or video exchange players of Truth Social. Within 25 days of the end of each calendar month, TAME is required to provide TMTG with month end sales reporting by platform and to pay TMTG the net revenues actually paid to TAME by the advertisers, after deducting TAME’s commissions equal to 10% of the Digital Advertising Inventory revenue actually collected on behalf of TMTG for Truth Social. The Rumble Agreement grants to Rumble a worldwide, non-exclusive, royalty-free license to use any and all trademarks, service marks, trade names, symbols, logos and other branding identifiers of TMTG and Truth Social solely for purposes of performing the services covered by the Rumble Agreement, provided, however, that such license does not include permission to alter, modify, edit, denigrate, or distort Donald J. Trump’s name, photograph, likeness (including caricature), voice, and biographical information, or any reproduction or simulation thereof.

The TAME Agreement does not contain a license to intellectual property.

Neither the Rumble Agreement nor the TAME Agreement provide for access to TMTG’s platform or services.

For a description of TMTG’s revenue recognition policies, see Note 2, Summary of Significant Accounting Policies and Practices, in TMTG’s condensed consolidated financial statements for the quarter ended September 30, 2023.

Cost of Revenue

Cost of revenue primarily encompasses expenses associated with generating advertising revenue. These costs are determined by allocating staff direct and indirect costs proportionately, based on the time spent managing the agency relationships with external vendors. These costs are mainly in connection with activities related to coordinating with these third-party vendors as the third-party vendors are responsible to control and facilitate the delivery of advertising services.

TMTG expects cost of revenue to increase in absolute dollars in the future and as a percentage of revenue as it expands its Truth Social platform. Such increases will likely include investment in infrastructure costs, other direct costs, including revenue share expenses, allocated facility costs as well as traffic acquisition costs (“TAC”).

Infrastructure costs allocated may include data center costs related to TMTG’s co-located facilities, lease and hosting costs, related support and maintenance costs and energy and bandwidth costs, public cloud hosting costs; and personnel-related costs, including salaries, benefits and stock-based compensation, for our operations teams.

TAC costs may include costs TMTG incurs with third parties in connection with the sale to advertisers of its advertising products that it places on third-party publishers’ websites and applications or other offerings collectively resulting from acquisitions.

Operating Expenses

Operating expenses primarily include general and administrative, research and development, sales and marketing, and depreciation and amortization. The most significant component of TMTG’s operating expenses are personnel-related costs such as salaries, benefits, and bonuses. TMTG expects its personnel-related costs as a percentage of revenue and as a percentage of total costs to decrease over time.

TMTG expects to continue to invest substantial resources to support its growth. TMTG anticipates that each of the following categories of operating expenses will increase in absolute dollar amounts and decrease as a percentage of revenue for the foreseeable future. However, it is possible that TMTG may experience some near-term margin pressure from increased marketing expenses and corporate insurance costs, both of which are expected to coincide with the Closing of the Business Combination with Digital World.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation, for TMTG’s executive, finance, legal, information technology, human resources and other administrative employees. In addition, general and administrative expenses include fees and costs for professional services, including consulting, third-party legal and accounting services and facilities costs and other supporting overhead costs that are not allocated to other departments.

Sales and Marketing Expenses

Sales and marketing expenses consist of personnel-related costs, including salaries, commissions, benefits and stock-based compensation, for our employees engaged in sales, sales support, business development and media, marketing, corporate communications and customer service functions. In addition, marketing and sales-related expenses also include advertising costs, market research, trade shows, branding, marketing, public relations costs, amortization of acquired intangible assets, allocated facilities costs, and other supporting overhead costs.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation, for TMTG’s engineers and other employees engaged in the research and development of its products and services. In addition, research and development expenses include amortization of acquired intangible assets, allocated facilities costs, and other supporting overhead costs.

Depreciation and Amortization Expense

Depreciation and amortization expense consists primarily of depreciation of furniture, fixtures, and equipment as well as amortization of capitalized software development costs.

Non-Operating Income and Other Items

Other Income, Net

Other income (or expense) reflects non-recurring and extraordinary non-operating income and expenses, cost associated with discontinued operations and gains or losses, including the costs and related accumulated depreciation recapture, resulting from the disposal of an asset, upon the sale or retirement of such asset.

Change in Fair Value of Derivative Liabilities

TMTG determined the automatic discounted share-settlement feature of its convertible promissory notes is an embedded derivative requiring bifurcation accounting as (1) the feature is not clearly and closely related to the debt host and (2) the feature meets the definition of a derivative under ASC 815 (Derivative and Hedging).

The bifurcated embedded features of the TMTG Convertible Notes are initially recorded on the balance sheet at their fair value on the date of issuance. After the initial recognition, the fair value of the embedded derivative feature may change over time due to changes in market conditions. The change in fair market value is included in the income statement as part of other comprehensive income until the debt is derecognized.

Interest Expense

Interest expense consists of accreted interest expense on TMTG’s outstanding convertible promissory note obligations, amortization of deferred financing costs, and other related financing expenses. The convertible promissory notes (net of any related debt issuance costs) accrete interest using the respective effective interest rate method until maturity.

Income Tax Expense

TMTG is subject to income taxes in the United States, but due to its net operating loss (“NOL”) position, it has recognized a benefit in future years. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. TMTG has established a full valuation allowance to offset its U.S. net deferred tax assets due to the uncertainty of realizing future tax benefits from our NOL carryforwards and other deferred tax assets.

Results of Operations

The results of operations presented below should be reviewed in conjunction with TMTG’s unaudited condensed consolidated financial statements at and for the three and nine months ended September 30, 2023, and 2022 and its audited condensed consolidated financial statements at and for the year ended December 31, 2022 and the period from February 8, 2021 (inception) to December 31, 2021.

The following table sets forth TMTG’s unaudited condensed consolidated statement of operations for the three and nine months ended September 30, 2023, and 2022, and the dollar and percentage change between the two periods:

	For the three months ended September 30, (unaudited)		Variance, $	Variance, %
(in thousands)	2023	2022
Revenue	$1,071.2	$203.3	867.9	426.9
Costs and expenses:
Cost of revenue	41.2	—	(41.2)	—
Gross Profit	$1,030.0	203.3	826.7	406.6
General and administrative	1,509.0	2,521.6	1,012.6	(40.2)
Sales and marketing	333.7	119.6	(214.1)	179.0
Research and development	2,202.5	1,691.1	(511.4)	30.2
Depreciation and amortization	14.8	16.4	1.6	(9.8)

Total costs and expenses	(4,060.0)	(4,348.7)	288.7	(6.6)

Operating income/(loss)	(3,030.0)	(4,145.4)	1,115.4	(26.9)
Other income:
Change in fair value of derivative liabilities	(7,931.2)	17,206.6	(25,137.8)	(146.1)
Interest expense	(15,071.9)	(515.8)	(14,556.1)	2,822.0

Income/(loss) before income tax expense	(26,033.1)	12,545.4	(38,578.5)	(307.5)
Income tax expense	—	—	—	—

Net income/(loss)	(26,033.1)	12,545.4	(38,578.5)	(307.5)

	For the nine months ended September 30, (unaudited)		Variance, $	Variance, %
	2023	2022
Revenue	$3,379.6	$237.0	3,142.6	1,326.0
Costs and expenses:
Cost of revenue	123.9	—	(123.9)	—
Gross profit	$3,255.7	237.0	3,018.7	1,273.7
General and administrative	5,666.6	8,527.6	2,861.0	(33.5)
Sales and marketing	978.1	536.1	(442.0)	82.4
Research and development	7,212.1	10,469.9	3,257.8	(31.1)
Depreciation and amortization	47.6	42.6	(5.0)	11.7

Total costs and expenses	(13,904.4)	(19,576.2)	5,671.8	(29.0)

Operating income/(loss)	(10,648.7)	(19,339.2)	8,690.5	(44.9)
Other income:
Change in fair value of derivative liabilities	(660.2)	62,156.0	(62,816.2)	(101.1)
Interest expense	(37,702.5)	(1,312.0)	(36,390.5)	2,773.7

Income/(loss) before income tax expense	(49,011.4)	41,504.8	(90,516.2)	(218.1)
Income tax expense	—	—	—	—

Net income/(loss)	(49,011.4)	41,504.8	(90,516.2)	(218.1)

The following table sets forth TMTG’s audited condensed consolidated statement of operations for the year ended December 31, 2022 and for the period from February 8, 2021 (inception) to December 31, 2021, and the dollar and percentage change between the two periods:

	For the year ended December 31, 2022	For the period February 8 to December 31, 2021 (As restated)	Variance, $	Variance, %
(in thousands)	(audited)
Revenue	$1,470.5	$—	1,470.5	—
Cost of revenue	54.5	—	(54.5)	—
Gross profit	1,416.0	—	1,416.0	—
Costs and expenses:
General and administrative	10,345.6	3,419.2	(6,926.4)	202.6
Sales and marketing	625.9	381.7	(244.2)	64.0
Research and development	13,633.1	2,571.3	(11,061.8)	430.2
Depreciation and amortization	58.7	6.5	(52.2)	803.1

Total costs and expenses	(24,663.3)	(6,378.7)	(18,284.6)	286.7

Operating income/(loss)	(23,247.3)	(6,378.7)	(16,868.6)	264.5
Other income:
Other income – related party	—	2,123.3	(2,123.3)	(100.0)
Change in fair value of derivative liabilities	75,809.9	(54,186.4)	129,996.3	(239.9)
Interest expense	(2,038.7)	(654.3)	(1,384.4)	211.6

Income/(loss) before income tax expense	50,523.8	(59,096.1)	109,619.9	(185.5)
Income tax expense	0.2	—	(0.2)	—

Net income/(loss)	50,523.6	(59,096.1)	109,619.7	(185.5)

Revenues

Revenues increased by $868 thousand for the three months ended September 30, 2023 compared to $203 thousand for the three months ended September 30, 2022. The increase was driven by an increase in the user base and the early-stage testing of a nascent advertising initiative on TMTG’s Truth Social platform, which resulted in advertising revenues of $1.1 million for the third quarter of 2023.

Revenues increased by $3.1 million for the nine months ended September 30, 2023 compared to revenue of $237 thousand for the nine months ended September 30, 2022. The increase was driven by an increase in the user base and the early-stage testing of a nascent advertising initiative on TMTG’s Truth Social platform, which resulted in advertising revenues of $3.4 million for the nine months ended September 30, 2023.

Revenues increased by $1.5 million for the twelve months ended December 31, 2022 compared to revenue of $0 for the period ended December 31, 2021. The increase was primarily the result of the early-stage testing of a nascent advertising initiative on TMTG’s Truth Social platform, which resulted in advertising revenues of $1.5 million for the twelve months ended December 31, 2022.

Cost of Revenue

Cost of revenue increased by $41 thousand for the three months ended September 30, 2023 compared to $0 for the three months ended September 30, 2022. The increase was due to personnel-related expenses of $41 thousand, which primarily reflects the allocation of a portion of salary expense for three TMTG employees who contributed to the early-stage testing of Truth Social’s nascent advertising initiative. (There was initial revenue of $203 thousand reported for the three months ended September 30, 2022; however, there was no cost of revenue allocated during this early-stage test period.)

Cost of revenue increased by $124 thousand for the nine months ended September 30, 2023 compared to $0 for the nine months ended September 30, 2022. The increase was mainly due to personnel-related expenses of $124 thousand, which primarily reflects the allocation of a portion of salary expense for three TMTG employees who contributed to the early-stage testing of Truth Social’s nascent advertising initiative. (There was initial revenue of $237 thousand reported for the nine months ended September 30, 2022; however, there was no cost of revenue allocated during this early-stage test period.)

Cost of revenue increased by $55 thousand for the twelve months ended December 31, 2022 compared to $0 for the period ended December 31, 2021. The increase was mainly due to an increase in personnel-related expenses of $55 thousand, which primarily reflects the allocation of a portion of salary expense for three TMTG employees who contributed to the early-stage testing of Truth Social’s nascent advertising initiative.

General and Administrative Expense

General and administrative expense (exclusive of depreciation and amortization) decreased by $1.0 million, or 40.2%, for the three months ended September 30, 2023 compared to the three months ended September 30, 2022, driven by a $0.9 million aggregate decrease in staffing-related costs and third-party legal fees.

General and administrative expense (exclusive of depreciation and amortization) decreased by $2.9 million, or 33.5%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022, driven by a $2.6 million aggregate decrease in third-party legal fees, rent, travel and entertainment, staffing-related costs, moderation, and other third-party professional fees.

General and administrative expense (exclusive of depreciation and amortization) increased by $6.9 million, or 202.6%, for the twelve months ended December 31, 2022 compared to the period ended December 31, 2021, driven by a $6.7 million aggregate increase in staffing-related costs, third-party professional fees (legal, finance, accounting and other), rent and travel and entertainment.

Sales and Marketing Expense

Sales and marketing expense increased by $214 thousand, or 179.0%, for the three months ended September 30, 2023 compared to the three months ended September 30, 2022. The increase was due to a $223 thousand increase in spend.

Sales and marketing expense increased by $442 thousand, or 82.4%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. The increase was due to a $639 thousand increase in marketing spend, offset by a $197 thousand decrease in marketing consulting costs.

Sales and marketing expense increased by $244 thousand, or 64.0%, for the twelve months ended December 31, 2022 compared to the period ended December 31, 2021. The increase was driven by a $193 thousand increase in marketing consultant costs.

Research and Development Expense

Research and development expense increased by $0.5 million, or 30.2%, for the three months ended September 30, 2023 compared to the three months ended September 30, 2022. The increase was due to higher server costs, offset by lower staffing costs and third-party IT consulting fees.

Research and development expense decreased by $3.3 million, or 31.1%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. The decrease was due to lower IT-related third-party consulting fees, computer software, server costs, offset by higher staffing-related costs in TMTG’s product and engineering teams as well as higher moderation costs.

Research and development expense increased by $11.1 million, or 430.2%, for the twelve months ended December 31, 2022 compared to the period ended December 31, 2021. The increase was due to higher staffing costs, server costs, IT-related third-party consulting fees, moderation and computer software costs.

Other Income – Related Party

There was no other income – related party for any periods in 2023 or 2022. The other income – related party in 2021 amounted to $2.1 million related to assigned net revenue from a series of public appearances by President Trump in accordance with a licensing arrangement. The income was valued on a dollar-for-dollar basis with the underlying sales. TMTG did not incur any costs in connection with such assigned sales.

Depreciation and amortization

Depreciation and amortization expense, primarily related to the depreciation of furniture, fixtures, and equipment, was effectively unchanged at $15 thousand for three months ended September 30, 2023 compared to $16 thousand for the three months ended September 30, 2022.

Depreciation and amortization expense increased $5 thousand, or 11.7%, for nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. The increase was primarily related to the depreciation of furniture, fixtures, and equipment.

Depreciation and amortization expense increased $52 thousand, or 803.1%, for twelve months ended December 31, 2022 compared to the period ended December 31, 2021. The increase was primarily related to the depreciation of furniture, fixtures, and equipment.

Change in the Fair Value of Derivative Liabilities

TMTG calculated the fair value of the conversion features for seven of the convertible notes by employing traditional valuation methods including a Black-Scholes option pricing method. Specifically, TMTG calculated the assumed principal and accrued interest at conversion to determine the total shares to be issued upon conversion, which was multiplied by the Black-Scholes per share value and probability of a successful merger to determine the overall valuation conclusion. TMTG calculated the fair value of the conversion features for the remainder of the convertible notes by employing traditional valuation methods including an option pricing method using Monte Carlo simulations.

Key assumptions underlying the Black Scholes valuation methodology include the following:

•

Probability of Success: This probability was determined by the product of (1) the probability of SPAC success, which includes the average probability of a successful business combination for a SPAC as provided by “SPAC Insider,” and (2) the Company-specific probability, which contemplates an additional layer of risk for this particular transaction due to its unique complexities.

•

Volatility: Volatility was calculated as the annualized standard deviation of daily returns from a comparable group of “Guideline Public Companies” (GPC) over a term commensurate with the remaining term until the expected closing date of the merger. The 75th percentile of GPC volatilities was selected given that the Company remains in a very early-stage of its life cycle relative to the GPCs.

•	Risk-Free Rate: The risk-free rate was interpolated based on the constant maturity yield curve.

•

Term: The remaining term on the conversion feature was assumed to be the time until the expected closing of the merger, which was based on discussions between Management and its third-party valuation vendor.

•	Estimated Merger Date: The estimated merger date was selected based on discussions between Management and its third-party valuation vendor.

Key assumptions underlying the Monte-Carlo valuation methodology include the following:

•

Probability of Success: This probability was determined by the product of (1) the probability of SPAC success, which includes the average probability of a successful business combination for a SPAC as provided by “SPAC Insider,” and (2) the Company-specific probability, which contemplates an additional layer of risk for this particular transaction due to its unique complexities.

•

Volatility: Volatility was calculated as the annualized standard deviation of daily returns from a comparable group of “Guideline Public Companies” (GPC) over a one-year term. The 75th percentile of GPC volatilities was selected given that the Company remains in a very early-stage of its life cycle relative to the GPCs.

•	Risk-Free Rate: The risk-free rate was interpolated based on the constant maturity yield curve.

•

Term: The remaining term on the conversion feature was assumed to be the time until the expected closing of the merger, which was based on discussions between Management and its third-party valuation vendor.

•	Estimated Merger Date: The estimated merger date was selected based on discussions between Management and its third-party valuation vendor.

The fair value of the derivative liability component of the TMTG Convertible Notes increased for the three and nine months ended September 30, 2023. The valuation gains were primarily driven by increases in the underlying price of Digital World’s stock during the measurement periods. The underlying stock price increased 30.7% for the three months ended September 30, 2023 (from $12.56 to $16.42) and 9.5% for the nine months period ended September 30, 2023 (from $15.00 to $16.42). As a result, TMTG reported a related non-cash expense of $7.9 million for the three months ended September 30, 2023 and $0.7 million for the nine months ended September 30, 2023.

In contrast, the fair value of the derivative liability component of the TMTG Convertible Notes decreased substantially for the three and nine months ended September 30, 2022. The reduced values were primarily driven by sharp declines in the underlying price of Digital World’s stock during the measurement periods. The underlying stock price decreased 30.4% for the three months ended September 30, 2022 (from $24.16 to $16.81) and 67.3% for the nine months period ended September 30, 2022 (from $51.43 to $16.81). As a result, TMTG reported related non-cash income of $17.2 million for the three months ended September 30, 2022 and $62.2 million for the nine months ended September 30, 2022.

For the twelve months ended December 31, 2022, the fair value of the derivative liability component of the TMTG Convertible Notes decreased substantially. The lower value was primarily driven by a steep decline in the underlying price of Digital World’s stock during the measurement period. The underlying stock price decreased 70.8% for the twelve months ended December 31, 2022 (from $51.43 to $15.00). As a result, TMTG reported related non-cash income of $75.8 million for the full year 2022.

For the period ended December 31, 2021, the fair value of the derivative liability component of the TMTG Convertible Notes increased substantially. The enhanced value was primarily driven by a tremendous increase in the underlying price of Digital World’s stock during the measurement period. The underlying stock price increased 414.3% from approximately $10.00 (at the time of the initial fair value calculations in the second quarter of 2021) to $51.43 as of December 31, 2021. As a result, TMTG reported a related non-cash expense of $54.2 million for the full year 2021.

Sensitivity analysis was performed against four key variables utilized in the Black Scholes methodology, which was applied to seven notes with an aggregate fair value of the derivative liability component of $7.6 million as of September 30, 2023. The results of the sensitivity tests are as follows:

1)	A 10% change in the underlying stock price resulted in a $1.0 million (13%) impact on valuation

2)	A 10% increase to volatility had very little to no impact on valuation

3)	A 3-month increase to the term had a $0.1 million (less than 2%) impact on valuation

4)	A 10% change to the probability of success resulted in a $1.9 million (25%) impact on valuation

Sensitivity analysis was performed against four key variables utilized in the Monte Carlo methodology, which was applied to twelve notes with an aggregate fair value of the derivative liability component of $8.4 million as of September 30, 2023. The results of the sensitivity tests are as follows:

1)	A 10% change in the underlying stock price resulted in a $1.3 million (15%) impact on valuation

2)	A 10% increase in volatility (in the simulations) reduced valuation by $0.3M (4%)

3)	A 3-month increase to the term (in the simulations) reduced valuation by $0.7 million (8%)

4)	A 10% change to the probability of success resulted in a $2.1 million (25%) impact on valuation

Note that each change described above in the sensitivity tests would directly impact (one-for-one) the Company’s Consolidated Statement of Operations.

Interest Expense

Interest expense increased $14.6 million, or 2,822%, to $15.1 million for the three months ended September 30, 2023 compared to $0.5 million for the three months ended September 30, 2022.

Interest expense increased $36.4 million, or 2,774%, to $37.7 million for nine months ended September 30, 2023 compared to $1.3 million for the nine months ended September 30, 2022.

Interest expense increased $1.4 million, or 212%, to $2.0 million for twelve months ended December 31, 2022 compared to $0.7 million for the period ended December 31, 2021.

The increases were due primarily to the accreted interest (which adds to the balance) related to TMTG’s convertible promissory notes recorded as of September 30, 2023.

Income Tax Expense

TMTG did not record an income tax benefit for the three and nine months ended September 30, 2023, three and nine months ended September 30, 2022, and twelve months ended December 31, 2022 and 2021 as no net credit was recognized due to the uncertainty of realizing future tax benefits emanating from the net operating loss (“NOL”) carryforwards and other deferred tax assets. TMTG has established a full valuation allowance to offset its net deferred tax assets due to these uncertainties.

Liquidity and Capital Resources

Historically, TMTG has financed operations primarily through cash proceeds from the TMTG Convertible Notes. Our primary short-term requirements for liquidity and capital are to fund general working capital. TMTG’s principal long-term working capital uses include increasing its advertising and marketing exposure, expanding its internal marketing, engineering and product teams, and developing and launching new products.

In connection with the development of TMTG’s first product, Truth Social, TMTG intends to continue funding initial app development requirements with cash on hand, advertising revenues, and future cash proceeds from the issuance of the additional TMTG Convertible Notes. Longer term, TMTG’s expected liquidity and capital requirements will likely consist of business investments in strategic marketing initiatives as well as research and development needed to identify and launch additional product opportunities. TMTG expects to devote substantial resources to expand users for Truth Social and to maintain and enhance the systems necessary to support its growth. Although TMTG anticipates that the net proceeds from the Business Combination will be sufficient to fund its activities for the foreseeable future, TMTG cannot guarantee that it will not be required to obtain additional financing prior or subsequent to the Effective Time, or that additional financing, if needed, will be available on terms acceptable to TMTG, or at all. In addition, although there are no present binding understandings, commitments, or agreements with respect to any acquisition of other businesses, products, or technologies, TMTG will, from time to time, evaluate acquisitions of other businesses, products, and technologies. If TMTG is unable to raise additional equity or debt financing, as and when needed, it could be forced to significantly curtail its operations.

As of September 30, 2023 and December 31, 2022, the cash and cash equivalents balance was $1.8 million and $9.808 million, respectively. Cash and cash equivalents consist of demand deposits in bank accounts held at financial institutions. Cash deposits are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) limitations.

Cash Flows

The following table shows our cash flows provided by (used in) operating activities, investing activities and financing activities for the stated periods:

	For the nine months ended September 30, (unaudited)
(in thousands)	2023	2022	Variance
Net cash used in operating activities	$(10,467.2)	$(20,132.6)	$9,665.4
Net cash used in investing activities	(2.2)	(84.5)	82.3
Net cash provided by financing activities	2,500.0	15,360.0	(12,860.0)

	For the year ended December 31,	For the period from February 8 to December 31,
	(audited)
(in thousands)	2022	2021	Variance
Net cash used in operating activities	$(24,201.5)	$(3,797.0)	$(20,404.5)
Net cash used in investing activities	(84.5)	(68.6)	(15.9)
Net cash provided by financing activities	15,360.0	22,600.0	(7,240.0)

Net Cash Used in Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2023, was $10.5 million compared to $20.1 million used in operating activities during the nine months ended September 30, 2022. The decrease in cash used in operating activities was driven by an $8.7 million improvement in operating loss in the first nine months of 2023 compared to the same period in 2022. The reduced operating loss resulted from $3.0 million of higher gross profit (driven almost entirely by higher revenues) and $5.7 million of lower operating expenses (driven primarily by lower staffing costs, consulting fees, professional services, rent expense, computer hardware, software, and infrastructure costs).

Net cash used in operating activities for the twelve months ended December 31, 2022, was $24.2 million compared to $3.8 million used in operating activities during the period ended December 31, 2021. The increase in cash used in operating activities was driven by a $19.0 million higher operating loss in 2022 compared to 2021. The higher operating loss resulted almost entirely from $18.3 million of higher operating expenses (driven primarily by higher staffing costs, server costs, third-party IT related consulting fees, professional fees, rent, moderation, and computer software costs).

Net Cash Used in Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2023 was $2.2 thousand, a decrease of $82.3 thousand from cash used in investing activities of $84.5 thousand for the nine months ended September 30, 2022. The decrease was primarily due to fewer purchases of furniture, fixtures, and equipment in the first nine months of 2023 compared to the prior-year period.

Net cash used in investing activities for the twelve months ended December 31, 2022 was $84.5 thousand, an increase of $15.9 thousand from cash used in investing activities of $68.6 thousand for the period ended December 31, 2021. The increase was primarily due to greater purchases of furniture, fixtures, and equipment in 2022 compared to 2021.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2023, was $2.5 million compared to $15.36 million provided by financing activities for the nine months ended September 30, 2022. The decrease was primarily due to a lower dollar amount of issuance of the TMTG Convertible Notes in the first nine months of 2023 compared to the prior-year period.

Net cash provided by financing activities for twelve months ended December 31, 2022, was $15.36 million compared to $22.6 million provided by financing activities for the period ended December 31, 2021. The decrease was primarily due to a lower dollar amount of issuance of the TMTG Convertible Notes in 2022 compared to 2021.

Convertible Promissory Notes

Notes 1 to 7 are the TMTG Convertible Notes issued from May 2021 through October 2021, prior to the execution of the Merger Agreement, with a cumulative face value of $5,340,000, original maturity of 24 months from each respective issuance date and interest will be accrued at 5% based on the simple interest method (365 days year) for each note. Notes 1 to 7 are convertible simultaneously with the completion of, inter alia, a Qualified SPAC Business Combination (“SPAC”) merger agreement or Qualified Public Offering (“IPO”). All outstanding principal of such TMTG Convertible Notes, together with all accrued but unpaid interest on such principal, will convert to equity. The number of shares of TMTG stock to be issued to the Lender upon conversion of the Notes in the event of a completed SPAC transaction shall be the number of shares of TMTG Stock (rounded to the nearest whole share) equal to the quotient of: the principal plus accrued interest on the Notes then outstanding, divided by $4.00. In other, non-SPAC conversion scenarios, the number of shares of TMTG stock to be issued to the Lender upon conversion of the Notes is variable based on the application of an automatic discounted share-settlement feature. For Notes 1 and 2, the number of shares of TMTG Stock to be issued to the Lender upon a non-SPAC conversion event will be the number of shares of TMTG Stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by 40% of the initial public offering price per share of a qualified initial public offering. For Notes 3-7, the number of shares of TMTG Stock to be issued to the Lender upon a non-SPAC conversion event will be the number of shares of TMTG Stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by 40% of (i) the initial public offering price per share of a qualified initial public offering, (ii) the price per share as determined by the valuation of TMTG in connection with a qualified private equity raise, or (iii) in the case of a change of control, the price per share determined in accordance with TMTG’s then current fair value determined by an independent valuation firm.

Notes 8 to 12 are the TMTG Convertible Notes issued from November 2021 through December 2021 with a cumulative face value of $17,500,000, original maturity of between 18 months and 36 months and interest will be accrued at a range between 5% and 10% based on the simple interest method (365 days year) for each note. Notes 8 to 12 are convertible simultaneously with the completion of, inter alia, a SPAC merger agreement or IPO. All outstanding principal of such TMTG Convertible Notes, together with all accrued but unpaid interest on such principal, shall convert to equity. The number of shares of TMTG common stock to be issued to the lender upon conversion of such TMTG Convertible Notes shall be the number of shares of TMTG common stock (rounded to the nearest whole share) equal to the quotient of (a) the principal plus accrued interest on the Notes then outstanding divided by (b) either US$25, US$21 or US$20 subject to the respective conditions of the individual Notes; provided, however, in the event that the stock price quoted for TMTG on NASDAQ or The New York Stock Exchange (as applicable) at the time of the closing of the SPAC (the “TMTG common stock price”) is less than either $50 per share, $42 per share, or $40 per share, subject to the respective conditions of the individual Notes, then the Conversion Price shall be reset to 50% of the then current TMTG common stock price subject to a floor of $10 per share.

Notes 13 to 19 are the TMTG Convertible Notes issued, and note-related obligations incurred, from January 2022 through March 2022 with a cumulative face value of $17,860,000, maturity of between 18 months and 30 months and interest will be accrued at a range between 5% and 10% based on the simple interest method (365 days year) for each note. (Note: The second tranche of a note issued in December 2021 was funded in February 2022, in accordance with the terms of such note.) Notes 13 to 18 are convertible simultaneously with the completion of, inter alia, a SPAC merger agreement or IPO. All outstanding principal of such TMTG Convertible Notes, together with all accrued but unpaid interest on such principal, will convert to equity. The number of shares of TMTG common stock to be issued to the lender upon conversion of such TMTG Convertible Notes will be the number of shares of TMTG common stock (rounded to the nearest whole share) equal to the quotient of (a) the principal plus accrued interest on such TMTG Convertible Notes then outstanding divided by (b) either US$25 or US$21, subject to the respective conditions of the individual TMTG Convertible Notes; provided, however, in the event that the Digital World stock price at the time of the closing of the SPAC is less than either $50 per share or $42 per share, subject to the respective conditions of the individual notes, then the Conversion Price will be reset to 50% of the then current Digital World stock price subject to a floor of $10 per share.

Several of the TMTG Convertible Notes have been amended, extended, and/or restated since their initial issuance, and TMTG reserves the right to further amend, extend, and/or restate such notes—including by, without limitation, adjusting the interest rate and/or conversion price—in accordance with the Merger Agreement. TMTG has an ongoing disagreement with the holder of one of the TMTG Convertible Notes arising from differing interpretations of certain terms of the note in question, and is attempting to resolve such disagreement.

Each TMTG Convertible Note that is issued and outstanding immediately prior to the Effective Time will automatically convert immediately prior to the Effective Time into a number of shares of TMTG common stock as such TMTG Convertible Note would automatically have been converted into upon the Closing, in accordance with the Merger Agreement.

Liquidity and Going Concern

TMTG commenced operations on February 8, 2021, and began the initial launch of its social media platform in the first quarter of 2022. The business used cash from operations of $38.5 million from February 8, 2021 (inception) through September 30, 2023, funded by $40.5 million of proceeds from the issuance of convertible promissory notes. The term of these notes ranges between 18 and 36 months; however, each has an accelerated retirement feature in the event of default by TMTG. Interest will be accrued between 5% and 10% annually based on the simple interest method (365 days per year).

As of September 30, 2023, and December 31, 2022, management has substantial doubt that TMTG will have sufficient funds to meet its liabilities as they fall due, including liabilities related to promissory notes previously issued by TMTG. Sufficient funds during this period are directly conditional on completion of the Business Combination by the Outside Date. Depending on timing, additional bridge funding may be required prior to the Effective Time. The amount of such funding will depend on factors including, without limitation, the length of the Interim Period and whether certain existing holders of TMTG Convertible Notes elect to call their notes on or after their respective maturity dates. Management is currently in discussions with certain existing noteholders regarding options for extending their notes’ respective maturity dates and is working to raise funds through the issuance of TMTG Convertible Notes. TMTG believes that it may be difficult to raise additional funds through traditional financing sources in the absence of material progress toward completing its merger with Digital World.

Off-Balance Sheet Arrangements

As of the date of this proxy statement/prospectus, TMTG does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term “off-balance sheet arrangement” generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with TMTG is a party, under which it has any obligation arising under a guaranteed contract, derivative instrument or variable interest or a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily interest rates, access to credit and funds to run day-to-day operations, and the result of fluctuations in foreign currency exchange rates if we expand internationally. Failure to mitigate these risks could have a negative impact on revenue growth, gross margin, and profitability.

Interest Rate Risk

Our cash and cash equivalents are comprised of demand deposits in bank accounts held at financial institutions. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Credit Risk

As of September 30, 2023 and December 31, 2022, effectively all of our cash and cash equivalents were maintained with JPMorgan Chase Bank. We have reviewed the financial statements of our banking institution and believe it currently has sufficient assets and liquidity to conduct its operations in the ordinary course of business with little or no credit risk to us. TMTG has also taken appropriate steps designed to mitigate the risk that JPMorgan Chase might seek to discontinue doing business with TMTG.

As of September 30, 2023 and December 31, 2022, Rumble USA, Inc. and RevContent, LLC (via TMTG’s agreement with TAME) each individually represented in excess of 5% of accounts receivable.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. TMTG has elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, TMTG will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

Critical Accounting Policies and Significant Management Estimates

TMTG prepares its financial statements in accordance with GAAP. The preparation of financial statements also requires TMTG to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. TMTG bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by TMTG’s management. To the extent that there are differences between TMTG’s estimates and actual results, its future financial statement presentation, balance sheet, results of operations and cash flows will be affected. TMTG believes that the accounting policies discussed below are critical to understanding its historical and future performance, as these policies relate to the more significant areas involving its management’s judgments and estimates. Critical accounting policies and estimates are those that TMTG considers the most important to the portrayal of its balance sheet and results of operations because they require its most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

The preparation of TMTG’s financial statements in conformity with GAAP requires it to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although TMTG believes that the estimates it uses are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates. TMTG’s significant accounting policies are described in Note 2 to TMTG’s Interim Condensed Consolidated Financial Statements for the three and nine month period ended September 30, 2023, included elsewhere in this proxy statement/prospectus. TMTG’s critical accounting policies are described below.

Revenue Recognition. TMTG records revenue in accordance with ASC 606. TMTG determines the amount of revenue to be recognized through application of the following steps -Identification of the contract, or contracts with a customer; -Identification of the performance obligations in the contract; -Determination of the transaction price; -Allocation of the transaction price to the performance obligations in the contract; determining whether TMTG is the principal or the agent in arrangements where another party is involved in providing specified services to a customer; and -recognition of revenue when or as TMTG satisfies the performance obligations.

TMTG entered into advertising contractual arrangements with advertising manager service companies. The advertising manager service companies provide advertising services to customers that facilitate the placement of ads on the Truth Social platform. TMTG determines the number of Ad Units available on its Truth Social platform. The advertising manager service companies have sole discretion over the terms of the auction and all payments and actions associated therewith. Prices for the Ad Units are set by an auction operated and managed by these third-party companies. TMTG has the right to block specific advertisers at its sole reasonable discretion, consistent with applicable laws, rules, regulations, statutes, and ordinances. TMTG is an agent in these arrangements, and recognizes revenue for its share in exchange for arranging for the specified advertising to be provided by the advertising manager service companies. The advertising revenues are recognized in the period when the advertising services are provided.

TMTG determined that the contractual arrangements with Rumble TAME, respectively, are agency arrangements as determined by ASC 606-10-55.

Rumble is an advertising manager service involved in providing advertising services through its Ad Manager Service Platform on the Truth Social website to customers. Rumble will make Truth Social Ad Units available for purchase by advertisers on the Ad Manager Service. TMTG determines the number of Ad Units available on its Truth Social website. TMTG determined that the nature of its promise is to arrange for advertising services to be provided by Rumble. The distinct service is selling advertising space for the placement of advertisements (“Ads”) on Truth Social and not combined with any other service 606-10-55-36.

In evaluating the nature of its promise (as described in paragraph 606-10-55-36), TMTG determined that Rumble has sole discretion over the terms of the auction and all payments and actions associated therewith.

Prices for the Ad Units will be set by an auction operated and managed by Rumble. Rumble therefore controls (as described in paragraph ASC 606-10-25-25) each specified Ad unit used by the customer. The services are not combined with any other services as contemplated in paragraph ASC 606-10-25-21(a).

ASC 606-10-55-38 is applicable as TMTG is an agent, its performance obligation is to arrange for the provision of advertising by Rumble. TMTG does not control the advertising provided by Rumble to satisfy the customer’s requirements. TMTG therefore recognizes revenue in the amount of its share in exchange for arranging for the specified advertising to be provided by Rumble. The share is reduced by any costs incurred by Rumble. The requirements of ASC 606-10-55-37 are not applicable as TMTG does not obtain control as outlined in this section. Also refer to the analysis of control indicators in ASC 606-10-55-39. ASC 606-10-55-39 (indicator of control before advertising is sold to customers) is not applicable due to: Rumble and not TMTG is primarily responsible for fulfilling the promise to provide the specified advertising; the Company has no inventory risk related to advertising used by a customer or TMTG has no discretion in establishing the price for the specified advertising. ASC 606-10-55-40 is not applicable as no principal obligations were transferred.

The TAME contractual arrangement is significantly smaller in financial scope than the Rumble arrangement; however, the nature of the promise is similar for both vendors. TAME also has discretion over the terms of the auction and all payments and actions associated therewith. ASC 606-10-55-38 is therefore applicable, and the Company recognizes revenue in the amount of its share in exchange for arranging for the specified advertising to be provided by TAME. ASC 606-10-55-39 is not applicable for similar reasons as outlined in the preceding paragraph.

Capitalized Software Costs. TMTG capitalizes costs related to its major service products and certain projects for internal use incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life, which is generally five to ten years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. As of the periods ended September 30, 2023 and December 31, 2022, there were no capitalized software costs.

Income Taxes. TMTG is subject to income taxes in the United States. Significant judgment is required in determining its provision (benefit) for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. TMTG recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Income tax amounts are therefore recognized for all situations where the likelihood of realization is greater than 50%. Changes in recognition or measurement are reflected in income tax expense in the period in which the change in judgment occurs. Accrued interest expense and penalties related to uncertain tax positions are recorded in income tax expense.

Convertible Promissory Notes. TMTG has issued the TMTG Convertible Notes, which contain a range of fixed rate conversion features, whereby the outstanding principal and accrued interest will be converted into common shares at a fixed discount to the market price of the common stock at the time of conversion. The TMTG Convertible Notes represent a financial instrument other than an outstanding share that embodies a conditional obligation that TMTG must or may settle by issuing a variable number of its equity shares. The bifurcated embedded features of convertible promissory notes are initially recorded on the balance sheet at their fair value on the date of issuance. After the initial recognition, the fair value of the convertible promissory notes (derivative feature component) may change over time due to changes in market conditions. The change in fair market value is included in the income statement as part of other comprehensive income until the debt is derecognized. The liability component of the bifurcated convertible promissory notes (net of any related debt issuance costs) accrete interest using the respective effective interest rate method until maturity.

Fair Value of Financial Instruments. TMTG uses a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2. Significant other inputs that are directly or indirectly observable in the marketplace.

Level 3. Significant unobservable inputs which are supported by little or no market activity.

All of TMTG’s cash is classified within Level 2 because TMTG’s cash is valued using pricing sources and models utilizing observable market inputs. The TMTG Convertible Notes are classified as Level 3 due to significant unobservable inputs. The estimated fair value of the conversion feature of the derivative liability is based on traditional valuation methods including Black-Scholes option pricing models and Monte Carlo simulations.

Use of Estimates. The preparation of financial statements in accordance with U.S. GAAP requires TMTG to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include assumptions used in the fair value of equity instruments, the valuation allowance against deferred tax assets, and the estimates of fair value of derivative liabilities.

Recent Accounting Pronouncements

See Note 2, Recently issued accounting standards, to TMTG’s condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022 as well as TMTG’s financial statements for the year ended December 31, 2022 and 2021.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Internal Control over Financial Reporting

TMTG management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. These controls are designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles as applicable in the United States. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect TMTG’s transactions, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that expenditures are made only in accordance with authorizations of our management and directors as determined by our chart of authority.

TMTG fosters a strong control environment by management’s tone at the top, clearly defined organizational structure, robust communication channels, and assignment of authority and responsibilities. TMTG has also implemented specific procedures and policies which include both preventive (e.g., approvals and authorizations) and detective (e.g., reconciliations and reviews) control activities. TMTG performs monitoring activities which involve ongoing reviews and evaluations to ensure that controls are working as intended. Due to its inherent limitations, internal control over financial reporting may not prevent or detect all errors or acts of fraud. We regularly review our system of internal control over financial reporting to ensure compliance and to address any deficiencies or weaknesses that may arise.

Interest Rate Fluctuation Risk

TMTG’s investment portfolio may consist of short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds. These securities may be classified as available-for-sale and, consequently, are recorded on the consolidated balance sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax. TMTG’s investment policy and strategy will be focused on the preservation of capital and supporting its liquidity requirements. TMTG will not enter into investments for trading or speculative purposes.

Foreign Currency Exchange Risk

Transaction Exposure

TMTG may transact business in various foreign currencies and have international revenue, as well as costs denominated in foreign currencies. This may expose us to the risk of fluctuations in foreign currency exchange rates. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, could negatively affect our revenue and other operating results as expressed in U.S. dollars.

The primary objective of any investment activities is to preserve principal, while at the same time maximizing income we receive from investments without significantly increased risk. Some of the securities TMTG may invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if TMTG holds a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the value of its investment will decline. To minimize this risk in the future, TMTG may maintain its portfolio of cash equivalents and investments in a variety of securities, including (but not limited to): commercial paper, money market funds, government and non-government debt securities and certificates of deposit.

DESCRIPTION OF SECURITIES OF NEW DIGITAL WORLD

The following summary of the material terms of Digital World’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the proposed Amended Charter in its entirety for a complete description of the rights and preferences of Digital World’s securities following the Business Combination. The proposed Amended Charter is described in “The Charter Amendment Proposals (Proposals 2-6),” and the full text of the proposed Amended and Restated Charter is attached as Annex B to this proxy statement/prospectus.

Pursuant to the Digital World Charter, our authorized capital stock consists of 200,000,000 shares of Class A common stock, $0.0001 par value, 10,000,000 shares of Class B common stock, $0.0001 par value, and 1,000,000 shares of undesignated preferred stock, $0.0001 par value. Following the Business Combination, pursuant to the Amended Charter, the authorized capital stock of New Digital World will consist of [●] shares of common stock, $0.0001 par value, and [●] shares of undesignated preferred stock, $0.0001 par value. The following description summarizes the material terms of the capital stock of New Digital World after the Business Combination. Because it is only a summary, it may not contain all the information that is important to you.

Units

Each Unit had an offering price of $10.00 and consists of one whole share of Digital World Class A common stock and one-half of one redeemable Warrant. Each whole Warrant entitles the holder thereof to purchase one share of Digital World Class A common stock at a price of $11.50 per share, subject to adjustment as described herein. On September 8, 2021, Digital World consummated its IPO of 28,750,000 Units, which included 3,750,000 Units issued pursuant to the full exercise by the underwriters of their over-allotment option. Simultaneously with the closing of the IPO, Digital World completed the private sale of an aggregate of 1,133,484 Placement Units to the Sponsor.

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor or its affiliate or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $30,000,000 of such loans may be convertible into Working Capital Units at a price $10.00 per Unit at the option of the lender and an additional $10,000,000 of such loans may be convertible into Working Capital Units at a price $8.00 per Unit at the option of the lender. The additional Working Capital Units beyond the Working Capital Units underlying the initial $1,500,000 in Digital World Convertible Notes as described in Digital World’s IPO prospectus will only be issuable upon the approval of Digital World’s stockholders, which approval is included as part of Proposal 5 and Proposal 9 as described in this proxy statement/prospectus. As of the date of this proxy statement/prospectus, there were $4,000,700 outstanding in Digital World Convertible Notes due to our Sponsor and $1,232,000 outstanding in Digital World Convertible Notes due to Renatus.

The Sponsor may loan to Digital World additional funds for working capital purposes prior to the Business Combination. As of the date of this proxy statement/prospectus there were $4,000,700 outstanding in working capital loans due to our Sponsor. If the Business Combination is not consummated and Digital World does not otherwise consummate another business combination prior to September 8, 2024, then there will likely be insufficient funds to pay the working capital loans.

Upon the Closing the shares of Digital World Class A common stock and the Warrants will be separated and the Units will no longer trade or exist.

Common Stock

Upon the Closing, the Class A common stock, including any shares of Digital World Class B common stock that are converted into Digital World Class A common stock in accordance with the Digital World Charter, will be redesignated as New Digital World common stock.

It is anticipated that, immediately after the Closing, New Digital World will have a total of 132,990,810 shares of New Digital World common stock issued and outstanding. The foregoing (A) exclude the exercise of outstanding Warrants and the conversion of securities issued in the Post-IPO Financings and (B) assume that (i) there are no Redemptions of any shares by Digital World’s Public Stockholders in connection with the Business Combination and (ii) no awards are issued under the Equity Incentive Plan. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by Digital World’s existing stockholders in the Combined Entity will be different. Upon consummation of the Business Combination, and subject to approval of the Incentive Plan Proposal, TMTG’s directors, executive officers, employees and consultants are expected to receive grants of stock options, restricted stock units or other equity in the Combined Entity under the Equity Incentive Plan from time to time as determined by the Compensation Committee

Voting Rights

New Digital World Common Stock

Holders of New Digital World common stock will be entitled to one (1) vote for each share of New Digital World common stock held of record by such holder at all meetings of New Digital World stockholders and on all matters properly submitted to a vote of Digital World stockholders generally.

Stockholder Votes

Unless specified in the Amended Charter or bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of our shares of New Digital World common stock that are voted is required to approve any such matter voted on by our stockholders. Our board of directors will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Delaware law could require holders of a class of New Digital World’s capital stock to vote separately as a class on any proposed amendment of New Digital World’s Amended Charter if the amendment would increase or decrease the par value of the shares of that class or would alter or change the powers, preferences or special rights of the shares of that class in a manner that affects them adversely.

Economic Rights

Except as otherwise expressly provided in New Digital World’s Amended Charter or required by applicable law, shares of New Digital World common stock will have the same rights, powers and preferences and rank equally, share ratably and be identical in all respects as to all matters, including the following:

Dividends and Distributions; Rights upon Liquidation

Shares of New Digital World common stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board out of any assets or funds of New Digital World legally available therefor; provided, however, that, if a dividend is paid in the form of shares (or options, Warrants or other rights to acquire shares) of New Digital World common stock, then holders of New Digital World common stock will receive shares (or options, Warrants or other rights to acquire shares) of New Digital World common stock. Notwithstanding the foregoing, the Board may pay or make a disparate dividend or distribution per share of New Digital World common stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved by the affirmative vote of the holders of a majority of the outstanding shares of New Digital World common stock.

Upon the dissolution, distribution of assets, liquidation or winding up of New Digital World, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of New Digital World, holders of New Digital World common stock will be entitled to receive ratably all assets of New Digital World available for distribution to its stockholders unless disparate or different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of New Digital World common stock.

Other Rights

The Amended Charter does not provide for any preemptive or subscription rights with respect to the New Digital World common stock, and there are no Redemption or sinking fund provisions applicable to the New Digital World common stock. Upon completion of the Business Combination, all the outstanding shares of New Digital World common stock will be validly issued, fully paid and non-assessable.

All of the outstanding Founder Shares, as shares of Class B common stock, will convert into shares of New Digital World common stock at the Closing. With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with the Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) one year after the Closing or (B) subsequent to the Closing, (x) if the last sale price of the New Digital World common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, or (y) the date on which New Digital World completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Preferred Stock

The Amended Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. No shares of preferred stock are being issued or registered in the Business Combination.

Warrants

Public Warrants

Each Public Warrant entitles the registered holder to purchase one share of New Digital World common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the Closing. The Public Warrants will expire five years after the Closing at 5:00 p.m., New York City time, or earlier upon Redemption or liquidation.

We will not be obligated to deliver any shares of New Digital World common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of New Digital World common stock underlying the Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of New Digital World common stock upon exercise of a warrant unless the New Digital World common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We are not registering the shares of New Digital World common stock issuable upon exercise of the Public Warrants at this time. However, we have agreed that as soon as practicable, but in no event later than 15 business days after the Closing, we will use our best efforts to file with the SEC a registration statement covering the shares of New Digital World common stock issuable upon exercise of the Warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of New Digital World common stock until the Warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of New Digital World common stock issuable upon exercise of the Warrants is not effective by the 60th business day after the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the New Digital World common stock issuable upon exercise of the Warrants is not effective within a specified period following the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis.

Once the Public Warrants become exercisable, we may call the Warrants for Redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of Redemption to each warrant holder; and

•

if, and only if, the reported last sale price of the New Digital World common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of Redemption to the warrant holders.

If and when the Public Warrants become redeemable by us, we may not exercise our Redemption right if the issuance of shares of common stock upon exercise of the Warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification.

We have established the last of the Redemption criteria discussed above to prevent a Redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of Redemption of the Public Warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled Redemption date. However, the price of the New Digital World common stock may fall below the $18.00 Redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the Redemption notice is issued.

If we call the Public Warrants for Redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of New Digital World common stock issuable upon the exercise of our Warrants. If our management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their Warrants for that number of shares of New Digital World common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Digital World common stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the New Digital World common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of Redemption is sent to the holders of Warrants. If our management takes advantage of this option, the notice of Redemption will contain the information necessary to calculate the number of shares of New Digital World common stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant Redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the Warrants after the Closing. If we call our Public Warrants for Redemption and our management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their Warrants on a cashless basis, as described in more detail below.

A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of New Digital World common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of New Digital World common stock is increased by a stock dividend payable in shares of New Digital World common stock, or by a split-up of shares of New Digital World common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of New Digital World common stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of New Digital World common stock. A rights offering to holders of New Digital World common stock entitling holders to purchase shares of New Digital World common stock at a price less than the fair market value will be deemed a stock dividend of shares of New Digital World common stock equal to the product of (i) the number of shares of New Digital World common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New Digital World common stock) and (ii) one (1) minus the quotient of (x) the price per share of New Digital World common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for New Digital World common stock, in determining the price payable for New Digital World common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of New Digital World common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of New Digital World common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of New Digital World common stock on account of such shares of New Digital World common stock (or other shares of our capital stock into which the

Warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the Redemption Rights of the holders of New Digital World common stock in connection with the Closing (d) to satisfy the Redemption Rights of the holders of New Digital World common stock in connection with an extension rea stockholder vote to amend the Digital World Charter (i) for an Extension or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the Redemption of our Public Shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Digital World common stock in respect of such event.

If the number of outstanding shares of our New Digital World common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of New Digital World common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of New Digital World common stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of New Digital World common stock.

Whenever the number of shares of New Digital World common stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Digital World common stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New Digital World common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of New Digital World common stock (other than those described above or that solely affects the par value of such shares of New Digital World common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of New Digital World common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of our New Digital World common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of New Digital World common stock in such a transaction is payable in the form of New Digital World common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Public Warrants and the Placement Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Digital World. You should review a copy of the warrant agreement, which has been publicly filed with the SEC and which you can find in the list of exhibits to this registration statement, for a complete description of the terms and conditions applicable to the Warrants. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Warrants being exercised. The warrant holders do not have the rights or privileges of holders of New Digital World common stock and any voting rights until they exercise their Warrants and receive shares of New Digital World common stock. After the issuance of shares of New Digital World common stock upon exercise of the Warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of New Digital World common stock to be issued to the warrant holder.

Placement Warrants

Except as described below, the Placement Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. The Placement Warrants (including the New Digital World common stock issuable upon exercise of the Placement Warrants) are not transferable, assignable or salable until 30 days after the Closing (except, among certain other limited exceptions to our officers and directors and other persons or entities affiliated with the Sponsor) and will be entitled to registration rights, so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Placement Warrants on a cashless basis. If the Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Placement Warrants will be subject to the same terms and conditions as the Public Warrants, and among other matters, be exercisable by the holders on the same basis as the Public Warrants.

If holders of the Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their Warrants for that number of shares of New Digital World common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Digital World common stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below), by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the New Digital World common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the Closing. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial conditions subsequent to the Closing. The payment of any cash dividends subsequent to the Closing will be within the discretion of our board of directors at such time. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Our Transfer Agent and Warrant Agent

The transfer agent for our common stock and warrant agent for our Warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Our Amended and Restated Certificate of Incorporation

The Digital World Charter contains certain requirements and restrictions relating to our Initial Public Offering that will apply to us until the completion of our initial business combination. These provisions cannot be amended without the approval of the holders of at least 65% of our common stock. Specifically, the Digital World Charter provides, among other things, that:

•

In the event that we have not consummated an initial business combination by March 8, 2024, upon the approval by the Digital World Board, Digital World may extend the period of time to consummate a Business Combination up to four times, each by an additional three months, for an aggregate of 12 additional months to September 8, 2024;

•

Prior to our initial business combination, we may not issue additional shares of capital stock that would entitle the holders thereof to: (i) receive funds from the Trust Account; (ii) vote on any initial business combination; or (iii) vote on matters related to our pre-initial business combination activity;

•

Although we do not intend to enter into a business combination with a target business that is affiliated with our Sponsor, our directors or our officers, we are not prohibited from doing so. In the event we enter into such a transaction, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm that is a member of FINRA or an independent accounting firm that such a business combination is fair to our company from a financial point of view;

•

If a stockholder vote on our initial business combination is not required by law and we do not decide to hold a stockholder vote for business or other legal reasons, we will offer to redeem our Public Shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, and will file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about our initial business combination and the Redemption Rights as is required under Regulation 14A of the Exchange Act;

•

Our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of our assets held in the Trust Account (excluding the deferred underwriting commissions and interest income earned on the Trust Account that is released to us to pay taxes or for working capital purposes) at the time of the agreement to enter into the initial business combination;

•

If our stockholders approve an amendment to our amended and restated certificate of incorporation (i) to modify the substance or timing of our obligation to allow Redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within 36 months from the closing of our Initial Public Offering or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, we will provide our Public Stockholders with the opportunity to redeem all or a portion of their shares of Class A common stock upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then outstanding Public Shares; and

•	We will not complete our initial business combination with another blank check company or a similar company with nominal operations.

In addition, the Digital World Charter provides that we will only redeem our Public Shares so long as (after such Redemption) our net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of our initial business combination and after payment of underwriters’ fees and commissions.

Certain Anti-Takeover Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of the company’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

The Digital World Charter provides that our board of directors is classified into three classes of directors. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval (including a specified future issuance) and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum for Certain Lawsuits

The Digital World Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Notwithstanding, the Digital World Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, (i) the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder.

Special Meeting of Stockholders

Our bylaws provide that special meetings of our stockholders may be called only by a majority vote of our Board, by our Chief Executive Officer or by our Chairman.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Action by Written Consent

Subsequent to the consummation of the IPO, any action required or permitted to be taken by our common stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to our Class B common stock.

Classified Board of Directors

Our directors are divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. The Digital World Charter provides that the authorized number of directors may be changed only by resolution of the board of directors. Subject to the terms of any preferred stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Class B Common Stock Consent Right

For so long as any shares of Class B common stock remain outstanding, we may not, without the prior vote or written consent of the holders of a majority of the shares of Class B common stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of our certificate of incorporation, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B common stock. Any action required or permitted to be taken at any meeting of the holders of Class B common stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding Class B common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Class B common stock were present and voted. All of the Class B common stock will convert upon consummation of the Business Combination.

Registration Rights

The holders of the Founder Shares, Placement Units and Working Capital Units (and any securities underlying the Placement Units and Working Capital Units) are entitled to registration rights pursuant to the Registration Rights Agreement, requiring us to register such securities for resale (in the case of the Founder Shares, only after conversion to our Class A common stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. We will bear the expenses incurred in connection with the filing of any such registration statements.

Listing of Securities

Our Units, Class A common stock and Warrants are currently listed on Nasdaq under the symbols “DWACU,” “DWAC” and “DWACW,” respectively. It is currently expected that after the Closing, our New Digital World common stock and Public Warrants will be listed on Nasdaq under the symbols “DJT” and “DJTW,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of our common stock or Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our common stock or Warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of Class A common stock (or after the Closing, New Digital World common stock) then outstanding; or

•

the average weekly reported trading volume of the Class A common stock (or after the Closing, New Digital World common stock) then during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, subject to certain customary representations to our counsel, our Initial Stockholders may be able to sell their Founder Shares and Placement Units, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.

COMPARISON OF STOCKHOLDER RIGHTS

Both Digital World and TMTG are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Business Combination is completed, holders of TMTG securities will become stockholders of Digital World, and their rights will be governed by the DGCL, the Amended Charter attached to this proxy statement/prospectus as Annex B, and the bylaws of New Digital World attached to this proxy statement/prospectus as an exhibit.

The table below summarizes the material differences between the current rights of TMTG securityholders under the TMTG certificate of incorporation and bylaws and the rights of Digital World stockholders, post-Closing, under the Amended Charter and bylaws, each as amended, as applicable, and as in effect immediately following the Business Combination.

While Digital World and TMTG believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the Business Combination and the rights of Digital World stockholders following the Business Combination, these summary tables may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Digital World or TMTG before the Business Combination and being a stockholder of Digital World after the Business Combination. Digital World has attached as Annex B to this proxy statement/prospectus a copy of the proposed Amended Charter, and attached as Exhibit F to Annex A, to this proxy statement/prospectus a copy of the form of New Digital World bylaws, and will send copies of the documents referred to in this proxy statement/prospectus to you upon your request. See the section titled “Where You Can Find More Information.”

Current Digital World Rights Versus New Digital World Rights Post-Merger

Provision	Digital World Acquisition Corp. (Pre-Merger)	New Digital World (Post-Closing)
Authorized Capital Stock	Digital World is authorized to issue 211,000,000 shares, consisting of (a) 210,000,000 shares of Digital World common stock, including (i) 200,000,000 shares of Digital World Class A common stock, and (ii) 10,000,000 shares of Digital World Class B common stock, and (b) 1,000,000 shares of preferred stock. As of the date of this proxy statement/prospectus, no shares of preferred stock are outstanding.

New Digital World will be authorized to issue 1,000,000,000 shares of capital stock, consisting of 999,000,000 New Digital World common stock and 1,000,000 shares of preferred stock. Upon consummation of the Business Combination and assuming no shares of Digital World Class A common stock are redeemed, we expect there will be approximately 135,523,944 shares of New Digital World common stock outstanding.

Following the Business Combination, the number of authorized shares of common stock or preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of

Provision	Digital World Acquisition Corp. (Pre-Merger)	New Digital World (Post-Closing)
capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of New Digital World entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.

Lock-Up	The Digital World Charter does not contain lock-up provisions.

Following the Business Combination, shares of capital stock received by TMTG stockholders in connection with the Business Combination will be subject to a lock-up whereby, subject to certain limited exceptions, the shares cannot be transferred until the earliest of (i) the date that is six months after the Closing, (ii) the date on which the closing stock price for New Digital World common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, and (iii) the date after Closing on which New Digital World completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the New Digital World stockholders having the right to exchange their shares of New Digital World common stock for cash, securities or other property.

These lock-up restrictions will exclude shares of New Digital World common stock issued to holders of TMTG common stock, which were issued by TMTG prior to the Closing in exchange for their TMTG Convertible Notes.

Number of Directors	The Digital World Charter provides that the number of directors of Digital World, other than those who may be elected by the holders of one or more series of the preferred stock voting	The number of directors of New Digital World shall initially be seven (7). The precise number of directors shall be fixed by the New Digital World Board

Provision	Digital World Acquisition Corp. (Pre-Merger)	New Digital World (Post-Closing)
	separately by class or series, shall be fixed from time to time exclusively by the Digital World Board pursuant to a resolution adopted by a majority of the Digital World Board.	pursuant to a resolution adopted by the New Digital World Board.

Classification of the Board of Directors	Subject to the special rights of the holders of any series of preferred stock to elect directors, the Digital World Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Digital World Board is authorized to assign members of the board already in office to Class I, Class II or Class III. At each succeeding annual meeting of the stockholders of Digital World, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.	Following the Business Combination, New Digital World will have a classified board of directors, with three classes of directors. Class I will initially serve a one year term, Class II will initially serve a two year term, and Class III will initially serve a three year term. All classes will serve three year terms following their initial term.

Appointment of Directors

The Digital World Charter requires that the directors be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors; provided, that prior to the closing of the initial business combination, the holders of Class B common stock shall have the exclusive right to elect and remove any director, and the holders of Class A common stock shall have no right to vote on the election or removal of any director.

In addition, except as otherwise required by law, whenever the holders of one or more series of the preferred stock shall have the right, voting separately by class or series, to elect one or more directors, the

At New Digital World’s annual meeting, the stockholders elect directors each of whom shall hold office until his or her successor is elected and qualified, or until his or her earlier resignation, death or removal.

At stockholder meetings for the election of directors, the vote required for election of a director shall be by a plurality of the votes cast by stockholders entitled to vote in the election in favor or against the election of a nominee.

Provision	Digital World Acquisition Corp. (Pre-Merger)	New Digital World (Post-Closing)
term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the preferred stock as set forth in the Digital World Charter (including any preferred stock designation) and such directors shall not be included in any of the classes described above unless expressly provided by such terms.

Removal of Directors	The Digital World Charter provides that any and all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock of Digital World entitled to vote generally in election of directors, voting together as a single class; provided, that prior to the closing of the initial business combination, the holders of Class B common stock shall have the exclusive right to elect and remove any director, and the holders of Class A common stock shall have no right to vote on the election or removal of any director.	Any director or the entire board may be removed from office, only for cause, by the affirmative vote of the holders of 66.67% of the voting power of all then outstanding shares of New Digital World entitled to vote for the election of directors.

Vacancies on the Board of Directors	Newly created directorships resulting from an increase in the number of directors and any vacancies on the Digital World Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to	Any newly created directorship on the New Digital World board that results from an increase in the number of directors and any vacancies on the board are filled exclusively by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the New Digital World board. Any director so chosen will hold office until his or her successor has been elected and qualified.

Provision	Digital World Acquisition Corp. (Pre-Merger)	New Digital World (Post-Closing)
which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Special Meeting of the Board of Directors	The current bylaws provide that special meetings of the Digital World Board (a) may be called by the chairman of the Digital World Board or President and (b) shall be called by the chairman of the Digital World Board, president or secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request.	Special meetings of the New Digital World board may be called by the chairman of the board, President, or on the written request of at least a majority of directors then in office.

Special Meeting of the Stockholders	The current charter and bylaws provide that, subject to the rights of the holders of any outstanding series of the preferred stock of Digital World and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the chairman of the Digital World Board, chief executive officer, or the Digital World Board pursuant to a resolution adopted by a majority of the Digital World Board, and may not be called by any other person.	Special meetings of the stockholders of New Digital World may be called only by the Chairman of the Board, the Chief Executive Officer, or pursuant to a written resolution adopted by a majority of the New Digital World Board.

Voting	The Digital World Charter provides that holders of Digital World Class A common stock and holders of Digital World Class B common stock will vote together as a single class on all matters	Except as otherwise required by law or the charter of New Digital World, holders of New Digital World common stock are entitled to one vote for each share of New Digital World common stock held

Provision	Digital World Acquisition Corp. (Pre-Merger)	New Digital World (Post-Closing)
	submitted to a vote of our stockholders, except as required by law. Each share of common stock will have one vote on all such matters. However, the holders of the shares of Digital World Class B common stock have the right to elect all of the directors prior to the Business Combination. Except as otherwise required by law, holders of common stock shall not be entitled to vote on any amendment to the charter of Digital World that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled exclusively, either separately or together with the holders of one or more other such series of preferred stock, to vote thereon pursuant to the charter of Digital World or the DGCL.	of record by such holder on all matters on which stockholders are generally entitled to vote; provided, that, except as otherwise required by law, holders of common stock shall not be entitled to vote on any amendment to the charter of New Digital World that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together with the holders of one or more other such series of preferred stock, to vote thereon pursuant to the charter of New Digital World or the DGCL.

Cumulative Voting	The Digital World Charter does not authorize cumulative voting.	The charter of New Digital World does not authorize cumulative voting.

Stockholder Action by Written Consent	The Digital World Charter provides that, except as may be otherwise provided for or fixed pursuant to the current certificate of incorporation (including any preferred stock designation) relating to the rights of the holders of any outstanding series of preferred stock, subsequent to the consummation of the Digital World IPO, any action required or permitted to be taken by the stockholders of Digital World must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to the Class B common	Any action required or permitted to be taken by the stockholders of New Digital World at any annual or special meeting of the stockholders may be effected only at a duly called annual or special meeting of stockholders of New Digital World and may not be effected by any consent in writing by such stockholders.

Provision	Digital World Acquisition Corp. (Pre-Merger)	New Digital World (Post-Closing)
stock with respect to which action may be taken by written consent.
Declaration and Payment of Dividends	Subject to applicable law, the rights, if any, of the holders of any outstanding series of the preferred stock and the business combination requirement provisions of the Digital World Charter, the holders of shares of Digital World common stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of Digital World) when, as and if declared thereon by Digital World Board from time to time out of any assets or funds of Digital World legally available therefor and shall share equally on a per share basis in such dividends and distributions.	The New Digital World Board may from time to time declare, and New Digital World may pay, dividends on New Digital World’s outstanding shares of capital stock, subject to applicable law and New Digital World’s charter.

Limitation of Liability of Directors and Officers	The Digital World Charter provides that a director of Digital World shall not be personally liable to Digital World or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless they violated their duty of loyalty to Digital World or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful Redemptions, or derived improper personal benefit from their actions as directors.

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The charter of New Digital World will provide that, to the fullest extent provided by law, no director will be personally liable to New Digital World or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the Director’s duty of loyalty to New Digital World or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the Director derived an improper personal benefit.

Provision	Digital World Acquisition Corp. (Pre-Merger)	New Digital World (Post-Closing)

Indemnification of Directors, Officers	The Digital World Charter provides that Digital World’s officers and directors will be indemnified by Digital World to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended.

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation, through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

Interested Directors	To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to Digital World or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of Digital World Charter or in the future, and Digital World renounces any expectancy that any of the directors or officers of Digital World will offer any such corporate opportunity of which he or she may become aware to Digital World, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of Digital World with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of Digital World and (i) such opportunity is one Digital World is legally and contractually permitted to undertake and would otherwise be reasonable for Digital World to pursue and (ii) the director or officer is permitted to refer that opportunity to Digital World without violating any legal obligation.	To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to New Digital World or any of its officers or directors, or any of their respective affiliates, and New Digital World renounces any interest or expectancy that any of the New Digital World directors will offer any opportunity in which he or she may become aware to New Digital World, except the doctrine of corporate opportunity shall apply with respect to any of the directors of New Digital World with respect to an opportunity that was offered to such person expressly and solely in his or her capacity as a director of New Digital World and (i) such opportunity is one New Digital World is legally and contractually permitted to undertake and would otherwise be reasonable for New Digital World to pursue and (ii) the director or officer is permitted to refer that opportunity to New Digital World without violating any legal obligation.

Inspection of Books and Records	The current bylaws provide that Digital World may treat the	Under the DGCL, any stockholder or beneficial owner has the right,

Provision	Digital World Acquisition Corp. (Pre-Merger)	New Digital World (Post-Closing)
	registered stockholders as the persons exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of Digital World, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person), upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of Digital World.	upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. The bylaws of New Digital World will permit New Digital World’s books and records to be kept within or outside Delaware at the principal office of New Digital World, at an office of its counsel, at an office of its transfer agent or at such other place or places as may be designated from time to time by the board.

Choice of Forum

The Digital World Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction.

The Digital World Charter further provides that, unless we consent in

The charter of New Digital World generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of New Digital World, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee of New Digital World to New Digital World or New Digital World’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the charter or bylaws (including the interpretation, validity or enforceability thereof), or (iv) any action asserting a claim governed by the internal affairs doctrine. Unless New Digital World consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of Florida shall be the sole and exclusive

Provision	Digital World Acquisition Corp. (Pre-Merger)	New Digital World (Post-Closing)

writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Digital World Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

forum for resolving any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

Quorum

Board of directors. A majority of the Digital World Board shall constitute a quorum for the transaction of business at any meeting of the Digital World Board.

Stockholders. The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of Digital World representing a majority of the voting power of all outstanding shares of capital stock of Digital World entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when

Board of directors. A majority of the New Digital World Board constitutes a quorum at any meeting of the New Digital World Board.

Stockholders. The presence, in person or by proxy, at a stockholder’s meetings of the holders of shares entitled to vote a majority of the voting power of all outstanding shares of capital stock entitled to vote at such meeting constitutes a quorum.

Provision	Digital World Acquisition Corp. (Pre-Merger)	New Digital World (Post-Closing)
specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

Amendment to Certificate of Incorporation

The Digital World Charter requires a separate or specific vote for:

•  Amendments that relate solely to the terms of one or more outstanding series of preferred stock, or another series of common stock, if the holders thereof are entitled to a separate vote;

•  Amendments that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Digital World Class B common stock, which require a separate class vote;

•  Amendments to the provisions of the current certificate of incorporation related to the requirements for Digital World’s initial business combination, Redemption Rights, distributions from the Trust Account, certain share issuances, which prior to the consummation of Digital World’s initial business combination require the affirmative vote of holders of at least sixty-five percent (65%) of all then outstanding shares of the Digital World common stock; and

•  Amendments to the provisions of the current

Under Delaware law, an amendment to a charter generally requires the approval of the New Digital World Board and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

Except as otherwise required by law, holders of common stock shall not be entitled to vote on any amendment to the charter of New Digital World that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together with the holders of one or more other such series of preferred stock, to vote thereon pursuant to the charter of New Digital World.

Provision	Digital World Acquisition Corp. (Pre-Merger)	New Digital World (Post-Closing)

Digital World Charter related to the election and removal of directors, which require a resolution passed by holders of at least ninety percent (90%) of the outstanding common stock entitled to vote thereon.

Amendment to Bylaws	The current bylaws provide that the Digital World Board shall have the power to adopt, amend, alter or repeal the current bylaws. The affirmative vote of a majority of the Digital World Board shall be required to adopt, amend, alter or repeal the current bylaws. The current bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of Digital World required by applicable law or the current Digital World Charter, the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of Digital World entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the current bylaws.	The New Digital World Board will be expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of New Digital World. The bylaws may also be amended, repealed or added to by the New Digital World stockholders representing at least 66.67% of the voting power of all of the then-outstanding shares of capital stock of New Digital World; provided, however, that if the board recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of shares of Digital World common stock as of the Record Date (pre-Business Combination) and the currently expected ownership of shares of New Digital World common stock upon the Closing by:

•

each person known by Digital World to be the beneficial owner of more than 5% of Digital World common stock as of the Record Date (pre-Business Combination) or of shares of New Digital World common stock upon the Closing;

•	each of Digital World’s current executive officers and directors;

•	each person who will become an executive officer or director of the Combined Entity upon the Closing; and

•	all executive officers and directors of the Combined Entity as a group upon the Closing,

in each case, excluding (i) the conversion of securities issued in the Post-IPO Financings (unless otherwise specified) and (ii) the issuance of the Earnout Shares, and assuming that:

(a) (1) there are no Redemptions of any shares by the Public Stockholders in connection with the Business Combination, (2) the TMTG Convertible Notes upon the Closing will be converted into 8,369,509 New Digital World common stock, (3) no awards are issued under the Equity Incentive Plan, (4) there are no other issuances of equity interests of the Company (excluding the Earnout Shares) prior to or in connection with the Closing and (5) none of the parties set forth below purchase shares of Digital World Class A common stock in the open market (“Scenario A”); and, alternatively that

(b) (1) the maximum number of Digital World’s Public Stockholders exercise their right to Redemption in connection with the Business Combination (representing Redemption of shares of 22,991,673 Digital World Class A common stock, for aggregate payment of approximately $234,515,065 from the Trust Account (based on an assumed Redemption price of approximately $10.20 per share)), (2) the TMTG Convertible Notes upon the Closing will be converted into 8,369,509 New Digital World common stock, (3) no awards are issued under the Equity Incentive Plan, (4) there are no other issuances of equity interests of the Company (excluding the Earnout Shares) prior to or in connection with the Closing and (5) none of the parties set forth below purchase shares of Digital World Class A common stock in the open market (“Scenario B”).

In addition, each of Scenario A and Scenario B give effect to the automatic conversion of the Founder Shares into New Digital World common stock applying a 1.34 conversion ratio at the Closing of the Business Combination, giving effect to the anti-dilution rights of the Class B common stock under Digital World’s Charter. See “Risk Factors—Risks Related to Digital World and the Business Combination—As a result of the prolonged delay due to the Investigation, Digital World has incurred significant unanticipated expenses well in excess of the working capital loans provided by our Sponsor, which have required Digital World to seek alternative sources of working capital to fund its day-to-day operations and such additional and unanticipated costs and expenses through Post-IPO Financings. Unlike working capital loans provided by our Sponsor, Post-IPO Financings trigger the anti-dilution provision contained in our Charter adjusting the conversion ratio of our Class B common stock to Class A common stock for the benefit of holders of our Class B common stock, the majority of which is owned by the Sponsor. In the absence of a waiver of such anti-dilution by Mr. Orlando on behalf of the holders of Class B common stock, in addition to other potential sources of dilution, Public Stockholders who elect not to redeem their shares of Class A common stock, may suffer additional dilution.”

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and Warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of shares of Digital World common stock pre-Business Combination is based on 37,210,686 issued and outstanding shares of Digital World common stock as of the Record Date, consisting of 30,023,186 shares of Class A common stock and 7,187,500 shares of Class B common stock. The beneficial ownership of shares of New Digital World common stock upon the Closing, making the assumptions with respect to Scenario A as described above, is based on 135,523,944 shares of common stock, of which 95,869,508 shares of New Digital World common stock will be issued to TMTG’s securityholders, 28,745,952 shares will be held by the Public Stockholders, and 8,500,134 shares of common stock will be held by the Sponsor or other affiliates. The beneficial ownership of shares of New Digital World Class A common stock upon the Closing making the assumptions with respect to Scenario B as described above, is based on 112,532,271 shares of common stock, of which 95,869,508 shares of New Digital World common stock will be issued to TMTG’s securityholders, 5,754,279 shares will be held by the Public Stockholders, and 8,500,134 shares will be held by the Sponsor or other affiliates. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by Digital World’s existing stockholders in the Combined Entity will be different.

Unless otherwise indicated, Digital World believes that all persons named in the table have sole voting and investment power with respect to all Digital World common stock beneficially owned by them.

Pre-Business Combination Beneficial Ownership Table

	Class A Common Stock		Class B Common Stock(2)

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class	Approximate Percentage of Outstanding Common Stock
Eric Swider	—	—	7,500	*	*
Katherine Chiles	—	—	—	—	—
Alexander Cano	—	—	—	—	—
Frank Andrews	—	—	—	—	—
Patrick Orlando(3)	1,133,484	3.8%	5,490,000	76.4%	14.8%
Edward Preble	—	—	—	—	—
Jeffrey Smith	—	—	—	—	—
All directors and executive officers as a group (7 individuals)	1,133,484	3.8%	5,497,500	76.5%	14.8%

Other 5% Stockholders
ARC Global Investments II LLC (the Sponsor)(3)	1,133,484	3.8%	5,490,000	76.4%	14.8%

*	Less than 1%
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Digital World Acquisition Corp., 3109 Grand Ave., #450, Miami, Florida 33133.
(2)

Interests shown consist solely of Founder Shares, classified as shares of Class B common stock. Such shares are convertible into shares of Class A common stock on a one-for-one basis, subject to adjustment.

(3)

ARC Global Investments II LLC, our Sponsor, is the record holder of the securities reported herein. Patrick Orlando is the managing member of the Sponsor. By virtue of this relationship, Mr. Orlando may be deemed to share beneficial ownership of the securities held of record by the Sponsor. Mr. Orlando disclaims any such beneficial ownership except to the extent of his pecuniary interest.

Post-Business Combination Beneficial Ownership Table

	Combined Entity Post-Business Combination
	Digital World Pre-Business Combination				(assuming no redemptions by Digital World stockholders)(1)				(assuming maximum redemptions by Digital World stockholders)(2)(3)
Name and Address of Beneficial Owner	Number of Shares*		% of Outstanding Shares		Number of Shares		% of Outstanding Shares**		Number of Shares		% of Outstanding Shares
Directors and Executive Officers Post-Business Combination
Devin G. Nunes	—		—		115,000		*	*	115,000		*	*
Phillip Juhan	—		—		490,000		*	*	490,000		*	*
Andrew Northwall	—		—		20,000		*	*	20,000		*	*
Vladimir Novachki	—		—		45,000		*	*	45,000		*	*
Sandro De Moraes	—		—		—		—		—		—
Scott Glabe	—		—		20,000		*	*	20,000		*	*
Eric Swider(4)	7,500		*	*	194,849		*	*	194,849		*	*
Donald J. Trump, Jr.	*	*	*	*	—		—		—		—
Kashyap “Kash” Patel					—		—		—		—
W. Kyle Green	—		—		—		—		—		—
Robert Lighthizer	—		—		—		—		—		—
Linda McMahon	—		—		—		—		—		—

All Directors and Executive Officers of New Digital World as a Group ([12] Individuals)	*	*	*	*	*	*	*	*	*	*	*	*

Five Percent Holders:
President Donald J. Trump(5)	—		—		78,750,000		58.1%		78,750,000		70.0%
ARC Global Investments II LLC (the Sponsor)(6)	6,623,484		14.8%		10,790,415		7.8%		10,790,415		9.4%
United Atlantic Ventures, LLC(7)	—		—		7,525,000		5.6%		7,525,000		6.7%

*

based on 37,210,686 issued and outstanding shares of Digital World common stock as of the Record Date, consisting of 30,023,186 shares of Class A common stock and 7,187,500 shares of Class B common stock

**	less than 1%

Unless otherwise noted, the business address of each of the directors and officers prior to the Business Combination is 3109 Grand Ave., #450, Miami, Florida 33133. After the consummation of the Business Combination, the business address of each of the directors and officers will be 401 N. Cattlemen Rd., Ste. 200, Sarasota, Florida 34232.

(1)	Assumes that no shares of Digital World Class A common stock are redeemed and the matters described in Scenario A above.
(2)

Assumes Redemption of 22,991,673 shares of Digital World Class A common stock, for aggregate payment of approximately $234,515,065 from the Trust Account (based on an assumed Redemption price of approximately $10.20 per share) and the matters described in Scenario B above. Percentages are based on 135,523,944 shares of New Digital World common stock outstanding following the consummation of the Business Combination.

(3)

The maximum Redemption amount is derived so that Digital World is able to satisfy the Financial Closing Conditions, after giving effect to the payments to redeeming stockholders. The ability to meet the Financial Closing Conditions will not be known until the level of redemptions of Public Shares in connection with the Business Combination is known. As a result, if redemptions exceed $234,515,065 (or 80% of the Trust Account) the Business Combination would not close. As such, the Maximum Redemption scenario does not reflect the full amount of Public Shares that may be redeemed under Digital World’s Charter. Accordingly, if holders of more than 22,991,673 Public Shares seek to exercise such Redemption Rights, the Business Combination is not expected to close.

(4)

The shares reported as beneficially owned by Mr. Swider consist of (a) 10,050 shares as a result of the conversion of his 7,500 Founder Shares as adjusted by the expected conversion ratio (1.34) applicable to the Digital World Class B common stock and (b) 184,799 shares issuable to Renatus upon conversion of the Digital World Convertible Notes, at a conversion price of $10.00 per share, issued to Renatus in connection with working capital loans. The Digital World Convertible Notes are convertible into Working Capital Units. Each unit consists of one share of Digital World Class A common stock and one-half Warrant. Mr. Eric Swider is [the] managing member of Renatus. As a result, Mr. Swider may be deemed to share voting and dispositive power with respect to the shares held of record by Renatus. Mr. Swider expressly disclaims beneficial ownership of the shares held by Renatus. The address for Renatus is 370 Harbour Drive, Humacao, Puerto Rico 00791.

(5)

Reflects the shares to be issued, directly or indirectly, to former President Trump pursuant to the terms of the Merger Agreement. The business address for former President Trump is [c/o Trump Media & Technology Group Corp., 401 N. Cattlemen Rd., Ste. 200, Sarasota, Florida 34232].

(6)

The shares reported above are held in the name of the Sponsor and consist of (a) 7,356,600 shares as a result of the conversion of the Sponsor’s 5,490,000 Founder Shares as adjusted by the expected conversion ratio (1.34) applicable to the Digital World Class B common stock, (b) 1,133,484 shares as a result of the conversion of the Sponsor’s Placement Units and (c) 2,300,331 shares as a result of the conversion of the Sponsor’s Working Capital Units in connection with working capital loans made by the Sponsor pursuant to Digital World Convertible Notes. Mr. Patrick Orlando is the managing member of the Sponsor and he has sole voting and dispositive power with respect to the shares held of record by the Sponsor. By virtue of this relationship, Mr. Orlando may be deemed to share beneficial ownership of the securities held of record by the Sponsor. Mr. Orlando disclaims any such beneficial ownership except to the extent of his pecuniary interest. The business address of ARC Global Investments II LLC is 78 SW 7th Street, Miami, Florida 33130.

(7)

Reflects the shares to be issued, directly or indirectly, to United Atlantic Ventures, LLC as a result of the conversion of its TMTG common stock into New Digital World common stock. The address for United Atlantic Ventures, LLC is [●]. See “Risk Factors — Risks Related to Digital World and the Business Combination — Potential claims and counterclaims related to TMTG may lead to legal disputes, which could prevent or delay the completion of the Business Combination or, if the Business Combination is completed, significantly impact the Combined Entity’s future performance, dilute existing and future investors, negatively impact investor confidence and market perception and materially and adversely affect the Combined Entity’s business, financial condition or results of operations.”

MANAGEMENT AFTER THE BUSINESS COMBINATION

Management and Board of Directors

The following persons are expected to be elected or appointed to serve as executive officers, key employees and directors following the Business Combination.

Name	Age	Position(s)
Devin G. Nunes	49	Chief Executive Officer and Director (2)
Phillip Juhan	49	Chief Financial Officer
Andrew Northwall	37	Chief Operating Officer
Vladimir Novachki	36	Chief Technology Officer
Sandro De Moraes	49	Chief Product Officer
Scott Glabe	40	General Counsel
Eric Swider	50	Director (1)
Donald J. Trump, Jr.	45	Director (2)
Kashyap “Kash” Patel	43	Director (2)
W. Kyle Green	51	Independent Director (2)
Robert Lighthizer	76	Independent Director (2)
Linda McMahon	75	Independent Director (2)

(1)	Digital World Designee
(2)	TMTG Designee

Information regarding the executive officers, key employees, and directors following the Business Combination is set forth below:

Executive Officers

Devin G. Nunes, TMTG’s Chief Executive Officer and a Director since 2022, previously served in the U.S. House of Representatives from 2011 to 2022. He was the Republican leader and former Chairman of the HPSCI, a senior Republican on the Ways and Means Committee, and the Republican leader of the Ways and Means Health Subcommittee. Mr. Nunes was a vital contributor to the 2017 tax system overhaul, authoring a key provision to allow same-year expensing of all business investments for entrepreneurs and businesses. He also championed telemedicine to improve healthcare in underserved, rural areas. In his role on HPSCI, Mr. Nunes spent extensive time overseas working with U.S. military personnel, Central Intelligence Agency officials, and world leaders while promoting freedom and democratic values around the globe. During his time in Congress, many regarded Mr. Nunes as the House of Representatives’ preeminent investigator of government malfeasance and corruption; he was awarded the Presidential Medal of Freedom, America’s highest civilian honor, in 2021. Mr. Nunes graduated from Cal Poly San Luis Obispo, where he received a bachelor’s degree in agricultural business and a master’s degree in agriculture. He is the author of “Restoring the Republic” and “Countdown to Socialism,” and was an early and prominent critic of big tech censorship. TMTG believes that Mr. Nunes’s leadership experience, familiarity with public scrutiny, and media savvy add unique and significant value to the Combined Entity’s board and executive management team.

Phillip Juhan, TMTG’s Chief Financial Officer, has over 20 years of progressive experience in finance leadership roles. From March 2020 until July 2021, Mr. Juhan served as the Chief Financial Officer of Town Sports International Holdings, Inc., a public company listed on the Nasdaq (CLUBQ) which owned and operated fitness clubs in the Northeast and mid-Atlantic regions of the United States, as well as in California, Florida, Puerto Rico, and Switzerland. During this time, Mr. Juhan led an organizational restructuring by optimizing the company’s portfolio of assets and recapitalizing the balance sheet, raising $100 million of fresh capital to position the company for a post-pandemic recovery. From August 2018 until his appointment as CFO in March 2020, Mr. Juhan was Vice President of Business Operations for Town Sports. Previously, Mr. Juhan worked in the Investment Banking

Divisions of Prudential Financial (from June 2022 to May 2006) and the Bank of Montreal (from July 2007 to March 2014), where he led consumer focused research within the Financial Services (Real Estate, Gaming and Lodging) and Consumer (Broadlines Retail and Restaurants) sectors. Mr. Juhan attended the U.S. Air Force Academy where he earned the Western Athletic Conference Scholar Athlete Award while playing football for the Falcons. In 1998, he graduated magna cum laude from The Georgia Institute of Technology, earning a Bachelor of Science in Management with a concentration in Finance. TMTG believes that Mr. Juhan’s vast experience in evaluating business operations, financial results, valuations, and strategic alternatives for companies across a diverse group of industries makes him a valuable member of its management team.

Andrew Northwall, TMTG’s Chief Operating Officer since December 2021, is a successful entrepreneur with over fifteen years’ experience building and maintaining high-availability web applications and technologies for government affairs and political organizations. From June 2021 until October 2021, he previously served as Chief Architect at Parler, a free-speech-focused social networking service, to help restore Parler to functionality after it was cut off from the Internet by a consortium of big tech companies. Mr. Northwall also worked extensively with successful political campaigns, government entities, and non-profits serving as CEO of NorthStar Campaign Systems (March 2008 to December 2016), CEO of EZPolitix (December 2015 to December 2021) and owner and president of Northwall Strategies (November 2016 to December 2021). Mr. Northwall attended the University of Nebraska at Omaha, where he studied political science. He oversees general business operations and work with TMTG’s technologists to successfully develop and maintain products. TMTG believes that Mr. Northwall’s political, entrepreneurial, and operational experience will add significant value to the Combined Entity.

Sandro De Moraes, TMTG’s Chief Product Officer, has over a decade of experience leading teams in building customer-facing products that deliver business value. He previously held product management leadership roles at Blue Shield of California, a health insurance provider with over $24 billion in annual revenues; BOLD North America, a fast-growing business support services corporation; and two social networking startups Mr. De Moraes co-founded. He has a Bachelor of Science in Business Management and Marketing from Cornell University and a Master of Business Administration from the University of Geneva, Switzerland. Mr. De Moraes sets product vision, builds the product organization, and ensures that all roles within it are performed efficiently and effectively to deliver on TMTG’s strategic and business objectives. TMTG believes that Mr. De Moraes’ extensive experience with product management, consumer mobile applications, analytics and user-centric design—along with his business acumen and alignment with TMTG’s mission makes him a valuable member of the Combined Entity’s management.

Key Employees

Vladimir Novachki, TMTG’s Chief Technology Officer since June 2023, has more than a decade of experience engineering software and developing high-performance, scalable web applications that can handle a large volume of real-time users. Between March 2012 and January 2023, Mr. Novachki was an employee at Cosmic Development, a Canadian IT support services company and served as its Chief Technology Officer beginning in 2016. During that time, Cosmic Development developed many projects, including Little Things (a top Facebook publisher in 2017), Bookmark, America’s Funniest Home Videos and TMTG’s partner, Rumble. In 2010, while unaffiliated with any company, Mr. Novachki created one of the first Android mobile applications. Mr. Novachki holds a Bachelor in Computer Science and Engineering degree from the Faculty of Electrical Engineering and Information Technologies in Skopje. He also pursued a master’s degree in Software Engineering from the Faculty of Computer Science and Engineering in Skopje. Mr. Novachki brings impressive breadth, depth, and expertise in the technology sector to our management team and TMTG believes his creativity and ingenuity will be critical to successfully implementing its vision.

Scott Glabe, TMTG’s General Counsel since April 2022, is a seasoned attorney and counselor. He was most recently a Partner at an Am Law 100 firm from February 2021 until April 2022, where his practice focused on investigations and compliance. Mr. Glabe previously led a 200-person team including members of the Office of Cyber, Infrastructure, Risk and Resilience—as Acting Under Secretary for Policy at the U.S. Department of Homeland Security (DHS) from July 2020 until January 2021. He also held multiple other positions at DHS from May 2019 to January 2021. Before DHS, he represented the White House as an Associate Counsel to President Trump from February 2019 until May 2019 and worked for the U.S. House of Representatives in progressively senior legal and policy roles from April 2015 until February 2019. Earlier in his career, Mr. Glabe practiced in the Washington office of an international law firm from October 2013 to April 2015, clerked for a federal appellate judge from October 2012 to September 2013, and served as an intelligence officer in the U.S. Navy Reserve, including time in inactive reserve from September 2008 until January 2020 (including time in the inactive reserve). He is a graduate of Yale Law School and Dartmouth College. TMTG believes that Mr. Glabe’s wide-ranging legal, leadership, and crisis management experience make him a valuable addition to the management team.

Directors

Eric S. Swider has served as Digital World’s Chief Executive Officer since July 2023. He previously served as our Interim Chief Executive Officer from March 2023 until July 2023 and as a director since September 2021. He also served on the Compensation and Audit Committees and serves as the Chair for both Committees. Mr. Swider has been serving as the Chief Executive Officer of RUBIDEX since January 2020, a start-up company focusing on data security. Mr. Swider founded Renatus Advisors and has been serving as the Managing Partner of Renatus LLC since June 2016. Renatus Advisors works with private clients to resolve complex legal, strategic, and operational matters as well as public clients, providing services related to disaster and economic recovery. From February 2021 to October 2022, Mr. Swider served as a director of Benessere Capital Acquisition Corp., a special purpose acquisition company. From September 2016 to January 2018, Mr. Swider served as the Managing Director of Great Bay Global where he oversaw the launch of a new business division focused on investing in alternative strategies. From December 2014 to June 2016, Mr. Swider served as the Managing Director of OHorizons Global, where he oversaw expansion of a new investment team and was responsible for working on a global basis to expand its client base and investment portfolio. From February 2010 to December 2015, Mr. Swider served as the Managing Director of Oceano Beach Resorts, where he was responsible for growing its new property and resort management group. Mr. Swider received his education in Mechanics Engineering and Nuclear Science Studies at U.S. Naval Engineering and Nuclear A Schools, an intensive two-year program studying nuclear physics, heat transfer and fluid flow, advanced mathematical practices and engineering principles. TMTG believes Mr. Swider is well qualified to serve as a member of the Combined Entity’s Board due to his extensive experience in investment and corporate management.

Donald J. Trump, Jr. is an Executive Vice President at The Trump Organization, where he helps oversee the company’s extensive real estate portfolio, media and other business interests around the globe. Over the course of his career, Mr. Trump has played a critical role in many of the company’s most successful real estate development projects, including the Trump International Hotel & Tower in Chicago, Trump International Hotel in Washington D.C. and many others. Mr. Trump’s involvement in those projects was extensive, ranging from the initial deal evaluation stage, analysis and pre-development planning to construction, branding, marketing, operations, sales, and leasing. Mr. Trump has also spearheaded efforts to further expand the Trump brand globally and has overseen large segments of The Trump Organization’s commercial leasing business involving properties such as Trump Tower on Fifth Avenue and 40 Wall Street in downtown Manhattan. In addition to his real estate interests, Mr. Trump is an accomplished and sought-after speaker. He has spoken extensively throughout the United States and around the world and maintains an influential social media presence. He was also featured as an advisor on the highly acclaimed NBC shows “The Apprentice” and the “The Celebrity Apprentice.” Mr. Trump received his bachelor’s degree in Finance and Real Estate from the Wharton School of Finance at the University of Pennsylvania. TMTG believes he brings to the board his extensive business experience and close alignment with TMTG’s mission and values.

Kashyap “Kash” Patel is founder and president of The Kash Foundation, Inc., which supports educational and legal efforts to facilitate government transparency, since 2022. Mr. Patel also currently serves as a national security adviser to Donald J. Trump as a private citizen and receives payment for such services from Save America PAC. He previously served as the Chief of Staff at the Department of Defense (DOD) from November 2020 to January 2021, where his responsibilities included implementing the Secretary’s mission leading 3 million plus personnel, operating a $740 billion budget, and managing $2 trillion in assets. Before the DOD, from January 2019 to October 2021, Mr. Patel served as Senior Director for Counterterrorism (CT) on the National Security Council (NSC); acting principal deputy at the Office of the Director of National Intelligence (ODNI) from April 2021 to July 2021; and National Security Advisor and Senior Counsel for the U.S. House of Representatives Permanent Select Committee on Intelligence (HPSCI) from April 2017 to December 2018. Prior to HPSCI, Mr. Patel was a career national security prosecutor at the Department of Justice (DOJ) during the Obama administration from 2014 to 2017. At DOJ, he coordinated investigations around the globe and served as a Liaison Officer to Joint Special Operations Command (JSOC). Mr. Patel began his career in 2005 as a public defender, trying scores of complex cases in federal and state courts. He completed his undergraduate studies at the University of Richmond before returning to his native New York to earn his law degree. TMTG believes that Mr. Patel brings to the board extensive experience leading complex organizations and advising senior leaders; he is also a passionate advocate for those who have been silenced by big tech.

W. Kyle Green is an attorney with over 20 years of experience in civil litigation and criminal prosecutions. Since 2007, Mr. Green has been Lead Counsel at the Law Office of W. Kyle Green L.L.C., where he represents both plaintiffs and defendants in various matters including civil and criminal litigation and commercial transactions. Previously, Mr. Green served as Assistant District Attorney for the Louisiana Third Judicial District Court between 2015 and 2018 where he was responsible for major felony prosecutions. From 2007 to 2015, Mr. Green served as the City Prosecutor for the city of Ruston, Louisiana where he successfully prosecuted more than 20,000 criminal defendants. In 2006, the Governor of Louisiana appointed Mr. Green to the state’s Judiciary Commission where he oversaw alleged misconduct involving members of the judiciary until 2007. Mr. Green’s experience also includes time as the in-house counsel and later Vice President of Hogan Hardwood and Moulding, a lumber wholesale company, from 2003 to 2007, and as an attorney at the Law Firm of Coyle and Green, L.L.C. engaged in a civil and criminal legal practice from 1998 to 2003. Mr. Green received a Bachelor of Science degree in Management, magna cum laude, from Louisiana Tech University, and a Juris Doctor degree from Louisiana State University. TMTG believes that Mr. Green’s decades of legal and compliance experience will be invaluable to the Combined Entity’s Board.

Robert Lighthizer has served as the Chairman of the Center for American Trade in the America First Policy Institute since 2021, promoting fair trade policies that put America’s families, workers, manufacturers, and farmers ahead of the interests of global competitors. Mr. Lighthizer previously served as the 18th United States Trade Representative (USTR) under President Trump from 2017 to 2021. Mr. Lighthizer was an architect of American trade policy during the Trump presidency, engineering historic trade agreements with China that prioritized the American economy. An experienced trade negotiator and litigator, Mr. Lighthizer has dedicated his life working for equitable trade enforcement for the U.S. and has an impressive record for fighting for American workers and businesses. Prior to joining the Trump Administration, from 1985 to 2017, Mr. Lighthizer was a partner at Skadden, Arps, Slate, Meagher & Flom, LLP, where he practiced international trade law for over three decades and led the firm’s International Trade Department. Before joining Skadden, Mr. Lighthizer served as Deputy U.S. Trade Representative for President Ronald Reagan from 1983 to 1985. During his tenure, Mr. Lighthizer negotiated over two dozen bilateral international agreements, including agreements on steel, automobiles, and agricultural products. As Deputy USTR, he also served as Vice Chairman of the Board of Overseas Private Investment Corporation, a U.S. government agency whose purpose is to promote economic growth in developing countries through U.S. investment. Previously, from 1978 to 1981, Mr. Lighthizer served as chief minority counsel for the U.S. Senate Committee on Finance, and from 1981 to 1983, Mr. Lighthizer served as chief counsel and staff director for the U.S. Senate Committee on Finance. Mr. Lighthizer earned a bachelor’s degree from Georgetown University and his Juris Doctor from Georgetown University Law Center. TMTG believes that Mr. Lighthizer brings extensive experience in international trade and invaluable legal and political expertise in navigating international business transactions, which will lend significant value to the Combined Entity’s board.

Linda McMahon has over 40 years of business, media, and political leadership experience, and has served since 2021 as the Chair of the Board and Chair of the Center for the American Worker within the America First Policy Institute, a non-profit organization advocating for American career and educational opportunities. In 1980, Ms. McMahon helped co-found the World Wrestling Foundation which was later renamed World Wrestling Entertainment (“WWE”), the world’s largest professional wrestling promotion company, where she served as President and later Chief Executive Officer from 1993 until 2009. Under Ms. McMahon’s innovative leadership, the WWE saw expansive growth from a small regional business to a global enterprise and publicly listed company on the New York Stock Exchange (WWE) with over 800 employees and offices worldwide. While leading the WWE, Ms. McMahon specifically negotiated the company’s global media and television contracts and spearheaded the successful commercial launch of its first line of action figures. In 2016, President Trump nominated Ms. McMahon to be the administrator of the United States Small Business Administration (“SBA”) and the U.S. Senate overwhelmingly confirmed her to that position in 2017. Ms. McMahon led the SBA until 2019, advocating on behalf of America’s 30 million small businesses as a member of President Trump’s cabinet where she directed the agency’s effort to issue over $1 billion in loans to assist small business owners in the aftermath of Hurricane Harvey. Ms. McMahon’s political career also includes an appointment to the Connecticut Board of Education from 2009 until 2010, and serving as the Republican nominee to represent the state of Connecticut in the 2010 and 2012 U.S. Senate elections. Previously, from 2019 to 2020, Ms. McMahon also served as Chair of the America First Action political action committee supporting President Trump’s 2020 reelection campaign and as co-Founder and Chief Executive Officer, from 2017 to 2019, of Women’s Leadership LIVE, a company that hosts events to inspire entrepreneurial women to launch their own businesses. Ms. McMahon received a Bachelor of Arts degree in French from East Carolina University and also holds Honorary Doctorates from East Carolina University and Sacred Heart University. TMTG believes that Ms. McMahon’s extensive entrepreneurial and media experience, political acumen, and established leadership of a publicly traded company will lend significant value to the Combined Entity’s Board.

Board of Directors

The Combined Entity’s Board, upon the Closing, will consist of seven members, including TMTG’s President and Chief Executive Officer. In accordance with the Amended Charter to be filed, immediately after the consummation of the Business Combination, the Board will be divided into three classes, Classes I, II and III, each to serve a three year term, except for the initial term after the Closing, for which the Class I directors will be up for reelection at the first annual meeting of stockholders occurring after the Closing, and for which the Class II directors will be up for reelection at the second annual meeting of stockholders occurring after the Closing. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. Directors will not be able to be removed during their term except for cause, and then only by the affirmative vote of the holders of not less than two thirds (2/3) of the outstanding shares of capital stock then entitled to vote at an election of directors. The directors will be divided among the three classes as follows:

•	the Class I directors will be Kashyap “Kash” Patel and W. Kyle Green, and their terms will expire at the annual meeting of stockholders to be held in 2024;

•	the Class II directors will be Linda McMahon and Donald J. Trump, Jr., and their terms will expire at the annual meeting of stockholders to be held in 2025; and

•	the Class III directors will be Eric Swider, Devin Nunes and Robert Lighthizer, and their terms will expire at the annual meeting of stockholders to be held in 2026.

The Combined Entity expects that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Controlled Company Exception

After the completion of the Business Combination, President Trump will beneficially own more than 50% of the combined voting power of New Digital World common stock. As a result, the Combined Entity will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or other company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of the Combined Entity’s board of directors consist of independent directors, (2) that the Combined Entity’s board of directors have a compensation committee that consists entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that the Combined Entity’s director nominations be made, or recommended to the Combined Entity’s full board of directors, by the Combined Entity’s independent directors or by a nominations committee that consists entirely of independent directors and that the Combined Entity adopts a written charter or board resolution addressing the nominations process. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements. In the event that the Combined Entity ceases to be a “controlled company” and its common stock continues to be listed on the Nasdaq, the Combined Entity will be required to comply with these provisions within the applicable transition periods.

Following the Business Combination, the Combined Entity intends to rely on the “controlled company” exemption. As a result, the Combined Entity will not have a majority of independent directors on its board of directors. In addition, the Combined Entity’s Compensation Committee and the Combined Entity’s Nominating and Corporate Governance Committee may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Committees of the Board of Directors

The Combined Entity’s Board will have the authority to appoint committees to perform certain management and administration functions. Digital World’s current board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The Combined Entity will be a controlled company and therefore its compensation committee and a nominating and corporate governance committee may not be comprised of only independent directors. The composition and responsibilities of the audit committee, compensation committee and nominating and corporate governance committee of the Combined Entity are described below. Members will serve on the audit committee, compensation committee and nominating and corporate governance committee until their resignation or until otherwise determined by the board of directors. Following the Closing the charters for the audit committee, compensation committee, and nominating and corporate governance committee of the Combined Entity will be available on the Combined Entity’s website.

Audit Committee

The audit committee of the Board of the Combined Entity is expected to consist of W. Kyle Green, Robert Lighthizer, and Linda McMahon. Digital World Board has determined that each proposed member is independent under the Nasdaq listing standards and Rule 10A-3(b)(1) under the Exchange Act. The chairperson of the audit committee is expected to be W. Kyle Green. W. Kyle Green also qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of Nasdaq.

The primary purpose of the audit committee is to discharge the responsibilities of the board of directors with respect to the Combined Entity’s accounting, financial, and other reporting and internal control practices and to oversee the Combined Entity’s independent registered accounting firm. Specific responsibilities of the Combined Entity’s audit committee include:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit the Combined Entity’s financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, the Combined Entity’s interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing policies on risk assessment and risk management;

•	reviewing related party transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes the Combined Entity’s internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit service to be performed by the independent registered public accounting firm.

Compensation Committee

The compensation committee of the Combined Entity’s Board is expected to consist of W. Kyle Green, Robert Lighthizer and Linda McMahon. The Digital World Board has determined each proposed member is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The chairperson of the Compensation Committee is expected to be Robert Lighthizer. The primary purpose of the Compensation Committee is to discharge the responsibilities of the board of directors to oversee its compensation policies, plans and programs and to review and determine the compensation to be paid to the Combined Entity’s executive officers, directors and other senior management, as appropriate.

Specific responsibilities of the Compensation Committee will include:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to the Combined Entity’s Chief Executive Officer’s compensation, evaluating the Combined Entity’s Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of the Combined Entity’s Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of the Combined Entity’s other executive officers;

•	reviewing and recommending to the Combined Entity’s Board the compensation of the Combined Entity’s directors;

•	reviewing the Combined Entity’s executive compensation policies and plans;

•

reviewing and approving, or recommending that the Combined Entity’s Board approve, incentive compensation and equity plans, severance agreements, change-of-control protections and any other compensatory arrangements for the Combined Entity’s executive officers and other senior management, as appropriate;

•	administering the Combined Entity’s incentive compensation equity-based incentive plans;

•	selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors;

•	assisting management in complying with the Combined Entity’s proxy statement and annual report disclosure requirements;

•	if required, producing a report on executive compensation to be included in the Combined Entity’s Annual Report on Form 10-K and annual proxy statement;

•	reviewing and establishing general policies relating to compensation and benefits of the Combined Entity’s employees; and

•	reviewing the Combined Entity’s overall compensation philosophy.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of the Combined Entity’s Board is expected to consist of W. Kyle Green, Robert Lighthizer and Linda McMahon. The chairperson of the nominating and corporate governance committee is expected to be Linda McMahon.

Specific responsibilities of the nominating and corporate governance committee include:

•	identifying, evaluating and selecting, or recommending that the Combined Entity’s Board approve, nominees for election to the Combined Entity’s Board;

•	evaluating the performance of the Combined Entity’s Board and of individual directors;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of the Combined Entity’s corporate governance practices and reporting;

•	reviewing management succession plans; and

•	developing and making recommendations to the Combined Entity’s Board regarding corporate governance guidelines and matters.

Code of Business Conduct and Ethics

The Combined Entity will adopt a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. Following the Closing, the Code of Business Conduct and Ethics will be available on the Combined Entity’s website at https://tmgcorp.com. Information contained on or accessible through such website is not a part of this proxy statement/ prospectus, and the inclusion of the website address in this proxy statement/prospectus is an inactive textual reference only. The Combined Entity intends to disclose any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, on its website to the extent required by the applicable rules and exchange requirements.

Compensation Committee Interlocks and Insider Participation

No member of Combined Entity’s compensation committee has ever been an officer or employee of either company. None of Combined Entity’s expected executive officers serve, or have served during the last year, as a member of the board of directors, compensation committee, or other board committee performing equivalent functions of any other entity that has one or more executive officers serving as one of our directors or on either company’s compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION OF TMTG

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “TMTG,” “we,” “us” or “our” refers to Trump Media & Technology Group Corp. prior to the consummation of the Business Combination and to the Combined Entity and its consolidated subsidiaries following the Business Combination. As a “smaller reporting company,” and an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to “emerging growth companies” and “smaller reporting companies” as such terms are defined in the Securities Act and the Exchange Act, and the rules promulgated thereunder.

This section discusses the material components of the executive compensation program for TMTG’s executive officers who are named in the “2023 Summary Compensation Table” below.

In 2023, TMTG’s “named executive officers” and their positions were as follows:

•	Devin Nunes, Chief Executive Officer;

•	Phillip Juhan, Chief Financial Officer; and

•	Andrew Northwall, Chief Operating Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that the Combined Entity adopts following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2023 Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by and paid to TMTG’s named executive officers (“NEOs”) for services for the fiscal year ended December 31, 2023.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Nonequity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Devin Nunes	2023	750,000				750,000
Chief Executive Officer
Phillip Juhan	2023	337,500				337,500
Chief Financial Officer
Andrew Northwall	2023	365,000				365,000
Chief Operating Officer

Narrative Disclosure to the 2023 Summary Compensation Table

2023 Base Salaries

Base salary is a fixed element within a total compensation package intended to attract and retain the talent necessary to successfully manage the business of TMTG and execute its business strategies. The base salary for TMTG’s executive officers was established based on the scope of their responsibilities, taking into account relevant experience, internal pay equity, tenure, and other factors deemed relevant. Base salaries are adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For the fiscal year ended December 31, 2023, the base salaries for Messrs. Nunes, Juhan and Northwall were $750,000, $350,000, and $365,000, respectively.

2023 Annual Bonuses and Retention Bonuses

TMTG has historically not paid discretionary annual bonuses.

Upon consummation of the Business Combination, and subject to certain conditions, certain TMTG executive officers may be eligible to receive a retention bonus of up to $600,000 each.

Each NEO will receive a retention bonus of $600,000 and the aggregate amount of retention bonuses for executives who are not NEOs is $[1,240,000]. These retention bonuses are part of the up to $6,380,000 that Digital World has agreed to pay TMTG to cover retention bonuses as disclosed in the section titled “The Business Combination Proposal (Proposal 1) - Background of the Business Combination - Timeline of the Business Combination Post-IPO Negotiations.”

Equity Incentive Compensation

In June 2022, TMTG’s board of directors adopted the TMTG 2022 Plan. Although TMTG does not have a formal policy with respect to the grant of equity incentive awards to TMTG’s executive officers, TMTG believes that equity awards provide TMTG’s executive officers with a strong link to TMTG’s long-term performance, create an ownership culture and help to align the interests of TMTG’s executives and TMTG’s stockholders. In addition, TMTG believes that equity awards with a time-based vesting feature promote executive retention because this feature incentivizes TMTG’s executive officers to remain in TMTG’s employment during the applicable vesting period. Accordingly, TMTG’s board of directors periodically reviews the equity incentive compensation of TMTG’s NEOs and from time to time may grant equity incentive awards to them. No stock options or other equity awards were granted to TMTG named executive officers (“NEOs”) during the fiscal year ended December 31, 2023.

Employee Benefits and Perquisites

TMTG currently maintains, and the Combined Entity intends to establish, health and welfare plans (including medical, dental and vision plans) for all of its full-time employees, including the NEOs. We believe these benefits are appropriate and will provide a competitive compensation package to the Combined Entity’s named executive officers.

TMTG currently provides Messrs. Nunes, Juhan, and Northwall paid vacation, reasonable business reimbursement expenses, and health and welfare plans. Other than these benefits provided to Messrs. Nunes, Juhan, and Northwall, TMTG does not provide any perquisites to its NEOs.

No Tax Gross-Ups

TMTG does not make gross-up payments to cover its named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by TMTG.

Offer Letters, Promissory Notes and Employment Agreements with TMTG’s NEOs

TMTG has entered into employment agreements with its NEOs, which were in effect in 2023 and are described below. However, TMTG may enter into new agreements with its NEOs prior to the Closing. New Digital World intends on negotiating new employment agreements with Messrs. Nunes, Juhan and Northwall upon closing of the Business Combination. The terms of any such agreements will not be known prior to the Closing and such agreements will be entered into only with the approval of the New Digital World Board’s compensation committee.

Promissory Notes

TMTG expects to issue TMTG Executive Promissory Notes to certain executives, including each of the NEOs. The principal amounts of the NEOs’ TMTG Executive Promissory Note will be as follows: $1,150,000 for Mr. Nunes, $4,900,000 for Mr. Juhan and $200,000 for Mr. Northwall, and the aggregate amount of TMTG

Executive Promissory Note for executives who are not NEOs is $650,000. TMTG will not pay any interest pursuant to the TMTG Executive Promissory Notes. Upon the Closing, any unpaid balance of a TMTG Executive Promissory Note will automatically convert in whole, without any further action by the NEOs, into shares of TMTG common stock. The number of shares of TMTG common stock to be issued to the NEOs will be equal to (A) (i) the principal amount of the TMTG Executive Promissory Note, divided by (ii) $10.00 (the “TMTG Executive Note Base Shares”), plus (B) the number of shares of TMTG common stock equal to the product of (x) TMTG Executive Note Base Shares multiplied by (y) one (1), minus the Conversion Ratio (as defined in the Merger Agreement). Any repayment of the TMTG Executive Promissory Notes (as well as any delivery of shares of TMTG common stock issued in settlement of the TMTG Executive Promissory Note) will be subject to applicable tax withholding.

Devin Nunes

On May 10, 2022, TMTG entered into the executive employment agreement with Devin Nunes to be effective as of January 2, 2022, pursuant to which Mr. Nunes serves as the Chief Executive Officer of TMTG (the “Nunes Agreement”). The Nunes Agreement provides for an annual base salary of $750,000 (subject to increase to $1,000,000 effective as of the second anniversary of the effective date), with an eligibility to participate in the annual bonus plan, if any, and an initial incentive equity grant of 145,000 Restricted Stock Units (“RSUs”). Any annual bonus and RSUs will remain subject to vesting and other terms as the board determines in its discretion. The Nunes Agreement also provides for severance in the event of a termination by the Company without cause or by Mr. Nunes for good reason of accrued obligations plus an amount equal to six (6) months of base salary.

Following TMTG’s issuance of the TMTG Executive Promissory Note to Mr. Nunes prior to the Closing, TMTG expects to amend the Nunes Agreement to provide that (i) following and contingent upon the Closing, Mr. Nunes will receive a retention bonus in the amount of $600,000, payable in a lump sum within 30 days after the Closing Date, (ii) Mr. Nunes will not receive the 145,000 RSUs described in the Nunes Agreement but will be eligible to receive discretionary equity awards pursuant to the Equity Incentive Plan, and (iii) TMTG acknowledges the TMTG Executive Promissory Note.

Quantification of Potential Payments and Benefits to the Executive Officers of TMTG in Connection with the Business Combination

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for the executive officers of TMTG that is based on, or otherwise relates to, the transactions contemplated by the Business Combination, which is referred to as the purchase-related compensation.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursements ($)	Other ($)(3)	Total ($)
Devin Nunes	600,000	1,150,000	—	—	—	1,000,000	2,750,000

(1)	Represents the retention bonus payable following the Closing.
(2)	Represents the value of the TMTG Executive Promissory Note, as converted into TMTG common stock immediately prior to the Closing.
(3)	Represents the annual base salary to be paid pursuant to the Nunes Agreement (increased to $1,000,000 effective as of the second anniversary of the effective date).

Phillip Juhan

On August 6, 2021, TMTG entered into the executive employment agreement with Phillip Juhan to be effective as of July 7, 2021 (as amended on December 23, 2021 and January 17, 2022) (the “Juhan

Agreement”), pursuant to which Mr. Juhan serves as the Chief Financial Officer of TMTG. The Juhan Agreement provides for an annual base salary of $300,000 (to be increased to $325,000 and $350,000 upon the first and second anniversary of July 7, 2021 respectively), with an eligibility to participate in the annual bonus plan, if any, and an initial incentive equity grant of 520,000 RSUs. Any annual bonus and RSUs will remain subject to vesting and other terms as the board determines in its discretion. The Juhan Agreement also provides for severance in the event of a termination by the Company without cause or by Mr. Juhan for good reason of accrued obligations plus an amount equal to six (6) months of base salary.

Following TMTG’s issuance of a TMTG Executive Promissory Note to Mr. Juhan prior to the Closing, TMTG expects to amend the Juhan Agreement to provide that (i) following and contingent upon the Closing, Mr. Juhan will receive a retention bonus in the amount of $600,000, payable in a lump sum within 30 days after the Closing Date, (ii) Mr. Juhan will not receive the 520,000 RSUs described in the Juhan Agreement but will be eligible to receive discretionary equity awards pursuant to the Equity Incentive Plan, (iii) TMTG acknowledges the TMTG Executive Promissory Note and (iv) that effective upon the Closing Date, Mr. Juhan’s base salary would be increased to $365,000 per year.

Quantification of Potential Payments and Benefits to the Executive Officer of TMTG in Connection with the Business Combination

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for the executive officer of TMTG that is based on, or otherwise relates to, the transactions contemplated by the Business Combination, which is referred to as the purchase-related compensation.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursements ($)	Other ($)(3)	Total ($)
Phillip Juhan	600,000	4,900,000	—	—	—	337,500	5,837,500

(1)	Represents the retention bonus payable following the Closing.
(2)	Represents the value of the TMTG Executive Promissory Note, as converted into TMTG common stock immediately prior to the Closing.
(3)	Represents the annual base salary to be paid pursuant to the Juhan Agreement (which will be increased to $365,000 effective as of the Closing).

Andrew Northwall

On December 17, 2021, TMTG entered into the Executive Employment Agreement with Andrew Northwall to be effective as of December 20, 2021, pursuant to which Mr. Northwall serves as the Chief Operating Officer of TMTG (the “Northwall Agreement”). The Northwall Agreement provides for an annual base salary of $365,000, with an eligibility to participate in the annual bonus plan, if any, and an initial incentive equity grant of 50,000 RSUs. Any annual bonus and RSUs will remain subject to vesting and other terms as the board determines in its discretion. The Northwall Agreement, which was for a two-year term and automatically renewed for an additional one-year term on December 20, 2023, also provides for severance in the event of a termination by the Company without cause or by Mr. Northwall for good reason of accrued obligations plus an amount equal to two (2) months of base salary.

Following TMTG’s issuance of a TMTG Executive Promissory Note to Mr. Northwall [prior to the Closing], TMTG expects to amend the Northwall Agreement to provide that (i) following and contingent upon the Closing, Mr. Northwall will receive a retention bonus in the amount of $600,000, payable in a lump sum within 30 days after the Closing Date, (ii) Mr. Northwall will not receive the 50,000 RSUs described in the Northwall Agreement but will be eligible to receive discretionary equity awards pursuant to the Equity Incentive Plan, and (iii) TMTG acknowledges the TMTG Executive Promissory Note.

Quantification of Potential Payments and Benefits to the Executive Officer of TMTG in Connection with the Business Combination

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for the executive officer of TMTG that is based on, or otherwise relates to, the transactions contemplated by the Business Combination, which is referred to as the purchase-related compensation.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursements ($)	Other ($)(3)	Total ($)
Andrew Northwall	600,000	200,000	—	—	—	365,000	1,165,000

(1)	Represents the retention bonus payable following the Closing.
(2)	Represents the value of the TMTG Executive Promissory Note, as converted into TMTG common stock immediately prior to the Closing.
(3)	Represents the annual base salary to be paid pursuant to the Northwall Agreement.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding equity awards held by our NEOs as of December 31, 2023.

Director Compensation

No compensation awards have been granted to TMTG directors during the fiscal year ended December 31, 2023 and no fees were paid to TMTG directors for service on TMTG’s board of directors (or a committee thereof). We may award our directors shares of TMTG common stock as non-cash compensation as determined by the Board of Directors from time to time. The TMTG board of directors will base its decision to grant TMTG common stock as compensation on the level of skill required to perform the services rendered and the time committed to providing services to us. The following TMTG directors have entered into consulting agreements with TMTG as further described below.

Agreements with Directors

Consulting Agreement with Kashyap “Kash” Patel

On June 13, 2022 as amended on April 21, 2023, TMTG entered into a Consulting Agreement with Trishul, LLC, owned by Kashyap “Kash” Patel, to be effective as of February 1, 2022 until June 8, 2023., Pursuant to the agreement and ongoing performance by the parties thereto, Mr. Patel serves as an independent contractor of TMTG in exchange for an annual payment of $120,000. Additionally, TMTG will reimburse Mr. Patel for all reasonable out-of-pocket business expenses incurred by Mr. Patel, subject to certain pre-approval requirements. Either party can terminate the consulting relationship for any or no reason at any time. In such an event, Mr. Patel will receive all fees payable for his services through the date of termination.

Consulting Agreement with Daniel Scavino Jr.

While Daniel Scavino Jr. did not join the TMTG Board until January 2023, on August 1, 2021, TMTG entered into a Consulting Agreement with Hudson Digital, LLC, owned by Daniel Scavino. Pursuant to the agreement and ongoing performance by the parties thereto, Mr. Scavino serves as an independent contractor of TMTG in exchange for an annual payment of $240,000. Additionally, TMTG will reimburse Mr. Scavino for all reasonable out-of-pocket business expenses incurred by Mr. Scavino, subject to certain pre-approval requirements. Either party can terminate the consulting relationship for any or no reason at any time. In such an event, Mr. Scavino will receive all fees payable for his services through the date of termination.

TMTG expects to issue Mr. Scavino a TMTG Executive Promissory Note in the principal amount of $2,200,000. Following TMTG’s issuance of a TMTG Executive Promissory note to Mr. Scavino prior to Closing, TMTG expects to enter into an agreement with Mr. Scavino which will provide that (i) following and contingent upon the Closing, Mr. Scavino will receive a retention bonus in the amount of $600,000, payable in a lump sum within 30 days after the Closing Date, and (ii) TMTG acknowledges the TMTG Executive Promissory Note.

Director Compensation Table

Except as described below, no non-employee TMTG director received any compensation during the fiscal year ended December 31, 2023.

Name	All Other Compensation ($)(1)	Total ($)
Kashyap “Kash” Patel(1)	$130,000	$130,000
Dan Scavino	$240,000	$240,000

(1)

Represents fees paid pursuant to and consistent with the consulting agreements. As described above, Mr. Patel is entitled to $120,000 annually, but received $130,000 in 2023 due to the consolidation of payments for two months of services, which payments were made in January 2023.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Digital World

On January 20, 2021, we issued an aggregate of 2,875,000 Founder Shares (which were subsequently subject to a three-for-one stock split, resulting in the Sponsor holding 8,625,000 Founder Shares) to the Sponsor and directors and officers of Digital World for an aggregate purchase price of $25,000 in cash, or approximately $0.0086 per share. As of July 2, 2021, the Sponsor transferred 10,000 Founder Shares to our Chief Financial Officer and 7,500 Founder Shares to each of our independent directors. On August 18, 2021, 7,500 Founder Shares were returned to the Sponsor from a former director nominee. On September 2, 2021, the Sponsor surrendered an aggregate of 1,437,500 Founder Shares for no consideration, resulting in an aggregate of 7,187,500 Founder Shares outstanding, of which an aggregate of up to 937,500 Founder Shares held by the Sponsor are subject to forfeiture to the extent to which the underwriters’ over-allotment option is exercised. On September 8, 2021, the underwriters exercised the over-allotment in full and as a result, no Founder Shares are subject to forfeiture. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20% of the outstanding shares upon completion of the Digital World IPO (excluding the representative shares and the Placement Units and underlying securities). The Founder Shares (including the Class A common stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

On September 8, 2021, the Sponsor purchased an aggregate of 1,133,484 Placement Units for a purchase price of $10.00 per unit, for an aggregate purchase price of $11,334,840, in a Private Placement that occurred simultaneously with the closing of the Digital World IPO. The Placement Units (including underlying securities) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

Commencing on September 3, 2021, through April 5, 2023, we paid Benessere Enterprises Inc., an affiliate of our Sponsor, a total of $15,000 per month for office space, utilities and secretarial and administrative support. Commencing on April 5, 2023, we have paid Renatus a total of $15,000 per month for office space, utilities and secretarial and administrative support. Upon completion of our initial business combination for our liquidation, we will cease paying these monthly fees.

Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our Sponsor, officers and directors, or any affiliate of our Sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. We do not have a policy that prohibits our Sponsor, executive officers or directors, or any of their respective affiliates, from negotiating for the reimbursement of out-of-pocket expenses by a target business. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

In order to finance transaction costs in connection with an initial business combination, the Sponsor or an affiliate of the Sponsor, or Digital World’s officers and directors may, but are not obligated to, loan Digital World funds as may be required using Digital World Convertible Notes. In the event that an initial business combination does not close, Digital World may use a portion of proceeds held outside the Trust Account to repay the Digital World Convertible Notes, but no proceeds held in the Trust Account would be used to repay the Digital World Convertible Notes.

On May 12, 2022, Digital World entered into an amendment to the Lock-Up and Support Letter (“Insider Letter”), with the Sponsor and Digital World’s directors, officers or other initial shareholders named therein (the

“Insiders”). Pursuant to the Insider Letter, among other matters, the Sponsor and the Insiders agreed in Section 9 thereof, that the Sponsor, an affiliate of the Sponsor or certain of Digital World’s officers and directors may make up to $30,000,000 loans against Digital World Convertible Notes with a conversion price of $10 per Working Capital Unit.

In November 2021, the Sponsor committed to provide loans of up to an aggregate of $1,000,000 to Digital World through September 8, 2023, in the form of a Digital World Convertible Note. On April 21, 2023, Digital World issued two Digital World Convertible Notes (one for $625,700 and the other for $500,000) in the aggregate principal amount of $1,125,700 to the Sponsor to pay costs and expenses in connection with completing an initial business combination. As of September 30, 2023 there were $1,275,000 outstanding in Digital World Convertible Notes with a conversion price of $10 per Working Capital Unit (which exceeds the aggregate amount the Sponsor committed to provide).

On September 8, 2022, Digital World issued a Digital World Convertible Note with a conversion price of $10 per Working Capital Unit with an aggregate principal amount of $2,875,000 to the Sponsor, in connection with the extension of the termination date for the Digital World’s initial business combination from September 8, 2022 to December 8, 2022.

On June 2, 2023, Digital World issued a Digital World Convertible Note with a conversion price of $10 per Working Capital Units, with an aggregate principal amount of $2,000,000 to Renatus, of which Eric Swider, Chief Executive Officer and Director of Digital World, is a founder and partner and another Digital World Convertible Notes in the aggregate principal amount of $10,000,000 to Renatus. As of September 30, 2023, $1,205,333 was outstanding in Digital World Convertible Note to Renatus.

The issuances of the Digital World Convertible Notes described above were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

We have entered into the Registration Rights Agreement with respect to the Founder Shares, the Placement Units, the Working Capital Units, and the securities underlying the foregoing and upon conversion of the Founder Shares.

TMTG

License Agreement

TMTG has entered into a royalty-free license agreement with President Trump and the Licensor. The License Agreement required TMTG to pay $100 upon the execution of this License Agreement and that such amount constituted full consideration and a fully paid-up royalty covering the entire term of the License Agreement for the licenses granted in the License Agreement. TMTG has not paid any other amounts to Licensor pursuant to the License Agreement.

Under the License Agreement, as amended, TMTG has a royalty-free license to use “Trump Media & Technology Group Corp.” as TMTG’s name. In addition, TMTG has a royalty-free license to use the name and likeness of President Trump, solely as necessary for TMTG to commercialize its social media platform. The License Agreement prohibits use of President Trump’s name or likeness for any other purpose and specifically excludes any use in connection with political activities, including political messaging, political fundraising, get-out-the vote efforts and uses that are controlled by or supportive of any political committees, candidates, policies or initiatives or associated with advocacy or electioneering. Any uses of or modifications to President Trump’s name or likeness are subject to his prior approval. Further, the quality of any products or services offered under the License Agreement in connection with President Trump’s name or likeness is subject to his control, and those products or services must in any event satisfy the highest standards for quality and reputation. The rights granted to use President Trump’s name and likeness do not extend to any other member of his family.

Until February 2, 2025, President Trump has agreed to channel any non-political social media communications and posts coming from his personal profile to the Truth Social platform before posting that same social media communication and/or post to Non-TMTG Social Media until the expiration of the “DJT/TMTG Social Media 6-Hour Exclusive” which means the period commencing when President Trump posts any social media communication onto the Truth Social platform and ending six (6) hours thereafter; provided that he may post social media communications from his personal profile that he deems, in his sole discretion, to be politically-related on any social media site at any time, regardless of whether that post originates from a personal account. As a candidate for president, most or all of President Trump’s social media may be deemed by him to be politically related. Consequently, TMTG may lack any meaningful remedy if President Trump minimizes his use of Truth Social platforms. Additionally, none of the limitations or exclusivity contained in the License Agreement shall apply to any business ventures of President Trump or The Trump Organization or their respective affiliates.

Unless notice is given, the TMTG Social Media Exclusivity Term extends in perpetuity for additional 180-day terms. In the event of a force majeure as described in the License Agreement that lasts longer than three days, or if the TMTG Platform is not available to President Trump for a period of three or more consecutive days, President Trump shall have the right to invoke the suspension of the “DJT/TMTG Social Media 6-Hour Exclusive.” If the TMTG Social Media Exclusivity Term were to expire but the License Agreement remained in effect, President Trump would be required to post non-political communications contemporaneously to Truth Social and Non-TMTG Social Media. However, that obligation would also exempt any communications that President Trump deems, in his sole discretion, to be politically-related.

President Trump has agreed not to compete with Truth Social by founding, developing or obtaining a controlling interest in a social media platform that includes one or more material features that directly compete with any of the material features of Truth Social. President Trump may otherwise compete with Truth Social, including by managing or otherwise working with any other social media platform.

The License Agreement is terminable by President Trump in accordance with the conditions and limitations therein, as described in this proxy statement/prospectus. Further, if the Business Combination is not completed on or before December 31, 2024 (or a subsequent date mutually agreed upon by President Trump and TMTG), President Trump will have the right to terminate the License Agreement. See “Risk Factors—Risks Related to our Chairman President Donald J. Trump—The License Agreement will terminate on December 31, 2024, unless TMTG becomes listed on a public stock exchange before that date.”

Voting Agreement

Simultaneously with the execution of the Merger Agreement the majority stockholder of TMTG entered into a voting agreement with Digital World and TMTG. For more information, please see “The Business Combination Proposal (Proposal 1)—The Merger Agreement—TMTG Voting Agreement” of this proxy statement/prospectus.

Lock-Up Agreements

In connection with the Closing, unless otherwise waived by Digital World, each stockholder of TMTG (including (i) certain senior executive officers of TMTG who own shares of TMTG and (ii) stockholders of TMTG who own more than 10% of the issued and outstanding shares of TMTG common stock immediately prior to the Effective Time) shall enter into a lock-up agreement with Digital World and the Sponsor. For more information, please see “The Business Combination Proposal (Proposal 1)—The Merger Agreement—TMTG Lock-Up Agreements” of this proxy statement/prospectus.

Lock-Up Provisions Pursuant to the Amended Charter

Subject to certain customary exceptions, the Amended Charter will also include Lock-Up Trading Restrictions, which shall apply to holders who received New Digital World common stock in exchange for their TMTG common stock, but excluding shares of New Digital World common stock issued to holders of TMTG common stock, which were issued by TMTG prior to the Closing in exchange for their TMTG Convertible Notes.

The Amended Charter will restrict such holders from selling or transferring any of (i) their shares of New Digital World’s common stock held immediately following the Closing and (ii) any of their shares of New Digital World’s common stock that result from converting securities held immediately following the Closing, if any. Such restrictions begin at Closing and end on the earliest of: (i) the six-month anniversary of the Closing, (ii) on the date on which the closing stock price for New Digital World common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period commencing at least 150 days after the Closing, and (iii) such date on which New Digital World completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New Digital World stockholders having the right to exchange their shares of New Digital World common stock for cash, securities or other property.

APPRAISAL RIGHTS

Digital World’s stockholders do not have appraisal rights in connection with the Business Combination under Delaware law.

LEGAL MATTERS

Certain legal matters relating to the validity of the common stock to be issued hereunder will be passed upon for Digital World by Paul Hastings LLP, New York, New York.

EXPERTS

The financial statements of Digital World Acquisition Corp. as of and for the years ended December 31, 2022 and 2021, included in this registration statement, have been audited by Adeptus, an independent registered public accounting firm, as stated in their report included herein, which report includes an explanatory paragraph about the Company’s ability to continue as a going concern. Such financial statements have been so included in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Trump Media & Technology Group Corp. as of and for the years ended December 31, 2022 and 2021, included in this proxy statement/prospectus have been audited by Borgers, an independent registered public accounting firm, as stated in their report thereon, which report expresses an unqualified opinion, and included in this proxy statement/prospectus and registration statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Digital World’s securities is Continental Stock Transfer & Trust Company.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Digital World and servicers that it employs to deliver communications to Digital World’s stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, Digital World will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of this proxy statement/prospectus may likewise request that Digital World deliver single copies of Digital World’s proxy statement in the future. Stockholders may notify Digital World of their requests by calling or writing Digital World at its principal executive offices at 3109 Grand Ave., #450, Miami, Florida 33133, (305) 735-1517. Following the Business Combination, communications should be sent to Trump Media & Technology Group Corp., 401 N. Cattlemen Rd., Ste. 200, Sarasota, Florida 34232.

SUBMISSION OF STOCKHOLDER PROPOSALS

Digital World Board is aware of no other matter that may be brought before the Digital World Special Meeting. Under Delaware law, only business that is specified in the Notice of Special Meeting to stockholders may be transacted at the Digital World Special Meeting.

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with Digital World Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Eric Swider, Chief Executive Officer, Digital World Acquisition Corp., 3109 Grand Ave., #450, Miami, Florida 33133. Following the Business Combination, such communications should be sent to Trump Media & Technology Group Corp., 401 N. Cattlemen Rd., Ste. 200, Sarasota, Florida 34232. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On July 27, 2023, Digital World’s former public accounting firm, Marcum, notified Digital World’s Audit Committee of the Board of its resignation. During the two most recent fiscal years ended December 31, 2022 and 2021 and through the subsequent interim period up to and including the date of Marcum’s resignation, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K of the Exchange Act) between Digital World and Marcum.

During the two most recent fiscal years ended December 31, 2022 and 2021 and through the subsequent interim period preceding Marcum’s resignation, there were the following reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K of the Exchange Act. As discussed above, there was a material weakness existing in Digital World’s internal control over financial reporting, which has been remedied on Digital World’s Annual Report on Form 10-K/A filed on October 30, 2023. After filing its 2022 Form 10-K, Digital World’s management submitted documentation to Marcum for the filing of Digital World’s Q1 Form 10-Q. As part of the preparation of its Q1 Form 10-Q, management provided Marcum with (i) two new invoices received during the first quarter of 2023, which were for certain services rendered in fiscal year 2022 and (ii) the board minutes for the first quarter of 2023. Upon review, Marcum notified the management that the two invoices had been recorded incorrectly. They should have been reported under the 2022 Financial Statements included in the 2022 Form 10-K. Moreover, Marcum pointed out that some Digital World Board meeting minutes from the first quarter of 2023 were missing from the materials submitted for the audit of the 2022 Financial Statements.

During the submission period for the 2022 Form 10-K, Digital World’s management had provided all Digital World Board meeting minutes up until December 31, 2022. This was consistent with both Digital World’s prior practice and Marcum’s requests in previous audits. Thus, Digital World’s new management understood Marcum’s request for review to only relate to the Digital World Board meeting minutes for fiscal year 2022, which were duly submitted. In April 2023, Digital World’s submitted all available Digital World Board meeting minutes for fiscal year 2023. Since Marcum did not make any follow-up requests on such minutes, Digital World’s management incorrectly concluded that the request had been fulfilled.

A copy of Marcum’s letter of resignation is filed as Exhibit 16.1 to the registration statement of which this proxy statement/prospectus forms a part.

On August 8, 2023, Digital World engaged Adeptus as its independent public accounting firm to audit its consolidated financial statements for the fiscal years ended December 31, 2022 and 2021 and to review its quarterly consolidated financial statements beginning with the first quarter of the 2022 fiscal year.

WHERE YOU CAN FIND MORE INFORMATION

Digital World has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Digital World files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access Digital World’s filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Digital World Special Meeting, you should contact Digital World by telephone or in writing at the following address and telephone number:

Eric Swider

Chief Executive Officer

3109 Grand Ave., #450

Miami, Florida 33133

(305) 735-1517

You may also obtain these documents by requesting them in writing or by telephone from Digital World’s proxy solicitation,      at the following address and telephone number:    .

If you are a stockholder of Digital World and would like to request documents, please do so by [●], 2024, in order to receive them before the Digital World Special Meeting. If you request any documents from Digital World, Digital World will mail them to you by first class mail, or another equally prompt means.

All information contained or incorporated by reference in this proxy statement/prospectus relating to Digital World has been supplied by Digital World, and all such information relating to TMTG has been supplied by TMTG. Information provided by either Digital World or TMTG does not constitute any representation, estimate or projection of any other party. TMTG’s website is https://tmgcorp.com. The information on this website is neither incorporated by reference into this proxy statement/prospectus, or into any other filings with, or into any other information furnished or submitted to, the SEC.

This document is a proxy statement of Digital World for the Digital World Special Meeting and constitutes a prospectus of Digital World under the Securities Act with respect to the shares of common stock of Digital World to be issued to TMTG’s securityholders under the Merger Agreement. Digital World has not authorized anyone to give any information or make any representation about the Business Combination, Digital World or TMTG that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

Digital World Acquisition Corp.

PART I - FINANCIAL INFORMATION
Item 1. Financial Statements
DIGITAL WORLD ACQUISITION CORP.
BALANCE SHEETS

	September 30,	December 31,
	2023	2022
ASSETS	(unaudited)
Current assets
Cash	$3,285,587	$989
Prepaid assets	—	168,350

Total Current Assets	3,285,587	169,339
Cash Held in Trust Account	307,195,870	300,330,651

TOTAL ASSETS	$310,481,457	$300,499,990

LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOL DE RS’ DEFICIT
Current liabilities
Accrued expenses	$43,674,679	$18,054,912
Note payable – Sponsor	2,875,000	2,875,000
Income taxes payable	3,666,968	979,475
Franchise tax payable	632,500	400,000
Working capital loan s	2,372,033	625,700
Note payable	500,000	—
Advances - related parties	34,585	525,835

Total Current Liabilities	53,755,765	23,460,922
Deferred underwriter fee payable	10,062,500	10,062,500

TOTAL LIABILITIES	63,818,265	33,523,422

Commitments and Contingencies
Class A common stock subject to possible redemption, $0.0001 par value, 200,000,000 shares authorized; 28,715,597 and 28,744,342 shares outstanding, at redemption value ($10.66 and $10.40 per share), respectively	306,128,902	298,951,176

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 1,277,234 issued and outstanding, excluding 28,744,342 shares subject to redemption	127	127
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 7,187,500 issued and outstanding	719	719
Additional paid-in capital	—	—
Accumulated deficit	(59,466,556)	(31,975,454)

Total Stockholders’ Deficit	(59,465,710)	(31,974,608)

TOTAL LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ DEFICIT	$310,481,457	$300,499,990

The accompanying notes are an integral part of these unaudited condensed financial statements.

DIGITAL WORLD ACQUISITION CORP.
STATEMENTS OF OPERATIONS
(unaudited)

	For the Three months ended		For the Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Formation and operating costs	$4,307,852	$2,115,260	$7,899,200	$3,377,588
Legal investigations expense	11,581,241	2,656,763	20,639,030	7,964,208
Franchise tax expense	50,000	50,000	232,500	150,000

Loss from operation costs	(15,939,093)	(4,822,023)	(28,770,730)	(11,491,796)
Other income and expenses:
Insurance recoveries	1,046,653	—	1,046,653	—
Interest income	475	—	475	—
Interest earned on cash held in Trust Account	3,599,285	1,326,957	10,404,747	1,752,484

Loss before income taxes	(11,292,680)	(3,495,066)	(17,318,855)	(9,739,312)
Income tax expense	(899,687)	(323,645)	(2,687,493)	(357,259)

Net loss	$(12,192,367)	$(3,818,711)	$(20,006,348)	$(10,096,571)

Weighted average shares outstanding of Class A common stock	30,000,330	30,027,234	30,019,049	30,027,234
Basic and diluted net income (loss) per Class A common stock	$(0.33)	$(0.10)	$(0.54)	$(0.27)
Weighted average shares outstanding of Class B common stock	7,187,500	7,187,500	7,187,500	7,187,500

Basic and diluted net income (loss) per Class B common stock	$(0.33)	$(0.10)	$(0.54)	$(0.27)

The accompanying notes are an integral part of these unaudited condensed financial statements.

DIGITAL WORLD ACQUISITION CORP.
STATEMENTS OF CHANGES STOCKHOLDERS’ DEFICIT
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

	Class A		Class B		Additional
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance as of January 1, 2023	1,277,234	$127	7,187,500	$719	$—	$(31,975,454)	$(31,974,608)
Net income	—	—	—	—	—	1,279,786	1,279,786
Remeasurement of Class A common stock to redemption value	—	—	—	—	—	(2,170,865)	(2,170,865)

Balance March 31, 2023	1,277,234	127	7,187,500	719	—	(32,866,533)	(32,865,687)

Net loss	—	—	—	—	—	(9,093,767)	(9,093,767)
Fair value of Private Placement Units issued for legal services						414,000	414,000
Remeasurement of Class A common stock to redemption value	—	—	—	—	—	(2,664,291)	(2,664,291)

Balance June 30, 2023	1,277,234	$127	7,187,500	$719	$—	$(44,210,591)	$(44,209,745)

Net loss	—	—	—	—	—	(12,192,367)	(12,192,367)
Adjustment to fair value of Private Placement Units issued for legal services						(414,000)	(414,000)
Remeasurement of Class A common stock to redemption value	—	—	—	—	—	(2,649,598)	(2,649,598)

Balance September 30, 2023	1,277,234	$127	7,187,500	$719	$—	$(59,466,556)	$(59,465,710)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance - January 1, 2022	1,277,234	$127	7,187,500	$719	$—	$(10,572,814)	$(10,571,968)
Net loss						(3,160,911)	(3,160,911)

Balance - March 31, 2022	1,277,234	127	7,187,500	719	—	(13,733,725)	(13,732,879)

Net loss						(3,116,949)	(3,116,949)
Remeasurement of Class A common stock to	—	—	—	—	—	(99,011)	(99,011)

Balance - June 30, 2022	1,277,234	$127	7,187,500	$719	$—	$(16,949,685)	$(16,948,839)

Net loss						(3,818,711)	(3,818,711)
Remeasurement of Class A common stock to	—	—	—	—	—	(3,828,312)	(3,828,312)

Balance - September 30, 2022	1,277,234	$127	7,187,500	$719	$—	$(24,596,708)	$(24,595,862)

The accompanying notes are an integral part of these unaudited condensed financial statements.

DIGITAL WORLD ACQUISITION CORP.
STATEMENTS OF CASH FLOWS
(unaudited)

	For the Nine months ended September 30,
	2023	2022
Cash flows from operating activities:

Net loss	$(20,006,348)	$(10,096,571)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on cash and marketable securities held in Trust Account	(10,404,747)	(1,752,484)
Changes in operating assets and liabilities:
Accrued expenses and income taxes payable	28,307,260	10,224,497
Prepaid insurance	168,350	178,255
Franchise tax payable	232,500	150,000

Net cash used in operating activities	(1,702,985)	(1,296,303)

Cash flows investing activities:
Cash deposited into Trust for extension	—	(2,875,000)
Cash withdrawn from Trust for taxes	3,232,500	—
Cash withdrawn from Trust for redemptions	307,025	—
Net cash provided by investing activities	3,539,525	—
Cash flows from financing activities:
Redemption of shares	(307,025)	—
Proceeds from working capital loan	1,746,333	581,700
Advances - related parties	(491,250)	387,884

Proceeds from sponsor note	500,000	2,875,000

Net cash provided by financing activities	1,448,058	3,844,584

Net change in cash	3,284,598	(326,719)
Cash at beginning of period	989	327,731

Cash at end of period	$3,285,587	$1,012

Non-cash investing and financing activities:
Remeasurement of Class A common stock	$7,484,754	$3,927,323

The accompanying notes are an integral part of these unaudited condensed financial statements.

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN
Digital World Acquisition Corp. (the “Company”) is a blank check company incorporated in the State of Delaware on December 11, 2020. The Company w
as formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one
or more businesses or entities (“Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on middle-market emerging growth technology-focused companies in the Americas, in the SaaS and Technology or Fintech and Financial Services sector.
As of September 30, 2023, the Company had not yet commenced operations. All activity through September 30, 2023 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below and the search for targets for its initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering and the concurrent Private Placement (as defined below). The Company has selected December 31 as its fiscal year end. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
The registration statement for the Company’s Initial Public Offering was declared effective on September 2, 2021 (the “Registration Statement”). On September 8, 2021, the Company consummated the Initial Public Offering of 28,750,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $287,500,000, and incurred offering costs of $23,566,497, consisting of deferred underwriting commissions of $10,062,500 (see Note 2), fair value of the representative shares (as defined in Note 6) of $1,437,500, fair value of shares issued to the anchor investors of the Company’s Initial Public Offering of $7,677,450, fair value of shares transferred to officers and directors of $221,018, and other offering costs of $4,168,029. The Units sold in the Initial Public Offering included Units that were subject to a 45-day option granted to the underwriter to purchase up to an additional 3,750,000 Units at the Initial Public Offering price to cover over-allotment, which was exercised in full in connection with the consummation of the Initial Public Offering.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 1,133,484 units (the “Placement Units”) at a price of $10.00 per Placement Unit in a private placement (“Private Placement”) to the Company’s sponsor, ARC Global Investments II LLC (the “Sponsor”), generating gross proceeds of $11,334,840, which is described in Note 4.
Following the closing of the Initial Public Offering on September 8, 2021, an amount of $293,250,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Placement Units was placed in a trust account (the “Trust Account”) located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting the conditions of paragraph (d) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earliest of: (i) the completion of a Business Combination, (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation (“Amended and Restated Certificate of Incorporation”) (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with its initial Business Combination or certain amendments to its Amended and Restated Certificate of Incorporation prior thereto or to redeem 100% of the Public Shares if the Company does not complete its

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

initial Business Combination within the Combination Period (as defined below) or (B) with respect to any other provision relating to stockholders’ rights or pre-Business Combination activity and (iii) the redemption of
100
% of the Public Shares if the Company is unable to complete an initial Business Combination within the Combination Period (subject to the requirements of applicable law).
The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company may seek stockholder approval of a Business Combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination, unless otherwise required by applicable law, regulation or stock exchange rules.
If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company’s prior written consent.
The stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.20 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per- share amount to be distributed to stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
All of the Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Company’s Business Combination and in connection with certain amendments to the Company’s Amended and Restated Certificate of Incorporation. In accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) and its guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of a company require common stock subject to redemption to be classified outside of permanent equity. Given that the Public Shares were issued with other freestanding instruments (i.e., public warrants), the initial carrying value of the shares of Class A common stock classified as temporary equity was the allocated proceeds determined in accordance with ASC 470-20. Because of the redemption feature noted above, the shares of Class A common stock are subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital). While redemptions cannot cause the Company’s net tangible assets to fall below $5,000,001, the Public Shares are redeemable and will be classified as such on the balance sheet until such date that a redemption event takes place.

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

If a stockholder vote is not required and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, offer such redemption pursuant to the tender offer rules of the SEC, and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.
The Sponsor and the Company’s officers and directors have agreed (a) to vote any shares of Class B common stock of the Company (the “Founder Shares”), the shares of Class A common stock included within the Placement Units (the “Private Shares”) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination, (b) waive their redemption rights with respect to any Founder Shares, Private Shares held by them and any Public Shares purchased during or after the Initial Public Offering in connection with the completion of the Business Combination, (c) not to waive their redemption rights with respect to any Founder Shares, Private Shares held by them and any Public Shares purchased during or after the Initial Public Offering in connection with a stockholder vote to approve an amendment to the Amended and Restated Certificate of Incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with its initial Business Combination or certain amendments to its Amended and Restated Certificate of Incorporation prior thereto or to redeem 100% of the Public Shares if the Company does not complete an initial Business Combination within the Combination Period or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity and (iii) waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and Private Shares held by them if the Company fails to complete its initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete its initial Business Combination within the Combination Period. The Company’s anchor investors have agreed to (1) vote any Founder Shares held by them in favor of the initial Business Combination, (2) waive their redemption rights with respect to any Founder Shares held by them in connection with the completion of the Company’s initial Business Combination, and (3) waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if the Company fails to complete its initial Business Combination within the Combination Period.
On November 22, 2022, the Company held a special meeting of stockholders. At the meeting, the Company’s stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware extending, upon the request of the Sponsor and approval by the Board, the period of time for the Company to consummate an initial business combination up to four times, each by an additional three months, for an aggregate of 12 additional months (from September 8, 2022 up to September 8, 2023).
On September 8, 2022, the Company issued a promissory note in the aggregate principal amount of $2,875,000 to the Sponsor, in connection with the extension of the termination date for the Company’s initial Business Combination from September 8, 2022 to December 8, 2022. On December 19, 2022, the Company announced the second extension of the termination date for the Company’s initial Business Combination from December 8, 2022 from March 8, 2023. On February 28, 2023, the Company announced the third extension of the termination date for the Company’s initial Business Combination from March 8, 2023 to
June
 8, 202
3
.
On August 9, 2023, the Company and TMTG entered into the Second Amendment to the Merger Agreement (the “Second Amendment”). Among other changes to governance and financial terms, the Second Amendment extends the Merger Agreement’s “Outside Date” to December 31, 2023, and provides for mutual supplemental due diligence ahead of the Company’s anticipated filing of an updated registration statement on Form S-4 with the SEC. For further information on the Second Amendment, please see the Company’s current report on Form 8-K filed with the SEC on August 9, 2023 or the Company’s Amendment Number 1 to the Form S-4 Registration Statement filed with the SEC on November 13, 2023.

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

On September 5, 2023, the Company held a special meeting of stockholders (the “Meeting”). At the Meeting, the Company’s stockholders approved the Extension Amendment extending, upon the approval by the Corporation’s board of directors, the date by which the Company has to consummate an initial business combination up to four times, each by an additional three months, for an aggregate of 12 additional months (i.e. from September 8, 2023 up to September 8, 2024) or such earlier date as determined by the Board (the “Extension Amendment Proposal”).
In connection with the Meeting, stockholders holding 28,745
shares of the Company’s Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, $307,028 (approximately $
10.68
per share) was removed from the Company’s
T
rust
A
ccount to pay such
holders.
On September 29, 2023, the Company and TMTG entered into the Third Amendment to the Merger Agreement (the “Third Amendment”). The Third Amendment extends the period of time for the parties to complete mutual supplemental due diligence ahead of the Company’s anticipated filing of an updated registration statement on Form S-4 with the SEC.
The Company has until September 8, 2024, to consummate a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than five
business days thereafter, redeem
100
% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable and less interest to pay dissolution expenses up to $
100,000)
, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. The underwriter has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than

$10.45.
The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below $10.20 per share (whether or not the underwriters’ over-allotment option is exercised in full), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the company’s independent registered accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Going Concern Consideration
In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Account Standards Update (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” as stated above, the Company has until September 8, 2024 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Additionally, the Company has incurred and expects to incur significant costs in pursuit of its acquisition plans. The Company lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the date of the issuance of the financial statements. As a result, these factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.
Proposed Business Combination
The Company entered into an Agreement and Plan of Merger, dated as of October 20, 2021, as amended on May 11, 2022, on August 9, 2023, and on September 29, 2023, and as it may be further amended or supplemented from time to time, the “Merger Agreement”) with DWAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), the Sponsor, in the capacity as the representative for certain stockholders of the Company, and TMTG’s General Counsel, in the capacity as the representative for stockholders of TMTG.
Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into TMTG (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with TMTG continuing as the surviving corporation in the Merger and a wholly- owned subsidiary of the Company. In the Merger, (i) all shares of TMTG common stock (together, “TMTG Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than those properly exercising any applicable dissenters rights under Delaware law) will be converted into the right to receive the Merger Consideration (as defined below); (ii) each outstanding option to acquire shares of TMTG Common Stock (whether vested or unvested) will be assumed by the Company and automatically converted into an option to acquire shares of the Company common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of TMTG Common Stock into the Merger Consideration and (iii) each outstanding restricted stock unit of TMTG shall be converted into a restricted stock unit relating to shares of the Company’s common stock. At the Closing, the Company will change its name to “Trump Media & Technology Group Corp.”
The aggregate merger consideration to be paid pursuant to the Merger Agreement to holders of TMTG Common Stock as of immediately prior to the Effective Time (“TMTG Stockholders” and, together with the holders of TMTG options and restricted stock units immediately prior to the Effective Time, the “TMTG Security Holders”) will be an amount equal to $
875,000,000
, subject to adjustments for TMTG’s closing debt, net of cash and unpaid transaction expenses (the “Merger Consideration”), plus the additional contingent right to receive certain earnout shares after the Closing, provided that it shall exclude any additional shares issuable upon conversion of certain TMTG convertible notes. The Merger Consideration to be paid to TMTG Stockholders will be paid solely by the delivery of new shares of the Company’s common stock, with each valued at the price per share at which each share of the Company’s common stock is redeemed or converted pursuant to the redemption by the Company of its public stockholders in connection with the Company’s initial Business Combination, as

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

required by the Company’s Amended and Restated Certificate of Incorporation, by-laws and the Company’s Initial Public Offering prospectus. The
Merger Consideration will be subject to a post-Closing true up
90
days after the Closing.
As part of the Merger Consideration, the Company will create a new class of common stock (the “High Vote Common Stock”) to be issued to former President Donald J. Trump (“Company Principal”) that will have the same voting, dividend, liquidation and other rights as one share of the Company’s Class A common stock, except that each share of High Vote Common Stock will entitle its holder to a number of votes equal to the greater of (i) one vote and (ii) the number of votes that would cause the aggregate number of shares issued to the Company Principal as consideration in the Merger (excluding any Earnout Shares) to represent 55% of the voting power (to the maximum extent permitted by the rules and regulations of Nasdaq and applicable law, following the reasonable best efforts of the Company to obtain any necessary approvals) of (A) all shares of the Company’s common stock entitled to vote on the election of directors as of immediately following the Closing plus (B) the maximum number of shares of the Company’s common stock issuable upon the conversion of all convertible preferred stock or other convertible securities of the Company (if any) outstanding or with respect to which purchase agreements are in effect at Closing. The shares of High Vote Common Stock will vote together with all other shares of the Company’s common stock on all matters put to a vote of the Company’s stockholders, entitled to vote on the election of directors as of immediately following closing of the merger and all other matters put to a vote of the Company’s stockholders. Each TMTG convertible note that is issued and outstanding immediately prior to the Effective Time will convert immediately prior to the Effective Time into a number of shares of TMTG Common Stock in accordance with the terms of each note.
In addition to the Merger Consideration set forth above, the TMTG Stockholders will also have a contingent right to receive up to an additional 40,000,000 shares of the Company’s common stock (the “Earnout Shares”) after the Closing based on the price performance of the Company’s common stock during the three (3) year period following the Closing (the “Earnout Period”). The Earnout Shares shall be earned and payable during the Earnout Period as follows:

•
if the dollar volume-weighted average price (“VWAP”) of the Company’s common stock equals or exceeds $12.50 per share for any 20 trading days within any 30 trading day period, the Company shall issue to the TMTG Stockholders an aggregate of 15,000,000 Earnout Shares;

•
if the VWAP of the Company’s common stock equals or exceeds $
15.00
per share for any 20 trading days within any 30 trading day period, the Company shall issue to the TMTG Stockholders an aggregate of 15,000,000 Earnout Shares; and

•
if the VWAP of the Company’s common stock equals or exceeds $17.50 per share for any 20 trading days within any 30 trading day period, the Company shall issue to the TMTG Stockholders an aggregate of 10,000,000 Earnout Shares.

If there is a final determination that the TMTG Stockholders are entitled to receive Earnout Shares, then such Earnout Shares will be allocated pro rata amongst the TMTG Stockholders. The number of shares of the Company’s common stock constituting any earnout payment shall be equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing.
On December 4, 2021, in support of the Transactions, the Company entered into securities purchase agreements (the “SPAs”) with certain institutional accredited investors (the “PIPE Investors”), pursuant to which the investors agreed to purchase an aggregate of 1,000,000 shares of the Company’s Series A Convertible Preferred Stock (the “Preferred Stock”), at a purchase price of $1,000 per share of Preferred Stock, for an aggregate commitment of $1,000,000,000 in a private placement (the “PIPE”) to be consummated concurrently

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

with the Transactions. The shares of Preferred Stock have an initial conversion price per share of $
33.60 and are initially convertible into an aggregate of
29,761,905
shares of common stock. The closing of the PIPE is conditioned on the concurrent closing of the Transactions and other closing conditions as set forth in the SPA. Pursuant to the SPAs, each of the PIPE Investors may terminate its respective SPA, among other things, if the closing of the PIPE has not occurred on or prior to September 20, 2022. Due to certain regulatory conditions, among others, the Company expects that it will not be able to register the underlying the Company’s common shares concurrently with the consummation of the business combination (the “Registration Closing Condition”). As such, unless both the Company and each PIPE Investor waive the Registration Closing Condition the parties are not obligated to consume the PIPE. Furthermore, in connection with the Second Amendment, at the request of TMTG, the Company agreed to use its reasonable best efforts to discuss with the PIPE Investors a reduction or termination of the PIPE. See Note 8 – Subsequent Events.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (the “SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows.
In the opinion of the Company’s management, the unaudited financial statements as of September 30, 2023 and for the three and nine months ended September 30, 2023 include all adjustments, which are only of a normal and recurring nature, necessary for a fair statement of the financial position of the Company as of September 30, 2023 and its results of operations and cash flows for the three and nine months ended September 30, 2023. The results of operations for the three and nine months ended September 30, 2023 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2023 or any future interim period.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those
estimates.
Offering Costs Associated with the Initial Public Offering
Offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering. These costs were charged to stockholders’ equity upon the completion of the Initial Public Offering. On September 8, 2021, offering costs in the aggregate of $23,566,497 were charged to stockholders’ equity (consisting of deferred underwriting commission of $10,062,500, fair value of the representative shares of $1,437,500, fair value of shares issued to the anchor investors of the Company’s Initial Public Offering of $7,677,450, fair value of shares transferred to officers and directors of $221,018, and other cash offering costs of $4,168,029).
Class A Common Stock Subject to Possible Redemption
As discussed in Note 3, all of the 28,750,000 shares of Class A common stock sold as part of the Units in the Initial Public Offering contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s Amended and Restated Certificate of Incorporation.
Income Taxes
The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

authorities. The Company’s management determined United States is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no
unrecognized tax benefits as of September 30, 2023 or December 31, 2022 and no
amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
While ASC 740 identifies usage of the effective annual tax rate for purposes of an interim provision, it does allow for estimating individual elements in the current period if they are significant unusual or infrequent. Computing the ETR for the Company is complicated due to the potential impact of the Company’s change in fair value of warrants for any other change in fair value of a complex financial instrument), the timing of any potential Business Combination expenses and the actual interest income that will be recognized during the year. The Company has taken a position as to the calculation of income tax expenses in the current period based on 740-270-25-3 which states, “if an entity is unable to estimate a part of its ordinary income (or loss) or the related tax (or benefit) but is otherwise able to make a reliable estimate, the tax (or benefit) applicable to the item that cannot be estimated shall be reported in the interim period in which the item is reported.” The Company believes its calculation to be a reliable estimate and allows it to properly take into account the unusual elements that can impact its annualized book income and its impact on ETR. As such, the Company is computing its taxable income (loss) and associated income tax provision based on actual results through September 30, 2023.
The Company’s effective tax rate was 8% and 9% for the three months ended September 30, 2023 and 2022, respectively. The Company’s effective tax rate was 16% and 4% for the nine months ended September 30, 2023 and 2022, respectively. The effective tax rate differs from the statutory tax rate of 21.0% for the three and nine months ended September 30, 2023 and 2022, due to the changes in the valuation allowance in 2022.
Net Income (Loss) Per Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per share of common stock is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. The Company applies the two-class method in calculating income (loss) per share of common stock. Accretion associated with the redeemable shares of Class A common stock is excluded from income (loss) per common share as the redemption value approximates fair value.
The calculation of diluted income (loss) per share of common stock does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. As of September 30, 2023 and December 31, 2022, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net loss per common share is the same as basic net loss per common share for the periods presented.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At September 30, 2023, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying unaudited balance sheet, primarily due to their short-term nature.

Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the unaudited condensed balance sheet date. The Company accounts for the warrants in accordance with the guidance contained in ASC 815-40. The Company has determined that the warrants qualify for equity treatment in the Company’s financial statements.
Recently Issued Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
Risks and Uncertainties
Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Inflation Reduction Act of 2022
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury Department”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.
Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.
NOTE 3. INITIAL PUBLIC OFFERING
On September 8, 2021, the Company consummated its Initial Public Offering of 28,750,000 Units, at $10.00 per Unit, generating gross proceeds of $287,500,000.
Each Unit consists of one share of Class A common stock and
one
-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share (see Note 7).
On September 8, 2021, offering costs in the aggregate of $23,566,497 were charged to stockholders’ equity (consisting of deferred underwriting commission of $10,062,500, fair value of the representative shares of $1,437,500, fair value of shares issued to the anchor investors of the Company’s Initial Public Offering of $7,677,450, fair value of shares transferred to officers and directors of $221,018, and other cash offering costs of $4,168,029).
NOTE 4. PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 1,133,484 Placement Units at a price of $10.00 per Placement Unit (or $11,334,840 in the aggregate). The Sponsor initially transferred $13,203,590 to the Trust Account on September 8, 2021. The excess proceeds ($1,869,110) over the proceeds of the Private Placement were subsequently transferred back to the Company’s operating account and returned to the Sponsor.
The proceeds from the sale of the Placement Units were added to the net proceeds from the Initial Public Offering held in the Trust Account. The Placement Units are identical to the Units sold in the Initial Public Offering, except that the Placement Units and their component securities will not be transferable, assignable or salable until 30 days after the consummation of the initial Business Combination except to permitted transferees and are entitled to registration rights. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the warrants included in the Placement Units (the “Placement Warrants”)
would then be worthless.
NOTE 5. RELATED PARTY TRANSACTIONS
Class B Common stock
During the year ended December 31, 2021, the Company issued an aggregate of 8,625,000 shares of Class B common stock or Founder Shares to the Sponsor for an aggregate purchase price of $25,000 in cash. On July 2, 2021, the Sponsor transferred 10,000 Founder Shares to its Chief Financial Officer and 7,500 Founder Shares to each of its independent directors. The Company estimated the fair value of these transferred shares to be $221,000. On September 2, 2021, the Sponsor surrendered to the Company an aggregate of 1,437,500 shares of Class B common stock for cancellation for no consideration, resulting in an aggregate of 7,187,500 shares of Class B common stock issued and outstanding. The number of Founder Shares issued represented 20% of the

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Company’s issued and outstanding shares after the Initial Public Offering (assuming the initial stockholders do not purchase any Public Shares in the Initial Public Offering and excluding the Placement Units and underlying securities). All shares and associated amounts have been retroactively restated to reflect the surrender of these shares.
With certain limited exceptions, the shares of Class B common stock are not transferable, assignable by the Sponsor until the earlier to occur of: (A) six months after the completion of the Company’s initial Business Combination and (B) subsequent to the Company’s initial Business Combination, (x) if the reported last sale price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company stockholders having the right to exchange their shares of common stock for cash, securities or other property. With certain limited exceptions, the Placement Units, Placement Shares, Placement Warrants and the Class A common stock underlying the Placement Warrants, will not be transferable, assignable or saleable by the Sponsor or its permitted transferees until 30 days after the completion of the initial Business Combination.

Administrative Services Arrangement
An affiliate of the Sponsor has agreed, commencing from the date when the Company’s Registration Statement was declared effective through the earlier of the Company’s consummation of a Business Combination and its liquidation, to make available to the Company certain general and administrative services, including office space, utilities and administrative services, as the Company may require from time to time. The Company has agreed to pay the affiliate of the Sponsor $15,000 per month for these services. The agreement with the Sponsor was terminated on April 5, 2023. $0 and $45,000 of expense was recorded for the three months ended September 30, 2023 and 2022, respectively. $45,000 and $90,000 of expense was recorded for the nine months ended September 30, 2023 and 2022, respectively. $221,000 and $176,000 was unpaid as of September 30, 2023 and December 31, 2022, respectively.
On April 5, 2023, Company entered into an Administrative Support Agreement with Renatus LLC (“Renatus”), an advisory group owned by Eric Swider, the Chief Executive Officer and director of the Company, pursuant to which, the Company agrees to pay Renatus a monthly fee of $15,000 for office space, utilities and secretarial and administrative support commencing from April 5, 2023 until the earlier of the consummation by the Company of an initial business combination or the Company’s liquidation. $45,000 and $0 of expense was recorded for the three months ended September 30, 2023 and 2022, respectively. $60,000 and $0 of expense was recorded for the nine months ended
September
 30, 2023 and 2022, respectively. There was no unpaid balance as of September 30, 2023.
Related Party Loans
In order to finance transaction costs in connection with an initial business combination, the Sponsor or an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required using Digital World Convertible Notes.

•
“Digital World Convertible Notes” means up to $40,000,000 in non-interest bearing convertible promissory notes payable upon the stockholders’ approval of the Business Combination and, if applicable, the PIPE Investors’ approval, in either (i) Working Capital Units or (ii) cash or Working Capital Units, at the election of the holder. Up to $30,000,000 of such convertible promissory notes may be issued to the Sponsor or its affiliates or the Company’s officers or directors in connection with

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

any loans made by them to the Company prior to Closing. Up to $
10,000,000
of such convertible promissory notes may be issued to either third parties providing services or making loans to the Company or to the Sponsor or its affiliates or the Company’s officers or directors in connection with any loans made by them to the Company prior to Closing.

•
“Working Capital Units” means any units issuable pursuant to the Digital World Convertible Notes. Each unit consists of one share of Digital World Class A common stock and
one-half
Warrant. Each unit issuable pursuant to the Digital World Convertible Notes, subject to the terms and conditions of each applicable note, shall not have a price lower than $
8.00
per unit.

In the event that an initial business combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Digital World Convertible Notes, but no proceeds held in the Trust Account would be used to repay the Digital World Convertible Notes.
In November 2021, the Sponsor committed to provide loans of up to an aggregate of $1,000,000 to the Company through September 8, 2023, in the form of Digital World Convertible Notes.
On May 12, 2022, the Company entered into an amendment (the “Amendment to the Insider Letter”) to that certain letter agreement, dated September 2, 2021 (“Insider Letter”), with the Sponsor and the Company’s directors, office rs o
r other initial shareholders named therein (the “Insiders”). Pursuant to the Insider Letter, among other matters, the Sponsor and the Insiders agreed in Section 9 thereof, that the Sponsor, an affiliate of the Sponsor or certain of the Company’s officers and directors may make up to $
30,000,000 loans against Digital World Convertible Notes with a conversion price of $
10
per Working Capital Units.
On September 8, 2022, the Company issued a Digital World Convertible Note with a conversion price of $10 per Working Capital Units with an aggregate principal amount of $2,875,000 to the Sponsor, in connection with the extension of the termination date for the Company’s initial business combination from September 8, 2022 to December 8, 2022. As of September 30, 2023 and December 31, 2022, there was $2,875,000 outstanding under this note.
On April 21, 2023, the Company issued two Digital World Convertible Notes

(one for

$
625,700
and the other for $
500,000)
in the aggregate principal amount of
$
1,125,700
to the Sponsor to pay costs and expenses in connection with completing an initial business combination. As of September 30, 2023, there were $
1,275,000 outstanding in Digital World Convertible Notes with a conversion price of
 $
10
 per Working Capital Units (which exceeds the aggregate amount the Sponsor committed to provide).
On June 2, 2023, the Company issued a Digital World Convertible Note with a conversion price of $10 per Working Capital Units, with an aggregate principal amount of $2,000,000 to Renatus, of which Eric Swider, Chief Executive Officer and Director of the Company, is a founder and partner and another Digital World Convertible Notes in the aggregate principal amount of $10,000,000 (the “$10 Million Note,” together with the $2 Million Note, the “Renatus Notes”) to Renatus. As of September 30, 2023, $1,205,333 outstanding in Digital World Convertible Note to Renatus.
The issuances of the Notes were made pursuant to the exemption from registration contained in Section 4(a)(2) of the

Securities Act of 1933, as amended.
Advances – related parties
During 2022 and the nine months ended September 30, 2023, the Sponsor paid, on behalf of the Company, $470,835 to a vendor for costs incurred by the Company. As of September 30, 2023 and December 31, 2022, the

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Company’s obligation to the Sponsor for such payments was outstanding in the amount of $
2,606 and $425,835, respectively.
During 2022, a Board member paid, on behalf of the Company, $100,000 to a vendor for costs incurred by the Company. As of September 30, 2023 and December 31, 2022, the Company’s obligation to the Board Member for such payment was $31,979 and $100,000, respectively.
Note payable
During 2023 the Company agreed to pay a law firm a fixed amount of $
500,000
for services rendered through December 31, 2023. As of September 30, 2023, the $500,000 was earned and payable and included in Note payable on the balance sheet. On November 20, 2023, the law firm was issued $500,000 in a Digital World Convertible Note with a conversion price of $10 per Working Capital Units.
NOTE 6. COMMITMENTS AND CONTINGENCIES
Registration Rights
The holders of the Founder Shares, the holders of representative shares as well as the holders of the Placement Units (and underlying securities) and any securities issued in payment of Digital World Convertible Notes made to the Company, are entitled to registration rights pursuant to an agreement signed on the effective date of the Initial Public Offering. The holders of a majority of these securities are entitled to make up to three
demands that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. Notwithstanding anything to the contrary, the underwriters (and/or their designees) may participate in a “piggy-back” registration only during the seven year period beginning on the effective date of the Initial Public Offering. The Company will bear the expenses incurred in connection with the filing of any such registration statements. Notwithstanding anything to the contrary, under FINRA Rule 5110, the underwriters and/or their designees may only make a demand registration (i) on one occasion and (ii) during the five-year period beginning on the effective date of the registration statement relating to the Initial Public Offering, and the underwriters and/or their designees may participate in a “piggy-back” registration only during the seven-year period beginning on the effective date of the registration statement relating to the Initial Public Offering.
Underwriting Agreement
The underwriters purchased the 3,750,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions.
The underwriters are entitled to a cash underwriting discount of: (i) one point twenty-five percent (1.25%) of the gross proceeds of the Initial Public Offering, or $3,593,750, with the underwriters’ over-allotment having been exercised in full; (ii) zero point five percent (0.50%) of the total number of shares of Class A common stock issued in the Initial Public Offering, or 143,750 shares of Class A common stock. In addition, the underwriters are entitled to a deferred underwriting commissions of three point five percent (3.50%) of the gross proceeds of the Initial Public Offering, or $10,062,500 upon closing of the Business Combination. The deferred underwriting commissions will be paid in cash upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Right of First Refusal
Subject to certain conditions, the Company granted the underwriter, for a period of 24 months after the date of the consummation of the Business Combination, a right of first refusal to act as sole book runner, and/or sole placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings for the Company or any of its successors or subsidiaries. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the effective date of the Registration Statement.
Agreement with law firm
During 2023 the Company agreed to pay a law firm the greater of
$8

million or 130% of the actual fees
incurred if the Company completes the Business Combination. Such fees are subject to a downward adjustment in the event the Business Combination is not consummated. Fees and expenses incurred for the nine months ended September

30, 2023 related to the law firm were $2.3

million.
Legal Matters
Except as indicated below, to the knowledge of the Company’s management team, there is no litigation currently pending or contemplated against the Company, or against any of its property.
The Company is cooperating with a FINRA inquiry concerning events (specifically, a review of trading) that preceded the public announcement of the Merger Agreement. According to FINRA’s request, the inquiry should not be construed as an indication that FINRA has determined that any violations of Nasdaq rules or federal securities laws have occurred, nor as a reflection upon the merits of the securities involved or upon any person who effected transactions in such securities.
Settlement in Principle
As previously disclosed in the Company’s Form 8-K filed with the SEC on July 3, 2023, the Company was the subject of an investigation (the “Investigation”) by the SEC with respect to certain statements, agreements and the timing thereof included in the Company’s registration statements on Form S-1 (the “Form S-1”) in connection with its IPO and Form S-4 relating to the business combination between the Company and TMTG.
On July 3, 2023, the Company reached an agreement in principle (the “Settlement in Principle”) in connection with the Investigation. The Settlement in
Principle was subject to approval by the SEC.
On July 20, 2023, the SEC approved the Settlement in Principle, announcing settled charges against Digital World and entered a cease-and-desist order (the “Order”) finding that Digital World violated certain antifraud provisions of the Securities Act and the Exchange Act, in connection with Digital World’s IPO filings on Form S-1 and the Form S-4 concerning certain statements, agreements and omissions relating to the timing and discussions Digital World had with TMTG regarding the proposed business combination. In the Order, Digital World agreed (i) that any amended Form S-4 filed by Digital World will be materially complete and accurate with respect to certain statements, agreements and omissions relating to the timing and discussions that Digital World had with TMTG regarding the proposed business combination and (ii) to pay a civil money penalty in an amount of $18 million to the SEC promptly after the closing of any merger or a comparable business combination or transaction, whether with TMTG or any other entity. The Company recorded an expense related to this matter of $
8 million and $
18
million for the three months and nine months ended September 30, 2023.

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Directors’ and Officers’ Insurance Policy
The coverage under the D&O policy is $2.5 million in excess of a $5.0 million retention. The Company has submitted a notice of loss related to the above noted DOJ and SEC actions to the insurance company and has begun submitting information to the insurance company. Based on actual payments made to third parties under the D&O policy, the
C
ompany has reduced its liabilities at September 30, 2023 by $1 million.
The Company is subject to litigation, disputes and claims in the normal course of its business. Except as noted above, the Company is not aware of any matters which could be material to the financial statements.
Notice of delisting
On May 23, 2023, the Company received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Rule”) because it had not yet filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “Q1 Form 10-Q”) with the SEC. The Rule requires listed companies to timely file all required periodic financial reports with the SEC.
Pursuant to Nasdaq rules, on July 24, 2023, the Company submitted to Nasdaq a plan to regain compliance with the Rule. On August 7, 2023, the Company received a notice from Nasdaq stating that Nasdaq had determined to grant an exception to enable the Company to regain compliance with the Rule and required the Company to file its amended Annual Report on Form 10-K for the year ended December 31, 2022 and its Q1 Form 10-Q, as required by the Rule, on or before November 20, 2023. On October 30, 2023, the Company filed its amended Annual Report on Form 10-K. On November 13, 2023, the Company filed its Q1 Form 10-Q.
On August 24, 2023, the Company announced that it received an expected letter from Nasdaq stating that the Company was not in compliance with the Rule because it had not yet filed its Quarterly Report on Form 10-Q for the period ended June 30, 2023 (the “Second Quarter Form 10-Q”) with the SEC. The Company submitted to Nasdaq an updated compliance plan which required the Company to file its Second Quarter Form 10-Q by November 20, 2023. On November 13, 2023, the Company filed its Second Quarter Form 10-Q.
NOTE 7. STOCKHOLDERS’ DEFICIT
Preferred Stock—The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At September 30, 2023 and December 31, 2022, there were no shares of preferred stock issued or outstanding.
Class A Common Stock—The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. On September 8, 2021, the Company issued 143,750 shares of Class A common stock (“representative shares”) to the underwriter. The Company accounts for the representative shares as an expense of the Initial Public Offering resulting in a charge directly to stockholders’ equity, at an estimated fair value of $1,437,500. At September 30, 2023 and December 31,
2022
, there were 28,715,597 shares of Class A common stock issued and outstanding that are subject to possible redemption, and accordingly, such shares have been classified outside of permanent equity. At September 30, 2023 and December 31, 2022, there were 1,277,234 shares of Class A common stock included in stockholders’ deficit.
Class B Common Stock—The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s Class B common stock are entitled to one vote for each share. On September 2, 2021, the Sponsor surrendered an aggregate of 1,437,500 shares of Class B

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

common stock for cancellation for no consideration. At March 31, 2023 and December 31, 2022, there were 7,187,500 shares of Class B common stock issued and outstanding, of which 1,650,000 shares were transferred to qualified institutional buyers. The shares of Class B Common Stock held by the Sponsor, officers and directors of the Company and institutional buyers represent 20% of the issued and outstanding shares after the Initial Public Offering (assuming those initial stockholders do not purchase any Public Shares in the Initial Public Offering and excluding the Placement Shares). Shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the initial Business Combination on a one-for-one basis, subject to certain adjustments.
Warrants - The warrants will become exercisable 30 days after the consummation of a Business Combination. The warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of Class A common stock issuable upon exercise of the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
Once the warrants become exercisable, the Company may redeem the warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	at any time after the warrants become exercisable;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•
if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within a 30-trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the shares of Class A common stock underlying such warrants.
If the Company calls the warrants for redemption, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities, for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the sponsor or its affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price.
NOTE 8. SUBSEQUENT
EVENTS
In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2023. Based upon this review the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements, except as noted below.
PIPE terminations
As of November 20, 2023, the Company had received termination notices from certain PIPE Investors, effectively cancelling approximately $
474,500,000
of the PIPE. As a result, approximately
$
525,500,000
remain in PIPE commitments. The Company expects to continue to seek the termination of or significantly reduce such remaining PIPE commitments.
Legal Matter
On October 20, 2023, Robert Lowinger (the “Plaintiff”) filed a complaint against Rocket One Capital, LLC (“Rocket One”), Michael Shvartsman, Bruce Garelick, and the Company in the U.S. District Court for the Southern District of New York. According to the complaint, the Company has been named as a party in the lawsuit because the Plaintiff is seeking relief for the benefit of the Company. In the complaint, the Plaintiff contends that, in 2021, Mr. Garelick and Rocket One were directors of the Company and that they purchased securities of the Company. The Plaintiff further alleges that within a six-month period from the date of their purchases, both Mr. Garelick and Rocket One sold securities in the Company and realized profits from those sales. Additionally, the Plaintiff alleges that Mr. Shvartsman had a financial interest in the profits resulting from Rocket One’s purchases and sales of the Company’s securities. According to the Plaintiff, under Section 16(b) of the Exchange Act (15 U.S.C. §78p(b)), Rocket One, Mr. Shvartsman, and Mr. Garelick are each required to disgorge certain trading profits to the Company. As of the date of this report, the Company has not filed a response to the complaint. The case is Lowinger v. Rocket One Capital, LLC, et al., No. 1:23-cv-9243 (S.D.N.Y. Oct. 20, 2023).

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Convertible Promissory Notes

In November 2023, the Company entered into a total aggregate amount of up to $900,000 in Digital World Convertible Notes with a conversion price of $8.00 per Working Capital Unit. The Company expects to use proceeds received from such notes to pay expenses associated with completing its initial business combination.
In November 2023, the Company issued a Digital World Convertible
Not
e with a conversion price of $10 per Working Capital Unit for a fixed amount of $500,000 for payment of services rendered through December 31, 2023. See Note
5

under
 “Note payable” above.

F-2
4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and
Stockholders of Digital World Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Digital World Acquisition Corp. (the Company) as of December 31, 2022, and 2021, and the related statements of operations, changes in stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, it is uncertain that the Company will consummate a business merger in the allotted time. If a business merger is not consummate but the specified date, there will be a mandatory liquidation and subsequent dissolution of the Company. Additionally, the Company has incurred and expects to incur significant cost in pursuit of its acquisition plans. These factors raise a substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Restatement
As discussed in Note 2 to the financial statements, the 2022 and 2021 financial statements have been restated to correct certain misstatements related to errors for the accounting of certain expenses in the proper period.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Adeptus Partners, LLC
We have served as the Company’s auditor since 2023.
Ocean, New Jersey
October 27, 2023,
PCAOB ID: 3686

DIGITAL WORLD ACQUISITION CORP.
BALANCE SHEETS

	December 31,
	2022	2021
	(restated)	(restated)

ASSETS
Current assets
Cash	$989	$327,731
Prepaid assets	168,350	240,972

Total Current Assets	169,339	568,703
Prepaid assets	—	165,051
Cash Held in Trust Account	300,330,651	293,257,098

TOTAL ASSETS	$300,499,990	$293,990,852

LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$18,054,912	$1,027,926
Note payable Sponsor	2,875,000	—
Income taxes – payable	979,475	—
Franchise tax payable	400,000	200,000
Working capital loans	625,700	—
Advances – related party	525,835	22,394

Total Current Liabilities	23,460,922	1,250,320
Deferred underwriter fee payable	10,062,500	10,062,500

TOTAL LIABILITIES	33,523,422	11,312,820

Commitments and Contingencies
Class A common stock subject to possible redemption, $0.0001 par value, 200,000,000 shares authorized; 28,744,342 and 28,750,000 shares outstanding, at redemption value ($10.40 and $10.20 per share)	298,951,176	293,250,000

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 1,277,234 issued and outstanding, excluding 28,744,342 and 28,750,000 shares subject to redemption	127	127
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 7,187,500 issued and outstanding	719	719
Additional paid-in capital	—	—
Accumulated deficit	(31,975,454)	(10,572,814)

Total Stockholders’ Deficit	(31,974,608)	(10,571,968)

TOTAL LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ DEFICIT	$300,499,990	$293,990,852

The accompanying notes are an integral part of these financial statements.

F-
2
7

DIGITAL WORLD ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	For the Year ended December 31,
	2022	2021
	(restated)	(restated)
Formation and operating costs	$8,716,023	$969,195
Legal investigations costs	10,004,519	789,183
Franchise tax expense	200,000	200,000

Loss from operating costs	(18,920,542)	(1,958,378)
Other income and expenses:
Interest earned on cash held in Trust Account	4,257,469	7,098

Loss before income taxes	(14,663,073)	(1,951,280)
Income tax expense	979,475	—

Net loss	$(15,642,548)	$(1,951,280)

Weighted average shares outstanding of Class A common stock	30,026,769	9,404,134

Basic and diluted net loss per Class A common stock	$(0.42)	$(0.12)

Weighted average shares outstanding of Class B common stock	7,187,500	7,187,500

Basic and diluted net loss per Class B common stock	$(0.42)	$(0.12)

The accompanying notes are an integral part of these financial statements.

DIGITAL WORLD ACQUISITION CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount

Balance – December 31, 2021 (restated)	1,277,234	$127	7,187,500	$719	$—	$(10,572,814)	$(10,571,968)
Net loss						(15,642,548)	(15,642,548)
Remeasurement of Class A common stock to redemption value						(5,760,092)	(5,760,092)

Balance – December 31, 2022 (restated)	1,277,234	$127	7,187,500	$719	$—	$(31,975,454)	$(31,974,608)

F-
2
9

DIGITAL WORLD ACQUISITION CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Class A Common Stock		Class B Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – December 31, 2020
Issuance of Class B common stock to sponsor (1)(2)		$—	7,187,500	$719	$24,281	$—	$25,000
Class A common stock accretion to redemption value	—	—	—	—	(12,796,508)	(7,184,020)	(19,980,528)
Issuance of Class A common stock to investor, net of offering costs	1,133,484	113	—	—	11,334,727	—	11,334,840
Issuance of Class A common stock to representative	143,750	14			1,437,500	(1,437,514)
Net loss	—	—	—	—	—	(1,951,280)	(1,951,280)

Balance – December 31, 2021 (restated)	1,277,234	$127	7,187,500	$719	—	$(10,572,814)	$(10,571,968)

(1)	The shares and the associated amounts have been retroactively restated to reflect the three-for-one stock split on July 1, 2021.
(2)
On September 2, 2021, the Sponsor surrendered an aggregate of 1,437,500 shares of Class B common stock for no consideration, resulting in an aggregate of 7,187,500 shares of Class B common stock issued and outstanding. All shares and associated amounts have been retroactively restated to reflect the surrender of these shares (see Note 8).

The accompanying notes are an integral part of these financial statements.

F-
30

DIGITAL WORLD ACQUISITION CORP.
STATEMENTS OF CASH FLOWS

	For the Year end December 31,
	2022	2021
	(restated)
Cash flows from operating activities:
Net loss	$(15,642,548)	$(1,951,280)
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on cash and marketable securities held in Trust Account	(4,257,469)	(7,098)
Changes in operating assets and liabilities:
Accrued expenses	17,026,986	1,027,926
Income taxes payable	979,475	—
Prepaid insurance	237,673	(406,023)
Franchise tax payable	200,000	200,000

Net cash used in operating activities	(1,455,883)	(1,136,475)

Cash flows from investing activities:
Investment of cash in Trust Account	(2,875,000)	(293,250,000)
Cash withdrawn from Trust Account for redemptions	58,916	—

Net cash used in investing activities	(2,816,084)	(293,250,000)

Cash flows from financing activities:
Proceeds from sale of Units	—	287,500,000
Proceeds from sale of private placement warrants	—	11,334,840
Proceeds from Sponsor note	2,875,000	223,557
Repayment of Sponsor note	—	(223,557)
Due from Sponsor	—	(1,702,958)
Payment of due from Sponsor	—	1,702,958
Payment of offering costs	—	(4,168,028)
Proceeds from working capital loan	500,835	—
Proceeds from advances – related party	625,700	22,394
Redemption of shares	(58,916)	—
Proceeds from issuance of Class B common stock to Sponsor	—	25,000

Net cash provided by financing activities	3,942,619	294,714,206

Net change in cash	(326,742)	327,731
Cash at beginning of period	327,731	—

Cash at end of period	$989	$327,731

Non-cash investing and financing activities:
Deferred underwriting fee payable	$—	$10,062,500
Remeasurement of Class A common stock	$5,760,092	$—
The accompanying notes are an integral part of these financial statements.

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS AND GOING CONCERN
Digital World Acquisition Corp. (the “Company”) is a blank check company incorporated in the State of Delaware on December 11, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one
or more businesses or entities (“Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on middle-market emerging growth technology-focused companies in the Americas, in the SaaS and Technology or Fintech and Financial Services sector.
As of December 31, 2022, the Company had not yet commenced operations. All activity through December 31, 2022 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below and the search for targets for its initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating
income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering and the concurrent Private Placement (as defined below). The Company has selected December 31 as its fiscal year end. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
The registration statement for the Company’s Initial Public Offering was declared effective on September 2, 2021 (the “Registration Statement”). On September 8, 2021, the Company consummated the Initial Public Offering of
28,750,000
units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), at $
10.00
per Unit, generating gross proceeds of $
287,500,000
, and incurred offering costs of $
23,566,497
, consisting of deferred underwriting commissions of $
10,062,500
(see Note
4
), fair value of the representative shares (as defined in Note
8
) of $
1,437,500
, fair value of shares issued to the anchor investors of the Company’s Initial Public Offering of $
7,677,450
, fair value of shares transferred to officers and directors of $
221,018
, and other offering costs of $
4,168,029
. The Units sold in the Initial Public Offering included Units that were subject to a
45-day
option granted to the underwriter to purchase up to an additional
3,750,000
Units at the Initial Public Offering price to cover over-allotment, which was exercised in full in connection with the consummation of the Initial Public Offering.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of
1,133,484
 units (the “Placement Units”) at a price of $
10.00
per Placement Unit in a private placement (“Private Placement”) to the Company’s sponsor, ARC Global Investments II LLC (the “Sponsor”), generating gross proceeds of $
11,334,840
, which is described in Note
5
.
Following the closing of the Initial Public Offering on September 8, 2021, an amount of $
293,250,000
($
10.20

per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Placement Units was placed in a trust account (the “Trust Account”) located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting the conditions of paragraph (d) of Rule
2a-7
of the Investment Company Act, as determined by the Company, until the earliest of: (i) the completion of a Business Combination, (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation (“Amended and Restated Certificate of Incorporation”) (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with its initial Business Combination or certain amendments to its Amended and Restated Certificate

F-
3
2

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

of Incorporation prior thereto or to redeem
100
% of the Public Shares if the Company does not complete its initial Business Combination within the Combination Period (as defined below) or (B) with respect to any other provision relating to stockholders’ rights or pre-Business
Combination activity and (iii) the redemption of
100
% of the Public Shares if the Company is unable to complete an initial Business Combination within the Combination Period (subject to the requirements of applicable law).
The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company may seek stockholder approval of a Business Combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $
5,000,001
upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination, unless otherwise required by applicable law, regulation or stock exchange rules.
If
the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company’s prior written consent.
The stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $
10.20
per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per- share amount to be distributed to stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
All of the Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Company’s Business Combination and in connection with certain amendments to the Company’s Amended and Restated Certificate of Incorporation. In accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) and its guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of a company require common stock subject to redemption to be classified outside of permanent equity. Because of the redemption feature noted above, the shares of Class A common stock are subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital). While redemptions cannot cause the Company’s net tangible assets to fall below $
5,000,001
, the Public Shares are redeemable and will be classified as such on the balance sheet until such date that a redemption event takes place.

F-
3
3

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

If a stockholder vote is not required and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, offer such redemption pursuant to the tender offer rules of the SEC, and file tender offer documents containing substantially the same information as would be included in a proxy statement
with the SEC prior to completing a Business Combination.

The Sponsor and the Company’s officers and directors have agreed (a) to vote any shares of Class B common stock of the Company (the “Founder Shares”), the shares of Class A common stock included within the Placement Units (the “Private Shares”) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination, (b) waive their redemption rights with respect to any Founder Shares, Private Shares held by them and any Public Shares purchased during or after the Initial Public Offering in connection with the completion of the Business Combination, (c) not to waive their redemption rights with respect to any Founder Shares, Private Shares held by them and any Public Shares purchased during or after the Initial Public Offering in connection with a stockholder vote to approve an amendment to the Amended and Restated Certificate of Incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with its initial Business Combination or certain amendments to its Amended and Restated Certificate of Incorporation prior thereto or to redeem
100
% of the Public Shares if the Company does not complete an initial Business Combination within the Combination Period or (B) with respect to any other provision relating to stockholders’ rights or pre-initial
Business Combination activity and (iii) waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and Private Shares held by them if the Company fails to complete its initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete its initial Business Combination within the Combination Period. The Company’s anchor investors have agreed to (1) vote any Founder Shares held by them in favor of the initial Business Combination, (2) waive their redemption rights with respect to any Founder Shares held by them in connection with the completion of the Company’s initial Business Combination, and (3) waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if the Company fails to complete its initial Business Combination within the Combination Period.
On November 22, 2022, the Company held a special meeting of stockholders. At the meeting, the Company’s stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware extending, upon the request of the Sponsor and approval by the Board, the period of time for the Company to consummate an initial business combination up to four times, each by an additional three months, for an aggregate of 12 additional months (which is from September 8, 2022 up to September 8, 2023).
In
connection with the special meeting of stockholders, stockholders holding
5,658
shares of the Company’s Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s trust account. As a result, $
58,916
(approximately $
10.41
per share) was removed from the Company’s trust account to pay such holders.
On September 8, 2022, the Company issued a promissory note in the aggregate principal amount of $
2,875,000 to the Sponsor, in connection with the extension of the termination date for the Company’s initial Business Combination from September 8, 2022 to December 8, 2022. On December 19, 2022, the Company announced the second extension of the termination date for the Company’s initial Business Combination from December 8, 2022 to March 8, 2023. On February 28, 2023, the Company announced the third extension of the termination date for the Company’s initial Business Combination from March 8, 2023 to June 8, 2023.

F-
3
4

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

The Company has until June 8, 2023 (or September 8, 2023, if extended), to consummate a Business Combination (the “Combination Period”).
If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than five
business days thereafter, redeem
100
% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable and less interest to pay dissolution expenses up to $
100,000)
,
divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. The underwriter has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $
10.45
.
The Sponsor

has agreed that it will be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below $
10.20
per share (whether or not the underwriters’ over-allotment option is exercised in full), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the company’s independent registered accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Going Concern Consideration
In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Account Standards Update (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” as stated above, the Company has until June 8, 2023 (or September 8, 2023, if extended) to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Additionally, the Company has incurred and expects to incur significant costs in pursuit of its acquisition plans. The Company lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the date of the issuance of the financial statements. As a result, these factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.
Proposed Business Combination
The Company entered into an Agreement and Plan of Merger, dated as of October 20, 2021 (as amended by the First Amendment to Agreement and Plan of Merger, dated May 11, 2022, and as it may be further amended

F-
3
5

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

or supplemented from time to time, the “Merger Agreement”) with DWAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), the Sponsor, in the capacity as the representative for certain stockholders of the Company, and TMTG’s General Counsel, in the capacity as the representative for stockholders of TMTG.
Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into TMTG (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with TMTG continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of the Company. In the Merger, (i) all shares of TMTG common stock (together, “TMTG Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than those properly exercising any applicable dissenters rights under Delaware law) will be converted into the right to receive the Merger Consideration (as defined below); (ii) each outstanding option to acquire shares of TMTG common stock (whether vested or unvested) will be assumed by the Company and automatically converted into an option to acquire shares of the Company common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of TMTG common stock into the Merger Consideration and (iii) each outstanding restricted stock unit of TMTG shall be converted into a restricted stock unit relating to shares of the Company’s common stock. At the Closing, the Company will change its name to “Trump Media & Technology Group Corp.”
The aggregate merger consideration to be paid pursuant to the Merger Agreement to holders of TMTG common stock as of immediately prior to the Effective Time (“TMTG Stockholders” and, together with the holders of TMTG options and restricted stock units immediately prior to the Effective Time, the “TMTG Security Holders”) will be an amount equal to $875,000,000, subject to adjustments for TMTG’s closing debt, net of cash and unpaid transaction expenses (the “Merger Consideration”), plus the additional contingent right to receive certain earnout shares after the Closing, provided that it shall exclude any additional shares issuable upon conversion of certain TMTG convertible notes. The Merger Consideration to be paid to TMTG Stockholders will be paid solely by the delivery of new shares of the Company’s common stock, with each valued at the price per share at which each share of the Company’s common stock is redeemed or converted pursuant to the redemption by the Company of its public stockholders in connection with the Company’s initial Business Combination, as required by the Company’s Amended and Restated Certificate of Incorporation,
by-laws
and the Company’s Initial Public Offering prospectus. The Merger Consideration will be subject to a post-Closing true up 90 days after the Closing.
On December
 4, 2021, in support of the Transactions, the Company entered into securities purchase agreements (the “SPAs”) with certain institutional accredited investors (the “PIPE Investors”), pursuant to which the investors agreed to purchase an aggregate of 1,000,000 shares of the Company’s Series A Convertible Preferred Stock (the “Preferred Stock”), at a purchase price of $1,000 per share of Preferred Stock, for an aggregate commitment of $1,000,000,000 in a private placement (the “PIPE”) to be consummated concurrently with the Transactions. The shares of Preferred Stock have an initial conversion price per share of $33.60 and are initially convertible into an aggregate of 29,761,905 shares of common stock. The closing of the PIPE is conditioned on the concurrent closing of the Transactions and other closing conditions as set forth in the SPA.

Pursuant to the SPAs, each of the PIPE Investors may terminate its respective SPA, among other things, if the closing of the PIPE has not occurred on or prior to September 20, 2022. As a result, the Company received termination notices from certain PIPE Investors, who originally agreed to purchase up to
251,500 shares of the Company’s Series A Convertible Preferred
Stock.

F-
3
6

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
In connection with the preparation of the financial statements of the Company as of and for the three months ended March 31, 2023, the Company determined that there were errors related to the accounting for certain expenses in the proper period in the previously issued 2022 and 2021 financial statements as well as the unaudited interim financial information for the quarterly periods ended March 31, 2022, June 30, 2022 and September 30, 2022.
In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company determined that the errors were material to its previously issued financial statements. Therefore, the Company concluded that the previously issued financial statements should be restated. Specifically, there was an improper cutoff of accrued expenses and related party payables at each balance sheet date, resulting in payables not being recorded in the correct period. Consequently, this led to inaccuracies in the reported formation and operating costs in each statement of operations. Furthermore, reclassification adjustments were made for accrued expenses and income tax payables at certain balance sheet dates to improve disclosure and ensure period-to-period comparability. Similar adjustments were applied to formation and operating costs, as well as legal investigation expenses in certain statements of operations, again to enhance disclosure and comparability. Finally, an adjustment was made to the Class A common stock subject to possible redemption as of June 30, 2022, to accurately reflect the impact of interest earned on cash held in the Trust Account, net of the applicable tax expense.
The relevant unaudited interim financial information for the quarterly periods ended March 31, 2022, June 30, 2022 and September 30, 2022 is included in Note 1
0
, Quarterly Financial Information (Unaudited).
The

following tables summarize the effect of the restatement on each financial statement line items as of the dates, and for the period, indicated:

	As previously reported	Adjustments	As restated

Balance sheet as of December 31, 2022
Accrued expenses	17,166,842	888,070	18,054,912
Income tax payable	979,475	—	979,475
Related party advance	425,835	100,000	525,835
Total current liabilities	22,472,852	988,070	23,460,922
Total liabilities	32,535,352	988,070	33,523,422
Accumulated deficit	(30,987,384)	(988,070)	(31,975,454)
Total Stockholders’ Deficit	(30,986,538)	(988,070)	(31,974,608)
Statement of Operations for the year ended December 31, 2022
Legal investigations costs	—	10,004,519	10,004,519
Formation and operating costs	18,299,257	(9,583,234)	8,716,023
Loss from operation costs	(18,499,257)	(421,285)	(18,920,542)
Loss before income taxes	(14,241,788)	(421,285)	(14,663,073)
Net loss	(15,221,263)	(421,285)	(15,642,548)
Basic and diluted net loss per Class A common stock	(0.41)	(0.01)	(0.42)
Basic and diluted net loss per Class B common stock	(0.41)	(0.01)	(0.42)
Statement of Changes in Stockholders’ Deficit for the year ended December 31, 2022
Net loss	(15,221,263)	(421,285)	(15,642,548)
Total accumulated deficit	(30,987,384)	(988,070)	(31,975,454)
Total stockholders’ deficit	(30,986,538)	(988,070)	(31,974,608)
Statement of Cash Flows for the year ended December 31, 2022

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

	As previously reported	Adjustments	As restated

Net loss	(15,221,263)	(421,285)	(15,642,548)
Accrued expenses	16,605,701	421,285	17,026,986
Related party advance	425,835	77,606	503,441
Net cash provided by operating activities	3,867,619	77,606	3,945,225

	As previously reported	Adjustments	As restated

Balance sheet as of September 30, 2022
Accrued expenses	11,022,242	(127,078)	10,895,164
Income tax payable	—	357,259	357,259
Related party advance	—	410,278	410,278
Total current liabilities	14,828,942	640,459	15,469,401
Total liabilities	24,891,442	640,459	25,531,901
Accumulated deficit	(23,956,249)	(640,459)	(24,596,708)
Total Stockholders’ Deficit	(23,955,403)	(640,459)	(24,595,862)
Statement of Operations for the three months ended September 30, 2022
Legal investigations costs	—	2,656,763	2,656,763
Formation and operating costs	4,751,532	(2,636,272)	2,115,260
Loss from operation costs	(4,801,532)	(20,491)	(4,822,023)
Loss before income taxes	(3,474,575)	(20,491)	(3,495,066)
Income tax expense	(322,546)	(1,099)	(323,645)
Net loss	(3,797,121)	(21,590)	(3,818,711)
Basic and diluted net loss per Class A common stock	(0.10)	(0.00)	(0.10)
Basic and diluted net loss per Class B common stock	(0.10)	(0.00)	(0.10)
Statement of Operations for the nine months ended September 30, 2022
Legal investigations costs	—	7,964,208	7,964,208
Formation and operating costs	11,268,122.00	(7,890,534)	3,377,588
Loss from operation costs	(11,418,122.00)	(73,674)	(11,491,796)
Loss before income taxes	(9,665,638.00)	(73,674)	(9,739,312)
Net loss	(10,022,897.00)	(73,674)	(10,096,571)
Basic and diluted net loss per Class A common stock	(0.27)	(0)	(0.27)
Basic and diluted net loss per Class B common stock	(0.27)	(0)	(0.27)
Statement of Changes in Stockholders’ Deficit for nine months ended September 30, 2022
Net loss	(10,022,897)	(73,674)	(10,096,571)
Total accumulated deficit	(23,956,249)	(640,459)	(24,596,708)
Total stockholders’ deficit	(23,955,403)	(640,459)	(24,595,862)
Statement of Cash Flows for the nine months ended September 30, 2022
Net loss	(10,022,897)	(73,674)	(10,096,571)
Accrued expenses	10,538,707	(671,469)	9,867,238
Income tax payable	—	357,259	357,259
Net cash provided by operations	(908,419)	(387,884)	(1,296,303)
Related party advance	—	387,884	387,884
Net cash provided by financing activities	3,456,700	387,884	3,844,584

F-3
8

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

	As previously reported	Adjustments	As restated

Balance sheet as of June 30, 2022
Accrued expenses	6,139,538	441,742	6,581,280
Income tax payable	—	33,614	33,614
Related party advance	—	143,514	143,514
Total current liabilities	6,891,239	618,869	7,510,108
Total liabilities	16,953,739	618,869	17,572,608
Class A common stock subject to possible redemption	293,282,625	66,386	293,349,011
Accumulated deficit	(16,264,430)	(685,255)	(16,949,685)
Total Stockholders’ Deficit	(16,263,584)	(685,255)	(16,948,839)
Statement of Operations for the three months ended June 30, 2022
Legal investigations costs	—	2,564,737	2,564,737
Formation and operating costs	4,652,670	(3,788,076)	864,594
Loss from operation costs	(4,702,670)	1,223,339	(3,479,331)
Loss before income taxes	(4,306,674)	1,223,339	(3,083,335)
Income tax expense	(34,713)	1,099	(33,614)
Net loss	(4,342,387)	1,225,438	(3,116,949)
Basic and diluted net loss per Class A common stock	(0.12)	0.04	(0.08)
Basic and diluted net loss per Class B common stock	(0.12)	0.04	(0.08)
Statement of Operations for the six months ended June 30, 2022
Legal investigations costs	—	5,307,445	5,307,445
Formation and operating costs	6,516,590	(5,254,262)	1,262,328
Franchise tax	100,000	—	100,000
Loss from operation costs	(6,616,590)	(53,183)	(6,669,773)
Loss before income taxes	(6,191,063)	(53,183)	(6,244,246)
Income tax expense	(34,713)	1,099	(33,614)
Net loss	(6,225,776)	(52,084)	(6,277,860)
Basic and diluted net loss per Class A common stock	(0.17)	0.00	(0.17)
Basic and diluted net loss per Class B common stock	(0.17)	0.00	(0.17)
Statement of Changes in Stockholders’ Deficit for six months ended June 30, 2022
Net loss	(6,225,776)	(52,084)	(6,277,860)
Remeasurement of Class A common stock to redemption value	(32,625)	(66,386)	(99,011)
Total accumulated deficit	(16,264,430)	(685,255)	(16,949,685)
Total stockholders’ deficit	(16,263,584)	(685,255)	(16,948,839)
Statement of Cash Flows for the six months ended June 30, 2022
Net loss	(6,225,776)	(52,084)	(6,277,860)
Accrued expenses	5,656,004	(102,650)	5,553,354
Income tax payable	—	33,614	33,614
Net cash provided by operations	(776,463)	(121,119)	(897,582)
Related party advance	—	121,120	121,120
Net cash provided by financing activities	451,700	121,120	572,820

F-3
9

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

	As previously reported	Adjustments	As restated
Balance sheet as of March 31, 2022
Accrued expenses	1,701,798	1,760,763	3,462,561
Related party advance	—	82,544	82,544
Total current liabilities	2,251,798	1,843,307	4,095,105
Total liabilities	12,314,298	1,843,307	14,157,605
Accumulated deficit	(11,890,418)	(1,843,307)	(13,733,725)
Total Stockholders’ Deficit	(11,889,572)	(1,843,307)	(13,732,879)
Statement of Operations for the three months ended March 31, 2022
Legal investigations costs	—	2,742,708	2,742,708
Formation and operating costs	1,863,920	(1,466,186)	397,734
Loss from operation costs	(1,913,920)	(1,276,522)	(3,190,442)
Net loss	(1,884,389)	(1,276,522)	(3,160,911)
Basic and diluted net loss per Class A common stock	(0.05)	(0.03)	(0.08)
Basic and diluted net loss per Class B common stock	(0.05)	(0.03)	(0.08)
Statement of Changes in Stockholders’ Deficit for three months ended March 31, 2022
Net loss	(1,884,389)	(1,276,522)	(3,160,911)
Total accumulated deficit	(11,890,418)	(1,843,307)	(13,733,725)
Total stockholders’ deficit	(11,889,572)	(1,843,307)	(13,732,879)
Statement of Cash Flows for the three months ended March 31, 2022
Net loss	(1,884,389)	(1,276,522)	(3,160,911)
Accrued expenses	1,218,263	1,216,372	2,434,635
Net cash provided by operations	(586,239)	(60,149)	(646,388)
Related party advance	—	60,150	60,150
Net cash provided by financing activities	300,000	60,150	360,150

	As previously reported	Adjustments	As restated

Balance sheet as of December 31, 2021
Accrued expenses	483,535	544,391	1,027,926
Related party advance	—	22,394	22,394
Total current liabilities	683,535	566,785	1,250,320
Total liabilities	10,746,035	566,785	11,312,820
Accumulated deficit	(10,006,029)	(566,785)	(10,572,814)
Total Stockholders’ Deficit	(10,005,183)	(566,785)	(10,571,968)
Statement of Operations for the year ended December 31, 2021
Formation and operating costs	1,191,593	566,785	1,758,378
Franchise tax	200,000	—	200,000
Loss from operation costs	(1,391,593)	(566,785)	(1,958,378)
Net loss	(1,384,495)	(566,785)	(1,951,280)
Basic and diluted net loss per Class A common stock	(0.08)	(0.04)	(0.12)
Basic and diluted net loss per Class B common stock	(0.08)	(0.04)	(0.12)

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

	As previously reported	Adjustments	As restated
Statement of Changes in Stockholders’ Deficit for the year ended December 31, 2021
Net loss	(1,384,495)	(566,785)	(1,951,280)
Total accumulated deficit	(10,006,209)	(566,605)	(10,572,814)
Total stockholders’ deficit	(10,005,183)	(566,785)	(10,571,968)
Statement of Cash Flows for the year ended December 31, 2021
Net loss	(1,384,495)	(566,785)	(1,951,280)
Accrued expenses	483,535	544,391	1,027,926
Net cash provided by operations	(1,114,081)	(22,394)	(1,136,475)
Related party advance	—	22,394	22,394
Net cash provided by financing activities	294,691,812	22,394	294,714,206
NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and in accordance with rules and regu lations of the Securities and Exchange Commission (the “SEC”).
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the
Securities
Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further
, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging
growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Offering Costs Associated with the Initial Public Offering
Offering
costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering. These costs were charged to stockholders’ equity upon the completion of the Initial Public Offering. On September 8, 2021, offering costs in the aggregate of $23,566,497 were charged to stockholders’ equity (consisting of deferred underwriting commission of $10,062,500, fair value of the representative shares of $1,437,500
, fair value of shares issued to the anchor investors of the Company’s Initial Public Offering of $
7,677,450, fair value of shares transferred to officers and directors of $
221,018,
and other cash offering costs of $4,168,029)
.
Class A Common Stock Subject to Possible Redemption
As
discussed in Note
4
, all of the 28,750,000 shares of Class A common stock sold as part of the Units in the Initial Public Offering contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s Amended and Restated Certificate of Incorporation.
Income Taxes
The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes.
Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC
Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not
to be sustained upon examination by taxing authorities. The Company’s management determined United States is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits as of December 31, 2022 or December 31, 2021 and no amounts accrued for interest and
p
enalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
Net Loss Per Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net loss per share of common stock is computed by dividing net loss by the weighted average

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

number of shares of common stock outstanding for the period. The Company applies the two-class
method in calculating income loss per share of common stock. Accretion associated with the redeemable shares of Class A common stock is excluded from income loss per common share as the redemption value approximates fair value.
The
calculation of diluted loss per share of common stock does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. As of December 31, 2022 and December 31, 2021, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net loss per common share is the same as basic net loss per common share for the periods presented.
Concentration of Credit Risk
Financial
instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At December 31, 2022, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The
fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.
Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are initially recorded at fair value on the grant date and re-valued
at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified in the balance sheet as current or non-current
based on whether or not
net-cash
settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The Company accounts for the warrants in accordance with the guidance contained in ASC 815-40. The Company has determined that the warrants qualify for equity treatment in the Company’s financial statements.
Recently Issued Accounting Standards
Management
does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
Risks and Uncertainties
Management
is currently evaluating the impact of the
COVID-19
pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements
do not include any adjustments that might result from the outcome of this uncertainty.

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Inflation Reduction Act of 2022
On
August 16, 2022, the
Inflation
Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury Department”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.
Any
redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business
Combination.
NOTE 4. INITIAL PUBLIC OFFERING
On
September 8, 2021, the Company consummated its Initial Public Offering of 28,750,000 Units, at $10.00 per Unit, generating gross proceeds of $287,500,000
.
Each
Unit consists of one share of Class A common stock and
one
-half
of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share (see Note
8
).
As
of September 8, 2021, the Company incurred offering costs of $
23,566,497
, consisting of deferred underwriting commissions of $
10,062,500
, fair value of the representative shares (as defined in Note 8) of $
1,437,500
, fair value of shares issued to the anchor investors of the Company’s Initial Public Offering of $
7,677,450, fair value of shares transferred to officers and directors of $
221,018, and other offering costs of $
4,168,029.
NOTE 5. PRIVATE PLACEMENT
Simultaneously
with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 1,133,484 Placement Units at a price of $10.00 per Placement
Unit (or $
11,334,840 in the aggregate). The
Sponsor initially transferred $13,203,590 to the Trust Account on September 8, 2021. The excess proceeds ($1,869,110)
 over the proceeds of the Private Placement were subsequently transferred back to the Company’s operating account and returned to the
Sponsor.

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

The
proceeds from the sale of the Placement Units were added to the net proceeds from the Initial Public Offering held in the Trust Account. The Placement Units are identical to the Units sold in the Initial Public Offering, except that the Placement Units and their component securities will not be transferable, assignable or salable until 30 days after the consummation of the initial
b
usiness
c
ombination except to permitted transferees and are entitled to registration rights. If the Company does not complete a
b
usiness
c
ombination within the Combination Period, the proceeds from the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the warrants included in the Placement Units (the “Placement Warrants”)
would then be worthless.
NOTE 6. RELATED PARTY TRANSACTIONS
Class B Common stock
During
the year ended December 31, 2021, the Company issued an aggregate of 8,625,000 shares of Class B common stock or Founder Shares to the Sponsor for an aggregate purchase price of $25,000 in cash. On July 2, 2021, the Sponsor transferred 10,000 Founder Shares to its Chief Financial Officer and 7,500 Founder Shares to each of its independent directors. The Company estimated the fair value of these transferred shares to be $221,000. On September 2, 2021, the Sponsor surrendered to the Company an aggregate of 1,437,500 shares of Class B common stock for cancellation for no consideration, resulting in an aggregate of 7,187,500 shares of Class B common stock issued and outstanding. The number of Founder Shares issued represented 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the initial stockholders do not purchase any Public Shares in the Initial Public Offering and excluding the Placement Units and underlying securities). All shares and associated amounts have been retroactively restated to reflect the surrender of these shares.
With
certain limited exceptions, the shares of Class B common stock are not transferable, assignable by the Sponsor until the earlier to occur of: (A) six months after the completion of the Company’s initial Business Combination and (B) subsequent to the Company’s initial Business Combination, (x) if the reported last sale price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any
30-trading
day period commencing at least 150 days after the Company’s initial Business Combination, or (y) the date on which
the
Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company stockholders having the right to exchange their shares of common stock for cash, securities or other property. With certain limited exceptions, the Placement Units, Placement Shares, Placement Warrants and the Class A common stock underlying the Placement Warrants, will not be transferable, assignable or saleable by the Sponsor or its permitted
transferees until 30 days after the completion of the initial Business Combination.
Administrative Services Arrangement
An
affiliate of the Sponsor h
as agreed, commencing from the date when the Company’s Registration Statement was declared effective through the earlier of the Company’s consummation of a Business Combination and its liquidation, to make available to the Company certain general and administrative services, including office space, utilities and administrative services, as the Company may require from time to time. The Company has agreed to pay the affiliate of the Sponsor $
15,000
per month for these services. $
180,000
 and $
56,000 of
expense was recorded for the year December 31, 2022, and 2021, respectively.

$176,000 and $11,000 was unpaid as of December 31, 2022 and 2021, respectively.

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Related Party Loans
In
order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliat
e of t
he Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, initially up to $1,500,000 of notes could have been converted upon consummation of a Business Combination into additional units at a price of $10.00 per unit. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. In November 2021, the Sponsor committed to provide loans of up to an aggregate of $1,000,000 to the Company through September 8, 2023, which loans will be non-interest
bearing, unsecured and will be payable upon the consummation of a Business Combination
.

As of December 31, 2022 and December 31, 2021, there were $
625,700
and $
0
outstanding under this loan, respectively. See Note
1
1
 for subsequent events related to this note.
On
May 12, 2022, the Company entered into an amendment (the “Amendment to the Insider Letter”) to that certain letter agreement, dated September 2, 2021 (“Insider Letter”), with the Sponsor and the Company’s directors, officers or other initial shareholders named therein (the “Insiders”). Pursuant to the Insider Letter, among other matters, the Sponsor and the Insiders agreed in Section 9 thereof, that the Sponsor, an affiliate of the Sponsor or certain of the Company’s officers and directors may make non-interest
bearing loans to the Company to finance transaction costs in connection with the Business Combination and that, at the option of the lender, up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit, upon consummation of the Business Combination. Under the Amendment to the Insider Letter, each of the Sponsor and the Insiders have agreed to revise the terms of the Insider Letter to increase the aggregate principal amount of loans by the Sponsor, its affiliates or our officers and directors that can be converted into units from $1,500,000 to $30,000,000. The securities issuable upon conversion of such loans are subject to stockholder approval at the special meeting of the Company’s stockholders to be held to approve the Business Combination. As of December 31, 2022, no such loans were outstanding.
On
September
8, 2022, the Company issued a promissory note (the “Note”) in the aggregate principal amount of $
2,875,000
to the Sponsor, in connection with the extension of the termination date for the Company’s initial Business Combination from September 8, 2022 to December 8, 2022. The Note bears no interest and is repayable
in full upon the earlier of (i) the date on which the Company consummates its initial Business Combination and
(ii) the date that the winding up of the Company is effective
.
At the election of the Sponsor and subject to certain conditions, all of the unpaid principal amount of the Note may be converted into units of the Company (the “Conversion Units”) upon consummation of the initial Business Combination with the total Conversion Units so issued equal to: (x) the portion of the principal amount of the Note being converted divided by (y) the conversion price of ten dollars ($
10.00
), rounded up to the nearest whole number of units. As of December 31, 2022, there was $
2,875,000
outstanding under this Note.
Advances — related parties
During
2022, the Sponsor paid, on behalf of the Company,

$
425,835

to a vendor for costs incurred by the Company.

As of December 31, 2022, the Company’s obligation to the Sponsor for such payment was outstanding.

See Note 10 for subsequent events related to this advance.

During
2022, a Board member paid, on behalf of the Company, $
100,000 to a vendor for
costs
incurred by the Company. As of December 31, 2022, the Company’s obligation to the Board Member for such payment was outstanding.

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 7. COMMITMENTS AND CONTINGENCIES
Registration Rights
The

holders of the Founder Shares, the holders of representative shares as well
as the holder
s of the Placement Units (and underlying securities) and any securities issued in payment of Working Capital Loans made to the Company, are entitled to registration rights pursuant to an agreement signed on the effective date of the Initial Public Offering. The holders of a majority of these securities are entitled to make up to three demands that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. Notwithstanding anything to the contrary, the underwriters (and/or their designees) may participate in a “piggy-back” registration only during the seven year period beginning on the effective date of the Initial Public Offering. The Company will bear the expenses incurred in connection with the filing of any such registration statements. Notwithstanding anything to the contrary, under FINRA Rule 5110, the underwriters and/or their designees may only make a demand registration (i) on one occasion and (ii) during the five-year period beginning on the effective date of the registration statement relating to the Initial Public Offering, and the underwriters and/or their designees may participate in a “piggy-back” registration only during the seven-year period beginning on the effective date of the registration statement relating to the Initial Public Offering.
Underwriting Agreement
The
underwriters purchased the 3,750,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions.
The
underwriters are entitled to a cash underwriting discount of: (i) one point twenty-five percent (1.25%) of the gross proceeds of the Initial Public Offering, or $3,593,750, with the underwriters’ over-allotment having been exercised in full; (ii) zero point five percent (0.50%) of the total number of shares of Class A common stock issued in the Initial Public Offering, or 143,750 shares of Class A common stock. In addition, the underwriters are entitled to a deferred underwriting commissions of three point five percent (3.50%) of the gross proceeds of the Initial Public Offering, or $10,062,500 upon closing of the Business Combination. The deferred underwriting commissions will be paid in cash upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.
Right of First Refusal
Subject
to certain conditions, the Company granted the underwriter, for a period of 24 months after the date of the consummation of the Business Combination, a right of first refusal to act as sole book runner, and/or sole placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings for the Company or any of its successors or subsidiaries. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the effective date of the Registration Statement.
Legal Matters
The Company is cooperating with a FINRA inquiry concerning events (specifically, a review of trading) that preceded the public announcement of the Merger Agreement. According to FINRA’s request, the inquiry should not be construed as an indication that FINRA has determined that any violations of Nasdaq rules or federal securities laws have occurred, nor as a reflection upon the merits of the securities involved or upon any person who effected transactions in such securities.

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

The
Company is also cooperating with an SEC investigation, including responding to several document requests and subpoenas from the SEC to the Company and certain of its directors seeking various documents and information regarding, among other things, meetings of the Company’s Board of Directors; communications with and the evaluation of potential targets, including TMTG; communications relating to TMTG; agreements with and payments made to certain advisors; investors, including investor meetings and agreements; the appointment of certain of the Company’s officers and directors; policies and procedures relating to trading; and documents sufficient to identify banking, telephone, and email addresses; the Company’s due diligence regarding TMTG, communications regarding and due diligence of potential targets other than TMTG; and relationships between and among the Company (and/or certain of its officers and directors) and other entities (including the Sponsor and certain advisors, including the Company’s underwriter and financial advisor in its Initial Public Offering). According to the SEC’s request and subpoena, the investigation does not mean that the SEC has concluded that anyone violated the law or that the SEC has a negative opinion of the Company or any person, entity, or security. Any resolution of the inquiry or investigation, as well as proceedings by the SEC, FINRA, or other governmental or regulatory authorities, could result in the imposition of significant fines, penalties, injunctions, prohibitions on the conduct of the Company’s business, damage to its reputation and other sanctions against it, including restrictions on its activities. See Note 11 – Subsequent Events.
The SEC also issued an order of examination pursuant to Section 8(e) of the Securities Act, with respect to the Form S-4 relating to the Transactions with TMTG, and a further subpoena in support thereof. This subpoena seeks additional documents and information with respect to, among other things, communications regarding and due diligence of potential targets other than TMTG, relationships between and among the Company (and/or certain of its officers and directors) and other entities (including the Sponsor) and certain advisors, including the Company’s underwriter and financial advisor in its Initial Public Offering), the holders of ownership interests in the Sponsor, certain elements of the transaction history for equity in the Sponsor, and certain forward-looking information about TMTG referenced in the Form S-4. Any resolution of the investigation could result in the imposition of significant penalties, injunctions, prohibitions on the conduct of the Company’s business, damage to its reputation and other sanctions against it. In addition, the Section 8(e) order of examination of the Form S-4 can be expected to delay effectiveness of the Form S-4, which could materially delay, materially impede, or prevent the consummation of the Transactions. See Note 11 – Subsequent Events.
In addition, the Company and each member of its board of directors received grand jury subpoenas seeking certain of the same documents demanded in the above-referenced SEC subpoenas, along with requests relating to the Company’s S-1 filings, communications with or about multiple individuals, and information regarding Rocket One Capital. The Company has been informed that on June 27, 2022, TMTG received a subpoena from the SEC seeking documents relating to, among other things, the Company and other potential counterparties for a business transaction involving TMTG. The Company has also been informed that on June 30, 2022, TMTG was served with a subpoena, issued by a federal grand jury sitting in the Southern District of New York, seeking a subset of the same or similar documents demanded in subpoenas to the
Company
and its directors. Certain current and former TMTG personnel have also recently received individual grand jury subpoenas.
These

subpoenas, and the underlying investigations by the SEC and the U.S. Department of Justice, can be expected to delay effectiveness of the Form S-4, which could materially delay, materially impede, or prevent the consummation of the
Transactions
.
Directors’ and Officers’ Insurance Policy
The
coverage under the D&O policy is $
2.5 million in excess of a $5.0 million retention. The Company has submitted a notice of loss related to the above noted DOJ and SEC actions to the insurance company and has

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

begun
submitting information to the insurance company. Due to the early stage of this matter, there can be no assurance that the Company will be successful in recouping costs from the insurance company under its D&O policy.

See Note 11 – Subsequent Events.
The
Company is subject to litigation, disputes and claims in the normal course of its business.
Except as noted above, the Company is
 not
aware of any matters which could be material to the financial statements.
NOTE 8. STOCKHOLDERS’ DEFICIT
Preferred Stock
— The
Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2022 and December 31, 2021, there were no shares of preferred stock issued or outstanding.
Class
 A Common Stock
— The Company
is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. On September 8, 2021, the Company issued 143,750 shares of Class A common stock (“representative shares”) to the underwriter. The Company accounts for the representative shares as an expense of the Initial Public Offering resulting in a charge directly to stockholders’ equity, at an estimated fair value of $1,437,500. At December 31, 2022 and December 31, 2021, there were 28,744,342 and 28,750,000 shares of Class A common stock issued and outstanding that are subject to possible redemption, and accordingly, such shares have been classified outside of permanent equity. At December 31, 2022 and December 31, 2021, there were 1,277,234 shares of Class A common stock included in stockholders’ deficit.
Class
 B Common Stock
— The Company
is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s Class B common stock are entitled to one vote for each share. On September 2, 2021, the Sponsor surrendered an aggregate of 1,437,500 shares of Class B common stock for cancellation for no consideration. At December 31, 2022 and December 31, 2021, there were 7,187,500 shares of Class B common stock issued and outstanding, of which 1,650,000 shares were transferred to qualified institutional buyers. The shares of Class B Common Stock held by the Sponsor, officers and directors of the Company and institutional buyers represent 20% of the issued and outstanding shares after the Initial Public Offering (assuming those initial stockholders do not purchase any Public Shares in the Initial Public Offering
and
excluding the Placement Shares). Shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the initial Business Combination on a one-for-one
basis, subject to certain adjustments.
Warrants
— The
warrants will become exercisable 30 days after the consummation of a Business Combination. The warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of Class A common stock issuable upon exercise of the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Once
the warrants become exercisable, the Company may redeem the warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	at any time after the warrants become exercisable;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•
if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as
adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within a
30-trading
day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the shares of Class A common stock underlying such warrants.
If the Company calls the warrants for redemption, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities, for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective
issue
price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the sponsor or its affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value and the Newly Issued Price, and the

$18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price.
The Private
Warrants
, as well as a
n
y warrants underlying additional units the Company issues to the Sponsor, officers, directors, initial stockholders or their affiliates in payment of Working Capital Loans made to the Company, will be identical to the Public Warrants and may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Company’s initial Business Combination and will be entitled
to registration right
s
.

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 9. TAXES
The Company’s
net
deferred tax assets
are
as follows:

	December 31, 2022	December 31, 2021

Deferred tax assets:
Net operating losses	$—	$48,891
Start-up costs	5,190,046	445,661
Total deferred tax assets	5,190,046	494,552

Valuation Allowance	(5,190,046)	(494,552)
Deferred tax asset, net of allowance	$—	$—

Below is breakdown of the income tax provision.

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021

Federal
Current	$(3,078,967)	$(409,769)
Deferred	—	—
State and local
Current	(637,053)	(84,783)
Deferred	—	—
Change in valuation allowance	4,695,494	494,552
Income tax provision	$979,475	$—

As

of December 31, 2022 and 2021, the Company had $
0
and $
192,902
 of U.S. federal and state operating loss carryovers that do not expire and are available to offset future taxable income.
In assessing the r
e
alization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2022 and 2021, the change in the valuation allowance was $4,695,494 and $494,552, respectively.
A

reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021

Federal income taxes at 21%	21.00%	21.00%
State tax, net of Federal benefit	4.35%	4.35%
Change in valuation allowance	(32.03)%	(25.35)%

Provision for income tax	(6.68)%	—

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

The
effective tax rate differs from the statutory tax rate of 21%
 for the year ended December 31, 2022 and 2021, due to the
change in the
valuation allowance. The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company’s tax returns since inception remain open to examination by the taxing authorities. The Company considers Florida to be a significant state tax jurisdiction.
Note 10 — QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
As
further described in Note 2, the previously reported financial information for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022 have been restated. Relevant restated financial information for the first, second and third quarters of 2022 is included in this Annual Report on Form 10-K/A in the tables that follow. The unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. See Note 2 for additional information.

F-
5
2

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

DIGITAL WORLD ACQUISITION CORP.
BALANCE SHEETS

		As Restated
	September 30, 2022	June 30, 2022	March 31, 2022
ASSETS
Current assets
Cash	$1,012	$2,969	$41,493
Prepaid assets	227,768	240,972	240,972

Total Current Assets	228,780	243,941	282,465
Prepaid assets	—	46,214	105,632
Investments held in Trust Account	297,884,582	293,682,625	293,286,629

TOTAL ASSETS	$298,113,362	$293,972,780	$293,674,726

LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$10,895,164	$6,581,280	$3,462,561
Note payable – Sponsor	2,875,000	—	—
Income taxes payable	357,259	33,614	—
Franchise tax payable	350,000	300,000	250,000
Working capital loans	581,700	451,700	300,000
Advances – related parties	410,278	143,514	82,544

Total Current Liabilities	15,469,401	7,10,108	4,095,105
Deferred underwriting fee payable	10,062,500	10,062,500	10,062,500

TOTAL LIABILITIES	25,531,901	17,572,608	14,157,605

Commitments and Contingencies
Class A common stock subject to possible redemption, $0.001 par value, 200,000,000 shares authorized; 28,750,000 shares outstanding, at redemption value ($10.34, $ 10.20 and $ 10.20 per share)	297,177,323	293,349,011	293,250,000
Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 1,277,234 issued and outstanding, excluding 28,750,000 shares subject to redemption	127	127	127
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 7,187,500 issued and outstanding	719	719	719
Additional paid-in capital	—	—	—
Accumulated deficit	(24,596,708)	(16,949,685)	(13,733,725)

Total Stockholders’ Deficit	(24,595,862)	(16,948,839)	(13,732,879)

TOTAL LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ DEFICIT	$298,113,362	$293,972,780	$293,674,726

F-
5
3

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

DIGITAL WORLD ACQUISITION CORP.
STATEMENTS OF OPERATIONS

		As Restated
	Three Months Ended March 31, 2022	Three Months Ended June 30, 2022	Six Months Ended June 30, 2022	Three Months Ended September 30, 2022		Nine Months Ended September 30, 2022
Formation and operating costs	397,734	864,594	1,262,328		2,115,260	3,527,588
Legal investigations costs	2,742,708	2,564,737	5,307,445		2,656,763	7,964,208
Franchise tax expense	50,000	50,000	100,000		50,000	150,000

Loss from operating costs	3,190,442	3,479,331	6,669,773		4,822,023	11,491,796

Other income and expenses:
Interest earned on investments held in Trust Account	29,531	395,996	425,527		1,326,957	1,752,484

Loss before income taxes	(3,160,911)	(3,083,335)	(6,244,246)		(3,495,066)	(9,739.312)
Income tax expense	—	(33,614)	(33,614)		(323,645)	(357,259)

Net loss	$(3,160,911)	$(3,116,949)	$(6,277,860)	$	(2,618,711)	$(10,096,571)

Weighted average shares outstanding of Class A common stock	30,027,234	30,027,234	30,027,234		30,027,234	30,027,234

Weighted average shares outstanding of Class B common stock	7,187,500	7,187,500	7,187,500		7,187,500	7,187,500

Basic and diluted net loss per Class A common stock	$(0.08)	$(0.08)	$(0.17)		$(0.10)	$(0.27)

Basic and diluted net loss per Class B common stock	$(0.08)	$(0.08)	$(0.17)		$(0.10)	$(0.27)

F-
5
4

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

DIGITAL WORLD ACQUISITION CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	As Restated
	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – December 31, 2021	1,277,234	$127	7,187,500	$719	$—	$(10,572,814)	$(10,571,968)
Net loss	—	—	—	—	—	(3,160,911)	(3,160,911)

Balance – March 31, 2022	1,277,234	127	7,187,500	719	—	(13,33,725)	(13,732,879)
Net loss						(3,116,949)	(3,116,949)
Remeasurement of Class A common stock to redemption value						(99,011)	(99,011)

Balance – June 30, 2022	1,277,234	127	7,187,500	719	—	(16,949,685)	(16,948,839)
Net loss	—	—	—	—	—	(2,618,711)	(2,618,711)
Remeasurement of Class A common stock to redemption value	—	—	—	—	—	(953,312)	(953,312)
Contribution	—	—	—	—	—	(2,875,000)	(2,875,000)

Balance – September 30, 2022	1,277,234	127	7,187,500	719	—	(24,596,708)	(24,595,862)
Net loss	—	—	—	—	—	(5,545,977)	(5,545,977)
Remeasurement of Class A common stock to redemption value	—	—	—	—	—	(1,832,769)	(1,832,769)

Balance – December 31, 2022	1,277,234	$127	7,187,500	$719	$—	$(31,975,454)	$(31,974,608)

F-
5
5

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

		As Restated
	Three Months Ended March 31, 2022	Six Months Ended June 30, 2022	Nine Months Ended September 30, 2022
Cash flows from operating activities:
Net loss	$(3,160,911)	$(6,277,860)	$(10,096,571)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on cash and marketable securities held in the Trust Account	(29,531)	(425,527)	(1,752,484)
Changes in assets and liabilities:
Accrued expenses	2,434,635	5,553,354	9,867,238
Income taxes payable	—	33,614	357,259
Prepaid insurance	59,419	118,837	178,255
Franchise tax payable	50,000	100,000	150,000

Net cash used in operating activities	(646,388)	(897,582)	(646,3880)

Cash flows from investing activities:
Cash deposited into Trust Account	—	—	(2,875,000)

Net cash used in investing activities	—	—	(2,875,000)

Cash flows from financing activities:
Proceeds from working capital loan	300,000	451,700	581,700
Proceeds from advances – related parties	60,150	121,120	387,884
Proceeds from Sponsor note	—	—	2,875,000

Net cash provided by financing activities	360,150	572,820	3,844,584

Net change in cash	(286,238)	(324,762)	(326,719)
Cash at beginning of period	327,731	327,731	327,731

Cash at end of period	$41,493	$2,969	$1,012

Non-cash investing and financing activities:
Remeasurement of Class A common stock	$—	$99,011	$3,28,312

NOTE 11. SUBSEQUENT EVENTS
In accordance with ASC Topic 855, “Subse
quent Eve
nts”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2022. Based upon this review the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements, except as noted below.
On April 5, 2023, Company entered
into
an Administrative Support Agreement with Renatus LLC (“Renatus”), an advisory group owned by Eric Swider, the Interim Chief Executive Officer and director of the Company, pursuant to which, the Com
p
any agrees to pay Renatus a monthly fee of $
15,000 for office space, utilities and secretarial and administrative support commencing from April 5, 2023 until the earlier of the consummation by the Company of an initial business combination or the Company’s liquidation.
On
April 21, 2023, the Company issued two promissory notes (one for $
625,700 and the other for $500,000) in the aggregate principal amount of $
1,125,700 to the Sponsor to pay costs and expenses in connection with

F-5
6

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

completing
a Business Combination. Each of the two notes bears
no interest and is
repayable in full upon the earlier of (i) the date on which the Company consummates its Business Combination and (ii) the date that the winding up of the Company is effective. At the election of the Sponsor and subject to certain conditions, all of the unpaid principal amount of each note may be converted into units of the Company (the “Conversion Units”) immediately prior to the consummation of the Business Combination with the total Conversion Units so issued equal to: (x) the portion of the principal amount of the respective note being converted divided by (y) the conversion price of ten dollars ($
10.00
), rounded up to the nearest whole num
ber of
units.
The above promissory note for $625,700
replaces
the working capital loan for the same amount. See Note 5.
The above promissory note for $500,000
replaces
the advance – related party for $425,835. There was no change to the amount outstanding. See Note 5.
On June 2, 2023, the Company, issued a promissory note in the aggregate principal amount of $
2,000,000 (the “$2 Million Note”) to Renatus, of which Eric Swider, Interim Chief Executive Officer and Director of the Company, is a founder and partner and another promissory note in the aggregate principal amount of $
10,000,000
(the “$10 Million Note,” together with the $2 Million Note, the “Notes”) to Renatus. The proceeds of the Notes will be used to pay costs and expenses in connection with completing the Business Combination.
Each of the Notes bears
no interest and is
repayable in full upon the earlier of (i) the date on which the Company consummates its Business Combination and (ii) the date that the winding up of the Company is effective. At the election of Renatus and upon the approval of the Company’s stockholders and the approval of the requisite number of institutional investors, with which the Company entered into certain securities purchase agreements on December 4, 2021, up to the full amounts payable under the Notes may be converted into units of the Company (the “Conversion Units”) at any time on or prior to the applicable maturity date of the Notes with the total Conversion Units so issued shall be equal to: (x) the portion of the principal amount of the respective Note being converted divided by (y) the conversion price of ten dollars ($
10.00
), rounded up to the nearest whole number of units.
The issuances of the Notes were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

As of October 24, 2023, approximately $
1.2
million had been borrowed by the Company.
SEC Settlement
On July 3, 2023, the Company reached an agreement in principle (the “Settlement in Principle”) in connection with the Investigation. The Settlement in Principle was subject to approval by the SEC.
On July 20, 2023, the SEC approved the Settlement in Principle, announcing settled charges against Digital World and entered a cease-and-desist order (the “Order”) finding that Digital World violated certain antifraud provisions of the Securities Act and the Exchange Act, in connection with Digital World’s IPO filings on Form S-1 and the Form S-4 concerning certain statements, agreements and omissions relating to the timing and discussions Digital World had with TMTG regarding the proposed business combination. In the Order, Digital World agreed (i) that any amended Form S-4 filed by Digital World will be materially complete and accurate with respect to certain statements, agreements and omissions relating to the timing and discussions that Digital World had with TMTG regarding the proposed business combination and (ii) to pay a civil money penalty in an amount of $
18
 million to the SEC promptly after the closing of
any mer
ger or a comparable business combination or transaction, whether with TMTG or any other entity.

F-
5
7

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Notice of delisting
On May 23, 2023, the Company received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Rule”) because it had not yet filed its Quarterly Report on Form
10-Q
for the quarter ended March 31, 2023 (the “Q1 Form
10-Q”)
with the SEC. The Rule requires listed companies to timely file all required periodic financial reports with the SEC.
Pursuant to Nasdaq rules, on July 24, 2023, the Company submitted to Nasdaq a plan to regain compliance with the Rule. On August 7, 2023, the Company received a notice from Nasdaq stating that Nasdaq has determined to grant an exception to enable the Company to regain compliance with the Rule. The terms of the exception are as follows: on or before November 20, 2023, the Company must file its amended Annual Report on Form
10-K
for the year ended December 31, 2022 and its Q1 Form
10-Q,
as required by the Rule. In the event the Company does not satisfy the terms of the exception, Nasdaq will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal Nasdaq’s determination to a Hearings Panel.
On August 24, 2023, the Company announced that it received an expected letter from Nasdaq stating that the Company is not in compliance with the Rule because it has not yet filed its Quarterly Report on Form
10-Q
for the period ended June 30, 2023 (the “Second Quarter Form
10-Q”)
with the SEC. The Company has submitted to Nasdaq an updated compliance plan.
Change in Trust Assets
On
August 25, 2023, the Company instructed Continental to liquidate the investments held in the trust account and move such cash proceeds to an interest bearing deposit account. As of the date hereof, interest earned on cash held in the trust account is approximately
4.50
% per annum.
Amendments to Merger Agreement
On August 9, 2023, the Company and TMTG entered into the Second Amendment to the Merger Agreement (the “Second Amendment”). Among other changes to governance and financial terms, the Second Amendment extends the Merger Agreement’s “Outside Date” to December 31, 2023, and provides for mutual supplemental due diligence ahead of the Company’s anticipated filing of an updated registration statement on Form S-4 with the SEC. For further information on the Second Amendment, please see the Company’s current report on Form 8-K filed with the SEC on August 9, 2023.
On September 29, 2023, the Company and TMTG entered into the Third Amendment to the Merger Agreement (the “Third Amendment”). The Third Amendment extends the period of time for the parties to complete mutual supplemental due diligence ahead of the Company’s anticipated filing of an updated registration statement on Form S-4 with the SEC. For further information on the Third Amendment, please see the Company’s current report on Form 8-K filed with the SEC on September 29, 2023.
The foregoing references and description of the Second and Third Amendments and the transactions contemplated thereby are not complete and are subject to, and qualified in their entirety by reference to, the actual agreements (as amended), copies of which are filed as Exhibits 10.1 with the Company’s Current Reports on Form 8-K filed on August 9, 2023 and September 29, 2023, respectively.
Extension of Date to Complete Business Combination
On September 6, 2023, the Company filed an amendment to the Company’s
Amended
and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Extension Amendment”).

F-
5
8

DIGITAL WORLD ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

The Extension Amendment extends, upon the approval by the Corporation’s board of directors, the date by which the Company has to consummate an initial business combination up to four times, each by an additional three months, for an aggregate of 12 additional months (i.e. from September 8, 2023 up to September 8, 2024) or such earlier date as determined by the Board.
PIPE terminations
As
of October 24, 2023, the Company had received termination notices from PIPE Investors representing approximately $
191,500,000 of the PIPE. As a result, together with previously reported terminations, approximately $
467,000,000
of the PIPE has been cancelled.
Extension and redemption
On
September 5, 2023, the Company held a special meeting of stockholders (the “Meeting”). At the Meeting, the Company’s stockholders approved the Extension Amendment extending, upon the approval by the Corporation’s board of directors, the date by which the Company has to consummate an initial business combination up to four
times, each by an additional
three months, for an aggregate of
12 additional months (i.e. from
September 8, 2023 up to
September 8, 2024
) or such earlier date as determined by the Board (the “Extension Amendment Proposal”).
In connection with the Meeting, stockholders holding
28,745 shares of the Company’s Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s trust account. As a result, we expect that approximately $
294,349 (approximately $
10.24
per share) will be removed from the Company’s trust account to pay such holders, which amount is subject to final adjustments by the trustee.
Trust withdrawal for taxes
In
September 2023, the Company withdrew approximately $
2.4
million from the Trust to pay taxes.
Directors’ and Officers’ Insurance Policy
As
of October 24, 2023, the insurance company has advanced approximately $
1.2
million to certain individuals and entities.
Legal Matter
On October 20, 2023, Robert Lowinger (the “Plaintiff”) filed a complaint against Rocket One Capital, LLC (“Rocket One”), Michael Shvartsman, Bruce Garelick, and the Company in the U.S. District Court for the Southern District of New York. According to the complaint, the Company has been named as a party in the lawsuit because the Plaintiff is seeking relief for the benefit of the Company. In the complaint, the Plaintiff contends that, in 2021, Mr. Garelick and Rocket One were directors of the Company and that they purchased securities of the Company. The Plaintiff further alleges that within a six-month
period from the date of their purchases, both Mr. Garelick and Rocket One sold securities in the Company and realized profits from those sales. Additionally, the Plaintiff alleges that Mr. Shvartsman had a financial interest in the profits resulting from Rocket One’s purchases and sales of the Company’s securities. According to the Plaintiff, under Section 16(b) of the Exchange Act (15 U.S.C. §78p(b)), Rocket One, Mr. Shvartsman, and Mr. Garelick are each required to disgorge certain trading profits to the Company. As of the date of this report, the Company has not filed a response to the complaint. The case is Lowinger v. Rocket One Capital, LLC, et al., No.
1:23-cv-9243
(S.D.N.Y. Oct. 20, 2023).

F-5
9

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

[This page intentionally left blank]

F-F-2

TRUMP MEDIA & TECHNOLOGY GROUP CORP.
Consolidated Balance Sheet
As of September 30, 2023 and December 31, 2022

(in thousands)	September 30, 2023	December 31, 2022
Assets
Current assets:
Cash	$1,839.0	$9,808.4
Prepaid expenses and other current assets	327.6	326.0
Accounts receivable	310.5	507.8

Total current assets	2,477.1	10,642.2

Property, plant and equipment	41.4	87.4
Right-of-Use Assets	392.2	507.1

Total assets	2,910.7	11,236.7

Liabilities and Stockholders’ deficit
Current liabilities:
Accounts payable	202.5	268.7
Convertible promissory notes	41,790.2	4,123.9
Derivative liability	15,377.3	14,905.3
Current portion of Operating lease liability	157.5	149.4

Total current liabilities	57,527.5	19,447.3
Long-Term Operating lease liability	242.8	362.0
Convertible promissory notes	2,147.6	—
Derivative Liability	576.8	—

Total liabilities	60,494.7	19,809.3

Commitments and contingencies (Note 11)
Stockholders’ equity:
Common Stock $ 0.000001 par value – 120,000,000 shares authorized, 100,000,000 shares issued and outstanding
Accumulated Deficit	(57,584.0)	(8,572.6)

Total stockholders’ equity	(57,584.0)	(8,572.6)

Total liabilities and Stockholders’ deficit	$2,910.7	$11,236.7

The Notes to the Consolidated Financial Statements are an integral part of these statements.

F-F-3

TRUMP MEDIA & TECHNOLOGY GROUP CORP.
Consolidated Statement
of
Operations
For the three and nine month periods ended September 30, 2023 and September 30, 2022

	Three Month Period Ended		Nine Month Period Ended
(in thousands except share and per share data)	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenue	$1,071.2	$203.3	$3,379.6	$237.0
Cost of revenue	41.2	—	123.9	—

Gross profit	1,030.0	203.3	3,255.7	237.0

Research and development	2,202.5	1,691.1	7,212.1	10,469.9
Sales and marketing	333.7	119.6	978.1	536.1
General and administration	1,509.0	2,521.6	5,666.6	8,527.6
Depreciation and amortization	14.8	16.4	47.6	42.6

Loss from operations	(3,030.0)	(4,145.4)	(10,648.7)	(19,339.2)
Interest expense	(15,071.9)	(515.8)	(37,702.5)	(1,312.0)
Change in fair value of derivative liabilities	(7,931.2)	17,206.6	(660.2)	62,156.0

Profit/(loss) from operations before income taxes	(26,033.1)	12,545.4	(49,011.4)	41,504.8
Income tax expense/(benefit)	—	—	—	—

Net profit/(loss)	$(26,033.1)	$12,545.4	$(49,011.4)	$41,504.8

Profit/(loss) per Share attributable to common stockholders:
Basic	(0.26)	0.13	(0.49)	0.42

Diluted*	(0.26)	0.13	(0.49)	0.42

Weighted Average Shares used to compute net profit/ loss per share attributable to common stockholders:
Basic	100,000,000	100,000,000	100,000,000	100,000,000
Diluted	100,000,000	100,000,000	100,000,000	100,000,000

*
Loss per share attributable to common stockholders for diluted calculation is based on the Basic weighted shares as
these are not dilutive. The Basic and diluted loss per share attributable to common stockholders are therefore the same.

The Notes to Consolidated Financial Statements are an integral part of these statements.

F-F-4

TRUMP MEDIA & TECHNOLOGY GROUP CORP.
Consolidated Statement of Stockholders’ Deficit
For the nine month periods ended September 30, 2023 and September 30, 2022

(in thousands)	Paid in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance at March 31, 2022	$—	$(107,284.1)	$(107,284.1)
Net Profit/(Loss)	—	77,147.3	77,147.3

Balance at June 30, 2022	—	(30,136.8)	(30,136.8)
Net Profit/(Loss)	—	12,545.4	12,545.4

Balance at September 30, 2022	—	(17,591.4)	(17,591.4)
Net Profit/(Loss)	—	9,018.8	9,018.8

Balance at December 31, 2022	—	(8,572.6)	(8,572.6)
Net Profit/(Loss)	—	(210.2)	(210.2)

Balance at March 31, 2023	—	(8,782.8)	(8,782.8)
Net Profit/(Loss)	—	(22,768.1)	(22,768.1)

Balance at June 30, 2023	—	(31,550.9)	(31,550.9)
Net Profit/(Loss)	—	(26,033.1)	(26,033.1)

Balance as September 30, 2023	$—	$(57,584.0)	$(57,584.0)

Paid in Capital of 10,000 shares of common stock, each having a par value of $0.000001 was converted to 100,000,000 shares, each having a par value of $0.000001. Total value of paid in capital = $100.
The Notes to the Consolidated Financial Statements are an integral part of these statements.

F-F-5

TRUMP MEDIA & TECHNOLOGY GROUP CORP.
Consolidated Statement of Cash Flows
For the nine month periods ended September 30, 2023 and September 30, 2022

	Nine Month Period Ended
(in thousands)	September 30, 2023	September 30, 2022
Cash flows from operating activities
Net income/(loss)	$(49,011.4)	$41,504.8
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash interest expense on debt	37,702.5	1,312.0
Change in fair value of derivative liability	660.2	(62,156.0)
Depreciation	48.3	42.6
Non-cash charge for operating lease	3.8	2.5
Prepaid expenses and other current assets	(1.6)	112.4
Related party receivable/payable	—	(72.2)
Accounts Receivable	197.2	(191.6)
Accounts payable	(66.2)	(687.1)

Net cash used in operating activities	$(10,467.2)	$(20,132.6)
Cash flows used in investing activities
Purchases of property, plant and equipment	(2.2)	(84.5)

Net cash used in investing activities	$(2.2)	$(84.5)
Cash flows provided by financing activities
Proceeds from convertible promissory notes	2,500.0	15,360.0

Net cash provided by financing activities	2,500.0	15,360.0

Net change in cash	(7,969.4)	(4,857.1)
Cash, beginning of period	9,808.4	18,734.5

Cash, end of period	$1,839.0	$13,877.4

Supplemental disclosure of cash flow information
Cash paid for interest	—	—
Cash paid for taxes	—	—
Non cash investing and financing activities
Costs associated with convertible notes	—	—
The Notes to the Consolidated Financial Statements are an integral part of these statements.

F-F-6

TRUMP MEDIA & TECHNOLOGY GROUP CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 - DESCRIPTION OF BUSINESS
The accompanying financial statements include the historical accounts of Trump Media & Technology Group Corp. (“TMTG”), which changed its name from Trump Media Group Corp. in October 2021. The mission of TMTG is to end Big Tech’s assault on free speech by opening up the Internet and giving people their voices back. TMTG operates Truth Social, a social media platform established as a safe harbor for free expression amid increasingly harsh censorship by Big Tech corporations.
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES
Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).
Liquidity and going concern
TMTG commenced operations on February 8, 2021 and began the initial launch of its social media platform in the first quarter of 2022. The business used cash from operations of $38,465,700 from February 8, 2021 (inception) through September 30, 2023 funded by $40,460,000 of proceeds from the issuance of convertible promissory notes. The term of these notes range between 18 and 36 months; however, each has an accelerated retirement feature in the event of default by the Company. Interest will be accrued between 5% and 10% annually based on the simple interest method (365 days per year).
In October of 2021, TMTG entered into a definitive merger agreement with a special purpose acquisition corporation (SPAC), Digital World Acquisition Corp. (DWAC, or Digital World), a Delaware corporation. The companies expect to consummate the merger in the coming quarters, combining TMTG’s operations with DWAC’s balance sheet (i.e. cash in trust net of redemptions and fees). The parties to the agreement intend to effect the merger of DWAC and its subsidiaries with and into TMTG, with TMTG continuing as the surviving entity. As a result of which, all of the issued and outstanding capital stock of TMTG shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each of TMTG’s stockholders to receive its pro rata share of the stockholder merger consideration subject to the conditions set forth in the merger agreement and in accordance with the applicable provisions of the Delaware General Corporation Law. The agreement was amended on May 11, 2022; August 9, 2023; and September 29, 2023.
As publicly disclosed by DWAC in an
8-K
filing, “on June 27, 2022, TMTG received a subpoena from the SEC seeking documents relating to, among other things, Digital World and other potential counterparties for a business transaction involving TMTG. Digital World has also been informed that on December 30, 2022, TMTG was served with a subpoena, issued by a federal grand jury sitting in the Southern District of New York, seeking a subset of the same or similar documents demanded in subpoenas to Digital World and its directors. Certain current and former TMTG personnel have also received individual grand jury subpoenas.” As publicly disclosed by TMTG in a press release, “TMTG [has] cooperated fully with inquiries into our planned merger and … compl[ied] with subpoenas we’ve received, none of which were directed at the company’s Chairman or CEO.” As detailed below, on information and belief, TMTG is not the target of any SEC or Department of Justice (DOJ) enforcement action.
On September 22, 2022, Mr. W. Moss resigned as director of the Company. Based on information subsequently provided to the Company, the Company understands that Mr. Moss’s resignation did not result from any

F-F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

disagreement with the Company concerning any matter relating to the Company’s operations, policies or practices. As noted below, Mr. Moss was replaced by Mr. D. Scavino during February 2023. Mr. D. Scavino continues to consult to the Company. This arrangement is similar to the consulting agreement with Mr. K. Patel, also a current board member.
As of December 31, 2022, Donald J. Trump (“DJT”) had the unilateral right to terminate the License Agreement, as amended, between and among DJT, TMTG, and DTTM Operations, LLC, pursuant to which TMTG obtained certain rights related to the name, image, and likeness of DJT.
On February 14, 2023, a trademark for “Truth Social” in classes 21 and 25 was registered with the U.S. Patent and
Trademark
Office (“USPTO”) by T Media Tech LLC, a wholly-owned subsidiary of TMTG. Trademark applications for “Truth Social” in classes 9 and 42; for “RETRUTH” in classes 9, 35, 38, 41, 42, and 45; “TRUTHSOCIAL” in classes 9, 35, 38, 41, 42, and 45; and “TRUTHPLUS” in classes 9, 35, 38, 41, and 42 are the subject of suspension notices received from USPTO on October 24, 2022; January 13, 2023; February 14, 2023; and February 17, 2023, respectively. Several additional trademark applications remain pending, but have not been the subject of adverse action by USPTO.
On February 16, 2023, TMTG’s Board of Directors held a special meeting. At the meeting, the board appointed D. Scavino to fill the board vacancy created by the resignation of W. Moss and ratified certain past corporate actions pursuant to Delaware law. The board also authorized an increase in TMTG’s share count to 1,000,000,000 shares, but such increase has not been approved by TMTG’s shareholders nor given effect via the filing of amended certificate of incorporation with the Delaware Secretary of State. As such, the number of TMTG’s authorized shares remains 120,000,000 as of the date hereof.
On March 1, 2023, TMTG eliminated several positions. This action followed a review of all departments, most significantly impacted TMTG’s streaming video on demand (“SVOD”) and infrastructure teams, and was primarily attributable to unprecedented obstruction of TMTG’s planned merger with DWAC by the SEC—and concomitant delay in TMTG’s access to capital that TMTG would receive upon the successful completion of such merger. All former employees whose positions were eliminated in March 2023 signed separation agreements. Separately, a former employee whose employment was terminated in June 2022 (and who had declined at that time to sign a separation agreement), filed a wage claim with the New Hampshire Department of Labor on or about June 1, 2023. The former employee agreed to dismiss the claim pursuant to a settlement agreement executed on June 29, 2023, pursuant to which TMTG paid the former employee $25,000.
On April 3, 2023, TMTG CEO Devin Nunes—in his personal capacity—sued several defendants, including a former TMTG employee, in Florida state court. TMTG is not a party to that proceeding.
The first of TMTG’s convertible promissory notes reached maturity in May 2023, though TMTG’s repayment obligation pursuant to any such note is generally only triggered by a written demand of the lender on or after the maturity date.
As of the date hereof, there are no outstanding demands for repayment of any of TMTG’s convertible promissory notes that have reached their respective maturity dates. Events related to TMTG’s promissory notes include the following:

•
A broker’s note (which has a face value of $140,000, and is associated with a note with a face value of $2,000,000) reached its maturity date on May 7, 2023. Such note was amended and restated to clarify certain terms on October 26, 2023.

•
A note (with a face value of $2,000,000) reached maturity on May 19, 2023. TMTG and the lender subsequently agreed to extend the maturity date of such note until May 19, 2024, and executed an amended and restated note effective June 6, 2023. A related broker’s note (with a face value of $67,000) reached its maturity date on May 26, 2023.

F-F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•
On June 26, 2023, TMTG received a “demand for payment” from a lender whose promissory note with a face value of $2,000,000 reached its maturity date on June 23, 2023. On July 7, 2023, the lender withdrew its demand and agreed to extend the term of its promissory note and an additional loan in the principal amount of $6,000,000, for an additional twelve months until June 23, 2024 and August 18, 2024, respectively. TMTG and the lender subsequently executed a letter, dated August 10, 2023, to document such extension.

•
A lender whose note (with a face value of $4,200,000) reaches its maturity date on December 24, 2024, asserted a “Most Favored Nation” covenant (“MFN”) in the note has the effect of accelerating the maturity date of such note—and, pursuant to such assertion, issued a demand for payment on June 30, 2023. On July 7, 2023, the lender further asserted that TMTG had defaulted on its obligations under the note that reaches its maturity date on December 24, 2024, and under a second note (with a face value of $2,000,000) that reaches its maturity date on August 3, 2023. Also on July 7, 2023, counsel for TMTG sent a letter for the lender denying each of the foregoing assertions. On July 21, 2023, counsel for TMTG reaffirmed that no default had occurred, The second note (with a face value of $2,000,000) reached its maturity date on August 3, 2023. Discussions with the lender remain ongoing, including regarding the MFN and a partial repayment of the loan with a face value of $2,000,000.

•
A note (with a face value of $5,000,000) reached its maturity date on June 30, 2023. On August 14, 2023, TMTG and the lender mutually agreed to extend the term of such note for an additional twelve months until June 30, 2024.

•	Nine of TMTG’s other notes, with an aggregate face value of $14,793,000, reached their respective maturity dates between June 30, 2023, and November 23, 2023.

•	On August 23, 2023, TMTG and a new lender executed a promissory note (with a face value of $2,500,000).
On May 20, 2023, TMTG filed suit in Florida state court against the
Washington Post
in connection with false and defamatory statements about TMTG in a May 13, 2023 article. On July 12, 2023, the
Washington Post
removed the case to federal court. Also on July 12, 2023, TMTG filed a motion to remand the case to state court, which was denied on October 12, 2023. On August 21, 2023, the
Washington Post
filed a motion to stay discovery, which was denied on September 28, 2023. The case, as well as the
Washington Post
’s motion to dismiss and TMTG’s opposition thereto, remain pending in federal court as of the date hereof. TMTG has entered into a contingency fee arrangement with its counsel in the case. On May 17 and 18, 2023, TMTG received inquiries from Chase bank that purportedly related to routine diligence, but on information and belief were prompted by the defamatory Washington Post article. Via a May 22, 2023 letter, TMTG admonished Chase not to republish the defamatory statements or take adverse action against TMTG’s account. TMTG subsequently opened accounts at another bank.
On or about June 23, 2023, was the potential expiry date of an exclusivity provision of the License Agreement which generally requires that DJT channel his personal social media communications to TMTG’s Truth Social platform six hours before posting the same communications on a non-TMTG
social media platform. Because neither TMTG nor DJT terminated this provision, it automatically renewed for an additional 180 days.
On June 29, 2023, three individuals—including a former DWAC director—were arrested and criminally charged by DOJ in connection with alleged insider trading of DWAC securities. On July 20, 2023, all three defendants pleaded not guilty. These individuals have no affiliation with TMTG and—on information and belief—TMTG is not the target of any DOJ enforcement action.
On July 3, 2023, DWAC publicly disclosed an agreement in principle with SEC staff to resolve an ongoing SEC enforcement inquiry into DWAC. On July 20, 2023, SEC approved the settlement. TMTG is not a party to such agreement or—on information and belief—the target of any SEC enforcement action.

F-F-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Effective July 14, 2023, TMTG’s head of engineering resigned to pursue other opportunities.
On August 9, 2023, TMTG and DWAC executed a second amendment to their Merger Agreement. On the same date, the terms of such amendment were publicly disclosed by DWAC in an SEC filing.
On September 5, 2023, DWAC held a special meeting of its stockholders, at which DWAC’s stockholders approved an amendment extending, upon the approval by DWAC’s board of directors, the date by which the DWAC has to consummate an initial business combination (including its planned merger with TMTG) for an aggregate of 12 additional months (i.e. from September 8, 2023 up to September 8, 2024) or such earlier date as determined by the DWAC board.
On September 29, 2023, TMTG and DWAC finalized a second amendment to their Merger Agreement. On October 2, 2023, the terms of such amendment were publicly disclosed by DWAC in an SEC filing.
During the 12 months following the signing of these financial statements, management has substantial doubt that the Company will have sufficient funds to meet its liabilities as they fall due, including liabilities related to promissory notes previously issued by the Company. Sufficient funds during this period are directly conditional on completion of the merger by the September 8, 2024 dissolution date. Bridge funding during the period leading up to the merger ranging between $5 million and $60 million is required depending on convertible note maturity dates, and if note holders decide to extend or call their respective outstanding notes. Management is currently in discussions with certain existing note holders regarding options for extension of maturity dates. The Company believes that it may be difficult to raise additional funds through traditional financing sources in the absence of continued material progress toward completing its merger with DWAC.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the financial statements relate to and include, but are not limited to, the valuation of convertible promissory notes and derivative liabilities.
Principles of Consolidation
The consolidated financial statements include the financial statements of the Company and its majority owned subsidiaries and have been prepared in accordance with Accounting Principles Generally Accepted in the United States (“GAAP”). All intercompany transactions have been eliminated.
Cash
Cash represents bank accounts and demand deposits held at financial institutions. Cash is held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) limitations. No losses were incurred for those balances exceeding the limitations.
Prepaid expenses and other current assets
Other receivables consist of prepaid rent, insurance and prepaid data costs.

F-F-10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Property, Plant and Equipment
Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Useful lives for property, plant and equipment are as follows:

Asset Type	Range
Furniture and computer equipment	2 - 5 years
Expenditures which substantially increase value or extend useful lives are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Gains and losses are recorded on the disposition or retirement of property, plant and equipment based on the net book value and any proceeds received.
Long-lived fixed assets held and used are reviewed for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Circumstances such as the discontinuation of a line of service, a sudden or consistent decline in the sales forecast for a product, changes in technology or in the way an asset is being used, a history of operating or cash flow losses or an adverse change in legal factors or in TMTG climate, among others, may trigger an impairment review. If such indicators are present, TMTG performs undiscounted cash flow analyses to determine if impairment exists. The asset value would be deemed impaired if the undiscounted cash flows generated did not exceed the carrying value of the asset. If impairment is determined to exist, any related impairment loss is calculated based on fair value. There were no triggering events identified that necessitated an impairment test over property, plant and equipment. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See Note 4 - Property, plant and equipment for further detail.
Capitalized software costs
The Company capitalizes costs related to its major service products and certain projects for internal use incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred.
Internal-use
software is amortized on a straight-line basis over its estimated useful life, which is generally five to ten years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. As of the period ended September 30, 2023 there were no capitalized software costs.
Revenue Recognition
The Company records revenue in accordance with ASC 606. The Company determines the amount of revenue to be recognized through application of the following steps - Identification of the contract, or contracts with a customer; - Identification of the performance obligations in the contract; - Determination of the transaction price; - Allocation of the transaction price to the performance obligations in the contract; and - Recognition of revenue when or as the Company satisfies the performance obligations.
The Company entered into advertising contractual arrangements with advertising manager service companies. The advertising manager service companies provide advertising services through their Ad Manager Service Platform on the Truth Social website to customers. The Company determines the number of Ad Units available on its Truth Social website. The advertising manager service companies have sole discretion over the terms of the auction and all payments and actions associated therewith. Prices for the Ad Units are set by an auction operated and managed by these companies. The Company has the right to block specific advertisers at its sole reasonable discretion, consistent with applicable laws, rules, regulations, statutes, and ordinances. The Company is an agent

F-F-11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

in these arrangements, and recognizes revenue for its share in exchange for arranging for the specified advertising to be provided by the advertising manager service companies. The advertising revenues are recognized in the period when the advertising services are provided.
Cost of revenue
Cost of revenue primarily encompasses expenses associated with generating advertising revenue. These costs are determined by allocating staff direct and indirect costs proportionately, including depreciation, based on the time spent managing the agency relationships with external vendors. These costs are confined to activities related to coordinating with these third-party vendors as the third-party vendors are responsible to control and facilitate the delivery of advertising services.
Research and development
Research and development expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation, for our engineers and other employees engaged in the research and development of our products and services. In addition, research and development expenses include amortization of acquired intangible assets, allocated facilities costs, and other supporting overhead costs.
Marketing and sales
Sales and marketing expenses consist primarily of personnel-related costs, including salaries, commissions, benefits and stock-based compensation for our employees engaged in sales, sales support, business development and media, marketing, and customer service functions. In addition, marketing and sales-related expenses also include advertising costs, market research, trade shows, branding, marketing, public relations costs, amortization of acquired intangible assets, allocated facilities costs, and other supporting overhead costs.
Selling, general and administrative expenses
General and administrative expenses consist primarily of personnel-related costs, including salaries, benefits, and stock-based compensation for
our executive, finance, legal, information technology, corporate communications, human resources, and other administrative employees. In addition, general and administrative expenses include fees and costs for professional services (including third-party consulting, legal, and accounting services), facilities costs, and other supporting overhead costs that are not allocated to other departments.
Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Income tax amounts are therefore recognized for all situations where the likelihood of realization is greater than 50%. Changes in recognition or measurement are reflected in income tax expense in the period in which the change in judgment occurs. Accrued interest expense and penalties related to uncertain tax positions are recorded in Income Tax Expense. See Note 6 - Income Taxes.

F-F-12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)—(Continued)

Commitments and contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. The Company has no liabilities for loss contingencies.
Recently issued accounting standards
In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
2019-12,
Simplifying the Accounting for Income Taxes (Topic 740). ASU
2019-12
removes certain exceptions for performing intraperiod tax allocations, recognizing deferred taxes for investments, and calculating income taxes in interim periods. The guidance also simplifies the accounting for franchise taxes, transactions that result in a step-up
in the tax basis of goodwill, and the effect of enacted changes in tax laws or rates in interim periods. The Company adopted ASU
2019-12
in the first quarter of 2021 and the adoption had no material impact to the Company’s consolidated financial statements.
In February 2016, the FASB issued Accounting Standards Update
No. 2016-02,
“Leases (Topic 842)” (“ASU
2016-02”),
which requires lessees to record most leases on their balance sheets but recognize the expenses on their statements of operations in a manner similar to current accounting rules. ASU
2016-02
states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use
asset for the right to use the underlying asset for the lease term. The new standard is effective for interim and annual periods beginning after December 15, 2021 (i.e. calendar periods beginning on January 1, 2022) on a modified retrospective basis. All leases are operating leases. See Note 5, “Leases.” All leases other than those disclosed as
Right-to-Use
leases are short term in nature with a term less than 12 months.
NOTE 3 – ACQUISITION
In October 2021, the Company acquired 100% of the ownership in T Media Tech LLC for a nominal value. The results of T Media Tech LLC since October 13, 2021 are included in the Company’s Consolidated Statement of Operations. Pro forma results have not been presented as the acquisition is not considered individually significant to the consolidated results of the Company.
NOTE 4 - PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of the following:

(in thousands)	September 30, 2023	December 31, 2022
Property, plant and equipment
Furniture and equipment	$34.5	$34.5
Computer equipment	120.8	118.6
Accumulated depreciation	(113.9)	(65.7)

Property, plant and equipment, net	$41.4	$87.4

NOTE 5 - LEASES
As of September 30, 2023, minimum commitments under the Company leases, were as follows:

(in thousands)	September 30, 2023	December 31, 2022
Next year	$179.1	$201.3
Year 2-5	262.8	397.5

	$441.9	$598.8

F-F-13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)—(Continued)

NOTE 6 - INCOME TAXES
The following reconciles the total income tax benefit, based on the U.S. Federal statutory income tax rate of 21% for the nine-month period ended September 30, 2023, with TMTG’s recognized income tax expense:

	Nine Month Period Ended
(in thousands)	September 30, 2023	September 30, 2022
U.S. Statutory federal income tax expense/(benefit)	(10,292.4)	8,716.0
Permanent items
State income taxes, net of federal effect	—	2,640.8
Non-deductible expenses	2.3	—
Change in valuation allowance	10,290.1	(11,356.8)

Income tax expense	—	—

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of September 30, 2023 are as follows:

(in thousands)	September 30, 2023	December 31, 2022
Deferred tax assets
Software and other claimed assets	2,818.7	$1,810.5
Net operating loss (NOL)	6,072.6	4,478.1
Convertible promissory notes and derivative liability	3,217.4	—

Total deferred tax assets	12,108.7	6,288.6
Deferred tax liabilities
Property, plant & equipment	(21.4)	(18.2)
Convertible promissory notes and derivative liability	—	(4,473.2)

Total deferred tax liabilities	(21.4)	(4,491.4)

Net deferred tax assets	12,087.3	1,797.2
Valuation allowance	(12,087.3)	(1,797.2)

Net deferred tax, net of valuation allowance	—	—

As of September 30, 2023, TMTG had US Federal net operating loss carryforwards (“NOLs”) with a tax benefit of $6,072,640 (December 31, 2022: $4,478,110).
NOTE 7 – OTHER INCOME – RELATED PARTY, RELATED PARTY RECEIVABLE AND PAYABLE
There was no other income - related party for the period. The other income - related party in 2021 amounted to $2,123,296 related to a licensing agreement with one of the Stockholders. At the end of fourth quarter 2021, $23,296 was still outstanding. TMTG was assigned net revenue from a series of public appearances by President Trump in accordance with a licensing arrangement. The income was

valued on a dollar-for-dollar basis with the underlying sales. TMTG did not incur any costs in connection with such assigned sales.
In terms of the agreement, these sales were made in the fourth quarter of 2021 and final payment was made to TMTG, in accordance with the license agreement, in February of 2022. Related party payable is operational

F-F-14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)—(Continued)

funding of $95,518 received from two of the Stockholders during the first quarter of 2021, which was repaid in May of 2022. The operational funding carried no specific repayment terms or interest charges.
NOTE 8 – CONVERTIBLE PROMISSORY NOTES
Notes 1 to 7 are Convertible Promissory Notes issued from May 2021 through October 2021 with a cumulative face value of $5,340,000, maturity of 24 months from each respective issuance date and interest will be accrued at 5% based on the simple interest method (365 days year) for each note. Each of Notes 1-7 contemplates multiple plausible outcomes that include conversion upon a Qualified SPAC Business Combination (“SPAC”) and at least one of the following conversion triggers: Qualified Initial Public Offering (“IPO”), private equity transaction and/or change of control. All outstanding principal of these Notes, together with all accrued but unpaid interest on such principal, will convert to equity. The number of shares of Company stock to be issued to the Lender upon conversion of the Notes in the event of a completed SPAC transaction will be the number of shares of the Company Stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding, divided by $4.00. In other, non-SPAC conversion scenarios, the number of shares of Company stock to be issued to the Lender upon conversion of the Notes is variable based on the application of an automatic discounted share-settlement feature. For Notes 1 and 2, the number of shares of Company stock to be issued to the Lender upon a non-SPAC conversion event will be the number of shares of Company stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by 40% of the initial public offering price per share of a qualified initial public offering. For Notes 3-7, the number of shares of Company stock to be issued to the Lender upon a non-SPAC conversion event will be the number of shares of Company stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by 40% of (i) the initial public offering price per share of a qualified initial public offering, (ii) the price per share as determined by the valuation of the Company in connection with a qualified private equity raise, or (iii) in the case of a change of control, the price per share determined in accordance with the Company’s then current fair value determined by an independent valuation firm.
Notes 8 to 12 are Convertible Promissory Notes issued from November 2021 through December 2021 with a cumulative face value of $17,500,000, maturity of between 18 months and 36 months and interest will be accrued at a range between 5% and 10% based on the simple interest method (365 days year) for each note. Notes 8 to 12 are convertible simultaneously with the completion of a Qualified SPAC Business Combination (“SPAC”) merger agreement or Qualified Initial Public Offering (“IPO”). All outstanding principle of these Notes, together with all accrued but unpaid interest on such principal, shall convert to equity. The number of shares of Company stock to be issued to the Lender upon conversion of the Notes shall be the number of shares of the Company Stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by either US$25, US$21 or US$20 subject to the respective conditions of the individual Notes; provided, however, in the event that the stock price quoted for the Company on NASDAQ or The New York Stock Exchange (as applicable) at the time of the closing of the Qualified SPAC Business Combination (the “TMTG Stock Price”) is less than either $50 per share, $42 per share, $40 per share subject to the respective conditions of the individual Notes, then the Conversion Price shall be reset to 50% of the then current TMTG Stock Price subject to a floor of $10 per share.
Notes 13 to 19 are Convertible Promissory Notes issued from January 2022 through August 23, 2023 with a cumulative face value of $17,860,000, maturity of 18 months and interest will be accrued at a range between 5% and 10% based on the simple interest method (365 days year) for each note. Notes 13 to 19 are convertible simultaneously with the completion of a Qualified SPAC Business Combination (“SPAC”) merger agreement or Qualified Initial Public Offering (“IPO”). All outstanding principle of these Notes, together with all accrued but unpaid interest on such principal, shall convert to equity. The number of shares of Company stock to be issued to the Lender upon conversion of the Notes shall be the number of shares of the Company Stock (rounded to the

F-F-15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)—(Continued)

nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by either US$25 or US$21 subject to the respective conditions of the individual Notes; provided, however, in the event that the stock price quoted for the Company on NASDAQ or The New York Stock Exchange (as applicable) at the time of the closing of the Qualified SPAC Business Combination (the “TMTG Stock Price”) is less than either $50 per share or $42 per share subject to the respective conditions of the individual Notes, then the Conversion Price shall be reset to 50% of the then current TMTG Stock Price subject to a floor of $10 per share.
The Company determined the automatic discounted share-settlement feature upon certain events (e.g., SPAC, IPO, change in control, etc.) is an embedded derivative requiring bifurcation accounting as (1) the feature is not clearly and closely related to the debt host and (2) the feature meets the definition of a derivative under ASC 815 (Derivative and Hedging). Subsequent changes to the fair value of the embedded derivative flows through the income statement. The Debt (net of initial debt discount and any related debt issuance costs recorded) is accreted using the effective interest rate method under ASC 835 (Interest) until maturity. The Convertible Promissory Notes (debt host) are not subject to Subtopic
480-10.

(in thousands)	September 30, 2023	December 31, 2022
Convertible Promissory Notes
Notes 1 to 7	$5,340.0	$5,340.0
Notes 8 to 12	17,500.0	17,500.0
Notes 13 to 19	17,860.0	15,360.0

	40,700.0	38,200.0
Debt Issuance costs	(240.0)	(240.0)

Nominal value of Convertible Promissory Notes	40,460.0	37,960.0
Derivative liability Component	36,917.4	(36,528.7)

Liability component at date of issue	3,542.6	1,431.3
Interest charged	40,395.1	2,692.6
Interest paid	—	—

Total Liability component	$43,937.8	$4,123.9
Less: Short-term liability component	(41,790.2)	(4,123.9)

Liability component at September 30, 2023 and December 31, 2022	$2,147.6	$—

Embedded feature Component
Derivative liability Component	$36,917.4	$36,528.7
Change in fair value of Embedded derivative	(20,963.2)	(21,623.4)

Total Derivative Liability Component	15,954.1	14,905.3
Less: Short-term Derivative Liability Component	(15,377.3)	(14,905.3)

Derivative Liability Component at September 30, 2023 and December 31, 2022	$576.8	$—

The interest charged for the period is calculated by applying the effective interest rate range of between 16.3% to 100%+ to the liability component for the period since the respective notes were issued.

F-F-16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)—(Continued)

NOTE 9 - FAIR VALUE MEASUREMENT
The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2. Significant other inputs that are directly or indirectly observable in the marketplace.
Level 3. Significant unobservable inputs which are supported by little or no market activity.
All of the Company’s cash is classified within Level 2 because the Company’s cash is valued using pricing sources and models utilizing observable market inputs. The Convertible promissory notes are classified as Level 3 due to significant unobservable inputs.

	As of September 30, 2023
(in thousands)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash
Cash		1,839.0
Current Liabilites
Convertible prommisory notes			41,790.2
Derivative liability			15,377.3
Liabilities
Convertible promissory notes			2,147.6
Derivative liability			576.8

	As of December 31, 2022
(in thousands)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash
Cash		9,808.4
Liabilities
Convertible promissory notes			4,123.9
Derivative liability			14,905.3
The estimated fair value of the conversion feature of the Derivative liability is based on traditional valuation methods including Black-Scholes option pricing models and Monte Carlo simulations.
NOTE 10 – STOCKHOLDERS’ EQUITY
At inception, the total number of shares of all classes of capital stock that the Company was authorized to issue was 11,000 shares of Company Stock, each having a par value of $0.000001, of which 10,000 shares were issued and outstanding, and an additional 1,000 shares were authorized for issuance in connection with the Company’s Equity Incentive Plan.
In October 2021, the total number of shares of Common Stock authorized was increased to 110,000,000, each having a par value of $0.000001. Each share of the Company’s Common Stock, automatically and without any

F-F-17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)—(Continued)

action on the part of the Company or any respective holders thereof, was reclassified into ten thousand (10,000) shares of the Company’s Common Stock, $0.000001 par value per share, resulting in 110,000,000 shares authorized, of which 100,000,000 shares were issued and outstanding, and an additional 7,500,000 shares were authorized for issuance in connection with the Company’s Equity Incentive Plan.
In January 2022, the total number of shares of the Company’s Common Stock authorized was increased to 120,000,000, each having a par value of $0.000001, of which 100,000,000 shares were issued and outstanding, and an additional 7,500,000 shares were authorized for issuance in connection with the Company’s Equity Incentive Plan.
NOTE 11 - COMMITMENTS AND CONTINGENCIES
In August 2022, TMTG irrevocably terminated all agreements with one of its vendors due to a material breach by the vendor, and TMTG reserved numerous affirmative claims against the vendor. TMTG determined during the third quarter of 2022 that payment of existing invoices, future invoices, or litigation expenses is “not probable.” Therefore, TMTG has not accrued for a related loss contingency. The total amount of liability of $1.7 million was reversed during the third quarter of 2022. TMTG further reversed $0.5 million of additional liabilities during the third quarter of 2022 related to vendors who relied on erroneous interpretation of supply contracts.
Based on current known facts and circumstances, the Company currently believes that any liabilities ultimately resulting from ordinary course claims and proceedings will not individually or in aggregate, have a material adverse effect on the Company’s financial position, results of operations or cash flows.
NOTE 12 – SUBSEQUENT EVENTS
In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2023, up to the date the Company issued the financial statements.
As detailed in Note 2, TMTG and one of its lenders executed an amended and restated promissory note, dated October 26, 2023, to clarify certain terms.
On October 30, 2023, TMTG and Rumble executed a minimum guarantee advertising publisher agreement (the “Minimum Guarantee Rumble Agreement”), which replaced a previous agreement with Rumble. Under the Minimum Guarantee Rumble Agreement, 70% of the total aggregate gross revenues from the sale of Ad Units are allocated to TMTG, and the Ad Units shall comprise at least 85% of the aggregate number of paid advertisements directly into Truth Social feeds by TMTG each month.
On October 30, 2023, President Trump verbally affirmed that, notwithstanding his contractual right to do so, he would not terminate the License Agreement prior to the later of (a) December 31, 2023, and (b) any other date to which TMTG and DWAC mutually agree to extend the time to consummate their proposed merger.
On November 13, 2023, in furtherance of TMTG and DWAC’s proposed merger, DWAC filed with the SEC an amended registration statement on form
S-4.
On November 20, 2023, TMTG sued 20 media companies in Florida state court for defamation and injurious falsehood in connection with false reporting about TMTG’s financial results.
TMTG and a new lender executed a promissory note (with a face value of $500,000) dated November 24, 2023.

F-F-18

Report of Independent Registered Public Accounting Firm
To the shareholders and the board of directors of Trump Media & Technology Group Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Trump Media & Technology Group Corp. (the “Company”) as of December 31, 2022 and 2021, the related statement of operations, stockholders’ equity (deficit), and cash flows for the period February 8, 2021 (Inception) through December 31, 2021 and through December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the period February 8, 2021 (Inception) through December 31, 2021 and through December 31, 2022, in conformity with accounting principles generally accepted in the United States.
Matter of Restatement
As discussed in Note 2 to the financial statements, the financial statements have been restated to correct a misstatement.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/S

BF Borgers CPA PC

(PCAOB ID 5041)
We have served as the Company’s auditor since 2022
Lakewood, CO
July 10, 2023, except for the effects on the financial statements of the restatement described in Note 2, as to which the date is February 12, 2024

F-F-19

TRUMP MEDIA & TECHNOLOGY GROUP CORP.
Consolidated Balance Sheet
As of December 31, 2022 and December 31, 2021

(in thousands)	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash	$9,808.4	$18,734.4
Prepaid expenses and other current assets	326.0	431.4
Accounts receivable	507.8	—
Related party receivable	—	23.3

Total current assets	10,642.2	19,189.1

Property, plant and equipment	87.4	62.1
Right-of-Use Assets	507.1	—

Total assets	11,236.7	$19,251.2

Liabilities and Stockholders’ deficit
Current liabilities:
Accounts payable	$268.7	$811.5
Related party payable	—	95.5
Convertible promissory notes	4,123.9	—
Derivative liability	14,905.3	—
Current portion of Operating lease liability	149.4	—

Total current liabilities	19,447.3	907.0
Long-Term Operating lease liability	362.0	—
Convertible promissory notes	—	2,085.2
Derivative liability	—	75,355.2

Total liabilities	19,809.3	78,347.4

Commitments and contingencies (Note 11)
Stockholders’ equity:
Common Stock $0.000001 par value – 120,000,000 shares authorized, 100,000,000 shares issued and outstanding
Accumulated Deficit	(8,572.6)	(59,096.2)

Total stockholders’ equity	(8,572.6)	(59,096.2)

Total liabilities and Stockholders’ deficit	11,236.7	$19,251.2

The Notes to the Consolidated Financial Statements are an integral part of these statements.

F-F-20

TRUMP MEDIA & TECHNOLOGY GROUP CORP.
Consolidated Statement of Operations
For the twelve month period ended December 31, 2022 and December 31, 2021

	Twelve Month Period Ended
(in thousands except share and per share data)	December 31, 2022	December 31, 2021 (Restated)

Revenues	$1,470.5	$—
Cost of revenue	54.5	—

Gross profit	1,416.0	2,123.3

Operating costs and expenses
Research and development	13,633.1	2,571.3
Sales and marketing	625.9	381.7
General and administration	10,345.6	3,419.2
Depreciation & amortization	58.7	6.5

Loss from operations	(23,247.3)	(6,378.7)
Other income – related party	—	2,123.3
Interest expense	(2,038.7)	(654.3)
Change in fair value of derivative liabilities	75,809.9	(54,186.4)

Profit/(loss) from operations before income taxes	50,523.8	(59,096.1)
Income tax expense/(benefit)	0.2	—

Net profit/(loss)	$50,523.6	$(59,096.1)

Profit/(loss) per Share attributable to common stockholders:
Basic	0.51	(0.59)

Diluted*	0.51	(0.59)

Weighted Average Shares used to compute net profit/ loss per share attributable to common stockholders:
Basic	100,000,000	100,000,000
Diluted	100,000,000	100,000,000

*
Loss per share attributable to common stockholders for diluted calculation is based on the Basic weighted shares as these are not dilutive. The Basic and diluted loss per share attributable to common stockholders are therefore the same.

The Notes to Consolidated Financial Statements are an integral part of these statements.

F-F-21

TRUMP MEDIA & TECHNOLOGY GROUP CORP.
Consolidated Statement of Stockholders’ Deficit
For the twelve month periods ended December 31, 2022 and December 31, 2021

Twelve month period ended December 31, 2022
(in thousands)	Paid in Capital		Accumulated Deficit	Total Stockholders’ Deficit
Balance at December 31, 2021		$—	$(59,096.2)	$(59,096.2)
Net loss		—	(48,187.9)	(48,187.9)

Balance at March 31, 2022		$—	$(107,284.1)	$(107,284.1)
Net profit		—	77,147.3	77,147.3

Balance at June 30, 2022		—	(30,136.8)	(30,136.8)
Net profit		—	12,545.4	12,545.4

Balance at September 30, 2022		—	(17,591.4)	(17,591.4)
Net profit		—	9,018.8	9,018.8

Balance at December 31, 2022	$		$(8,572.6)	$(8,572.6)

Twelve month period ended December 31, 2021
(in thousands)	Paid in Capital		Accumulated Deficit	Total Stockholders’ Deficit
Balance at February 8, 2021 (inception)		$—	$—	$—
Net loss		—	(65.0)	(65.0)

Balance at March 31, 2021		$—	$(65.0)	$(65.0)
Net loss		—	(800.9)	(800.9)

Balance at June 30, 2021		—	(865.9)	(865.9)
Net loss		—	(5,319.9)	(5,319.9)

Balance at September 30, 2021		—	(6,185.8)	(6,185.8)
Net profit		—	(52,910.4)	(52,910.4)

Balance at December 31, 2021	$		$(59,096.2)	$(59,096.2)

Paid in Capital of 10,000 shares of common stock, each having a par value of $0.000001 was converted to 100,000,000 shares, each having a par value of $0.000001. Total value of paid in capital = $100
The Notes to the Consolidated Financial Statements are an integral part of these statements.

F-F-22

TRUMP MEDIA & TECHNOLOGY GROUP CORP.
Consolidated Statement of Cash Flows
For the twelve month periods ended December 31, 2022 and December 31, 2021

	Twelve Month Period Ended
(in thousands)	December 31, 2022	December 31, 2021
Cash flows from operating activities
Net income/(loss)	$50,523.6	$(59,096.2)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash interest expense on debt	2,038.7	653.9
Change in fair value of derivative liability	(75,809.9)	54,186.4
Depreciation	59.1	6.5
Non-cash charge for operating lease	4.3	—
Related party receivable	23.3	(23.3)
Prepaid expenses and other current assets	105.3	(431.3)
Accounts Receivable	(507.8)	—
Accounts payable	(542.7)	811.5
Related party payable	(95.5)	95.5

Net cash used in operating activities	(24,201.5)	(3,797.0)
Cash flows used in investing activities
Purchases of property, plant and equipment	(84.5)	(68.6)

Net cash used in investing activities	(84.5)	(68.6)
Cash flows provided by financing activities
Proceeds from convertible promissory notes	15,360.0	22,600

Net cash provided by financing activities	15,360.0	22,600

Net change in cash	(8,926.0)	18,734.4
Cash, beginning of period	18,734.4	—

Cash, end of period	$9,808.4	$18,734.4

Supplemental disclosure of cash flow information
Cash paid for interest	$—	$—
Cash paid for taxes	—	—
Non cash investing and financing activities
Costs associated with convertible notes	$—	$240.0
The Notes to the Consolidated Financial Statements are an integral part of these statements.

F-F-23

TRUMP MEDIA & TECHNOLOGY GROUP CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 - DESCRIPTION OF BUSINESS
The accompanying financial statements include the historical accounts of Trump Media & Technology Group Corp. (“TMTG”). TMTG, incorporated in the state of Delaware and headquartered in Sarasota, Florida, is creating a media and technology company rooted in social media, digital streaming, information technology infrastructure, and more. TMTG’s initial product launch will focus on its social media platform, Truth Social, which encourages an open, free, and honest global conversation without discriminating against political ideology. We continue to review potential future product launches while focusing on our flagship product. Trump Media & Technology Group Corp. changed its name from Trump Media Group Corp. in October 2021.
NOTE 2 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
In connection with the preparation of the financial statements of the Company as of and for the nine months ended September 30, 2023, the Company determined that there were errors related to the classification of income in the proper period in the previously issued 2022 and 2021 financial statements.
In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company determined that the errors were material to its previously issued financial statements. Therefore, the Company concluded that the previously issued financial statements should be restated. The related party sales in 2021 amounted to $2,123,296 related to a licensing agreement with one of the Stockholders. The earnings from the licensing arrangement were originally classified as net sales from related parties and is now classified as other income from related parties. The restatement has no impact on loss from operations before income taxes, or on the Statement of Stockholders Deficit, Consolidated Balance Sheet, or Consolidated Statement of Cash Flows.
The following tables summarize the effect of the restatement on each financial statement line item for the twelve months ended December 31, 2021:

(in thousands)	As previously reported	Adjustments	As restated
Revenues
Net sales – related party	2,123.3	(2,123.3)	—
Cost of revenue	—	—	—

Gross profit	2,123.3	(2,123.3)	—

Operating costs and expenses
Research and development	2,571.3	—	2,571.3
Sales and marketing	381.7	—	381.7
General and administration	3,419.2	—	3,419.2
Depreciation & amortization	6.5	—	6.5

Loss from operations	(4,255.4)	(2,123.3)	(6,378.7)
Other income – related party	—	2,123.3	2,123.3
Interest expense	(654.3)	—	(654.3)
Change in fair value of derivative liabilities	(54,186.4)	—	(54,186.4)

Profit/(loss) from operations before income taxes	(59,096.1)	—	(59,096.1)

F-F-24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES
Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).
Liquidity and going concern
TMTG commenced operations on February 8, 2021 and began the initial launch of its social media platform in the first quarter of 2022. The business used cash from operations of $28,000,000 from February 8, 2021 (inception) through December 31, 2022 funded by $37,960,000 of proceeds from the issuance of convertible promissory notes. The term of these notes range between 18 and 36 months; however, each has an accelerated retirement feature in the event of default by the Company. Interest will be accrued between 5% and 10% annually based on the simple interest method (365 days per year).
In October of 2021, TMTG entered into a definitive merger agreement with a special purpose acquisition corporation (SPAC), Digital World Acquisition Corp. (DWAC), a Delaware corporation. The companies expect to consummate the merger in the coming quarters, combining TMTG’s operations with DWAC’s balance sheet (i.e. cash in trust net of redemptions and fees). The parties to the agreement intend to effect the merger of DWAC and its subsidiaries with and into TMTG, with TMTG continuing as the surviving entity. As a result of which, all of the issued and outstanding capital stock of TMTG shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each of TMTG’s stockholders to receive its pro rata share of the stockholder merger consideration subject to the conditions set forth in the merger agreement and in accordance with the applicable provisions of the Delaware General Corporation Law. The agreement was amended on May 11, 2022.
As publicly disclosed by Digital World Acquisition Corp. in an
8-K
filing, “on June 27, 2022, TMTG
received
a subpoena from the SEC seeking documents relating to, among other things, Digital World and other potential counterparties for a business transaction involving TMTG. Digital World has also been informed that on December 30, 2022, TMTG was served with a subpoena, issued by a federal grand jury sitting in the Southern District of New York, seeking a subset of the same or similar documents demanded in subpoenas to Digital World and its directors. Certain current and former TMTG personnel have also received individual grand jury subpoenas.” As publicly disclosed by TMTG in a press release, “TMTG will continue cooperating fully with inquiries into our planned merger and will comply with subpoenas we’ve received, none of which were directed at the company’s Chairman or CEO.”
On December 22, 2022, Mr. W. Moss resigned as director of the Company. Based on information subsequently provided to the Company, the Company understands that Mr. Moss’s resignation did not result from any disagreement with the Company concerning any matter relating to the Company’s operations, policies or practices. Mr. Moss was replaced by Mr. D. Scavino during February 2023. Mr. D. Scavino continues to consult to the Company. This arrangement is similar to the consulting agreement with Mr. K. Patel, also a current board member.
During the 12 months following the signing of these financial statements, management has substantial doubt that the Company will have sufficient funds to meet its liabilities as they fall due, including liabilities related to promissory notes previously issued by the Company. Sufficient funds during this period are directly conditional on completion of the merger by December 31, 2023. Bridge funding during the period leading up to the merger ranging between $5 million and $50 million is required depending on convertible note maturity dates, and if note holders decide to extend or call their respective outstanding notes. Management is currently in discussions with

25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

certain existing note holders regarding options for extension of maturity dates. The Company believes that it may be difficult to raise additional funds through traditional financing sources in the absence of material progress toward completing its merger with DWAC.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the financial statements relate to and include, but are not limited to, the valuation of convertible promissory notes and derivative liabilities.
Principles of Consolidation
The consolidated financial statements include the financial statements of the Company and its majority owned subsidiaries and have been prepared in accordance with Accounting Principles Generally Accepted in the United States (“GAAP”). All intercompany transactions have been eliminated.
Cash
Cash represents bank accounts and demand deposits held at financial institutions. Cash is held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) limitations. No losses were incurred for those balances exceeding the limitations.
Prepaid expenses and other current assets
Other receivables consist of prepaid rent, insurance and prepaid data costs.
Property, Plant and Equipment
Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Useful lives for property, plant and equipment are as follows:

Asset Type	Range
Furniture and computer equipment	2 -5 years
Expenditures which substantially increase value or extend useful lives are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Gains and losses are recorded on the disposition or retirement of property, plant and equipment based on the net book value and any proceeds received.
Long-lived fixed assets held and used are reviewed for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Circumstances such as the discontinuation of a line of service, a sudden or consistent decline in the sales forecast for a product, changes in technology or in the way an asset is being used, a history of operating or cash flow losses or an adverse change in legal factors or in TMTG climate, among others, may trigger an impairment review. If such indicators are present, TMTG performs undiscounted cash flow analyses to determine if impairment exists. The asset value would be deemed impaired if the undiscounted cash flows generated did not exceed the carrying value of the asset. If impairment is determined to exist, any related impairment loss is calculated based on fair

F-F-26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value. There were no triggering events identified that necessitated an impairment test over property, plant and equipment. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See
Note 5 -Property, plant and equipment
for further detail.
Capitalized software costs
The Company capitalizes costs related to its major service products and certain projects for internal use incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred.
Internal-use
software is amortized on a straight-line basis over its estimated useful life, which is generally five to ten years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. As of the period ended December 31, 2022 there were no capitalized software costs.
Revenue Recognition
The Company records revenue in accordance with ASC 606. The Company determines the amount of revenue to be recognized through application of the following steps- Identification of the contract, or contracts with a customer; - Identification of the performance obligations in the contract; - Determination of the transaction price; - Allocation of the transaction price to the performance obligations in the contract; and - Recognition of revenue when or as the Company satisfies the performance obligations.
The Company entered into advertising contractual arrangements with advertising manager service companies. The advertising manager service companies provide advertising services through their Ad Manager Service Platform on the Truth Social website to customers. The Company determines the number of Ad Units available on its Truth Social website. The advertising manager service companies have sole discretion over the terms of the auction and all payments and actions associated therewith. Prices for the Ad Units are set by an auction operated and managed by these companies. The Company has the right to block specific advertisers at its sole reasonable discretion, consistent with applicable laws, rules, regulations, statutes, and ordinances. The Company is an agent in these arrangements, and recognizes revenue for its share in exchange for arranging for the specified advertising to be provided by the advertising manager service companies. The advertising revenues are recognized in the period when the advertising services are provided.
Cost of revenue
Cost of revenue primarily encompasses expenses associated with generating advertising revenue. These costs are determined by allocating staff direct and indirect costs proportionately, including depreciation, based on the time spent managing the agency relationships with external vendors. These costs are confined to activities related to coordinating with these third-party vendors as the third-party vendors are responsible to control and facilitate the delivery of advertising services.
Research and development
Research and development expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation, for our engineers and other employees engaged in the research and development of our products and services. In addition, research and development expenses include amortization of acquired intangible assets, allocated facilities costs, and other supporting overhead costs.
Marketing and sales
Sales and marketing expenses consist primarily of personnel-related costs, including salaries, commissions, benefits and stock-based compensation for our employees engaged in sales, sales support, business development

F-F-27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and media, marketing, corporate communications and customer service functions. In addition, marketing and sales-related expenses also include advertising costs, market research, trade shows, branding, marketing, public relations costs, amortization of acquired intangible assets, allocated facilities costs, and other supporting overhead costs.
Selling, general and administrative expenses
General and administrative expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation, for our executive, finance, legal, information technology, human resources and other administrative employees. In addition, general and administrative expenses include fees and costs for professional services, including consulting, third-party legal and accounting services and facilities costs and other supporting overhead costs that are not allocated to other departments.
Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Income tax amounts are therefore recognized for all situations where the likelihood of realization is greater than 50%. Changes in recognition or measurement are reflected in income tax expense in the period in which the change in judgment occurs. Accrued interest expense and penalties related to uncertain tax positions are recorded in Income Tax Expense.
See Note 7 - Income Taxes
for further detail.
Commitments and contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. The Company has no liabilities for loss contingencies.
Recently issued accounting standards
In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
2019-12, Simplifying
the Accounting for Income Taxes (Topic 740). ASU
2019-12
removes certain exceptions for performing intraperiod tax allocations, recognizing deferred taxes for investments, and calculating income taxes in interim periods. The guidance also simplifies the accounting for franchise taxes, transactions that result in a step-up
in the tax basis of goodwill, and the effect of enacted changes in tax laws or rates in interim periods. The Company adopted ASU
2019-12
in the first quarter of 2021 and the adoption had no material impact to the Company’s consolidated financial statements.
In February 2016, the FASB issued Accounting Standards Update
No. 2016-02,
“Leases (Topic 842)” (“ASU
2016-02”),
which requires lessees to record most leases on their balance sheets but recognize the expenses on their statements of operations in a manner similar to current accounting rules. ASU
2016-02
states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use
asset for the right to use the underlying asset for the lease term. The new standard is effective for interim and annual periods

F-F-28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

beginning after December 15, 2021 (i.e. calendar periods beginning on January 1, 2022) on a modified retrospective basis. All leases are operating leases.
See Note 6, “Leases.”
All leases other than those disclosed as
Right-to-Use
leases are short term in nature with a term less than 12 months.
NOTE 4 – ACQUISITION
In October 2021, the Company acquired 100% of the ownership in T Media Tech LLC for a nominal value. The results of T Media Tech LLC since October 13, 2021 are included in the Company’s Consolidated Statement of Operations. Pro forma results have not been presented as the acquisition is not considered individually significant to the consolidated results of the Company.
NOTE 5 - PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of the following:

(in thousands)	December 31, 2022	December 31, 2021
Property, plant and equipment
Furniture and equipment	$34.5	$—
Computer equipment	118.6	68.6
Accumulated depreciation	(65.7)	(6.5)

Property, plant and equipment, net	$87.4	$62.1

NOTE 6 - LEASES
As of December 31, 2022, minimum commitments under the Company leases, were as follows:

(in thousands)	December 31, 2022	December 31, 2021
Next year	$201.3	$461.3
Year 2-5	397.5	—

	598.9	461.3

NOTE 7 - INCOME TAXES
The following reconciles the total income tax benefit, based on the U.S. Federal statutory income tax rate of 21% for the period ended December 31, 2022, with TMTG’s recognized income tax expense:

	Twelve Month Period Ended
(in thousands)	December 31, 2022	December 30, 2021
U.S. Statutory federal income tax expense/(benefit)	$10,610.0	$(12,410.2)
Permanent items
State income taxes, net of federal effect	2,632.9	(2,632.9)
Non-Deductible Expenses	$3.0	—
Change in valuation allowance	$(13,245.9)	15,043.1

Income tax expense	$—	$—

F-F-29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of December 31, 2022 are as follows:

(in thousands)	December 31, 2022	December 31, 2021
Deferred tax assets
Convertible promissory notes and derivative liability	$—	$13,941.5
Software and other deferred assets	1,810.5	—
Net operating loss (NOL)	4,478.1	1,119.1

Total deferred tax assets	6,288.6	15,060.6
Deferred tax liabilities
Property, plant & equipment	$(18.2)	$(17.5)
Convertible promissory notes and derivative liability	(4,473.2)	—

Total deferred tax liabilities	(4,491.4)	(17.5)

Net deferred tax assets	1,797.2	15,043.1
Valuation allowance	(1,797.2)	(15,043.1)

Net deferred tax, net of valuation allowance	—	—

As of December 31, 2022, TMTG had US Federal net operating loss carryforwards (“NOLs”) with a tax benefit of $4,478,110 (December 31, 2021: $1,119,050).
NOTE 8 – OTHER INCOME – RELATED PARTY, RELATED PARTY RECEIVABLE AND PAYABLE
There was no other income – related party sales for the period. The other income – related party in 2021 amounted to $2,123,296 related to a licensing agreement with one of the Stockholders. At the end of fourth quarter 2021, $23,296 was still outstanding.
TMTG was assigned net revenue from a series of public appearances by President Trump in accordance with a licensing arrangement. The income was valued on a dollar-for-dollar basis with the underlying sales. TMTG did not incur any costs in connection with such assigned sales.
In terms of the agreement, these sales were made in the fourth quarter of 2021 and final payment was made to TMTG, in accordance with the license agreement, in February of 2022. Related party payable is operational funding of $95,518 received from two of the Stockholders during the first quarter of 2021, which was repaid in May of 2022. The operational funding carried no specific repayment terms or interest charges.
NOTE 9 – CONVERTIBLE PROMISSORY NOTES
Notes 1 to 7 are Convertible Promissory Notes issued from May 2021 through October 2021 with a cumulative face value of $5,340,000, maturity of 24 months from each respective issuance date and interest will be accrued at 5% based on the simple interest method (365 days year) for each note. Each of Notes 1-7 contemplates multiple plausible outcomes that include conversion upon a Qualified SPAC Business Combination (“SPAC”) and at least one of the following conversion triggers: Qualified Initial Public Offering (“IPO”), private equity transaction and/or change of control. All outstanding principal of these Notes, together with all accrued but unpaid interest on such principal, will convert to equity. The number of shares of Company stock to be issued to the Lender upon conversion of the Notes in the event of a completed SPAC transaction will be the number of shares of the Company Stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding, divided by $4.00. In other, non-SPAC conversion scenarios, the

F-F-30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

number of shares of Company stock to be issued to the Lender upon conversion of the Notes is variable based on the application of an automatic discounted share-settlement feature. For Notes 1 and 2, the number of shares of Company stock to be issued to the Lender upon a non-SPAC conversion event will be the number of shares of Company stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by 40% of the initial public offering price per share of a qualified initial public offering. For Notes 3-7, the number of shares of Company stock to be issued to the Lender upon a non-SPAC conversion event will be the number of shares of Company stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by 40% of (i) the initial public offering price per share of a qualified initial public offering, (ii) the price per share as determined by the valuation of the Company in connection with a qualified private equity raise, or (iii) in the case of a change of control, the price per share determined in accordance with the Company’s then current fair value determined by an independent valuation firm.
Notes 8 to 12 are Convertible Promissory Notes issued from November 2021 through December 2021 with a cumulative face value of $17,500,000, maturity of between 18 months and 36 months and interest will be accrued at a range between 5% and 10% based on the simple interest method (365 days year) for each note. Notes 8 to 12 are convertible simultaneously with the completion of a Qualified SPAC Business Combination (“SPAC”) merger agreement or Qualified Initial Public Offering (“IPO”). All outstanding principle of these Notes, together with all accrued but unpaid interest on such principal, shall convert to equity. The number of shares of Company stock to be issued to the Lender upon conversion of the Notes shall be the number of shares of the Company Stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by either US$25, US$21 or US$20 subject to the respective conditions of the individual Notes; provided, however, in the event that the stock price quoted for the Company on NASDAQ or The New York Stock Exchange (as applicable) at the time of the closing of the Qualified SPAC Business Combination (the “TMTG Stock Price”) is less than either $50 per share, $42 per share, $40 per share subject to the respective conditions of the individual Notes, then the Conversion Price shall be reset to 50% of the then current TMTG Stock Price subject to a floor of $10 per share.
Notes 13 to 18 are Convertible Promissory Notes issued from January 2022 through March 2022 with a cumulative face value of $15,360,000, maturity of 18 months and interest will be accrued at a range between 5% and 10% based on the simple interest method (365 days year) for each note. Notes 13 to 18 are convertible simultaneously with the completion of a Qualified SPAC Business Combination (“SPAC”) merger agreement or Qualified Initial Public Offering (“IPO”). All outstanding principle of these Notes, together with all accrued but unpaid interest on such principal, shall convert to equity. The number of shares of Company stock to be issued to the Lender upon conversion of the Notes shall be the number of shares of the Company Stock (rounded to the nearest whole share) equal to the quotient of: (a) the principal plus accrued interest on the Notes then outstanding (b) divided by either US$25 or US$21 subject to the respective conditions of the individual Notes; provided, however, in the event that the stock price quoted for the Company on NASDAQ or The New York Stock Exchange (as applicable) at the time of the closing of the Qualified SPAC Business Combination (the “TMTG Stock Price”) is less than either $50 per share or $42 per share subject to the respective conditions of the individual Notes, then the Conversion Price shall be reset to 50% of the then current TMTG Stock Price subject to a floor of $10 per share.
The Company determined the automatic discounted share-settlement feature upon certain events (e.g., SPAC, IPO, change in control, etc.) is an embedded derivative requiring bifurcation accounting as (1) the feature is not clearly and closely related to the debt host and (2) the feature meets the definition of a derivative under ASC 815 (Derivative and Hedging). Subsequent changes to the fair value of the embedded derivative flows through the income statement. The Debt (net of initial debt discount and any related debt issuance costs recorded) is accreted

F-F-31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

using the effective interest rate method under ASC 835 (Interest) until maturity. The Convertible Promissory Notes (debt host) are not subject to Subtopic
480-10.

(in thousands)	December 31, 2022	December 31, 2021
Convertible Promissory Notes
Notes 1 to 7	$5,340.0	$5,340.0
Notes 8 to 12	17,500.0	17,500.0
Notes 13 to 18	15,360.0	—

	38,200.0	22,840.0
Debt Issuance costs	(240.0)	(240.0)

Nominal value of Convertible Promissory Notes	37,960.0	22,600.0
Derivative liability Component	(36,528.7)	(21,168.7)

Liability component at date of issue	1,431.3	1,431.3
Interest charged	2,692.6	653.9
Interest paid	—	—

Total Liability component	$4,123.9	$2,085.2
Less: Short-term liability component	(4,123.9)	—

Liability component at December 31, 2022 and December 31, 2021	—	2,085.2

Embedded feature Component
Derivative liability Component	36,528.7	21,168.7
Change in fair value of Embedded derivative	(21,623.5)	54,186.5

Total Derivative Liability Component	14,905.3	75,355.2
Less: Short-term Derivative Liability Component	(14,905.3)	—

Derivative Liability Component at December 31, 2022 and December 31, 2021	$—	$75,355.2

The interest charged for the period is calculated by applying the effective interest rate range of between 55.7% to 100%+ to the liability component for the period since the respective notes were issued.
NOTE 10 - FAIR VALUE MEASUREMENT
The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2. Significant other inputs that are directly or indirectly observable in the marketplace.
Level 3. Significant unobservable inputs which are supported by little or no market activity.

F-F-32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All of the Company’s cash is classified within Level 2 because the Company’s cash is valued using pricing sources and models utilizing observable market inputs. The Convertible promissory notes are classified as Level 3 due to significant unobservable inputs.

	As of December 31, 2022
(in thousands)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash
Cash		9,808.4
Current Liabilities
Convertible promissory notes			4,123.9
Derivative liability			14,905.3
Liabilities
Convertible promissory notes
Derivative liability

	As of December 31, 2021
(in thousands)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash
Cash		18,734.4
Liabilities
Convertible promissory notes			2,085.2
Derivative liability			75,355.2
The estimated fair value of the conversion feature of the Derivative liability is based on traditional valuation methods including Black-Scholes option pricing models and Monte Carlo simulations.
NOTE 11 – STOCKHOLDERS’ EQUITY
At inception, the total number of shares of all classes of capital stock that the Company was authorized to issue was 11,000 shares of Company Stock, each having a par value of $0.000001, of which 10,000 shares were issued and outstanding, and an additional 1,000 shares were authorized for issuance in connection with the Company’s Equity Incentive Plan.
In October 2021, the total number of shares of Common Stock authorized was increased to 110,000,000, each having a par value of $0.000001. Each share of the Company’s Common Stock, automatically and without any action on the part of the Company or any respective holders thereof, was reclassified into ten thousand (10,000) shares of the Company’s Common Stock, $0.000001 par value per share, resulting in 110,000,000 shares authorized, of which 100,000,000 shares were issued and outstanding, and an additional 7,500,000 shares were authorized for issuance in connection with the Company’s Equity Incentive Plan.
In January 2022, the total number of shares of the Company’s Common Stock authorized was increased to 120,000,000, each having a par value of $0.000001, of which 100,000,000 shares were issued and outstanding, and an additional 7,500,000 shares were authorized for issuance in connection with the Company’s Equity Incentive Plan.

F-F-33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12 - COMMITMENTS AND CONTINGENCIES
In August, TMTG irrevocably terminated all agreements with one of its vendors due to a material breach by the vendor, and TMTG reserved numerous affirmative claims against the vendor. TMTG determined during this quarter that payment of existing invoices, future invoices, or litigation expenses is “not probable”. Therefore, TMTG has not accrued for a related loss contingency. The total amount of liability of $1.7 million was reversed during this period. TMTG further reversed $0.5 million of additional liabilities during the current period related to vendors who relied on erroneous interpretation of supply contracts.
Based on current known facts and circumstances, the Company currently believes that any liabilities ultimately resulting from ordinary course claims and proceedings will not individually or in aggregate, have a material adverse effect on the Company’s financial position, results of operations or cash flows.
NOTE 13 – SUBSEQUENT EVENTS
In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2022, up to the date the Company issued the financial statements.
As of December 31, 2022, Donald J. Trump (“DJT”) has the unilateral right to terminate the License Agreement, as amended, between and among DJT, TMTG, and DTTM Operations, LLC, pursuant to which TMTG obtained certain rights related to the name, image, and likeness of DJT. As of the date hereof, DJT has not terminated or taken steps to terminate the License Agreement.
On February 14, 2023, a trademark for “Truth Social” in classes 21 and 25 was registered with the U.S. Patent and Trademark Office (“USPTO”) by T Media Tech LLC, a wholly-owned subsidiary of TMTG. Trademark applications for “Truth Social” in classes 9 and 42; for “RETRUTH” in classes 9, 35, 38, 41, 42, and 45; and “TRUTHSOCIAL” in classes 9, 35, 38, 41, 42, and 45 are the subject of suspension notices received from USPTO on October 24, 2022; January 13, 2023; and February 14, 2023, respectively. Several additional trademark applications remain pending, but have not been the subject of adverse action by USPTO.
On February 16, 2023, TMTG’s Board of Directors held a special meeting. At the meeting, the board appointed Daniel Scavino to fill the board vacancy created by the resignation of Wes Moss and ratified certain past corporate actions pursuant to Delaware law. The board also authorized an increase in TMTG’s share count to 1,000,000,000 shares, but such increase has not been approved by TMTG’s shareholders nor given effect via the filing of amended certificate of incorporation with the Delaware Secretary of State. As such, the number of TMTG’s authorized shares remains 120,000,000.
On March 1, 2023, TMTG eliminated several positions. This action followed a review of all departments, most significantly impacted TMTG’s streaming video on demand (SVOD) and infrastructure teams, and was primarily attributable to unprecedented obstruction of TMTG’s planned merger with DWAC by the Securities and Exchange Commission (“SEC”)—and concomitant delay in TMTG’s access to capital that TMTG would receive upon the successful completion of such merger. All former employees whose positions were eliminated in March 2023 signed separation agreements. Separately, a former employee whose employment was terminated in June 2022 (and who had declined at that time to sign a separation agreement), filed a wage claim with the New Hampshire Department of Labor on or about June 1, 2023. The former employee has agreed to dismiss the claim pursuant a settlement agreement executed on June 29, 2023, under which TMTG will pay the former employee $25,000.

F-F-34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 3, 2023, TMTG CEO Devin Nunes—in his personal capacity—sued several defendants, including a former TMTG employee, in Florida state court. TMTG is not a party to that proceeding, which is ongoing as of the date hereof.
The first of TMTG’s convertible promissory notes reached maturity in May 2023, though TMTG’s repayment obligation pursuant to any such note is generally only triggered by a written demand of the lender on or after the maturity date. On June 26, 2023, TMTG received a “demand for payment” from lender ES Family Trust, whose promissory note with a face value of $2,000,000 reached its maturity date on June 23, 2023. The demand sought “payment or acceptable payment arrangements” within five days following TMTG’s receipt thereof. On July 7, 2023, ES Family Trust withdrew its demand and agreed to extend the term of its promissory note for an additional twelve months from June 23, 2023. Other subsequent events related to TMTG’s promissory notes include the following:

•
A broker’s note (with a face value of $140,000) reached its maturity date on May 7, 2023. TMTG anticipates negotiating an extension for such broker’s note, provided TMTG is able to negotiate an extension for an associated note with a face value of $2,000,000.

•
A note (with a face value of $2,000,000) reached maturity on May 19, 2023. TMTG and the lender subsequently agreed to extend the maturity date of such note until May 19, 2024, and executed an amended and restated note effective June 6, 2023. TMTG anticipates negotiating an extension for a related broker’s note, which reached its maturity date on May 26, 2023.

•
A lender whose note (with a face value of $4,200,000) reaches its maturity date on December 24, 2024, has asserted a “Most Favored Nation” covenant in the note has the effect of accelerating the maturity date of such note—and, pursuant to such assertion, issued a demand for payment on June 30, 2023. On July 7, 2023, the lender further asserted that TMTG had defaulted on its obligations under the note that reaches its maturity date on December 24, 2024, and under a second note (with a face value of $2,000,000) that reaches its maturity date on August 3, 2023. Also on July 7, 2023, counsel for TMTG sent a letter for the lender denying each of the foregoing assertions.

•
Two notes (with a face value of $5 million and $5.3 million, respectively), reached their maturity date on June 30, 2023. Both lenders have indicated they do not presently intend to make a demand for payment. Absent an extension, a substantial number of TMTG’s other notes and note-related financial obligations, with an aggregate principal of $15,493,000, will reach their respective maturity dates between July 24, 2023, and November 23, 2023.

On May 20, 2023, TMTG filed suit in Florida state court against the Washington Post in connection with false and defamatory statements about TMTG in a May 13, 2023 article. That matter remains pending, and TMTG has entered into a contingency fee arrangement with TMTG’s counsel in that case. On May 17 and 18, 2023, TMTG received inquiries from Chase bank that purportedly related to routine diligence, but on information and belief were prompted by the defamatory Washington Post article. Via a May 22, 2023 letter, TMTG admonished Chase not to republish the defamatory statements or take adverse action against TMTG’s account. TMTG subsequently opened accounts at another bank.
On or about June 22, 2023, was the potential expiry date of an exclusivity provision of the License Agreement which generally requires that DJT channel his personal social media communications to TMTG’s Truth Social platform six hours before posting the same communications on a non-TMTG
social media platform. Because neither TMTG nor DJT terminated this provision, it automatically renewed for an additional 180 days.
On June 23, 2023, DWAC filed with the SEC a draft proxy statement regarding an amendment to DWAC’s corporate documents that would, in pertinent part, extend DWAC’s deadline to complete a business combination (including its planned merger with TMTG) from September 8, 2023, to no later than September 8, 2024.

F-F-35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

One June 29, 2023, three individuals—including a former DWAC director—were arrested and criminally charged by the Department of Justice (“DOJ”) in connection with alleged insider trading of DWAC securities. These individuals have no affiliation with TMTG and—on information and belief—TMTG is not the target of any Department of Justice enforcement action.
On July 3, 2023, DWAC publicly disclosed an agreement in principle with SEC staff to resolve an ongoing SEC enforcement inquiry into DWAC. TMTG is not a party to such agreement or—on information and belief—the target of any SEC enforcement action.

F-F-36

ANNEX A

Execution Version

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

by and among

DIGITAL WORLD ACQUISITION CORP.,

as the Purchaser,

DWAC MERGER SUB INC.,

as Merger Sub,

ARC GLOBAL INVESTMENTS II, LLC,

in the capacity as the Purchaser Representative,

CHIEF LEGAL OFFICER OF THE COMPANY,

in the capacity as the Seller Representative,

and

TRUMP MEDIA & TECHNOLOGY GROUP CORP.,

as the Company,

Dated as of October 20, 2021

A-i

4.4. Subsidiaries	A-20
4.5. Governmental Approvals	A-20
4.6. Non-Contravention	A-21
4.7. Financial Statements	A-21
4.8. Absence of Certain Changes	A-22
4.9. Compliance with Laws	A-22
4.10. Company Permits	A-22
4.11. Litigation	A-23
4.12. Material Contracts	A-23
4.13. Intellectual Property	A-24
4.14. Taxes and Returns	A-27
4.15. Real Property	A-28
4.16. Personal Property	A-28
4.17. Title to and Sufficiency of Assets	A-28
4.18. Employee Matters	A-29
4.19. Benefit Plans	A-30
4.20. Environmental Matters	A-32
4.21. Transactions with Related Persons	A-32
4.22. Insurance	A-33
4.23. Books and Records	A-33
4.24. Reserved	A-33
4.25. Certain Business Practices	A-33
4.26. Reserved	A-34
4.27. Investment Company Act	A-34
4.28. Finders and Brokers	A-34
4.29. Independent Investigation	A-34
4.30. Information Supplied	A-34
4.31. Disclosure	A-34

V. COVENANTS	A-35
5.1. Access and Information	A-35
5.2. Conduct of Business of the Company	A-35
5.3. Conduct of Business of the Purchaser	A-38
5.4. Annual and Interim Financial Statements	A-39
5.5. Purchaser Public Filings	A-40
5.6. No Solicitation	A-40
5.7. No Trading	A-41
5.8. Notification of Certain Matters	A-41
5.9. Efforts	A-42
5.10. Tax Matters	A-43
5.11. Further Assurances	A-43
5.12. The Registration Statement	A-43
5.13. Company Stockholder Meeting	A-45
5.14. Public Announcements	A-45
5.15. Confidential Information	A-45
5.16. Documents and Information	A-47
5.17. Post-Closing Board of Directors and Executive Officers	A-47
5.18. Indemnification of Officers and Directors; Tail Insurance	A-47
5.19. Trust Account Proceeds	A-48
5.20. PIPE Investment	A-48
5.21. Extension Expenses	A-48
5.22. Incentive Plan	A-48

A-ii

5.23. Material Disruptive Event	A-49
5.24. Supplement to Company Disclosure Schedules	A-49

VI. SURVIVAL AND INDEMNIFICATION	A-49
6.1. Survival	A-49
6.2. Indemnification	A-49
6.3. Limitations and General Indemnification Provisions	A-50
6.4. Indemnification Procedures	A-51
6.5. Indemnification Payments	A-52
6.6. Exclusive Remedy	A-53

VII. CLOSING CONDITIONS	A-53
7.1. Conditions of Each Party’s Obligations	A-53
7.2. Conditions to Obligations of the Company	A-54
7.3. Conditions to Obligations of the Purchaser	A-55
7.4. Frustration of Conditions	A-56

VIII. TERMINATION AND EXPENSES	A-57
8.1. Termination	A-57
8.2. Effect of Termination	A-58
8.3. Fees and Expenses	A-58

IX. WAIVERS AND RELEASES	A-58
9.1. Waiver of Claims Against Trust	A-58

X. MISCELLANEOUS	A-59
10.1. Notices	A-59
10.2. Binding Effect; Assignment	A-61
10.3. Third Parties	A-61
10.4. Arbitration	A-61
10.5. Governing Law; Jurisdiction	A-62
10.6. WAIVER OF JURY TRIAL	A-62
10.7. Specific Performance	A-62
10.8. Severability	A-62
10.9. Amendment	A-63
10.10. Waiver	A-63
10.11. Entire Agreement	A-63
10.12. Interpretation	A-63
10.13. Counterparts	A-64
10.14. Purchaser Representative	A-64
10.15. Seller Representative	A-65
10.16. Legal Representation	A-67

XI DEFINITIONS	A-67
11.1. Certain Definitions	A-67
11.2. Section References	A-77

INDEX OF EXHIBITS

Exhibit	Description

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Lock-Up Agreement

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of October 20, 2021 by and among (i) Digital World Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), (ii) DWAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) ARC Global Investments II, LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined below) for the stockholders of the Purchaser (other than the Company Security Holders (as defined below) as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), (iv) the Company’s General Counsel in the capacity as the representative from and after the Effective Time for the Company Stockholders (as defined below) as of immediately prior to the Effective Time in accordance with the terms and conditions of this Agreement (the “Seller Representative”), and (v) Trump Media & Technology Group Corp., a Delaware corporation (the “Company”). The Purchaser, Merger Sub, the Purchaser Representative, the Seller Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

A. The Company, directly and indirectly through its subsidiaries, is creating a media and technology company focused on social media, digital streaming, and podcasting;

B. The Purchaser owns all of the issued and outstanding capital stock of Merger Sub, which was formed for the sole purpose of the Merger (as defined below);

C. The Parties intend to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity (the “Merger”), as a result of which (i) all of the issued and outstanding capital stock of the Company immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Company Stockholder to receive its Pro Rata Share (as defined herein) of the Stockholder Merger Consideration (as defined herein), and (ii) the Company Options (as defined herein) and the Company RSUs (as defined herein) shall each be assumed (with equitable adjustments to the number and exercise price of such assumed Company Options and number of Company RSUs) by Purchaser with the result that such assumed Company Options and exchanged Company RSUs shall be replaced with Assumed Options and Exchanged RSUs (each as defined herein) exercisable or to be settled, as the case may be, into shares of Purchaser Common Stock, all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (as amended, the “DGCL”), all in accordance with the terms of this Agreement;

D. The boards of directors of the Company, the Purchaser and Merger Sub have each (i) determined that the Merger is fair, advisable and in the best interests of their respective companies and stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger;

E. The Purchaser has received voting and support agreements in the form attached as Exhibit A hereto (collectively, the “Voting Agreements”) signed by the Company and certain holders of Company Stock sufficient to approve the Merger and the other transactions contemplated by this Agreement;

F. Concurrently with and effective upon the Closing, each Significant Company Holder shall enter into (a) a Lock-Up Agreement with the Purchaser and the Purchaser Representative, the form of which is attached as Exhibit B hereto (each, a “Lock-Up Agreement”), and (b) a Non-Competition and Non-Solicitation Agreement in favor of the Purchaser and the Company, in the form to be mutually agreed between the Purchaser and the Company (each, a “Non-Competition Agreement”);

G. The Parties intend that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (as defined herein); and

H. Certain capitalized terms used herein are defined in Article XI hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

MERGER

1.1 Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the DGCL, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to the Company for periods after the Effective Time shall include the Surviving Corporation).

1.2 Effective Time. The Parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger for the merger of Merger Sub with and into the Company (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be specified in the Certificate of Merger, being the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

1.4 Tax Treatment. For federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368 of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

1.5 Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation and Bylaws of the Company, each as in effect immediately prior to the Effective Time, shall automatically be amended and restated in their entirety to read identically to the Certificate of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated Certificate of Incorporation and Bylaws shall become the respective Certificate of Incorporation and Bylaws of the Surviving Corporation, except that the name of the Surviving Corporation in such Certificate of Incorporation and Bylaws shall be amended to be a name mutually agreed upon by the Purchaser and the Company.

1.6 Directors and Officers of the Surviving Corporation. At the Effective Time, the board of directors and executive officers of the Surviving Corporation shall be the board of directors and executive officers of the Purchaser, after giving effect to Section 5.17, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

1.7 Amended Purchaser Charter. Upon the Effective Time, the Purchaser shall amend and restate its Amended and Restated Certificate of Incorporation in a form to be mutually agreed between the Purchaser and the Company (the “Amended Purchaser Charter”) which shall, among other matters, amend the Purchaser’s Certificate of Incorporation to (i) provide that the name of the Purchaser shall be changed to “Trump Media & Technology Group Corp.” or such other name as mutually agreed to by the Parties, (ii) provide for size and structure of the Post-Closing Purchaser Board in accordance with Section 5.17, and (iii) remove and change certain provisions in the Certificate of Incorporation related to the Purchaser’s status as a blank check company.

1.8 Merger Consideration.

(a) As consideration for the Merger, the Company Security Holders collectively, shall be entitled to receive from the Purchaser, in the aggregate, a number of Purchaser Securities with an aggregate value equal to (the “Merger Consideration”) (a) Eight Hundred Seventy-Five Million U.S. Dollars ($875,000,000), minus (b) the amount of Closing Net Debt, minus (c) the amount of any Transaction Expenses, with each Company Stockholder receiving for each share of Company Stock held (excluding any Company Securities described in Section 1.9(b)) a number of shares of Purchaser Common Stock equal to (i) the Per Share Price, divided by (ii) the Redemption Price (the “Conversion Ratio”) (the total portion of the Merger Consideration amount payable to all Company Stockholders (but excluding holders of Company Options) in accordance with this Agreement is also referred to herein as the “Stockholder Merger Consideration”); provided, that the Merger Consideration otherwise payable to Company Stockholders is subject to the withholding of the Escrow Shares deposited in the Escrow Account in accordance with Section 1.16, and after the Closing is subject to adjustment in accordance with Section 1.13 and reduction for the indemnification obligations of the Indemnifying Parties set forth in Article VI. The holders of Company Options shall receive such number of Assumed Options as described in Section 1.9(d) with such terms and conditions as described in Section 1.9(d). The holders of Company RSUs shall receive such number of Exchanged RSUs as described in Section 1.9(e) with such terms and conditions as described in Section 1.9(e).

(b) Additionally, after the Closing, subject to the terms and conditions set forth in this Agreement, the Company Stockholders shall have the contingent right to receive Earnout Shares as additional consideration if the requirements for receipt of such Earnout Share Payments as set forth in Section 1.17 are satisfied.

1.9 Effect of Merger on Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub:

(a) Company Stock. Subject to clauses (b), (d) and (e) below, all shares of Company Stock issued and outstanding immediately prior to the Effective Time will automatically be cancelled and cease to exist in exchange for the right to receive the Stockholder Merger Consideration (as it may be adjusted after the Closing pursuant to Section 1.13, and subject to the withholding of the Escrow Shares), with each Company Stockholder being entitled to receive its Pro Rata Share of the Stockholder Merger Consideration, without interest, upon delivery of the Transmittal Documents in accordance with Section 1.10. As of the Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation (other than the rights set forth in Section 1.15 below).

(b) Treasury Stock. Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, at the Effective Time, if there are any Company Securities that are owned by the Company as treasury shares or any Company Securities owned by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time, such Company Securities shall be cancelled and shall cease to exist without any conversion thereof or payment therefor.

(c) Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 1.15 and shall thereafter represent only the right to receive the applicable payments set forth in Section 1.15.

(d) Company Options. Each outstanding Company Option (whether vested or unvested) shall be assumed by the Purchaser and automatically converted into an option for shares of Purchaser Common Stock (each, an “Assumed Option”). Subject to the subsequent sentence, each Assumed Option will be subject to the terms and conditions set forth in the Company Equity Plan (except any references therein to the Company or Company Stock will instead mean the Purchaser and Purchaser Common Stock, respectively). Each Assumed Option shall: (i) have the right to acquire a number of shares of Purchaser Common Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of shares of Company Stock which the Company Option had the right to acquire immediately prior to the Effective Time, multiplied by (B) the Conversion Ratio; (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Company Option (in U.S. Dollars), divided by (B) the Conversion Ratio; and (iii) be subject to the same vesting schedule as the applicable Company Option. Notwithstanding the foregoing, in all cases, the exercise price and the number of shares of Purchaser Common Stock purchasable pursuant to the Assumed Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, that in the case of any Assumed Option to which Section 422 of the Code applies, the exercise price and the number of shares of Purchaser Common Stock purchasable pursuant to such Assumed Options shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. The Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Options remain outstanding, a sufficient number of shares of Purchaser Common Stock for delivery upon the exercise of such Assumed Option. From and after the Closing, the Company and the Purchaser shall not issue any new awards under the Company Equity Plan.

(e) Company RSUs. The Company RSUs that are outstanding immediately prior to the Effective Time, as listed on Schedule 1.9(e) shall, at the Effective Time, be converted into restricted stock units relating to shares of Purchaser Common Stock (such restricted stock units, the “Exchanged RSUs”). Subject to the subsequent sentence, each Exchanged RSU will be subject to the terms and conditions set forth in the Company Equity Plan (except any references therein to the Company or Company Stock will instead mean the Purchaser and Purchaser Common Stock, respectively). Each Exchanged RSU shall represent the right to settlement of shares of Purchaser Common Stock, equal to (as rounded down to the nearest whole number) (i) each share of Company Stock underlying the Company RSU, multiplied by (ii) the Conversion Ratio. Following the Effective Time, each Exchanged RSU shall be subject to materially the same terms and conditions as were applicable to the corresponding former Company RSU immediately prior to the Effective Time. At or prior to the Effective Time, the parties shall take all lawful actions that are necessary to effectuate the treatment of the Company RSUs pursuant to this Section 1.9(e). The Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Exchanged RSUs remain outstanding, a sufficient number of shares of Purchaser Common Stock for delivery upon the settlement of such Exchanged RSUs. From and after the Closing, the Company and the Purchaser shall not issue any new awards under the Company Equity Plan.

(f) Company Convertible Securities. Any Company Convertible Security other than Company Options and Company RSUs, if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Company Stock.

1.10 Surrender of Company Securities and Disbursement of Merger Consideration.

(a) Prior to the Effective Time, the Purchaser shall appoint its transfer agent, Continental Stock Transfer & Trust Company, or another agent reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of exchanging the certificates representing Company Stock (“Company Certificates”). At or prior to the Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Exchange Agent the Stockholder Merger Consideration (less the Escrow Shares, which will be deposited in the Escrow Account in accordance with Section 1.16). At or prior to the Effective Time, the Purchaser shall send, or shall cause the Exchange Agent to send, to each Company Stockholder, a letter of transmittal for use in such exchange, in a form to be mutually agreed between Purchaser and the Company (a “Letter of Transmittal”) (which shall specify that the delivery of Company Certificates in respect of the Stockholder Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent (or a Lost Certificate Affidavit)) for use in such exchange.

(b) Each Company Stockholder shall be entitled to receive its Pro Rata Share of the Stockholder Merger Consideration (less the Escrow Shares) in respect of the Company Stock represented by the Company Certificate(s) (excluding any Company Securities described in Sections 1.9(b) or 1.9(c)), as soon as reasonably practicable after the Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto (collectively, the “Transmittal Documents”): (i) the Company Certificate(s) for its Company Stock (or a Lost Certificate Affidavit), together with a properly completed and duly executed Letter of Transmittal and (ii) such other documents as may be reasonably requested by the Exchange Agent or the Purchaser. Until so surrendered, each Company Certificate shall represent after the Effective Time for all purposes only the right to receive such portion of the Stockholder Merger Consideration (subject to the withholding of the Escrow Shares, and as it may be adjusted after the Closing pursuant to Section 1.13) attributable to such Company Certificate.

(c) If any portion of the Stockholder Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the surrendered Company Certificate is registered immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any stockholders agreement with respect to the Company, each as in effect immediately prior to the Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and, (iii) the recipient such portion of the Stockholder Merger Consideration, or the Person in whose name such portion of the Stockholder Merger Consideration is delivered or issued, shall have already executed and delivered, if a Significant Company Holder, counterparts to a Lock-Up Agreement and Non-Competition Agreement, and such other Transmittal Documents as are reasonably deemed necessary by the Exchange Agent or the Purchaser and (iv) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) Notwithstanding anything to the contrary contained herein, in the event that any Company Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Company Certificate to the Exchange Agent, the Company Stockholder may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to the Purchaser (a “Lost Certificate Affidavit”). Any Lost Certificate Affidavit properly delivered in accordance with this Section 1.10(d) shall be treated as a Company Certificate for all purposes of this Agreement.

(e) After the Effective Time, there shall be no further registration of transfers of Company Stock. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, the Purchaser or the Exchange Agent, they shall be cancelled and exchanged for the applicable portion of the Stockholder Merger Consideration provided for, and in accordance with the procedures set forth in this Section 1.10. No dividends or other distributions declared or made after the date of this Agreement with respect to Purchaser Common Stock with a record date after the Effective Time will be paid to the holders of any Company Certificates that have not yet been surrendered with respect to the Purchaser Common Stock to be issued upon surrender thereof until the holders of record of such Company Certificates shall surrender such certificates (or provide a Lost Certificate Affidavit), if applicable, and provide the other Transmittal Documents. Subject to applicable Law, following surrender of any such Company Certificates (or delivery of a Lost Certificate Affidavit), if applicable, and delivery of the other Transmittal Documents, Purchaser shall promptly deliver to the record holders thereof, without interest, the certificates representing the Purchaser Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Purchaser Common Stock.

(f) All securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities. Any portion of the Stockholder Merger Consideration made available to the Exchange Agent pursuant to Section 1.10(a) and any Escrowed Property disbursed to the Escrow Agent in accordance with the Escrow Agreement that remains unclaimed by Company Stockholders two (2) years after the Effective Time shall be returned to the Purchaser, upon demand, and any such Company Stockholder who has not exchanged its Company Stock for the applicable portion of the Stockholder Merger Consideration in accordance with this Section 1.10 prior to that time shall thereafter look only to the Purchaser for payment of the portion of the Stockholder Merger Consideration in respect of such shares of Company Stock without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of the Surviving Corporation, the Purchaser or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) The Purchaser shall not issue Assumed Options for Company Options until it shall have received from each holder thereof a duly executed Letter of Transmittal with respect to such Company Option.

(h) Notwithstanding anything to the contrary contained herein, no fraction of a share of Purchaser Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby (including the Earnout Payments), and each Person who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Purchaser Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Purchaser Common Stock.

1.11 Effect of Transaction on Merger Sub Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

1.12 Closing Calculations. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement certified by the Company’s chief executive officer (the “Estimated Closing Statement”) setting forth a good faith calculation of the Company’s estimate of the Closing Net Debt and Transaction Expenses, in each case, as of the Reference Time, and the resulting Merger Consideration and Per Share Price based on such estimates, in reasonable detail including for each component thereof, along with the amount owed to each creditor of any of the Target Companies, and bank statements and other evidence reasonably necessary to confirm such calculations. Promptly upon delivering the Estimated Closing Statement to the Purchaser, if requested by the Purchaser, the Company will meet with the Purchaser to review and discuss the Estimated Closing Statement and the Company will consider in good faith the Purchaser’s comments to the Estimated Closing Statement and make any appropriate adjustments to the Estimated Closing Statement prior to the Closing, which adjusted Estimated Closing Statement, as mutually approved by the Company and the Purchaser both acting reasonably and in good faith, shall thereafter become the Estimated Closing Statement for all purposes of this Agreement. The Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

1.13 Merger Consideration Adjustment.

(a) Within ninety (90) days after the Closing Date, Purchaser’s Chief Financial Officer (the “CFO”) shall deliver to the Purchaser Representative and the Seller Representative a statement (the “Closing Statement”) setting forth (i) a consolidated balance sheet of the Target Companies as of the Reference Time and (ii) a good faith calculation of the Closing Net Debt and Transaction Expenses, in each case, as of the Reference Time, and the resulting Merger Consideration using the formula in Section 1.8(a). The Closing Statement shall be prepared, and the Closing Net Debt and Transaction Expenses and the resulting Merger Consideration and Merger Consideration Shares shall be determined in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

(b) After delivery of the Closing Statement, each of the Seller Representative and the Purchaser Representative, and their respective Representatives on their behalves, shall be permitted reasonable access to the books, records, working papers, files, facilities and personnel of the Target Companies relating to the preparation of the Closing Statement. The Seller Representative and the Purchaser Representative, and their respective Representatives on their behalves, may make inquiries of the CFO and related Purchaser and Target Company personnel and advisors regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof, and Purchaser and the Company shall provide reasonable cooperation in connection therewith. If either the Seller Representative or the Purchaser Representative (each, a “Representative Party”) has any objections to the Closing Statement, such Representative Party shall deliver to the CFO and the other Representative Party a statement setting forth its objections thereto (in reasonable detail) (an “Objection Statement”). If an Objection Statement is not delivered by a Representative Party within thirty (30) days following the date of delivery of the Closing Statement, then such Representative Party will have waived its right to contest the Closing Statement, all determinations and calculations set forth therein, and the resulting Merger Consideration set forth therein. If an Objection Statement is delivered within such thirty (30) day period, then the Seller Representative and the Purchaser Representative shall negotiate in good faith to resolve any such objections for a period of twenty (20) days thereafter. If the Seller Representative and the Purchaser Representative do not reach a final resolution within such twenty (20) day period, then upon the written request of either Representative Party (the date of receipt of such notice by the other Party, the “Independent Expert Notice Date”), the Representative Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with Section 1.13(c). For purposes hereof, the “Independent Expert” shall mean a mutually acceptable independent (i.e., no prior material business relationship with any party for the prior two (2) years) accounting firm appointed by the Purchaser Representative and the Seller Representative, which appointment will be made no later than ten (10) days after the Independent Expert Notice Date); provided, that if the Independent Expert does not accept its appointment or if the Purchaser Representative and the Seller Representative cannot agree on the Independent Expert, in either case within twenty (20) days after the Independent Expert Notice Date, either Representative Party may require, by written notice to the other Representative Party, that the Independent Expert be selected by the New York City Regional Office of the AAA in accordance with the AAA’s procedures. The parties agree that the Independent Expert will be deemed to be independent even though a Party or its Affiliates may, in the future, designate the Independent Expert to resolve disputes of the types described in this Section 1.13. The Parties acknowledge that any information provided pursuant to this Section 1.13 will be subject to the confidentiality obligations of Section 5.15.

(c) If a dispute with respect to the Closing Statement is submitted in accordance with this Section 1.13 to the Independent Expert for final resolution, the Parties will follow the procedures set forth in this Section 1.13(c). Each of the Seller Representative and the Purchaser Representative agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert will be borne by the Purchaser. Except as provided in the preceding sentence, all other costs and expenses incurred by the Seller Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Company, and all other costs and expenses incurred by the Purchaser Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Purchaser. The Independent Expert will determine only those issues still in dispute as of the Independent Expert Notice Date and the Independent Expert’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. The determination by the Independent Expert will be based solely on presentations with respect to such disputed items by the Purchaser Representative and the Seller Representative to the Independent Expert and not on the Independent Expert’s independent review; provided, that such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Expert by a Representative Party in connection with such presentations and any materials delivered to the Independent Expert in response to requests by the Independent Expert. Each of the Seller Representative and the Purchaser Representative will use their reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Representative Party will be entitled, as part of its presentation, to respond to the presentation of the other Representative Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this this Section 1.13. It is the intent of the parties hereto that the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). The Seller Representative and the Purchaser Representative will request that the Independent Expert’s determination be made within forty-five (45) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to the Purchaser Representative and the Seller Representative. Such determination will be final, conclusive, non-appealable and binding on the Parties for all purposes hereunder (other than for fraud or manifest error).

(d) For purposes hereof, the term “Adjustment Amount” shall mean (x) the Merger Consideration as finally determined in accordance with this Section 1.13, less (y) the Merger Consideration that was issued at the Closing (including to the Escrow Account) pursuant to the Estimated Closing Statement.

(i) If the Adjustment Amount is a positive number, then Purchaser shall, within ten (10) Business Days after such final determination of the Merger Consideration, issue to the Company Stockholders an additional number of shares of Purchaser Common Stock equal to (x) the Adjustment Amount, divided by (y) the Redemption Price, with each Company Stockholder receiving its Pro Rata Share of such additional shares of Purchaser Common Stock, up to a maximum number of shares of Purchaser Common Stock equal to the value of the Escrow Property in the Escrow Account at such time (with each share of Purchaser Common Stock and Escrow Share valued at the Redemption Price for such purposes). Such additional shares of Purchaser Common Stock shall be considered additional Merger Consideration under this Agreement and, with respect to Significant Company Holders, “Restricted Securities” under the Lock-Up Agreements.

(ii) If the Adjustment Amount is a negative number, then the Seller Representative and the Purchaser Representative shall, within three (3) Business Days after such final determination, provide joint written instructions to the Escrow Agent to distribute to Purchaser a number of Escrow Shares (and, after distribution of all Escrow Shares, other Escrow Property) with a value equal to the absolute value of the Adjustment Amount (with each Escrow Share valued at the Redemption Price). Purchaser will promptly cancel any Escrow Shares distributed to it by the Escrow Agent promptly after its receipt thereof. The Escrow Account shall be the sole source of recovery for any payments by the Company Stockholders under this Section 1.13(d), and the Company Stockholders shall not be required under this Section 1.13(d) to pay any amounts in excess of the Escrow Property in the Escrow Account at such time.

1.14 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.15 Appraisal and Dissenter’s Rights. No Company Stockholder who has validly exercised its appraisal rights pursuant to Section 262 of the DGCL (a “Dissenting Stockholder”) with respect to its Company Stock (such shares, “Dissenting Shares”) shall be entitled to receive any portion of the Stockholder Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost its appraisal rights under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. The

Company shall give the Purchaser and the Purchaser Representative (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Stockholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of the Purchaser and the Purchaser Representative, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding anything to the contrary contained in this Agreement, for all purposes of this Agreement, the Stockholder Merger Consideration (including Escrow Shares) shall be reduced by the Pro Rata Share of any Dissenting Stockholders attributable to any Dissenting Shares and the Dissenting Stockholders shall have no rights to any portion of the Stockholder Merger Consideration (or Escrow Shares) with respect to any Dissenting Shares.

1.16 Escrow.

(a) At or prior to the Closing, the Purchaser Representative, the Seller Representative and Continental Stock Transfer & Trust Company (or such other escrow agent mutually acceptable to the Purchaser and the Company), as escrow agent (the “Escrow Agent”), shall enter into an Escrow Agreement, effective as of the Effective Time, in form and substance reasonably satisfactory to the Purchaser and the Company (the “Escrow Agreement”), pursuant to which the Purchaser shall issue to the Escrow Agent a number of shares of Purchaser Common Stock (with each share valued at the Redemption Price) equal to three percent (3%) of the Merger Consideration (the “Escrow Amount”) (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Escrow Shares”) to be held, along with any other dividends, distributions or other income on the Escrow Shares (together with the Escrow Shares, the “Escrow Property”), in a segregated escrow account (the “Escrow Account”) and disbursed therefrom in accordance with the terms of Section 1.13 and Article VI hereof and the Escrow Agreement. The Escrow Property shall be allocated among and transferred to the Company Stockholders pro rata based on their respective Pro Rata Share. The Escrow Property shall serve as the sole source of payment for the obligations of the Company Stockholders under Section 1.13 and the obligations of the Company Stockholders pursuant to Article VI (other than for Fraud Claims). Unless otherwise required by Law, all distributions made from the Escrow Account shall be treated by the Parties as an adjustment to the number of shares of Stockholder Merger Consideration received by the Company Stockholders pursuant to Article I hereof.

(b) The Escrow Property shall not be subject to any indemnification claim to the extent made after the date which is twelve (12) months after the Closing Date (the “Expiration Date”); provided, however, with respect to any indemnification claims made in accordance with Article VI hereof on or prior to the Expiration Date that remain unresolved at the time of the Expiration Date (“Pending Claims”), all or a portion of the Escrow Property reasonably necessary to satisfy such Pending Claims (as determined based on the amount of the indemnification claim included in the Claim Notice provided by the Purchaser Representative under Article VI and the Purchaser Share Price as of the Expiration Date) shall remain in the Escrow Account until such time as such Pending Claim shall have been finally resolved and paid pursuant to the provisions of Article VI. After the Expiration Date, any Escrow Property remaining in the Escrow Account that is not subject to Pending Claims, if any, and not subject to resolved but unpaid claims in favor of an Indemnified Party, shall be transferred by the Escrow Agent to the Company Stockholders that have previously delivered the Transmittal Documents in accordance with Section 1.10, with each such Company Stockholder receiving its Pro Rata Share of such Escrow Property. Promptly after the final resolution of all Pending Claims and payment of all indemnification obligations in connection therewith, the Escrow Agent shall transfer any remaining Escrow Property remaining in the Escrow Account to the Company Stockholders that have previously delivered the Transmittal Documents in accordance with Section 1.10, with each such Company Stockholder receiving its Pro Rata Share of such Escrow Property.

1.17 Earnout.

(a) After the Closing, subject to the terms and conditions set forth herein, the Company Stockholders shall have the contingent right to receive up to an aggregate maximum of 40,000,000 shares of Purchaser Common Stock (subject to adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted) (the “Earnout Shares”), as additional consideration from the Purchaser based on the performance of the Purchaser Common Stock, as follows

(i) In the event that the VWAP of the Purchaser Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) (the “First Share Price Target”) for twenty (20) out of any thirty (30) Trading Days during the period beginning on the Closing Date and ending on the 18 month anniversary of the Closing Date, then, subject to the terms and conditions of this Agreement, the Purchaser shall issue to each of the Company Stockholders its Pro Rata Share of 15,000,000 Earnout Shares (the “First Earnout Share Payment”).

(ii) In the event that the VWAP of the Purchaser Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, combinations, reorganizations and recapitalizations) (the “Second Share Price Target”) for twenty (20) out of any thirty (30) Trading Days during the period beginning on the Closing Date and ending on the second anniversary of the Closing Date, the Purchaser shall issue to each of the Company Stockholders its Pro Rata Share of 15,000,000 Earnout Shares (the “Second Earnout Share Payment”).

(iii) In the event that the VWAP of the Purchaser Common Stock equals or exceeds $17.50 per share (as adjusted for stock splits, stock dividends, combinations, reorganizations and recapitalizations) (the “Third Share Price Target”, and together with the First Share Price Target and the Second Share Price Target, the “Share Price Targets”) for twenty (20) out of any thirty (30) Trading Days during the period beginning on the Closing Date and ending on the third anniversary of the Closing Date, the Purchaser shall issue to each of the Company Stockholders its Pro Rata Share of 10,000,000 shares of Purchaser Common Stock (the “Third Earnout Share Payment”, and together with the First Earnout Share Payment and the Second Earnout Share Payment, the “Earnout Share Payments”).

(iv) For purposes of Section 1.17(i)-(iii) above, the thirty (30) consecutive Trading Day periods may be overlapping, such that multiple Share Price Targets may be achieved simultaneously or within thirty (30) consecutive Trading Days of each other. For the avoidance of doubt, the Earnout Share Payments are cumulable but each is earnable solely on an all-or-nothing basis, such that there will be no entitlement to a partial award of any Earnout Share Payment. The number of shares of Purchaser Common Stock constituting any Earnout Payment shall be equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing. Subject to the foregoing sentence, the aggregate maximum number of shares of Purchaser Common Stock issuable as Earnout Payments shall be forty million (40,000,000).

(b) The CFO will monitor the VWAP of the Purchaser Common Stock each Trading Day, and as soon as practicable (and in any event within ten (10) Business Days) after the end of each monthly anniversary of the Closing through the earlier of (x) December 31, 2024 and (y) the date, if any, as of which the Third Share Price Target is finally determined pursuant to this Section 1.17(b) to have been achieved, the CFO will prepare and deliver to each Representative Party a written statement (each, an “Earnout Statement”) that sets forth (i) the VWAP of the Purchaser Common Stock on each Trading Day for such monthly anniversary period then ended and the preceding monthly periods since the Closing and (ii) whether a Share Price Target has been achieved. Each Representative Party will have ten (10) Business Days after its receipt of an Earnout Statement to review it. Each Representative Party, and its Representatives on its behalf, may make inquiries to the CFO and related Purchaser and Company personnel and advisors regarding questions concerning or disagreements with the Earnout Statement arising in the course of their review thereof, and the Purchaser and the Company shall provide reasonable cooperation in connection therewith. If either Representative Party has any objections to an Earnout

Statement, such Representative Party shall deliver to the Purchaser (to the attention of the CFO) and the other Representative Party a statement setting forth its objections thereto (in reasonable detail). If such written statement is not delivered by a Representative Party within twenty (20) Business Days following the date of delivery of each Earnout Statement, then such Representative Party will have waived its right to contest such Earnout Statement and the calculation of the VWAP of the Purchaser Common Stock during the applicable portion of the Earnout Period (and whether the Share Price Targets has been achieved) as set forth therein. If such written statement is delivered by a Representative Party within such twenty (20) Business Day period, then the Seller and the Purchaser Representative shall negotiate in good faith to resolve any such objections for a period of ten (10) Business Day thereafter. If the Representative Parties do not reach a final resolution within such ten (10) Business Day period, then upon the written request of either Representative Party, the Representative Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with the procedures set forth in Section 1.13(c).

(c) If there is a final determination in accordance with Section 1.17(a)(iv) that the Seller is entitled to receive Earnout Shares for having achieved one or more Share Price Targets, the applicable Earnout Shares, will become due upon such final determination and the Purchaser will deliver such shares within ten (10) Business Days thereafter.

(d) Following the Closing, the Purchaser and its Subsidiaries, including the Target Companies, will be entitled to operate their respective businesses based upon their respective business requirements. Each of the Purchaser and its Subsidiaries, including the Target Companies, will be permitted, following the Closing, to make changes at its sole discretion to its operations, organization, personnel, accounting practices and other aspects of its business, including actions that may have an impact on, the share price of the Purchaser Common Stock and the ability of the Company Stockholders to earn the Earnout Shares, and no Person will have any right to claim the loss of all or any portion of any Earnout Shares or other damages as a result of such decisions.

ARTICLE II

CLOSING

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole, LLP (“EGS”), counsel to the Purchaser, 1345 Avenue of the Americas, New York, NY 10105, on a date and at a time to be agreed upon by Purchaser and the Company, which date shall be no later than the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in (i) the disclosure schedules delivered by the Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR, Purchaser represents and warrants to the Company, that, each of the following representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date) as follows:

3.1 Organization and Standing. Each of the Purchaser and Merger Sub is a company duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of the Purchaser and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as proposed to be conducted. Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by each of them makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. Each of the Purchaser and Merger Sub has heretofore made available to the Company accurate and complete copies of its Organizational Documents, as currently in effect. Neither the Purchaser nor the Merger Sub is not in violation of any provision of their respective Organizational Documents in any material respect.

3.2 Authorization; Binding Agreement. Each of the Purchaser and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform each of the Purchaser’s and Merger Sub’s respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby subject to obtaining the Required Purchaser Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the Purchaser and Merger Sub, and (b) other than the Required Purchaser Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the Purchaser or Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which each of the Purchaser and Merger Sub is a party shall be when delivered, duly and validly executed and delivered by the Purchaser and Merger Sub, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser and Merger Sub, enforceable against, as applicable, the Purchaser and Merger Sub in accordance with its respective terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”). The Purchaser’s board of directors, by resolutions duly adopted at a meeting duly called and held (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Purchaser and its stockholders, (ii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with the DGCL, (iii) directed that this Agreement be submitted to the Purchaser’s stockholders for adoption and (iv) resolved to recommend that the Purchaser’s stockholders adopt this Agreement.

3.3 Governmental Approvals. Except as otherwise described in Schedule 3.3, no Consent of or with any Governmental Authority, on the part of either the Purchaser or Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser or Merger Sub of this Agreement and each Ancillary Document to which Purchaser or Merger Sub is a party or the consummation by the Purchaser or Merger Sub of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Purchaser or Merger Sub.

3.4 Non-Contravention. Except as otherwise described in Schedule 3.4, the execution and delivery by each of the Purchaser and Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by each of the Purchaser and Merger Sub of the transactions contemplated hereby and thereby, and compliance by each of the Purchaser and Merger Sub with any of the provisions hereof and thereof, will not (a) contravene or conflict with or violate any provision of each of the Purchaser’s and Merger Sub’s Organizational Documents, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to either of the Purchaser and Merger Sub, (c) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to either of the Purchaser and Merger Sub or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on either of the Purchaser or the Merger Sub.

3.5 Capitalization.

(a) Purchaser is authorized to issue (i) 200,000,000 shares of Purchaser Class A Common Stock, (ii) 10,000,000 shares of Purchaser Class B Common Stock, and (iii) 1,000,000 shares of Purchaser Preferred Stock. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 3.5(a). As of the date of this Agreement, there are no issued or outstanding Purchaser Preferred Shares. All outstanding shares of Purchaser Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. None of the outstanding Purchaser Securities have been issued in violation of any applicable securities Laws.

(b) Prior to giving effect to the merger, Merger Sub is authorized to issue 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by the Purchaser. Prior to giving effect to the transactions contemplated by this Agreement, other than Merger Sub, Purchaser does not have any Subsidiaries or own any equity interests in any other Person.

(c) Except as set forth in Schedule 3.5(a) or Schedule 3.5(c) there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of Purchaser or (B) obligating Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(c), there are no shareholders agreements, voting trusts or other agreements or understandings to which Purchaser is a party with respect to the voting of any shares of Purchaser.

(d) All Indebtedness of Purchaser as of the date of this Agreement is disclosed on Schedule 3.5(d). No Indebtedness of Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Purchaser or (iii) the ability of Purchaser to grant any Lien on its properties or assets.

(e) Since the date of formation of Purchaser, and except as contemplated by this Agreement, Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and Purchaser’s board of directors has not authorized any of the foregoing.

3.6 SEC Filings and Purchaser Financials.

(a) The Purchaser, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any Purchaser SEC Documents. None of the Purchaser SEC Documents filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement. The Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Purchaser Public Units, the Purchaser Common Stock Shares and the Purchaser Public Warrants are listed on Nasdaq, (B) the Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on Nasdaq and (D) such Purchaser Securities are in compliance with all of the applicable corporate governance rules of Nasdaq.

(b) The financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved; (ii) contain and reflect all necessary adjustments and accruals for a fair representation of the Purchaser’s financial condition as of their dates; (iii) contain and reflect adequate provisions for all material Liabilities for all material Taxes applicable to the Purchaser with respect to the periods then ended; and (iv) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c) Except as disclosed and to the extent reflected or reserved against in the Purchaser Financials, the Purchaser has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Purchaser Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Purchaser’s formation in the ordinary course of business. All debts and Liabilities, fixed or contingent, which should be included under U.S. GAAP on a balance sheet are included in the Purchaser Financial Statements.

3.7 Absence of Certain Changes. As of the date of this Agreement, except as set forth in Schedule 3.7, the Purchaser has, (a) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities and (b) since June 30, 2021, not been subject to a Material Adverse Effect.

3.8 Compliance with Laws. The Purchaser is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on the Purchaser, and the Purchaser has not received written notice alleging any violation of applicable Law in any material respect by the Purchaser. Purchaser is not under investigation with respect to any violation or alleged violation of, any law, or judgment, order or decree entered by any court, arbitrator or Governmental Authority, domestic or foreign, and the Purchaser has not previously received any subpoenas from any Governmental Authority.

3.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened material Action to which the Purchaser is subject which would reasonably be expected to have a Material Adverse Effect on the Purchaser. There is no material Action that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Purchaser. Neither the Purchaser nor the Merger Sub, their directors or officers, nor, any of their employees, agents, or any other Persons acting for or on behalf of any of the Purchaser or Merger Sub has, directly or knowingly indirectly (i) made, offered, promised, authorized, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made, offered, promised, authorized or paid any unlawful contributions to a domestic or foreign political party or candidate or (iii) otherwise made, offered, promised, authorized, paid or received any improper payment in violation of any Anti-Corruption Laws. Neither the Purchaser nor the Merger Sub, their directors or officers, nor, any of their employees, agents, or any other Persons acting for or on behalf of any of the Purchaser Parties is or has been (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Authority; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity 50-percent or more owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii). Neither the Purchaser Parties, their directors or officers, nor, any of their employees, agents, or any other Persons in their capacity as such, is in violation of, or has been, in violation of, has been threatened to be charged with or given notice of any violation of, or is under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, applicable Sanctions and Export Control Laws.

3.10 Taxes and Returns.

(a) The Purchaser has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Schedule 3.10(a) sets forth each jurisdiction where the Purchaser files or is required to file a Tax Return. There are no audits, examinations, investigations or other proceedings pending against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims or assessments against the Purchaser (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens. The Purchaser has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Purchaser for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return (except for any such requests that are timely made and are automatically granted as a matter of law).

(b) Since the date of its formation, the Purchaser has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

3.11 Employees and Employee Benefit Plans. The Purchaser does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

3.12 Properties. The Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser does not own or lease any material real property or material Personal Property.

3.13 Material Contracts.

(a) Except as set forth on Schedule 3.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which the Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by the Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser as its business is currently conducted, any acquisition of material property by the Purchaser, or restricts in any material respect the ability of the Purchaser to engage in business as currently conducted by it or compete with any other Person (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b) With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.

3.14 Transactions with Affiliates. Schedule 3.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer or employee or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.

3.15 Merger Sub Activities. Since its formation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

3.16 Investment Company Act. The Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

3.17 Finders and Brokers. Except as set forth on Schedule 3.17, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

3.18 Ownership of Stockholder Merger Consideration. All shares of Purchaser Common Stock to be issued and delivered to the Company Stockholders as Stockholder Merger Consideration in accordance with Article I shall be, upon issuance and delivery of such Purchaser Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreement, the Escrow Agreement, and any Liens incurred by any Company Stockholder, and the issuance and sale of such Purchaser Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

3.19 Certain Business Practices.

(a) Neither the Purchaser, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of the Purchaser, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or assist it in connection with any actual or proposed transaction.

(b) The operations of the Purchaser are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c) None of the Purchaser or any of its directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Purchaser has not, in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

3.20 Insurance. Schedule 3.20 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser relating to the Purchaser or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser. The Purchaser has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on the Purchaser.

3.21 Independent Investigation. Without limiting Section 6.3(e) hereof, the Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies and the Business Plan, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to Purchaser pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to the Target Companies, or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Purchaser pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement. Except as otherwise expressly set forth in this Agreement, Purchaser understands and agrees that any assets, properties and business of the Company and any of its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

3.22 Purchaser Acknowledgement. The Purchaser hereby acknowledges the controversial nature of being associated with the Company Principal and the Company Principal’s family.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Purchaser on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to the Purchaser, as of the date hereof and as of the Closing, as follows:

4.1 Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the DGCL and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 4.1 lists all jurisdictions in which any Target Company is qualified to conduct business and all names other than its legal name under which any Target Company does business. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents.

4.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents, the DGCL, any other applicable Law or any Contract to which the Company or any of its stockholders is a party or by which it or its securities are bound and (b) other than the Required Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted at a meeting duly called and held (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with the DGCL, (iii) directed that this Agreement be submitted to the Company’s stockholders for adoption and (iv) resolved to recommend that the Company stockholders adopt this Agreement. The Voting Agreements delivered by the Company include holders of Company Stock representing at least the Required Company Stockholder Approval, and such Voting Agreements are in full force and effect.

4.3 Capitalization.

(a) The total number of shares of all classes of capital stock that the Company is authorized to issue is 110,000,000 shares of Company Stock, 110,000,000 of which shares are issued and outstanding, including 7,500,000 of which shares shall be authorized for issuance in connection with the Company Equity Plan. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding Company Stock and other equity interests of the Company are set forth on Schedule 4.3(a), along with the beneficial and record owners thereof, all of which shares and other equity interests are owned free and clear of any Liens. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable Law, the Company Charter or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws.

(b) The Company shall reserve 7,500,000 shares of Company Stock for issuance to officers, directors, employees and consultants of the Company pursuant to the Company Equity Plan, which shall be duly adopted by the Company’s board of directors and approved by the Company’s stockholders following the date hereof and prior to issuance of any Company Options and Company RSUs. The Company shall furnish to the Purchaser complete and accurate copies of the Company Equity Plan and forms of agreements to be used thereunder. Other than as set forth on Schedule 4.3(b), there are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its stockholders is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth on Schedule 4.3(b), there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company Charter, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and, other than with respect to the Company Options and Company RSUs, no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered as to vesting or exercisability).

(c) Each Company Option intended to qualify as an “incentive stock option” under the Code so qualifies. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, and: (i) the stock option agreement governing such grant was duly executed and delivered by each party thereto; (ii) each such grant was made in accordance with the terms of the Company Equity Plan and all other applicable Laws; (iii) the per share exercise price of each Company Option was equal or greater than the fair market value of a share of Company Stock on the applicable grant date; and (iv) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.

(d) Except as disclosed in the Company Financials, since its formation, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

4.4 Subsidiaries. Schedule 4.4 sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof and (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax laws, if any. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Company or its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Schedule 4.4, the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. None of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.5 Governmental Approvals. Except as otherwise described in Schedule 4.5, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement or (b) pursuant to Antitrust Laws.

4.6 Non-Contravention. Except as otherwise described in Schedule 4.6, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract.

4.7 Financial Statements.

(a) As used herein, the term “Company Financials” means (x) the unaudited consolidated financial statements of the Target Companies, consisting of the consolidated balance sheet of the Target Companies as of June 30, 2021 (the “Interim Balance Sheet Date”), and the related unaudited consolidated income statement, changes in shareholder equity and statement of cash flows for the period since the formation of the Company on February 8, 2021 through June 30, 2021 and (y) once available and delivered by the Company, the audited financial statements prepared pursuant to Section 5.4(b). True and correct copies of the Company Financials have been provided to the Purchaser. The Company Financials (i) accurately reflect the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments ), (iii) comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (iv) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Each Target Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of such Target Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. No Target Company or any of its Representatives has ever received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

(c) The Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 4.7(c), which schedule sets for the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness. Except as disclosed on Schedule 4.7(c), no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(d) Except as set forth on Schedule 4.7(d), no Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Interim Balance Sheet Date contained in the Company Financials or (ii) not material and that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e) All internally prepared financial models with respect to the Target Companies that were shared by the Company with the Purchaser or its Representatives were prepared in good faith.

(f) All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Target Companies (the “Accounts Receivable”) arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to a Target Company arising from its business. None of the Accounts Receivable are subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefore on the Company Financials. All of the Accounts Receivable are, to the Knowledge of the Company, fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of the Target Companies (net of reserves) within ninety (90) days.

4.8 Absence of Certain Changes. Except as set forth on Schedule 4.8, since its formation, each Target Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.2(b) (without giving effect to Schedule 5.2) if such action were taken on or after the date hereof without the consent of the Purchaser.

4.9 Compliance with Laws. No Target Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any Target Company received, since its formation, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

4.10 Company Permits. Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to the Purchaser true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 4.10. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened. No Target Company is in violation in any material respect of the terms of any Company Permit, and no Target Company has received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any Company Permit.

4.11 Litigation. Except as described on Schedule 4.11, there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made (and no such Action has been brought or, to the Company’s Knowledge, threatened in the past five (5) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 4.11, if finally determined adversely to the Target Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon any Target Company. In the past five (5) years, none of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

4.12 Material Contracts.

(a) Schedule 4.12(a) sets forth a true, correct and complete list of, and the Company has made available to the Purchaser (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 4.12(a), a “Company Material Contract”) that:

(i) contains covenants that limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $100,000;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $100,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $100,000 per year or $250,000 in the aggregate;

(viii) obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $100,000;

(ix) is between any Target Company and any directors, officers or employees of a Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(x) obligates the Target Companies to make any capital commitment or expenditure in excess of $100,000 (including pursuant to any joint venture);

(xi) relates to a material settlement;

(xii) provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney;

(xiii) relates to the development, ownership, licensing or use of any Intellectual Property by, to or from any Target Company, other than Off-the-Shelf Software;

(xiv) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant; or

(xv) is otherwise material to any Target Company and not described in clauses (i) through (xiv) above.

(b) Except as disclosed in Schedule 4.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract; (iii) no Target Company is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) no Target Company has waived any rights under any such Company Material Contract.

4.13 Intellectual Property.

(a) Schedule 4.13(a)(i) sets forth: (i) all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications owned or licensed by a Target Company or otherwise used or held for use by a Target Company in which a Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by a Target Company. Schedule 4.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $20,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which a Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any royalties, license fees or other compensation due from a Target Company, if any. Each Target Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Target Company, and previously used or licensed by such Target Company, except for the Intellectual Property that is the subject of the Company IP Licenses. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Target Companies have obtained valid assignments of inventions from each inventor. Except as set forth on Schedule 4.13(a)(iii), all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, and such Target Company has recorded assignments of all Company Registered IP.

(b) Each Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company. The Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Companies as presently conducted. Each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Company. To the knowledge of the Company, all registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any Target Company are valid, in force and in good standing with all required fees and maintenance fees having been paid with no Actions pending, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind that Target Company is aware of. No Target Company is party to any Contract that requires a Target Company to assign to any Person all of its rights in any Intellectual Property developed by a Target Company under such Contract.

(c) Schedule 4.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which a Target Company is the licensor (each, an “Outbound IP License”), and for each such Outbound IP License, describes (i) the applicable Intellectual Property licensed, (ii) the licensee under such Outbound IP License, and (iii) any royalties, license fees or other compensation due to a Target Company, if any. Each Target Company has performed all obligations imposed on it in the Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d) No Action is pending or, to the Company’s Knowledge, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned, licensed, used or held for use by the Target Companies, nor, to the Knowledge of the Company, is there any reasonable basis for any such Action. No Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by a Target Company. No Target Company is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third party is currently, or in the past has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any Target Company (“Company IP”) in any material respect.

(e) All officers, directors, employees and independent contractors of a Target Company (and each of their respective Affiliates) have assigned to the Target Companies all Intellectual Property arising from the services performed for a Target Company by such Persons and all such assignments of Company Registered IP have been recorded. No current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Intellectual Property owned by a Target Company. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company. The Company has made available to the Purchaser true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned their Intellectual Property to a Target Company. To the Company’s Knowledge, none of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Target Companies, or that would materially conflict with the business of any Target Company as presently conducted or contemplated to be conducted. Each Target Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company IP.

(f) To the Knowledge of the Company, no Person has obtained unauthorized access to third party information and data (including personally identifiable information) in the possession of a Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written or, to the Knowledge of the Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by a Target Company. Each Target Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Target Companies has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(g) The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Target Company, or (ii) any Company IP License. Following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts or Company IP Licenses to the same extent that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

4.14 Taxes and Returns.

(a) Each Target Company has or will have timely filed, or caused to be timely filed, all federal, state, local and foreign Tax Returns required to be filed by it (taking into account all available extensions that are automatically granted as a matter of law), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established. Each Target Company has complied with all applicable Laws relating to Tax.

(b) There is no Action currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) No Target Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations, or other Actions pending, or to the knowledge of the Company, threatened against a Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e) Each Target Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g) No Target Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h) No Target Company has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(i) No Target Company has any Liability or potential Liability for the Taxes of another Person (other than another Target Company) that are not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period following the Closing Date.

(j) No Target Company has requested, or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k) No Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the five-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(l) No Target Company is aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.15 Real Property. Schedule 4.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), as well as the current annual rent and term under each Company Real Property Lease. The Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

4.16 Personal Property. Each item of Personal Property which is currently owned, used or leased by a Target Company with a book value or fair market value of greater than Fifty Thousand Dollars ($50,000) is set forth on Schedule 4.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Schedule 4.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to a Target Company. The Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Personal Property Leases, and no Target Company has received notice of any such condition.

4.17 Title to and Sufficiency of Assets. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the balance sheet as of the Interim Balance Sheet Date included in the Company Financials and (d) Liens set forth on Schedule 4.17. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the assets, rights and properties that are used in the operation of the businesses of the Target Companies as it is now conducted and presently proposed to be conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Companies, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted and as presently proposed to be conducted.

4.18 Employee Matters.

(a) Except as set forth in Schedule 4.18(a), no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 4.18(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services as independent contractors to a Target Company. No current officer or employee of a Target Company has provided any Target Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Target Company.

(b) Except as set forth in Schedule 4.18(b), each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) Schedule 4.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Target Companies showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Companies)), and (ii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ending December 31, 2021. Except as set forth on Schedule 4.18(c), (A) no employee is a party to a written employment Contract with a Target Company and each is employed “at will”, and (B) the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 4.18(c), each Target Company Key Employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Purchaser by the Company.

(d) Schedule 4.18(d) contains a list of all independent contractors (including consultants) currently engaged by any Target Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 4.18(d), all of such independent contractors are a party to a written Contract with a Target Company. Except as set forth on Schedule 4.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s agreement with a Target Company, a copy of which has been provided to the Purchaser by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or in the past have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company. Except as set forth on Schedule 4.18(d), each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay severance or a termination fee.

4.19 Benefit Plans.

(a) Set forth on Schedule 4.19(a) is a true and complete list of each Benefit Plan of a Target Company (each, a “Company Benefit Plan”). With respect to each Company Benefit Plan, all contributions, deferrals, premiums and benefit payments under or in connection therewith that are required to have been made as of the Closing Date will have been made or have been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. No Target Company is or has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does any Target Company have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA.

(b) Each Company Benefit Plan is and has been operated at all times in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype or volume submitter plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or the Target Companies have requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. No fact exists which could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) With respect to each Company Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of a Target Company, the Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan documents and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all current summary plan descriptions and subsequent material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all material non-routine communications with any Governmental Authority.

(d) With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms, the Code and ERISA; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (v) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials.

(e) No Company Benefit Plan is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and no Target Company has incurred any Liability or otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA and no condition presently exists that is expected to cause such Liability to be incurred. No Company Benefit Plan will become a multiple employer plan with respect to any Target Company immediately after the Closing Date. No Target Company currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(f) There is no arrangement under any Company Benefit Plan with respect to any employee that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Target Companies and no arrangement exists pursuant to which a Target Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(g) With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) except as set forth on Schedule 4.19(g), no such plan provides medical or death benefits with respect to current or former employees of a Target Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. Each Target Company has complied in all material respects with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.

(h) Except as set forth on Schedule 4.19(h), the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G of the Code. No Target Company has incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(i) Except as set forth on Schedule 4.19(i), except to the extent required by Section 4980B of the Code or similar state Law, no Target Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(j) Each Company Benefit Plan that is subject to Section 409A of the Code (each, a “Section 409A Plan”) as of the Closing Date is indicated as such on Schedule 4.19(j). No Company Options or other equity-based awards have been issued or granted by the Company that are, or are subject to, a Section 409A Plan. Each Section 409A Plan has been administered in compliance, and is in documentary compliance, in all material respects, with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder. No Target Company has any obligation to any employee or other service provider with respect to any Section 409A Plan that may be subject to any Tax under Section 409A of the Code. No payment to be made under any Section 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Section 409A(a)(1) of the Code. There is no Contract or plan to which any Target Company is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes paid pursuant to Section 409A of the Code.

4.20 Environmental Matters. Except as set forth in Schedule 4.20:

(a) Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any material Environmental Liabilities.

(e) There is no investigation of the business, operations, or currently owned, operated, or leased property of a Target Company or, to the Company’s Knowledge, previously owned, operated, or leased property of a Target Company pending or, to the Company’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f) To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g) The Company has provided to the Purchaser all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company.

4.21 Transactions with Related Persons. Except as set forth on Schedule 4.21, no Target Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent

(2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.21, no Target Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. The assets of the Target Companies do not include any receivable or other obligation from a Related Person, and the liabilities of the Target Companies do not include any payable or other obligation or commitment to any Related Person.

4.22 Insurance.

(a) Schedule 4.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No Target Company has any self-insurance or co-insurance programs. No Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Schedule 4.22(b) identifies each individual insurance claim in excess of $50,000 made by a Target Company. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

4.23 Books and Records. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws.

4.24 Reserved.

4.25 Certain Business Practices.

(a) No Target Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. No Target Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b) The operations of each Target Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

4.26 Reserved.

4.27 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.28 Finders and Brokers . Except as set forth in Schedule 4.28, no Target Company has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

4.29 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.

4.30 Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates.

4.31 Disclosure. No representations or warranties by the Company in this Agreement (as modified by the Company Disclosure Schedules) or the Ancillary Documents, (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the Company Disclosure Schedules and the Ancillary Documents, any fact necessary to make the statements or facts contained therein not materially misleading. The Business Plan is an accurate description of the Company’s business and objectives as of the date of the Business Plan.

ARTICLE V

COVENANTS

5.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.1 or the Closing (the “Interim Period”), subject to Section 5.15, the Company shall give, and shall cause its Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies.

(b) During the Interim Period, subject to Section 5.15, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries.

5.2 Conduct of Business of the Company.

(a) Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 5.2, the Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with the Business Plan, (ii) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b) Without limiting the generality of Section 5.2(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents as set forth on Schedule 5.2 or as disclosed on Schedule 5.2(b), during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities; provided that neither the exercise or settlement of any Company Options or Company RSUs or grants of Company Options or Company RSUs under the Company Equity Plan nor the conversion of any Company Convertible Securities shall require the consent of Purchaser;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $50,000,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $500,000 individually or $1,000,000 in the aggregate;

(v) increase the wages, salaries or compensation of its Key Employees other than in the ordinary course of business, consistent with the Business Plan, and in any event not in any individual case by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities other than Company Options or Company RSUs) to any Key Employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, manager director or Key Employee, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business consistent the Business Plan;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company Licensed IP or other Company IP (excluding non-exclusive licenses of Company IP to Target Company customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(viii) terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business;

(x) establish any Subsidiary or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xiv) close or materially reduce its activities, or effect any layoff or other Key Employee reduction or change, at any of its facilities;

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xvi) make capital expenditures in excess of $500,000 (individually for any project (or set of related projects) or $1,000,000 in the aggregate);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xix) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xx) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxi) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxiii) authorize or agree to do any of the foregoing actions.

5.3 Conduct of Business of the Purchaser.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 5.3, the Purchaser shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Purchaser and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 5.3, nothing in this Agreement shall prohibit or restrict Purchaser from extending, in accordance with Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith.

(b) Without limiting the generality of Section 5.3(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including as contemplated by any PIPE Investment) or as set forth on Schedule 5.3, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $250,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 5.3(b)(iv) shall not prevent the Purchaser from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including any PIPE Investment and the costs and expenses necessary for an Extension (such expenses, “Extension Expenses”), up to aggregate additional Indebtedness during the Interim Period of $1,000,000);

(v) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi) amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;

(vii) terminate, waive or assign any material right under any Purchaser Material Contract;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any Subsidiary or enter into any new line of business;

(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xi) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Purchaser’s outside auditors;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;

(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv) make capital expenditures in excess of $100,000 individually for any project (or set of related projects) or $250,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xvi) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $250,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 5.3 during the Interim Period;

(xvii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii) enter into any agreement, understanding or arrangement with respect to the voting of Purchaser Securities;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xx) authorize or agree to do any of the foregoing actions.

5.4 Annual and Interim Financial Statements.

(a) During the Interim Period, within thirty (30) calendar days following the end of each calendar month, each three-month quarterly period and each fiscal year, the Company shall deliver to the Purchaser an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for the period from the Interim Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes.

(b) From the date hereof through the Closing Date, the Company will also promptly deliver to the Purchaser copies of any audited consolidated financial statements of the Target Companies that the Target Companies’ certified public accountants may issue, which financial statements shall have been audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor. Such audited financial statements shall be accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP.

5.5 Purchaser Public Filings. During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Purchaser Public Units, the Purchaser Common Stock and the Purchaser Public Warrants on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to continue to list on Nasdaq only the Purchaser Common Stock and the Purchaser Public Warrants.

5.6 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Companies (other than in the ordinary course of business consistent with past practice), (y) any of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise or (z) a Going Public Transaction and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Purchaser.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

(d) In the event that this Agreement is terminated prior to Closing for any reason, including a termination of this Agreement by Purchaser pursuant to Section 8.1(e) as a result of a material breach of this Agreement by the Company, the Company and the Purchaser acknowledge and agree that during period commencing on such termination date and ending twelve (12) calendar months after the termination date, the Company shall not engage in or enter into an agreement with respect to (i) an Alternative Transaction with a special purpose acquisition company other than the Purchaser or (ii) a Going Public Transaction; provided, however, in the event that at any time the Purchaser is the party that terminates this Agreement (other than for reasons attributable to a material breach of this Agreement by the Company) and it elects to pursue an Alternative Transaction, then the Company’s obligations under this Section 5.6(d) shall terminate and become null and void.

5.7 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser (other than to engage in the Merger in accordance with Article I), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

5.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VII not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 5.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its reasonable best efforts (to the extent legally permissible) to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, but not more than 15 Business Days after the date hereof, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

5.10 Tax Matters. Each of the Parties shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

5.11 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

5.12 The Registration Statement.

(a) As promptly as practicable after the date hereof, the Purchaser shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Purchaser Common Stock to be issued under this Agreement as the Merger Consideration, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser stockholders for the matters to be acted upon at the Purchaser Special Meeting and providing the Public Stockholders an opportunity in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus to have their shares of Purchaser Common Stock redeemed (the “Redemption”) in conjunction with the stockholder vote on the Purchaser Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser stockholders to vote, at a special meeting of Purchaser stockholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger (and, to the extent required, the issuance of any shares in connection with the PIPE Investment), by the holders of shares of Purchaser Common Stock in accordance with the Purchaser’s Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq, (ii) the adoption and approval of the Amended Purchaser Charter, (iii) the adoption and approval of a new equity incentive plan in the form to be mutually agreed between Purchaser and the Company (the “Incentive Plan”), and which will provide for awards for a number of shares of Purchaser Common Stock (including those for the Assumed Options and

Exchanged RSUs) equal to seven and one-half percent (7.5%) of the aggregate number of shares of Purchaser Common Stock issued and outstanding immediately after the Closing (giving effect to the Redemption, and less the number of shares of Purchaser Common Stock related to the Assumed Options and Exchanged RSUs), (iv) the appointment of the members of the Post-Closing Purchaser Board in accordance with Section 5.17 hereof, (v) such other matters as the Company and Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (v), collectively, the “Purchaser Stockholder Approval Matters”), and (vi) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of Purchaser. If on the date for which the Purchaser Special Meeting is scheduled, Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Stockholder Approval, whether or not a quorum is present, Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting. In connection with the Registration Statement, Purchaser will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq. Purchaser shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide Purchaser with such information concerning the Target Companies and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) Purchaser shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Meeting and the Redemption. Each of Purchaser and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Purchaser and, after the Closing, the Purchaser Representative, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Purchaser stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents.

(c) Purchaser, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Purchaser shall provide the Company with copies of any written comments, and shall inform the Company of any oral comments, that Purchaser or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting and the Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, Purchaser shall distribute the Registration Statement to Purchaser’s stockholders and the Company Stockholders, and, pursuant thereto, shall call the Purchaser Special Meeting in accordance with the DGCL for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(e) Purchaser shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting and the Redemption.

5.13 Company Stockholder Meeting. As promptly as practicable after the Registration Statement has become effective, the Company will call a meeting of its stockholders, or obtain written consent in lieu of a meeting, in order to obtain the Required Company Stockholder Approval (the “Company Special Meeting”), and the Company shall use its reasonable best efforts to solicit from the Company Stockholders proxies in favor of the Required Company Stockholder Approval prior to such Company Special Meeting, and to take all other actions necessary or advisable to secure the Required Company Stockholder Approval, including enforcing the Voting Agreements.

5.14 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Seller Representative and the Purchaser Representative shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

5.15 Confidential Information.

(a) The Company and the Seller Representative hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company, the Seller Representative or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 5.15(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.15(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company and the Seller Representative shall, and shall cause their respective Representatives to, promptly deliver to the Purchaser or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and the Seller Representative and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b) The Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.15(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 5.15(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Purchaser and its Representatives shall be permitted to disclose any and all Company Confidential Information solely (i) to the extent required by the Federal Securities Laws and (ii) to assist in clearing SEC comments in each case with the approval of the Company such approval not to be unreasonably withheld.

5.16 Documents and Information. After the Closing Date, the Purchaser and the Company shall, and shall cause their respective Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Target Companies in existence on the Closing Date and make the same available for inspection and copying by the Purchaser Representative during normal business hours of the Company and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by the Purchaser or its Subsidiaries (including any Target Company) without first advising the Purchaser Representative in writing and giving the Purchaser Representative a reasonable opportunity to obtain possession thereof.

5.17 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of the Purchaser to resign, so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of seven (7) individuals. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Purchaser Board (i) the two (2) persons that are designated by the Purchaser prior to the Closing (the “Purchaser Directors”), at least one (1) of whom shall qualify as an independent director under Nasdaq rules, and (ii) the five (5) persons that are designated by the Company prior to the Closing (the “Company Directors”), at least three (3) of whom shall be required to qualify as an independent director under Nasdaq rules. Subject to resignations provided by the Company’s directors, the board of directors of the Surviving Corporation immediately after the Closing shall be the same as the board of directors of the Company immediately prior to the Closing. Pursuant to the Amended Purchaser Charter as in effect as of the Closing, the Post-Closing Purchaser Board will be a classified board with three classes of directors, with (I) one class of directors, the Class I Directors, initially serving a one (1) year term, such term effective from the Closing (but any subsequent Class I Directors serving a three (3) year term), (II) a second class of directors, the Class II Directors, initially serving a two (2) year term, such term effective from the Closing (but any subsequent Class II Directors serving a three (3) year term), and (III) a third class of directors, the Class III Directors, serving a three (3) year term, such term effective from the Closing. The Purchaser Directors shall be Class III Directors. In accordance with the Amended Purchaser Charter as in effect at the Closing, no director on the Post-Closing Purchaser Board may be removed without cause. At or prior to the Closing, the Purchaser will provide each Purchaser Director with a customary director indemnification agreement, in form and substance reasonably acceptable to such Purchaser Director.

(b) The Parties shall take all action necessary, including causing the executive officers of Purchaser to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Purchaser immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).

5.18 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser or Merger Sub and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Purchaser or Merger Sub (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Purchaser or Merger Sub, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, the Purchaser shall cause the Organizational Documents of the Purchaser and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser and Merger Sub to the extent permitted by applicable Law. The provisions of this Section 5.18 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For the benefit of the Purchaser’s and Merger Sub’s directors and officers, the Purchaser shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Purchaser shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.

5.19 Trust Account Proceeds. The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds received by Purchaser from any PIPE Investment shall first be used to pay (i) the Purchaser’s accrued Expenses, (ii) the Purchaser’s deferred Expenses (including cash amounts payable to the IPO Underwriter and any legal fees) and (iii) any loans owed by the Purchaser to the Sponsor for any Expenses (including deferred Expenses), other administrative costs and expenses incurred by or on behalf of the Purchaser or Extension Expenses and (iii) any other Liabilities of the Purchaser as of the Closing. Such Expenses, as well as any Expenses that are required to be paid by delivery of the Purchaser’s securities, will be paid at the Closing. Any remaining cash will be used for working capital and general corporate purposes of the Purchaser and the Surviving Corporation.

5.20 PIPE Investment. Without limiting anything to the contrary contained herein, during the Interim Period, Purchaser may, but shall not be required to, enter into and consummate subscription agreements with investors relating to a private equity investment in Purchaser to purchase shares of Purchaser in connection with a private placement, and/or enter into backstop arrangements with potential investors, in either case on terms mutually agreeable to the Company and Purchaser, acting reasonably (a “PIPE Investment”), and, if Purchaser elects to seek a PIPE Investment, Purchaser and the Company shall, and shall cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with such PIPE Investment and use their respective commercially reasonable efforts to cause such PIPE Investment to occur (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by Purchaser).

5.21 Extension Expenses. Notwithstanding anything to the contrary contained herein, the Company and the Purchaser shall be jointly responsible for funding any Extension Expenses (including the amount of any additional deposits to the Trust Account that the Purchaser has agreed to make in connection with any Extension), and the Company shall advance its half of such Extension Expenses to the Purchaser upon written request from time to time, and shall indemnify the Purchaser for such portion of the Extension Expenses; provided, however, that (a) the Company’s obligations under this Section 5.21 shall be conditional on the Purchaser and the Company being then engaged in the SEC review process of the Proxy Statement; provided that the Company shall not be required to fund the Extension Expenses if it has elected to terminate this Agreement in accordance with Section 8.1 and (b) notwithstanding the foregoing, each of the Company and the Purchaser shall bear its own legal counsel expenses in connection with any Extension.

5.22 Incentive Plan. During the Interim Period, the Company shall adopt the Company Equity Plan and authorize 7,500,000 shares of Company Stock for issuance pursuant to the Company Equity Plan. The parties shall cooperate to establish a post-Closing equity incentive plan for service providers of Purchaser and the Surviving Corporation and its subsidiaries to be effective as of the Effective Time, which shall provide for an aggregate share reserve thereunder equal to seven and one-half percent (7.5%) of the issued and outstanding shares of Purchaser Common Stock immediately following the Closing Date on a fully-diluted and as-converted basis, including the number of shares of Purchaser Common Stock subject to any Assumed Options and Exchanged RSUs provided for under this Agreement. Any shares of Purchaser Common Stock granted under such equity incentive plan that are forfeited following grant shall be added back to the pool of authorized shares under such equity incentive plan.

5.23 Material Disruptive Event. In order to maximize business continuity and to minimize, mitigate, or eliminate any negative impacts on the Company from a Material Disruptive Event, the Company Principal’s ownership and position in the Company shall be structured in such a way as to eliminate the need for restructuring of ownership or changes in position were a Material Disruptive Event to occur.

5.24 Supplement to Company Disclosure Schedules. From time to time prior to the Closing, the Company shall have the right (but not the obligation) to supplement or amend the Company’s disclosure schedules hereto with respect to any matter hereafter arising or of which it becomes aware after the date hereof (each a “Schedule Supplement”). Any disclosure in any such Schedule Supplement shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or for determining whether or not the conditions set forth in Section 7.3 have been satisfied; provided, however, that if the Purchaser has the right to, but does not elect to, terminate this Agreement within fifteen (15) Business Days of its receipt of such Schedule Supplement, then the Purchaser shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter and, further, shall have irrevocably waived its right to indemnification under Section 6.2 with respect to such matter.

ARTICLE VI

SURVIVAL AND INDEMNIFICATION

6.1 Survival.

(a) All representations and warranties of the Company contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive the Closing through and until and including the Expiration Date; provided, however, that Fraud Claims relating to the Company shall survive indefinitely. If a Claim Notice for a claim of a breach of any representation or warranty has been given before the Expiration Date, then the relevant representations and warranties shall survive as to such claim and only to the extent of the amount claimed, until the claim has been finally resolved. All covenants, obligations and agreements of the Company contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished by the Company pursuant to this Agreement), including any indemnification obligations, shall survive the Closing and continue until fully performed in accordance with their terms.

(b) The representations and warranties of the Purchaser contained in this Agreement or in any certificate or instrument delivered by or on behalf of Purchaser or the Purchaser Representative pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Purchaser, the Purchaser Representative, and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Purchaser, the Purchaser Representative or their respective Representatives with respect thereto. The covenants and agreements made by the Purchaser and/or the Purchaser Representative in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

6.2 Indemnification. Subject to the terms and conditions of this Article VI and as acknowledged in the Letter of Transmittal executed by each Company Stockholder, from and after the Closing, the Company Stockholders and their respective successors and assigns (each, with respect to any claim made pursuant to this Agreement, an “Indemnifying Party”) will severally (based on their Pro Rata Share) indemnify, defend and hold harmless the Purchaser, the Purchaser Representative, their respective Affiliates and each of their respective officers, directors, managers, employees, successors and permitted assigns (each, with respect to any claim made pursuant to this Agreement, an “Indemnified Party”) from and against any and all losses, Actions, Orders, Liabilities, damages (including consequential damages), diminution in value, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses), (any of the foregoing, a “Loss”) paid, suffered or incurred by, or imposed upon, any Indemnified Party to the extent arising in whole or in part out of or resulting directly or indirectly from (whether or not involving a Third Party Claim): (a) the breach of any representation or warranty made by the Company set forth in this Agreement or in any certificate delivered by the Company, any Company Stockholder or the Seller Representative; (b) the breach of any covenant or agreement on the part of the Company or, after the Closing, the Purchaser, set forth in this Agreement or in any certificate delivered by the Company, any Company Stockholder or the Seller Representative; (c) any Action by Person(s) who were holders of equity securities of a Target Company, including options, warrants, convertible debt or other convertible securities or other rights to acquire equity securities of a Target Company, prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities; or (d) any Indebtedness or Transaction Expenses of the Target Companies which were not shown on the final Closing Statement pursuant to Section 1.13.

6.3 Limitations and General Indemnification Provisions.

(a) Except as otherwise expressly provided in this this Article VI, the Indemnified Parties will not be entitled to receive any indemnification payments under clause (a) of Section 6.2 unless and until the aggregate amount of Losses incurred by the Indemnified Parties for which they are otherwise entitled to indemnification under this Article VI exceeds Two million U.S. Dollars ($2,000,000) (the “Basket”), in which case the Indemnifying Parties shall be obligated to the Indemnified Parties for the amount of all Losses of the Indemnified Parties in excess of the Basket; provided, however, that the Basket shall not apply to (i) indemnification claims for breaches of any of the representations and warranties of the Company contained in Sections 4.1 (Organization and Standing), 4.2 (Authorization; Binding Agreement), 4.3 (Capitalization), 4.4 (Subsidiaries), 4.7(c) (Indebtedness) and 4.28 (Finders and Brokers) or (ii) Fraud Claims.

(b) The maximum aggregate amount of indemnification payments to which the Indemnifying Parties will be obligated to pay in the aggregate (excluding Fraud Claims) shall not exceed the amount of the Escrow Property in the Escrow Account at such time, and in the case of Fraud Claims, shall not exceed an amount equal to the Merger Consideration actually paid (based on the Redemption Price).

(c) In no event shall any Indemnified Party be entitled to recover or make a claim for any amounts in respect of, and in no event shall Losses be deemed to include, (i) any punitive, special or exemplary damages except to the extent actually paid to a third party in a Third Party Claim or (ii) any loss, liability, damage or expense to the extent included in the calculation of Closing Net Debt, or Transactions Expenses and that resulted in an adjustment to the Merger Consideration.

(d) Solely for purposes of determining the amount of Losses under this Article VI (and, for the avoidance of doubt, not for purposes of determining whether there has been a breach giving rise to the indemnification claim), all of the representations, warranties and covenants set forth in this Agreement (including the disclosure schedules hereto) or any Ancillary Document that are qualified by materiality, Material Adverse Effect or words of similar import or effect will be deemed to have been made without any such qualification.

(e) No investigation or knowledge by an Indemnified Party or the Purchaser Representative or their respective Representatives of a breach of a representation, warranty, covenant or agreement of an Indemnifying Party shall affect the representations, warranties, covenants and agreements of the Indemnifying Party or the recourse available to the Indemnified Parties under any provision of this Agreement, including this Article VI, with respect thereto.

(f) The amount of any Losses suffered or incurred by any Indemnified Party shall be reduced by the amount of any insurance proceeds paid to the Indemnified Party or any Affiliate thereof as a reimbursement with respect to such Losses (and no right of subrogation shall accrue to any insurer hereunder, except to the extent that such waiver of subrogation would prejudice any applicable insurance coverage), net of the costs of collection and the increases in insurance premiums resulting from such Loss or insurance payment.

6.4 Indemnification Procedures.

(a) The Purchaser Representative shall have the sole right to act on behalf of the Indemnified Parties with respect to any indemnification claims made pursuant to this Article VI, including bringing and settling any indemnification claims hereunder and receiving any notices on behalf of the Indemnified Parties. The Seller Representative shall have the sole right to act on behalf of the Indemnifying Parties with respect to any indemnification claims made pursuant to this Article VI, including defending and settling any indemnification claims hereunder and receiving any notices on behalf of the Indemnifying Parties.

(b) In order to make a claim for indemnification hereunder, the Purchaser Representative on behalf of an Indemnified Party must provide written notice (a “Claim Notice”) of such claim to the Seller Representative on behalf of the Indemnifying Parties and to the Escrow Agent, which Claim Notice shall include (i) a reasonable description of the facts and circumstances which relate to the subject matter of such indemnification claim to the extent then known and (ii) the amount of Losses suffered by the Indemnified Party in connection with the claim to the extent known or reasonably estimable (provided, that the Purchaser Representative may thereafter in good faith adjust the amount of Losses with respect to the claim by providing a revised Claim Notice to the Seller Representative and the Escrow Agent); provided, that the copy of any Claim Notice provided to the Escrow Agent shall be redacted for any confidential or proprietary information of the Indemnifying Party or the Indemnified Party described in clause (i).

(c) In the case of any claim for indemnification under this Article VI arising from a claim of a third party (including any Governmental Authority) (a “Third Party Claim”), the Purchaser Representative must give a Claim Notice with respect to such Third Party Claim to the Seller Representative promptly (but in no event later than thirty (30) days) after the Indemnified Party’s receipt of notice of such Third Party Claim; provided, that the failure to give such notice will not relieve the Indemnifying Party of its indemnification obligations except to the extent that the defense of such Third Party Claim is materially and irrevocably prejudiced by the failure to give such notice. The Seller Representative will have the right to defend and to direct the defense against any such Third Party Claim in its name and at its expense, and with counsel selected by the Seller Representative, unless (i) the Seller Representative fails to acknowledge fully to the Purchaser Representative the obligations of the Indemnifying Party to the Indemnified Party within twenty (20) days after receiving notice of such Third Party Claim or contests, in whole or in part, its indemnification obligations therefor or (ii) at any time while such Third Party Claim is pending, (A) there is a conflict of interest between the Seller Representative on behalf of the Indemnifying Party and the Purchaser Representative on behalf of the Indemnified Party in the conduct of such defense, (B) the applicable third party alleges a Fraud Claim, (C) such claim is criminal in nature, could reasonably be expected to lead to criminal proceedings, or seeks an injunction or other equitable relief against the Indemnified Party or (D) the amount of the Third Party Claim exceeds or is reasonably expected to exceed the value of the remaining Escrow Property in the Escrow Account (after deducting any amounts for pending but unresolved indemnification claims and resolved but unpaid indemnification claims). If the Seller Representative on behalf of the Indemnifying Party elects, and is entitled, to compromise or defend such Third Party Claim, it will within twenty (20) days (or sooner, if the nature of the Third Party Claim so requires) notify the Purchaser Representative of its intent to do so, and the Purchaser Representative and the Indemnified Party will, at the request and expense of the Seller Representative, cooperate in the defense of such Third Party Claim. If the Seller Representative on behalf of the Indemnifying Party elects not to, or at any time is not entitled under this Section 6.4 to, compromise or defend such Third Party Claim, fails to notify the Purchaser Representative of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the Purchaser Representative on behalf of the Indemnified Party may pay, compromise or defend such Third Party Claim. Notwithstanding anything to the contrary contained herein, the Indemnifying Party will have no indemnification obligations with respect to any such Third Party Claim which is settled by the Indemnified Party or the Purchaser Representative without the prior written consent of the Seller Representative on behalf of the Indemnifying Party (which consent will not be unreasonably withheld, delayed or conditioned); provided, however, that notwithstanding the foregoing, the Indemnified Party will not be required to refrain from paying any Third Party Claim which has matured by a final, non-appealable Order, nor will it be required to refrain from paying any Third Party Claim where the delay in paying such claim would result in the foreclosure of a Lien upon any of the property or assets then held by the Indemnified Party or where any delay in payment would cause the Indemnified Party material economic loss. The Seller Representative’s right on behalf of the Indemnifying Party to direct the defense will include the right to compromise or enter into an agreement settling any Third Party Claim; provided, that no such compromise or settlement will obligate the Indemnified Party to agree to any settlement that that requires the taking or restriction of any action (including the payment of money and competition restrictions) by the Indemnified Party other than the execution of a release for such Third Party Claim and/or agreeing to be subject to customary confidentiality obligations in connection therewith, except with the prior written consent of the Purchaser Representative on behalf of the Indemnified Party (such consent to be withheld, conditioned or delayed only for a good faith reason). Notwithstanding the Seller Representative’s right on behalf of the Indemnifying Party to compromise or settle in accordance with the immediately preceding sentence, the Seller Representative on behalf of the Indemnifying Party may not settle or compromise any Third Party Claim over the objection of the Purchaser Representative on behalf of the Indemnified Party; provided, however, that consent by the Purchaser Representative on behalf of the Indemnified Party to settlement or compromise will not be unreasonably withheld, delayed or conditioned. The Purchaser Representative on behalf of the Indemnified Party will have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Seller Representative’s right on behalf of the Indemnifying Party to direct the defense.

(d) With respect to any direct indemnification claim that is not a Third Party Claim, the Seller Representative on behalf of the Indemnifying Party will have a period of thirty (30) days after receipt of the Claim Notice to respond thereto. If the Seller Representative on behalf of the Indemnifying Party does not respond within such thirty (30) days, the Seller Representative on behalf of the Indemnifying Party will be deemed to have accepted responsibility for the Losses set forth in such Claim Notice subject to the limitations on indemnification set forth in this Article VI and will have no further right to contest the validity of such Claim Notice. If the Seller Representative responds within such thirty (30) days and rejects such claim in whole or in part, the Purchaser Representative on behalf of the Indemnified Party will be free to pursue such remedies as may be available under this Agreement (subject to Section 10.4), any Ancillary Documents or applicable Law.

6.5 Indemnification Payments. Any indemnification claims against the Indemnifying Parties (other than for Fraud Claims) shall be satisfied solely by the Escrow Property (with such indemnification first be applied against the Escrow Shares and then against any other Escrow Property), and no Indemnifying Party shall be required to make any out-of-pocket payment for indemnification other than in connection with Fraud Claims. Any indemnification obligation of an Indemnifying Party under this Article VI will be paid within five (5) Business Days after the determination of such obligation in accordance with Section 6.3(a) (and the Purchaser Representative and the Seller Representative will provide or cause to be provided to the Escrow Agent any written instructions or other information or documents required by the Escrow Agent to do so). Notwithstanding anything to the contrary contained herein, any indemnification payments will be made to Purchaser or its successors. With respect to any indemnification payment, the value of each Escrow Share or any other share of Purchaser Common Stock for purposes of determining the indemnification payment shall be the Purchaser Share Price on the date that the indemnification claim is finally determined in accordance with this Article VI. Any Escrow Shares or other shares of Purchaser Common Stock received by Purchaser as an indemnification payment shall be promptly cancelled by Purchaser after its receipt thereof. Without limiting any of the foregoing or any other rights of the Indemnified Parties under this Agreement or any Ancillary Document or at law or equity, in the event that an Indemnifying Party fails or refuses to promptly indemnify an Indemnified Party as provided herein or otherwise fails or refuses to make any payments required under any Ancillary Document, in either case, where it is established that such Indemnifying Party is obligated to provide such indemnification or to make such payment, the applicable Indemnified Party shall, in its sole discretion, be entitled to claim a portion of the shares of Purchaser Common Stock then owned by such Indemnifying Party up to an amount equal in value (based on the then current Purchaser Share Price) to the amount owed by such Indemnifying Party. In the event that such Indemnifying Party fails to promptly transfer any such shares of Purchaser Common Stock pursuant to this Section 6.5, the Purchaser Representative on behalf of Purchaser shall be and hereby is authorized as the attorney-in-fact for such Indemnifying Party to transfer such shares of Purchaser Common Stock to the proper recipient thereof as required by this Section 6.5, and may transfer such shares of Purchaser Common Stock and cancel the stock certificates for such shares on the books and records of Purchaser and issue new stock certificates to such transferee and may instruct its agents and any exchanges on which Purchaser Common Stock is listed or traded to do the same.

6.6 Exclusive Remedy. From and after the Closing, except with respect to Fraud Claims or claims seeking injunctions, specific performance or other equitable relief (including pursuant to Section 10.7), or claims under the terms of the Letters of Transmittal or other Ancillary Documents, indemnification pursuant to this Article VI shall be the sole and exclusive remedy for the Parties with respect to matters arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or otherwise relating to the subject matter of this Agreement, including the negotiation and discussion thereof.

ARTICLE VII

CLOSING CONDITIONS

7.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a) Required Purchaser Stockholder Approval. The Purchaser Stockholder Approval Matters that are submitted to the vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Purchaser Stockholder Approval”).

(b) Required Company Stockholder Approval. The Company Special Meeting shall have been held in accordance with the DGCL and the Company’s Organizational Documents, and at such meeting, the requisite vote of the Company Stockholders (including any separate class or series vote that is required, whether pursuant to the Company’s Organizational Documents, any stockholder agreement or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Merger (the “Required Company Stockholder Approval”).

(c) Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(d) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(e) Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 7.1(e) shall have each been obtained or made.

(f) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(g) Net Tangible Assets Test. Upon the Closing, after giving effect to the Redemption and any PIPE Investment, the Purchaser shall have net tangible assets of at least $5,000,001.

(h) Minimum Cash Condition. Upon the Closing, the Purchaser shall have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any PIPE Investment, prior to giving effect to the payment of Purchaser’s unpaid Expenses or Liabilities, at least equal to Sixty Million U.S. Dollars ($60,000,000).

(i) Appointment to the Board. The members of the Post-Closing Purchaser Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 5.17.

(j) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

(k) Continued Listing. The Company and the Purchaser shall have received confirmation from Nasdaq that the Purchaser Class A Common Stock and Purchaser Warrants shall be eligible for continued listing on the Nasdaq Global Market.

7.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 7.1, the obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Purchaser set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.

(b) Agreements and Covenants. The Purchaser shall have performed in all material respects all of the Purchaser’s obligations and complied in all material respects with all of the Purchaser’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing and uncured.

(d) Closing Deliveries.

(i) OFFICER CERTIFICATE. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.2(a), 7.2(b) and 7.2(c).

(ii) SECRETARY CERTIFICATE. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of the Purchaser’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Purchaser Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Purchaser is or is required to be a party or otherwise bound.

(iii) GOOD STANDING. The Purchaser shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for the Purchaser certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s jurisdiction of organization and from each other jurisdiction in which the Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) ESCROW AGREEMENT. The Company shall have received a copy of the Escrow Agreement, duly executed by the Purchaser and the Escrow Agent.

7.3 Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 7.1, the obligations of the Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Target Companies, taken as a whole.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies taken as a whole since the date of this Agreement which is continuing and uncured.

(d) Closing Deliveries.

(i) OFFICER CERTIFICATE. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.3(a), 7.3(b) and 7.3(c)

(ii) SECRETARY CERTIFICATE. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, and the adoption of the Surviving Corporation Organizational Documents, and

recommending the approval and adoption of the same by the Company Stockholders at a duly called meeting of stockholders, (C) evidence that the Required Company Stockholder Approval has been obtained and (D) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

(iii) GOOD STANDING. The Company shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for each Target Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) CERTIFIED CHARTER. The Company shall have delivered to the Purchaser a copy of the Company Charter, as in effect as of immediately prior to the Effective Time, certified by the Secretary of State of the State of Delaware as of a date no more than ten (10) Business Days prior to the Closing Date.

(v) EMPLOYMENT AGREEMENTS. The Purchaser shall have received employment agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to the Company and the Purchaser, between each of the persons set forth Schedule 7.3(d)(v) hereto and the applicable Target Company or the Purchaser, as noted in Schedule 7.3(d)(v), each such employment agreement duly executed by the parties thereto.

(vi) ESCROW AGREEMENT. The Purchaser shall have received a copy of the Escrow Agreement, duly executed by the Seller Representative and the Escrow Agent.

(vii) LEGAL OPINION. Purchaser shall have received a duly executed opinion from the Company’s counsel or counsels, in form and substance reasonably satisfactory to the Purchaser, addressed to the Purchaser and dated as of the Closing Date.

(viii) TRANSMITTAL DOCUMENTS. The Exchange Agent shall have received from each Company Stockholder the Transmittal Documents, each in form reasonably acceptable for transfer on the books of the Company.

(ix) COMPANY CONVERTIBLE SECURITIES. Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Company shall have converted, terminated, extinguished and cancelled in full any outstanding Company Convertible Securities or commitments therefor, other than the Company Options and the Company RSUs.

(x) RESIGNATIONS. Subject to the requirements of Section 5.18, the Purchaser shall have received written resignations, effective as of the Closing, of each of the directors and officers of the Company as requested by the Purchaser prior to the Closing.

(xi) NON-COMPETITION AGREEMENTS. The Purchaser shall have received Non-Competition Agreements from the Significant Company Holders, duly executed by each such Significant Company Holder and the Company.

(xii) LOCK-UP AGREEMENTS. The Purchaser shall have received a Lock-Up Agreement for each Significant Company Holder, duly executed by such Significant Company Holder.

7.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company or Company Stockholder) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VIII

TERMINATION AND EXPENSES

8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Company;

(b) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by September 20, 2022 (the “Outside Date”) (provided, that if Purchaser seeks and obtains an Extension, Purchaser shall have the right by providing written notice thereof to the Company to extend the Outside Date for an additional period equal to the shortest of (i) three (3) additional months, (ii) the period ending on the last date for Purchaser to consummate its Business Combination pursuant to such Extension and (iii) such period as determined by Purchaser); provided, however, the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by the Company to Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e) by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if at such time the Purchaser is in material uncured breach of this Agreement;

(f) by written notice by the Purchaser to the Company, if there shall have been a Material Adverse Effect on the Target Companies, taken as a whole, following the date of this Agreement which is uncured and continuing;

(g) by written notice by either the Purchaser or the Company to the other, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser’s stockholders have duly voted, and the Required Purchaser Stockholder Approval was not obtained; or

(h) by written notice by either the Purchaser or the Company to the other, if the Company Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Company Stockholders have duly voted, and the Required Company Stockholder Approval was not obtained.

(i) by the mutual and reasonable written consent of the Purchaser and the Company in the event that that any required approval of the SEC or any other Governmental Authority cannot be obtained by the Outside Date, as such date may be extended by an Extension.

8.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 8.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 8.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 5.6(d), 5.14, 5.15, 5.23, 8.3, 9.1, Article X and this Section 8.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 9.1). Without limiting the foregoing, and except as provided in Sections 8.3 and this Section 8.2 (but subject to Section 9.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 10.7, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 8.1.

8.3 Fees and Expenses. Subject to Sections 9.1, 10.14 and 10.15 all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. With respect to the Purchaser, Expenses shall include any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination and any Extension Expenses.

ARTICLE IX

WAIVERS AND RELEASES

9.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company and the Seller Representative each hereby represents and warrants that it has read the IPO Prospectus and understands that Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Purchaser’s public stockholders (including overallotment shares acquired by Purchaser’s underwriters) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, Purchaser may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their shares of Purchaser Common Stock in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to Purchaser’s Organizational Documents to extend Purchaser’s deadline to consummate a Business Combination, (b) to the Public Stockholders if the Purchaser fails to consummate a Business Combination within twelve (12) months after the closing of the IPO (or up to 18 months, if Purchaser automatically extends the time to complete a business combination as described in its Prospectus), subject to extension by amendment to Purchaser’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses, and (d) to Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the Seller Representative hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company or the Seller Representative nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Purchaser or any of its Representatives, on the one hand, and the Company, the Seller Representative or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company and the Seller Representative on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Purchaser or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Purchaser or its Affiliates). The Company and the Seller Representative each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Purchaser and its Affiliates to induce Purchaser to enter in this Agreement, and each of the Company and the Seller Representative further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company or the Seller Representative or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Purchaser or its Representatives, each of the Company and the Seller Representative hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on behalf or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company or the Seller Representative or any of their respective Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders, whether in the form of money damages or injunctive relief, Purchaser and its Representatives, as applicable, shall be entitled to recover from the Company, the Seller Representative and their respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event Purchaser or its Representatives, as applicable, prevails in such Action. This Section 9.1 shall survive termination of this Agreement for any reason and continue indefinitely.

ARTICLE X

MISCELLANEOUS

10.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser or Merger Sub at or prior to the Closing, to:

Digital World Acquisition Corp.
78 SW 7th Street, Suite 500
Miami, FL 33130
Attn: Patrick Orlando, Chairman and CEO
Telephone No.: (561) 467-5200
Email: porlando@benesserecapital.com

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105
Attn: Barry I. Grossman, Esq.
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com

If to the Purchaser Representative, to: ARC Global Investments II, LLC 78 SW 7th Street, Suite 500 Miami, FL 33130 Attn: Patrick Orlando Telephone No.: (561) 467-5200 Email: info@benespac.com with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105
Attn: Barry I. Grossman, Esq.
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com

If to the Company or the Surviving Corporation, to: c/o Trump Media & Technology Group Corp. 400 N. Cattlemen Rd., Ste. 200 Sarasota, Florida 34232 Attn: General Counsel

with a copy (which will not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP
2 South Biscayne Blvd.
21st Floor
Miami, FL 33131
Attn: John F. Haley, Esq.
Telephone No.: (305) 373-9400
Email: JFHaley@nelsonmullins.com

If to the Seller Representative, to: Trump Media & Technology Group Corp. 400 N. Cattlemen Rd., Ste. 200 Sarasota, Florida 34232 Attn: General Counsel

with a copy (which will not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP
2 South Biscayne Blvd.
21st Floor
Miami, FL 33131
Attn: John F. Haley, Esq.
Telephone No.: (305) 373-9400
Email: JFHaley@nelsonmullins.com

If to the Purchaser after the Closing, to: Trump Media & Technology Group Corp. 400 N. Cattlemen Rd., Ste. 200 Sarasota, Florida 34232 Attn: General Counsel and	with a copy (which will not constitute notice) to: Nelson Mullins Riley & Scarborough LLP 2 South Biscayne Blvd. 21st Floor Miami, FL 33131 Attn: John F. Haley, Esq.

the Purchaser Representative

Telephone No.: (305) 373-9400
Email: JFHaley@nelsonmullins.com

and

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105
Attn: Barry I. Grossman, Esq.
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com

10.2 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Company (and after the Closing, the Purchaser Representative and the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

10.3 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 5.18, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

10.4 Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 10.4, and any dispute to be determined by the Independent Expert in accordance with Section 1.13) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 10.4. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

10.5 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Sections 1.13 and 10.4, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof) (the “Specified Courts”). Subject to Sections 1.13 and 10.4, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 10.1. Nothing in this Section 10.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

10.6 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6.

10.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

10.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

10.9 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company, the Purchaser Representative and the Seller Representative.

10.10 Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Company Stockholders, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Purchaser Representative or the Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of the Purchaser Representative.

10.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

10.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its stockholders under the DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

10.13 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.14 Purchaser Representative.

(a) The Purchaser, on behalf of itself and its Subsidiaries, successors and assigns, by execution and delivery of this Agreement, hereby irrevocably appoints ARC Global Investments II, LLC, in the capacity as the Purchaser Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i) bringing, managing, controlling, defending and settling on behalf of an Indemnified Party any indemnification claims by any of them under Article VI; (ii) controlling and making any determinations with respect to the post-Closing Merger Consideration adjustments under Section 1.13; (iii) acting on behalf of such Person under the Escrow Agreement; (iv) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Purchaser Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Purchaser Representative Documents”); (v) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Purchaser Representative Documents; (vi) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Purchaser Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Purchaser Representative and to rely on their advice and counsel; (vii) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other out-of-pocket fees and expenses allocable or in any way relating to such transaction or any indemnification claim; and (viii) otherwise enforcing the rights and obligations of any such Persons under any Purchaser Representative Documents, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person; provided, that the Parties acknowledge that the Purchaser Representative is specifically authorized and directed to act on behalf of, and for the benefit of, the holders of Purchaser Securities (other than the Company Security Holders immediately prior to the Effective Time and their respective successors and assigns). All decisions and actions by the Purchaser Representative, including any agreement between the Purchaser Representative and the Company, Seller Representative, any Company Stockholders or Indemnifying Party relating to the defense or settlement of any claims for which an Indemnifying Party may be required to indemnify an Indemnified Party pursuant to Article VI, shall be binding upon the Purchaser and its Subsidiaries, successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 10.14 are irrevocable and coupled with an interest. The Purchaser Representative hereby accepts its appointment and authorization as the Purchaser Representative under this Agreement.

(b) The Purchaser Representative shall not be liable for any act done or omitted under any Purchaser Representative Document as the Purchaser Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Purchaser shall indemnify, defend and hold harmless the Purchaser Representative from and against any and all Losses incurred without gross negligence, bad faith or willful misconduct on the part of the Purchaser Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Purchaser Representative’s duties under any Purchaser Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Purchaser Representative. In no event shall the Purchaser Representative in such capacity be liable under or in connection with any Purchaser Representative Document for any indirect, punitive, special or consequential damages. The Purchaser Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Purchaser Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Purchaser Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of the Purchaser, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the Purchaser Representative may deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Purchaser Representative under this Section 10.14 shall survive the Closing and continue indefinitely.

(c) The Person serving as the Purchaser Representative may resign upon ten (10) days’ prior written notice to the Purchaser and the Seller Representative, provided, that the Purchaser Representative appoints in writing a replacement Purchaser Representative. Each successor Purchaser Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Purchaser Representative, and the term “Purchaser Representative” as used herein shall be deemed to include any such successor Purchaser Representatives.

10.15 Seller Representative.

(a) Each Company Stockholder, by delivery of a Letter of Transmittal, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints the Company’s Chief Financial Officer, in his capacity as the Seller Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which the Seller Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Seller Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under the Seller Representative Documents, including: (i) managing, controlling, defending and settling on behalf of an Indemnifying Party any indemnification claims against any of them under Article VI, including controlling, defending, managing, settling and participating in any Third Party Claim in accordance with Section (a); (ii) controlling and making any determinations with respect to the post-Closing Merger Consideration adjustments under Section 1.13; (iii) acting on behalf of such Person under the Escrow Agreement; (iv) terminating, amending or waiving on behalf of such Person any provision of any Seller Representative Document (provided, that any such action, if material to the rights and obligations of the Company Stockholders in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all Company Stockholders unless otherwise agreed by each Company Stockholder who is subject to any disparate treatment of a potentially material and adverse nature); (v) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Document; (vi) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (vii) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; (viii) receiving all or any portion of the consideration provided to the Company Stockholders under this Agreement and to distribute the same to the Company Stockholders in accordance with their Pro Rata Share; and (ix) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and the Purchaser Representative, the Purchaser or any Indemnified Party relating to the defense or settlement of any claims for which an Indemnifying Party may be required to indemnify an Indemnified Party pursuant to Article VI, shall be binding upon each Company Stockholder and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 10.15 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.

(b) Any other Person, including the Purchaser Representative, the Purchaser, the Company and the Indemnified Parties and the Indemnifying Parties may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Company Stockholders under any Seller Representative Documents. The Purchaser Representative, the Purchaser, the Company and each Indemnified Party and Indemnifying Party shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) the settlement of any indemnification claims by an Indemnified Party pursuant to Article VI, (ii) any payment instructions provided by the Seller Representative or (iii) any other actions required or permitted to be taken by the Seller Representative hereunder, and no Company Stockholder nor any Indemnifying Party shall have any cause of action against the Purchaser Representative, the Purchaser, the Company or any other Indemnified Party for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. The Purchaser Representative, the Purchaser, the Company and the other Indemnified Parties shall not have any Liability to any Company Stockholder or Indemnifying Party for any allocation or distribution among the Company Stockholders by the Seller Representative of payments made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to a Company Stockholder under any Seller Representative Document shall be made to the Seller Representative for the benefit of such Company Stockholder, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Company Stockholder with respect thereto. All notices or other communications required to be made or delivered by a Company Stockholder shall be made by the Seller Representative (except for a notice under Section 10.15(d) of the replacement of the Seller Representative).

(c) The Seller Representative will act for the Company Stockholders on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Company Stockholders, but the Seller Representative will not be responsible to the Company Stockholders for any Losses that any Company Stockholder or any Indemnifying Party may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. From and after the Closing, the Company Stockholders shall jointly and severally indemnify, defend and hold the Seller Representative harmless from and against any and all Losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties under any Seller Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted under any Seller Representative Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Company Stockholders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 10.15 shall survive the Closing and continue indefinitely.

(d) If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of Company Stockholders, then the Company Stockholders shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Company Stockholders holding in the aggregate a Pro Rata Share in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Purchaser Representative and the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.

10.16 Legal Representation. The Parties agree that, notwithstanding the fact that EGS may have, prior to Closing, jointly represented the Purchaser, Merger Sub, the Purchaser Representative and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Purchaser and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, EGS will be permitted in the future, after Closing, to represent the Sponsor, the Purchaser Representative or their respective Affiliates in connection with matters in which such Persons are adverse to the Purchaser or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and the Seller Representative, who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Sponsor, the Purchaser Representative or their respective Affiliates in which the interests of such Person are adverse to the interests of the Purchaser, the Company and/or the Seller Representative or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of the Purchaser, Merger Sub, any Sponsor, the Purchaser Representative or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor and the Purchaser Representative shall be deemed the clients of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor and the Purchaser Representative, shall be controlled by the Sponsor and the Purchaser Representative and shall not pass to or be claimed by Purchaser or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by the Purchaser or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

ARTICLE XI

DEFINITIONS

11.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“AAA” means the American Arbitration Association or any successor entity conducting arbitrations.

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited Company Financials.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Adjusted Merger Consideration” means an amount equal to the sum of (i) the Merger Consideration, plus (ii) the aggregate amount of the exercise prices for all Company Stock under In-the-Money Company Options in accordance with their terms (and assuming no cashless exercise).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate or the Purchaser prior to the Closing

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“As Adjusted” means as equitably adjusted for the occurrence of stock splits, stock dividends, combinations, recapitalizations and the like.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“Business Plan” means the October 2021 business plan of the Company which was previously provided to the Purchaser.

“Closing Company Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Target Companies on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Target Companies as of such time.

“Closing Net Debt” means, as of the Reference Time, (i) the aggregate amount of all Indebtedness of the Target Companies, less (ii) the Closing Company Cash, in each case of clauses (i) and (ii), on a consolidated basis and as determined in accordance with the Accounting Principles.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Charter” means the Certificate of Incorporation of the Company, as amended and effective under the DGCL, prior to the Effective Time.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Securities” means, collectively, any Company Options, Company RSUs, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company Equity Plan” means the Trump Media & Technology Group Corp. 2021 Equity Incentive Plan, as such may be amended, supplemented or modified from time to time, which shall be adopted by the Company during the Interim Period.

“Company Options” means, collectively, all outstanding options to purchase shares of Company Stock, whether or not exercisable and whether or not vested, immediately prior to the Effective Time under the Company Equity Plan or otherwise.

“Company Principal” means former President Donald J. Trump.

“Company RSUs” means all outstanding restricted stock units with respect to shares of Company Stock, whether or not vested, immediately prior to the Effective Time under the Company Equity Plan or otherwise.

“Company Securities” means, collectively, the Company Stock and any Company Convertible Securities.

“Company Security Holders” means, collectively, the holders of Company Securities.

“Company Stock” means the common stock, par value $0.000001 per share, of the Company.

“Company Stockholders” means, collectively, the holders of Company Stock.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“Fully-Diluted Company Shares” means the total number of issued and outstanding shares of Company Stock, treating all outstanding in-the-money Company Convertible Securities as fully vested and as if the Company Convertible Security had been exercised as of the Effective Time, but excluding any Company Securities described in Section 1.9(b).”

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Going Public Transaction” means (i) the offering and sale to the public of securities of the Company, or a direct listing application of the Company, in connection with which the securities of the Company are listed or quoted on an organized stock exchange or trading market, (ii) a reverse takeover by the Company of any corporation listed on, or that obtains a listing of its principal voting securities on, an organized stock exchange or trading market, (iii) the sale of all or substantially all of the issued and outstanding shares in the capital of the Company for securities that are listed or quoted on an organized stock exchange or trading market, or (iv) the amalgamation, merger, arrangement, reverse takeover or any other corporate transaction involving the Company with or into another entity pursuant to which securities of the resulting issuer from such transaction are listed or quoted on an organized stock exchange or trading market.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“In-the-Money Company Option” means a Company Option with an exercise price less than the Per Share Price.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.

“Internet Assets” means any and all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.

“IPO” means the initial public offering of Purchaser Public Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of September 2, 2021, and filed with the SEC on September 8, 2021 (File No. 333-256472).

“IPO Underwriter” means EF Hutton, a division of Benchmark Investments, LLC, the lead underwriter in the IPO.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Key Employee(s)” means, with respect to the Company, any of its Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer, Chief Content Officer or its Chief Information Officer.

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the executive officers or directors of any Target Company, after reasonable inquiry or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) and (vi), with respect to the Purchaser, the consummation and effects of the

Redemption (or any redemption in connection with the Extension); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) -(iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Purchaser, the amount of the Redemption (or any redemption in connection with the Extension, if any) or the failure to obtain the Required Purchaser Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to the Purchaser.

“Material Disruptive Event” means the occurrence of any of the following after the Closing (i) the Company Principal announces that he is running for a public office, or (ii) the Company Principal is personally convicted of a felony criminal offense.

“Merger Sub Common Stock” means the shares of common stock, par value $0.001 per share, of Merger Sub.

“Nasdaq” means the Nasdaq Global Market.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Per Share Price” means an amount equal to (i) the Adjusted Merger Consideration, divided by (ii) the Fully-Diluted Company Shares.

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (v) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed as a percentage equal to (i) the portion of the Stockholder Merger Consideration payable by the Purchaser to such Company Stockholder in accordance with the terms of this Agreement, divided by (ii) the total Stockholder Merger Consideration payable by the Purchaser to all Company Stockholders in accordance with the terms of this Agreement.

“Purchaser Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of the Purchaser, along with any equity securities paid as dividends or distributions after the Closing with respect to sch shares or into which such shares are exchanged or converted after the Closing.

“Purchaser Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Common Stock” means the shares of Purchaser Class A Common Stock and Purchaser Class B Common Stock, collectively.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company, the Seller Representative or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company, the Seller Representative or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Preferred Stock” means the shares of preferred stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Private Units” means the units issued by Purchaser in a private placement to the Sponsor at the time of the consummation of the IPO consisting of one (1) share of Purchaser Class A Common Stock and one half (1/2) of one (1) Purchaser Private Warrant.

“Purchaser Private Warrant” means one (1) whole warrant of which one half (1/2) of one (1) warrant was included as part of each Purchaser Private Unit, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Public Units” means the units issued in the IPO (including overallotment units acquired by Purchaser’s underwriter) consisting of one (1) share of Purchaser Class A Common Stock and one half (1/2) of one (1) Purchaser Public Warrant.

“Purchaser Public Warrant” means one (1) whole warrant of which one half (1/2) of one (1) was included as part of each Purchaser Public Unit, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Securities” means the Purchaser Units, the Purchaser Common Stock, the Purchaser Preferred Stock and the Purchaser Warrants, collectively.

“Purchaser Share Price” means an amount equal to the VWAP of the Purchaser Common Stock over the twenty (20) Trading Days ending at the close of business on the principal securities exchange or securities market on which the Purchaser Common Stock are then traded immediately prior to the date of determination, as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the date of this Agreement.

“Purchaser Units” means Purchaser Private Units and Purchaser Public Units, collectively.

“Purchaser Warrants” means Purchaser Private Warrants and Purchaser Public Warrants, collectively.

“Redemption Price” means an amount equal to the price at which each share of Purchaser Common Stock is redeemed or converted pursuant to the Redemption (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

“Reference Time” means the close of business of the Company on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Purchaser hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness, Transaction Expenses or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Company Holder” means any Company Stockholder who (i) is a Key Employee or director of the Company or (ii) owns more than ten percent (10%) of the total issued and outstanding shares of the Company.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means ARC Global Investments II, LLC, a Delaware limited liability company, it its capacity as sponsor of the Purchaser.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means any day on which shares of Purchaser Common Stock are actually traded on the principal securities exchange or securities market on which the Purchaser Common Stock are then traded.

“Transaction Expenses” means all fees and expenses of any of the Target Companies incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of any Target Company, (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any Target Company at or after the Closing pursuant to any agreement to which any Target Company is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, (iii) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on Purchaser, Merger Sub or any Target Company in connection with the Merger or the other transactions contemplated by this Agreement and (iv) which are Extension Expenses.

“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of September 2, 2021, as it may be amended, by and between the Purchaser and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume- weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

11.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section

AAA Procedures	10.4

Accounts Receivable	4.7(f)

Acquisition Proposal	5.6(a)

Adjustment Amount	1.13(d)

Agreement	Preamble

Alternative Transaction	5.6(a)

Amended Purchaser Charter	1.7

Antitrust Laws	5.9(b)

Assumed Option	1.9(d)

Basket	6.3(a)

Term	Section

Business Combination	9.1

Certificate of Merger	1.2

CFO	1.13(a)

Claim Notice	6.4(b)

Closing	2.1

Closing Date	2.1

Closing Filing	5.14(b)

Closing Press Release	5.14(b)

Closing Statement	1.13(a)

Company	Preamble

Term	Section

Company Benefit Plan	4.19(a)

Company Certificates	1.10(a)

Company Directors	5.17(a)

Company Disclosure Schedules	Article IV

Company Financials	4.7(a)

Company IP	4.13(d)

Company IP Licenses	4.13(a)

Company Material Contracts	4.12(a)

Company Permits	4.10

Company Personal Property Leases	4.16

Company Real Property Leases	4.15

Company Registered IP	4.13(a)

Company Special Meeting	5.13

Conversion Ratio	1.8(a)

D&O Indemnified Persons	5.18(a)

D&O Tail Insurance	5.18(b)

DGCL	Recitals

Dispute	10.4

Dissenting Shares	1.15

Dissenting Stockholder	1.15

Earnout Shares	1.17(a)

Earnout Share Payments	1.17(a)(iii)

Effective Time	1.17(b)

Effective Time	1.2

EGS	2.1

Enforceability Exceptions	3.2

Environmental Permits	4.20(a)

Escrow Account	1.16(a)

Escrow Agent	1.16(a)

Escrow Agreement	1.16(a)

Escrow Amount	1.16(a)

Escrow Property	1.16(a)

Escrow Shares	1.16(a)

Estimated Closing Statement	1.12

Term	Section

Exchange Agent	1.10(a)

Expenses	8.3

Expiration Date	1.16(b)

Extension	5.3(a)

Extension Expenses	5.3(a)(iv)

Federal Securities Laws	5.7

First Earnout Share Payment	1.17(a)(i)

First Share Price Target	1.17(a)(i)

Incentive Plan	5.12(a)

Indemnified Party	6.2

Indemnifying Party	6.2

Independent Expert	1.13(b)

Independent Expert Notice Date	1.13(b)

Interim Balance Sheet Date	4.7(a)

Interim Period	5.1(a)

Letter of Transmittal	1.10(a)

Lock-Up Agreement	Recitals

Loss	6.2

Lost Certificate Affidavit	1.10(d)

Merger	Recitals

Merger Consideration	1.8(a)

Merger Sub	Preamble

Non-Competition Agreement	Recitals

Objection Statement	1.13(b)

OFAC	3.19(c)

Off-the-Shelf Software	4.13(a)

Outbound IP License	4.13(c)

Outside Date	8.1(b)

Party(ies)	Preamble

Pending Claims	1.16(b)

PIPE Investment	5.20

Post-Closing Purchaser Board	5.17(a)

Proxy Statement	5.12(a)

Public Certifications	3.6(a)

Term	Section

Public Stockholders	9.1

Purchaser	Preamble

Purchaser Directors	5.17(a)

Purchaser Disclosure Schedules	Article III

Purchaser Financials	3.6(b)

Purchaser Material Contract	3.13(a)

Purchaser Representative	Preamble

Purchaser Representative Documents	10.14(a)

Purchaser Stockholder Approval Matters	5.12(a)

Purchaser Special Meeting	5.12(a)

Redemption	5.12(a)

Registration Statement	5.12(a)

Related Person	4.21

Released Claims	9.1

Representative Party	1.13(b)

Required Company Stockholder Approval	7.1(b)

Required Purchaser Stockholder Approval	7.1(a)

Term	Section

Resolution Period	10.4

Schedule Supplement	5.24

SEC Reports	3.6(a)

Second Earnout Share Payment	1.17(a)(ii)

Second Share Price Target	1.17(a)(ii)

Section 409A Plan	4.19(j)

Seller Representative	Preamble

Seller Representative Documents	10.15(a)

Signing Filing	5.14(b)

Signing Press Release	5.14(b)

Specified Courts	10.5

Stockholder Merger Consideration	1.8(a)1.8

Surviving Corporation	1.1

Third Earnout Share Payment	1.17(a)(iii)

Third Party Claim	6.4(c)

Third Share Price Target	1.17(a)(iii)

Transmittal Documents	1.10(b)

Voting Agreements	Recitals

IN WITNESS WHEREOF, each Party hereto has caused this Agreement and Plan of Merger to be signed and delivered as of the date first written above.

The Purchaser:

DIGITAL WORLD ACQUISITION CORP.

By:	/s/ Patrick Orlando
	Name:	Patrick Orlando
	Title:	Chairman and Chief Executive Officer

The Purchaser Representative:

ARC GLOBAL INVESTMENTS II, LLC, solely in the capacity as the Purchaser Representative hereunder

By:	/s/ Patrick Orlando
	Name:	Patrick Orlando
	Title:	Managing Member

Merger Sub:

DWAC MERGER SUB INC.

By:	/s/ Patrick Orlando
	Name:	Patrick Orlando
	Title:	Chairman and Chief Executive Officer

The Company:

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

By:	/s/ Donald J. Trump
	Name:	President Donald J. Trump
	Title:	Chairman and Authorized Representative

The Seller Representative:

Chief Legal Officer of the Company, solely in the capacity as the Seller Representative hereunder

By:	/s/ Lori Heyer-Bednar
	Name:	Lori Heyer-Bednar
	Title:	Chief Legal Officer

[Signature Page to Merger Agreement]

Exhibit A

October 20, 2021 EGS Draft

FORM OF VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made as of October [●], 2021 by and among (i) Digital World Acquisition Corp., a Delaware corporation (together with its successors, including the Successor after the Conversion (as such terms are defined in the Merger Agreement, defined below), the “Purchaser”), (ii) Trump Media & Technology Group Corp., a Delaware corporation (the “Company”), and (iii) the undersigned stockholders (“Holder”) of the Company. Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement.

WHEREAS, on or about the date hereof, the Purchaser, DWAC Merger sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), ARC Global Investments II, LLC, in the capacity as the Purchaser Representative, the Company and the Company’s Chief Legal Officer, in the capacity as the Seller Representative, entered into that certain Agreement and Plan of Merger (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity (the “Merger”), and as a result of which, among other matters, (a) all of the issued and outstanding capital stock of the Company, immediately prior to the consummation of the Merger, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right to receive Stockholder Merger Consideration, subject to the withholding of the Escrow Shares being deposited in the Escrow Account in accordance with the terms and conditions of the Merger Agreement and the Escrow Agreement and (b) the Company Options shall be assumed by Purchaser with the result that such assumed Company Options shall be replaced with Assumed Options, exercisable into shares of Purchaser Common Stock (as equitably adjusted), all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the of the DGCL;

WHEREAS, the Board of Directors of the Company has (a) approved and declared advisable the Merger Agreement, the Ancillary Documents, the Merger and the other transactions contemplated by any such documents (collectively, the “Transactions”), (b) determined that the Transactions are fair to and in the best interests of the Company and its stockholders (the “Company Stockholders”) and (c) recommended the approval and the adoption by each of the Company Stockholders of the Merger Agreement, the Ancillary Documents, the Merger and the other Transactions; and

WHEREAS, as a condition to the willingness of the Purchaser to enter into the Merger Agreement, and as an inducement and in consideration therefor, and in view of the valuable consideration to be received by Holder thereunder, and the expenses and efforts to be undertaken by the Purchaser and the Company to consummate the Transactions, the Purchaser, the Company and Holder desire to enter into this Agreement in order for Holder to provide certain assurances to the Purchaser regarding the manner in which Holder is bound hereunder to vote any shares of capital stock of the Company which Holder beneficially owns, holds or otherwise has voting power (the “Shares”) with respect to the Merger Agreement, the Merger, the Ancillary Documents and the Transactions during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms (the “Voting Period”).

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Covenant to Vote in Favor of Transactions. Holder agrees, with respect to all of the Shares:

(a)  during the Voting Period, at each meeting of the Company Stockholders or any class or series thereof, and in each written consent or resolutions of any of the Company Stockholders in which Holder is entitled to vote or consent, Holder hereby unconditionally and irrevocably agrees to participate in such meeting and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Shares (i) in favor of, and adopt, the Merger, the Merger Agreement, the Ancillary Documents, any amendments to the Company’s Organizational Documents contemplated by the Merger Agreement, and all of the other Transactions (and any actions required in furtherance thereof), (ii) in favor of the other matters set forth in the Merger Agreement, and (iii) to vote the Shares in opposition to: (A) any Acquisition Proposal and any and all other proposals (x) for the acquisition of the Company, (y) that could reasonably be expected to delay or impair the ability of the Company to consummate the Merger, the Merger Agreement or any of the Transactions, or (z) which are in competition with or materially inconsistent with the Merger Agreement or the Ancillary Documents; or (B) any other action or proposal involving any Target Company that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay or adversely affect in any material respect the Transactions or would reasonably be expected to result in any of the conditions to the Closing under the Merger Agreement not being fulfilled;

(b)  to execute and deliver all related documentation and take such other action in support of the Merger, the Merger Agreement, any Ancillary Documents and any of the Transactions as shall reasonably be requested by the Company or the Purchaser in order to carry out the terms and provision of this Section 1, including, without limitation, (i) execution and delivery to the Company of a Letter of Transmittal and the Transmittal Documents, (ii) delivery of Holder’s Company Certificate (or a Lost Certificate Affidavit in lieu of the Company Certificate and such other documents as may be reasonably requested by Purchaser), duly endorsed for transfer, to the Company and any similar or related documents, (iii) any actions by written consent of the Company Stockholders presented to Holder with respect to the matters in Section 1(a) or 1(f), and (iv) any applicable Ancillary Documents (including if Holder is a Significant Company Holder, a Lock-Up Agreement and a Non-Competition Agreement), customary instruments of conveyance and transfer, and any consent, waiver, governmental filing, and any similar or related documents;

(c)  not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares owned by Holder or his/her/its Affiliates in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the Company and the Purchaser in connection with the Merger Agreement, the Ancillary Documents and any of the Transactions;

(d) except as contemplated by the Merger Agreement or the Ancillary Documents, make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of the Company capital stock in connection with any vote or other action with respect to the Transactions, other than to recommend that stockholders of the Company vote in favor of adoption of the Merger Agreement and the Transactions and any other proposal the approval of which is a condition to the obligations of the parties under the Merger Agreement (and any actions required in furtherance thereof and otherwise as expressly provided by Section 1 of this Agreement);

(e)  to refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to the Merger, the Merger Agreement, the Ancillary Documents and any of the Transactions, including pursuant to the DGCL;

(f) without limiting Sections 1(a) and 1(b) above, to: approve and consent to the termination of, and terminate, the Contracts set forth on Schedule 7.3(e)(xiv) to the Merger Agreement.

2.  Grant of Proxy. Holder, with respect to all of the Shares, hereby irrevocably grants to, and appoints, the Purchaser and any designee of the Purchaser (determined in the Purchaser’s sole discretion) as Holder’s attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in Holder’s name, to vote, or cause to be voted (including by proxy or written consent, if applicable) any Shares owned (whether beneficially or of record) by Holder. The proxy granted by Holder pursuant to this Section 2 is irrevocable and is granted in consideration of the Purchaser entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. Holder hereby affirms that such irrevocable proxy is coupled with an interest by reason of the Merger Agreement and, except upon the termination of this Agreement in accordance with Section 5(a), is intended to be irrevocable. Holder agrees, until this Agreement is terminated in accordance with Section 5(a), to vote its Shares in accordance with Section 1 above.

3. Other Covenants.

(a)  No Transfers. Holder agrees that during the Voting Period it shall not, and shall cause its Affiliates not to, without the Purchaser’s prior written consent, (A) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Shares; (B) grant any proxies or powers of attorney with respect to any or all of the Shares; (C) permit to exist any lien of any nature whatsoever (other than those imposed by this Agreement, applicable securities Laws or the Company’s Organizational Documents, as in effect on the date hereof) with respect to any or all of the Shares; or (D) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Holder’s ability to perform its obligations under this Agreement. The Company hereby agrees that it shall not permit any Transfer of the Shares in violation of this Agreement. Holder agrees with, and covenants to, the Purchaser that Holder shall not request that the Company register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Shares during the term of this Agreement without the prior written consent of the Purchaser, and the Company hereby agrees that it shall not effect any such Transfer.

(b)  Permitted Transfers. Section 3(a) shall not prohibit a Transfer of Shares by Holder (i) for the net settlement of Holder’s options to purchase Shares, (ii) for the exercise of Holder’s options to purchase Shares, to the extent such options would expire prior to the Effective Time (to pay the exercise price thereof and any tax withholding obligations), (iii) for the exercise of Holder’s options to purchase Shares, and the sale of a sufficient number of such Shares acquired upon exercise of such options as would generate sales proceeds sufficient to pay the aggregate applicable exercise price of shares then exercised under such options and the taxes payable by Holder as a result of such exercise or settlement, (iv) to any family member or trust for the benefit of any family member, (v) to any stockholder, member or partner of Holder, if an entity, (vi) to any Affiliate of Holder, or (vii) to any person or entity if and to the extent required by any non-consensual Order, by divorce decree or by will, intestacy or other similar Applicable Law, so long as, (A) in the case of the foregoing clauses (i), (ii) and (iii), Holder acknowledges and agrees that the Shares purchased upon such net settlement or exercise of options shall be subject to the restrictions in this Agreement, and (B) in the case of the foregoing clauses (iv), (v), (vi) and (vii), the assignee or transferee agrees to be bound by the terms of this Agreement and executes and delivers to the parties hereto a written consent and joinder memorializing such agreement. During the term of this Agreement, the Company will not register or otherwise recognize the transfer (book-entry or otherwise) of any Shares or any certificate or uncertificated interest representing any of Holder’s Shares, except as permitted by, and in accordance with, this Section 3(b).

(c)  Changes to Shares. In the event of a stock dividend or distribution, or any change in the shares of capital stock of the Company by reason of any stock dividend or distribution, stock split, recapitalization, combination, conversion, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in such transaction. Holder agrees during the Voting Period to notify the Purchaser and the Company promptly in writing of the number and type of any additional Shares acquired by Holder, if any, after the date hereof.

(d)  Registration Statement; Efforts. Holder agrees during the Voting Period to provide to the Purchaser, the Company and their respective Representatives any information regarding Holder or the Shares that is reasonably requested by the Purchaser, the Company or their respective Representatives for inclusion in the

Registration Statement. Holder further agrees that it shall use its commercially reasonable efforts to cooperate with the Purchaser and the Company to effect the Merger and the other Transactions and the provisions of this Agreement.

(e)  Publicity. Holder shall not issue any press release or otherwise make any public statements with respect to the Transactions or the transactions contemplated herein without the prior written approval of the Company and the Purchaser. Holder hereby authorizes the Company and the Purchaser to publish and disclose in any announcement or disclosure required by the SEC, Nasdaq or the Registration Statement (including all documents and schedules filed with the SEC in connection with the foregoing), Holder’s identity and ownership of the Shares and the nature of Holder’s commitments and agreements under this Agreement, the Merger Agreement and any other Ancillary Documents.

4. Representations and Warranties of Holder. Holder hereby represents and warrants to the Purchaser and the Company as follows:

(a)  Binding Agreement. Holder (i) if a natural person, is of legal age to execute this Agreement and is legally competent to do so and (ii) if not a natural person, is (A) a corporation, limited liability company, company or partnership duly organized and validly existing under the laws of the jurisdiction of its organization and (B) has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. If Holder is not a natural person, the execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby by Holder has been duly authorized by all necessary corporate, limited liability or partnership action on the part of Holder, as applicable. This Agreement, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of Holder, enforceable against Holder in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles). Holder understands and acknowledges that the Purchaser is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Holder.

(b)  Ownership of Shares. As of the date hereof, Holder has beneficial ownership over the type and number of the Shares set forth under Holder’s name on the signature page hereto, is the lawful owner of such Shares, has the sole power to vote or cause to be voted such Shares, and has good and valid title to such Shares, free and clear of any and all pledges, mortgages, encumbrances, charges, proxies, voting agreements, liens, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those imposed by this Agreement, applicable securities Laws or the Company’s Organizational Documents, as in effect on the date hereof. There are no claims for finder’s fees or brokerage commission or other like payments in connection with this Agreement or the transactions contemplated hereby payable by Holder pursuant to arrangements made by Holder. Except for the Shares and other securities of the Company set forth under Holder’s name on the signature page hereto, as of the date of this Agreement, Holder is not a beneficial owner or record holder of any: (i) equity securities of the Company, (ii) securities of the Company having the right to vote on any matters on which the holders of equity securities of the Company may vote or which are convertible into or exchangeable for, at any time, equity securities of the Company or (iii) options, warrants or other rights to acquire from the Company any equity securities or securities convertible into or exchangeable for equity securities of the Company.

(c)  No Conflicts. No filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by Holder, the performance of its obligations hereunder or the consummation by it of the transactions contemplated hereby. None of the execution and delivery of this Agreement by Holder, the performance of its obligations hereunder or the consummation by it of the transactions contemplated hereby shall (i) conflict with or result in any breach of the certificate of incorporation, bylaws or other comparable organizational documents of Holder, if applicable,

(ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any Contract or obligation to which Holder is a party or by which Holder or any of the Shares or its other assets may be bound, or (iii) violate any applicable Law or Order, except for any of the foregoing in clauses (i) through (iii) as would not reasonably be expected to impair Holder’s ability to perform its obligations under this Agreement in any material respect.

(d)  No Inconsistent Agreements. Holder hereby covenants and agrees that, except for this Agreement, Holder (i) has not entered into, nor will enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Shares inconsistent with Holder’s obligations pursuant to this Agreement, (ii) has not granted, nor will grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Shares and (iii) has not entered into any agreement or knowingly taken any action (nor will enter into any agreement or knowingly take any action) that would make any representation or warranty of Holder contained herein untrue or incorrect in any material respect or have the effect of preventing Holder from performing any of its material obligations under this Agreement.

5. Miscellaneous.

(a)  Termination. Notwithstanding anything to the contrary contained herein, this Agreement shall automatically terminate, and none of the Purchaser, the Company or Holder shall have any rights or obligations hereunder, upon the earliest to occur of (i) the mutual written consent of the Purchaser, the Company and Holder, (ii) the Effective Time (following the performance of the obligations of the parties hereunder required to be performed at or prior to the Effective Time), and (iii) the date of termination of the Merger Agreement in accordance with its terms. The termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against another party hereto or relieve such party from liability for such party’s breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of this Section 5(a) shall survive the termination of this Agreement.

(b)  Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be assigned, transferred or delegated by Holder at any time without the prior written consent of the Purchaser and the Company, and any purported assignment, transfer or delegation without such consent shall be null and void ab initio.

(c)  Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d) Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate courts thereof) (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth or referred to in Section 5(h). Nothing in this Section 5(d) shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

(e)  WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(e).

(f)  Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g) Capacity as a Company Stockholder. Holder signs this Agreement solely in Holder’s capacity as a stockholder of the Company, and not in Holder’s capacity as a director, officer or employee of the Company. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of the Company or prevent or be construed to create any obligation on the part of any director or officer of the Company from taking any action in his or her capacity as such director or officer.

(h) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Purchaser to:	with a copy (which will not constitute notice) to:

Digital World Acquisition Corp.	Ellenoff Grossman & Schole LLP
78 SW 7th Street, Suite 500	1345 Avenue of the Americas, 11th Floor
Miami, FL 33130	New York, NY 10105
Attn: Patrick Orlando, Chairman and CEO	Attn: Barry I. Grossman, Esq.
Telephone No.: (561) 467-5200	Telephone No.: (212) 370-1300
Email: porlando@benesserecapital.com	Email: bigrossman@egsllp.com

If to the Company to:	with a copy (which will not constitute notice) to:

Trump Media & Technology Group Corp.	Nelson Mullins Riley & Scarborough LLP
1100 S Ocean Blvd	2 South Biscayne Blvd.
Palm Beach, Florida 33480	21st Floor
Attn: Chief Legal Officer	Miami, FL 33131
Attn: John F. Haley, Esq.
Telephone No.: (305) 373-9400
Email: JFHaley@nelsonmullins.com

If to Holder, to: the address set forth under Holder’s name on the signature page hereto, with a copy (which will not constitute notice) to, if not the party sending the notice, each of the Company and the Purchaser (and each of their copies for notices hereunder).

(i)  Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Purchaser, the Company and the Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(j)  Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(k)  Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and the Company and the Purchaser will have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, the Company and the Purchaser shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(l)  Expenses. Each party shall be responsible for its own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby; provided, that in the event of any Action arising out of or relating to this Agreement, the non-prevailing party in any such Action will pay its own expenses and the reasonable documented out-of-pocket expenses, including reasonable attorneys’ fees and costs, reasonably incurred by the prevailing party.

(m)  No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship among Holder, the Company and the Purchaser, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto or among any other Company Stockholders entering into voting agreements with the Company or the Purchaser. Holder is not affiliated with any other holder of securities of the Company entering into a voting agreement with the Company or the Purchaser in connection with the Merger Agreement and has acted independently regarding its decision to enter into this Agreement. Nothing contained in this Agreement shall be deemed to vest in the Company or the Purchaser any direct or indirect ownership or incidence of ownership of or with respect to any Shares.

(n) Further Assurances. From time to time, at another party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(o) Entire Agreement. This Agreement (together with the Merger Agreement to the extent referred to herein) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Purchaser or the Company or any of the obligations of Holder under any other agreement between Holder and the Purchaser or the Company or any certificate or instrument executed by Holder in favor of the Purchaser or the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Purchaser or the Company or any of the obligations of Holder under this Agreement.

(p) Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile or electronic signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

{Remainder of Page Intentionally Left Blank; Signature Page Follows}

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

The Purchaser :

DIGITAL WORLD ACQUISITION CORP.

By:
Name:
Title:

The Company:

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

By:
Name:
Title:

{Signature Page to Voting Agreement}

Holder:

Name of Holder: [             ]

By:

Name:

Title:

Number and Type of Shares:

    shares of Company Common Stock

Address for Notice:

Address:

Facsimile No.:

Telephone No.:

Email:                 :

{Signature Page to Voting Agreement}

Exhibit B

FINAL FORM

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [●], 2021 by and among (i) Digital World Acquisition Corp., a Delaware corporation, which will be known after the consummation of the transactions contemplated by the Merger Agreement (as defined below) as “Trump Media & Technology Group Corp.” (including any successor entity thereto, the “Purchaser”), (ii) ARC Global Investments II, LLC, a Delaware limited liability company, in the capacity under the Merger Agreement as the Purchaser Representative (including any successor Purchaser Representative appointed in accordance therewith, the “Purchaser Representative”), and (iii) the undersigned (“Holder”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement.

WHEREAS, on October 20, 2021, (i) the Purchaser, (ii) DWAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) the Purchaser Representative thereunder, (iv) the Company’s Chief Legal Officer in the capacity thereunder as the Seller Representative, (v) Trump Media & Technology Group Corp., a Delaware corporation (“Company”) entered into that certain Agreement and Plan of Merger (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity (the “Merger”), and as a result of which, among other matters, (a) all of the issued and outstanding capital stock of the Company, immediately prior to the consummation of the Merger (the “Closing”), shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right to receive Stockholder Merger Consideration, subject to the withholding of the Escrow Shares being deposited in the Escrow Account in accordance with the terms and conditions of the Merger Agreement and the Escrow Agreement and (b) the Company Options shall be assumed by Purchaser with the result that such assumed Company Options shall be replaced with Assumed Options, exercisable into shares of Purchaser Common Stock (as equitably adjusted), all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the of the DGCL;

WHEREAS, immediately prior to the date hereof, Holder is a Company Stockholder who (i) is a Key Employee or a director of the Company or (ii) owns more than ten percent (10%) of the issued and outstanding shares of the Company; and

WHEREAS, pursuant to the Merger Agreement, and in view of the valuable consideration to be received by Holder thereunder, the parties desire to enter into this Agreement, pursuant to which the Stockholder Merger Consideration, the Assumed Options and all Purchaser Common Stock underlying the Assumed Options, received by Holder in the Merger in exchange for the Company Stock and or Company Options, set forth underneath Holder’s name on the signature page hereto, including its right to any Escrow Shares and any Earnout Shares that may be issued after the Closing with respect to the Company Stock and/or Company Options set forth underneath Holder’s name on the signature page hereto in accordance with the Merger Agreement (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Lock-Up Provisions.

(a)  Holder hereby agrees not to, during the period (the “Lock-Up Period”) commencing from the Closing and ending on the earliest of (x) the six-months after the date of the Closing, (y) the date on which the closing price of the Purchaser Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period commencing at least one-hundred fifty (150) days after the Closing, and (z) the date after the Closing on which Purchaser consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Purchaser’s stockholders having the right to exchange their equity holdings in Purchaser for cash, securities or other property: (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”). The foregoing sentence shall not apply to the transfer of any or all of the Restricted Securities owned by Holder (other than any Escrow Shares until such Escrow Shares are disbursed to Holder from the Escrow Account in accordance with the terms and conditions of the Merger Agreement and the Escrow Agreement) (I) by gift, will or intestate succession upon the death of Holder, (II) to any Permitted Transferee (defined below) or (III) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; provided, however, that in any of cases (I), (II) or (III) it shall be a condition to such transfer that the transferee executes and delivers to the Purchaser and the Purchaser Representative an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further transfer of such Restricted Securities except in accordance with this Agreement. As used in this Agreement, the term “Permitted Transferee” shall mean: (1) the members of Holder’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse or domestic partner, the siblings of such person and his or her spouse or domestic partner, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses or domestic partners and siblings), (2) any trust for the direct or indirect benefit of Holder or the immediate family of Holder, (3) if Holder is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (4) if Holder is an entity, as a distribution to limited partners, shareholders, members of, or owners of similar equity interests in Holder upon the liquidation and dissolution of Holder, and (5) to any affiliate of Holder. Holder further agrees to execute such agreements as may be reasonably requested by Purchaser or the Purchaser Representative that are consistent with the foregoing or that are necessary to give further effect thereto.

(b)  Holder further acknowledges and agrees that it shall not be permitted to engage in any Prohibited Transfer with respect to any Escrow Shares until both the Lock-Up Period has expired and such Escrow Shares have been disbursed to Holder from the Escrow Account in accordance with the terms and conditions of the Merger Agreement and the Escrow Agreement.

(c)  If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and Purchaser shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Purchaser may impose stop-transfer instructions with respect to the Restricted Securities of Holder (and Permitted Transferees and assigns thereof) until the end of the Lock-Up Period.

(d)  During the Lock-Up Period (and with respect to any Escrow Shares, if longer, during the period when such Escrow Shares are held in the Escrow Account), each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF OCTOBER [●], 2021, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), A CERTAIN REPRESENTATIVE OF THE ISSUER NAMED THEREIN AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e)  For the avoidance of any doubt, Holder shall retain all of its rights as a stockholder of the Purchaser during the Lock-Up Period, including the right to vote any Restricted Securities, subject to the terms of the Merger Agreement and the Escrow Agreement with respect to Escrow Shares.

2.  Miscellaneous.

(a)  Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time. The Purchaser may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder. If the Purchaser Representative is replaced in accordance with the terms of the Merger Agreement, the replacement Purchaser Representative shall automatically become a party to this Agreement as if it were the original Purchaser Representative hereunder.

(b)  Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(c)  Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate courts thereof) (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 2(f). Nothing in this Section 2(c) shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

(d)  WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY

JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2(d).

(e)  Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(f)  Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Purchaser Representative, to:	With a copy (which will not constitute notice) to:

ARC Global Investments II, LLC	Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
ARC Global Investments II, LLC	New York, New York 10105
78 SW 7th Street, Suite 500	Attn: Barry I. Grossman, Esq.
Miami, FL 33130	Facsimile No.: (212) 370-7889
Attn: Patrick Orlando	Telephone No.: (212) 370-1300
Telephone No.: (561) 467-5200	Email: bigrossman@egsllp.com
]
Email: info@benespac.com
If to the Purchaser, at or prior to the Closing to:	With a copy (which will not constitute notice) to:

Digital World Acquisition Corp.	Ellenoff Grossman & Schole LLP
78 SW 7th Street, Suite 500	1345 Avenue of the Americas, 11th Floor
Miami, FL 33130	New York, New York 10105
Attn: Patrick Orlando, Chairman and CEO	Attn: Barry I. Grossman, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (561) 467-5200	Telephone No.: (212) 370-1300
Email: porlando@benesserecapital.com	Email: bigrossman@egsllp.com

If to the Purchaser after the Closing, to:	With copies to (which shall not constitute notice):

Trump Media & Technology Group Corp.	Nelson Mullins Riley & Scarborough LLP
1100 S Ocean Blvd	2 South Biscayne Blvd.
Palm Beach, Florida 33480	21st Floor
Attn: Chief Legal Officer	Miami, FL 33131
and	Attn: John F. Haley, Esq.
Telephone No.: (305) 373-9400
the Purchaser Representative	Email: JFHaley@nelsonmullins.com

and

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com

If to Holder, to: the address set forth below Holder’s name on the signature page to this Agreement.

(g)  Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Purchaser, the Purchaser Representative and Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(h)  Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(i)  Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and Purchaser will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, the Purchaser shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which the Purchaser may be entitled under this Agreement, at law or in equity.

(j)  Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Purchaser and the Purchaser Representative or any of the obligations of Holder under any other agreement between Holder and the Purchaser or the Purchaser Representative or any certificate or instrument executed by Holder in favor of the Purchaser, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Purchaser or the Purchaser Representative or any of the obligations of Holder under this Agreement.

(k)  Further Assurances. From time to time, at another party’s request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(l)  Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Purchaser:

DIGITAL WORLD ACQUISITION CORP.

By:
Name:
Title:

The Purchaser Representative:

ARC GLOBAL INVESTMENTS II, LLC solely in the capacity under the Merger Agreement as the Purchaser Representative

By:
Name:

{Additional Signature on the Following Page}

{Signature Page to Lock-Up Agreement}

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Holder:

Name of Holder: [              ]

By:

Name:

Title:

Number of Shares and Type of Company Stock and/ Company Options:

Company Stock:

Company Options:

Address for Notice:

Address:

Facsimile No.:

Telephone No.:

Email:                 :

{Signature Page to Lock-Up Agreement}

ANNEX A-1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment (“First Amendment”) to the Agreement and Plan of Merger (as defined below) is made and entered into as of May 11, 2022, by and among (i) Digital World Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), (ii) DWAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) ARC Global Investments II, LLC, a Delaware limited liability company, in the capacity as the Purchaser Representative thereunder (the “Purchaser Representative”), (iv) the Company’s General Counsel, in the capacity as the Seller Representative thereunder (the “Seller Representative”), and (v) Trump Media & Technology Group Corp., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

RECITALS:

WHEREAS, Purchaser, Merger Sub, the Purchaser Representative, the Seller Representative and the Company have entered into that certain Agreement and Plan of Merger, dated as of October 20, 2021 (the “Original Agreement,” and as amended, including by this First Amendment, the “Merger Agreement”);

WHEREAS, the Parties now desire to amend the Original Agreement on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Merger Agreement, the Parties hereto, intending to be legally bound, do hereby acknowledge and agree as follows:

1. Amendments to Merger Agreement.

(a) Clause (iv) of the preamble to the Original Agreement is hereby amended by deleting the words “Chief Legal Officer” and replacing them with the words “General Counsel”.

(b) Section 1.9(f) of the Original Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

Company Convertible Securities. Any Company Convertible Security other than Company Options, Company RSUs and the Company Convertible Notes, if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Company Stock.

(c) Section 1.9 of the Original Agreement is hereby amended by adding the following as a new Section 1.9(g):

(g) Company Convertible Notes. Each Company Convertible Note that is issued and outstanding immediately prior to the Effective Time shall immediately after the Effective Time automatically convert into a number of shares of Purchaser Common Stock equal to the number of shares of Company Stock (or Purchaser Common Stock, as applicable) as such Company Convertible Note would automatically convert upon the consummation of a business combination with Purchaser, in accordance with the terms and conditions of each such Company Convertible Note.

(d) Section 1.16(a) of the Original Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

At or prior to the Closing, the Purchaser Representative, the Seller Representative and Continental Stock Transfer & Trust Company (or such other escrow agent mutually acceptable to Purchaser and the Company), as escrow agent (the “Escrow Agent”), shall enter into an Escrow Agreement, effective as

A-1-1

of the Effective Time, in form and substance reasonably satisfactory to Purchaser and the Company (the “Escrow Agreement”), pursuant to which Purchaser shall issue to the Escrow Agent a number of shares of Purchaser Common Stock equal to the quotient obtained by dividing (i) five percent (5%) of the initial Merger Consideration (meaning $875,000,000) (as determined on the Closing Date) by (ii) the Purchaser Share Price (the “Escrow Amount”) (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Escrow Shares”) to be held, along with any other dividends, distributions or other income on the Escrow Shares (together with the Escrow Shares, the “Escrow Property”), in a segregated escrow account (the “Escrow Account”) and disbursed therefrom in accordance with the terms of Section 1.13 and Article VI hereof and the Escrow Agreement.

(e) The last clause in Section 7.3(d)(ix) of the Original Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“other than the Company Options, the Company RSUs and the Company Convertible Notes.”

(f) The first clause of Section 8.1(b) of the Original Agreement is hereby amended by deleting the words “an Extension” and replacing them with “one or more Extensions” and deleting the words “such Extension” and replacing them with “any such Extension”.

(g) The reference to “Chief Financial Officer” in Section 10.15(a) of the Original Agreement shall be deleted and replaced with “General Counsel.” In addition, at the end of Section 10.15(a) the following language shall be added:

For the Parties’ reference, the Company’s General Counsel is Scott Glabe. For avoidance of doubt, it is the intention of the Parties that the General Counsel, serve as a successor Seller Representative in accordance with Section 10.15(d) of the Original Agreement.

(h) Section 11.1 of the Original Agreement is hereby amended by adding the following definition:

“Company Convertible Notes” means the series of convertible promissory notes in the aggregate principal amount of up to Fifty Million dollars ($50,000,000) issued by the Company pursuant to those certain note purchase agreements, by and among the Company and the holders party thereto including any additional convertible promissory notes (the “Additional Company Convertible Notes”) of like tenor entered into after the date of this Agreement. The Additional Company Convertible Notes shall feature a floor conversion price of $10 or greater.

(i) Section 11.1 of the Original Agreement is hereby amended by deleting the definition of “Company Convertible Securities” and replacing it with the following:

“Company Convertible Securities” means, collectively, any Company Options, Company RSUs, Company Convertible Notes, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

2. Consent. Notwithstanding Section 5.3(b)(ii) and (iv) of the Merger Agreement, the Company and Purchaser acknowledge and agree that during the Interim Period Purchaser may issue convertible securities to the Sponsor or its Affiliates in the Aggregate amount of up to $30 million, which convertible securities shall feature a floor conversion price of $10 or greater, for the purpose of providing working capital for the payment of expenses actually (or reasonably expected to be) incurred by the Purchaser, and the Company hereby consents to such issuances and the issuance of any Purchaser Securities underlying such convertible notes, subject to terms of this Section 2.

3. Miscellaneous. Except as expressly provided in this First Amendment, all of the terms and provisions in the Original Agreement and the Ancillary Documents are and shall remain unchanged and in full force and

A-1-2

effect, on the terms and subject to the conditions set forth therein. This First Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement or any Ancillary Document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Merger Agreement in the Merger Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Original Agreement, as amended by this First Amendment (or as the Merger Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Original Agreement, as amended by this First Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Merger Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. If any provision of the Original Agreement is materially different from or inconsistent with any provision of this First Amendment, the provision of this First Amendment shall control, and the provision of the Original Agreement shall, to the extent of such difference or inconsistency, be disregarded. Sections 10.1 through 10.10, 10.12 and 10.13 of the Original Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this First Amendment as if all references to the “Agreement” contained therein were instead references to this First Amendment.

A-1-3

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, each Party hereto has caused this First Amendment to be signed and delivered as of the date first written above.

The Purchaser:

DIGITAL WORLD ACQUISITION CORP.

By:	/s/ Patrick Orlando
Name:	Patrick Orlando
Title:	Chief Executive Officer
The Purchaser Representative:
ARC GLOBAL INVESTMENTS II, LLC, solely
in the capacity as the Purchaser Representative
hereunder

By:	/s/ Patrick Orlando
Name:	Patrick Orlando
Title:	Authorized Signatory
Merger Sub:
DWAC MERGER SUB INC.

By:	/s/ Patrick Orlando
Name:	Patrick Orlando
Title:	President
The Company:
TRUMP MEDIA & TECHNOLOGY GROUP CORP.

By:	/s/ Devin Nunes
Name:	Devin Nunes
Title:	Chief Executive Officer

The Seller Representative:

General Counsel of the Company, solely in the
capacity as the Seller Representative hereunder

By:	/s/ Scott Glabe
Name:	Scott Glabe
Title:	General Counsel

[Signature Page to First Amendment to Merger Agreement]

A-1-4

Annex A-2

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Second Amendment (this “Second Amendment”) to the Merger Agreement (as defined below) is made and entered into as of August 9, 2023, by and among (i) Digital World Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), (ii) DWAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) ARC Global Investments II, LLC, a Delaware limited liability company, in the capacity as the Purchaser Representative thereunder (the “Purchaser Representative”), (iv) the Company’s General Counsel, in the capacity as the Seller Representative thereunder (the “Seller Representative”), and (v) Trump Media & Technology Group Corp., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

RECITALS:

WHEREAS, the Parties have entered into that certain Agreement and Plan of Merger, dated as of October 20, 2021 (as amended by the First Amendment to the Agreement and Plan of Merger, dated as of May 11, 2022, the “Merger Agreement”);

WHEREAS, the Parties now desire to amend the Merger Agreement on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Merger Agreement, the Parties, intending to be legally bound, do hereby acknowledge and agree as follows:

1. Amendments to Merger Agreement.

(a) In Section 1.9(a), Section 1.9(d), Section 1.9(e), Section 1.13(d), Section 1.17, Section 1.17(d), Section 3.6(a), Section 5.5, Section 5.12, Section 9.1, the definition of “Purchaser Share Price” and the definition of “Trading Day”, the references to “Purchaser Common Stock” are hereby replaced with “Purchaser Class A Common Stock”.

(b) Section 1.7 of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“1.7 Amended Purchaser Charter. Upon the Effective Time, the Purchaser shall amend and restate its Amended and Restated Certificate of Incorporation in a form to be mutually agreed between the Purchaser and the Company (the “Amended Purchaser Charter”) which shall, among other matters, amend the Purchaser’s Certificate of Incorporation to (i) provide that the name of the Purchaser shall be changed to “Trump Media & Technology Group Corp.” or such other name as mutually agreed to by the Parties, (ii) provide for size and structure of the Post-Closing Purchaser Board in accordance with Section 5.17, (iii) convert the Purchaser Class A Common Stock and Purchaser Class B Common Stock on a one-to-one basis into one class of common stock and (iv) remove and change certain provisions in the Certificate of Incorporation related to the Purchaser’s status as a blank check company. The board of directors of the Purchaser shall approve the Amended Purchaser Charter (including the High Vote Stock Terms) prior to the filing of the final definitive Registration Statement.”

(c) Section 1.8(a) of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“(a) As consideration for the Merger, (i) the Company Security Holders collectively, shall be entitled to receive from the Purchaser, in the aggregate, a number of Purchaser Securities with an aggregate value equal to

A-2-1

(the “Merger Consideration”) (A) Eight Hundred Seventy-Five Million U.S. Dollars ($875,000,000), minus (B) the amount of Closing Net Debt, minus (C) the amount of any Transaction Expenses, with each Company Stockholder (other than the Company Principal who shall instead receive the Purchaser High Vote Common Stock) receiving for each share of Company Stock held (excluding any Company Securities described in Section 1.9(b)) a number of shares of Purchaser Class A Common Stock equal to (I) the Per Share Price, divided by (II) the Redemption Price (the “Conversion Ratio”), and (ii) the holders of Company Common Stock that was received pursuant to Section 9(g) shall be entitled to receive from the Purchaser a number of shares of Purchaser Class A Common Stock equal to the number of shares of Company Common Stock that were issued to the holders of Company Convertible Notes pursuant to Section 1.9(g), multiplied by the Conversion Ratio (the total portion of the Merger Consideration amount payable to all Company Stockholders (but excluding holders of Company Options) in accordance with this Agreement is also referred to herein as the “Stockholder Merger Consideration”); provided, that the Merger Consideration otherwise payable to Company Stockholders is subject to the withholding of the Escrow Shares deposited in the Escrow Account in accordance with Section 1.16, and after the Closing is subject to adjustment in accordance with Section 1.13 and reduction for the indemnification obligations of the Indemnifying Parties set forth in Article VI. The holders of Company Options shall receive such number of Assumed Options as described in Section 1.9(d) with such terms and conditions as described in Section 1.9(d). The holders of Company RSUs shall receive such number of Exchanged RSUs as described in Section 1.9(e) with such terms and conditions as described in Section 1.9(e).”

(d) Section 1.9(g) of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“(g) Company Convertible Notes. Each Company Convertible Note that is issued and outstanding immediately prior to the Effective Time shall automatically convert immediately prior to the Effective Time into a number of shares of Company Common Stock as such Company Convertible Note would automatically convert upon the consummation of a business combination with Purchaser, in accordance with each such Company Convertible Note.”

(e) In Section 1.16(a) of the Merger Agreement, the reference to “five percent (5%)” is hereby replaced with “three percent (3%)”.

(f) In Section 1.17(a)(i) of the Merger Agreement, the reference to “$15.00” is hereby replaced with “$12.50”.

(g) In Section 1.17(a)(ii) of the Merger Agreement, the reference to “$20.00” is hereby replaced with “$15.00”.

(h) In Section 1.17(a)(iii) of the Merger Agreement, the reference to “$30.00” is hereby replaced with “$17.50”.

(i) Section 5.6(d) of the Merger Agreement is hereby deleted in its entirety.

(j) Section 5.17(a) of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“The Parties shall take all necessary action, including causing the directors of the Purchaser to resign, so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of seven (7) individuals. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Purchaser Board (i) the one (1) person that is designated by the Purchaser (which shall be the Chief Executive Officer of the Purchaser, or another Person that is reasonably acceptable to the Company) prior to the Closing (the “Purchaser Director”), and (ii) the six (6) persons that are designated by the Company prior to the Closing (the “Company Directors”), at least three (3) of whom shall qualify as an

A-2-2

independent director under Nasdaq rules. Subject to resignations provided by the Company’s directors, the board of directors of the Surviving Corporation immediately after the Closing shall be the same as the board of directors of the Company immediately prior to the Closing. Pursuant to the Amended Purchaser Charter as in effect as of the Closing, the Post-Closing Purchaser Board will be a classified board with three classes of directors, with (I) one class of directors, the Class I Directors, initially serving a one (1) year term, such term effective from the Closing (but any subsequent Class I Directors serving a three (3) year term), (II) a second class of directors, the Class II Directors, initially serving a two (2) year term, such term effective from the Closing (but any subsequent Class II Directors serving a three (3) year term), and (III) a third class of directors, the Class III Directors, serving a three (3) year term, such term effective from the Closing. The Purchaser Director shall be a Class III Director. In accordance with the Amended Purchaser Charter as in effect at the Closing, no director on the Post-Closing Purchaser Board may be removed without cause. At or prior to the Closing, the Purchaser will provide the Purchaser Director with a customary director indemnification agreement, in form and substance reasonably acceptable to such Purchaser Director.

(k) Article V of the Merger Agreement is hereby amended by adding the following as a new Section 5.25:

“5.25 Purchaser High Vote Common Stock.

Notwithstanding anything to the contrary herein, the Parties agree that the Amended Purchaser Charter will reflect the creation of the Purchaser High Vote Common Stock to be issued to the Company Principal. Each share of Purchaser High Vote Common Stock shall have the same voting, dividend, liquidation and other rights as one share of Purchaser Class A Common Stock, except that each share of Purchaser High Vote Common Stock shall entitle its holder to a number of votes equal to the greater of (i) one vote and (ii) the number of votes that would cause the aggregate number of shares issued to the Company Principal as consideration in the Merger (excluding any Earnout Shares) to represent 55% of the voting power (to the maximum extent permitted by the rules and regulations of Nasdaq and applicable Law, following the reasonable best efforts of the Purchaser to obtain any necessary approvals) of (A) all shares of Purchaser Common Stock entitled to vote on the election of directors as of immediately following the Closing plus (B) the maximum number of shares of Purchaser Common Stock issuable upon the conversion of all convertible preferred stock or other convertible securities of the Purchaser (if any) outstanding or with respect to which purchase agreements are in effect at Closing, and the shares of Purchaser High Vote Common Stock will vote together with all other shares of Purchaser Class A Common Stock on all matters put to a vote of Purchaser stockholders (the “High Vote Stock Terms”). Each share of Purchaser High Vote Common Stock will automatically convert into a share of Purchaser Class A Common Stock upon transfer (other than to an affiliate) and shall be subject to such sunset provisions and other terms as are required by the rules and regulations of Nasdaq or applicable Law. For the avoidance of doubt and notwithstanding anything herein to the contrary, the creation of the Purchaser High Vote Common Stock pursuant to this Section 5.25 shall in no way constitute a breach of any of Purchaser’s covenants or agreements hereunder or be deemed to cause any representation or warranty of Purchaser to not be true or correct as of the Closing.”

(l) Article V of the Merger Agreement is hereby amended by adding the following as a new Section 5.26:

“5.26 License Agreement.

The Company shall use its reasonable best efforts to, as promptly as practicable (and no later than the day prior to the Target Filing Date) (i) obtain from the Company Principal a waiver by the Company Principal of his right to terminate that certain Amended and Restated License, Likeness, Exclusivity and Restrictive Covenant Agreement dated as of December 23, 2021 by and between, inter alia, the Company and the Company Principal (the “License Agreement”) pursuant to Section 2(a)a6 thereof prior to the later of (A) the Outside Date and (B) any other date to which the Parties mutually agree to extend the time to consummate the Merger or (ii) otherwise

A-2-3

obtain an agreement that the License Agreement shall not be terminable by the Company Principal (or his affiliates) prior to the later of (A) the Outside Date and (B) any other date to which the Parties mutually agree to extend the time to consummate the Merger (the “License Agreement Waiver”).”

(m) Article V of the Merger Agreement is hereby amended by adding the following as a new Section 5.27:

“5.27 Updated Diligence Materials.

(a) Promptly following the date hereof, the Company shall use its reasonable best efforts to provide, prior to the Diligence Period Completion Date, the Purchaser with a current Business Plan and such other financial information and other information and materials as may be reasonably requested by Purchaser and its Representatives to complete an updated due diligence of the Company.

(b) Promptly following the date hereof, the Purchaser shall use its reasonable best efforts to provide, prior to the Diligence Period Completion Date, the Company such financial information and other information and materials as may be reasonably requested by the Company and its Representatives to complete an updated due diligence of the Purchaser.

(c) For a period of twenty days following the Diligence Period Completion Date, the Purchaser and the Company shall discuss and negotiate in good faith any additional amendments to this Agreement as may be considered necessary as a result of such diligence or to reflect properly the intent of the Parties.”

(n) Article V of the Merger Agreement is hereby amended by adding the following as a new Section 5.28:

“5.28 Modification of Financing Sources.

The Purchaser agrees to use its reasonable best efforts to discuss with the investors of the PIPE Investment a reduction or termination of the PIPE Investment prior to the Diligence Period Completion Date.”

(o) Article V of the Merger Agreement is hereby amended by adding the following as a new Section 5.29:

“5.29 Registration Rights.

The Purchaser agrees to use its reasonable best efforts to (i) join Affiliates of the Company holding Purchaser Shares after the Effective Time to that certain Registration Rights Agreement dated September 2, 2021, between the Purchaser and the Sponsor and (ii) amend the Registration Rights Agreement dated December 4, 2021, between the Purchaser and the PIPE Investors, if applicable, to allow the Affiliates of the Company to include their pro rata number of Purchaser Shares in each registration statement filed for the benefit of the Sponsor and/or the PIPE Investors following the Closing until all Purchaser Shares held by Affiliates of the Company have been registered for resale.”

(p) Article V of the Merger Agreement is hereby amended by adding the following as a new Section 5.30:

“5.30 Amendment to Registration Statement.

The Purchaser shall use reasonable best efforts to file an amendment to the Registration Statement as promptly as practicable, and in no event later than October 9, 2023.”

A-2-4

(q) Section 8.1(b) of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by December 31, 2023 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(r) Section 8.1 of the Merger Agreement is hereby amended by adding the following as a new Section 8.1(j), Section 8.1(k), Section 8.1(l), and Section 8.1(m).

“(j) by the Purchaser if the License Agreement Waiver has not been obtained by the earlier of September 30, 2023 and the Target Filing Date;

(k) by the Purchaser if the board of directors of the Purchaser, following updated due diligence conducted pursuant to Section 5.27(a), no longer believes in good faith that the Merger and the transactions contemplated by this Agreement (as may be amended from time to time) are in the best interests of Purchaser or its stockholders; provided that such termination right may only be exercised on or prior September 30, 2023; or

(l) by the Company if the board of directors of the Company, following updated due diligence conducted pursuant to Section 5.27(b), no longer believes in good faith that the Merger and the transactions contemplated by this Agreement (as may be amended from time to time) are in the best interests of the Company or its stockholders; provided that such termination right may only be exercised on or prior to September 30, 2023; or

(m) by the Company if the Purchaser has not filed an amendment to the Registration Statement by October 9, 2023; provided that such termination right may only be exercised on or prior to October 13, 2023.”

(s) Clause (i) of Section 8.2 of the Merger Agreement is hereby amended to delete “5.6(d),”.

(t) Section 10.12 of the Merger Agreement is hereby amended by adding the following at the end thereof:

“The Parties acknowledge and agree that the shares of Purchaser Common Stock issuable to the holders of Company Common Stock that was issued to holders of Company Convertible Notes pursuant to Section 9.1(g) shall be in addition to the number of shares of Purchaser Common Stock issuable to other holders of Company Common Stock pursuant to Section 8.1(a)(i), and to the extent necessary the Parties agree to work in good faith to enter into such amendments to this Agreement as may be necessary to reflect the foregoing.”

(u) Section 11.1 of the Merger Agreement is hereby amended by adding the following definitions:

“Diligence Period Completion Date” means August 31, 2023.

“Purchaser High Vote Common Stock” means the shares of Class C common stock, par value $0.0001 per share, of the Purchaser. For all purposes of this Agreement, Purchaser High Vote Common Stock shall be deemed to have the same value as all other Purchaser Common Stock.

“Second Amendment” means the Second Amendment to Agreement and Plan of Merger dated as of August 8, 2023, by and among the Parties.

“Target Filing Date” means September 30, 2023.

A-2-5

(v) Section 11.1 of the Merger Agreement is hereby amended by deleting the definition of “Business Plan” and replacing it with the following:

“Business Plan” means the October 2021 business plan of the Company which was previously provided to the Purchaser, as the same may be updated or amended from time to time by the Company.

(w) Section 11.1 of the Merger Agreement is hereby amended by deleting the definition of “Company Convertible Notes” and replacing it with the following:

“Company Convertible Notes” means the series of convertible promissory notes in the aggregate principal amount of up to Sixty Million dollars ($60,000,000) issued by the Company pursuant to those certain note purchase agreements, by and among the Company and the holders party thereto including any additional convertible promissory notes (the “Additional Company Convertible Notes”) of like tenor entered into after the date of this Agreement. The Additional Company Convertible Notes shall feature a floor conversion price of $8.00 or greater.

(x) Section 11.1 of the Merger Agreement is hereby amended by deleting the definition of “Company Security Holder” and replacing it with the following:

“Company Security Holders” means, collectively, the holders of Company Securities (other than, and to the extent that, such Company Securities were received as a result of the conversion of the Company Convertible Notes).

(y) Section 11.1 of the Merger Agreement is hereby amended by deleting the definition of “Company Stockholders” and replacing it with the following:

“Company Stockholders” means, collectively, the holders of Company Stock (other than, and to the extent that, such Company Stock was received as a result of the conversion of the Company Convertible Notes).

(z) Section 11.1 of the Merger Agreement is hereby amended by deleting the definition of “Fully-Diluted Company Shares” and replacing it with the following:

“Fully-Diluted Company Shares” means, at the Effective Time, the total number of issued and outstanding shares of Company Stock, treating all outstanding in-the-money Company Convertible Securities as having been exercised as of the Effective Time, but excluding (i) any Company Securities described in Section 1.9(b) and (ii) any Company Common Stock issued to the holders of Company Convertible Notes pursuant to Section 1.9(g).”

(aa) Section 11.1 of the Merger Agreement is hereby amended by deleting the definition of “Purchaser Common Stock” and replacing it with the following:

“Purchaser Common Stock” means the shares of (i) Purchaser Class A Common Stock and Purchaser Class B Common Stock (which following the Effective Time shall comprise a single class of common stock) and (ii) Purchaser High Vote Common Stock, collectively.

(bb) Section 11.1 of the Merger Agreement is hereby amended by deleting the definition of “Redemption Price” and replacing it with the following:

“Redemption Price” means an amount equal to $10.00 (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

A-2-6

2. Consents.

(a) Notwithstanding Section 5.2(b)(ii) and 5.2(b)(iv) of the Merger Agreement, the Company and the Purchaser acknowledge and agree that prior to the Closing, the Company may (i) incur additional Indebtedness from the issuance of Company Convertible Notes in order to finance the Company’s ordinary course costs and expenses and Expenses incurred in connection with the Merger and the transactions contemplated by the Merger Agreement.

(b) Notwithstanding Section 5.3(b)(ii) and 5.3(b)(iv) of the Merger Agreement, the Company and the Purchaser acknowledge and agree that after the date of the Second Amendment and prior to the Closing, the Purchaser may (i) incur additional Indebtedness in the aggregate principal amount of up to Ten Million dollars ($10,000,000) in order to finance the Purchaser’s ordinary course costs and expenses and Expenses incurred in connection with the Merger and the transactions contemplated by the Merger Agreement and (ii) refinance its currently outstanding convertible securities. Any convertible securities issued or refinanced by Purchaser pursuant to the foregoing clause shall feature a floor conversion price of no less than $8.00.

(c) Notwithstanding Section 5.2 or anything else in the Agreement to the contrary, following the Diligence Completion Date, the Company and its Subsidiaries may conduct their business prior to the Closing in accordance with the Business Plan.

3. Public Announcement. As soon as reasonably practicable, and in any event no later than the second (2nd) Business Day following the execution of this Second Amendment, the Parties shall mutually agree upon and, at a time when Nasdaq is closed, issue a mutual press release announcing the execution of this Second Amendment (the “Press Release”). Promptly after the issuance of the Press Release, the Purchaser shall file a current report on Form 8-K (the “Filing”) with the Press Release and a description of this Second Amendment as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Filing in any event no later than the third (3rd) Business Day after the execution of this Second Amendment).

4. Miscellaneous. Except as expressly provided in this Second Amendment, all of the terms and provisions in the Merger Agreement and the Ancillary Documents are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This Second Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Merger Agreement or any Ancillary Document or any rights under either thereof, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Agreement in the Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Merger Agreement, as amended by this Second Amendment (or as the Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Agreement, as amended by this Second Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. If any provision of the Merger Agreement is materially different from or inconsistent with any provision of this Second Amendment, the provision of this Second Amendment shall control, and the provision of the Merger Agreement shall, to the extent of such difference or inconsistency, be disregarded. Sections 10.1 through 10.10, 10.12 and 10.13 of the Merger Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this Second Amendment as if all references to the “Agreement” contained therein were instead references to this Second Amendment.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

A-2-7

IN WITNESS WHEREOF, each Party hereto has caused this Second Amendment to be signed and delivered as of the date first written above.

The Purchaser:

DIGITAL WORLD ACQUISITION CORP.

By:	/s/ Eric Swider
Name:	Eric Swider
Title:	Chief Executive Officer

The Purchaser Representative:

ARC GLOBAL INVESTMENTS II, LLC, solely

in the capacity as the Purchaser Representative

hereunder

By:	/s/ Patrick Orlando
Name:	Patrick Orlando
Title:	Authorized Signatory

Merger Sub:

DWAC MERGER SUB INC.

By:	/s/ Patrick Orlando
Name:	Patrick Orlando
Title:	President

The Company:

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

By:	/s/ Devin Nunes
Name:	Devin Nunes
Title:	Chief Executive Officer

The Seller Representative:

General Counsel of the Company, solely in the

capacity as the Seller Representative hereunder

By:	/s/ Scott Glabe
Name:	Scott Glabe
Title:	General Counsel

[Signature Page to Second Amendment to Merger Agreement]

A-2-8

Annex A-3

THIRD AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Third Amendment (this “Third Amendment”) to the Merger Agreement (as defined below) is made and entered into as of September 29, 2023, by and among (i) Digital World Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), (ii) DWAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) ARC Global Investments II, LLC, a Delaware limited liability company, in the capacity as the Purchaser Representative thereunder (the “Purchaser Representative”), (iv) the Company’s General Counsel, in the capacity as the Seller Representative thereunder (the “Seller Representative”), and (v) Trump Media & Technology Group Corp., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

RECITALS:

WHEREAS, the Parties have entered into that certain Agreement and Plan of Merger, dated as of October 20, 2021 (as amended by the First Amendment to the Agreement and Plan of Merger, dated as of May 11, 2022 and as further amended by the Second Amendment to the Agreement and Plan of Merger, dated as of August 9, 2023, the “Merger Agreement”);

WHEREAS, the Parties now desire to amend the Merger Agreement on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Merger Agreement, the Parties, intending to be legally bound, do hereby acknowledge and agree as follows:

1. Amendments to Merger Agreement.

(a)	Section 5.30 of the Merger Agreement is hereby amended by replacing “October 9, 2023” with “November 14, 2023”.

(b)	Section 8.1(j) of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following: “[Reserved]”.

(c)	Section 8.1(k) of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“by the Purchaser if the board of directors of the Purchaser, following updated due diligence conducted pursuant to Section 5.27(a), no longer believes in good faith that the Merger and the transactions contemplated by this Agreement (as may be amended from time to time) are in the best interests of Purchaser or its stockholders; provided that such termination right may only be exercised from October 31, 2023 through November 21, 2023;”

(d)	Section 8.1(l) of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“by the Company if the board of directors of the Company, following updated due diligence conducted pursuant to Section 5.27(b), no longer believes in good faith that the Merger and the transactions contemplated by this Agreement (as may be amended from time to time) are in the best interests of Company or its stockholders; provided that such termination right may only be exercised from October 31, 2023 through November 21, 2023;”

(e)	Section 8.1(m) of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“by the Company if the Purchaser has not filed an amendment to the Registration Statement by November 14, 2023; provided that such termination right may only be exercised on or prior to November 21, 2023.”

A-3-1

(f)	Section 11.1 of the Merger Agreement is hereby amended by deleting the definition of Target Filing Date and replacing it with the following:

“Target Filing Date” means October 31, 2023.

(g)	Section 11.1 of the Merger Agreement is hereby amended by adding the following definition:

“Third Amendment” means the Third Amendment to Agreement and Plan of Merger dated as of September 29, 2023, by and among the Parties.

2. Understanding of the Parties. The Parties acknowledge and agree that certain undertakings contemplated by the Second Amendment, including, without limitation, the mutual provision and review of due diligence materials, must be completed to the mutual satisfaction of the Parties as a condition precedent to the filing of the amendment of the Registration Statement and for the avoidance of doubt, the Purchaser’s obligations to use reasonable best efforts to file such amendment shall be subject to the satisfactory completion of such undertakings.

3. Public Announcement. As soon as reasonably practicable, and in any event no later than the second (2nd) Business Day following the execution of this Third Amendment, the Parties shall mutually agree upon and, at a time when Nasdaq is closed, issue a mutual press release announcing the execution of this Third Amendment (the “Press Release”). Promptly after the issuance of the Press Release, the Purchaser shall file a current report on Form 8-K (the “Filing”) with the Press Release and a description of this Third Amendment as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Filing in any event no later than the third (3rd) Business Day after the execution of this Third Amendment).

4. Miscellaneous. Except as expressly provided in this Third Amendment, all of the terms and provisions in the Merger Agreement and the Ancillary Documents are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This Third Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Merger Agreement or any Ancillary Document or any rights under either thereof, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Agreement in the Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Merger Agreement, as amended by this Third Amendment (or as the Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Agreement, as amended by this Third Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. If any provision of the Merger Agreement is materially different from or inconsistent with any provision of this Third Amendment, the provision of this Third Amendment shall control, and the provision of the Merger Agreement shall, to the extent of such difference or inconsistency, be disregarded. Sections 10.1 through 10.10, 10.12 and 10.13 of the Merger Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this Third Amendment as if all references to the “Agreement” contained therein were instead references to this Third Amendment.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

A-3-2

IN WITNESS WHEREOF, each Party hereto has caused this Third Amendment to be signed and delivered as of the date first written above.

The Purchaser:

DIGITAL WORLD ACQUISITION CORP.

By:	/s/ Eric Swider
Name:	Eric Swider
Title:	Chief Executive Officer

The Purchaser Representative:

ARC GLOBAL INVESTMENTS II, LLC, solely in the capacity as the Purchaser Representative hereunder

By:	/s/ Patrick Orlando
Name:	Patrick Orlando
Title:	Authorized Signatory

Merger Sub:
DWAC MERGER SUB INC.

By:	/s/ Patrick Orlando
Name:	Patrick Orlando
Title:	President

The Company:
TRUMP MEDIA & TECHNOLOGY GROUP CORP.

By:	/s/ Devin Nunes
Name:	Devin Nunes
Title:	Chief Executive Officer

The Seller Representative:

General Counsel of the Company, solely in the capacity as the Seller Representative hereunder

By:	/s/ Scott Glabe
Name:	Scott Glabe
Title:	General Counsel

[Signature Page to Third Amendment to Merger Agreement]

A-3-3

Annex B

FORM OF

SECOND AMENDED AND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

[•], 2024

Trump Media & Technology Group Corp., a corporation incorporated and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The Corporation was incorporated by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Secretary”) on December 11, 2020 (the “Original Certificate”), under the name “Digital World Acquisition Corp.” The Original Certificate was amended and restated by that certain Amended and Restated Certificate of Incorporation filed with the Secretary on September 2, 2021, as corrected by that certain Certificate of Correction filed with the Secretary on Mary 18, 2022, and as amended by that certain First Amendment to the Amended and Restated Certificate of Incorporation filed with the Secretary on September 6, 2023 (collectively, the “Amended and Restated Certificate”).

2. This Second Amended and Restated Certificate of Incorporation (this “Second Amended and Restated Certificate”), which changes the name of the Corporation to Trump Media & Technology Group Corp., amends, restates, and supersedes the Amended and Restated Certificate, was duly adopted in accordance with Sections 242, and 245 of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”).

3. This Second Amended and Restated Certificate shall become effective on [the date it is filed with the Secretary [or] [•], 2024] (the “Effective Date”).

4. The text of the Amended and Restated Certificate is hereby amended and restated in its entirety to read as follows:

ARTICLE I

NAME

The name of the Corporation is Trump Media & Technology Group Corp.

ARTICLE II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE III

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE IV

CAPITAL STOCK

Section 4.1 Authorized Capital Stock. The Corporation is authorized to issue a total of [    ] shares of capital stock, each with a par value of $0.0001 per share, consisting of

(a) [    ] shares of common stock (the “Common Stock”), and (b) [    ] shares of preferred stock (the “Preferred Stock”). Effective immediately upon the filing of this Second Amended and Restated Certificate with the Secretary of State of the State of Delaware, each share of Class B Common Stock of the Corporation, par value $0.0001 per share (the “Prior Class B Common Stock”), that was issued and outstanding immediately prior to the filing of this Second Amended and Restated Certificate shall automatically, without any further action of the holder thereof or the Corporation, be reclassified as, and converted into, [_____] shares of Common Stock. All certificates previously representing shares of Prior Class B Common Stock shall hereafter represent the appropriate number of shares of Common Stock. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.

Section 4.2 Preferred Stock. The Board is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences, and relative, participating, optional, special, and other rights, if any, of each such series and any qualifications, limitations, and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the fullest extent provided by the DGCL, now or hereafter, to adopt any such resolution or resolutions.

Section 4.3 Voting.

(a) Voting Power. Except as otherwise required by any non-waivable provision of applicable law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation.

(b) Nature of Voting Rights. Except as may be otherwise provided in this Second Amended and Restated Certificate (including any Preferred Stock Designation) or required by any non-waivable provision of applicable law, at all meetings of the stockholders and on all matters properly submitted to a vote of the stockholders, each holder of Common Stock, as such, shall (i) have the right to one vote per share of Common Stock held of record by such holder; and (ii) be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, as the same may be amended from time to time (the “Bylaws”); and (iii) be entitled to vote only upon such matters and in such manner as may be provided by this Second Amended and Restated Certificate or the Bylaws; provided, however, that, except as otherwise required by any non-waivable provision of applicable law, holders of shares of Common Stock shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any Preferred Stock Designation). This Second Amended and Restated Certificate does not authorize cumulative voting.

(c) Modification. Notwithstanding any other provisions of applicable law, this Second Amended and Restated Certificate, or the Bylaws that may otherwise permit a lesser vote of the stockholders, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by any non-waivable provision of applicable law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of 66.67% of the voting power of the outstanding shares of Common Stock entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Section 4.3.

Section 4.4 Dividends. Except as otherwise provided in this Second Amended and Restated Certificate (including any Preferred Stock Designation) or required by any non-waivable provision of applicable law, the Board may from time to time declare, and the Corporation may pay, dividends on outstanding shares of Common Stock from funds lawfully available therefor. Notwithstanding the foregoing, the Board may pay or make a disparate dividend or distribution per share of Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend is payable, the timing of the payment, or otherwise) if such disparate dividend is approved by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock.

Section 4.5 Liquidation, Dissolution, or Winding Up of the Corporation. Except as otherwise provided in this Second Amended and Restated Certificate (including any Preferred Stock Designation) or required by any non-waivable provision of applicable law, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders. Notwithstanding the foregoing, the Board may pay or make a disparate distribution per share of Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate distribution is approved by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock.

Section 4.6 Nature of Rights. Except as may be otherwise provided in this Second Amended and Restated Certificate or required by any non-waivable provision of applicable law, all shares of Common Stock shall have the same rights, privileges, and powers, shall rank equally (including, without limitation, as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets or winding up of the Corporation), shall share ratably, and shall be identical in all respects and as to all matters.

Section 4.7 Rights, Warrants, and Options. The Corporation may create and issue rights, warrants, and options entitling the holders thereof to acquire from the Corporation any shares of Common Stock of any class or classes, with such rights, warrants, and options to be evidenced by or in such instruments approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise, and other terms and conditions of such rights, warrants, or options; provided, however, that the consideration to be received for any shares of Common Stock issuable upon exercise thereof may not be less than the par value thereof.

Section 4.8 Lock-Up.

(a) Transfer Restriction. Subject to Section 4.8(b), the Locked-up Holders may not Transfer any Lock-up Shares until the end of the Lock-up Period. The Lock-up Shares shall carry appropriate legends indicating the restrictions on Transfer imposed by this Section 4.8, including as required by Section 151(f) of the DGCL with respect to uncertificated stock.

(b) Permitted Transfers. Notwithstanding anything to the contrary in Section 4.8(a), the Locked-up Holders or their respective Permitted Transferees may Transfer the Lock-up Shares during the Lock-up Period (i) by gift, will or intestate succession upon the death of Locked-up Holder, (ii) to any Permitted Transferee or (iii) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; provided, however, that in any of cases (i), (ii) or (iii) it shall be a condition to such transfer that the transferee executes and delivers to the Corporation an agreement stating that the transferee is receiving and holding the Lock-up Shares subject to the provisions of this Second Amended and Restated Certificate, and there shall be no further transfer of such Lock-up Shares.

(c) Definitions. For purposes of this Section 4.8 only:

(i) “DWAC Merger Sub” means DWAC Merger Sub Inc., a Delaware corporation.

(ii) “DWAC Transaction” means the merger of DWAC Merger Sub with and into TMTG, with TMTG surviving, pursuant to and as contemplated by the Merger Agreement.

(iii) “immediate family” means with respect to any natural person, any of the following: such person’s spouse or domestic partner, the siblings of such person and his or her spouse or domestic partner, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses or domestic partners and siblings).

(iv) “Lock-up Period” means the period beginning on the closing date of the DWAC Transaction and ending on the earliest of (i) the date that is six months after the closing date of the DWAC Transaction, (ii) the date on which the closing price for the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalization and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date of the DWAC Transaction, and (iii) the date after the closing of the DWAC Transaction on which the Corporation consummates a liquidation, merger, share exchange or other similar transaction that results in all of the Corporation’s stockholders having the right to exchange their equity holdings in the Corporation for cash, securities or other property.

(v) “Lock-up Shares” means the shares of capital stock (including, for avoidance of doubt, any shares underlying any options, warrants, convertible securities, or any other equity-linked instrument) of the Corporation received by the stockholders of TMTG, excluding. shares of capital stock of the Corporation issued in exchange for TMTG shares that were issued by TMTG to holders of TMTG Convertible Notes (as defined in the Merger Agreement) prior to the closing of the transactions contemplated in the Merger Agreement. For the avoidance of doubt, nothing in this charter shall modify any contractual obligations between the Corporation and the applicable stockholders.

(vi) “Locked-up Holders” means the holders of Lock-up Shares.

(vii) “Merger Agreement” means that certain Agreement and Plan of Merger dated as of October 20, 2021 by and among the Corporation, DWAC Merger Sub, TMTG, ARC Global Investments II, LLC, a Delaware limited liability company, and TMTG’s General Counsel, as amended from time to time.

(viii) “Permitted Transferee” means, with respect to a Locked-up Holder, (A) the members of such Locked-up Holder’s immediate family\, (B) any trust for the direct or indirect benefit of such Locked-up Holder or the immediate family of such Locked-up Holder, (C) if such Locked-up Holder is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (D) if such Locked-up Holder is an entity, as a distribution to limited partners, shareholders, members of, or owners of similar equity interests in such Locked-up Holder upon the liquidation and dissolution of such Locked-up Holder, and (E) to any affiliate of such Locked-up Holder.

(ix) “TMTG” means Trump Media & Technology Group Corp., a Delaware corporation.

(x) “Transfer” means (A) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Lock-up Shares, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-up Shares, or (C) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (A), (B) or (C) above is to be settled by delivery of Lock-up Shares or other securities, in cash or otherwise.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1 Board Powers. The Corporation’s Board of Directors (the “Board”) shall manage and direct the business and affairs of the Corporation. The Board is empowered to exercise all such powers and to do all such acts as may be exercised or done by the Corporation. This grant of power to the Board does not limit any of the powers expressly given to the Board under, but is subject to any conflicting provision of, the DGCL (to the extent that such provision is non-waivable), this Second Amended and Restated Certificate, and the Bylaws; provided, however, that a provision or a modification of a provision of the Bylaws adopted by the stockholders shall not invalidate any prior act of the Board that would have been valid if such addition or modification of a provision to the Bylaws had not been adopted.

Section 5.2 Number. As of the Effective Date, the number of directors constituting the Board shall be 7. Other than those, if any, who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, this number may be increased or decreased at any time and from time to time by the written resolution of the Board. However, in no event may a decrease in the number of directors constituting the Board shorten the term of any incumbent director or result in there being less than one director.

Section 5.3 Classification; Term.

(a) Classification and Initial Term. The Board shall be classified into three classes: Class I, Class II, and Class III. As of the date hereof, the number of directors in Class I shall be 2, the number of directors in Class II shall be 2, and the number of directors in Class III shall be 3. The initial terms of the initial Class I directors shall expire at the first annual meeting of the stockholders following the effectiveness of this Second Amended and Restated Certificate. The initial terms of the initial Class II directors shall expire at the second annual meeting of the stockholders following the effectiveness of this Second Amended and Restated Certificate. The initial terms of the initial Class III directors shall expire at the third annual meeting of the stockholders following the effectiveness of this Second Amended and Restated Certificate. If the number of directors constituting the Board is changed pursuant to Section 5.2, any resulting increase or decrease shall be apportioned by the Board among the director classes so as to maintain the proportion of directors in each class as nearly equal as possible.

(b) Term. Except as set forth in Section 5.3(a) with respect to the initial terms of the initial directors in the director classes, a director’s term shall expire at the third annual meeting of the stockholders following his or her most recent election or re-election as such. Each director shall hold office until such director’s successor is elected and qualified, or until such director’s earlier death, resignation, retirement, disqualification or removal from office. Any director may resign at any time upon notice to the Corporation given in writing by any electronic transmission permitted in the Corporation’s Bylaws or in accordance with applicable law. In the event of any increase or decrease in the authorized number of directors each director then serving as such shall nevertheless continue as a director of the class of which he or she is a member.

(c) Limitation. Notwithstanding anything to the contrary in Section 5.3(a), Section 5.3(b), or Section 5.5, (i) if the stockholders do not re-elect (or elect, with respect to a director appointed by the Board pursuant to Section 5.5) a director upon the expiration of his or her then-current term, he or she shall nonetheless remain in office until the qualification of his or her successor and (ii) a director’s term shall end early upon his or her resignation, removal, or death.

Section 5.4 Election. At the Corporation’s annual meeting of the stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present, in person or represented by proxy, at the meeting and entitled to vote thereon. The immediately preceding sentence is subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock. Unless required by the Bylaws, the directors need not be elected by written ballot.

Section 5.5 Newly Created Directorships and Vacancies. Newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from a director’s resignation, removal, or death may be filled solely and exclusively by the vote of a majority of the remaining directors then in office (or, if applicable, the sole remaining director), even if such directors constitute less than a quorum. Any director so appointed shall hold office until the expiration of the remaining full term of the class of directors to which the new directorship was added or in which the vacancy occurred, subject to Section 5.3(c).

Section 5.6 Removal. Any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of 66.67% of the voting power of all then-outstanding shares of Common Stock entitled to vote generally in the election of directors. Notwithstanding any other provisions of applicable law, this Second Amended and Restated Certificate, or the Bylaws that may otherwise permit a lesser vote of the stockholders, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by any non-waivable provision of applicable law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of 66.67% of the voting power of the outstanding shares of Common Stock entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Section 5.6.

Section 5.7 Preferred Stock—Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by any non-waivable provision of applicable law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Second Amended and Restated Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

ARTICLE VI

BYLAWS

In furtherance and not in limitation of the powers conferred upon it by the DGCL, and subject to the terms of any series of outstanding Preferred Stock, the Board shall have the power to adopt, amend, alter, or repeal the Bylaws by the affirmative vote of a majority of the directors. The stockholders may not adopt, amend, alter, or repeal the Bylaws, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by this Second Amended and Restated Certificate (including any Preferred Stock Designation), by the affirmative vote of the holders of 66.67% of the voting power of the outstanding shares of the Common Stock entitled to vote thereon. Notwithstanding any other provisions of applicable law, this Second Amended and Restated Certificate, or the Bylaws that may otherwise permit a lesser vote of the stockholders, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by any non-waivable provision of applicable law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of 66.67% of the voting power of the outstanding shares of Common Stock entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article VI.

ARTICLE VII

SPECIAL MEETINGS OF STOCKHOLDERS; NO ACTION BY WRITTEN CONSENT

Section 7.1 Special Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, the Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders of the Corporation to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders of the Corporation may not be called by another person or persons.

Section 7.2 Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders shall be given in the manner provided in the Bylaws.

Section 7.3 Effectuation; No Action by Written Consent. Except as may be otherwise provided for or fixed pursuant to this Second Amended and Restated Certificate (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, any action required or permitted to be taken by the stockholders at any annual or special meeting of the stockholders may be effected only at a duly called annual or special meeting of the stockholders and may not be effected by any written consent in lieu thereof by such stockholders.

Section 7.4 Modification. Notwithstanding any other provisions of applicable law, this Second Amended and Restated Certificate, or the Bylaws that may otherwise permit a lesser vote of the stockholders, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by any non-waivable provision of applicable law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of 66.67% of the voting power of the outstanding shares of Common Stock entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article VII.

ARTICLE VIII

LIMITED LIABILITY; INDEMNIFICATION

Section 8.1. Limitation of Director Liability. To the fullest extent permitted by the DGCL, a director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (b) for acts or omissions not made in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the DGCL; or (d) for any transaction from which the director derived an improper personal benefit. Any amendment, modification, or repeal of the foregoing sentence shall not adversely affect any right or protection of a director hereunder in respect of any act or omission occurring prior to the time of such amendment, modification, or repeal. If the DGCL is amended after the date hereof to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be further eliminated or limited to the fullest extent permitted by the DGCL as so amended, automatically and without further action, upon the date of such amendment.

Section 8.2 Indemnification and Advancement of Expenses.

(a) To the fullest extent permitted by the DGCL, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, other enterprise, or nonprofit entity, including, without limitation, service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, or agent, or in any other capacity while serving as a director, officer, employee, or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes, and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent permitted by the DGCL pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by any non-waivable provision of the DGCL, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it is ultimately determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 are contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors, and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b) The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under applicable law, this Second Amended and Restated Certificate, the Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

(c) Any repeal or amendment of this Section 8.2 arising for any reason shall, unless otherwise required by any non-waivable provision of applicable law or by the express provisions of such repeal or amendment, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced, or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d) This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by applicable law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE IX

BUSINESS COMBINATIONS

Section 9.1 DGCL Section 203. The Corporation expressly elects not to be subject to the provisions of Section 203 of the DGCL.

ARTICLE X

CORPORATE OPPORTUNITY

To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation shall offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of the Corporation with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the Corporation and (i) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue and (ii) the director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation (other than any legal obligation between the offeror and the director or officer pertaining to the offer).

ARTICLE XI

AMENDMENTS TO THE CERTIFICATE OF INCORPORATION

This Second Amended and Restated Certificate may not be amended, amended and restated, or repealed except with the approval of the Board and, except as otherwise set forth in this Second Amended and Restated Certificate, with the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of the Common Stock entitled to vote thereon; provided, however, that the foregoing is subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock. Notwithstanding the foregoing, except as otherwise required by any non-waivable provision of applicable law or this Amended and Restated Certificate (including any Preferred Stock Designation), holders of shares of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.

ARTICLE XII

EXCLUSIVE FORUM

Section 12.1 Forum.

(a) Claims Arising Under State Law. Subject to Section 12.1(b), to the fullest extent permitted by applicable law and absent the Corporation’s express written consent to an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including any beneficial owner thereof) to bring (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer, or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the DGCL, this Second Amended and Restated Certificate, or the Bylaws (including, without limitation, with respect to the interpretation, validity, or enforceability of any provision hereof or thereof); or (iv) any action asserting a claim governed by the internal affairs doctrine.

(b) Claims Arising Under Federal Law. To the fullest extent permitted by applicable law and absent the Corporation’s express written consent to an alternative forum, the United States District Court for the Southern District of Florida shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

Section 12.2 Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 12.1 is filed in a court other than in accordance therewith (a “Foreign Action”) in the name of any stockholder (or a beneficial owner thereof), such stockholder or beneficial owner, as applicable, shall be deemed to have consented to (a) the personal jurisdiction of the state located within the State of Delaware in connection with any action brought in any such court to enforce Section 12.1(a) or the personal jurisdiction of the federal courts in the Southern District of Florida in connection with any action brought in any such court to enforce Section 12.1(b) (an “FSC Enforcement Action”) and (b) having service of process made upon him, her, or it in any such FSC Enforcement Action by service upon such his, her, or its counsel in the Foreign Action as agent for such stockholder or beneficial owner, as applicable.

Section 12.3 Severability. If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by applicable law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal, or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

Section 12.4 Deemed Notice. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XII.

Section 12.5 Modification. Notwithstanding any other provisions of applicable law, this Second Amended and Restated Certificate, or the Bylaws that may otherwise permit a lesser vote of the stockholders, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by any non-waivable provision of applicable law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of 66.67% of the voting power of the outstanding shares of Common Stock entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article XII.

***

IN WITNESS WHEREOF, Trump Media & Technology Group Corp. has caused this Second Amended and Restated Certificate of Incorporation to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

By:
Name: [•]
Title: Chief Executive Officer

ANNEX C

DIGITAL WORLD ACQUISITION CORP.

2024 EQUITY INCENTIVE PLAN

1. Purpose. The purpose of the Digital World Acquisition Corp. 2024 Equity Incentive Plan (the “Plan”) is to provide a means through which the Company and its Affiliates may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of Common Shares, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company’s shareholders.

2. Definitions. The following definitions shall be applicable throughout the Plan:

(a) “Affiliate” means, at the time of determination, (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise. The Committee will have the authority to determine the time or times at which “Affiliate” is determined within the forgoing definition.

(b) “Award” means, individually or collectively, any Incentive Stock Option, Non-Qualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Bonus Award, and Performance Compensation Award granted under the Plan.

(c) “Board” means the Board of Directors of the Company.

(d) “Business Combination” has the meaning given such term in the definition of “Change in Control.”

(e) “Cause” shall have the meaning set forth in the applicable Participant’s employment or similar agreement with the Company or its Affiliates and in the absence of such agreement or definition, shall mean (i) the Company or an Affiliate having “cause” to terminate a Participant’s employment or service, as defined in any employment or consulting or similar agreement between the Participant and the Company or an Affiliate in effect at the time of such termination or (ii) in the absence of any such employment or consulting or similar agreement (or the absence of any definition of “Cause” contained therein), (A) gross misconduct by the Participant which results in loss, damage or injury to the Company or any of its Affiliates, its goodwill, business or reputation; (B) the commission or attempted commission of an act of embezzlement, fraud or breach of fiduciary duty which results in loss, damage or injury to the Company or any of its Affiliates, its goodwill, business or reputation; (C) the unauthorized disclosure or misappropriation of any trade secret or confidential information of the Company, any of its Affiliate or any third party who has a business relationship with the Company; (D) the Participant’s conviction of or plea of nolo contendere to, a felony under any state or federal law; (E) the violation (or potential violation) by the Participant, in any material respect, of a non-competition, non-solicitation, non-disclosure or assignment of inventions covenant between the Participant and the Company or any of its Affiliates; (F) the Participant’s failure to perform the Participant’s assigned duties and responsibilities to the reasonable satisfaction of the Company which failure continues, in the reasonable judgment of the Company, after written notice given to the Participant by the Company; or (G) the use of controlled substances, illicit drugs, alcohol or other substances or behavior which interferes with the Participant’s ability to perform his or her services for the Company or any of its Affiliates or which otherwise results in loss, damage or injury to the Company, its goodwill, business or reputation. Any determination of whether Cause exists shall be made by the Committee in its sole discretion.

(f) “Change in Control” shall, in the case of a particular Award, unless the applicable Award agreement states otherwise or contains a different definition of “Change in Control,” be deemed to occur upon:

(i) Any sale, lease, exchange or other transfer (in one or a series of related transactions) of all or substantially all of the assets of the Company;

(ii) Any “Person” as such term is used in Section 13(d) and Section 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) becomes, directly or indirectly, the “beneficial owner” as defined in Rule 13d-3 under the Exchange Act of securities of the Company that represent fifty percent (50%) or more of the combined voting power of the Company’s then outstanding voting securities (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this Section 2(f)(ii), the following acquisitions shall not constitute a Change in Control: (I) any acquisition directly from the Company principally for bona fide equity financing purposes, (II) any acquisition by the Company, (III) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate, (IV) any acquisition by any corporation pursuant to a transaction that complies with Sections 2(f)(iv)(A) and 2(f)(iv)(B), (V) any acquisition involving beneficial ownership of less than fifty percent (50%) of the then-outstanding Common Shares (the “Outstanding Company Common Shares”) or the Outstanding Company Voting Securities that is determined by the Board, based on review of public disclosure by the acquiring Person with respect to its passive investment intent, not to have a purpose or effect of changing or influencing the control of the Company; provided, however, that for purposes of this clause (V), any such acquisition in connection with (x) an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents or (y) any “Business Combination” (as defined below) shall be presumed to be for the purpose or with the effect of changing or influencing the control of the Company;

(iii) During any period of not more than two (2) consecutive years, individuals who constitute the Board as of the beginning of the period (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the beginning of such period, whose election or nomination for election was approved by a vote of at least two-thirds (2/3) of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) will be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board will be deemed to be an Incumbent Director;

(iv) Consummation of a merger, amalgamation or consolidation (a “Business Combination”) of the Company with any other corporation, unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Shares and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Shares and the Outstanding Company Voting Securities, as the case may be, and (B) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such Business Combination were Incumbent Directors at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination;

Notwithstanding the foregoing, a “Change in Control” shall not be deemed to have occurred by virtue of the consummation of the transactions contemplated by the Merger Agreement.

(v) Shareholder approval of a plan of complete liquidation of the Company.

(g) “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(h) “Committee” means a committee of at least two (2) people as the Board may appoint to administer the Plan or, if no such committee has been appointed by the Board, the Board.

(i) “Common Shares” means the shares of the Company’s Class A common stock, par value $0.0001 per share.

(j) “Company” means Digital World Acquisition Corp., a Delaware corporation.

(k) “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(l) “Effective Date” means the later of (i) the date on which the Plan is approved by the shareholders of the Company, and (ii) the date that is one day prior to the date of the closing of transactions contemplated by the Merger Agreement.

(m) “Eligible Director” means a person who is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

(n) “Eligible Person” with respect to an Award denominated in Common Shares, means any (i) individual employed by the Company or an Affiliate; (ii) director of the Company or an Affiliate; (iii) consultant or advisor to the Company or an Affiliate; provided that if the Securities Act applies such persons must be eligible to be offered securities registrable on Form S-8 under the Securities Act; or (iv) prospective employees, directors, officers, consultants or advisors who have accepted offers of employment or consultancy from the Company or its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he or she begins employment with or begins providing services to the Company or its Affiliates).

(o) “Exchange Act” has the meaning given such term in the definition of “Change in Control,” and any reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(p) “Exercise Price” has the meaning given such term in Section 7(b) of the Plan.

(q) “Fair Market Value” means, as of any date, the value of Common Shares determined as follows:

(i) If the Common Shares are listed on any established stock exchange or a national market system will be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(ii) If the Common Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Common Share will be the mean between the high bid and low asked prices for the Common Shares on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(iii) In the absence of an established market for the Common Shares, the Fair Market Value will be determined in good faith by the Committee.

(r) “Good Reason” shall have the meaning set forth in the applicable Participant’s employment or similar agreement with the Company or its Affiliates and in the absence of such agreement or definition, shall mean that one or more of the following has occurred without the Participant’s written consent:

(i) a material negative change in the nature or scope of the Participant’s responsibilities, duties or authority;

(ii) a material reduction in the Participant’s base compensation, excluding any reduction up to ten percent (10%) that is applied to all similarly situated service providers of the Company; or

(iii) the Participant’s required re-location to a worksite location which is more than fifty (50) miles from the Participant’s then current principal worksite without the Participant’s prior written consent (such consent not to be unreasonably withheld).

provided that, in any such case, the Participant provides written notice to the Company that the event giving rise to such claim of Good Reason has occurred within thirty (30) days after the occurrence of such event, and such Good Reason remains uncured thirty (30) days after the Participant has provided such written notice; provided further that any resignation of the Participant’s employment or service for “Good Reason” occurs no later than thirty (30) days following the expiration of such cure period.

(s) “Immediate Family Members” shall have the meaning set forth in Section 15(b).

(t) “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(u) “Indemnifiable Person” shall have the meaning set forth in Section 4(e) of the Plan.

(v) “Mature Shares” means Common Shares owned by a Participant that are not subject to any pledge or security interest and that have been either previously acquired by the Participant on the open market or meet such other requirements, if any, as the Committee may determine are necessary in order to avoid an accounting earnings charge on account of the use of such shares to pay the Exercise Price or satisfy a tax or deduction obligation of the Participant.

(w) “Merger Agreement” means the Agreement and Plan of Merger, dated October 20, 2021, as amended by the First Amendment to the Agreement, the Second Amendment to the Agreement and the Third Amendment to the Agreement, and as it may further be amended or supplemented from time to time, by and among Digital World Acquisition Corp., a Delaware corporation, Digital World Acquisition Corp. and the other parties thereto.

(x) “Non-Qualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(y) “Option” means an Award granted under Section 7 of the Plan.

(z) “Option Period” has the meaning given such term in Section 7(c) of the Plan.

(aa) “Outstanding Company Common Shares” has the meaning given such term in the definition of “Change in Control.”

(bb) “Outstanding Company Voting Securities” has the meaning given such term in the definition of “Change in Control.”

(cc) “Participant” means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to Section 6 of the Plan.

(dd) “Performance Compensation Award” shall mean any Award designated by the Committee as a Performance Compensation Award pursuant to Section 11 of the Plan.

(ee) “Performance Criteria” shall mean the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under the Plan.

(ff) “Performance Formula” shall mean, for a Performance Period, the one or more formulae applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

(gg) “Performance Goals” shall mean, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(hh) “Performance Period” shall mean the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Compensation Award.

(ii) “Permitted Transferee” shall have the meaning set forth in Section 15(b) of the Plan.

(jj) “Person” has the meaning given such term in the definition of “Change in Control.”

(kk) “Plan” means this Digital World Acquisition Corp. 2024 Equity Incentive Plan, as amended from time to time.

(ll) “Qualifying Termination” means, except as otherwise provided by the Committee as set forth in the Award, the occurrence of either a termination of a Participant’s employment by the Company without Cause or for Good Reason, in either case, occurring on or within the twelve (12) month period (or such other period specified in the applicable Award Agreement) following the consummation of a Change in Control.

(mm) “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(nn) “Restricted Stock Unit” means an unfunded and unsecured promise to deliver Common Shares, cash, other securities or other property, subject to certain performance or time-based restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(oo) “Restricted Stock” means Common Shares, subject to certain specified performance or time-based restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(pp) “Retirement” means, in the case of a particular Award, the definition set forth in the applicable Award Agreement.

(qq) “SAR Period” has the meaning given such term in Section 8(b) of the Plan.

(rr) “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.

(ss) “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of the Plan.

(tt) “Stock Bonus Award” means an Award granted under Section 10 of the Plan.

(uu) “Strike Price” means, except as otherwise provided by the Committee in the case of Substitute Awards, (i) in the case of a SAR granted in tandem with an Option, the Exercise Price of the related Option, or (ii) in the case of a SAR granted independent of an Option, the Fair Market Value on the Date of Grant.

(vv) “Subsidiary” means, with respect to any specified Person:

(i) any corporation, association or other business entity of which more than fifty percent (50%) of the total voting power of shares (without regard to the occurrence of any contingency and after giving effect to any voting agreement or shareholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii) any partnership (or any comparable foreign entity (a) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (b) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(ww) “Substitute Award” has the meaning given such term in Section 5(e).

3. Effective Date; Duration. The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4. Administration.

(a) The Committee shall administer the Plan. To the extent required to comply with the applicable provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time he or she takes any action with respect to an Award under the Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

(b) Subject to the provisions of the Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan or by the Board, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Common Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the form of Award agreement and the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Common Shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Common Shares, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards, including, but not limited to, upon a Qualifying Termination; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c) The Committee may delegate to one (1) or more officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Committee herein, and that may be so delegated as a matter of law, except for grants of Awards to persons subject to Section 16 of the Exchange Act.

(d) Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award or any documents evidencing Awards granted pursuant to the Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any shareholder of the Company.

(e) No member of the Board, the Committee, delegate of the Committee or any employee or agent of the Company (each such person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award hereunder. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company’s Articles of Incorporation or Bylaws. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f) Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5. Grant of Awards; Shares Subject to the Plan; Limitations.

(a) The Committee may, from time to time, grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonus Awards and/or Performance Compensation Awards to one or more Eligible Persons.

(b) Subject to Section 12 of the Plan, Awards granted under the Plan shall be subject to the following limitations: (i) the Committee is authorized to deliver under the Plan an aggregate of seven and one half percent (7 1⁄2%) of the fully diluted, and as converted, amount of Common Shares to be outstanding immediately following consummation of the Business Combination by and among DWAC Merger Sub Inc, the Company, and Trump Media & Technology Group Corp., taking into account any additional Common Shares that may be issued, as Earnout Shares (as defined in the Merger Agreement), pursuant to the Merger Agreement, all of which may be issued pursuant to the exercise of Incentive Stock Options; and (ii) the maximum number of Common Shares that may be granted under the Plan during any single fiscal year to any Participant who is a non-employee director, when taken together with any cash fees paid to such non-employee director during such year in respect of his or her service as a non-employee director (including service as a member or chair of any committee of the Board), shall not exceed $750,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes); provided that the non-employee directors who are considered independent (under the rules of The NASDAQ Stock Market or other securities exchange on which the Common Shares are traded) may make exceptions to this limit for a non-executive chair of the Board, if any, in which case the non-employee Director receiving such additional compensation may not participate in the decision to award such compensation. Notwithstanding the automatic annual increase set forth in (i) above, the Board may act prior to January 1st of a given year to provide that there will be no such increase in the share reserve for such year or that the increase in the share reserve for such year will be a lesser number of Common Shares than would otherwise occur pursuant to the stipulated percentage.

(c) In the event that (i) any Option or other Award granted hereunder is exercised through the tendering of Common Shares (either actually or by attestation) or by the withholding of Common Shares by the Company, or (ii) tax or deduction liabilities arising from such Option or other Award are satisfied by the tendering of Common Shares (either actually or by attestation) or by the withholding of Common Shares by the Company, then in each such case the Common Shares so tendered or withheld shall be added to the Common Shares available for grant under the Plan on a one-for-one basis. Shares underlying Awards under the Plan that are forfeited, cancelled, expire unexercised, or are settled in cash are available again for Awards under the Plan.

(d) Common Shares delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(e) Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). The number of Common Shares underlying any Substitute Awards shall not be counted against the aggregate number of Common Shares available for Awards under the Plan.

6. Eligibility. Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in the Plan.

7. Options.

(a) Generally. Each Option granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. All Options granted under the Plan shall be Non-Qualified Stock Options unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the shareholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code; provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Non-Qualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such non-qualification, such Option or portion thereof shall be regarded as a Non-Qualified Stock Option appropriately granted under the Plan.

(b) Exercise Price. Except with respect to Substitute Awards, the exercise price (“Exercise Price”) per Common Share for each Option shall not be less than one hundred percent (100%) of the Fair Market Value of such share determined as of the Date of Grant; provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any related corporation (as determined in accordance with Treasury Regulation Section 1.422-2(f)), the Exercise Price per share shall not be less than one hundred and ten percent (110%) of the Fair Market Value per share on the Date of Grant and provided further, that, notwithstanding any provision herein to the contrary, the Exercise Price shall not be less than the par value per Common Share.

(c) Vesting and Expiration. Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten (10) years, as may be determined by the Committee (the “Option Period”); provided, however, that the Option Period shall not exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns shares representing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any related corporation (as determined in accordance with Treasury Regulation Section 1.422-2(f)); provided, further, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any Option, which acceleration shall not affect the terms and conditions of such Option other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement: (i) the unvested portion of an Option shall expire upon the Participant’s termination of employment or service with the Company and its Affiliates, and the vested portion of such Option shall remain exercisable for (A) one (1) year following termination of employment or service by reason of such Participant’s death or disability (as determined by the Committee), but not later than the expiration of the Option Period or (B) ninety (90) days following termination of employment or service for any reason other than such Participant’s death or disability, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the Option Period; and (ii) both the unvested and the vested portion of an Option shall expire upon the termination of the Participant’s employment or service by the Company for Cause. If the Option would expire at a time when the exercise of the Option would violate applicable securities laws, the expiration date applicable to the Option will be automatically extended to a date that is thirty (30) calendar days following the date such exercise would no longer violate applicable securities laws (so long as such extension shall not violate Section 409A of the Code); provided, that in no event shall such expiration date be extended beyond the expiration of the Option Period.

(d) Method of Exercise and Form of Payment. No Common Shares shall be delivered pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any taxes required to be withheld or paid. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash, check, cash equivalent and/or Common Shares valued at the fair market value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of Common Shares in lieu of actual delivery of such shares to the Company); provided that such Common Shares are not subject to any pledge or other security interest and are Mature Shares and; (ii) by such other method as the Committee may permit in accordance with applicable law, in its sole discretion, on a case by case basis, including without limitation: (A) in other property having a fair market value on the date of exercise equal to the Exercise Price or (B) if there is a public market for the Common Shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the Common Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or (C) by a “net exercise” method whereby the Company withholds from the delivery of the Common Shares for which the Option was exercised that number of Common Shares having a fair market value equal to the aggregate Exercise Price for the Common Shares for which the Option was exercised. Fractional Common Shares may be issued or delivered pursuant to the Plan or any Award in the sole discretion of the Committee, and in the event the Committee determines that no fractional shares may be issued or delivered, the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Common Shares, or whether such fractional Common Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(e) Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date he makes a disqualifying disposition of any Common Shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Shares before the later of (A) two (2) years after the Date of Grant of the Incentive Stock Option or (B) one (1) year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession of any Common Shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.

(f) Compliance with Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, if applicable, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8. Stock Appreciation Rights.

(a) Generally. Each SAR granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) Exercise Price. The Exercise Price per Common Share for each SAR shall not be less than one hundred percent (100%) of the Fair Market Value of such share determined as of the Date of Grant.

(c) Vesting and Expiration. A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable and shall expire in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the “SAR Period”); provided, however, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement: (i) the unvested portion of a SAR shall expire upon termination of employment or service of the Participant granted the SAR, and the vested portion of such SAR shall remain exercisable for (A) one (1) year following termination of employment or service by reason of such Participant’s death or disability (as determined by the Committee), but not later than the expiration of the SAR Period or (B) ninety (90) days following termination of employment or service for any reason other than such Participant’s death or disability, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the SAR Period; and (ii) both the unvested and the vested portion of a SAR shall expire upon the termination of the Participant’s employment or service by the Company for Cause. If the SAR would expire at a time when the exercise of the SAR would violate applicable securities laws, the expiration date applicable to the SAR will be automatically extended to a date that is thirty (30) calendar days following the date such exercise would no longer violate applicable securities laws (so long as such extension shall not violate Section 409A of the Code); provided, that in no event shall such expiration date be extended beyond the expiration of the SAR Period.

(d) Method of Exercise. SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. Notwithstanding the foregoing, if on the last day of the Option Period (or in the case of a SAR independent of an option, the SAR Period), the fair market value exceeds the Strike Price, the Participant has not exercised the SAR or the corresponding Option (if applicable), and neither the SAR nor the corresponding Option (if applicable) has expired, such SAR shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment therefor.

(e) Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the fair market value of one Common Share on the exercise date over the Strike Price, less an amount equal to any taxes required to be withheld or paid. The Company shall pay such amount in cash, in Common Shares valued at fair market value, or any combination thereof, as determined by the Committee. Fractional Common Shares may be issued or delivered pursuant to the Plan or any Award in the sole discretion of the Committee, and in the event the Committee determines that no fractional shares may be issued or delivered, the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Common Shares, or whether such fractional Common Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

9. Restricted Stock and Restricted Stock Units.

(a) Generally. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each such grant shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

(b) Restricted Accounts; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, a book entry in a restricted account shall be established in the Participant’s name at the Company’s transfer agent and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than held in such restricted account pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate share power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank share power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the applicable Award agreement, the Participant generally shall have the rights and privileges of a shareholder as to such Restricted Stock, including without limitation the right to vote such Restricted Stock and the right to receive dividends, if applicable. To the extent shares of Restricted Stock are forfeited, any share certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect thereto shall terminate without further obligation on the part of the Company.

(c) Vesting; Acceleration of Lapse of Restrictions. Unless otherwise provided by the Committee in an Award agreement the unvested portion of Restricted Stock and Restricted Stock Units shall terminate and be forfeited upon termination of employment or service of the Participant granted the applicable Award.

(d) Delivery of Restricted Stock and Settlement of Restricted Stock Units.

(i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his beneficiary, without charge, the share certificate evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in Common Shares having a fair market value equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends (except as otherwise set forth by the Committee in the applicable Award agreement).

(ii) Unless otherwise provided by the Committee in an Award agreement, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his beneficiary, without charge, one (1) Common Share for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (i) pay cash or part cash and part Common Share in lieu of delivering only Common Shares in respect of such Restricted Stock Units or (ii) defer the delivery of Common Shares (or cash or part Common Shares and part cash, as the case may be) beyond the expiration of the Restricted Period if such delivery would result in a violation of applicable law until such time as is no longer the case. If a cash payment is made in lieu of delivering Common Shares, the amount of such payment shall be equal to the fair market value of the Common Shares as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units, less an amount equal to any taxes required to be withheld or paid.

10. Stock Bonus Awards. The Committee may issue unrestricted Common Shares, or other Awards denominated in Common Shares, under the Plan to Eligible Persons, either alone or in tandem with other awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Stock Bonus Award granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Stock Bonus Award so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

11. Performance Compensation Awards.

(a) Generally. The Committee shall have the authority, at the time of grant of any Award described in Sections 7 through 10 of the Plan, to designate such Award as a Performance Compensation Award. The Committee shall have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award. Unless otherwise determined by the Committee, all Performance Compensation Awards shall be evidenced by an Award agreement.

(b) Discretion of Committee with Respect to Performance Compensation Awards. The Committee shall have the discretion to establish the terms, conditions and restrictions of any Performance Compensation Award. With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal (s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula.

(c) Performance Criteria. The Committee may establish Performance Criteria that will be used to establish the Performance Goal(s) for Performance Compensation Awards which may be based on the attainment of specific levels of performance of the Company (and/or one or more Affiliates, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of rollouts of new products and services; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects. Any one (1) or more of the Performance Criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Affiliates as a whole or any business unit(s) of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. Any Performance Criteria that are financial metrics, may be determined in accordance with United States Generally Accepted Accounting Principles (“GAAP”) or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP.

(d) Modification of Performance Goal(s). The Committee is authorized at any time to adjust or modify the calculation of a Performance Goal for such Performance Period, based on and in order to appropriately reflect any specified circumstance or event that occurs during a Performance Period, including but not limited to the following: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) unusual and/or infrequently occurring items as described in Accounting Principles Board Opinion No. 30 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) discontinued operations; (viii) any other specific unusual or infrequently occurring or non-recurring events, or objectively determinable category thereof; (ix) foreign exchange gains and losses; and (x) a change in the Company’s fiscal year.

(e) Terms and Conditions to Receipt of Payment. Unless otherwise provided in the applicable Award agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period. A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant’s Performance Compensation Award has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals. Following the completion of a Performance Period, the Committee shall determine whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate the amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant’s Performance Compensation Award actually payable for the Performance Period.

(f) Timing of Award Payments. Except as provided in an Award agreement, Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following the Committee’s determination in accordance with Section 11(e).

12. Changes in Capital Structure and Similar Events. In the event of (i) any dividend (other than ordinary cash dividends) or other distribution (whether in the form of cash, Common Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, spin-off, split-up, split-off, combination, repurchase or exchange of Common Shares or other securities of the Company, issuance of warrants or other rights to acquire Common Shares or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the Common Shares, or (ii) unusual or infrequently occurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments in such manner as it may deem equitable, including without limitation any or all of the following:

(a) adjusting any or all of (A) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under the Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of the Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price or Strike Price with respect to any Award or (3) any applicable performance measures (including, without limitation, Performance Criteria and Performance Goals);

(b) providing for a substitution or assumption of Awards in a manner that substantially preserves the applicable terms of such Awards;

(c) accelerating the exercisability or vesting of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event;

(d) modifying the terms of Awards to add events, conditions or circumstances (including termination of employment within a specified period after a Change in Control) upon which the exercisability or vesting of or lapse of restrictions thereon will accelerate;

(e) deeming any performance measures (including, without limitation, Performance Criteria and Performance Goals) satisfied at target, maximum or actual performance through closing or such other level determined by the Committee in its sole discretion, or providing for the performance measures to continue (as is or as adjusted by the Committee) after closing;

(f) providing that for a period prior to the Change in Control determined by the Committee in its sole discretion, any Options or SARs that would not otherwise become exercisable prior to the Change in Control will be exercisable as to all Common Shares subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Change in Control and if the Change in Control does not take place after giving such notice for any reason whatsoever, the exercise will be null and void) and that any Options or SARs not exercised prior to the consummation of the Change in Control will terminate and be of no further force and effect as of the consummation of the Change in Control; and

(g) canceling any one or more outstanding Awards and causing to be paid to the holders thereof, in cash, Common Shares, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per Common Share received or to be received by other shareholders of the Company in such event), including without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the fair market value (as of a date specified by the Committee) of the Common Shares subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the fair market value of a Common Share subject thereto may be canceled and terminated without any payment or consideration therefor); provided, however, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

13. Amendments and Termination.

(a) Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that (i) no amendment to Section 13(b) (to the extent required by the proviso in such Section 13(b)) shall be made without shareholder approval and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Common Shares may be listed or quoted); provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary.

(b) Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of any applicable Award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; provided, further, that without shareholder approval, except as otherwise permitted under Section 12 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee may not cancel any outstanding Option or SAR where the Fair Market Value of the Common Shares underlying such Option or SAR is less than its Exercise Price and replace it with a new Option or SAR, another Award or cash and (iii) the Committee may not take any other action that is considered a “repricing” for purposes of the shareholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Common Shares are listed or quoted.

14. General.

(a) Award Agreements. Each Award under the Plan shall be evidenced by an Award agreement, which shall be delivered to the Participant (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award and any rules applicable thereto, including without limitation, the effect on such Award of the death, disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee.

(b) Non-Transferability.

(i) Each Award shall be exercisable only by a Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award agreement to preserve the purposes of the Plan, to: (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his or her Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion, or (II) as provided in the applicable Award agreement. (each transferee described in clauses (A), (B), (C) and (D) above is hereinafter referred to as a “Permitted Transferee”); provided that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii) The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in the Plan, or in any applicable Award agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the Common Shares to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of the termination of the Participant’s employment by, or services to, the Company or an Affiliate under the terms of the Plan and the applicable Award agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award agreement.

(c) Tax Withholding and Deductions.

(i) A Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right and is hereby authorized to deduct and withhold, from any cash, Common Shares, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Common Shares, other securities or other property) of any required taxes (up to the maximum statutory rate under applicable law as in effect from time to time as determined by the Committee) and deduction in respect of an Award, its grant, vesting or exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such taxes.

(ii) Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, determined on a case by case basis, permit a Participant to satisfy, in whole or in part, the foregoing tax and deduction liability by (A) the delivery of Common Shares (which are not subject to any pledge or other security interest and are Mature Shares, except as otherwise determined by the Committee) owned by the Participant having a fair market value equal to such liability or (B) having the Company withhold from the number of Common Shares otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a Fair Market Value equal to such liability.

(d) No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award agreement, notwithstanding any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(e) Addenda. The Committee may adopt such addenda to the Plan as it may consider necessary or appropriate for the purpose of granting Awards, which Awards may contain such terms and conditions as the Committee deems necessary or appropriate to accommodate differences in local law, tax policy or custom, which may deviate from the terms and conditions set forth in this Plan. The terms of any such addenda shall supersede the terms of the Plan to the extent necessary to accommodate such differences but shall not otherwise affect the terms of the Plan as in effect for any other purpose. With respect to Participants who reside or work outside of the United States of America, the Committee may in its sole discretion amend the terms of the Plan or outstanding Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(f) Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon his death. A Participant may, from time to time, revoke or change his beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate.

(g) Termination of Employment/Service. Unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice-versa) shall be considered a termination of employment or service with the Company or an Affiliate; and (ii) if a Participant’s employment with the Company and its Affiliates terminates, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity (or vice-

versa), such change in status shall not be considered a termination of employment with the Company or an Affiliate.

(h) No Rights as a Stockholder. Except as otherwise specifically provided in the Plan or any Award agreement, no person shall be entitled to the privileges of ownership in respect of Common Shares or other securities that are subject to Awards hereunder until such shares have been issued or delivered to that person.

(i) Government and Other Regulations.

(i) The obligation of the Company to settle Awards in Common Shares or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Common Shares or other securities pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Common Shares or other securities to be offered or sold under the Plan. The Committee shall have the authority to provide that all certificates for Common Shares or other securities of the Company or any Affiliate delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system upon which such shares or other securities are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Common Shares from the public markets, the Company’s issuance of Common Shares or other securities to the Participant, the Participant’s acquisition of Common Shares or other securities from the Company and/or the Participant’s sale of Common Shares to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award denominated in Common Shares in accordance with the foregoing, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate fair market value of the Common Shares subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of Common Shares (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof.

(j) Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k) Non-Exclusivity of the Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or other equity-based awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(l) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

(m) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself.

(n) Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(o) Governing Law. The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof. Each party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the state and federal courts seated in Delaware (and any appellate courts thereof) in any action or proceeding arising out of or relating to this Plan, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party hereby knowingly, voluntarily and intentionally irrevocably waives the right to a trial by jury in respect to any litigation, dispute, claim, legal action or other legal proceeding based hereon, or arising out of, under, or in connection with, this Plan.

(p) Severability. If any provision of the Plan or any Award or Award agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(q) Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, amalgamation, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(r) Code Section 409A.

(i) Notwithstanding any provision of this Plan to the contrary, all Awards made under this Plan are intended to be exempt from or, in the alternative, comply with Code Section 409A and the interpretive guidance thereunder, including the exceptions for stock rights and short-term deferrals. The Plan shall be construed and interpreted in accordance with such intent. Each payment under an Award shall be treated as a separate payment for purposes of Code Section 409A and, if an Award includes “dividend equivalents” within the meaning of Section 1.409A-3(e) of Code Section 409A, the Participant’s right to receive the dividend equivalents will be treated separately from the right to other amounts under the Award.

(ii) If a Participant is a “specified employee” (as such term is defined for purposes of Code Section 409A) at the time of his or her termination of service, no amount that is non-qualified deferred compensation subject to Code Section 409A and that becomes payable by reason of such termination of service shall be paid to the Participant (or in the event of the Participant’s death, the Participant’s representative or estate) before the earlier of (x) the first business day after the date that is six months following the date of the Participant’s termination of service, and (y) within thirty (30) days following the date of the Participant’s death (in each case, without interest). Any payments of non-qualified deferred compensation under any Award payable more than six months following the Participant’s termination of service will be paid at the time or times the payments are otherwise scheduled to be made. For purposes of Code Section 409A, a termination of service shall be deemed to occur only if it is a “separation from service” within the meaning of Code Section 409A, and references in the Plan and any Award agreement to “termination of service” or similar terms shall mean a “separation from service”, whether such “separation from service” occurs upon or after the Participant’s termination of service. If any Award is or becomes subject to Code Section 409A and if payment of such Award would be accelerated or otherwise triggered under a Change in Control, then the definition of Change in Control shall be deemed modified, only to the extent necessary to avoid the imposition of an excise tax under Code Section 409A, to mean a “change in control event” as such term is defined for purposes of Code Section 409A.

(iii) Any adjustments made pursuant to Section 12 to Awards that are subject to Code Section 409A shall be made in compliance with the requirements of Code Section 409A, and any adjustments made pursuant to Section 12 to Awards that are not subject to Code Section 409A shall be made in such a manner as to ensure that after such adjustment, the Awards either (x) continue not to be subject to Code Section 409A or (y) comply with the requirements of Code Section 409A.

(s) Expenses; Gender; Titles and Headings. The expenses of administering the Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

(t) Other Agreements. Notwithstanding the above, the Committee may require, as a condition to the grant of and/or the receipt of Common Shares or other securities under an Award, that the Participant execute lock-up, shareholder or other agreements, as it may determine in its sole and absolute discretion.

(u) Payments. Participants shall be required to pay, to the extent required by applicable law, any amounts required to receive Common Shares or other securities under any Award made under the Plan.

(v) Erroneously Awarded Compensation. All Awards shall be subject (including on a retroactive basis) to (i) any clawback, forfeiture or similar incentive compensation recoupment policy established from time to time by the Company, including, without limitation, any such policy established to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act, (ii) applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act), and/or (iii) the rules and regulations of the applicable securities exchange or inter-dealer quotation system on which the Common Shares or other securities are listed or quoted, and such requirements shall be deemed incorporated by reference into all outstanding Award agreements.

[Signature page follows]

IN WITNESS WHEREOF, this Digital World Acquisition Corp. 2024 Equity Incentive Plan has been duly approved and adopted by the Company and the shareholders as of the dates set forth below.

Adopted by consent of the Board: , 2024

Shareholder Approved: , 2024

DIGITAL WORLD ACQUISITION CORP.

By:

Title:

Date:

[Signature page to Digital World Acquisition Corp. 2024 Equity Incentive Plan]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

Digital World’s amended and restated certificate of incorporation provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and Digital World’s bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, effective upon the consummation of the Business Combination, as defined in Part I of this registration statement, Digital World has entered or will enter into indemnification agreements with directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements will require Digital World, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21.	Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed as part of this Registration Statement:

EXHIBIT INDEX

2.1* †	Agreement and Plan of Merger, dated as of October 20, 2021, as amended on May 11, 2022, August 8, 2023, and September 29, 2023 by and among Digital World Acquisition Corp., DWAC Merger Sub Inc. and Trump Media & Technology Group Corp. (included as Annex A to the proxy statement/prospectus which is part of this Registration Statement).

3.1	Amended and Restated Certificate of Incorporation of Digital World Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed by Digital World on September 9, 2021).

3.2*	Form of Certificate of Incorporation of Trump Media & Technology Group Corp. to become effective in connection with the Business Combination (included as Annex B to the proxy statement/prospectus which is part of this Registration Statement).

3.3	Bylaws of Digital World Acquisition Corp. (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-1, filed by Digital World Acquisition Corp. on May 26, 2021).

3.4*	Form of Bylaws of Trump Media & Technology Group Corp. to become effective in connection with the Business Combination.

3.5	Second Amended and Restated Certificate of Incorporation of Digital World Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed by Digital World on September 6, 2023).

4.1	Warrant Agreement, dated September 2, 2021, by and between Digital World Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed by Digital World Acquisition Corp. on September 9, 2021).

4.2	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1/A2, filed by Digital World Acquisition Corp. on July 26, 2021).

4.3	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1/A2, filed by Digital World Acquisition Corp. on July 26, 2021).

4.4	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1/A2, filed by Digital World Acquisition Corp. on July 26, 2021).

5.1*	Opinion of Paul Hastings LLP regarding validity of shares registered.

8.1*	Opinion of Nelson Mullins Riley & Scarborough LLP regarding certain tax matters.

10.1	Amended and Restated Promissory Note, dated August 20, 2021, issued to ARC Global Investments II LLC (incorporated by reference to Exhibit 10.2 to the Amended to Registration Statement on Form S-1, filed by Digital World Acquisition Corp. on August 20, 2021).

10.2	Letter Agreement, dated September 2, 2021, by and among Digital World Acquisition Corp., its officers, directors, ARC Global Investments II LLC and EF Hutton, Division of Benchmark Investments, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Digital World Acquisition Corp. on September 9, 2021).

10.3	Investment Management Trust Agreement, dated September 2, 2021, by and between Digital World Acquisition Corp. and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by Digital World Acquisition Corp. on September 9, 2021).

10.4	Registration Rights Agreement, dated September 2, 2021, by and among Digital World Acquisition Corp. and certain security holders. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed by Digital World Acquisition Corp. on September 9, 2021).

10.5	Securities Subscription Agreement, dated January 20, 2021, between Digital World Acquisition Corp. and ARC Global Investments II LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1, filed by Digital World Acquisition Corp. on May 26, 2021).

10.6	Units Subscription Agreement, dated September 2, 2021, between Digital World Acquisition Corp. and ARC Global Investments II LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, filed by Acquisition Corp. on September 9, 2021).

10.7	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1/A2, filed by Digital World Acquisition Corp. on July 26, 2021).

10.8*	Form of Trump Media & Technology Group Corp. 2024 Equity Incentive Plan (included as Annex C to the proxy statement/prospectus which is part of this Registration Statement).

10.9	Form of Voting Agreement by and among Digital World Acquisition Corp., Trump Media & Technology Group Corp. and the stockholder of Trump Media & Technology Group Corp. thereto (included as Exhibit A to Annex A to the proxy statement/prospectus which is part of this Registration Statement).

10.10	Form of Lock-Up Agreement by and among Digital World Acquisition Corp., Trump Media & Technology Group Corp. and the stockholder of Trump Media & Technology Group Corp. thereto (included as Exhibit B to Annex A to the proxy statement/prospectus which is part of this Registration Statement).

10.11	Amendment of the Insider Letter, dated May 12, 2022, by and among Digital World Acquisition Corp., its officers, directors, ARC Global Investments II LLC and EF Hutton, Division of Benchmark Investments, LLC (previously filed as Exhibit 10.12 to the Registration Statement on Form S-4 filed by Digital World Acquisition Corp. on May 16, 2022).

10.12*	TMTG Executive Employment Agreement with Phillip Juhan, dated July 7, 2021, as of the Effective Date.

10.13*	TMTG Amendment to Executive Employment Agreement with Phillip Juhan, dated December 31, 2021, as of the Effective Date.

10.14*	TMTG Executive Employment Agreement with Devin Nunes, dated January 2, 2022, as of the Effective Date.

10.15*	TMTG Executive Employment Agreement with Andrew Northwall, dated December 17, 2021, as of the Effective Date.

10.16*	TMTG Amendment to Executive Employment Agreement with Andrew Northwall, dated December 30, 2023, as of the Effective Date.

10.17*	Form of TMTG Second Amended and Restated License, Likeness, Exclusivity and Restrictive Covenant Agreement to become effective prior to the completion of the Business Combination.

10.18	Order Instituting Cease-and Desist Proceedings pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order, dated July 20, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Acquisition Corp. on July 21, 2023).

10.19	Promissory Note, dated September 8, 2022, issued to ARC Global Investments II LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Digital World Acquisition Corp. on September 8, 2022).

10.20	Administrative Services Agreement, dated as of April 5, 2023, by and between the Company and Renatus LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Digital World Acquisition Corp. on April 5, 2023).

10.21	Promissory Note to ARC Global Investments II LLC, dated as of April 21, 2023 (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed by Digital World Acquisition Corp. on April 26, 2023).

10.22	Promissory Note to ARC Global Investments II LLC, dated as of April 21, 2023 (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed by Digital World Acquisition Corp. on April 26, 2023).

10.23	Promissory Note, dated June 2, 2023, issued to Renatus Advisors LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Digital World Acquisition Corp. on June 2, 2023).

10.24	Promissory Note, dated June 2, 2023, issued to Renatus Advisors LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by Digital World Acquisition Corp. on June 2, 2023).

10.25	Amendment No. 1 to Investment Management Trust Agreement, dated August 25, 2023, by and between Digital World Acquisition Corp. and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Digital World Acquisition Corp. on August 25, 2023).

10.26	Promissory Note to certain accredited investors, dated as of November 6, 2023, November 10, 2023, November 14, 2023, and November 19, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Digital World Acquisition Corp. on November 20, 2023).

10.27	Promissory Note to a certain accredited investor, dated as of November 20, 2022, (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Digital World Acquisition Corp. on November 22, 2023).

10.28*	Form of Digital World Acquisition Corp. Compensation Program Convertible Note.

10.29	Form of Warrant Subscription Agreement, dated as of February 7, 2024, by and among Digital World Acquisition Corp. and certain accredited investors 2023 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed by Digital World Acquisition Corp. on February 8, 2024).

10.30	Form of Note Purchase Agreement, dated February 8, 2024, by and among Digital World Acquisition Corp. and certain accredited investors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Digital World Acquisition Corp. on February 8, 2024).

10.31	Form of Convertible Promissory Note, issued February 8, 2024 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by Digital World Acquisition Corp. on February 8, 2024).

10.32*	Retention Bonus Agreement, dated as of February 9, 2024, by and among Digital World Acquisition Corp., Trump Media & Technology Group Corp., ARC Global Investments II, LLC and General Counsel of Trump Media & Technology Group Corp.

10.33##	Presentation prepared by Alvarez & Marsal, LLC

10.34*	Letter Agreement , dated February 8, 2024, by and among (i) Digital World Acquisition Corp, (ii) DWAC Merger Sub Inc., (iii) ARC Global Investments II, LLC, (iv) Trump Media & Technology Group Corp., and (v) Trump Media & Technology Group Corp.’s General Counsel, in the capacity as the Seller Representative thereunder, in accordance with that certain Agreement and Plan of Merger, dated as of October 20, 2021 (as amended from time to time, the “Merger Agreement”).

16.1	Letter from Marcum LLP to the SEC, dated August 15, 2023 (incorporated by reference to Exhibit 16.1 to the Current Report on Form 8-K, filed by Digital World Acquisition Corp. on August 15, 2023).

23.1*	Consent of Adeptus Partners LLC, independent registered public accounting firm of Digital World Acquisition Corp.

23.2*	Consent of BF Borgers, independent registered public accounting firm of Trump Media & Technology Group Corp.

23.3*	Consent of Paul Hastings LLP (included in Exhibit 5.1).

23.4*	Consent of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 8.1).

24.1*	Power of Attorney (included as part of the signature page to Amendment No. 1 to Form S-4, filed by Digital World Acquisition Corp. on November 13, 2023).

99.1*	Consent of Devin G. Nunes to be named as a director nominee.

99.2*	Consent of Donald J. Trump, Jr. to be named as a director nominee.

99.3*	Consent of Robert Lighthizer to be named as a director nominee.

99.4*	Consent of Linda McMahon to be named as a director nominee.

99.5*	Consent of W. Kyle Green to be named as a director nominee.

99.6*	Consent of Kashyap Patel to be named as a director nominee.

99.7*	Consent of Eric Swider to be named as a director nominee.

99.8*	Form of Proxy Card.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (Embedded as Inline XBRL document and contained in Exhibit 101).

107*	Calculation of Registration Fee.

*	Filed herewith.
**	To be filed by amendment.
#	Furnished herewith.
##	To be furnished by amendment
†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 22.	Undertakings.

(a)The	undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)

That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(9)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(b)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 12th day of February, 2024.

DIGITAL WORLD ACQUISITION CORP.

By:	/s/ Eric Swider
Eric Swider
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment No. 4 to the Registration Statement has been signed by the following persons and on the dates indicated.

Name	Position	Date

/s/ Eric Swider Eric Swider	Chief Executive Officer (Principal Executive Officer)	February 12, 2024

/s/ Katherine Chiles Katherine Chiles	Chief Financial Officer (Principal Financial and Accounting Officer)	February 12, 2024

* Alexander Cano	President and Secretary	February 12, 2024

* Frank Andrews	Non-Executive Chairman and Director	February 12, 2024

* Edward Preble	Director	February 12, 2024

* Jeffrey Smith	Director	February 12, 2024

By:	/s/ Eric Swider
Eric Swider
Attorney-in-fact